Form 10-K, Exhibit 13
period 1993-12-31
OTTER TAIL POWER CO
filed 1994-03-30
CIK 75129

Exhibit 13-A

DIVIDENDS

We have paid quarterly dividends on our common stock since 1938 without interruption or reduction. Dividends paid in 1993 totaled $1.68 per common share. The indicated annual rate for 1994 is $1.72.



BUYING AND SELLING

Otter Tail common stock is traded on NASDAQ's National Market System. (NASDAQ:
National Association of Securities Dealers Automated Quotation.)

SELECTED CONSOLIDATED FINANCIAL DATA
                                          1993        1992        1991        1990        1989        1988        1983
                                                                (thousands except per-share data)
Revenues
Electric
  Residential........................  $  62,167   $  59,038   $  61,844   $  60,326   $  61,891   $  62,591   $  58,978
  Commercial and Farms...............     36,971      35,342      36,246      35,443      35,725      36,210      32,768
  Industrial.........................     65,757      63,522      62,284      58,812      59,173      60,739      50,451
  Other Electric.....................     27,395      19,203      19,082      17,758      15,818      18,681      20,937
                                       ---------    --------    --------   ---------   ---------   ---------   ---------
Total Electric.......................  $ 192,290   $ 177,105   $ 179,456   $ 172,339   $ 172,607   $ 178,221   $ 163,134
Health Services......................     32,068           -           -           -           -           -           -
Diversified Operations...............     40,869      32,433      20,389       8,009       1,756           -           -
                                       ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total Operating Revenues...........  $ 265,227   $ 209,538   $ 199,845   $ 180,348   $ 174,363   $ 178,221   $ 163,134

Net Income...........................  $  27,369   $  26,538   $  26,096   $  24,852   $  25,266   $  25,317   $  21,455
Cash Flow from Operations............  $  53,255   $  44,866   $  46,667   $  46,681   $  46,902   $  47,675         N/A
Total Assets.........................  $ 563,905   $ 530,456   $ 491,633   $ 477,224   $ 462,596   $ 476,363   $ 446,465
Long-Term Debt.......................  $ 166,563   $ 159,295   $ 146,326   $ 135,186   $ 119,711   $ 121,815   $ 155,961
Redeemable Preferred.................  $  18,000   $  18,000   $  13,150   $  13,705   $  14,815   $  15,925   $  33,740
Common Shares Outstanding
  (1) (thousands)....................     11,180      11,180      11,185      11,223      11,795      11,968      11,029
Number of Common Shareholders (2)....     13,634      13,812      13,928      13,984      14,277      14,595      17,161
Earnings per Common Share (3)........  $    2.23   $    2.17   $    2.15   $    1.99   $    1.94   $    1.92   $    1.60
Dividends per Common Share...........  $    1.68   $    1.64   $    1.60   $    1.56   $    1.52   $    1.48   $    1.22




NOTES:
(1) Number of shares outstanding at year end
(2) Holders of record at year end
(3) Based on average number of shares outstanding

[TEXT]
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

Management's major financial objective is to earn a reasonable return on the Company's capital. This will enable the Company to preserve and enhance its financial capability by maintaining acceptable capitalization ratios, maintaining a strong interest coverage position, providing a reasonable return to the common shareholder, maintaining a reasonable level of internal cash generation, and preserving and strengthening its current credit ratings on outstanding securities.

Liquidity: Liquidity is the ability to generate adequate amounts of cash to meet the Company's needs, both short-term and long-term. An electric utility's liquidity is a function of its construction program and debt service requirements, its net internal funds generation and its access to long-term securities markets and credit facilities for external capital.

The Company's operating subsidiaries are responsible for obtaining their own financing after the Company's initial equity investment and have developed financing arrangements with various banks. The Company does not intend to make or guarantee loans to its subsidiaries, lend a subsidiary money or cosign on any borrowing.

Otter Tail Power Company has achieved a high degree of long-term liquidity by maintaining strong bond ratings, implementing cost containment programs, evaluating operations and projects on a cost-benefit approach, pursuing rate adjustments to keep pace with utility operating expenses and obtaining adequate depreciation rates.

The Company has had a stock repurchase program in place since May of 1989, pursuant to which it has purchased 787,376 common shares. The stock repurchase program was extended by approval of the Company's Board of Directors on April 12, 1993. Under the extension, up to 611,481 common shares (the unpurchased remainder from previous authorizations) may be purchased during the period ending December 31, 1995. No common shares were repurchased during 1993.

Cash provided from operations, as indicated by the Consolidated Statement of Cash Flows for the year ended December 31, 1993 of $53,255,000 combined with funds on hand of $18,024,000 at December 31, 1992, allowed the Company to finance its construction program, pay dividends, participate in a preferred stock investment program, redeem First Mortgage Bonds at maturity and through sinking fund operations, and invest in additional subsidiary companies.

On October 13, 1993, the Company sold $4,000,000 of a new series of $6.75 Cumulative Preferred Shares. The proceeds were used for the redemption on November 12, 1993, of the Company's outstanding $9.50 Cumulative Preferred Shares at an aggregate redemption price of $4,080,000, plus accrued dividends to the redemption date. On November 1, 1993, the Company retired $4,970,000 of First Mortgage Bonds, 4.625% Series of 1993.

The Company sold on December 7, 1993, $3,010,000 of Industrial Development Refunding Revenue Bonds, 5% Series of 2002, and on December 15, 1993, $10,400,000 of Pollution Control Refunding Revenue Bonds, Variable Series of 2012. The proceeds were used for the redemption of the Company's First Mortgage Bonds, 7.10% Series of 2003 and 5.90% Series of 2004 in the aggregate principal amount of $13,445,000.

The Company estimates that funds internally generated combined with funds on hand will be sufficient to provide for all of its 1994-1998 electric construction program expenditures (including allowance for funds used during construction) and to meet all sinking fund payments for First Mortgage Bonds in the next five years. (Internally generated funds consist of cash provided by operations less dividends and certain other adjustments.)

Additional short or long-term financing will be required in the period 1994-1998 in connection with maturity of First Mortgage Bonds and Long-Term Lease Obligation ($21,000,000), in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares, to complete the common stock repurchase program or for other corporate purposes.

The Company had $4.3 million in cash, cash equivalents and temporary cash investments at December 31, 1993, and $18 million at December 31, 1992.

Capital Requirements: The Company has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and provide reliable service. This includes, primarily, improvements to existing power plants, acquisition or construction of additional generating capacity, and upgrading or replacing portions of the distribution and transmission systems and other buildings and equipment. The construction program is subject to continuing review and is revised annually in light of changes in demands for energy, in environmental laws, in technology affecting the electric utility industry, in the costs of labor, materials and equipment, and in the Company's financial condition (including cash flow, earnings and adequacy of timely rate relief).

Capital expenditures for the years 1993, 1992 and 1991 were $31 million, $23 million, and $25 million, respectively. Capital expenditures for 1993 included $25 million for the electric utility, $3 million for health services, and $3 million for diversified operations. The estimated capital expenditures for 1994 are $29 million, and the total expenditures for the five-year period 1994-1998 are expected to be approximately $146 million. The 1994 amount includes $26 million for the electric utility, $2 million for health services and $1 million for diversified operations. The 1994-1998 amount includes $123 million for the electric utility, $14 million for health services, and $9 million for diversified operations.

In addition to these capital requirements, funds totaling approximately $55,063,000 will be needed during the five-year period 1994 through 1998 to retire First Mortgage Bonds and other long-term obligations at maturity and through sinking fund payments. In addition, funds may be needed to complete the common stock repurchase program.

Capital Resources: Financial flexibility is provided by unused lines of credit, by financial coverages well in excess of the minimum levels required for issuance of securities and by strong credit ratings.

As of December 31, 1993, unused credit lines totaling $14.6 million were available to meet interim financing of working capital and other capital requirements, if needed.

During 1993 the Company's coverage ratios remained at almost the same levels as in 1992. The fixed charge coverage ratio after taxes was 3.2 for both 1993 and 1992. The long-term debt interest coverage ratio before taxes was 4.2, as compared to 4.3 in 1992. The Company expects these coverages will remain approximately the same or rise slightly in 1994.

The Company's credit ratings affect its access to the capital market. The current credit ratings for the Company's First Mortgage Bonds are as follows:

          Moody's Investors Service             Aa3
          Duff and Phelps                       AA
          Fitch Investors Service               AA
          Standard and Poor's                   AA-

The Company's disclosure of these security ratings is not a recommendation to buy, sell, or hold the Company's securities.

As of December 31, 1993, the Company had the capacity under its Indenture of Mortgage to issue an additional $115 million principal amount of First Mortgage Bonds.


                            Results of Operations:

Otter Tail Power Company provides electrical service to over 120,000 customers in a service territory of 50,000 square miles. The Company has purchased health service companies, and various diversified businesses referred to throughout this report as diversified operations.

                             Electric Operations


Operating Revenues:  The change in revenues may be summarized as follows:

                                       Revenue Increase (Decrease)
                                             From Prior Year
                                       1993       1992       1991
                                              (in thousands)
    Volume Variance (1)              $15,326    $(1,109)   $ 9,413
    Price Variance (2)                (1,525)    (1,543)    (1,999)
    Other                              1,384        301       (297)

    Total Electric                   $15,185    $(2,351)   $ 7,117


(1) Derived for each customer class by multiplying year-to-year change in units sold by the average revenue per kwh for the prior year.

(2) Derived for each customer class by multiplying the year-to-year change in average revenue per kwh by the units sold during the year.





The 1993 volume variance was due to increased kwh sales in almost every retail customer classification and a 84% increase in noncontractual power pool sales. The increase in retail kwh sales can be attributed to the return of normal winter weather in 1993 coupled with increased usage in the commercial category. The increase in power pool sales can be attributed to the weather, which resulted in low water conditions in the spring in Manitoba and the wide-spread summer flooding in the Midwest.

The 1992 volume variance was due to a 4.2% decrease in kwh sales to residential customers, offset to a smaller extent by a 2.6% increase in kwh sales to industrial customers. A warmer winter coupled with an abnormally cool summer in 1992 contributed heavily to the decrease.

The 1991 volume variance was the result of increased kwh sales in almost every retail customer classification and an 18% increase in kwh power pool sales to other utilities. The oil pipeline and large commercial customers had the biggest increase in retail kwh sales of 9% and 7%, respectively. Consumption of electricity by the oil pipeline customers is a result of both the volume of product they move and the efficiencies of their systems. Colder winter weather experienced in 1991 also accounted for some of the increased kwh sales.

Heating degree days, which contribute to increases or decreases in usage by residential customers, were 9,523 for 1993, 8,253 for 1992, and 8,869 for 1991. The average revenue per retail kilowatt-hour was 5.53 cents in 1993,
5.54 cents in 1992, and 5.60 cents in 1991.

The 1993 price variance was primarily due to noncontractual power pool sales, residential sales, and the cost of energy adjustment clause. Noncontractual power pool sales had a 4.3% decrease in revenue per kwh sold in 1993. The price variance from residential sales was due to the increase in volume sold. In 1993 slightly over $7,100,000 (an increase of $350,000 over 1992) was returned to the Company's retail customers through the Cost of Energy Adjustment clause. (See the explanation under Production Fuel and Purchased Power Expense.)

The 1992 price variance was chiefly the result of an Order entered by the North Dakota Public Service Commission (NDPSC) pursuant to which the Company made a refund to its North Dakota customers in the aggregate amount of $1,000,000.

The 1991 price variance was the result of a decrease in retail rates chiefly due to the operation of the Cost of Energy Adjustment clause coupled with an increase in volume sold.

The increase in the other variance is due to the Company recognizing $1,446,000 of unbilled revenue in 1993. The Company changed its method of accounting in North Dakota from billing dates to energy delivery dates as a result of an Order entered by the NDPSC in September 1993. The change in method of revenue recognition increased net income by $870,000 and earnings per share by $.08 in 1993. (See notes 1 and 3 to Financial Statements for further information.)

Expenses: The percentage changes in operating expenses may be summarized as follows:

                                     Percentage Increase (Decrease)
                                            From Prior Year
                                         1993    1992    1991
    Production Fuel                       10      .5       4
    Purchased Power                       22       2      (8)
    Electric Operation Expenses           14      (1)     11
    Electric Maintenance                  18      (8)     10
    Depreciation and Amortization          4      (2)      2
    Property Taxes                         7       5       1

Production Fuel and Purchased Power Expense: The 10% increase in production fuel in 1993 is due primarily to a 11% increase in generation. Of the increased generation, 56% was for power pool sales and 44% was for system use.

The slight increase in production fuel in 1992 is chiefly due to a 4% increase in generation offset by a 3.7% decrease in cost per kwh produced. In 1992 the Company replaced some power pool purchases for system use with increased generation. The decrease in cost per kwh produced results from decreased generation at the Company's highest-cost unit.

Production fuel expense increased 4% in 1991 due to a 12% increase in generation at Big Stone Plant. Generation at the Coyote Plant increased only slightly due to an extended spring plant overhaul and an unanticipated fall outage. The longer spring overhaul was due to converting the dry scrubber from soda ash to less-expensive lime as the reagent in the sulfur-removal process. The fall outage resulted from the failure of the generator current transformers. Big Stone is not a mine-mouth plant like Coyote. This results in a higher fuel cost per kwh produced at Big Stone Plant than at Coyote Plant.

The increase in purchased power costs of 22% in 1993 is related directly to the increase in power pool sales.

Purchased power costs increased by 2% in 1992 due to a 7.5% increase in cost per kwh purchased, offset to a smaller extent by a 5.3% decrease in kwh purchased. As stated before, replacing system purchases with the Company's own generation accounted for a significant portion of the decrease in kwh purchased. However, when the Company did purchase for system use, the purchases were sometimes made at peak demand times increasing the purchase price per kwh.

Purchased power costs decreased 8% for 1991 primarily as a result of decreased costs per kwh purchased, offset somewhat by increased purchases for resale to other utilities in the power pool. The Company was able to obtain favorably priced contracts by buying from summer-peaking utilities in the winter, spring, and fall.

The increase or decrease in fuel and purchased power costs, arising from changing prices, results in adjustments to the Company's rate schedules through the Cost of Energy Adjustment clauses. Over the last five years, this has resulted in savings of slightly over $28.7 million to the Company's customers.

Electric Operation and Maintenance Expenses: The increase of 14% in electric operation expense in 1993 was due primarily to increases in labor expenses (SFAS 106 costs), in North Dakota conservation programs, and in administrative and general expenses.

The decrease of 1% for 1992 in electric operation expense was mainly due to decreases in administration and general expenses relating to outside services employed and by decreases in uninsured losses.

The increase of 11% for 1991 in electric operation expense was chiefly due to increases in administrative and general expenses and customer-related expenses. The increase in administrative and general expenses was principally due to an increase in compensation, increased outside consulting services, and an increase in research and development expenditures. Customer-related expenses increased mainly due to increases in marketing and customer account expenses.

The 18% increase in electric maintenance expense in 1993 was due to an increase in production maintenance of the steam plants (generator, turbine, and coal handling equipment).

The 8% decrease in 1992 and 10% increase in 1991 in electric maintenance expense were mainly due to increased maintenance cost at the Coyote Plant in 1991. Coyote Plant had a longer-than-anticipated spring overhaul and an unanticipated fall outage because of failure of the generator current transformers.

Depreciation and Amortization: The 4% increase in depreciation expense in 1993 is due to additional plant in service and higher depreciation rates. The 2% decrease in depreciation expense in 1992 resulted from extending the life of Hoot Lake Plant due to additional investment and switching the plant's fuel to subbituminous coal. The 2% increase in depreciation expense for 1991 is due to more property placed in service.

Property Taxes: The 7% increase in property taxes for 1993 is due to property additions and increased mill rates. The 5% increase in property taxes for 1992 results from a higher tax rate in Minnesota. The slight increase in property taxes for 1991 was due to increased assessable property placed in service and increased mill rates which more than offset a significant reduction in South Dakota due to a change in the valuation system.

                           Health Services Operations

                                     1993
                                  (thousands)

             Operating Revenues             $32,068
             Operating Expenses              30,101
             Pretax Operating Income        $ 1,967

Health Services Operations are composed of businesses that were acquired in 1993. On January 1, 1993, the Company purchased a diagnostic medical imaging company and a management company for a number of diagnostic medical imaging companies. As of February 26, 1993, the Company acquired a medical imaging company that sells and services diagnostic medical imaging equipment and associated supplies and accessories. For 1993 the Health Services financial results have met the Company's expectations.


                            Diversified Operations

                                        1993         1992         1991
                                                  (thousands)

        Operating Revenues            $40,869      $32,433      $20,389
        Operating Expenses             35,964       28,565       18,434
        Pretax Operating Income       $ 4,905      $ 3,868      $ 1,955

The Company's Diversified Operations are composed of businesses that are diversified in such areas as manufacturing (fabricated metal parts and agricultural equipment), electrical and telephone contracting, radio broadcasting, waste incinerating, and telephone utility.

The 26% increase in Operating Revenues in 1993 is due to the purchase of an additional business in the third quarter of 1992 as well as increased sales in the Company's electrical and telephone contracting subsidiaries. The 26% increase in Operating Expenses in 1993 is also due to the additional business purchased in the third quarter of 1992 as well as increased expenses in the Company's electrical and telephone contracting subsidiaries.

The 59% increase in Operating Revenues and 55% increase in Operating Expenses in 1992 are due to the purchase of two additional businesses. The 155% increase in Operating Revenues and 169% increase in Operating Expenses in 1991 are due to purchasing one additional business in 1991 and operating the five businesses purchased in 1990.

                          Consolidated Income Taxes

The 2% increase in income tax expense for 1993 is due to an increase in taxable income and higher corporate tax rates imposed by the Omnibus Budget Reconciliation Act of 1993. The 5% decrease in income tax expense for 1992 resulted from favorable adjustments related to a premature property retirement. The 5% increase in income tax expense for 1991 is due to higher taxable income.

                        Consolidated Interest Charges

Interest charges increased 5% in 1993 due to the new businesses acquired. Interest charges increased 9% in 1992 due to the issuance in July of $50 million of First Mortgage Bonds. Interest increases in 1992 were offset to a smaller extent by the retirement in August of $28,280,000 of First Mortgage Bonds, and the retirement in September of $12,758,000 of First Mortgage Bonds.

Interest charges increased 16% during 1991 due to the issuance in December 1990 of $20 million of First Mortgage Bonds, and the issuance in September 1991 of an additional $20 million of First Mortgage Bonds. Interest increases in 1991 were offset to a smaller extent by the retirement of $12,559,000 of First Mortgage Bonds, and the refunding of the two series of Pollution Control Bonds.

Impact of Inflation: For an electric utility, the regulatory process limits the amount of depreciation expense included in the Company's revenue allowance and limits electric utility plant in the rate base to original cost. Such amounts produce cash flows which are inadequate to replace such property in the future or preserve the purchasing power of common equity capital previously invested. However, the Company expects that it will be able to establish rates which will cover the increased costs of new plant when such costs are incurred. The Company operates under regulatory provisions which allow price increases in the cost of fuel and purchased power to be passed to customers through automatic adjustments to the Company's rate schedules under Cost of Energy Adjustment clauses. Other increases in the cost of electric service must be recovered through timely filings for rate relief with the appropriate regulatory agency.

The Company's Health Services and Diversified Operations consist almost entirely of unregulated businesses. Increased operating costs are passed on to customers with any limitations on price increases determined by the marketplace.

Factors Affecting Future Earnings: The results of operations discussed above are not necessarily indicative of future earnings. Anticipated higher operating costs and carrying charges on increased investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

Growth in electric sales will be subject to a number of factors, including the volume of power pool sales to other utilities, the effectiveness of demand-side management programs, weather, competition, and the rate of economic growth or decline in the Company's service area. The Company's electric business is primarily dependent upon the use of electricity by customers in our service area. Percentage changes in the Company's electric kwh sales to retail customers over the prior year for the last three years were: an increase of 4.4% in 1993, a decrease of .5% for 1992, and an increase of 5.3% for 1991.

Demand-side management (DSM) efforts will continue to increase in all the jurisdictions that the Company serves. DSM will reduce electric sales in the short term, but it is not anticipated to reduce profits. The goal of DSM is to encourage the wise and efficient use of electricity by customers. Successful DSM will contribute to the more efficient and cost effective operation of existing and future generation and distribution facilities. Currently, Minnesota is the only jurisdiction that mandates investments in DSM, and indications are that the Minnesota Public Utilities Commission's emphasis in this area will continue into the foreseeable future.

The Federal Clean Air Act (the Act) is not currently expected to have a significant impact on future capital requirements or operating costs. However, future regulations under the Act, changes in the future coal supply market, and/or other governmental laws and regulations could impact such requirements or costs. It is anticipated that, under current regulatory principles, any such costs could be recovered through rates.

The Company's plants are not subject to the Act's phase one requirements. Phase two standards of the Act must be met by the year 2000.

The Big Stone Plant can maintain current levels of operation and meet phase two requirements by using allowances (allotted and/or purchased), by installing scrubbers and/or by switching to subbituminous coal which is much lower in sulfur emissions than lignite which the plant currently uses. Big Stone Plant's lignite contract expires in 1995.

The cost of switching to subbituminous coal from lignite would not adversely affect the Company's power plant operations based upon current market price. In the unlikely event the Company decides to continue to burn lignite, the Company's share of the cost of installing scrubbers at its Big Stone Plant by the year 2000 is estimated to be $54 million.

The Company's Coyote Plant is equipped with sulfur dioxide removal equipment. Compliance with the phase two requirements is not expected to significantly impact operations at that plant. Minor modifications may be required to meet the phase two requirements by the year 2000 at the Hoot Lake Plant, which already uses subbituminous coal.

The Company has continued to diversify by purchasing nonutility businesses-one in 1991, one in 1992, and six more in 1993. In 1992 the Company also purchased its first utility business, an independent telephone company. (See note 2 to Financial Statements for further information.)

The Company continues to investigate acquisitions of additional businesses (both utility and nonutility) and expects continued growth in this area. The success of these businesses and any future business purchases will affect future earnings.

Operation of the Health Services subsidiaries will be subject to the effects of pending health care legislation. As an efficient low-cost provider of certain health services and equipment, management believes that the Health Services businesses are in line with the goals of national health-care reform.

On September 22, 1993, the NDPSC entered an Order approving an Agreement for Incentive Regulation for 1993. The Agreement for Incentive Regulation provides a mechanism of sharing equally between ratepayers and shareholders of any amounts earned in 1993 over or under a specified return on rate base in North Dakota. The impact on the Company of Incentive Regulation for 1993 was immaterial. The Company intends to negotiate an incentive plan for 1994 and beyond.

The NDPSC Order required the Company to change its method of revenue recognition from billing dates to energy delivery dates. The North Dakota unbilled revenue amount as of January 1, 1993, ($4.4 million) is required by the Order to be amortized over 36 months. (See notes 1 and 3 to the Financial Statements for further information.)

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 - Employers' Accounting for Postretirement Benefits Other than Pensions. The Company has elected to recognize the initial postretirement benefit obligation of $17,619,000 over a period of twenty years. (See note 8 to the Financial Statements for further information.)

In November 1992 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standards No. 112 - Employers' Accounting for Postemployment Benefits (SFAS 112). SFAS 112, which will be effective for fiscal years beginning after December 15, 1993, establishes standards of financial accounting and reporting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement.

In May 1993, the FASB issued Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115) which will be effective for fiscal years beginning after December 15, 1993. SFAS 115 establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

The adoption of SFAS 112 and SFAS 115 in 1994 will not have a material impact on the Company's financial statements.


O T T E R   T A I L   P O W E R   C O M P A N Y

Consolidated Statements of Income
For the Years Ended December 31                                    1993       1992       1991
                                                                         (in thousands)

Operating Revenues:
  Electric....................................................   $192,290  $177,105  $179,456
  Health Services.............................................     32,068      --        --
  Diversified Operations......................................     40,869    32,433    20,389
                                                                 --------  --------  --------
          Total Operating Revenues............................    265,227   209,538   199,845

Operating Expenses:
  Production Fuel.............................................     31,325    28,428    28,300
  Purchased Power.............................................     27,438    22,582    22,208
  Electric Operation Expenses.................................     44,593    39,082    39,450
  Electric Maintenance........................................     12,914    10,927    11,866
  Cost of Health Services Sold................................     16,695      --        --
  Other Health Services Expenses..............................     12,971      --        --
  Diversified Cost of Goods...................................     26,203    20,914    14,680
  Other Diversified Expenses..................................      7,862     6,488     3,156
  Depreciation and Amortization...............................     20,512    18,697    18,414
  Property Taxes..............................................     10,728    10,034     9,571
  Income Taxes................................................     14,331    14,024    14,828
                                                                 --------  --------  --------
          Total Operating Expenses............................    225,572   171,176   162,473


Operating Income..............................................     39,655    38,362    37,372


Other Income and Deductions:
  Allowance for Equity (Other) Funds Used During Construction         120       116       409
  Other Income and Deductions and Applicable Taxes............      1,419     1,225       350
                                                                 --------  --------  --------
          Total Other Income and Deductions...................      1,539     1,341       759


Income Before Interest Charges................................     41,194    39,703    38,131


Interest Charges:
  Interest....................................................     13,881    13,222    12,237
  Allowance for Borrowed Funds Used During Construction -- Credit     (56)      (57)     (202)
                                                                  -------   -------   -------
          Interest Charges -- Net.............................     13,825    13,165    12,035


Net Income....................................................     27,369    26,538    26,096


Preferred Dividend Requirements...............................      2,477     2,280     2,037
                                                                  -------   -------   -------


Earnings Available for Common Shares..........................   $ 24,892  $ 24,258  $ 24,059
                                                                 ========  ========  ========


Average Number of Common Shares Outstanding...................     11,180    11,185    11,196


Earnings Per Average Common Share.............................   $   2.23  $   2.17  $   2.15


Dividends Per Common Share....................................   $   1.68  $   1.64  $   1.60
See accompanying notes to consolidated financial statements.

O T T E R   T A I L   P O W E R   C O M P A N Y

Consolidated Balance Sheets, December 31                                   1993          1992
                                                                             (in thousands)

                                  ASSETS

Plant:
  Electric Plant in Service...........................................   $679,282    $662,055
  Other...............................................................     34,626      22,700
                                                                         --------    --------
    Total.............................................................    713,908     684,755
  Less Accumulated Depreciation and Amortization......................    270,385     252,663
                                                                         --------    --------
                                                                          443,523     432,092
  Construction Work in Progress.......................................      8,341       6,812
                                                                         --------    --------
    Net Plant.........................................................    451,864     438,904


Investments and Other Assets..........................................     43,853      32,048


Current Assets:
  Cash and Cash Equivalents...........................................      3,808       8,369
  Temporary Cash Investments..........................................        451       9,655
  Accounts Receivable:
    Trade (Less Accumulated Provision for Uncollectible Accounts:
    1993, $398,000; 1992, $384,000)...................................     10,120      10,072
    Other.............................................................     12,772       7,697
  Materials and Supplies:
    Fuel..............................................................      3,667       3,610
    Plant Materials and Operating Supplies............................     15,378      10,554
  Deferred Income Taxes...............................................      4,482        --
  Accrued Utility Revenues............................................      4,368        --
  Other...............................................................      1,651         701
                                                                         --------    --------
          Total Current Assets........................................     56,697      50,658


Deferred Debits:
  Unamortized Debt Expense and Reacquisition Premiums.................      5,611       5,890
  Other...............................................................      5,880       2,956
                                                                          -------    --------
          Total Deferred Debits.......................................     11,491       8,846

            TOTAL.....................................................   $563,905    $530,456
                                                                         ========    ========

See accompanying notes to consolidated financial statements.

O T T E R   T A I L   P O W E R   C O M P A N Y

Consolidated Balance Sheets, December 31                                   1993          1992
                                                                               (in thousands)

                                LIABILITIES

Capitalization (page 36):
  Common Shares, Par Value $5 Per Share -- Authorized, 15,000,000 Shares;
    Outstanding, 1993 and 1992- 11,180,136 Shares....................     $ 55,901   $ 55,901
  Premium on Common Shares............................................      30,336     30,421
  Retained Earnings...................................................      84,209     78,189
                                                                          --------   --------
    Total.............................................................     170,446    164,511
  Cumulative Preferred Shares:
    Subject to Mandatory Redemption...................................      18,000     18,000
    Other.............................................................      20,831     20,831
  Long-Term Debt......................................................     166,563    159,295
                                                                         ---------   --------
          Total Capitalization........................................     375,840    362,637


Current Liabilities:
  Sinking Fund Requirements and Current Maturities....................       9,356      8,941
  Accounts Payable....................................................      15,987     12,495
  Accrued Salaries and Wages..........................................       3,552      3,666
  Federal and State Income Taxes Accrued..............................           -        598
  Other Taxes Accrued.................................................      11,187     10,576
  Interest Accrued....................................................       3,522      3,908
  Other...............................................................       2,135      1,194
                                                                         ---------   --------
          Total Current Liabilities...................................      45,739     41,378


Noncurrent Liabilities................................................       5,690      3,589


Commitments (note 6)..................................................           -          -


Deferred Credits:
  Accumulated Deferred Income Taxes...................................      92,940     97,964
  Accumulated Deferred Investment Tax Credit..........................      23,518     24,752
  Regulatory Liability................................................      16,046       --
  Other...............................................................       4,132        136
                                                                          --------   --------
          Total Deferred Credits......................................     136,636    122,852


            TOTAL.....................................................    $563,905   $530,456
                                                                          ========   ========

See accompanying notes to consolidated financial statements.

O T T E R   T A I L   P O W E R   C O M P A N Y

Consolidated Statements of Cash Flows
For the Years Ended December 31                                     1993       1992       1991
                                                                           (in thousands)

Cash Flows From Operating Activities:
  Net Income..................................................   $ 27,369  $ 26,538  $ 26,096
  Adjustments to Reconcile Net Income to Net Cash Provided
  by Operating Activities:
    Depreciation and Amortization ............................     25,348    21,115    20,461
    Deferred Investment Tax Credit -- Net.....................     (1,234)   (1,220)   (1,210)
    Deferred Income Taxes.....................................      3,937     4,505     4,183
    Change in Deferred Debits and Other Assets................     (1,996)   (2,909)   (1,972)
    (Gain)/Loss on Disposal of Noncurrent Assets..............        (77)      105        --
    Change in Noncurrent Liabilities and Deferred Credits.....      5,509      (239)      194
    Allowance for Equity (Other) Funds Used During Construction      (120)     (116)     (409)
  Cash Provided by (Used For) Current Assets and Current Liabilities:
    Change in Receivables, Materials and Supplies..............      (357)   (3,103)   (1,119)
    Change in Other Current Assets.............................    (4,389)     (116)     (294)
    Change in Payables and Other Current Liabilities...........       250       912       (84)
    Change in Interest and Income Taxes Payable................      (985)     (606)      821
                                                                 --------   --------  --------
       Net Cash Provided by Operating Activities...............    53,255    44,866    46,667

Cash Flows From Investing Activities:
  Gross Capital Expenditures..................................    (30,894)  (22,616)  (24,642)
  Proceeds from Disposal of Noncurrent Assets.................      1,574       196       290
  Purchase of Subsidiaries Net of Cash Acquired...............     (4,056)   (1,813)   (1,161)
  Change in Temporary Cash Investments........................      9,204    (7,011)    2,750
  Change in Marketable Securities and Other Investments.......     (7,329)   (6,410)   (6,354)
                                                                 --------   --------  --------
       Net Cash Used in Investing Activities..................    (31,501)  (37,654)  (29,117)

Cash Flows From Financing Activities:
  Proceeds from Issuance of Long-Term Debt....................     33,156    59,848    50,668
  Proceeds from Issuance of Preferred Stock...................      4,000    18,000        --
  Payments for Debt and Preferred Stock Issuance Expense......       (245)     (611)     (937)
  Payments for Repurchase of Common Stock.....................         --      (157)     (950)
  Payments for Retirement of Long-Term Debt...................    (24,432)  (48,903)  (48,586)
  Payments to Trustee for Retirement of Long-Term Debt........    (13,445)       --        --
  Payments for Retirement of Preferred Stock..................     (4,080)  (14,184)     (555)
  Dividends Paid..............................................    (21,269)  (20,586)  (19,952)
                                                                 --------  --------  --------
      Net Cash Used In Financing Activities....................   (26,315)   (6,593)  (20,312)

Net Change in Cash and Cash Equivalents.......................     (4,561)      619    (2,762)

Cash and Cash Equivalents at Beginning of Year................      8,369     7,750    10,512
                                                                 --------  --------  --------

Cash and Cash Equivalents at End of Year......................   $  3,808  $  8,369  $  7,750
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Year for:
    Interest (net of amount capitalized).....................    $ 13,371  $ 11,653  $ 11,933
    Income Taxes..............................................   $ 12,009  $ 10,996  $ 10,532


Consolidated Statements of Retained Earnings
For the Years Ended December 31                                    1993       1992       1991
                                                                           (in thousands)

Retained Earnings at Beginning of Year........................   $ 78,189  $ 72,752  $ 66,867
Net Income....................................................     27,369    26,538    26,096
Other.........................................................        (80)     (515)     (259)
                                                                 --------  --------  --------
            TOTAL.............................................    105,478    98,775    92,704

Dividends Paid:
  Cumulative Preferred Shares at Required Annual Rates........      2,486     2,242     2,041
  Common Shares ..............................................     18,783    18,344    17,911
                                                                 --------  --------  --------
            TOTAL.............................................     21,269    20,586    19,952

Retained Earnings at End of Year..............................   $ 84,209  $ 78,189  $ 72,752


See accompanying notes to consolidated financial statements.


O T T E R   T A I L   P O W E R   C O M P A N Y
Consolidated Statements of Capitalization December 31                      1993          1992
                                                                            (in thousands)
Total Common Shareholders' Equity.....................................   $  170,446  $164,511

Cumulative Preferred Shares -- Without Par Value (Stated and
  Liquidating Value $100 a Share) -- Authorized 1,500,000 Shares;
  Outstanding:
    Series Subject to Mandatory Redemption
      $6.35, 180,000 Shares; 9,000 Shares due 2002-06; 135,000
          Shares due 2007.............................................       18,000    18,000
                                                                          ---------  --------
            Total.....................................................       18,000    18,000
    Less Current Sinking Fund Requirement.............................            -         -
                                                                          ---------  --------
          Total Preferred Subject to Mandatory Redemption.............       18,000    18,000
    Other Series:
      $3.60, 60,000 Shares............................................        6,000     6,000
      $4.40, 25,000 Shares............................................        2,500     2,500
      $4.65, 30,000 Shares............................................        3,000     3,000
      $6.75, 40,000 Shares............................................        4,000         -
      $9.00, 53,311 Shares............................................        5,331     5,331
      $9.50, 40,000 Shares............................................            -     4,000
                                                                            -------  --------
          Total Other Preferred.......................................       20,831    20,831

Cumulative Preference Shares -- Without Par Value, Authorized
  1,000,000 Shares; Outstanding:  None

Long-Term Debt:
  First Mortgage Bond Series:
    4.625%, due November 1, 1993......................................            -     4,970
    8.75%, due December 15, 1997......................................       19,400    19,600
    7.25%, due August 1, 2002.........................................       19,800    20,000
    7.625%, due February 1, 2003......................................        9,600     9,719
    8.75%, due September 15, 2021.....................................       19,600    19,800
    8.25%, due August 1, 2022.........................................       29,700    30,000
    Pollution Control and Industrial Development Series:
      7.10%, due August 1, 2003.......................................            -     3,010
      5.90%, due February 1, 2004, Series A...........................            -    10,560
      5.60-6.80%, due February 1, 2006, Big Stone Project.............        5,607     5,667
      8.125%, due August 1, 2009, Coyote Project, Series B............          860       870
      5.60-6.90%, due February 1, 2019, Coyote Project................       22,439    22,674
                                                                          ---------   -------
          Total.......................................................      127,006   146,870
  Subsidiary and Other Long-Term Debt:
    Long-Term Lease Obligation (5.625% Pollution Control Revenue
      Bonds due July 1, 1998).........................................        2,200     2,200
    Industrial Development Refunding Revenue Bonds
      5.00%, due December 1, 2002.....................................        3,010         -
    Pollution Control Refunding Revenue Bonds
      Variable 3.15% at December 31,1993, due December 1, 2012.........      10,400         -
    Industrial Development Revenue Bond (Quadrant Co. Project
      Variable 3.78% at December 31, 1993, due April 1, 1996 --
      Otter Tail Power Company Guarantor).............................        1,000     1,400
    Obligations of Mid-States Development, Inc.
      Rates 3.9% to 13.65% at December 31, 1993.......................       22,014     7,869
    Obligations of North Central Utilities, Inc.
      Rates 4.78% to 4.93% at December 31, 1993.......................       10,912    10,490
    Other (Less Unamortized Discount Based on Imputed Interest Rate
      of 15%: 1993, $0; 1992, $11,000)................................          155       245
                                                                        -----------  --------
          Total.......................................................      176,697   169,074
  Less:
    Current Maturity..................................................        8,031     7,489
    Sinking Fund Requirement of which $0 and $58,000 were
      Satisfied with Reacquired Bonds.................................        1,325     1,452
    Unamortized Debt Discount and Premium -- Net......................          778       838
                                                                       ------------  --------
          Total Long-Term Debt........................................      166,563   159,295
                                                                       ------------  --------
Total Capitalization..................................................   $  375,840  $362,637
See accompanying notes to consolidated financial statements.

[TEXT]

Otter Tail Power Company
Notes to Consolidated Financial Statements
For the Three Years Ended December 31, 1993

1. Summary of Accounting Policies

 System of Accounts--The accounting records of the Company conform to the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC), the Public Service Commission of North Dakota, and the Public Utilities Commissions of Minnesota and South Dakota.

 Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

 Plant, Retirements, and Depreciation--Utility plant is stated at original cost and the cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. Repairs to property made necessary by storm damage are charged to the reserve therefor. The provisions for depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable property were 2.95% in 1993; 2.90% in 1992; and 2.95% in 1991.

     Health Services' and Diversified Operations' property and equipment are carried at historical cost, or at the current appraised value if acquired in a business combination, and are depreciated on a straight-line basis over the useful lives (5 to 15 years) of the related assets. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the consolidated financial statements.

 Jointly Owned Plants--The consolidated financial statements include the Company's 53.9% and 35% ownership interests in the assets, liabilities and expenses of the Big Stone and Coyote Plants, respectively. Amounts at December 31, 1993 and 1992 included in Plant in Service for Big Stone were $107,243,000 and $105,315,000, respectively, and the Accumulated Provision for Depreciation and Amortization was $57,159,000 and $54,674,000, respectively. Amounts at December 31, 1993 and 1992 included in Plant in Service for Coyote were $143,078,000 and $142,723,000, respectively, and the Accumulated Provision for Depreciation and Amortization was $47,729,000 and $43,873,000, respectively. The Company's share of direct expenses of the jointly owned plants in service is included in the corresponding operating expenses in the statement of income.

 Allowance for Funds Used During Construction (AFC)--AFC, a noncash item, is included in construction work in progress based on a composite rate which assumes that funds used for construction were provided by borrowed funds and equity funds. The AFC so included in construction work in progress will ultimately be included in the rate base used in establishing rates for utility services. The composite rate for AFC was 10.25% for 1993, 10.50% for 1992, and 10.75% for 1991.

 Income Taxes--Effective January 1, 1993, the Company adopted Statement of
     Financial Accounting Standards No. 109 - Accounting for Income Taxes (SFAS 109). SFAS 109 required a change in the accounting and reporting for income taxes from a deferral method to a liability method. The adoption of SFAS 109 resulted in no significant change in the Company's components of income tax expense. However, the adoption of SFAS 109 did impact the financial position of the Company with the establishment of a regulatory liability and a corresponding reduction in accumulated deferred taxes of approximately $19.8 million.

     Comprehensive interperiod income tax allocation is used for substantially all book and tax temporary differences. Deferred income taxes arise for all temporary differences between pretax financial and taxable income, and between the book and tax basis of assets and liabilities. Deferred taxes are recorded using the tax rates scheduled by tax law to be in effect when the temporary differences reverse. The Company amortizes the investment tax credit over the estimated lives of the related property.

 Operating Revenues--Electric customers' meters are read and bills are rendered on a cycle basis. Prior to 1993 the Company in all of its jurisdictions recorded electric revenues based on billing dates. Effective as of January 1, 1993, due to a North Dakota Public Service Commission's (NDPSC) Order, the Company changed its method of revenue recognition in North Dakota from billing dates to energy delivery dates. (See note 3 for further information on the Order.) The North Dakota unbilled revenue amount as of January 1, 1993, ($4.4 million) is required by the Order to be amortized to electric revenues over 36 months. The impact of changing the North Dakota method of revenue recognition was to increase net income by $870,000 and earnings per share by $.08 in 1993.

     The Company's rate schedules applicable to substantially all customers include a Cost of Energy adjustment clause under which the rates are adjusted to reflect changes in average cost of fuels and purchased power.

     Health Services' operating revenues on major equipment and installation contracts are recorded using the percentage-of-completion method.
     Amounts received in advance under customer service contracts are deferred and recognized on a straight-line basis over the contract period.

     Diversified Operations' operating revenues are recorded when services are rendered, products are shipped, and in the case of construction contracts, the percentage-of-completion method is used.

 Storm Damage Reserve--The Company is required under its Indenture of Mortgage to make annual provisions for storm damage of not less than .5% of gross electric operating revenues. Provisions for loss have been used in determination of rates approved by the applicable regulatory commissions. Provisions for 1993, 1992, and 1991 were $1,164,000, $886,000, and
     $1,098,000, respectively, and repairs charged to such reserves were $1,083,000, $1,063,000, and $1,494,000, respectively. Accrued liabilities included $1,131,000 and $1,050,000 for storm damage at December 31, 1993 and 1992, respectively.

 Employee Incentive Plan--Effective January 1, 1988, the Company established a gain sharing plan for the benefit of all employees. The totals received by all employees for 1993, 1992, and 1991 were $1,172,000, $1,367,000, and $1,775,000, respectively.

 Reclassifications--Certain prior year amounts have been reclassified to conform to 1993 presentation. Such reclassification had no impact on net income and shareholders' equity.

Cash Equivalents--The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents.

 Debt Reacquisition Premiums--In accordance with regulatory treatment, the Company defers debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

Investments--The Company's temporary cash investments consist of tax-free municipal bonds and money market funds, recorded at cost which approximates market. In addition, the Company has noncurrent investments of preferred stock which are recorded at the lower of cost or market.

Inventories--The Electric Operations' inventories are reported at average cost. The Health Services' and Diversified Operations' inventories are stated at the lower of cost (first-in, first-out) or market.

Intangible Assets--The majority of the Company's intangible assets consist of Goodwill and are amortized on a straight-line basis over a period from 15 to 40 years.

2.   Segment Information

     The Company's wholly-owned subsidiary Mid-States Development, Inc.
     purchased one additional business in both 1991 and 1992, and six additional businesses in 1993.

     The Company's wholly-owned subsidiary North Central Utilities, Inc. acquired in 1992 RD Communications, Inc., an independent telephone company serving
     Parkers Prairie, Minnesota, and the surrounding area. As part of the acquisition consideration, the Company issued $5,331,000 of a new series of $9.00 Exchangeable Cumulative Preferred Shares. The balance of consideration consisted of cash and Common Shares acquired by a subsidiary of the Company in the open market.

     In all acquisitions, the purchase method of accounting was used and the acquisitions would have had no significant pro forma effect on the Company's net income or earnings per share for 1993 and 1992. Operating revenues for 1992 would have been $248,909,000. The total acquisition price for all businesses was $22,925,000.

     The Company has operations in three business areas. Electric Operations includes the electric utility only. Health Services Operations includes certain businesses purchased in 1993, including a diagnostic medical imaging company, a management company for a number of diagnostic imaging companies, and a medical imaging company that sells and services diagnostic medical imaging equipment and associated supplies and accessories. Diversified
     Operations consists of businesses diversified in such areas as manufacturing
     (fabricated metal parts and agricultural equipment), electrical and telephone contracting, radio broadcasting, waste incinerating, and telephone utility.
     The businesses were not significant enough to warrant segment information until 1993. Information for the business segments for 1993 is presented in the table below:

                                             Health       Diversified
                             Electric        Services      Operations     Total
                                           (in thousands)
Operating Revenues            $192,290        $32,068       $40,869    $265,227

Pretax Operating Income       $ 47,114        $ 1,967       $ 4,905    $ 53,986
Income Taxes                                                             14,331
Consolidated Operating Income                                          $ 39,655

Depreciation and Amortization $ 18,219        $   435       $ 1,858    $ 20,512
Capital Expenditures          $ 24,526        $ 3,471       $ 2,897    $ 30,894
Identifiable Assets           $498,440        $23,175       $42,290    $563,905


3.   Rate Matters

     On September 22, 1993, the NDPSC entered an Order approving an Agreement for
     Incentive Regulation for 1993. The Agreement provides a mechanism for sharing equally between ratepayers and shareholders of any amounts earned in 1993 over or under a specified return on rate base in North Dakota. As part of the calculation, the NDPSC will allow the Company to recognize postretirement benefits other than pensions under the accrual method required by SFAS 106. The NDPSC's Order also requires the Company to change its method of revenue recognition in North Dakota as of January 1, 1993, from billing dates to energy delivery dates. (See Operating Revenues under note 1 for more information on the accounting for unbilled revenue.)

     On September 9, 1992, following an audit by the staff of the NDPSC, the NDPSC entered an Order approving a settlement agreement with the Company pursuant to which the Company made a refund to its North Dakota customers in the aggregate amount of $1,000,000. The refund was reflected in electric revenues for the quarter ended September 30, 1992.

  4. Common Shares

     The Company's stock repurchase program was extended by approval of the Board of Directors on April 12, 1993. Under the extension, up to 611,481 common shares (the unpurchased remainder from previous authorizations) may be purchased during the period ending December 31, 1995. The purpose for implementing this stock repurchase plan is to reduce the common equity portion of the Company's capital structure. There were no shares purchased in 1993. During 1992 the Company purchased 5,000 shares at a cost of $157,000.

5.   Retained Earnings Restriction

     The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions which limit the amount of the dividends which may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 1993, were restricted by $9,686,000.

  6. Commitments

     At December 31, 1993, the Company had commitments under contracts in connection with construction programs aggregating approximately $2,500,000.
     For capacity requirements the Company has an agreement with Lincoln Electric
     System, to purchase 20 mw for the winter seasons of 1993 through 1995 at an approximate annual cost of $1,300,000 for 1994 and $800,000 for 1995. The
     Company also has an agreement with Manitoba Hydro Electric Board to purchase
     110 mw annually for 1994 through 1996 at a minimum annual cost of approximately $3,900,000 for 1994 and $4,100,000 for 1995 and 1996.

     The Company also has several long-term coal contracts in which the Company is responsible for making payment only upon the delivery of the coal. The risk of loss from nonperformance of the contracts is considered nominal because of the availability of other suppliers and the expected continued reliability of the current fuel suppliers. Furthermore, the Cost of Energy Adjustment provision in the rate-making process lessens the risk of loss (in the form of increased costs) from market price changes because it assures recovery of almost all fuel costs. Lease rental commitments are not considered significant.

  7. Long-Term Obligations

     Preferred Shares--On November 12, 1993, the Company retired 40,000 shares of the $9.50 series. This redemption resulted in a reduction to Retained
     Earnings of $80,000.  On November 5, 1992, the Company retired the remaining
     18,000 shares of the $8.30 series, 68,000 shares of the $8.375 series, and the 45,500 shares of the $8.90 series. This redemption resulted in a reduction to Retained Earnings of $479,000.

     The $6.35 Cumulative Preferred Shares are redeemable in whole or in part at the option of the Company after December 1, 1997, at $103.175.

     The $9.00 Exchangeable Cumulative Preferred Shares are redeemable in whole or in part at the option of the Company after August 9, 1999, for $100.00 per share payable in cash or, at the holder's election, Common Shares. Subject to certain conditions, such shares are exchangeable at the option of the holder after August 9, 1999, for $100.00 per share in cash or Common Shares.

     Long-Term Debt--All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The
     Company issued First Mortgage Bonds of its pollution control and industrial development series to secure payment of a like principal amount of revenue bonds which were issued by local governmental units to finance facilities leased or purchased and which the Company has capitalized. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 1993, for each of the next five years are $9,356,000 for 1994, $9,538,000 for 1995, $5,670,000 for 1996,
     $25,463,000 for 1997, and $5,036,000 for 1998.

     In December 1993, the Company defeased its First Mortgage Bonds, 7.10% Series of 2003, and 5.9% Series of 2004. Cash and U.S. Government Obligations were deposited in an irrevocable trust to cover the principal, interest, and call premium payable in February 1994.

  8. Pension Plan and Other Postretirement Benefits

     The Company's noncontributory funded pension plan covers substantially all employees. The plan provides for 100% vesting after 5 "vesting years" of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued.
     All past service costs have been provided for. The total pension expense was $1,333,000 for 1993, $1,293,000 for 1992, and $1,123,000 for 1991. A portion of the pension expense is capitalized as a part of utility plant construction.

     The pension plan has a trustee who is responsible for pension payments to retirees. Two investment managers have responsibility for management of the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

     Net periodic pension cost for 1993, 1992, and 1991 includes the following components:

                                                          1993     1992      1991
                                                             (in thousands)

       Service Cost - Benefit Earned During the Period  $ 1,774  $ 1,699  $ 1,469
       Interest Cost on Projected Benefit Obligation      5,867    5,570    5,194
                                                        -------  -------  -------
                                                        $ 7,641  $ 7,269  $ 6,663
       Less:  Actual Return on Assets                     7,636    6,223   17,813
       Plus/(Less): Net Deferral and Amortization         1,328      247   12,273
                                                        -------  -------  -------
       Net Periodic Pension Cost                        $ 1,333  $ 1,293  $ 1,123

     The assumptions used for actuarial valuations were:
                                                          1993     1992     1991
       Discount Rate                                      7.5%     8.0%     8.0%
       Rate of Increase in Future Compensation Level      4.5%     5.0%     5.0%
       Long-Term Rate of Return on Assets                 8.0%     8.5%     8.5%

     The plan assets consist of common stock and bonds of public companies, U.S.
     Government Securities, cash and cash equivalents.

     The funded status of the plan and amounts recognized on the balance sheet at December 31, 1993 and 1992, are as follows:

                                                       1993           1992
                                                           (in thousands)
          Actuarial present value of benefit obligation:

               Vested Benefits                       $ 58,462       $ 56,769
               Nonvested Benefits                       6,113          3,525
                                                     --------       --------
          Accumulated Benefit Obligation             $ 64,575       $ 60,294

          Projected Benefit Obligation               $ 80,006       $ 75,291
          Plan Assets at Fair Value                    94,945         91,416
                                                     --------       --------
          Funded Status                              $ 14,939       $ 16,125
          Unrecognized Transition Asset                (1,957)        (2,193)
          Unrecognized Prior Service Cost               6,206          6,804
          Unrecognized Net Actuarial (Gain) or Loss   (13,395)       (15,021)
                                                     --------       --------
               Net Pension Asset                     $  5,793       $  5,715


     In addition to providing pension benefits, the Company provides a portion of health insurance and life insurance benefits for retired employees.
     Substantially all of the Company's employees may become eligible for health insurance and life insurance benefits if they reach age 55 and have 10 years of service. Effective January 1, 1993, the Company adopted Statement of
     Financial Accounting Standards No. 106 - Employers' Accounting for
     Postretirement Benefits Other Than Pensions (SFAS 106). SFAS 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides service. The Company previously expensed the cost of these benefits, which are principally health care, as claims were incurred. The Company has elected to recognize the transitional obligation of approximately $17,619,000 over a period of twenty years. The Company's cash flows are not affected by implementation of this Statement, but implementation of this Statement decreased net income by $837,000 and earnings per share by $.07 in 1993.

     In 1992 and 1991, the Company recognized $960,000 and $850,000, respectively, as an expense for postretirement health care and life insurance benefits.

     The net postretirement benefit cost for 1993 includes the following components:

                                                          1993
                                                    (in thousands)

     Service Cost - Benefit Earned During the Period    $   502
     Interest Cost on Accumulated Postretirement
                      Benefit Obligation                  1,367
     Amortization of Transition Obligation                  881
                                                        -------
     Net Postretirement Benefit Cost                    $ 2,750

     The funded status of the plan and the amounts recognized on the balance sheet are as follows:

                                                      December 31,   January 31,
                                                          1993          1993
                                                            (in thousands)

     Actuarial present value of benefit obligation:
       Retirees                                         $ 10,694      $ 10,520
       Fully Eligible Plan Participants                    5,194         4,548
       Other Active Plan Participants                      3,565         2,551
                                                        --------      --------
       Accumulated Postretirement Benefit Obligation    $ 19,453      $ 17,619
       Plan Assets at Fair Value                               0             0
                                                        --------      --------
       Funded Status                                    $(19,453)     $(17,619)
       Unrecognized Loss                                     981             0
       Unrecognized Transitional Obligation               16,738        17,619
                                                        --------      --------
       Postretirement Benefit Liability                 $ (1,734)     $      0

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1993 was 11.5% for 1994 decreasing linearly each successive year until it reaches 5% in 2001, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement obligation as of December 31, 1993 and the service and interest cost components of the net postretirement health care cost in 1993 by approximately 13.1% and 14.9%, respectively. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5%.

     The Company has a leveraged employee stock ownership plan (ESOP) for the benefit of all its employees. Contributions made by the Company were $940,000 for 1993, $880,000 for 1992, and $850,000 for 1991.

  9. Compensating Balances and Short-Term Borrowings

     At December 31, 1993, the Company had no compensating balances to support formal bank lines of credit. The Company's bank lines of credit totaled
     $19,050,000 of which $4,437,000 was used at December 31, 1993. They make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes.

 10. Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Short-Term Investments--The carrying amount approximates fair value because of the short-term maturity of those instruments.

     Marketable Securities--The fair value of investments are estimated based on quoted market prices.

     Redeemable Preferred Stock-- The fair value is estimated based on the current rates available to the Company for the issuance of redeemable preferred stock.

     Long-Term Debt-- The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt.

                                              1993                 1992
                                                   (in thousands)
                                       Carrying     Fair     Carrying      Fair
                                        Amount      Value     Amount       Value
     Cash and Short-Term Investments   $  4,259   $  4,259   $ 18,024    $ 18,024
     Marketable Securities               17,025     17,406     10,277      10,382
     Redeemable Preferred Stock         (18,000)   (18,728)   (18,000)    (18,000)
     Long-Term Debt                    (166,563)  (181,669)  (159,295)   (165,227)

11.  Income Tax Expense

     The total income tax expense differs from the amount computed by applying the federal income tax rate (35% in 1993 and 34% in 1992 and 1991) to net income before total income tax expense for the following reasons:

                                                         1993     1992     1991
                                                             (in thousands)
     Tax Computed at Federal Statutory Rate............ $14,495  $13,739  $14,214

     Increases (Decreases) in Tax from:
       State Income Taxes Net of Federal Income Tax
         Benefit.......................................   1,926    1,932    1,853
       Investment Tax Credit Amortization..............  (1,234)  (1,220)  (1,210)
       Depreciation Timing Differences -- Flow-Through
         Method Reversal...............................     649      380      486
       Timing Differences Reversing in Excess of
       Federal Rates...................................    (635)    (560)    (429)
       Dividend Received/Paid Deduction................    (824)    (225)    (150)
       Permanent and Other Differences.................    (333)    (176)     469
                                                        -------  -------  -------
               Total Income Tax Expense................ $14,044  $13,870  $15,233


     Overall Effective Federal and State Income Tax
       Rate............................................   33.9%    34.3%    36.9%
     Income Tax Expense is Comprised of the Following:
         Charged (Credited) to Operations:
           Current Federal Income Taxes................ $ 9,288  $ 9,189  $10,264
           Current State Income Taxes..................   2,344    2,096    2,057
           Deferred Federal Income Taxes...............   3,275    3,216    3,059
           Deferred State Income Taxes.................     658      743      658
           Investment Tax Credit Amortization..........  (1,234)  (1,220)  (1,210)
                                                        -------  -------  -------
                Total..................................  14,331   14,024   14,828


         Charged (Credited) to Other Income and
           Deductions:
             Current Federal Income Taxes..............    (192)    (639)     (38)
             Current State Income Taxes................     (11)    (121)       6
             Deferred Federal and State Income Taxes...     (84)     606      437
                                                        -------  -------  -------
                 Total Income Tax Expense.............. $14,044  $13,870  $15,233

     Deferred Income Tax Expense is Comprised of
       the Following:
         Accelerated Depreciation (Tax over Book)-Net            $ 3,580  $ 3,802
         Overhead Costs Capitalized....................             (145)    (200)
         Unbilled Revenues.............................             (274)     (52)
         Deductible Net Pension Asset..................              455      425
         Premium On Bond Redemption....................              610      442
         Other.........................................              339     (263)
                                                                 -------  -------
               Total...................................          $ 4,565  $ 4,154

     The Company's deferred tax assets and liabilities were comprised of the following on December 31, 1993:

[TEXT]
                                                                  1993
                                                            (in thousands)

     Deferred Income Taxes
       Deferred Tax Assets
         Amortization of Tax Credits                             $  15,376
         Unbilled/Unearned Revenue                                   4,501
         Operating Reserves                                          2,340
         Non Deductible Land - Plant Abandonment                     1,134
         Other                                                       1,661
         Transfer to Regulatory Asset                                 (938)
                                                                  --------
              Total Deferred Tax Assets                          $  24,074

       Deferred Tax Liabilities
         Differences Related to Property                          (107,317)
         Excess Tax Over Book - Pensions                            (2,298)
         Other                                                      (3,161)
         Transfer to Regulatory Asset                                 (501)
         Transfer to Regulatory Liability                              745
                                                                 ---------
              Total Deferred Tax Liabilities                     $(112,532)

     Deferred Income Taxes                                       $ (88,458)

  12. Quarterly Information (Unaudited)

     The quarterly data shown below reflects seasonal and timing variations which are common in the utility industry.
     Because of changes in the number of common shares outstanding, the sum of quarterly earnings per common share may not equal total earnings per common share.  The information for the first three quarters in 1993 has been restated
     to reflect the change in method of electric revenue recognition for North Dakota from billing dates to energy delivery dates.  The effects of the restatement on net income, by quarter and for the nine months ended September
     30, 1993, are immaterial.  (See note 1 and 3 for further information.)


                                                                     Three Months Ended
                                             March 31            June 30          September 30       December 31
                                           1993     1992      1993     1992      1993     1992      1993     1992
                                                             (in thousands except per share data)

Operating Revenues.....................   $58,714  $52,559   $71,183  $49,994   $67,882  $48,145   $67,448  $58,840
Operating Income.......................    12,257   11,595     8,438    9,217     9,423    8,298     9,537    9,252
Net Income.............................     8,990    8,885     5,447    6,421     6,225    4,599     6,707    6,633
Earnings Available for
  Common Shares........................     8,373    8,382     4,830    5,922     5,608    4,035     6,081    5,919
Earnings Per Common Share..............       .75      .75       .43      .53       .50      .36       .54      .53
Dividends Paid Per Common Share........       .42      .41       .42      .41       .42      .41       .42      .41
Price Range:
  High.................................    39 1/2   36 1/4    41 1/4   35 1/2    35 1/2   35 1/4    34 1/4   34 3/4
  Low..................................    33       30 1/2    33 1/2   32 3/4    31 1/2   31 1/2    30 5/8   31
Average Number of Common
  Shares Outstanding...................    11,180   11,185    11,180   11,185    11,180   11,185    11,180   11,183


[TEXT]





INDEPENDENT AUDITORS' REPORT

To the Shareholders of Otter Tail Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Power Company and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in notes 1 and 8 to the financial statements, in 1993 the Company made required changes in its method of accounting for income taxes and postretirement health-care costs.

DELOITTE & TOUCHE

Deloitte & Touche

January 31, 1994
Minneapolis, Minnesota