Form 10-K, Exhibit 13
period 1994-12-31
OTTER TAIL POWER CO
filed 1995-03-28
CIK 75129

Exhibit 13-A

DIVIDENDS

We have paid quarterly dividends on our common stock since 1938 without interruption or reduction. Dividends paid in 1994 totaled $1.72 per common share. The indicated annual rate for 1995 is $1.76.

BUYING AND SELLING

Otter Tail common stock is traded on The Nasdaq Stock Market's
National Market.


SELECTED CONSOLIDATED FINANCIAL DATA

                                         1994       1993       1992       1991       1990       1989       1984
                                       (Thousands Except Per-Share Data)
Revenues
__________
Electric
   Residential                          $62,687    $62,167    $59,038    $61,844    $60,326    $61,891    $62,803
   Commercial and Farms                  38,082     36,971     35,342     36,246     35,443     35,725     34,847
   Industrial                            69,332     65,757     63,522     62,284     58,812     59,173     56,928
   Sales for Resale                      19,066     18,107     11,126     11,330      9,759      7,902     10,724
   Other Electric                         9,645      9,288      8,077      7,752      7,999      7,916      7,010
                                       ________   ________   ________   ________   ________   ________   ________
Total Electric                         $198,812   $192,290   $177,105   $179,456   $172,339   $172,607   $172,312
Health Services                          45,555     32,068         --         --         --         --         --
Diversified Operations                   43,156     40,869     32,433     20,389      8,009      1,756         --
                                       ________   ________   ________   ________   ________   ________   ________
   Total Operating Revenues            $287,523   $265,227   $209,538   $199,845   $180,348   $174,363   $172,312


Net Income                              $28,475    $27,369    $26,538    $26,096    $24,852    $25,266    $23,719
__________
Cash Flow from Operations               $51,832    $53,255    $44,866    $46,667    $46,681    $46,902      N/A
_________________________
Total Assets                           $578,972   $563,905   $530,456   $491,633   $477,224   $462,596   $463,699
____________
Long-Term Debt                         $162,196   $166,563   $159,295   $146,326   $135,186   $119,711   $153,458
______________
Redeemable Preferred                    $18,000    $18,000    $18,000    $13,150    $13,705    $14,815    $31,505
____________________
Common Shares Outstanding
   (1) (thousands)                       11,180     11,180     11,180     11,185     11,223     11,795     11,559
_________________________
Number of Common Shareholders (2)        14,115     13,634     13,812     13,928     13,984     14,277     17,057
_________________________________
Earnings per Common Share (3)             $2.34      $2.23      $2.17      $2.15      $1.99      $1.94      $1.75
_____________________________
Dividends per Common Share                $1.72      $1.68      $1.64      $1.60      $1.56      $1.52      $1.31
___________________________

Notes:
(1) Number of shares outstanding at year-end.
(2) Holders of record at year-end.
(3) Based on average number of shares outstanding.




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

The Company's operating subsidiaries are responsible for obtaining their own financing after the Company's initial equity investment and have developed financing arrangements with various banks. The Company does not intend to make or guarantee loans to its subsidiaries, lend any subsidiary money, or cosign on any of their borrowing.

Otter Tail Power Company has achieved a high degree of long-term liquidity by maintaining strong bond ratings, implementing cost containment programs, evaluating operations and projects on a cost-benefit approach, pursuing rate adjustments to keep pace with utility operating expenses, and obtaining adequate depreciation rates.

The Company has had a stock repurchase program in place pursuant to which it has purchased 787,376 common shares. The stock repurchase program was extended by approval of the Company's Board of Directors in 1993. Under the extension, up to 611,481 common shares (the unpurchased remainder from previous authorizations) may be purchased during the period ending December 31, 1995. No common shares were repurchased during 1994.

Cash provided from operations, as indicated by the Consolidated Statement of Cash Flows for the year ended December 31, 1994, of $51,832,000 combined with funds on hand of $4,259,000 at December 31, 1993, allowed the Company to finance its construction program, pay dividends, participate in a preferred stock investment program, retire First Mortgage Bonds through sinking fund operations, and invest in an additional subsidiary company.

The Company estimates that funds internally generated combined with funds on hand will be sufficient to meet all sinking fund payments for First Mortgage Bonds in the next five years and to provide for most of its 1995-1999 construction program expenditures (including allowance for funds used during construction). (Internally generated funds consist of cash provided by operations less dividends and certain other adjustments.)

Additional short- or long-term financing will be required in the period 1995-1999 in connection with the Company's construction program, maturity of First Mortgage Bonds and Long-Term Lease Obligation ($21,000,000), in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares, to complete the common stock repurchase program, or for other corporate purposes.

Capital Requirements: The Company has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and provide reliable service. This includes, primarily, improvements to existing power plants, acquisition or construction of additional generating capacity, and upgrading or replacing portions of the distribution and transmission systems and other buildings and equipment. The construction program is subject to continuing review and is revised annually in light of changes in demands for energy, changes in environmental laws, changes in technology affecting the electric utility industry, changes in the costs of labor, materials and equipment, and changes in the Company's financial condition (including cash flow, earnings, and adequacy of timely rate relief).

Capital expenditures for the years 1994, 1993, and 1992 were $30 million, $31 million, and $23 million, respectively. Capital expenditures for 1994 included $26 million for the electric utility, $2 million for health services, and $2 million for diversified operations. The estimated capital expenditures for 1995 are $37 million, and the total expenditures for the five-year period 1995-1999 are expected to be approximately $182 million. The 1995 amount includes $32 million for the electric utility, $2 million for health services and $3 million for diversified operations. The 1995-1999 amount includes $152 million for the electric utility, $14 million for health services, and $16 million for diversified operations.

In addition to these capital requirements, funds totaling approximately $52,089,000 will be needed during the five-year period 1995 through 1999 to retire First Mortgage Bonds and other long-term obligations at maturity and through sinking fund payments. In addition, funds may be needed to complete the common stock repurchase program.

Capital Resources: Financial flexibility is provided by unused lines of credit, by financial coverages well in excess of the minimum levels required for issuance of securities, and by strong credit ratings.

As of December 31, 1994, unused credit lines totaling $22.9 million were available to meet interim financing of working capital and other capital requirements, if needed. As of December 31, 1994, the Company had short-term borrowings of $2.9 million.

During 1994 the Company's coverage ratios remained at almost the same levels as in 1993. The fixed charge coverage ratio after taxes was 3.3 for 1994, as compared to 3.2 in 1993. The long-term debt interest coverage ratio before taxes was 4.5, as compared to 4.2 in 1993. The Company expects these coverages will remain approximately the same in 1995.

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

As of December 31, 1994, the Company had the capacity under its Indenture of Mortgage to issue an additional $126 million principal amount of First Mortgage Bonds.



Results of Operations:

                            Electric Operations

Otter Tail Power Company provides electrical service to over 120,000 customers in a service territory of over 50,000 square miles.

Operating Revenues
The change in revenues may be summarized as follows:

                                 Revenue Increase (Decrease)
                                       From Prior Year
                                1994         1993        1992
                                        (in thousands)

Volume Variance (1)            $6,979      $15,325     $(1,109)
Price Variance (2)               (492)      (1,525)     (1,543)
Other                              35        1,385         301
                               ______      _______     _______
Total Electric                 $6,522      $15,185     $(2,351)

(1) Derived for each customer class by multiplying year-to-year change in units sold by the average revenue per kwh for the prior year.

(2) Derived for each customer class by multiplying the year-to-year change in average revenue per kwh by the units sold during the year.

The 1994 volume variance was due to a 3.6% increase in retail kwh sales. The increase in retail kwh sales was principally due to increased sales to commercial and industrial customers. Power pool sales remained at the same level as in the previous year. Noncontractual power pool sales declined in 1994 because of the exceptionally high level of sales in 1993. However, contractual power pool sales were up significantly in 1994 because of a large sale to another utility.

The 1993 volume variance was due to increased kwh sales in almost every retail customer classification and an 84% increase in noncontractual power pool sales. The increase in retail kwh sales can be attributed to the return of normal winter weather in 1993 coupled with increased usage in the commercial category. The increase in power pool sales can be attributed to the weather, which resulted in low water conditions in the spring in Manitoba and widespread summer flooding in the Midwest.

The 1992 volume variance was due to a 4.2% decrease in kwh sales to residential customers, offset to a smaller extent by a 2.6% increase in kwh sales to industrial customers. A warmer winter coupled with an abnormally cool summer in 1992 contributed heavily to the decrease.

Heating degree days, which contribute to increases or decreases in usage by residential customers, were 9,204 for 1994, 9,523 for 1993, and 8,253 for 1992. The average revenue per retail kilowatt-hour was 5.50 cents in 1994, 5.53 cents in 1993, and 5.54 cents in 1992.

The 1994 price variance was essentially due to industrial customers and contractual power pool sales. The decrease in contractual power pool sales revenue per kwh sold resulted from spreading a fixed demand charge over an increase in kwh sales.

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

The increase in the other variance in 1993 is due to the Company recognizing $1,446,000 of unbilled revenue. The Company changed its method of accounting in North Dakota from billing dates to energy delivery dates as a result of an Order entered by the NDPSC in September 1993. The change in method of revenue recognition increased net income by $870,000 in 1993, and $751,000 in 1994. The impact on earnings per share was an increase of $.08 in 1993 and $.07 in 1994. (See notes 1 and 3 to financial statements for further information.)

Expenses The percentage changes in operating expenses may be summarized as follows:

                         Percentage Increase (Decrease)
                              From Prior Year

                            1994   1993   1992

Production Fuel                3     10     .5
Purchased Power                5     22      2
Electric Operation Expenses    2     14     (1)
Electric Maintenance           6     18     (8)
Depreciation and Amortization  4      4     (2)
Property Taxes                 6      7      5

Production Fuel and Purchased Power Expense The 3% increase in production fuel in 1994 resulted chiefly from a 3.2% increase in generation. The 10% increase in production fuel in 1993 was due primarily to a 11% increase in generation. Of the increased generation, 56% was for power pool sales and 44% was for system use.

The slight increase in production fuel in 1992 was chiefly due to a 4% increase in generation offset by a 3.7% decrease in cost per kwh produced. In 1992 the Company replaced some power pool purchases for system use with increased generation. The decrease in cost per kwh produced results from decreased generation at the Company's highest-cost unit.

Purchased power increased 5% in 1994 essentially because of a 5.4% increase in cost per kwh purchased. The bulk of the increase in cost per kwh purchased resulted from an increase in replacement generation cost for plant outages. The increase in purchased power costs of 22% in 1993 is related directly to the increase in power pool sales.

Purchased power costs increased by 2% in 1992 due to a 7.5% increase in cost per kwh purchased, offset to a smaller degree by a 5.3% decrease in kwh purchased. Replacing system purchases with the Company's own generation accounted for a significant portion of the decrease in kwh purchased. However, when the Company did purchase for system use, the purchases were sometimes made at peak demand times increasing the purchase price per kwh.

The increase or decrease in fuel and purchased power costs, arising from changing prices, results in adjustments to the Company's rate schedules through the Cost of Energy Adjustment clause. Over the last five years, this has resulted in savings of slightly over $32.4 million to the Company's customers.

Electric Operation and Maintenance Expenses The increase of 2% in 1994 in electric operating expense resulted principally from increases in customer account expenses and payroll expenses. The increase of 14% in electric operation expense in 1993 was due primarily to increases in labor expenses (SFAS 106 costs), in North Dakota conservation programs, and in administrative and general expenses.

The increase in electric maintenance expense of 6% in 1994 was due to increases in production and distribution maintenance. Production maintenance increased because of boiler repairs at the Coyote Plant. Distribution maintenance increased due to more tree trimming expenses. The 18% increase in electric maintenance in 1993 was due to an increase in production maintenance of the steam plants (generator, turbine, and coal-handling equipment). The 8% decrease in 1992 in electric maintenance expense was due mainly to increased maintenance cost at the Coyote Plant in 1991.


Depreciation and Amortization The 4% increase in depreciation expense in 1994 resulted from additional plant in service. The 4% increase in depreciation expense in 1993 was due to additional plant in service and higher depreciation rates. The 2% decrease in depreciation expense in 1992 resulted from extending the life of Hoot Lake Plant due to additional investment and switching the plant's fuel to subbituminous coal.

Property Taxes The increases in property taxes of 6% for 1994 and 7% for 1993 were due to property additions and increased mill rates. The 5% increase in property taxes for 1992 resulted from a higher tax rate in Minnesota.


                       Health Services Operations


Health Services Operations consist of businesses acquired by the Company, beginning in 1993, which are involved in the sale, service, rental, refurbishing, and operation of medical imaging equipment and the sale of related supplies and accessories to various medical institutions primarily in the Midwest United States.
                                      1994          1993
                                        (in thousands)

     Operating Revenues             $45,555       $32,068
     Operating Expenses              43,542        30,101
                                    _______       _______
     Pretax Operating Income        $ 2,013       $ 1,967
                                    =======       =======

The increase in Health Services operating income in 1994 was due to an increase in sales of refurbished equipment as well as including the results of a new subsidiary that was acquired by the Company toward the end of the first quarter of 1993.


                     Diversified Operations


The Company's Diversified Operations are composed of businesses that are diversified in such areas as manufacturing (fabricated metal parts and agricultural equipment), electrical and telephone contracting, radio broadcasting, waste incinerating, and telephone utility.
                                 1994         1993       1992
                                        (in thousands)

Operating Revenues             $43,156      $40,869    $32,433
Operating Expenses              36,851       35,964     28,565
                               _______      _______    _______
Pretax Operating Income        $ 6,305      $ 4,905    $ 3,868
                               =======      =======    =======

The increase of 6% in operating revenues and 2% in operating expenses in 1994 was due principally to an increase in sales of existing product lines in the manufacturing subsidiaries.

The 26% increase in operating revenues in 1993 was due to the purchase of an additional business in the third quarter of 1992 as well as increased sales in the Company's electrical and telephone contracting subsidiaries. The 26% increase in operating expenses in 1993 is also due to the additional business purchased in the third quarter of 1992 as well as increased expenses in the Company's electrical and telephone contracting subsidiaries.

The 59% increase in operating revenues and 55% increase in operating expenses in 1992 were due to the purchase of two additional businesses.

                         Consolidated Income Taxes

Income tax expense increased 11% in 1994 due primarily to higher pretax operating income. The 2% increase in income tax expense for 1993 was due to an increase in taxable income and higher corporate tax rates imposed by the Omnibus Budget Reconciliation Act of 1993. The 5% decrease in income tax expense for 1992 resulted from favorable adjustments related to a premature property retirement.

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

                            Impact of Inflation

For an electric utility, the regulatory process limits the amount of depreciation expense included in the Company's revenue allowance and limits electric utility plant in the rate base to original cost. Such amounts produce cash flows that are inadequate to replace such property in the future or preserve the purchasing power of common equity capital previously invested. However, the Company expects that it will be able to establish rates that will cover the increased costs of new plant when such costs are incurred. The Company operates under regulatory provisions that allow price increases in the cost of fuel and purchased power to be passed to customers through automatic adjustments to the Company's rate schedules under the Cost of Energy Adjustment clause. Other increases in the cost of electric service must be recovered through timely filings for rate relief with the appropriate regulatory agency.

The Company's Health Services and Diversified Operations consist almost entirely of unregulated businesses. Increased operating costs are passed on to customers with any limitations on price increases determined by the marketplace.

                     Factors Affecting Future Earnings

The results of operations discussed above are not necessarily indicative of future earnings. Anticipated higher operating costs and carrying charges on increased investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

Growth in electric sales will be subject to a number of factors, including the volume of power pool sales to other utilities, the effectiveness of demand-side management programs, weather, competition, and the rate of economic growth or decline in the Company's service area. The Company's electric business is primarily dependent upon the use of electricity by customers in our service area. Percentage changes in the Company's electric kwh sales to retail customers over the prior year for the last three years were: an increase of 3.6% in 1994, an increase of 5.0% in 1993, and a decrease of .5% for 1992.

Demand-side management (DSM) efforts will continue in all the jurisdictions that the Company serves. The goal of DSM is to encourage the wise and efficient use of electricity by customers. Successful DSM will contribute to the more efficient and cost effective operation of existing and future generation and distribution facilities. Currently, Minnesota is the only jurisdiction that mandates investments in DSM, and indications are that the Minnesota Public Utilities Commission's (MPUC) emphasis in this area will continue into the foreseeable future.

In 1994 the Company filed a petition with the MPUC for approval of an annual recovery mechanism for DSM-related costs, under Minnesota's Conservation Improvement Programs (CIP). An intervenor, on behalf of the Large General Service Group, filed comments against the petition and requested the MPUC to order a general rate case to review the Company's earnings levels. In the interest of rate stability the Company reached an agreement, which was approved by the MPUC, resulting in costs to the Company of approximately $2 million each year for three years. These costs must be absorbed in current rates starting in 1995.

The Company signed a new Big Stone Plant coal contract, which will run from mid-1995 through December 1999. Price reductions, in addition to plant efficiency gains due to switching from lignite to the higher Btu subbituminous coal are estimated to result in cost reductions of about $4.9 million a year. These price reductions will be passed on to customers through the Cost of Energy Adjustment clause.

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

The Company's plants are not subject to the Act's phase one requirements. Phase two standards of the Act must be met by the year 2000. The Company intends that the Big Stone Plant will maintain current levels of operation and meet phase two requirements by burning subbituminous coal which is much lower in sulfur emissions than lignite. As stated previously, the Big Stone Plant's new coal contract expires at the end of 1999. The cost of burning subbituminous coal in 2000 and beyond would probably be higher than current market price but would likely not adversely affect the Company's power plant operations.

The Company's Coyote Plant is equipped with sulfur dioxide removal equipment. Compliance with the phase two requirements is not expected to significantly impact operations at that plant. The Hoot Lake Plant already uses low-sulfur subbituminous coal; minor modifications may be required at the Hoot Lake Plant to meet the phase two nitrogen oxide emission requirements by the year 2000.

On September 22, 1993, the North Dakota Public Service Commission (NDPSC) entered an Order approving an Agreement for Incentive Regulation for 1993. The Agreement for Incentive Regulation provides a mechanism of sharing equally between ratepayers and shareholders of any amounts earned in 1993 over or under a specified return on rate base in North Dakota. As a result of 1993 Incentive Regulation, the Company refunded $413,000, plus accrued interest, to its North Dakota customers in December 1994. There was no incentive regulation in place in 1994 and the Company is working with the NDPSC to develop incentive regulation for 1995.

The NDPSC Order required the Company to change its method of revenue recognition from billing dates to energy delivery dates. The North Dakota unbilled revenue amount as of January 1, 1993, ($4.4 million) is required by the Order to be amortized over 36 months. (See notes 1 and 3 to the financial statements for further information.)

The electric industry is becoming more competitive. The restructuring of the electric industry is still developing. Proposals that are being considered by various states and at the federal level, along with the National Energy Policy Act of 1992
(Act), are expected to bring more competition into the electric business. The Act reduces restrictions on operation and ownership of independent power producers (IPP's). It also allows IPP's and other wholesale suppliers and purchasers increased access to transmission lines. The Act prohibits FERC-ordered retail wheeling, but it does not address the states' authority to order retail wheeling.

As the electric industry evolves, the Company may be subject to increased competition. However, the Company may also have opportunities to increase its market share. The Company's generation capacity appears well positioned for competition due to unit heat rate improvements and reductions in fuel and freight costs. A comparison of the Company's electric retail rates to the rates of other investor-owned utilities, cooperatives, and municipals, in the states the Company serves indicates that the Company's rates are competitive. In addition, the Company would attempt more flexible pricing strategies under an open competitive environment.

The Company has continued to diversify by purchasing nonutility businesses-one in 1992, six more in 1993, and one in 1994. In 1992 the Company also purchased its first utility business, an independent telephone company. In January of 1995 the Company acquired an additional manufacturing business and three small diagnostic imaging companies. (See note 2 to financial statements for further information.)

The Company continues to investigate acquisitions of additional businesses (both utility and nonutility) and expects continued growth in this area. The success of these businesses and any future business purchases will affect future earnings.

The Company has invested approximately $4 million in plant and equipment for its Quadrant subsidiary that sells steam to two industrial customers. Steam is produced from burning garbage at a fee from several counties. The contracts with the industrial customers expire in June 1995. Quadrant represented approximately $1.8 million in sales for 1994 and an insignificant contribution to consolidated operating income for the Company.
In addition, in September 1996 the contracts for burning garbage will expire. In June 1997, new pollution rules will be in effect which require new operating permits and possible modifications to current plant operations. These modifications would need to start by June 1996. Successful negotiation of the above contracts will be necessary to provide for recovery of the amount the Company has invested in Quadrant.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 - Employers' Accounting for Postretirement Benefits Other than Pensions. The Company has elected to recognize the initial postretirement benefit obligation of $17,619,000 over a period of twenty years. (See note 8 to the financial statements for further information.)

In 1994 the Company adopted SFAS 112 - Employer's Accounting for Postemployment Benefits and SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities. The adoption of SFAS 112 in 1994 did not have a material impact on the Company's financial statements. At December 31, 1994, as the result of adopting SFAS 115, the Company's marketable securities, which are principally invested in preferred stocks of other utilities, were recorded at fair value, which was $1,100,000 ($684,000 net of tax) less than original cost. The unrealized loss was recorded net of tax in shareholder's equity. The reduction in market value is because the investments reacted adversely to the increase in general interest rates during 1994. These securities are held in the "available for sale" category as defined by SFAS
115. Management does not believe the decline in market value is other than temporary.

O T T E R    T A I L    P O W E R    C O M P A N Y

Consolidated Balance Sheets, December 31                    1994        1993
                                                             (in thousands)

                      ASSETS


Plant:
     Electric Plant in Service                           $698,437    $679,282
     Other                                                 36,221      34,626
                                                          _______     _______
          Total                                           734,658     713,908
     Less Accumulated Depreciation and Amortization       287,902     270,385
                                                          _______     _______
                                                          446,756     443,523
     Construction Work in Progress                         10,485       8,341
                                                          _______     _______
          Net Plant                                       457,241     451,864
                                                          _______     _______

Investments and Other Assets                               43,944      43,853
                                                          _______     _______

Current Assets:
     Cash and Cash Equivalents                              1,852       3,808
     Temporary Cash Investments                               391         451
     Accounts Receivable:
          Trade (Less Accumulated Provision for
          Uncollectible Accounts:
          1994, $432,000; 1993, $398,000)                  27,004      19,531
          Other                                             5,172       3,361
     Materials and Supplies:
          Fuel                                              3,664       3,667
          Inventory, Materials and Operating Supplies      15,794      14,552
     Deferred Income Taxes                                  4,306       4,482
     Accrued Utility Revenues                               4,154       4,368
     Other                                                  3,041       2,477
                                                          _______     _______
               Total Current Assets                        65,378      56,697
                                                          _______     _______


Deferred Debits:
     Unamortized Debt Expense and Reacquisition Premiums    5,174       5,611
     Other                                                  7,235       5,880
                                                          _______     _______
               Total Deferred Debits                       12,409      11,491
                                                          _______     _______

                    TOTAL                                $578,972    $563,905
                                                          =======     =======

See accompanying notes to consolidated financial statements.


O T T E R    T A I L    P O W E R    C O M P A N Y

Consolidated Balance Sheets, December 31                     1994        1993
                                                              (in thousands)

                      LIABILITIES


Capitalization (page 36):
     Common Shares, Par Value $5 Per Share--Authorized,
          25,000,000 Shares;
          Outstanding, 1994 and 1993--11,180,136 Shares     $55,901    $55,901
     Premium on Common Shares                                30,335     30,336
     Retained Earnings                                       90,412     84,209
                                                            _______    _______
          Total                                             176,648    170,446
     Cumulative Preferred Shares:
          Subject to Mandatory Redemption                    18,000     18,000
          Other                                              20,831     20,831
     Long-Term Debt                                         162,196    166,563
                                                            _______    _______
               Total Capitalization                         377,675    375,840
                                                            _______    _______



Current Liabilities:
     Short-Term Debt                                          2,900         --
     Sinking Fund Requirements and Current Maturities         8,739      9,356
     Accounts Payable                                        22,542     15,987
     Accrued Salaries and Wages                               3,889      3,552
     Federal and State Income Taxes Accrued                   2,095         --
     Other Taxes Accrued                                     11,712     11,187
     Interest Accrued                                         3,524      3,522
     Other                                                    2,480      2,135
                                                            _______    _______
               Total Current Liabilities                     57,881     45,739
                                                            _______    _______

Noncurrent Liabilities                                        8,245      5,690
                                                            _______    _______

Commitments (note 6)                                             --         --
                                                            _______    _______

Deferred Credits:
     Accumulated Deferred Income Taxes                       94,911     92,940
     Accumulated Deferred Investment Tax Credit              22,171     23,518
     Regulatory Liability                                    15,197     16,046
     Other                                                    2,892      4,132
                                                            _______    _______
               Total Deferred Credits                       135,171    136,636
                                                            _______    _______

                    TOTAL                                  $578,972   $563,905
                                                            =======    =======

See accompanying notes to consolidated financial statements.


O T T E R    T A I L    P O W E R   C O M P A N Y

Consolidated Statements of Income
For the Years Ended December 31                            1994        1993        1992
                                                                  (in thousands)
Operating Revenues:
     Electric                                           $198,812    $192,290    $177,105
     Health Services                                      45,555      32,068          --
     Diversified Operations                               43,156      40,869      32,433
                                                         _______     _______     _______
          Total Operating Revenues                       287,523     265,227     209,538
                                                         _______     _______     _______

Operating Expenses:
     Production Fuel                                      32,311      31,325      28,428
     Purchased Power                                      28,717      27,438      22,582
     Electric Operation Expenses                          45,684      44,593      39,082
     Electric Maintenance                                 13,725      12,914      10,927
     Cost of Health Services Sold                         28,690      19,019          --
     Other Health Services Expenses                       14,396      10,647          --
     Diversified Cost of Goods                            26,070      26,203      20,914
     Other Diversified Expenses                            8,978       7,862       6,488
     Depreciation and Amortization                        21,190      20,512      18,697
     Property Taxes                                       11,318      10,728      10,034
     Income Taxes                                         15,931      14,331      14,024
                                                         _______     _______     _______
          Total Operating Expenses                       247,010     225,572     171,176
                                                         _______     _______     _______

Operating Income                                          40,513      39,655      38,362
                                                         _______     _______     _______

Other Income and Deductions:
     Allowance for Equity (Other) Funds Used During
        Construction                                         146         120         116
     Other Income and Deductions and Applicable Taxes      1,503       1,419       1,225
                                                         _______     _______     _______
          Total Other Income and Deductions                1,649       1,539       1,341
                                                         _______     _______     _______

Income Before Interest Charges                            42,162      41,194      39,703
                                                         _______     _______     _______

Interest Charges:
     Interest                                             13,749      13,881      13,222
     Allowance for Borrowed Funds Used During
        Construction--Credit                                 (62)        (56)        (57)
                                                         _______     _______     _______
          Interest Charges--Net                           13,687      13,825      13,165
                                                         _______     _______     _______

Net Income                                                28,475      27,369      26,538

Preferred Dividend Requirements                            2,358       2,477       2,280
                                                         _______     _______     _______

Earnings Available for Common Shares                     $26,117     $24,892     $24,258
                                                         =======     =======     =======

Average Number of Common Shares Outstanding               11,180      11,180      11,185

Earnings Per Average Common Share                          $2.34       $2.23       $2.17

Dividends Per Common Share                                 $1.72       $1.68       $1.64


See accompanying notes to consolidated financial statements.


O T T E R   T A I L   P O W E R   C O M P A N Y

Consolidated Statements of Cash Flows
For the Years Ended December 31                            1994        1993        1992
                                                                  (in thousands)
Cash Flows From Operating Activities:
     Net Income                                          $28,475     $27,369     $26,538
     Adjustments to Reconcile Net Income to Net
     Cash Provided by Operating Activities:
          Depreciation and Amortization                   25,899      25,348      21,115
          Deferred Investment Tax Credit -- Net           (1,347)     (1,234)     (1,220)
          Deferred Income Taxes                            1,386       3,937       4,505
          Change in Deferred Debits and Other Assets      (1,016)     (1,996)     (2,909)
          (Gain)/Loss on Disposal of Noncurrent Assets      (201)        (77)        105
          Change in Noncurrent Liabilities and Deferred
             Credits                                       1,016       5,509        (239)
          Allowance for Equity (Other) Funds Used During
             Construction                                   (146)       (120)       (116)
      Cash Provided by (Used For) Current Assets and
      Current Liabilities:
          Change in Receivables, Materials, and Supplies (10,712)       (227)     (2,602)
          Change in Other Current Assets                    (339)     (4,519)       (617)
          Change in Payables and Other Current
             Liabilities                                   6,720         250         912
          Change in Interest and Income Taxes Payable      2,097        (985)       (606)
                                                         _______     _______     _______
               Net Cash Provided by Operating Activities  51,832      53,255      44,866
                                                         _______     _______     _______

Cash Flows From Investing Activities:
     Gross Capital Expenditures                          (30,411)    (30,894)    (22,616)
     Proceeds from Disposal of Noncurrent Assets           2,574       1,574         196
     Purchase of Subsidiaries, Net of Cash Acquired         (286)     (4,056)     (1,813)
     Change in Temporary Cash Investments                     60       9,204      (7,011)
     Change in Marketable Securities and Other
        Investments                                       (1,630)     (7,329)     (6,410)
                                                         _______     _______     _______
               Net Cash Used in Investing Activities     (29,693)    (31,501)    (37,654)
                                                         _______     _______     _______

Cash Flows From Financing Activities:
     Change in Short-Term Debt--Net Issuances              2,900         ---         ---
     Proceeds from Issuance of Long-Term Debt              6,433      33,156      59,848
     Proceeds from Issuance of Preferred Stock               ---       4,000      18,000
     Payments for Debt and Preferred Stock Issuance
        Expense                                              (56)       (245)       (611)
     Payments for Repurchase of Common Stock                 ---         ---        (157)
     Payments for Retirement of Long-Term Debt           (11,784)    (24,432)    (48,903)
     Payments to Trustee for Retirement of Long-Term
        Debt                                                 ---     (13,445)        ---
     Payments for Retirement of Preferred Stock              ---      (4,080)    (14,184)
     Dividends Paid                                      (21,588)    (21,269)    (20,586)
                                                         _______     _______     _______
               Net Cash Used In Financing Activities     (24,095)    (26,315)     (6,593)
                                                         _______     _______     _______

Net Change in Cash and Cash Equivalents                   (1,956)     (4,561)        619

Cash and Cash Equivalents at Beginning of Year             3,808       8,369       7,750
                                                         _______     _______     _______

Cash and Cash Equivalents at End of Year                  $1,852      $3,808      $8,369
                                                         =======     =======     =======

Supplemental Disclosures of Cash Flow Information:
     Cash Paid During the Year for:
          Interest (net of amount capitalized)           $13,160     $13,371     $11,653
          Income Taxes                                   $14,058     $12,009     $10,996



O T T E R    T A I L    P O W E R    C O M P A N Y

Consolidated Statements of Retained Earnings
For the Years Ended December 31                          1994        1993        1992
                                                                (in thousands)

Retained Earnings at Beginning of Year                 $84,209     $78,189     $72,752
Net Income                                              28,475      27,369      26,538
Other                                                     (684)        (80)       (515)
                                                       _______     _______     _______
                    TOTAL                              112,000     105,478      98,775
                                                       _______     _______     _______

Dividends Paid:
     Cumulative Preferred Shares at Required
        Annual Rates                                     2,358       2,486       2,242
     Common Shares                                      19,230      18,783      18,344
                                                       _______     _______     _______
                    TOTAL                               21,588      21,269      20,586
                                                       _______     _______     _______

Retained Earnings at End of Year                       $90,412     $84,209     $78,189
                                                       =======     =======     =======


See accompanying notes to consolidated financial statements.




O T T E R    T A I L    P O W E R    C O M P A N Y

Consolidated Statements of Capitalization December 31        1994        1993
                                                              (in thousands)

Total Common Shareholders'  Equity                        $176,648    $170,446
                                                           _______     _______
Cumulative Preferred Shares -- Without Par Value
     (Stated and Liquidating Value $100 a Share) --
     Authorized 1,500,000 Shares;
     Outstanding:
          Series Subject to Mandatory Redemption
               $6.35, 180,000 Shares; 9,000 Shares
               due 2002-06; 135,000 Shares due 2007         18,000      18,000
                                                           _______     _______
                         Total                              18,000      18,000
          Less Current Sinking Fund Requirement                 --          --
                    Total Preferred Subject to Mandatory
                    Redemption                              18,000      18,000
                                                           _______     _______
          Other Series:
               $3.60, 60,000 Shares                          6,000       6,000
               $4.40, 25,000 Shares                          2,500       2,500
               $4.65, 30,000 Shares                          3,000       3,000
               $6.75, 40,000 Shares                          4,000       4,000
               $9.00, 53,311 Shares                          5,331       5,331
                                                           _______     _______
                     Total Other Preferred                  20,831      20,831
                                                           _______     _______

Cumulative Preference Shares -- Without Par Value,
     Authorized 1,000,000 Shares; Outstanding:  None

Long-Term Debt:
     First Mortgage Bond Series:
          8.75%, due December 15, 1997                      19,200      19,400
          7.25%, due August 1, 2002                         19,600      19,800
          7.625%, due February 1, 2003                       9,480       9,600
          8.75%, due September 15, 2021                     19,400      19,600
          8.25%, due August 1, 2022                         29,400      29,700
          Pollution Control and Industrial Development
            Series:
               5.80-6.80%, due February 1, 2006, Big Stone
                  Project                                    5,547       5,607
               8.125%, due August 1, 2009, Coyote Project,
                  Series B                                     850         860
               5.80-6.90%, due February 1, 2019, Coyote
                  Project                                   22,204      22,439
                                                           _______     _______
                    Total                                  125,681     127,006
Subsidiary and Other Long-Term Debt:
     Long-Term Lease Obligation (5.625% Pollution Control
          Revenue Bonds due July 1, 1998)                    2,200       2,200
     Industrial Development Refunding Revenue Bonds
          5.00% due December 1, 2002                         3,010       3,010
     Pollution Control Refunding Revenue Bonds
          Variable 5.55% at December 31, 1994, due
             December 1, 2012                               10,400      10,400
     Industrial Development Revenue Bond (Quadrant Co.
     Project
          Variable 5.36% at December 31, 1994, due
             April 1, 1996 -- Otter Tail Power Company
             Guarantor)                                        600       1,000
     Obligations of Mid-States Development, Inc.
          Rates 6%  to 12% at December 31, 1994             19,729      22,014
     Obligations of North Central Utilities, Inc.
          Variable 7.45% to 7.60% at December 31, 1994       9,999      10,912
     Other                                                      49         155
                                                           _______     _______
               Total                                      $171,668    $176,697
Less:
     Current Maturity                                        7,414       8,031
     Sinking Fund Requirement                                1,325       1,325
     Unamortized Debt Discount and Premium -- Net              733         778
                                                           _______     _______
                    Total Long-Term Debt                   162,196     166,563
                                                           _______     _______
Total Capitalization                                      $377,675    $375,840
                                                           =======     =======

See accompanying notes to consolidated financial statements.


Otter Tail Power Company
Notes to Consolidated Financial Statements
For the Three Years Ended December 31, 1994


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

   Plant, Retirements, and Depreciation--Utility plant is stated at original cost and the cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. Repairs to property made necessary by storm damage are charged to the reserve therefor. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable property were 2.98% in 1994, 2.95% in 1993, and 2.90% in 1992.

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

   Jointly Owned Plants--The consolidated financial statements include the Company's 53.9% and 35% ownership interests in the assets, liabilities and expenses of the Big Stone and Coyote Plants, respectively. Amounts at December 31, 1994 and 1993, included in Plant in Service for Big Stone were $107,872,000 and $107,243,000, respectively, and the Accumulated Provision for Depreciation and Amortization was $59,757,000 and $57,159,000, respectively. Amounts at December 31, 1994 and 1993, included in Plant in Service for Coyote were $143,445,000 and $143,078,000, respectively, and the Accumulated Provision for Depreciation and Amortization was $50,918,000 and $47,729,000, respectively. The Company's share of direct expenses of the jointly owned plants in service is included in the corresponding operating expenses in the statement of income.

   Allowance for Funds Used During Construction (AFC)--AFC, a noncash item, is included in construction work in progress based on a composite rate which assumes that funds used for construction were provided by borrowed funds and equity funds. The AFC so included in construction work in progress will ultimately be included in the rate base used in establishing rates for utility services. The composite rate for AFC was 10.25% for both 1994 and 1993, and 10.50% for 1992.

   Income Taxes--Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes (SFAS 109). SFAS 109 required a change in the accounting and reporting for income taxes from a deferral method to a liability method. The adoption of SFAS 109 resulted in no significant change in the Company's components of income tax expense. However, the adoption of SFAS 109 did impact the financial position of the Company with the establishment of a regulatory liability and a corresponding reduction in accumulated deferred income taxes of approximately $19.8 million.

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

   Operating Revenues--Electric customers' meters are read and bills are rendered on a cycle basis. Prior to 1993 the Company in all of its jurisdictions recorded electric revenues based on billing dates. Effective as of January 1, 1993, due to a North Dakota Public Service Commission's (NDPSC) Order, the Company changed its method of revenue recognition in North Dakota from billing dates to energy delivery dates. (See note 3 for further information on the Order.) The North Dakota unbilled revenue amount as of January 1, 1993, ($4.4 million) is required by the Order to be amortized to electric revenues over 36 months. The change in method of revenue recognition increased net income by $870,000 in 1993, and $751,000 in 1994. The impact on earnings per share was an increase of $.08 in 1993, and $.07 in 1994.

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

   Storm Damage Reserve--The Company is required under its Indenture of Mortgage to make annual provisions for storm damage of not less than .5% of gross electric operating revenues. Provisions for loss have been used in determination of rates approved by the applicable regulatory commissions. Provisions for 1994, 1993, and 1992 were $995,000, $1,164,000, and $886,000, respectively, and repairs charged to such reserves were $1,269,000, $1,083,000, and $1,063,000, respectively.
   Accrued liabilities included $857,000 and $1,131,000 for storm damage at December 31, 1994 and 1993, respectively.

   Employee Incentive Plan--Effective January 1, 1988, the Company established a gain sharing plan for the benefit of all employees. The totals received by all employees for 1994, 1993, and 1992 were $1,314,000, $1,172,000, and $1,367,000, respectively.

   Reclassifications--Certain prior year amounts have been reclassified to conform to 1994 presentation. Such reclassification had no impact on net income and shareholders' equity.

   Cash Equivalents--The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents.

   Debt Reacquisition Premiums--In accordance with regulatory treatment, the Company defers debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

   Investments--The Company's temporary cash investments consist of money market funds, recorded at cost which approximates market. In addition, the Company has noncurrent investments of preferred stock which are recorded at fair value. Prior to 1994, the noncurrent investments were recorded at the lower of cost or market. (See further discussion under note 10.)

   Inventories--The Electric Operations' inventories are reported at average cost. The Health Services' and Diversified Operations' inventories are stated at the lower of cost (first-in, first-out) or market.

   Short-Term Debt--The composite interest rate on short-term debt outstanding as of December 31, 1994, was 6.5%.

   Intangible Assets--The majority of the Company's intangible assets consist of Goodwill associated with the acquisition of subsidiaries and are amortized on a straight-line basis over a period from 15 to 40 years. Total intangibles are as follows as of December 31:

                                                      1994      1993
                                                      (in thousands)
            Intangible Assets                        $18,982   $18,817
            Less Accumulated Amortization              3,502     2,323
                                                     _______   _______
            Intangibles-Net                          $15,480   $16,494

2. Segment Information

   The Company's wholly-owned subsidiary Mid-States Development, Inc. purchased an additional business in both 1992 and 1994, and six businesses in 1993. The Company's wholly-owned subsidiary North Central Utilities, Inc. acquired in 1992 RD Communications, Inc., an independent telephone company serving Parkers Prairie, Minnesota, and the surrounding area.

   In all acquisitions, the purchase method of accounting was used and the acquisitions would have had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share for 1994, 1993, and 1992. Operating revenues, including Health Services, for 1992 would have been $248,909,000. The total acquisition price for all businesses was $22,469,000.

   The Company has operations in three business areas. Electric Operations includes the electric utility only. Health Services Operations consists of businesses involved in the sale, service, rental, refurbishing and operations of medical imaging equipment and the sale of related supplies and accessories to various medical institutions primarily in the Midwest United States. Diversified Operations consists of businesses diversified in such areas as manufacturing (fabricated metal parts and agricultural equipment), electrical and telephone contracting, radio broadcasting, waste incinerating, and telephone utility. The businesses were not significant enough to warrant segment information until 1993. Information for the business segments for 1994 and 1993 is presented in the table below:

                                            1994        1993
Operating Revenue                            (in thousands)
  Electric                                $198,812    $192,290
  Health Services                           45,555      32,068
  Diversified Operations                    43,156      40,869
                                          ________    ________
     Total                                $287,523    $265,227

Pretax Operating Income
  Electric                                $ 48,126    $ 47,114
  Health Services                            2,013       1,967
  Diversified Operations                     6,305       4,905
                                          ________    ________
    Total                                 $ 56,444    $ 53,986
Income Taxes                                15,931      14,331
                                          ________    ________
Consolidated Operating Income             $ 40,513    $ 39,655

Depreciation and Amortization
  Electric                                $ 18,970    $ 18,219
  Health Services                              455         435
  Diversified Operations                     1,765       1,858
                                          ________    ________
    Total                                 $ 21,190    $ 20,512

Capital Expenditures
  Electric                                $ 25,693    $ 24,526
  Health Services                            2,544       3,471
  Diversified Operations                     2,174       2,897
                                          ________    ________
    Total                                 $ 30,411    $ 30,894

Identifiable Assets
  Electric                                $505,291    $498,440
  Health Services                           26,415      23,175
  Diversified Operations                    47,266      42,290
                                          ________    ________
    Total                                 $578,972    $563,905

In January 1995 the Company acquired an additional manufacturing business and three small diagnostic imaging companies. The total revenues of these companies were $17,122,000 in 1994.

3. Rate Matters

  In 1994 the Company filed a petition with the MPUC for approval of an annual recovery mechanism for DSM related costs, under Minnesota's Conservation Improvement Programs (CIP). An intervenor, on behalf of the Large General Service Group, filed comments against the petition and requested the MPUC to order a general rate case to review the Company's earnings levels. In the interest of rate stability the Company reached an agreement, which was approved by the MPUC, resulting in costs of approximately $2 million each year for three years which must be absorbed in current rates starting in 1995.

  On September 22, 1993, the NDPSC entered an Order approving an Agreement for Incentive Regulation for 1993. The Agreement provided a mechanism for sharing equally between ratepayers and shareholders of any amounts earned in 1993 over or under a specified return on rate base in North Dakota. As part of the calculation, the NDPSC will allow the Company to recognize postretirement benefits other than pensions under the accrual method required by SFAS 106. The NDPSC's Order also requires the Company to change its method of revenue recognition in North Dakota as of January 1, 1993, from billing dates to energy delivery dates. (See Operating Revenues under note 1 for more information on the accounting for unbilled revenue.)

  As a result of 1993 Incentive Regulation, the Company refunded $413,000, plus accrued interest, to its North Dakota customers in December 1994. There was no Incentive Regulation in place in 1994 and the Company is working with the NDPSC for Incentive Regulation for 1995.

  On September 9, 1992, following an audit by the staff of the NDPSC, the NDPSC entered an Order approving a settlement agreement with the Company pursuant to which the Company made a refund to its North Dakota customers in the aggregate amount of $1,000,000. The refund was reflected in electric revenues for the quarter ended September 30, 1992.


4. Common Shares

  The Company's stock repurchase program was extended by the Company in 1993. Under the extension, up to 611,481 common shares (the unpurchased remainder from previous authorizations) may be purchased during the period ending December 31, 1995. The purpose for implementing this stock repurchase plan is to reduce the common equity portion of the Company's capital structure. There were no shares purchased in both 1994 and 1993. During 1992 the Company purchased 5,000 shares at a cost of $157,000.


5. Retained Earnings Restriction

  The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions which limit the amount of the dividends which may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 1994, were restricted by $9,701,000.


6. Commitments

  At December 31, 1994, the Company had commitments under contracts in connection with construction programs aggregating approximately $9,600,000. For capacity requirements the Company has an agreement with Lincoln Electric System, to purchase 20 mw for the winter seasons of 1995 and 1996 at an approximate annual cost of $1,300,000 for 1995 and $900,000 for 1996. The Company also has an agreement with Manitoba Hydro Electric Board to purchase 110 mw for the summer seasons for 1995 and 1996 at a minimum annual cost of approximately $4,100,000. The Company also has an agreement with Manitoba Hydro Electric Board to purchase 50 mw annually for 1997 through 1999 at an approximate annual cost of $1,300,000 in 1997 and $2,300,000 for 1998 and 1999.

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

  Long-Term Debt--All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control and industrial development series to secure payment of a like principal amount of revenue bonds which were issued by local governmental units to finance facilities leased or purchased and which the Company has capitalized. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 1994, for each of the next five years are $8,739,000 for 1995, $7,389,000 for 1996, $23,056,000 for 1997, $7,540,000 for 1998, and
  $5,365,000 for 1999.


8. Pension Plan and Other Postretirement Benefits

  The Company's noncontributory funded pension plan covers substantially all electric utility employees. The plan provides for 100% vesting after 5 "vesting years" of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued. All past service costs have been provided for. The total pension expense was $1,356,000 for 1994, $1,333,000 for 1993, and $1,293,000 for 1992. A portion of the pension expense is capitalized as a part of utility plant construction.

  The pension plan has a trustee who is responsible for pension payments to retirees. Two investment managers have responsibility for management of the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

  Net periodic pension cost for 1994, 1993, and 1992 includes the following components:
                                                  1994     1993      1992
                                                       (in thousands)

Service Cost - Benefit Earned During the Period $ 2,076  $ 1,774   $ 1,699
Interest Cost on Projected Benefit Obligation     6,209    5,867     5,570
                                                _______  _______   _______
                                                $ 8,285  $ 7,641   $ 7,269
(Gain)/Loss on Return on Assets                   3,234   (7,636)   (6,223)
Plus/(Less): Net Deferral and Amortization      (10,163)   1,328       247
                                                _______  _______   _______
Net Periodic Pension Cost                       $ 1,356  $ 1,333   $ 1,293

The assumptions used for actuarial valuations were:
                                                   1994     1993   1992
Discount Rate                                       8.0%     7.5%   8.0%
Rate of Increase in Future Compensation Level       4.5%     4.5%   5.0%
Long-Term Rate of Return on Assets                  8.5%     8.0%   8.5%

   The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash and cash equivalents.

   The funded status of the plan and amounts recognized on the balance sheet at December 31, 1994 and 1993, are as follows:
                                                  1994        1993
                                                   (in thousands)
Actuarial present value of benefit obligation:
  Vested Benefits                               $60,528     $58,462
  Nonvested Benefits                              7,645       6,113
                                                _______     _______
     Accumulated Benefit Obligation             $68,173     $64,575
                                                _______     _______

  Projected Benefit Obligation                  $83,653     $80,006
  Plan Assets at Fair Value                      87,313      94,945
                                                _______     _______

  Funded Status                                 $ 3,660     $14,939
  Unrecognized Transition Asset                  (1,722)     (1,957)
  Unrecognized Prior Service Cost                10,079       6,206
  Unrecognized Net Actuarial (Gain) or Loss      (7,581)    (13,395)
                                                _______     _______
  Net Pension Asset                             $ 4,436     $ 5,793
                                                =======     =======

  In addition to providing pension benefits, the Company provides a portion of health insurance and life insurance benefits for retired employees. Substantially all of the Company's electric utility employees may become eligible for health insurance and life insurance benefits if they reach age 55 and have 10 years of service. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106).
  SFAS 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides service. The Company previously expensed the cost of these benefits, which are principally health care, as claims were incurred. The Company has elected to recognize the transitional obligation of approximately $17,619,000 over a period of twenty years. The Company's cash flows are not affected by implementation of this Statement. However, implementation of this Statement decreased net income by $1,061,000 and $837,000 and earnings per share by $.09 and $.07 in 1994 and 1993, respectively.

  In 1992, the Company recognized $960,000 as an expense for postretirement health care and life insurance benefits.

The net postretirement benefit cost for 1994 and 1993 includes the following components:
                                                      1994        1993
                                                       (in thousands)

Service Cost - Benefit Earned During the Period $ 596 $ 502 Interest Cost on Accumulated Postretirement
                   Benefit Obligation                1,412       1,367
Amortization of Transition Obligation                  881         881
                                                    ______      ______
Net Postretirement Benefit Cost                     $2,889      $2,750
                                                    ======      ======

  The funded status of the plan and the amounts recognized on the balance sheet at December 31, 1994 and 1993, are as follows:

                                                    1994          1993
                                                      (in thousands)

Actuarial present value of benefit obligation:
  Retirees                                       $ 10,377      $ 10,694
  Fully Eligible Plan Participants                  5,289         5,194
  Other Active Plan Participants                    3,576         3,565
                                                 ________      ________
     Accumulated Postretirement Benefit
     Obligation                                  $ 19,242      $ 19,453
Plan Assets at Fair Value                               0             0
                                                 ________      ________
Funded Status                                    $(19,242)     $(19,453)
Unrecognized (Gain)/Loss                             (566)          981
Unrecognized Transitional Obligation               15,857        16,738
                                                 ________      ________
Postretirement Benefit Liability                 $ (3,951)     $ (1,734)
                                                 ========      ========

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1994, was 10.5% for 1995, decreasing linearly each successive year until it reaches 5% in 2001, after which it remains constant. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1993, was 12% for 1994, decreasing linearly each successive year until it reaches 5.5% in 2001, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1994 and 1993, was 8% and 7.5%, respectively. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement obligation as of December 31, 1994, and the service and interest cost components of the net postretirement health care cost in 1994, by approximately 12% and 15%, respectively.

  The Company has a leveraged employee stock ownership plan (ESOP) for the benefit of all its employees. Contributions made by the Company were $970,000 for 1994, $940,000 for 1993, and $880,000 for 1992.


 9. Compensating Balances and Short-Term Borrowings

   At December 31, 1994, the Company had no compensating balances to support formal bank lines of credit. The Company's bank lines of credit totaled $27,650,000 of which $4,738,000 was used at December 31, 1994. They make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes.


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
                                       1994                1993
                                            (in thousands)
                                 Carrying     Fair     Carrying     Fair
                                  Amount     Value      Amount     Value
Cash and Short-Term Investments   $2,243    $2,243     $ 4,259   $ 4,259
Marketable Securities             17,132    17,132      17,025    17,406
Redeemable Preferred Stock       (18,000)  (17,487)    (18,000)  (18,728)
Long-Term Debt                  (162,196) (160,694)   (166,563) (181,669)

   Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). SFAS No. 115 establishes standards of financial accounting and reporting for Investments in Equity Securities that have readily determinable values and for all investments in debt securities. The Company's marketable securities are included in Invest-ments and Other Assets on the Balance Sheet and are classified as available for sale. These securities are recorded at fair value with any unrealized gain or loss included as a separate component in the Retained Earnings on the Balance Sheet. Realized gains and losses are computed on each specific investment sold. The amount recognized on the balance sheet as of December 31 and amount sold for the year are as follows:

                                               1994
Available for Sale - Securities          (in thousands)

   Cost                                      $18,268
   Gross Unrealized Gain                          99
   Gross Unrealized Loss                      (1,235)
                                             _______
     Fair Value                              $17,132
                                             =======

   Proceeds From Sale                        $39,092
   Gross Realized Gains                          993
   Gross Realized Losses                      (1,066)

11.  Income Tax Expense

   The total income tax expense differs from the amount computed by applying the federal income tax rate (35% in 1994 and 1993 and 34% in 1992) to net income before total income tax expense for the following reasons:

                                             1994      1993      1992
                                                  (in thousands)
Tax Computed at Federal Statutory Rate..   $15,525   $14,495   $13,739

Increases (Decreases) in Tax from:
 State Income Taxes Net of Federal Income
    Tax Benefit. . . . . . . . . . . . .     2,088     1,926     1,932
 Investment Tax Credit Amortization. . .    (1,347)   (1,234)   (1,220)
 Depreciation Differences -- Flow-Through
    Method Reversal. . . . . . . . . . .       617       649       380
 Differences Reversing in Excess of
 Federal Rates . . . . . . . . . . . . .      (707)     (635)     (560)
 Dividend Received/Paid Deduction. . . .      (889)     (824)     (225)
 Permanent and Other Differences . . . .       594      (333)     (176)
                                           ________  _______   _______
    Total Income Tax Expense . . . . . .   $15,881   $14,044   $13,870


Overall Effective Federal and State
    Income Tax Rate                           35.8%     33.9%     34.3%
Income Tax Expense is Comprised of the
Following:
 Charged (Credited) to Operations:
    Current Federal Income Taxes . . . .   $12,892   $ 9,288   $ 9,189
    Current State Income Taxes . . . . .     2,935     2,344     2,096
    Deferred Federal Income Taxes. . . .     1,185     3,275     3,216
    Deferred State Income Taxes. . . . .       266       658       743
    Investment Tax Credit Amortization .    (1,347)   (1,234)   (1,220)
                                           _______   _______   _______
    Total. . . . . . . . . . . . . . . .   $15,931   $14,331   $14,024

 Charged (Credited) to Other Income and
 Deductions:
     Current Federal Income Taxes . . .        115      (192)     (639)
     Current State Income Taxes . . . .         50       (11)     (121)
     Deferred Federal and State Income
        Taxes . . . . . . . . . . . . .       (215)      (84)      606
                                           _______   _______   _______
    Total Income Tax Expense. . . . . .    $15,881   $14,044   $13,870

                                                                 1992
Deferred Income Tax Expense is Comprised of the Following:  (in thousands)
   Accelerated Depreciation (Tax over Book)-Net.                3,580
   Overhead Costs Capitalized . . . . .                          (145)
   Unbilled Revenues. . . . . . . . . .                          (274)
   Deductible Net Pension Asset . . . .                           455
   Premium On Bond Redemption . . . . .                           610
   Other. . . . . . . . . . . . . . . .                           339
                                                               ______
    Total . . . . . . . . . . . . . . .                        $4,565

The Company's deferred tax assets and liabilities were comprised of the following on December 31, 1994 and 1993:
                                                1994       1993
                                                 (in thousands)
   Deferred Tax Assets
    Amortization of Tax Credits             $  14,544   $  15,376
    Vacation Accrual                              844         531
    Unbilled/Unearned Revenue                   3,864       4,501
    Operating Reserves                          3,572       2,340
    Nondeductible Land - Plant Abandonment      1,134       1,134
    Transfer to Regulatory Asset                 (790)       (938)
    Other                                       1,716       1,130
                                            _________   _________
     Total Deferred Tax Assets              $  24,884   $  24,074

   Deferred Tax Liabilities
    Differences Related to Property          (110,062)   (107,317)
    Excess Tax Over Book - Pensions            (1,759)     (2,298)
    Transfer to Regulatory Asset               (1,157)       (501)
    Transfer to Regulatory Liability              657         745
    Other                                      (3,168)     (3,161)
                                            _________   _________
     Total Deferred Tax Liabilities         $(115,489)  $(112,532)
                                            _________   _________
           Deferred Income Taxes            $ (90,605)  $ (88,458)


12. Property, Plant and Equipment              1994        1993
                                                (December 31)

     Production                             $ 300,712   $ 298,614
     Transmission                             129,627     127,398
     Distribution                             198,163     188,864
     General                                   69,935      64,406
     Other Property                            36,221      34,626
                                            _________   _________
                                            $ 734,658   $ 713,908
    Less Accumulated Depreciation
     & Amortization                           287,902     270,385
                                            _________   _________
                                            $ 446,756   $ 443,523

    Construction Work in Progress              10,485       8,341
                                            _________   _________
     Net Plant                              $ 457,241   $ 451,864

13. Quarterly Information (Unaudited)

  The quarterly data shown below reflects seasonal and timing variations that are common in the utility industry. The information for the first three quarters in 1993 has been restated to reflect the change in method of electric revenue recognition for North Dakota from billing dates to energy delivery dates.  The effects of the restatement on net income, by quarter and for the nine months ended September 30, 1993, are immaterial.  (See notes 1 and 3 for further information.)

                                                          Three Months Ended

                                 March 31           June 30         September 30       December 31
                               1994    1993      1994     1993      1994    1993     1994       1993
                                                      (in thousands except per share data)


Operating Revenues. . . . .  $73,436  $58,714 $68,917   $71,183  $71,142  $67,882  $74,028  $67,448
Operating Income. . . . . .   12,347   12,257   8,267     8,438    8,943    9,423   10,956    9,537
Net Income. . . . . . . . .    9,356    8,990   5,397     5,447    5,905    6,225    7,817    6,707
Earnings Available for
  Common Shares . . . . . .    8,766    8,373   4,808     4,830    5,315    5,608    7,228    6,081
Earnings Per Common Share .      .78      .75     .43       .43      .48      .50      .65      .54



                        INDEPENDENT AUDITORS' REPORT

To the Shareholders of Otter Tail Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Power Company and its subsidiaries (the Company) as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable asssurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Companies at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in notes 1 and 8 to the financial statements, in 1993 the Company made required changes in its method of accounting for income taxes and postretirement health-care costs.

DELOITTE & TOUCHE LLP


Deloitte & Touche LLP

January 30, 1995
Minneapolis, Minnesota