Form 10-K, Exhibit 13
period 1995-12-31
OTTER TAIL POWER CO
filed 1996-03-28
CIK 75129

Exhibit 13-A

DIVIDENDS

We have paid quarterly dividends on our common stock since 1938 without interruption or reduction. 1995 dividends were $1.76 per share. The indicated annual rate for 1996 is $1.80.

BUYING AND SELLING

Otter Tail common stock is traded on NASDAQ's National Market System. (NASDAQ: National Association of Securities Dealers Automated Quotation.)



Selected consolidated financial data

----------------------------------------------------------------------------------------------------------
                                 1995       1994       1993       1992       1991       1990       1985
                              ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                   (Thousands except per-share data)
Revenues
Electric
   Residential                  $64,355    $62,687    $62,167    $59,038    $61,844    $60,326    $63,954
   Commercial and farms          39,683     38,082     36,971     35,342     36,246     35,443     35,473
   Industrial                    69,756     69,332     65,757     63,522     62,284     58,812     57,442
   Sales for resale              19,110     19,066     18,107     11,126     11,330      9,759     10,901
   Other electric                11,021      9,645      9,288      8,077      7,752      7,999      7,684
                              ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total electric                 $203,925   $198,812   $192,290   $177,105   $179,456   $172,339   $175,454
Health services                  50,896     45,555     32,068         --         --         --         --
Manufacturing                    38,690     13,083      8,473         --         --         --         --
Other business operations        35,130     30,073     32,396     32,433     20,389      8,009         --
                              ---------- ---------- ---------- ---------- ---------- ---------- ----------
   Total operating revenues    $328,641   $287,523   $265,227   $209,538   $199,845   $180,348   $175,454


Net income                      $28,945    $28,475    $27,369    $26,538    $26,096    $24,852    $24,687
Cash flow from operations       $58,077    $51,832    $53,255    $44,866    $46,667    $46,681      N/A
Total assets                   $609,196   $578,972   $563,905   $530,456   $491,633   $477,224   $480,298
Long-term debt                 $168,261   $162,196   $166,563   $159,295   $146,326   $135,186   $150,902
Redeemable preferred            $18,000    $18,000    $18,000    $18,000    $13,150    $13,705    $28,875
Common shares outstanding
   (1) (thousands)               11,180     11,180     11,180     11,180     11,185     11,223     11,955
Number of common
  shareholders (2)               13,933     14,115     13,634     13,812     13,928     13,984     16,661
Earnings per common share (3)     $2.38      $2.34      $2.23      $2.17      $2.15      $1.99      $1.77
Dividends per common share        $1.76      $1.72      $1.68      $1.64      $1.60      $1.56      $1.38
----------------------------------------------------------------------------------------------------------

Notes:
(1) Number of shares outstanding at year-end.
(2) Holders of record at year-end.
(3) Based on average number of shares outstanding.


                  Management's discussion and analysis of
               financial condition and results of operations

Management's major financial objective is to increase shareholder value by continuing to earn a reasonable return on the Company's capital. This will enable the Company to preserve and enhance its financial capability by maintaining acceptable capitalization ratios, maintaining a strong interest coverage position, providing a reasonable return to the common shareholder, maintaining an above average level of internal cash generation, and preserving and strengthening its current credit ratings on outstanding securities to the benefit of both the Company's customers and its shareholders.

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

The Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios and strong bond ratings, implementing cost-containment programs, evaluating operations and projects on a cost-benefit approach, investing in projects that enhance shareholder value, and obtaining adequate depreciation rates.

Cash provided from operations, as indicated by the Consolidated Statement of Cash Flows for the year ended December 31, 1995, of $58,077,000, combined with net proceeds from the sale of marketable securities in 1995 of $17,043,000 and funds on hand of $2,243,000 at December 31, 1994, allowed the Company to pay dividends, invest in additional nonutility businesses and passive investments, finance its construction program, and retire First Mortgage Bonds through sinking fund operations.

The Company estimates that funds internally generated combined with funds on hand will be sufficient to meet all sinking fund payments for First Mortgage Bonds in the next five years and to provide for the majority of its 1996-2000 construction program expenditures. (Internally generated funds consist of cash provided by operations less dividends and certain other adjustments.)

Additional short-term or long-term financing will be required in the period 1996-2000 in connection with the following items:
 - A portion of the Company's construction program.
 - Maturity of First Mortgage Bonds and Long-Term Lease Obligation
   ($21,000,000).
 - In the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares.
 - Other corporate purposes.

The Company had $4.1 million in cash, cash equivalents and temporary cash investments at December 31, 1995, and $2.2 million at December 31, 1994.

Capital Requirements: The Company has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and provide reliable service in the capital intensive electric utility business. This includes improvements to existing power plants, acquisition or construction of additional generating capacity, and upgrading or replacing portions of the distribution and transmission systems and other buildings and equipment. The construction program is subject to continuing review and is revised annually in light of changes in demands for energy, environmental laws, technology affecting the electric utility industry, the costs of labor, materials and equipment, and Company's financial condition (including cash flow and earnings).

Capital project expenditures for the years 1995, 1994, and 1993 were $37 million, $30 million, and $31 million, respectively. The estimated capital expenditures for 1996 are $37 million, and the total expenditures for the five-year period 1996-2000 are expected to be approximately $171 million. The breakdown of 1995 actual and 1996-2000 estimated capital project expenditures by segment is as follows:
                                    1995      1996    1996-2000
                                    ----      ----    ---------
                                          (in millions)
   Electric utility                 $27       $32       $141
   Health services                    4         3         14
   Manufacturing                      4         1          9
   Other business operations          2         1          7

In addition to these capital requirements, funds totaling approximately $63,217,000 will be needed during the five-year period 1996 through 2000 to retire First Mortgage Bonds and other long-term obligations, including subsidiary long-term obligations, at maturity and through sinking fund payments.

Capital Resources: Financial flexibility is provided by unused lines of credit, financial coverages well in excess of the minimum levels required for issuance of securities, and strong credit ratings.

As of December 31, 1995, unused credit lines totaling
$42.6 million were available to meet interim financing of working capital and other capital requirements, if needed. The Company had no short-term borrowings as of December 31, 1995. However, the subsidiary companies had $7.2 million of credit lines in use at December 31, 1995, classified as current maturities and long-term debt. (See note 9 to financial statements for further information.)

During 1995 the Company's coverage ratios remained at almost the same levels as in 1994. The fixed charge coverage ratio after taxes was 3.2 for 1995, as compared to 3.3 in 1994. The long-term debt interest coverage ratio before taxes was 4.3 for 1995, as compared to 4.5 in 1994. The Company expects these coverages to be approximately the same in 1996.

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

As of December 31, 1995, the Company had the capacity under its Indenture of Mortgage to issue an additional $132 million principal amount of First Mortgage Bonds.


Results of operations:

Electric operations:

Otter Tail Power Company provides electrical service to over 120,000 customers in a service territory of over 50,000 square miles.

Operating Revenues
------------------
The change in revenues may be summarized as follows:

                                  Revenue increase (decrease)
                                        from prior year
                                 ------------------------------
                                 1995         1994         1993
                                 ----         ----         ----
                                        (in thousands)
Volume variance (1)            $5,419       $6,979      $15,325
Price variance (2)             (1,517)        (492)      (1,525)
Other                           1,211           35        1,385
                                -----        -----       ------
Total Electric                 $5,113       $6,522      $15,185
                                =====        =====       ======

(1) Derived for each customer class by multiplying year-to-year change in units sold by the average revenue per kwh for the prior year.

(2) Derived for each customer class by multiplying the year-to-year change in average revenue per kwh by the units sold during the year.

The 1995 volume variance was due to a 3.4% increase in retail kwh sales.
The increase in retail kwh sales was due to increased sales in each customer class: residential, commercial, and industrial. Total power pool sales decreased by 1% from the previous year. Noncontractual power pool sales increased due to a combination of warmer weather and greater plant availability in 1995 which resulted in more opportunity sales. This increase was offset by a 53.7% decrease in contractual power pool sales.

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

The 1993 volume variance was due to increased kwh sales in almost every retail customer classification and an 84% increase in noncontractual power pool sales. The increase in retail kwh sales can be attributed to the return of normal winter weather in 1993 coupled with increased usage in the commercial category. The increase in power pool sales can be attributed to the weather, which resulted in low water conditions in the spring in Manitoba and the widespread summer flooding in the Midwest.

Heating degree days, which generally correlate to increases or decreases in usage by residential customers, were 9,326 for 1995, 9,204 for 1994, and 9,523 for 1993. The average revenue per retail kilowatt-hour was 5.45 cents in 1995, 5.50 cents in 1994, and 5.53 cents in 1993.

The 1995 price variance was primarily attributed to residential and commercial sales, sales to a large industrial customer (See discussion under "Competition"), and the cost of energy adjustment clause. The negative variance in these categories was partially offset by a positive price variance in contractual power pool sales. The increase in contractual power pool sales revenue per kwh sold resulted from spreading a fixed demand charge over a decrease in kwh sales.

The 1994 price variance was essentially due to industrial customers and contractual power pool sales. The decrease in contractual power pool sales revenue per kwh sold resulted from spreading a fixed demand charge over an increase in kwh sales.

The 1993 price variance was primarily due to noncontractual power pool sales, residential sales, and the cost of energy adjustment clause. Noncontractual power pool sales had a 4.3% decrease in revenue per kwh sold in 1993. The price variance from residential sales was due to the increase in volume sold. In 1993 slightly over $7,100,000 (an increase of $350,000 over 1992) was returned to the Company's retail customers through the cost of energy adjustment clause. (See the explanation under "production fuel and purchased power expense.")

The increase in the other variance in 1993 was due to the Company recognizing unbilled revenue of $1,446,000. The increase in other variance in 1995 reflects an increase in unbilled revenue of $388,000 over 1994 and the initial recognition of conservation program revenues and wheeling service fees in 1995. The Company changed its method of accounting in North Dakota from billing dates to energy delivery dates as a result of an order entered by the NDPSC in September 1993. The change in method of revenue recognition resulted in additional net income of $870,000 in 1993, $751,000 in 1994, and $984,000 in 1995. The impact on earnings per share was $.08 in 1993, $.07 in 1994 and $.09 in 1995. (See notes 1 and 3 to the financial statements for further information.)

Expenses
--------
The percentage changes in operating expenses may be summarized as follows:

                                        Percentage increase (decrease)
                                                from prior year
                                        ------------------------------
                                          1995        1994       1993
                                          ----        ----       ----
Production fuel                            (2)          3         10
Purchased power                             7           5         22
Electric operation expenses                13           2         14
Electric maintenance                      (11)          6         18
Depreciation and amortization               3           4          4
Property taxes                             (6)          6          7

Production fuel and purchased power expense
-------------------------------------------
In 1995, the cost of steam production fuel per kwh generated decreased by 4.1% while the total kwhs generated increased by 1.6%, which, in combination, contributed to the 2% decrease in 1995 production fuel expense compared to 1994. The decrease in fuel cost per unit of generation resulted mainly from switching fuels at Big Stone plant from lignite to higher-Btu subbituminous coal in August of 1995. The 3% increase in production fuel in 1994 resulted chiefly from a 3.2% increase in generation. The 10% increase in production fuel in 1993 was due primarily to a 11% increase in generation. Of the increased generation, 56% was for power pool sales and 44% was for system use.

The 7% increase in purchased power in 1995 was due to increased kwh purchases for system use, which correlates to the increase in retail sales. Purchased power increased 5% in 1994 essentially because of an increase in cost per kwh purchased. The bulk of the increase in cost per kwh purchased resulted from an increase in replacement generation cost for plant outages. The 22% increase in purchased power costs in 1993 was related directly to the increase in power pool sales.

The increase or decrease in fuel and purchased power costs arising from changing prices results in adjustments to the Company's rate schedules through the cost of energy adjustment clause. Over the last five years, this has resulted in savings of slightly over $35 million to the Company's customers.

Electric operation and maintenance expenses
-------------------------------------------
The increase in electric operating expense of 13% in 1995 was primarily due to two items: A settlement with the Minnesota Public Utilities Commission requiring recovery of Conservation Improvement Program costs in current rates starting in 1995 and an increase in postretirement health-care benefit costs resulting from a plan amendment which reduces the health insurance contribution requirements for surviving spouses of retired employees. (See notes 3 and 8 to financial statements for further information.) Storm-related expenses in the summer and fall of 1995 along with 1995 economic development expenditures and wage and salary increases also contributed to the increase in electric operating expense.

The 1994 increase of 2% in electric operating expense resulted principally from increases in customer account expenses and payroll expenses. The increase of 14% in electric operation expense in 1993 was due primarily to increases in labor expenses (retiree medical benefits), North Dakota conservation programs, and administrative and general expenses.

The 11% decrease in electric maintenance expense in 1995 was mainly due to significant reductions in power plant maintenance expenses. Coyote plant, which had a major overhaul in the spring of 1994 but no major overhauls in 1995, was the primary contributor to the reduction in maintenance expenses. Lower maintenance expenses on Hoot Lake Plant Unit #2, which underwent major repairs in the summer of 1994, also contributed to the decrease.

The increase in electric maintenance expense of 6% in 1994 was due to increases in production and distribution maintenance. Production maintenance increased because of boiler repairs at the Coyote Plant. Distribution maintenance increased due to more tree-trimming expenses. The 18% increase in electric maintenance in 1993 was due to an increase in production maintenance of the steam plants (generator, turbine, and coal-handling equipment).

Depreciation and amortization
-----------------------------
The increases in depreciation expense of 3% in 1995 and 4% in 1994 were attributable to additional plant in service in each of the respective years. The 4% increase in depreciation expense in 1993 was due to additional plant in service and higher depreciation rates.

Property taxes
--------------
The 6% decrease in property taxes in 1995 was mainly due to decreased property tax rates in Minnesota and valuation decreases in South Dakota. The increases in property taxes of 6% for 1994 and 7% for 1993 were due to property additions and increased mill rates.

Health services operations:

Health services operations consist of businesses acquired by the Company, beginning in 1993, which are involved in the sale, service, rental, refurbishing, and operation of medical imaging equipment and the sale of related supplies and accessories to various medical institutions, primarily in the Midwest.

                                         1995        1994        1993
                                         ----        ----        ----
                                                (in thousands)

      Operating revenues               $50,896     $45,555     $32,068
      Cost of goods sold                31,576      28,690      19,019
      Operating expenses                15,739      14,379      10,781
                                       -------     -------     -------
      Pretax operating income          $ 3,581     $ 2,486     $ 2,268
                                       =======     =======     =======

The 12% increase in health services operating revenues in 1995 was due to increased sales of medical equipment in 1995 compared to 1994. The acquisition of three additional diagnostic imaging companies in January of 1995 also contributed to the increase in operating revenues. The increase in cost of goods sold in 1995 compared to 1994 was directly related to the 1995 increase in equipment sales. The increase in health services operating income in 1994 was due to an increase in sales of refurbished equipment as well as the results of a new subsidiary that was acquired by the Company toward the end of the first quarter of 1993.

Manufacturing operations:

Manufacturing operations is made up of businesses involved in the production of agricultural equipment, plastic pipe extrusion, and metal parts stamping and fabrication. Initial acquisitions of businesses in this sector were made in 1990. Two additional companies were acquired in 1995, one in January and the other in October.

                                          1995       1994       1993
                                          ----       ----       ----
                                                (in thousands)

      Operating revenues                $38,690    $13,083     $8,473
      Cost of goods sold                 29,884      9,167      6,175
      Operating expenses                  5,536      1,475      1,249
                                        -------    -------     ------
      Pretax operating income           $ 3,270    $ 2,441     $1,049
                                        =======    =======     ======

The increases in 1995 operating revenues and 1995 cost of goods sold and operating expenses resulted principally from the acquisition of two manufacturing companies in 1995 and sales in expanded product lines of companies acquired prior to 1995.

The 54% increase in 1994 operating revenues, 48% increase in 1994 cost of goods sold, and 18% increase in 1994 operating expenses were mainly the result of increased sales of existing product lines.

Other business operations:

The Company's other business operations include a telephone utility and businesses involved in electrical and telephone construction contracting, radio broadcasting, and waste incinerating.

                                         1995       1994       1993
                                         ----       ----       ----
                                               (in thousands)

      Operating revenues               $35,130    $30,073    $32,396
      Cost of goods sold                18,954     16,903     20,028
      Operating expenses                11,152      9,779      8,813
                                       -------    -------    -------
      Pretax operating income          $ 5,024    $ 3,391    $ 3,555
                                       =======    =======    =======

Operating revenues increased by 17% in 1995, of which half was attributable to increased construction revenues related to material cost billings on large projects with a commensurate increase in cost of goods sold. The remaining increases in revenues and pretax operating income were due to modest contributions from all other businesses and an increase in miscellaneous income from the sale of salvaged materials in 1995.

The decrease of 7% in operating revenues for 1994 reflects reductions in construction revenue offset by increases in radio broadcasting revenues.
The 16% decrease in costs of goods sold in 1994 was due to decreased construction activity while the 11% increase in 1994 operating expenses resulted mainly from increased administrative and general and sales expenses in the radio broadcasting businesses, one of which was acquired in 1994. The administrative and general expenses at the construction companies remained about the same from 1993 to 1994.

Consolidated income taxes:

The 4% increase in 1995 income tax expense was related to an increase in pretax operating income. Income tax expense increased 11% in 1994 due primarily to higher pretax operating income. The 2% increase in income tax expense for 1993 was due to an increase in taxable income and higher corporate tax rates imposed by the Omnibus Budget Reconciliation Act of 1993.

Consolidated interest charges:

Interest charges increased 11% in 1995 and 5% in 1993 due to the new businesses acquired. Interest charges decreased in 1994 by less than 1%.

Impact of inflation:

For an electric utility, the regulatory process limits the amount of depreciation expense included in the Company's revenue allowance and limits electric utility plant in the rate base to original cost. Such amounts produce cash flows that are inadequate to replace such property in the future or preserve the purchasing power of common equity capital previously invested. Under continuation of the current regulatory process, the Company expects that it will be able to establish rates that will cover the increased costs of new plant when such costs are incurred. The Company operates under regulatory provisions that allow price increases in the cost of fuel and purchased power to be passed to customers through automatic adjustments to its rate schedules under the cost of energy adjustment clause. For the past seven years this has resulted in lower retail electric rates. Other increases in the cost of electric service must be recovered through timely filings for rate relief with the appropriate regulatory agency.

The Company's health services, manufacturing and other business operations consist almost entirely of unregulated businesses. Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace.

Factors affecting future earnings:

Growth of electric revenue
--------------------------
The results of operations discussed above are not necessarily indicative of future earnings. Anticipated higher operating costs and carrying charges on increased investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

Growth in electric sales will be subject to a number of factors, including the volume of power pool sales to other utilities, the effectiveness of demand-side management programs, weather, competition, and the rate of economic growth or decline in the Company's service area. The Company's electric business is primarily dependent upon the use of electricity by customers in our service area. Percentage changes in the Company's electric kwh sales to retail customers over the prior year for the last three years were an increase of 3.4% in 1995, an increase of 3.6% in 1994, and an increase of 5.0% in 1993.

Rates of return earned on utility operations are subject to review by the various state commissions that have jurisdiction over the electric rates charged by the Company. These reviews may result in future revenue reductions when actual rates of return are deemed by regulators to be in excess of allowed rates of return.

Demand-side management
----------------------
Demand-side management (DSM) efforts will continue in all the jurisdictions that the Company serves. The goal of DSM is to encourage the wise and efficient use of electricity by customers. Successful DSM will contribute to the more efficient and cost-effective operation of existing and future generation and distribution facilities. Currently, Minnesota is the only jurisdiction that mandates investments in DSM, and indications are that the Minnesota Public Utilities Commission's (MPUC) emphasis in this area will continue into the foreseeable future.

In 1994, the Company filed a petition with the MPUC for approval of an annual recovery mechanism for DSM-related costs under Minnesota's Conservation Improvement Programs (CIP). An intervenor on behalf of the Large General Service Group filed comments against the petition and requested the MPUC to order a general rate case to review the Company's earnings levels. In the interest of rate stability the Company reached an agreement, which was approved by the MPUC, resulting in costs to the Company of approximately $2.2 million each year for three years being absorbed in current rates starting in 1995.

In 1995, the MPUC approved a .5030% surcharge on all Minnesota customers' bills starting on July 1, 1995, for the recovery of conservation-related costs over and above those being recovered in current rates. The approval of the surcharge resulted in increased earnings of approximately $620,000 in 1995 due to recognition of revenue related to CIP impacts on 1994 and 1995 energy consumption. The current surcharge rate will be in place until June 30, 1996, when it will be revised for subsequent years' program results.

Energy adjustment clause
------------------------
The Company began purchasing subbituminous coal for Big Stone Plant in August of 1995 under a new coal contract that will run through December 1999. Price reductions, in addition to plant efficiency gains due to switching from lignite to higher-Btu subbituminous coal, are estimated to result in cost reductions of about $4.9 million a year. The majority of these price reductions have been and will continue to be passed on to retail electric customers through the cost of energy adjustment clause, which enhances the Company's competitive position.

In November of 1995 the Company and two other Coyote Plant partners initiated a lawsuit against Knife River Coal Mining Company and its parent, MDU Resources Group, in an attempt to resolve disputes over the pricing mechanism included in the Coyote coal agreement. Any adjustments to Coyote coal costs resulting from actions taken with regard to this lawsuit will be passed on to customers through the cost of energy adjustment clause.

Environmental regulation
------------------------
Under current regulations the Federal Clean Air Act (the Act) is not expected to have a significant impact on future capital requirements or operating costs. However, proposed or future regulations under the Act, changes in the future coal supply market, and/or other laws and regulations could impact such requirements or costs. It is anticipated that, under current regulatory principles, any such costs could be recovered through rates.

The Company's plants are not subject to the Act's phase one requirements. Phase two standards of the Act must be met by the year 2000. The Company intends that the Big Stone Plant will maintain current levels of operation and meet phase two requirements for sulfur dioxide emissions by burning subbituminous coal, which is much lower in sulfur emissions than lignite.
As stated previously, the Big Stone Plant's new coal contract expires at the end of 1999. The cost of subbituminous coal in 2000 and beyond will probably be higher than current market price but will likely not adversely affect the Company's power plant operations. Under recently proposed regulations, modifications would be required at Big Stone Plant by 2000 to satisfy proposed nitrogen oxide emission standards. Compliance costs will depend on the regulations that are ultimately adopted and the cost of available technologies.

The Company's Coyote Plant is equipped with sulfur dioxide removal equipment. Compliance with the phase two requirements is not expected to significantly impact operations at that plant. The Hoot Lake Plant already uses low-sulfur subbituminous coal. Minor modifications may be required at the Hoot Lake Plant to meet the phase two nitrogen oxide emission requirements by 2000.

Competition
-----------
The electric industry is becoming more competitive. Proposals for restructuring are being considered by various states and at the federal level. These proposals, along with the National Energy Policy Act of 1992
(NEPA), are expected to create more competition in the electric industry. The NEPA reduces restrictions on operation and ownership of independent power producers (IPP's). It also allows IPP's and other wholesale suppliers and purchasers increased access to transmission lines. The NEPA prohibits FERC-ordered retail wheeling, but it does not address the states' authority to order retail wheeling.

In 1995 the Federal Energy Regulatory Commission (FERC) issued a Notice of Proposed Rulemaking (NOPR) to promote competition and deregulation in wholesale electric markets by requiring owners of transmission facilities to offer nondiscriminatory open-access transmission and ancillary services to wholesale sellers and purchasers of electric energy in interstate commerce. This NOPR, referred to as the Mega-NOPR, requires the establishment of tariffs by all owners of transmission facilities for point-to- point and network transmission services, to which the owners of the facilities will also be subject. The NOPR also addresses the issue of recovery of stranded investment costs that may result when a utility's customer is lost to another wholesaler of electric energy. The FERC is currently receiving comments on the NOPR, and final rules have not been issued. The FERC has not established tariffs for transmitting utilities. The Company has preliminarily determined that the proposal, in its current form, would not likely result in its having any stranded investment costs due to its competitively low generation costs.

As the electric industry evolves, the Company may be subject to increased competition. However, the Company may also have opportunities to increase its market share. The Company's generation capacity appears well positioned for competition due to unit heat rate improvements and reductions in fuel and freight costs. A comparison of the Company's electric retail rates to the rates of other investor-owned utilities, cooperatives, and municipals, in the states the Company serves indicates that the its rates are competitive. In addition, the Company would attempt more flexible pricing strategies under an open competitive environment.

One of the Company's largest industrial customers set a goal of reducing its electric energy costs up to 25% by changing its consumption patterns and implementing more efficient processes requiring less energy. The Company worked with the customer toward achieving its goal by developing a new rate structure under a five year contract, with provisions for extension beyond five years, pending approval by the MPUC. If approved, the estimated impact on future revenue will be a decrease of $1.5 million annually. The Company anticipates that a portion of the decrease will be recovered through increased energy consumption by the customer, during certain periods, as a result of the new rate structure.

Diversification
---------------
The Company continues to investigate acquisitions of additional businesses (both utility and nonutility) and expects continued growth in this area. The success of these businesses and any future business purchases will affect future earnings.

The Company has invested approximately $3.65 million in net plant and equipment for its Quadrant subsidiary that sells steam to two industrial customers. Steam is produced by burning garbage at a fee from several counties. Although the original term of the contracts with the industrial customers expired in June 1995, Quadrant Co. continues to sell steam to both customers. The contract with one steam customer remains in effect until terminated by either party upon one year's prior written notice. Steam service to the other customer can be discontinued upon thirty days' notice by either party. As of December 31, 1995, none of the parties had provided notice of termination. In addition, the contracts for burning garbage will expire in September 1996. Quadrant represented approximately $2.7 million in sales for 1995 and contributed $93,000 to the Company's 1995 consolidated net income.

In 1997, new pollution rules will be in effect that may require new operating permits and possible modifications to Quadrant's current plant operations and equipment. The costs to comply with the new pollution rules will have an impact on the negotiation of new waste incineration agreements and could affect the economic viability of the plant. Negotiations with Quadrant's incineration customers are currently underway to establish terms for continued service under long-term contracts. The contracts will allow for early termination if the implementation of new pollution rules is economically prohibitive. Successful negotiation of the above contracts will be necessary to provide for recovery of the amount the Company has invested in Quadrant. The amount of any losses from discontinuing operations cannot be accurately determined at this time.

Accounting pronouncements
-------------------------
In 1994, the Company adopted SFAS 112 - Employer's Accounting for Postemployment Benefits - and SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities. The adoption of SFAS 112 in 1994 did not have a material impact on the Company's financial statements. At December 31, 1994, as the result of adopting SFAS 115, the Company's marketable securities, which were principally invested in preferred stocks of other utilities, were recorded at fair value, which was $1,100,000 ($684,000 net of tax) less than original cost. The unrealized loss was recorded net of tax in shareholder's equity. The reduction in market value is because the investments reacted adversely to the increase in general interest rates during 1994. The Company's investment in these securities was completely liquidated in the fourth quarter of 1995 to provide for current cash needs. (See note 10 to the financial statements for further information.)

In March of 1995 the Financial Accounting Standards Board issued SFAS 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which will be effective for financial statements for fiscal years beginning after December 15, 1995. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement also requires that a rate-regulated enterprise recognize an impairment for the amount of costs excluded when a regulator excludes all or part of a cost from the enterprise's rate base.

The nature of utility regulation generally provides for the recovery of amounts invested in utility assets used to serve customers, over a specified period of time, through approved service rates and allowed rates of return on rate base. Currently, most of the Company's utility revenues are subject to regulation. The Company has determined that the carrying amounts of all its long-lived assets and identifiable intangibles at December 31, 1995, for both its utility and subsidiary operations are recoverable through expected future cash flows from the use of those assets, except in the case of its $3.65 million investment in Quadrant's net plant. An impairment amount for Quadrant cannot be determined at this time because of the uncertainty Quadrant has regarding its two industrial customer contracts and the new pollution rules scheduled for 1997 as previously discussed under "Diversification."

In October of 1995, the Financial Accounting Standards Board issued SFAS 123
- Accounting for Stock-Based Compensation, which will be effective for financial statements for fiscal years beginning after December 15, 1995.
The statement establishes financial accounting and reporting standards for stock-based employee compensation. As of December 31, 1995, the Company had no stock-based employee compensation programs in place.


Otter Tail Power Company

Consolidated Balance Sheets, December 31                               1995        1994
----------------------------------------------------------------------------------------
                                                                        (in thousands)

                             Assets


Plant:
  Electric plant in service                                        $715,305    $698,437
  Other nonelectric plant                                            54,266      36,221
                                                                  ----------  ----------
    Total                                                           769,571     734,658
  Less accumulated depreciation and amortization                    308,174     287,902
                                                                  ----------  ----------
                                                                    461,397     446,756
  Construction work in progress                                      16,285      10,485
                                                                  ----------  ----------
    Net plant                                                       477,682     457,241
                                                                  ----------  ----------

Investments                                                          12,716      22,933
                                                                  ----------  ----------
Intangibles--net                                                     18,902      15,480
                                                                  ----------  ----------
Other assets                                                          7,732       5,531
                                                                  ----------  ----------
Current assets:
  Cash and cash equivalents                                           1,867       1,852
  Temporary cash investments                                          2,208         391
  Accounts receivable:
    Trade (less accumulated provision for uncollectible accounts:
    1995, $398,000; 1994, $432,000)                                  31,184      27,004
    Other                                                             8,276       5,172
  Materials and supplies:
    Fuel                                                              3,322       3,664
    Inventory, materials and operating supplies                      19,408      15,794
  Deferred income taxes                                               3,754       4,306
  Accrued utility revenues                                            4,328       4,154
  Other                                                               4,427       3,041
                                                                  ----------  ----------
      Total current assets                                           78,774      65,378
                                                                  ----------  ----------

Deferred debits:
  Unamortized debt expense and reacquisition premiums                 4,687       5,174
  Regulatory assets                                                   5,727       5,660
  Other                                                               2,976       1,575
                                                                  ----------  ----------
      Total deferred debits                                          13,390      12,409
                                                                  ----------  ----------
        Total                                                      $609,196    $578,972
                                                                  ==========  ==========
See accompanying notes to consolidated financial statements.
----------------------------------------------------------------------------------------

Otter Tail Power Company

Consolidated Balance Sheets, December 31                             1995        1994
----------------------------------------------------------------------------------------
                                                                      (in thousands)
                            Liabilities

Capitalization (page 36):
  Common shares, par value $5 per share -- authorized, 25,000,000
    shares; outstanding, 1995 and 1994 -- 11,180,136 shares         $55,901     $55,901
  Premium on common shares                                           30,335      30,335
  Retained earnings                                                  98,006      90,412
                                                                  ----------  ----------
    Total                                                           184,242     176,648
  Cumulative preferred shares:
    Subject to mandatory redemption                                  18,000      18,000
    Other                                                            20,831      20,831
  Long-term debt                                                    168,261     162,196
                                                                  ----------  ----------
      Total capitalization                                          391,334     377,675
                                                                  ----------  ----------

Current liabilities:
  Short-term debt                                                        --       2,900
  Sinking fund requirements and current maturities                   13,733       8,739
  Accounts payable                                                   27,828      22,542
  Accrued salaries and wages                                          3,703       3,889
  Federal and state income taxes accrued                                393       2,095
  Other taxes accrued                                                11,356      11,712
  Interest accrued                                                    3,509       3,524
  Other                                                               6,752       2,480
                                                                  ----------  ----------
      Total current liabilities                                      67,274      57,881
                                                                  ----------  ----------

Noncurrent liabilities                                               13,498       8,245
                                                                  ----------  ----------
Commitments (note 6)                                                     --          --
                                                                  ----------  ----------
Deferred credits:
  Accumulated deferred income taxes                                  99,398      94,911
  Accumulated deferred investment tax credit                         20,994      22,171
  Regulatory liabilities                                             14,500      15,197
  Other                                                               2,198       2,892
                                                                  ----------  ----------
      Total deferred credits                                        137,090     135,171
                                                                  ----------  ----------
        Total                                                      $609,196    $578,972
                                                                  ==========  ==========
See accompanying notes to consolidated financial statements.
----------------------------------------------------------------------------------------

Otter Tail Power Company

Consolidated Statements of Income
For the Years Ended December 31                              1995        1994        1993
--------------------------------------------------------------------------------------------
                                                                    (in thousands)
Operating revenues:
  Electric                                                 $203,925    $198,812    $192,290
  Health services                                            50,896      45,555      32,068
  Manufacturing                                              38,690      13,083       8,473
  Other business operations                                  35,130      30,073      32,396
                                                          ----------  ----------  ----------
    Total operating revenues                                328,641     287,523     265,227
                                                          ----------  ----------  ----------
Operating expenses:
  Production fuel                                            31,559      32,311      31,325
  Purchased power                                            30,591      28,717      27,438
  Electric operation expenses                                51,513      45,684      44,593
  Electric maintenance                                       12,264      13,725      12,914
  Cost of goods sold                                         80,414      54,760      45,222
  Other nonelectric expenses                                 29,930      23,374      18,509
  Depreciation and amortization                              21,909      21,190      20,512
  Property taxes                                             10,670      11,318      10,728
  Income taxes                                               16,584      15,931      14,331
                                                          ----------  ----------  ----------
    Total operating expenses                                285,434     247,010     225,572
                                                          ----------  ----------  ----------
Operating income                                             43,207      40,513      39,655
                                                          ----------  ----------  ----------
Other income and deductions:
  Allowance for equity (other)
   funds used during construction                               229         146         120
  Other income and deductions and applicable taxes              584       1,503       1,419
                                                          ----------  ----------  ----------
    Total other income and deductions                           813       1,649       1,539
                                                          ----------  ----------  ----------
Income before interest charges                               44,020      42,162      41,194
                                                          ----------  ----------  ----------
Interest charges:
  Interest                                                   15,223      13,749      13,881
  Allowance for borrowed funds
   used during construction--credit                            (148)        (62)        (56)
                                                          ----------  ----------  ----------
    Interest charges---net                                   15,075      13,687      13,825
                                                          ----------  ----------  ----------
Net income                                                   28,945      28,475      27,369

Preferred dividend requirements                               2,358       2,358       2,477
                                                          ----------  ----------  ----------
Earnings available for common shares                        $26,587     $26,117     $24,892
                                                          ==========  ==========  ==========
Average number of common shares outstanding                  11,180      11,180      11,180

Earnings per average common share                             $2.38       $2.34       $2.23

Dividends per common share                                    $1.76       $1.72       $1.68

See accompanying notes to consolidated financial statements.


Consolidated Statements of Retained Earnings
For the Years Ended December 31                              1995        1994        1993
--------------------------------------------------------------------------------------------
                                                                    (in thousands)

Retained earnings at beginning of year                      $90,412     $84,209     $78,189
Net income                                                   28,945      28,475      27,369
Other                                                           684        (684)        (80)
                                                          ----------  ----------  ----------
        Total                                               120,041     112,000     105,478
                                                          ----------  ----------  ----------
Dividends paid:
  Cumulative preferred shares at required annual rates        2,358       2,358       2,486
  Common shares                                              19,677      19,230      18,783
                                                          ----------  ----------  ----------
        Total                                                22,035      21,588      21,269
                                                          ----------  ----------  ----------
Retained earnings at end of year                            $98,006     $90,412     $84,209
                                                          ==========  ==========  ==========
See accompanying notes to consolidated financial statements.

Otter Tail Power Company

Consolidated Statements of Cash Flows
For the Years Ended December 31                                    1995        1994        1993
--------------------------------------------------------------------------------------------------
                                                                          (in thousands)
Cash flows from operating activities:
  Net income                                                      $28,945     $28,475     $27,369
  Adjustments to reconcile net income to net cash provided
  by operating activities:
    Depreciation and amortization                                  28,602      25,899      25,348
    Deferred investment tax credit--net                            (1,177)     (1,347)     (1,234)
    Deferred income taxes                                             751       1,386       3,937
    Change in deferred debits and other assets                     (1,792)     (1,016)     (1,996)
    (Gain)/loss on disposal of noncurrent assets                      946        (201)        (77)
    Change in noncurrent liabilities and deferred credits           4,560       1,016       5,509
    Allowance for equity (other) funds used during construction      (229)       (146)       (120)
  Cash provided by (used for) current
  assets and current liabilities:
    Change in receivables, materials, and supplies                 (1,035)    (10,712)       (227)
    Change in other current assets                                 (1,349)       (339)     (4,519)
    Change in payables and other current liabilities                1,436       6,720         250
    Change in interest and income taxes payable                    (1,581)      2,097        (985)
                                                                ----------  ----------  ----------
      Net cash provided by operating activities                    58,077      51,832      53,255
                                                                ----------  ----------  ----------
Cash flows from investing activities:
  Gross capital expenditures                                      (37,134)    (30,411)    (30,894)
  Proceeds from disposal of noncurrent assets                       2,417       2,574       1,574
  Purchase of subsidiaries, net of cash acquired                   (5,808)       (286)     (4,056)
  Change in temporary cash investments                             (1,817)         60       9,204
  Change in marketable securities and other investments            13,151      (1,630)     (7,329)
                                                                ----------  ----------  ----------
      Net cash used in investing activities                       (29,191)    (29,693)    (31,501)
                                                                ----------  ----------  ----------
Cash flows from financing activities:
  Change in short-term debt---net issuances                        (2,900)      2,900          --
  Proceeds from issuance of long-term debt                         54,482       6,433      33,156
  Proceeds from issuance of preferred stock                            --          --       4,000
  Payments for debt and preferred stock issuance expense               --         (56)       (245)
  Payments for retirement of long-term debt                       (58,418)    (11,784)    (24,432)
  Payments to trustee for retirement of long-term debt                 --          --     (13,445)
  Payments for retirement of preferred stock                           --          --      (4,080)
  Dividends paid                                                  (22,035)    (21,588)    (21,269)
                                                                ----------  ----------  ----------
      Net cash used in financing activities                       (28,871)    (24,095)    (26,315)
                                                                ----------  ----------  ----------

Net change in cash and cash equivalents                                15      (1,956)     (4,561)
Cash and cash equivalents at beginning of year                      1,852       3,808       8,369
                                                                ----------  ----------  ----------
Cash and cash equivalents at end of year                           $1,867      $1,852      $3,808
                                                                ==========  ==========  ==========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amount capitalized)                          $14,160     $13,160     $13,371
    Income taxes                                                  $18,286     $14,058     $12,009

See accompanying notes to consolidated financial statements.

Otter Tail Power Company

Consolidated Statements of Capitalization, December 31               1995        1994
----------------------------------------------------------------------------------------
                                                                      (in thousands)

Total common shareholders'  equity                                 $184,242    $176,648
                                                                  ----------  ----------
Cumulative preferred shares -- without par value (stated and liquidating value $100 a share) -- authorized 1,500,000 shares;
outstanding:
  Series subject to mandatory redemption
    $6.35, 180,000 shares; 9,000 shares due 2002-06; 135,000
    Shares due 2007                                                  18,000      18,000
                                                                  ----------  ----------
      Total                                                          18,000      18,000
      Less current sinking fund requirement                              --          --
                                                                  ----------  ----------
        Total preferred subject to mandatory redemption              18,000      18,000
                                                                  ----------  ----------
  Other series:
    $3.60, 60,000 shares                                              6,000       6,000
    $4.40, 25,000 shares                                              2,500       2,500
    $4.65, 30,000 shares                                              3,000       3,000
    $6.75, 40,000 shares                                              4,000       4,000
    $9.00, 53,311 shares                                              5,331       5,331
                                                                  ----------  ----------
        Total other preferred                                        20,831      20,831
                                                                  ----------  ----------
Cumulative preference shares -- without par value, authorized
  1,000,000 shares; outstanding:  none

Long-term debt:
  First mortgage bond series:
    8.75%, due December 15, 1997                                     19,000      19,200
    7.25%, due August 1, 2002                                        19,400      19,600
    7.625%, due February 1, 2003                                      9,360       9,480
    8.75%, due September 15, 2021                                    19,200      19,400
    8.25%, due August 1, 2022                                        29,100      29,400
    Pollution control and industrial development series:
      6.00-6.80%, due February 1, 2006, Big Stone project             5,487       5,547
      8.125%, due August 1, 2009, Coyote project, series B              840         850
      6.00-6.90%, due February 1, 2019, Coyote project               21,969      22,204
                                                                  ----------  ----------
        Total                                                       124,356     125,681

Subsidiary and other long-term debt:
  Long-term lease obligation (5.625% pollution control revenue
    bonds due July 1, 1998)                                           2,200       2,200
  Industrial development refunding revenue bonds
    5.00% due December 1, 2002                                        3,010       3,010
  Pollution control refunding revenue bonds
    variable 5.20% at December 31, 1995, due December 1, 2012        10,400      10,400
  Industrial development revenue bond (Quadrant Co. project
    variable 5.36% at December 31, 1995, due April 1, 1996 --
    Otter Tail Power Company guarantor)                                 200         600
  Obligations of Mid-States Development, Inc.
    rates 3.89%  to 10% at December 31, 1995                         33,496      19,729
  Obligations of North Central Utilities, Inc.
    variable 7.31% to 7.46% at December 31, 1995                      9,013       9,999
  Other                                                                   8          49
                                                                  ----------  ----------
        Total                                                       182,683     171,668
Less:
  Current maturity                                                   12,408       7,414
  Sinking fund requirement                                            1,325       1,325
  Unamortized debt discount and premium -- net                          689         733
                                                                  ----------  ----------
          Total long-term debt                                      168,261     162,196
                                                                  ----------  ----------
Total capitalization                                               $391,334    $377,675
                                                                  ==========  ==========
See accompanying notes to consolidated financial statements.

Otter Tail Power Company
Notes to Consolidated Financial Statements
For the Three Years Ended December 31, 1995


1. Summary of accounting policies

   System of accounts -- The accounting records of the Company conform to the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC), the Public Service Commission of North Dakota, and the Public Utilities Commissions of Minnesota and South Dakota.

   Principles of consolidation -- The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

   Plant, retirements, and depreciation -- Utility plant is stated at original cost and the cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. Repairs to property made necessary by storm damage are charged to the reserve therefor. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable property were 2.97% in 1995, 2.98% in 1994, and 2.95% in 1993.

   Property and equipment of nonutility and subsidiary operations are carried at historical cost, or at the current appraised value if acquired in a business combination, and are depreciated on a straight-line basis over the useful lives (3 to 40 years) of the related assets. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the consolidated financial statements.

   Jointly owned plants -- The consolidated financial statements include the Company's 53.9% and 35% ownership interests in the assets, liabilities and expenses of the Big Stone and Coyote Plants, respectively. Amounts at December 31, 1995 and 1994, included in Plant in Service for Big Stone were $108,577,000 and $107,872,000, respectively, and the accumulated provision for depreciation and amortization was $62,486,000 and $59,757,000, respectively. Amounts at December 31, 1995 and 1994, included in Plant in Service for Coyote were $143,748,000 and $143,445,000, respectively, and the accumulated provision for depreciation and amortization was $54,441,000 and $50,918,000, respectively. The Company's share of direct expenses of the jointly owned plants in service is included in the corresponding operating expenses in the statement of income.

   Allowance for funds used during construction (AFC) -- AFC, a noncash item, is included in construction work in progress based on a composite rate that assumes that funds used for construction were provided by borrowed funds and equity funds. The AFC so included in construction work in progress will ultimately be included in the rate base used in establishing rates for utility services. The composite rate for AFC was 9.50% for 1995 and 10.25% for both 1994 and 1993.

   Income taxes -- Comprehensive interperiod income tax allocation is used for substantially all book and tax temporary differences. Deferred income taxes arise for all temporary differences between pretax financial and taxable income, and between the book and tax basis of assets and liabilities. Deferred taxes are recorded using the tax rates scheduled by tax law to be in effect when the temporary differences reverse. The Company amortizes the investment tax credit over the estimated lives of the related property.

   Operating revenues -- Electric customers' meters are read and bills are rendered on a cycle basis. Prior to 1993 the Company in all of its jurisdictions recorded electric revenues based on billing dates. Effective January 1, 1993, due to a North Dakota Public Service Commission (NDPSC) order, the Company changed its method of revenue recognition in North Dakota from billing dates to energy delivery dates. (See note 3 for further information on the order.) The North Dakota unbilled revenue amount as of January 1, 1993, ($4.4 million) is required by the order to be amortized to electric revenues over 36 months. The change in method of revenue recognition resulted in additional net income of $870,000 in 1993, $751,000 in 1994 and $984,000 in 1995. The impact on earnings per share was $.08 in 1993, $.07 in 1994 and $.09 in 1995.

   The Company's rate schedules applicable to substantially all customers include a cost of energy adjustment clause under which the rates are adjusted to reflect changes in average cost of fuels and purchased power. Since July 1, 1995, rate schedules applicable to Minnesota customers also include a .5030% surcharge for recovery of conservation-related expenses. (See further discussion under note 3.)

   Health services' operating revenues on major equipment and installation contracts are recorded using the percentage-of-completion method. Amounts received in advance under customer service contracts are deferred and recognized on a straight-line basis over the contract period.

   Manufacturing revenues are recorded when products are shipped, when services are rendered, and on a percentage-of-completion basis for large items that are assembled over several months.

   Other business operations' operating revenues are recorded when services are rendered, products are shipped and, in the case of construction contracts, the percentage-of-completion method is used.

   Storm damage reserve -- The Company is required under its Indenture of Mortgage to make annual provisions for storm damage of not less than .5% of gross electric operating revenues. Provisions for loss have been used in determining rates approved by the applicable regulatory commissions. Provisions for 1995, 1994, and 1993 were $1,800,000, $995,000, and
   $1,164,000, respectively, and repairs charged to such reserves were $1,597,000, $1,269,000, and $1,083,000, respectively. Accrued liabilities included $1,060,000 and $857,000 for storm damage at December 31, 1995 and 1994, respectively.

   Employee incentive plan -- Effective January 1, 1988, the Company established a gain sharing plan for the benefit of all employees. The totals received by all employees for 1995, 1994, and 1993 were $870,000, $1,314,000, and $1,172,000, respectively.

   Use of Estimates -- In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, uncollectible accounts, environmental loss contingencies, unbilled revenues and actuarially determined benefit costs. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates. Recent changes in interest rates have resulted in changes to actuarial assumptions used in the benefit cost calculations for postretirement benefits. Also, the depreciable lives of certain plant assets are reviewed and, if appropriate, revised each year, as discussed previously. (See Note 8 for more information on the effects of these changes in estimates.)

   Reclassifications -- Certain prior year amounts have been reclassified to conform to 1995 presentation. Such reclassification had no impact on net income and shareholders' equity.

   Cash equivalents -- The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents.

   Consolidated Statements of Cash Flows -- Excluded from the Consolidated Statements of Cash Flows, are the following noncash transactions: In September of 1995, the Company recorded a $3.5 million passive investment in the form of a delayed equity contribution to a limited liability company. As of December 31, 1995, the Company had made actual cash contributions of $467,000 on its obligation. The remaining balance of $3,033,000, to be paid before August 1, 1996, is included in Other Current Liabilities on the Company's December 31, 1995, Balance Sheet. The Company has recorded an investment of $2 million of which $780,000 remains payable on March 1, 1996, in the form of a delayed equity contribution to a limited partnership that invests in tax-credit qualifying affordable housing.

   Debt reacquisition premiums -- In accordance with regulatory treatment, the Company defers debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

   Investments -- The Company's temporary cash investments consist of money market funds recorded at cost, which approximates market. At December 31, 1994, the Company had noncurrent investments of preferred stock which were recorded at fair value. (See further discussion under note 10.)

   Inventories -- The electric operation inventories are reported at average cost. The health service, manufacturing and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

   Short-term debt -- The composite interest rate on short-term debt outstanding as of December 31, 1994, was 6.5%.

   Intangible assets -- The majority of the Company's intangible assets consist of Goodwill associated with the acquisition of subsidiaries and are amortized on a straight-line basis over periods of 40 years for the telephone company acquired in August of 1992 and 15 years or less for all other intangibles. The Company periodically evaluates the recovery of intangible assets based on an analysis of undiscounted future cash flows. Total intangibles as of December 31 are as follows:

                                                 1995         1994
                                                ------       ------
                                                   (in thousands)
    Goodwill on telephone company              $ 7,749      $ 7,749
    Other intangible assets                     15,797       11,233
                                               -------      -------
    Total                                       23,546       18,982
    Less accumulated amortization                4,644        3,502
                                               -------      -------
    Intangibles-net                            $18,902      $15,480

2. Segment information

   The Company's wholly-owned subsidiary Mid-States Development, Inc. purchased two additional manufacturing companies and three small diagnostic imaging companies in 1995, one additional business in 1994, and six businesses in 1993. Of the companies purchased in 1995, one manufacturing company and all three diagnostic imaging companies were purchased in January, the other manufacturing company was purchased in October.

   In all acquisitions, the purchase method of accounting was used and the acquisitions would have had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share for 1995, 1994, and 1993. The total acquisition price for all businesses was $20,704,000.

   The Company has operations in four business areas. Electric operations includes the electric utility only. Health services operations consists of businesses involved in the sale, service, rental, refurbishing and operations of medical imaging equipment and the sale of related supplies and accessories to various medical institutions primarily in midwestern United States. Manufacturing operations include production of agricultural equipment, plastic pipe, and fabricated metal parts. Other business operations consists of businesses diversified in such areas as electrical and telephone construction contracting, radio broadcasting, waste incinerating, and telecommunications. Information for the business segments for 1995, 1994 and 1993 is presented in the table below:

                                           1995         1994         1993
                                          ------       ------       ------
                                                   (in thousands)
Operating revenue
  Electric                               $203,925     $198,812     $192,290
  Health services                          50,896       45,555       32,068
  Manufacturing                            38,690       13,083        8,473
  Other business operations                35,130       30,073       32,396
                                         --------     --------     --------
    Total                                $328,641     $287,523     $265,227

Pretax operating income
  Electric                               $ 47,916     $ 48,126     $ 47,114
  Health services                           3,581        2,486        2,268
  Manufacturing                             3,270        2,441        1,049
  Other business operations                 5,024        3,391        3,555
                                         --------     --------     --------
    Total                                $ 59,791     $ 56,444     $ 53,986
Income taxes                               16,584       15,931       14,331
                                         --------     --------     --------
Consolidated operating income            $ 43,207     $ 40,513     $ 39,655

Depreciation and amortization
  Electric                               $ 19,448     $ 18,970     $ 18,219
  Health services                             517          455          435
  Manufacturing                               344          227          227
  Other business operations                 1,600        1,538        1,631
                                         --------     --------     --------
    Total                                $ 21,909     $ 21,190     $ 20,512

Capital expenditures
  Electric                               $ 27,443     $ 25,693     $ 24,526
  Health services                           4,020        2,544        3,471
  Manufacturing                             3,879          357          479
  Other business operations                 1,792        1,817        2,418
                                         --------     --------     --------
    Total                                $ 37,134     $ 30,411     $ 30,894

Identifiable assets
  Electric                               $509,588     $505,291     $498,440
  Health services                          41,623       26,415       23,175
  Manufacturing                            27,270        7,215        5,815
  Other business operations                30,715       40,051       36,475
                                         --------     --------     --------
    Total                                $609,196     $578,972     $563,905

3. Rate matters

   On July 1, 1995, the Company began charging all Minnesota customers a .5030% surcharge on their electric service statements for recovery of conservation-related costs exceeding the amount already included in base rates. The conservation-related costs being recovered through the surcharge and in base rates include Conservation Improvement Program
   (CIP) expenditures, carrying charges on costs incurred in excess of costs currently being recovered, lost margins on avoided kilowatt-hour sales, and bonus incentives related to energy savings. The MPUC approved recovery of 1994 lost margins and bonus incentives in 1995. The Company recorded revenues related to 1995 and 1994 lost margins and bonus incentives of $477,000 and $537,000, respectively. As these costs are recovered through the monthly billing process, the amounts billed are offset by the amortization of deferred (CIP) charges.

   In 1994 the Company filed a petition with the MPUC for approval of an annual recovery mechanism for DSM-related costs, under Minnesota's CIP. An intervenor, on behalf of the large general service group, filed comments against the petition and requested the MPUC to order a general rate case to review the Company's earnings levels. In the interest of rate stability the Company reached an agreement, which was approved by the MPUC, resulting in costs of approximately $2.2 million each year for three years which must be absorbed in current rates starting in 1995.

   On September 22, 1993, the NDPSC entered an order approving an agreement for incentive regulation for 1993. The Agreement provided a mechanism for sharing equally between ratepayers and shareholders any amounts earned in 1993 over or under a specified return on rate base in North Dakota. As part of the calculation, the NDPSC will allow the Company to recognize postretirement benefits other than pensions under the accrual method required by SFAS 106. The NDPSC's order also requires the Company to change its method of revenue recognition in North Dakota as of January 1, 1993, from billing dates to energy delivery dates. (See "operating revenues" under note 1 for more information on the accounting for unbilled revenue.)

   As a result of 1993 Incentive Regulation, the Company refunded $413,000, plus accrued interest, to its North Dakota customers in December 1994. Incentive regulation was not in place in 1994 or 1995.

4. Common shares

   The Company's stock repurchase plan, extended by the Company in 1993, expired on December 31, 1995. The purpose of the plan was to reduce the common equity portion of the Company's capital structure. A total of 787,376 shares were purchased under the program, which began in 1989. No shares were purchased in 1995, 1994 or 1993.

5. Retained earnings restriction

   The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 1995, were restricted by $9,686,000.

6. Commitments

   At December 31, 1995, the Company had commitments under contracts in connection with construction programs aggregating approximately $7,500,000. For capacity requirements the Company has agreements extending through April of 2005, at annual costs of approximately $8,000,000 in 1996, $2,800,000 in 1997, $2,300,000 in each year of 1998 through 2004 and $760,000 in 2005.

   The Company also has several long-term coal contracts in which the Company is responsible for making payment only upon the delivery of the coal. The risk of loss from nonperformance of the contracts is considered nominal because of the availability of other suppliers and the expected continued reliability of the current fuel suppliers. Furthermore, the cost of energy adjustment provision in the rate-making process lessens the risk of loss (in the form of increased costs) from market price changes because it assures recovery of almost all fuel costs. The Company has entered into an agreement to acquire new aluminum coal cars for transporting coal to Big Stone Plant beginning in September of 1996. The Company intends to lease the cars under an operating lease with a term of 15-20 years and annual lease payments approximating $1 million per year.

7. Long-term obligations

   Preferred shares -- On November 12, 1993, the Company retired 40,000 shares of the $9.50 series.

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

   Long-term debt -- All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control and industrial development series to secure payment of a like principal amount of revenue bonds that were issued by local governmental units to finance facilities leased or purchased and that the Company has capitalized. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 1995, for each of the next five years are $13,733,000 for 1996, $29,979,000 for 1997, $10,010,000 for 1998, $5,007,000 for 1999,
   and $4,488,000 for 2000.

8. Pension plan and other postretirement benefits

   The Company's noncontributory funded pension plan covers substantially all electric utility employees. The plan provides 100% vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued. All past service costs have been provided for. The total pension expense was $1,009,000 for 1995, $1,356,000 for 1994, and $1,333,000 for 1993. A portion of the pension expense is capitalized as a part of utility plant construction.

   The pension plan has a trustee who is responsible for pension payments to retirees. Five investment managers are responsible for managing the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

   Net periodic pension cost for 1995, 1994, and 1993 includes the following components:
                                                    1995     1994     1993
                                                   ------   ------   ------
                                                        (in thousands)

Service cost-benefit earned during the period     $ 1,908  $ 2,076  $ 1,774
Interest cost on projected benefit obligation       6,511    6,209    5,867
                                                  -------  -------  -------
                                                  $ 8,419  $ 8,285  $ 7,641
(Gain)/loss on return on assets                   (26,509)   3,234   (7,636)
Plus/(less): net deferral and amortization         19,099  (10,163)   1,328
                                                  -------  -------  -------
Net periodic pension cost                         $ 1,009  $ 1,356  $ 1,333
                                                  =======  =======  =======
The assumptions used for actuarial valuations were:
                                                    1995     1994     1993
                                                   ------   ------   ------
Discount rate                                       7.25%    8.00%    7.50%
Rate of increase in future compensation level       4.25%    4.50%    4.50%
Long-term rate of return on assets                  8.50%    8.50%    8.00%

   The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash and cash equivalents.

   The funded status of the plan and amounts recognized on the balance sheet at December 31, 1995 and 1994, are as follows:
                                                       1995         1994
                                                      ------       ------
                                                        (in thousands)
Actuarial present value of benefit obligation:
  Vested benefits                                   $ 69,340     $ 60,528
  Nonvested benefits                                   8,594        7,645
                                                    --------     --------
  Accumulated benefit obligation                    $ 77,934     $ 68,173
                                                    ========     ========
  Projected benefit obligation                      $ 95,359     $ 83,653
  Plan assets at fair value                          110,728       87,313
                                                    --------     --------
  Funded status                                     $ 15,369     $  3,660
  Unrecognized transition asset                       (1,486)      (1,722)
  Unrecognized prior service cost                      9,200       10,079
  Unrecognized net actuarial (gain) or loss          (18,057)      (7,581)
                                                    --------     --------
  Net pension asset                                 $  5,026     $  4,436
                                                    ========     ========

   In addition to providing pension benefits to all employees, the Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees upon their retirements or to their beneficiaries upon their deaths for a 15-year period. Life insurance carried on the plan participants is payable to the Company upon the employee's death. The net periodic pension cost of this program in 1995, 1994 and 1993 was $412,000, $271,000, and $141,000, respectively.

   The funded status of the plan and amounts recognized on the balance sheet at December 31, 1995 and 1994, are as follows:
                                                       1995         1994
                                                      ------       ------
                                                         (in thousands)
Actuarial present value of benefit obligation:
  Vested benefits                                    $ 3,067      $ 1,882
  Nonvested benefits                                     583          575
                                                     -------      -------
    Accumulated benefit obligation                   $ 3,650      $ 2,457
                                                     =======      =======
  Projected benefit obligation                       $ 3,650      $ 2,457
  Plan assets at fair value                               --           --
                                                     -------      -------
  Funded Status                                      $(3,650)     $(2,457)
  Unrecognized transition obligation                     102          123
  Unrecognized prior service cost                      1,177        1,235
  Unrecognized net actuarial (gain) or loss            1,018           68
  Additional liability                                (1,426)        (414)
                                                     -------      -------
  Accrued benefit liability                          $(2,779)     $(1,445)
                                                     =======      =======

   The assumptions used for actuarial valuations for 1995 and 1994 were discount rates of 7.5% and 8.0% respectively and a salary scale rate increase of 5%.

   In addition to providing pension benefits, the Company provides a portion of health insurance and life insurance benefits for retired employees. Substantially all of the Company's electric utility employees may become eligible for health insurance and life insurance benefits if they reach age 55 and have 10 years of service. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106). SFAS 106 requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides service. The Company previously expensed the cost of these benefits, which are principally health care, as claims were incurred. The Company has elected to recognize the transitional obligation of approximately $17,619,000 over a period of twenty years. The plan was amended during the fourth quarter of 1995 to reduce the contribution required of an employee's surviving spouse for health insurance. This amendment increased benefit costs by $2,155,000 in 1995 because most of the prior service cost was related to retired employees' spouses for which the Company has no current economic benefit. The Company estimates this amendment will have a service cost of approximately $200,000 per year in future years. The Company's cash flows are not affected by implementation of SFAS 106.

The net postretirement benefit cost for 1995, 1994, and 1993 includes the following components:
                                                    1995     1994     1993
                                                   ------   ------   ------
                                                        (in thousands)

Service cost - benefit earned during the period    $  411   $  596   $  502

Interest cost on accumulated postretirement
  benefit obligation                                1,187    1,412    1,367
Amortization of transition obligation                 881      881      881
Amortization of experience (gain)/loss               (311)      --       --
Plan amendment prior service cost                   2,155       --       --
                                                   ------   ------   ------
Net postretirement benefit cost                    $4,323   $2,889   $2,750
                                                   ======   ======   ======

   The funded status of the plan and the amounts recognized on the balance sheet at December 31, 1995 and 1994, are as follows:

                                                       1995         1994
                                                      ------       ------
                                                         (in thousands)
Actuarial present value of benefit obligation:
  Retirees                                          $ 10,276     $ 10,377
  Fully eligible plan participants                     5,000        5,289
  Other active plan participants                       2,607        3,576
                                                    --------     --------
    Accumulated postretirement benefit obligation   $ 17,883     $ 19,242
Plan assets at fair value                                 --           --
                                                    --------     --------
Funded status                                       $(17,883)    $(19,242)
Unrecognized (gain)/loss                              (4,662)        (566)
Unrecognized transitional obligation                  14,976       15,857
                                                    --------     --------
Postretirement benefit liability                    $ (7,569)    $ (3,951)
                                                    ========     ========

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1995, was 9.5% for 1996, decreasing linearly each successive year until it reaches 5% in 2001, after which it remains constant. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1994, was 10.5% for 1995, decreasing linearly each successive year until it reaches 5% in 2001, after which it remains constant. The assumed discount rates used in determining the accumulated postretirement benefit obligation as of December 31, 1995 and 1994, were 7.25% and 8%, respectively. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement obligation as of December 31, 1995, by approximately 13% and the service and interest cost components of the net postretirement health care cost in 1995 by approximately 15%.

   The Company has a leveraged employee stock ownership plan (ESOP) for the benefit of all its employees. Contributions made by the Company were $993,000 for 1995, $970,000 for 1994, and $940,000 for 1993.

9. Compensating balances and short-term borrowings

   The Company maintains formal bank lines of credit for its electric utility operations separate from lines and letters of credit maintained by the subsidiary companies. They make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes. At December 31, 1995, the Company maintained no compensating balances to support formal bank lines of credit. The Company's bank lines of credit for electric utility operations totaled $30,000,000 of which none was used at December 31, 1995. The subsidiary companies' bank lines and letters of credit, which require no compensating balances, totaled $19,850,000 of which $7,236,000 was used at December 31, 1995. Based on the terms and nature of use of the subsidiaries' lines, outstanding amounts are reflected in long-term debt and current maturities on the Company's consolidated balance sheets.

10. Fair value of financial instruments

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   Cash and short-term investments -- The carrying amount approximates fair value because of the short-term maturity of those instruments.

   Marketable securities -- The fair value of investments are estimated based on quoted market prices.

   Other investments -- The carrying amount approximates fair value. A portion of other investments are in financial instruments that have variable interest rates that reflect fair value. The remainder of other investments is accounted for by the equity method which, in the case of operating losses, results in a reduction of the carrying amount.

   Redeemable preferred stock -- The fair value is estimated based on the current rates available to the Company for the issuance of redeemable preferred stock.

   Long-term debt -- The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt.
                                        1995                    1994
                                  ------------------     ------------------
                                                (in thousands)
                                  Carrying     Fair      Carrying     Fair
                                   amount     value       amount     value
                                  --------  --------     --------  --------
Cash and short-term investments   $  4,075  $  4,075     $  2,243  $  2,243
Marketable securities                   --        --       17,132    17,132
Other investments                   12,716    12,716        5,801     5,801
Redeemable preferred stock         (18,000)  (18,650)     (18,000)  (17,487)
Long-term debt                    (168,261) (183,099)    (162,196) (160,694)

   Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). SFAS No. 115 establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable values and for all investments in debt securities. The Company's marketable securities are included in investments on the balance sheet and are classified as available for sale. These securities are recorded at fair value with any unrealized gain or loss included as a separate component in the retained earnings on the balance sheet. Realized gains and losses are computed on each specific investment sold. The amounts recognized on the balance sheet as of December 31, 1995 and 1994 and amounts sold for each year are as follows:

                                                       1995         1994
                                                      ------       ------
                                                         (in thousands)
Available for sale - securities
  Cost                                                  $--       $18,268
  Gross unrealized gain                                  --            99
  Gross unrealized loss                                  --        (1,235)
                                                    -------       -------
    Fair value                                          $--       $17,132
                                                    =======       =======
  Proceeds from sale                                $90,774       $39,092
  Gross realized gains                                1,591           993
  Gross realized losses                              (2,816)       (1,066)


11. Income tax expense

   The total income tax expense differs from the amount computed by applying the federal income tax rate (35% in 1995, 1994 and 1993) to net income before total income tax expense for the following reasons:

                                                    1995     1994     1993
                                                   ------   ------   ------
                                                        (in thousands)

Tax computed at federal statutory rate            $15,786  $15,525  $14,495
Increases (decreases) in tax from:
  State income taxes net of federal
    income tax benefit                              2,097    2,088    1,926
  Investment tax credit amortization               (1,177)  (1,347)  (1,234)
  Depreciation differences -- flow-through
    method reversal                                   222      617      649
  Differences reversing in excess of
    federal rates                                    (754)    (707)    (635)
  Dividend received/paid deduction                   (872)    (889)    (824)
  Permanent and other differences                     857      594     (333)
                                                  -------  -------  -------
    Total Income tax expense                      $16,159  $15,881  $14,044
                                                  =======  =======  =======
Overall effective federal and
  state income tax rate                             35.8%    35.8%    33.9%

Income tax expense is comprised of the following:
  Charged (credited) to operations:
    Current federal income taxes                  $13,840  $12,892  $ 9,288
    Current state income taxes                      3,201    2,935    2,344
    Deferred federal income taxes                     603    1,185    3,275
    Deferred state income taxes                       117      266      658
    Investment tax credit amortization             (1,177)  (1,347)  (1,234)
                                                  -------  -------  -------
    Total                                         $16,584  $15,931  $14,331

  Charged (credited) to other income and deductions:
    Current federal income taxes                     (269)     115     (192)
    Current state income taxes                        (21)      50      (11)
    Deferred federal and state income taxes          (135)    (215)     (84)
                                                  -------  -------  -------
    Total Income tax expense                      $16,159  $15,881  $14,044
                                                  =======  =======  =======

The Company's deferred tax assets and liabilities were comprised of the following on December 31, 1995 and 1994:
                                                       1995         1994
                                                      ------       ------
                                                         (in thousands)
  Deferred tax assets
    Amortization of tax credits                     $ 13,782     $ 14,544
    Vacation accrual                                     953          844
    Unbilled/unearned revenue                          3,886        3,864
    Operating reserves                                 5,137        3,572
    Nondeductible land - plant abandonment             1,134        1,134
    Transfer to regulatory asset                        (689)        (790)
    Other                                              1,364        1,716
                                                    --------     --------
      Total deferred tax assets                     $ 25,567     $ 24,884
                                                    --------     --------
  Deferred tax liabilities
    Differences related to property                 (114,081)    (110,062)
    Excess tax over book - pensions                   (1,994)      (1,759)
    Transfer to regulatory asset                      (2,563)      (1,157)
    Transfer to regulatory liability                     649          657
    Other                                             (3,222)      (3,168)
                                                   ---------    ---------
      Total deferred tax liabilities               $(121,211)   $(115,489)
                                                   ---------    ---------
        Deferred income taxes                      $ (95,644)   $ (90,605)
                                                   =========    =========
12. Property, plant and equipment
     December 31,                                      1995         1994
                                                      ------       ------
                                                         (in thousands)

    Production                                      $ 302,601    $ 300,712
    Transmission                                      132,031      129,627
    Distribution                                      207,248      198,163
    General                                            73,425       69,935
    Other nonelectric plant                            54,266       36,221
                                                    ---------    ---------
                                                      769,571      734,658
    Less accumulated depreciation & amortization      308,174      287,902
                                                    ---------    ---------
                                                      461,397      446,756
    Construction work in progress                      16,285       10,485
                                                    ---------    ---------
      Net plant                                     $ 477,682    $ 457,241
                                                    =========    =========

13. Quarterly information (unaudited)

The quarterly data shown below reflects seasonal and timing variations that are common in the utility industry.

                                                         Three Months Ended
                                ---------------------------------------------------------------------
                                    March 31          June 30         September 30      December 31
                                ---------------   ---------------   ---------------   ---------------
                                  1995    1994      1995    1994      1995    1994      1995    1994
                                 ------  ------    ------  ------    ------  ------    ------  ------
                                                 (in thousands except per share data)

Operating revenues              $83,963 $73,436   $73,807 $68,917   $81,048 $71,142   $89,823 $74,028
Operating income                $12,598 $12,347    $8,572  $8,267   $11,022  $8,943   $11,015 $10,956
Net income                       $8,707  $9,356    $5,337  $5,397    $7,147  $5,905    $7,754  $7,817
Earnings available for
  common shares                  $8,118  $8,766    $4,747  $4,808    $6,557  $5,315    $7,165  $7,228
Earnings per common share          $.73    $.78      $.42    $.43      $.59    $.48      $.64    $.65
Dividends paid per common share    $.44    $.43      $.44    $.43      $.44    $.43      $.44    $.43
Price range:
  high                          $35     $34 3/4   $35     $34       $35 1/4 $34 3/4   $37 3/4 $34 3/4
  low                           $31 3/4 $29 1/2   $30 3/4 $29 1/2   $32 1/4 $29 3/4   $34 1/8 $29 3/4
Average number of common
  shares outstanding             11,180  11,180    11,180  11,180    11,180  11,180    11,180  11,180



                     Independent Auditors' Report


To the Shareholders of Otter Tail Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Power Company and its subsidiaries (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP




January 29, 1996
Minneapolis, Minnesota