Form 10-K, Exhibit 13
period 1996-12-31
OTTER TAIL POWER CO
filed 1997-03-28
CIK 75129

Selected consolidated financial data
----------------------------------------------------------------------------------------------------------
                                  1996       1995       1994       1993       1992       1991       1986
                                --------   --------   --------   --------   --------   --------   --------
                                                    (thousands except per-share data)
Revenues
Electric
  Residential                   $ 66,295   $ 64,355   $ 62,687   $ 62,167   $ 59,038   $ 61,844   $ 64,123
  Commercial and farms (1)        74,355     71,487     69,060     66,286     63,257     64,122     64,019
  Industrial (1)                  37,453     37,952     38,354     36,442     35,607     34,408     29,981
  Sales for resale                10,238     19,110     19,066     18,107     11,126     11,330      6,330
  Other electric                  11,004     11,021      9,645      9,288      8,077      7,752      7,768
                                --------   --------   --------   --------   --------   --------   --------
Total electric                  $199,345   $203,925   $198,812   $192,290   $177,105   $179,456   $172,221
Health services                   61,697     50,896     45,555     32,068         --         --         --
Manufacturing                     56,868     38,690     13,083      8,473         --         --         --
Other business operations         43,829     32,818     29,276     32,396     32,433     20,389         --
                                --------   --------   --------   --------   --------   --------   --------
  Total operating revenues      $361,739   $326,329   $286,726   $265,227   $209,538   $199,845   $172,221


Net income                      $ 29,955   $ 28,945   $ 28,475   $ 27,369   $ 26,538   $ 26,096   $ 24,013
Cash flow from operations       $ 67,145   $ 58,077   $ 51,832   $ 53,255   $ 44,866   $ 46,667     N/A
Total assets                    $662,287   $609,196   $578,972   $563,905   $530,456   $491,633   $480,621
Long-term debt                  $160,492   $168,261   $162,196   $166,563   $159,295   $146,326   $130,032
Redeemable preferred            $ 18,000   $ 18,000   $ 18,000   $ 18,000   $ 18,000   $ 13,150   $ 18,145
Common shares outstanding
 (2) (thousands)                  11,215     11,180     11,180     11,180     11,180     11,185     11,961
Number of common
 shareholders (3)                 13,829     13,933     14,115     13,634     13,812     13,928     14,994
Earnings per common share (4)      $2.47      $2.38      $2.34      $2.23      $2.17      $2.15      $1.78
Dividends per common share         $1.80      $1.76      $1.72      $1.68      $1.64      $1.60      $1.42
----------------------------------------------------------------------------------------------------------

Notes:
(1) Customer classifications were redefined in 1996.  Customers with demand less than
    1000 kw previously classified as industrial are now classified as commercial.
(2) Number of shares outstanding at year-end.
(3) Holders of record at year-end.
(4) Based on average number of shares outstanding.



                   Management's discussion and analysis of
                financial condition and results of operations

Management's major financial objective is to increase shareholder value by continuing to earn a reasonable return on the Company's capital. This will enable the Company to preserve and enhance its financial capability by maintaining acceptable capitalization ratios, maintaining a strong interest coverage position, providing a reasonable return to the common shareholder, maintaining an above average level of internal cash generation, and preserving strong credit ratings on outstanding securities to the benefit of both the Company's customers and its shareholders.

Liquidity: Liquidity is the ability to generate adequate amounts of cash to meet the Company's needs, both short-term and long-term. Historically, the Company's liquidity has been a function of its capital project expenditures and debt service requirements, its net internal funds generation and its access to long-term securities markets and credit facilities for external capital.

Over the years, the Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios and strong bond ratings, implementing cost-containment programs, evaluating operations and projects on a cost-benefit approach, investing in projects that enhance shareholder value, and obtaining adequate depreciation rates.

Cash provided by operating activities of $67,145,000 along with net proceeds from the issuance of short-term debt of $25,600,000 as shown on the Consolidated Statement of Cash Flows for the year ended December 31, 1996, combined with funds on hand of $4,075,000 at December 31, 1995, allowed the Company to finance its capital expenditures, pay dividends, and provide for a majority of its investments in additional nonutility businesses. Proceeds from the issuance of long-term debt net of payments for the retirement of long-term debt of $5,700,000 for the year ended December 31, 1996, were used to finance equipment purchases at the Company's medical and manufacturing subsidiaries and to finance a portion of the investments in additional nonutility businesses. The Company had $1.2 million in cash, cash equivalents and temporary cash investments at December 31, 1996, along with $21,725,000 available in unused lines of credit which could be used to supplement cash needs.

The Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet all sinking fund payments for First Mortgage Bonds in the next five years and to provide for a majority of its estimated 1997-2001 consolidated capital project expenditures.

Additional short-term or long-term financing will be required in the period 1997-2001 in connection with the following items:

- A portion of the Company's estimated capital project expenditures.

- Maturity of First Mortgage Bonds, $18,800,000 in 1997, and Long-Term Lease Obligation, $2,200,000 in 1998.

- In the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares.

- Other corporate purposes.


Capital Requirements: The Company has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and provide reliable service in the capital intensive electric utility business. This includes improvements to existing power plants, acquisition or construction of additional generating capacity, and upgrading or replacing portions of the distribution and transmission systems and other buildings and equipment. The construction program is subject to continuing review and is revised annually in light of changes in demands for energy, environmental laws, technology affecting the electric utility industry, the costs of labor, materials and equipment, and the Company's financial condition (including cash flow and earnings).

The subsidiaries capital requirements include periodic and timely replacement of technically obsolete or worn out equipment, new equipment purchases, and plant upgrades to accommodate anticipated growth.

Capital project expenditures for the years 1996, 1995, and 1994 were $64 million, $37 million, and $30 million, respectively. Actual 1996 cash expenditures in excess of previously reported accrual-based estimates, and 1995 actual expenditures reflect: 1)reductions in capital related payables at year-end 1996, compared to year-end 1995, at the electric utility,
2)$8 million in diagnostic medical equipment purchases by the health services subsidiary acquired in April 1996, 3)accelerated replacement of equipment at another of the Company's health services subsidiaries, 4)the purchase and expansion of a building formerly being leased by a manufacturing subsidiary and, 5)the purchase of a building by the Company's radio broadcasting subsidiary.

The estimated capital expenditures for 1997 are $39 million, and the total expenditures for the five-year period 1997-2001 are expected to be approximately $169 million. The breakdown of 1996 actual and 1997-2001 estimated capital project expenditures by segment is as follows:

                                 1996       1997     1997-2001
                                 ----       ----     ---------
                                         (in millions)
  Electric utility                $38        $25        $127
  Health services                  16          6          18
  Manufacturing                     5          4          12
  Other business operations         5          4          12

In addition to these capital requirements, funds totaling approximately $84,808,000 will be needed during the five-year period 1997 through 2001 to retire First Mortgage Bonds and other long-term obligations, including subsidiary long-term obligations, at maturity and through sinking fund payments.

Capital Resources: Financial flexibility is provided by unused lines of credit, financial coverages in excess of the minimum levels required for issuance of securities, and strong credit ratings.

On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to $50,000,000 of its debt securities, which may be sold from time to time in one or more series, the proceeds of which will be used to repay short-term and other indebtedness, to redeem one or more of the outstanding series of the Company's First Mortgage Bonds and for general corporate purposes.

On August 30, 1996, the Company also filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 1,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which will permit shares purchased by shareholders, employees, or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market. In December 1996 the Company began issuing newly issued common shares to fulfill the requirements of the Plan, resulting in the issuance of 34,516 common shares and proceeds to the Company of $1,130,000 in 1996. The Company estimates that it could raise approximately $6 million per year in new capital if new issue common shares are used to fulfill all requirements of the Plan in 1997 and beyond. Proceeds from newly issued common shares will be used for general corporate purposes.

The Company also plans to fulfill part of the share purchase requirements of its leveraged employee stock ownership plan (ESOP) in 1997, and possibly in 1998, and 1999, with newly issued common shares, which could provide the Company with up to $2.8 million of capital each year.

As of December 31, 1996, unused credit lines totaling $21.7 million were available to meet interim financing of working capital and other capital requirements, if needed. The Company had $25,600,000 in short-term borrowings outstanding as of December 31, 1996. The subsidiary companies had $7 million of credit lines in use at December 31, 1996, classified as current maturities and long-term debt. (See note 9 to financial statements for further information.)

During 1996 the Company's coverage ratios declined slightly from 1995 levels. The fixed charge coverage ratio after taxes was 3.0 for 1996, as compared to 3.2 in 1995. The long-term debt interest coverage ratio before taxes was 3.9 for 1996, as compared to 4.3 in 1995. The Company expects these coverages to increase slightly in 1997.

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

As of December 31, 1996, the Company had the capacity under its Indenture of Mortgage to issue an additional $138 million principal amount of First Mortgage Bonds.


Results of operations:

Electric operations:

Otter Tail Power Company provides electrical service to nearly 125,000 customers in a service territory of over 50,000 square miles.

Operating revenues
------------------
The change in revenues may be summarized as follows:

                                  Revenue increase(decrease)
                                        from prior year
                                  1996       1995       1994
                                 ------     ------     ------
                                        (in thousands)
  Volume variance (1)           $  (499)   $ 5,419    $ 6,979
  Price variance (2)             (3,985)    (1,517)      (492)
  Other                             (96)     1,211         35
                                -------    -------    -------
    Total Electric              $(4,580)   $ 5,113    $ 6,522

(1) Derived for each customer class by multiplying year-to-year change in units sold by the average revenue per kwh for the prior year.

(2) Derived for each customer class by multiplying the year-to-year change in average revenue per kwh by the units sold during the year.

The 1996 volume variance was mainly due to a decrease in noncontractual power pool kwh sales partially offset by a 4% increase in retail kwh sales. A number of factors contributed to the decrease in noncontractual power pool sales. Midcontinent Area Power Pool (MAPP) transmission service charges have made it less economical to ship energy over long distances. The summer of 1996 was milder than the summer of 1995 and high water levels in the summer of 1996 furnished MAPP's hydro generators with an excess of low-priced electricity to market. In addition to external factors, lower plant availability in 1996 due to scheduled outages at both Hoot Lake Unit 3 and Big Stone Plant also contributed to the decrease in noncontractual power pool sales.

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

Heating degree days, which generally correlate to increases or decreases in usage by residential customers, were 10,349 for 1996, 9,326 for 1995, and 9,204 for 1994. The average revenue per retail kilowatt-hour was 5.35 cents in 1996, 5.45 cents in 1995, and 5.50 cents in 1994.

The 1996 price variance relates to lower fuel costs at Big Stone Plant being passed on to customers through the cost of energy adjustment clause and lower rates charged to one of the Company's largest industrial customers under the Company's recently developed Large General Service Time-of-Use Rider.

The 1995 price variance was primarily attributed to residential and commercial sales, sales to a large industrial customer, and the cost of energy adjustment clause. The negative variance in these categories was partially offset by a positive price variance in contractual power pool sales. The increase in contractual power pool sales revenue per kwh sold resulted from spreading a fixed demand charge over a decrease in kwh sales.

The 1994 price variance was essentially due to increased sales to industrial customers and increased contractual power pool sales. The decrease in contractual power pool sales revenue per kwh sold resulted from spreading a fixed demand charge over an increase in kwh sales.

The change in electric revenue attributed to factors other than price and volume variances in 1996 reflects an increase in conservation program revenues recognized in 1996, offset by a decrease of $614,000 in North Dakota unbilled revenues as a result of the three year phase-in period for the initial recognition of these revenues ending in 1995. (See note 1 to financial statements for further information.) The increase in electric revenue related to other factors in 1995 reflects an increase in unbilled revenue of $388,000 over 1994 and the initial recognition of conservation program revenues and wheeling service fees in 1995.

Expenses
--------
The percentage changes in operating expenses may be summarized as follows:

                                Percentage increase (decrease)
                                        from prior year
                                  1996       1995       1994
                                  ----       ----       ----
  Production fuel                 (12)        (2)         3
  Purchased power                  (7)         7          5
  Electric operation expenses       3         13          2
  Electric maintenance              8        (11)         6
  Depreciation and amortization     2          3          4
  Property taxes                    8         (6)         6

Production fuel and purchased power expense
-------------------------------------------
The 12% decrease in production fuel expense in 1996 was the result of declines in fuel expenses at all three of the Company's major power plants due to decreases in fuel costs per kwh at Big Stone and Hoot Lake and decreases in net generation at Big Stone and Coyote. Two factors contributing to the decrease in system wide generation in 1996 were lower demand as a result of fewer noncontractual power pool sales and scheduled maintenance shutdowns at Hoot Lake and Big Stone Plants. In 1995 the cost of steam production fuel per kwh generated decreased by 4.1% while the total kwhs generated increased by 1.6%, which, in combination, contributed to the 2% decrease in 1995 production fuel expense compared to 1994. The decrease in fuel cost per unit of generation in 1996 and 1995 resulted mainly from switching fuels at Big Stone Plant from lignite to higher-Btu subbituminous coal in August 1995. The 3% increase in production fuel in 1994 resulted chiefly from a 3.2% increase in generation.

The 7% decrease in purchased power in 1996 reflects a 45% decrease in kwh purchases for resale partially offset by a 21% increase in purchases for system use. The decrease in purchases for resale correlates to the decrease in noncontractual power pool sales. The purchase of replacement generation for planned plant outages was the major factor contributing to the increase in purchases for system use. The 7% increase in purchased power in 1995 was due to increased kwh purchases for system use, which correlates to the increase in retail sales. Purchased power increased 5% in 1994 essentially because of an increase in cost per kwh purchased. The bulk of the increase in cost per kwh purchased resulted from an increase in replacement generation cost for plant outages.

The increase or decrease in fuel and purchased power costs arising from changing prices results in adjustments to the Company's rate schedules through the cost of energy adjustment clause. Over the last five years this has resulted in savings of nearly $39 million to the Company's customers.

Electric operation and maintenance expenses
-------------------------------------------
The 3% increase in electric operation expenses for 1996 was mainly due to increased benefit costs resulting from revised actuarial assumptions for the Company's Executive Survivor and Supplemental Retirement Plan (see note 8 to financial statements for further information) and increased payments for contracted services offset by a decrease in economic development expenditures that were lower than the increased levels recorded in 1995.

The increase in electric operating expense of 13% in 1995 was primarily due to a settlement with the Minnesota Public Utilities Commission requiring recovery of Conservation Improvement Program costs in current rates starting in 1995 and an increase in postretirement health-care benefit costs resulting from a plan amendment which reduces the health insurance contribution requirements for surviving spouses of retired employees. (See notes 3 and 8 to financial statements for further information.) Storm-related expenses in the summer and fall of 1995 along with 1995 economic development expenditures and wage and salary increases also contributed to the increase in electric operating expense.

The 1994 increase of 2% in electric operating expense resulted principally from increases in customer account expenses and payroll expenses.

The majority of the increase in electric maintenance expense of 8% in 1996 was due to increased production plant maintenance expenses. Hoot Lake Unit 3 was down for scheduled maintenance in February and March of 1996 and had a turbine rebuild and steam chest replacement in July 1996. Big Stone Plant underwent a scheduled ten-week major overhaul in September, October and November of 1996.

The 11% decrease in electric maintenance expense in 1995 was mainly due to significant reductions in power plant maintenance expenses. Coyote Plant, which had a major overhaul in the spring of 1994 but no major overhauls in 1995, was the primary contributor to the reduction in maintenance expenses. Lower maintenance expenses on Hoot Lake Plant Unit 2, which underwent major repairs in the summer of 1994, also contributed to the decrease.

The increase in electric maintenance expense of 6% in 1994 was due to increases in production and distribution maintenance. Production maintenance increased because of boiler repairs at Coyote Plant. Distribution maintenance increased due to more tree-trimming expenses.

Depreciation and amortization
-----------------------------
The increases in depreciation and amortization expense of 2% in 1996, 3% in 1995 and 4% in 1994 were attributable to additions to plant in service from capital expenditures.

Property taxes
--------------
The 8% increase in property taxes in 1996 was due to a 10% increase in the assessed value of the Company's South Dakota utility property compounded by a 14% increase in the mill rates applied to that property. The 6% decrease in property taxes in 1995 was mainly due to decreased property tax rates in Minnesota and valuation decreases in South Dakota. The increase in property taxes of 6% for 1994 was due to property additions and increased mill rates.


Health services operations:

Health services operations include businesses which are involved in the sale, service, rental, refurbishing, and operation of medical imaging equipment and the sale of related supplies and accessories to various medical institutions, primarily in the Midwest. Initial acquisitions of businesses in this segment were made in 1993. Two companies were acquired in 1996: one in February, and a second more significant acquisition in April. (See note 2 to financial statements for more information.)

                                  1996       1995       1994
                                 ------     ------     ------
                                        (in thousands)
  Operating revenues            $61,697    $50,896    $45,555
  Cost of goods sold             40,224     31,576     28,690
  Operating expenses             16,336     15,739     14,379
                                -------    -------    -------
    Operating income            $ 5,137    $ 3,581    $ 2,486

The increases in health services revenue of 21% and cost of goods sold of 27% in 1996, as compared to 1995, were due to acquisitions of two health services companies. The 12% increase in health services operating revenues in 1995 was due to increased sales of medical equipment in 1995 compared to 1994. The acquisition of three additional diagnostic imaging companies in January 1995 also contributed to the increase in operating revenues. The increase in cost of goods sold in 1995 compared to 1994 was directly related to the 1995 increase in equipment sales.


Manufacturing operations:

Manufacturing operations is made up of businesses involved in the production of agricultural equipment, plastic pipe extrusion, and metal parts stamping and fabrication. Initial acquisitions of businesses in this segment were made in 1990. No additional companies were acquired in 1996.

                                  1996       1995       1994
                                 ------     ------     ------
                                        (in thousands)
  Operating revenues            $56,868    $38,690    $13,083
  Cost of goods sold             43,745     29,884      9,167
  Operating expenses              7,700      5,536      1,475
                                -------    -------    -------
    Operating income            $ 5,423    $ 3,270    $ 2,441

The 47% increase in manufacturing operating revenues in 1996 reflects revenues from Northern Pipe Products, acquired in October of 1995, and increased sales at BTD Manufacturing. The 46% increase in manufacturing cost of goods sold and 39% increase in operating expenses in 1996 were directly related to the increase in manufacturing revenue. The increases in 1995 operating revenues and 1995 cost of goods sold and operating expenses resulted principally from the acquisitions of Northern Pipe Products and BTD Manufacturing in 1995 and sales in expanded product lines of companies acquired prior to 1995.


Other business operations:

The Company's other business operations include a telephone utility and businesses involved in electrical and telephone construction contracting, radio broadcasting, and waste incinerating. In 1996 the Company's subsidiary, Mid-States Development, Inc., acquired four radio stations, and the Company's telecommunications subsidiary, North Central Utilities, Inc.
(NCU), acquired two small cable TV systems. On January 2, 1997, NCU acquired The Peoples Telephone Co. of Bigfork (Peoples) in a pooling-of-interests transaction. Peoples, with 1,903 access lines serving five communities in Northern Minnesota, had 1996 revenues of $1.6 million. (See note 2 to financial statements for more information.)

                                  1996       1995       1994
                                 ------     ------     ------
                                        (in thousands)
  Operating revenues            $43,829    $32,818    $29,276
  Cost of goods sold             28,297     18,954     16,903
  Operating expenses             13,145     10,333      9,247
                                -------    -------    -------
    Operating income            $ 2,387    $ 3,531    $ 3,126

The 34% increase in operating revenue in 1996, as compared to 1995, reflects material cost pass through billings by the Company's construction subsidiaries on material intensive jobs. The increase in material costs billed is also reflected in the 49% increase in cost of goods sold from other business operations. The increase of 27% in 1996 operating expenses as compared to 1995 was due to increased construction activity and non-recurring expenses associated with the acquisition of four radio stations in 1996. (See note 2 to financial statements for more information.)

Operating revenues increased 12% in 1995, of which half was attributable to increased construction revenues related to material cost billings on large projects with a commensurate increase in cost of goods sold. The remaining increases in revenues and operating income were due to modest contributions from all other businesses in 1995.

Consolidated other income and deductions--net:

The increase in other income and deductions--net in 1996, as compared to 1995, reflects a reduction in miscellaneous expenses at the health services subsidiaries in 1996 and losses on marketable securities recognized in 1995 related to the Company's preferred stock investment program which ended in October of 1995.

Consolidated interest charges:

Interest charges increased 10% in 1996 as a result of increased debt at the Company's subsidiaries due to acquisitions and growth and to an increase in the use of short-term debt at the parent-company level. Interest charges increased 11% in 1995 due to new business acquisitions.

Consolidated income taxes:

The 13% decrease in income taxes in 1996, compared to 1995, was the result of net capital losses realized in 1995 on the sale of marketable securities not generating tax savings, the initial recording of affordable housing tax credits in 1996, and reversal of taxes previously deferred at rates higher than current tax rates. (See note 11 and "Investments" under note 1 to financial statements for more information.)

Impact of inflation:

For an electric utility, the regulatory process limits the amount of depreciation expense included in the Company's revenue allowance and limits electric utility plant in the rate base to original cost. Such amounts produce cash flows that are inadequate to replace such property in the future or preserve the purchasing power of common equity capital previously invested. Under continuation of the current regulatory process, the Company expects that it will be able to establish rates that will cover the increased costs of new plant when such costs are incurred. The Company operates under regulatory provisions that allow price increases in the cost of fuel and purchased power to be passed to customers through automatic adjustments to its rate schedules under the cost of energy adjustment clause. For the past eight years this has resulted in lower retail electric rates. Other increases in the cost of electric service must be recovered through timely filings for rate relief with the appropriate regulatory agency.

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

Growth in electric sales will be subject to a number of factors, including the volume of power pool sales to other utilities, the effectiveness of demand-side management programs, weather, competition, and the rate of economic growth or decline in the Company's service area. The Company's electric business is primarily dependent upon the use of electricity by customers in our service area. Percentage changes in the Company's electric kwh sales to retail customers over the prior year for the last three years were increases of 4.0% in 1996, 3.4% in 1995, and 3.6% in 1994.

Market factors beyond the Company's control such as mergers and acquisitions, geographical location, transmission costs and uncertainty about the impact of deregulation may contribute to a continued decline in noncontractual power pool sales. However, the relative effect of the decrease in noncontractual power pool sales on earnings is less than its proportionate effect on the decrease in electric revenues due to the relatively low margin of profits on these sales.

Rates of return earned on utility operations are subject to review by the various state commissions that have jurisdiction over the electric rates charged by the Company. These reviews may result in future revenue reductions when actual rates of return are deemed by regulators to be in excess of allowed rates of return.

Demand-side management
----------------------
Demand-side management (DSM) efforts will continue in all jurisdictions served by the Company. The goal of DSM is to encourage the wise and efficient use of electricity by customers. Currently, Minnesota is the only jurisdiction that mandates investments in DSM.

In 1994 the Company filed a petition with the Minnesota Public Utilities Commission (MPUC) for approval of an annual recovery mechanism for DSM-related costs under Minnesota's Conservation Improvement Programs (CIP).
An intervenor on behalf of the Large General Service Group filed comments against the petition and requested the MPUC to order a general rate case to review the Company's earnings levels. In the interest of rate stability the Company reached an agreement, which was approved by the MPUC, resulting in costs to the Company of approximately $2.2 million each year for three years being absorbed in current rates starting in 1995.

In 1996 the MPUC approved the Company's 1995 financial incentive filing along with a 1.25% surcharge on all Minnesota customers' bills starting on July 1, 1996, for the recovery of conservation-related costs over and above those being recovered in current rates. The approved surcharge in effect from July 1, 1995, through June 30, 1996, was .5030%. The surcharge approvals resulted in earnings of approximately $655,000 in 1996 and $620,000 in 1995 due to recognition of revenue related to CIP impacts on 1996, 1995, and 1994 energy consumption. The current surcharge rate will be in place until June 30, 1997, when it will be revised for subsequent years' program results.

Energy adjustment clause
------------------------
The Company began purchasing subbituminous coal for Big Stone Plant in August 1995 under a new coal contract that runs through December 1999. Price reductions, in addition to plant efficiency gains due to switching from lignite to higher-Btu subbituminous coal, have resulted in cost reductions. The majority of these reductions have been, and continue to be, passed on to retail electric customers through the cost of energy adjustment clause, which enhances the Company's competitive position.

In November 1995 the Company and two other Coyote Plant partners initiated a lawsuit against Knife River Coal Mining Company and its parent, MDU Resources Group, in an attempt to resolve disputes over the pricing mechanism included in the Coyote coal agreement. The case has been remanded to arbitration to determine if the items under dispute are arbitrable. Any fuel cost savings that may result from resolution of this dispute will be passed on to customers through the cost of energy adjustment clause.

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

The Company's plants are not subject to the Act's phase one requirements. Phase two standards of the Act must be met by the year 2000. The Company intends that Big Stone Plant will maintain current levels of operation and meet phase two requirements for sulfur dioxide emissions by burning subbituminous coal, which is much lower in sulfur emissions than lignite. As stated previously, Big Stone Plant's new coal contract expires at the end of 1999. The cost of subbituminous coal in 2000 and beyond will probably be higher than the current market price but will likely not adversely affect the Company's power plant operations. Under recently proposed regulations, modifications would be required at Big Stone Plant by 2000 to satisfy proposed nitrogen oxide emission standards. The Company is a member of the Utility Air Regulatory Group (UARG), which has filed a petition in Federal Court for reconsideration of the standards based on inconsistencies in current laws. Compliance costs will depend on the regulations that are ultimately adopted and the cost of available technologies.

The Company's Coyote Plant is equipped with sulfur dioxide removal equipment. Compliance with the phase two requirements is not expected to significantly impact operations at that plant. Hoot Lake Plant already uses low-sulfur subbituminous coal. Minor modifications may be required at Hoot Lake Plant to meet the phase two nitrogen oxide emission requirements by 2000.

Competition
-----------
In 1995 the Federal Energy Regulatory Commission (FERC) issued a Notice of Proposed Rulemaking (NOPR) to promote competition and deregulation in wholesale electric markets by requiring owners of transmission facilities to offer nondiscriminatory open-access transmission and ancillary services to wholesale sellers and purchasers of electric energy in interstate commerce. On April 24, 1996, the FERC issued two final rules, Order Nos. 888 and 889, which may have a potentially significant impact on wholesale markets.

Order No. 888, effective July 9, 1996, requires electric utilities and other transmission users to abide by comparable terms, conditions and pricing in transmitting power. The Company filed its initial transmission tariff on July 9, 1996, as required by Order No. 888. A revised rate schedule will become effective in the first quarter of 1997.

Order No. 889, which became effective January 3, 1997, requires public utilities to implement Standards of Conduct and an Open Access Same-Time Information System (OASIS). These rules require transmission personnel to provide information about their transmission systems to all customers, including their associates within their respective companies, through the OASIS.

The state utility commissions in Minnesota and North Dakota are currently investigating the impact of electric utility industry restructuring and the prospects for reregulation and retail competition in their respective jurisdictions. To date, the MPUC and the NDPSC have issued no new policies or rulemakings regarding this issue. The South Dakota PUC has not taken any action with regards to industry restructuring or retail competition.

The Company is taking a number of steps to position itself for success in a competitive marketplace. It has initiated the process of functionally unbundling its generation, transmission, distribution and energy services operations by setting up distinct separate business units in each of these areas. The Company is developing the necessary accounting systems to capture costs and determine the profitability of each of these units and to identify areas for improvement and opportunities for increased profitability. The Company is establishing an energy services business unit to promote the energy related products and services that have always been offered to its customers and to develop new products and services to be offered to current and potential customers in order to distinguish itself from the competition.

As the electric industry evolves and becomes more competitive, the Company believes it is well positioned to maintain its customer base and may have opportunities to increase its market share. The Company's generation capacity appears poised for competition due to unit heat rate improvements and reductions in fuel and freight costs. A comparison of the Company's electric retail rates with the rates of other investor-owned utilities, cooperatives, and municipals in the states the Company serves indicates that its rates are competitive. In addition, the Company would attempt more flexible pricing strategies under an open, competitive environment.

The year 2000 (millennium) bug
------------------------------
The Company does not expect to incur significant costs over the next three years to modify software programs to accommodate the year 2000 because coding standards used when the programs were written have enabled the Company to programmatically identify and locate the code that needs to be changed on all programs written in-house. The Company anticipates that it will be able to cover any conversion costs within current operating budget levels. Additionally, the Company has replaced or is in the process of updating or replacing a number of its financial application and other operating programs within the normal course of business. The new software will accommodate the millennium change.

Diversification
---------------
The Company continues to investigate acquisitions of additional businesses (both utility and nonutility) and expects continued growth in this area. The success of these businesses and any future business purchases will affect future earnings.

Quadrant Co., the Company's waste incineration subsidiary, continues to provide primary service to one of its two steam customers under an agreement which can be terminated by either party upon one year's prior written notice. Quadrant is currently providing backup service to its other steam customer under an agreement that commenced on June 1, 1996 and terminates on May 31, 1998, subject to earlier termination by either party upon 90 days' written notice. Quadrant also continues to burn municipal solid waste for three Minnesota counties under a contract extension which expires April 1, 1997. Two Minnesota counties, representing about 40% of Quadrant's processing capacity, did not renew or extend their contracts for waste incineration which expired in September 1996.

Quadrant is in the process of negotiating new waste incineration agreements with the remaining counties and is pursuing additional incineration contracts. New pollution rules for Minnesota municipal waste incinerators have recently been issued. The costs to be in compliance with the new rules by the year 2000, combined with a decline in future revenues from decreased steam sales and the loss of the two counties' waste streams threaten the economic viability of the plant. Quadrant is currently generating positive cash flows from the operation of its plant, which had a net undepreciated book value of approximately $3.2 million on December 31, 1996. However, the outcome of current incineration contract negotiations could result in an impairment issue under SFAS 121. Prospects for new incineration contracts are positive but the range of prices being considered results in a wide variance in estimates of future cash flows, making it impossible to accurately calculate an impairment value at this time.

The majority of the subsidiary companies' long-term debt is variable interest rate debt. Any increase in prime lending rates would result in increased interest expense and have a negative impact on future earnings.

Accounting pronouncements
-------------------------
In March 1995 the Financial Accounting Standards Board issued SFAS 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which became effective for the Company's financial statements in 1996. The nature of utility regulation generally provides for the recovery of amounts invested in utility assets used to serve customers, over a specified period of time, through approved service rates and allowed rates of return on rate base. Currently, most of the Company's utility revenues are subject to regulation. The Company has determined that the carrying amounts of all its long-lived assets and identifiable intangibles at December 31, 1996, for both its utility and subsidiary operations are recoverable through expected future cash flows from the use of those assets.

In October 1995 the Financial Accounting Standards Board issued SFAS 123 - Accounting for Stock-Based Compensation, which became effective for the Company's financial statements in 1996. The statement establishes financial accounting and reporting standards for stock-based employee compensation. As of December 31, 1996, the Company had no stock-based employee compensation programs that are subject to SFAS 123 reporting requirements.

Cautionary Statements for Purposes of the Safe Harbor
Provisions of the Private Securities Litigation Reform Act of 1995
------------------------------------------------------------------
The information in this annual report includes forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements are set forth above under "Factors affecting future earnings." Other risks and uncertainties may be detailed from time to time in the Company's future Securities and Exchange Commission filings.



                         Independent Auditors' Report

To the Shareholders of Otter Tail Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Power Company and its subsidiaries (the Company) as of December 31, 1996, and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996, and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP




January 29, 1997
Minneapolis, Minnesota



Otter Tail Power Company

Consolidated Balance Sheets, December 31                              1996        1995
----------------------------------------------------------------------------------------
                                                                       (in thousands)
                                         Assets
Plant:
  Electric plant in service                                         $742,065    $715,305
  Subsidiary companies                                                93,975      54,266
                                                                    --------    --------
    Total                                                            836,040     769,571
  Less accumulated depreciation and amortization                     327,672     308,174
                                                                    --------    --------
                                                                     508,368     461,397
  Construction work in progress                                       11,470      16,285
                                                                    --------    --------
    Net plant                                                        519,838     477,682
                                                                    --------    --------

Investments                                                           19,880      12,716
                                                                    --------    --------
Intangibles--net                                                      21,954      18,902
                                                                    --------    --------
Other assets                                                           6,553       7,732
                                                                    --------    --------
Current assets:
  Cash and cash equivalents                                            1,229       1,867
  Temporary cash investments                                              --       2,208
  Accounts receivable:
    Trade (less accumulated provision for uncollectible accounts:
     1996, $690,000; 1995, $398,000)                                  32,590      31,184
    Other                                                              5,018       8,276
  Materials and supplies:
    Fuel                                                               3,220       3,322
    Inventory, materials and operating supplies                       23,778      19,408
  Deferred income taxes                                                4,550       3,754
  Accrued utility revenues                                             5,349       4,328
  Other                                                                4,537       4,427
                                                                    --------    --------
    Total current assets                                              80,271      78,774
                                                                    --------    --------
Deferred debits:
  Unamortized debt expense and reacquisition premiums                  4,270       4,687
  Regulatory assets                                                    5,866       5,727
  Other                                                                3,655       2,976
                                                                    --------    --------
    Total deferred debits                                             13,791      13,390
                                                                    --------    --------
      Total                                                         $662,287    $609,196
                                                                    ========    ========

See accompanying notes to consolidated financial statements.


Otter Tail Power Company

Consolidated Balance Sheets, December 31                              1996        1995
----------------------------------------------------------------------------------------
                                                                       (in thousands)
                                      Liabilities
Capitalization (page 38):
  Common shares, par value $5 per share -- authorized, 25,000,000
   shares; outstanding, 1996 11,214,652; 1995 11,180,136 shares     $ 56,073    $ 55,901
  Premium on common shares                                            31,271      30,335
  Retained earnings                                                  105,882      98,006
                                                                    --------    --------
    Total                                                            193,226     184,242

  Cumulative preferred shares:
    Subject to mandatory redemption                                   18,000      18,000
    Other                                                             20,831      20,831
  Long-term debt                                                     160,492     168,261
                                                                    --------    --------
    Total capitalization                                             392,549     391,334
                                                                    --------    --------
Current liabilities:
  Short-term debt                                                     25,600          --
  Sinking fund requirements and current maturities                    42,136      13,733
  Accounts payable                                                    26,587      27,828
  Accrued salaries and wages                                           3,847       3,703
  Federal and state income taxes accrued                               2,031         393
  Other taxes accrued                                                 12,043      11,356
  Interest accrued                                                     3,622       3,509
  Other                                                                2,822       6,752
                                                                    --------    --------
    Total current liabilities                                        118,688      67,274
                                                                    --------    --------

Noncurrent liabilities                                                16,688      13,498
                                                                    --------    --------

Commitments (note 6)                                                      --          --
                                                                    --------    --------
Deferred credits:
  Accumulated deferred income taxes                                   98,498      99,398
  Accumulated deferred investment tax credit                          19,818      20,994
  Regulatory liabilities                                              13,283      14,500
  Other                                                                2,763       2,198
                                                                    --------    --------
    Total deferred credits                                           134,362     137,090
                                                                    --------    --------
      Total                                                         $662,287    $609,196
                                                                    ========    ========

See accompanying notes to consolidated financial statements.


Otter Tail Power Company

Consolidated Statements of Income
For the Years Ended December 31                           1996        1995        1994
----------------------------------------------------------------------------------------
                                                (in thousands, except per share amounts)
Operating revenues:
  Electric                                              $199,345    $203,925    $198,812
  Health services                                         61,697      50,896      45,555
  Manufacturing                                           56,868      38,690      13,083
  Other business operations                               43,829      32,818      29,276
                                                        --------    --------    --------
    Total operating revenues                             361,739     326,329     286,726

Operating expenses:
  Production fuel                                         27,913      31,559      32,311
  Purchased power                                         28,378      30,591      28,717
  Electric operation and maintenance expenses             66,401      63,777      59,409
  Cost of goods sold                                     112,266      80,414      54,760
  Other nonelectric expenses                              34,126      29,111      22,842
  Depreciation and amortization                           22,904      21,909      21,190
  Property taxes                                          11,525      10,670      11,318
                                                        --------    --------    --------
    Total operating expenses                             303,513     268,031     230,547

Operating income:
  Electric                                                45,279      47,916      48,126
  Health services                                          5,137       3,581       2,486
  Manufacturing                                            5,423       3,270       2,441
  Other business operations                                2,387       3,531       3,126
                                                        --------    --------    --------
    Total operating income                                58,226      58,298      56,179

Other income and deductions -- net                         2,370       1,881       1,864
Interest charges                                          16,601      15,075      13,687
                                                        --------    --------    --------
Income before income taxes                                43,995      45,104      44,356
Income taxes                                              14,040      16,159      15,881
                                                        --------    --------    --------
Net income                                                29,955      28,945      28,475
Preferred dividend requirements                            2,358       2,358       2,358
                                                        --------    --------    --------
Earnings available for common shares                    $ 27,597    $ 26,587    $ 26,117
                                                        ========    ========    ========
Average number of common shares outstanding               11,182      11,180      11,180
Earnings per average common share                          $2.47       $2.38       $2.34
Dividends per common share                                 $1.80       $1.76       $1.72

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings
For the Years Ended December 31                           1996        1995        1994
----------------------------------------------------------------------------------------
                                                                 (in thousands)
Retained earnings at beginning of year                  $ 98,006    $ 90,412    $ 84,209
Net income                                                29,955      28,945      28,475
Other                                                        403         684        (684)
                                                        --------    --------    --------
  Total                                                  128,364     120,041     112,000
                                                        --------    --------    --------
Dividends paid:
  Cumulative preferred shares at required annual rates     2,358       2,358       2,358
  Common shares                                           20,124      19,677      19,230
                                                        --------    --------    --------
    Total                                                 22,482      22,035      21,588
                                                        --------    --------    --------
Retained earnings at end of year                        $105,882    $ 98,006    $ 90,412
                                                        ========    ========    ========

See accompanying notes to consolidated financial statements.


Otter Tail Power Company

Consolidated Statements of Cash Flows
For the Years Ended December 31                                        1996       1995       1994
---------------------------------------------------------------------------------------------------
                                                                             (in thousands)
Cash flows from operating activities:
  Net income                                                         $ 29,955   $ 28,945   $ 28,475
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization                                      34,788     28,602     25,899
    Deferred investment tax credit--net                                (1,177)    (1,177)    (1,347)
    Deferred income taxes                                              (5,276)       751      1,386
    Change in deferred debits and other assets                          3,679     (1,792)    (1,016)
    Change in noncurrent liabilities and deferred credits               3,389      4,560      1,016
    Allowance for equity (other) funds used during construction          (325)      (229)      (146)
    (Gain)/loss on investments in and disposal of noncurrent assets       308        946       (201)
  Cash provided by (used for) current assets and current liabilities:
    Change in receivables, materials, and supplies                        660     (1,035)   (10,712)
    Change in other current assets                                       (957)    (1,349)      (339)
    Change in payables and other current liabilities                      548      1,436      6,720
    Change in interest and income taxes payable                         1,553     (1,581)     2,097
                                                                     --------   --------   --------
      Net cash provided by operating activities                        67,145     58,077     51,832
                                                                     --------   --------   --------
Cash flows from investing activities:
  Gross capital expenditures                                          (63,951)   (37,134)   (30,411)
  Proceeds from disposal of noncurrent assets                           4,649      2,417      2,574
  Purchase of subsidiaries, net of cash acquired                      (10,006)    (5,808)      (286)
  Change in temporary cash investments                                  2,208     (1,817)        60
  Change in marketable securities and other investments               (10,609)    13,151     (1,630)
                                                                     --------   --------   --------
    Net cash used in investing activities                             (77,709)   (29,191)   (29,693)
                                                                     --------   --------   --------
Cash flows from financing activities:
  Change in short-term debt---net issuances                            25,600     (2,900)     2,900
  Proceeds from issuance of long-term debt                            117,083     54,482      6,433
  Proceeds from issuance of common stock                                1,130         --         --
  Payments for debt and common stock issuance expense                     (22)        --        (56)
  Payments for retirement of long-term debt                          (111,383)   (58,418)   (11,784)
  Dividends paid                                                      (22,482)   (22,035)   (21,588)
                                                                     --------   --------   --------
    Net cash used In financing activities                               9,926    (28,871)   (24,095)
                                                                     --------   --------   --------
Net change in cash and cash equivalents                                  (638)        15     (1,956)
Cash and cash equivalents at beginning of year                          1,867      1,852      3,808
                                                                     --------   --------   --------
Cash and cash equivalents at end of year                             $  1,229   $  1,867   $  1,852
                                                                     ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amount capitalized)                             $ 16,375   $ 14,160   $ 13,160
    Income taxes                                                     $ 18,759   $ 18,286   $ 14,058

See accompanying notes to consolidated financial statements.


Otter Tail Power Company

Consolidated Statements of Capitalization, December 31                1996        1995
----------------------------------------------------------------------------------------
                                                                       (in thousands)

Total common shareholders'  equity                                  $193,226    $184,242

Cumulative preferred shares -- without par value (stated and liquidating value $100 a share) -- authorized 1,500,000 shares;
   outstanding:
    Series subject to mandatory redemption
      $6.35, 180,000 shares; 9,000 shares due 2002-06;
                             135,000 shares due 2007                  18,000      18,000
                                                                    --------    --------
        Total                                                         18,000      18,000
                                                                    --------    --------
    Other series:
      $3.60, 60,000 shares                                             6,000       6,000
      $4.40, 25,000 shares                                             2,500       2,500
      $4.65, 30,000 shares                                             3,000       3,000
      $6.75, 40,000 shares                                             4,000       4,000
      $9.00, 53,311 shares                                             5,331       5,331
                                                                    --------    --------
        Total other preferred                                         20,831      20,831
                                                                    --------    --------
Cumulative preference shares -- without par value, authorized
 1,000,000 shares; outstanding: none

Long-term debt:
  First mortgage bond series:
    8.75%, due December 15, 1997                                      18,800      19,000
    7.25%, due August 1, 2002                                         19,200      19,400
    7.625%, due February 1, 2003                                       9,240       9,360
    8.75%, due September 15, 2021                                     19,000      19,200
    8.25%, due August 1, 2022                                         28,800      29,100
    Pollution control series:
      6.10-6.80%, due February 1, 2006, Big Stone project              5,427       5,487
      8.125%, due August 1, 2009, Coyote project, series B               830         840
      6.10-6.90%, due February 1, 2019, Coyote project                21,734      21,969
                                                                    --------    --------
        Total                                                        123,031     124,356

  Subsidiary and other long-term debt:
    Long-term lease obligation (5.625% pollution control revenue
     bonds due July 1, 1998)                                           2,200       2,200
    Industrial development refunding revenue bonds
     5.00% due December 1, 2002                                        3,010       3,010
    Pollution control refunding revenue bonds
     variable 4.20% at December 31, 1996, due December 1, 2012        10,400      10,400
    Industrial development revenue bond (Quadrant Co. project)            --         200
    Obligations of Mid-States Development, Inc.
     rates 2.90%  to 11.38% at December 31, 1996                      56,606      33,496
    Obligations of North Central Utilities, Inc.
     variable 6.90% to 7.05% at December 31, 1996                      8,026       9,013
    Other                                                                  1           8
                                                                    --------    --------
      Total                                                          203,274     182,683
  Less:
    Current maturity                                                  41,011      12,408
    Sinking fund requirement                                           1,125       1,325
    Unamortized debt discount and premium -- net                         646         689
                                                                    --------    --------
      Total long-term debt                                           160,492     168,261
                                                                    --------    --------
Total capitalization                                                $392,549    $391,334
                                                                    ========    ========

See accompanying notes to consolidated financial statements.



Otter Tail Power Company
Notes to consolidated financial statements
For the three years ended December 31, 1996


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

   Plant, retirements, and depreciation -- Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. Repairs to property made necessary by storm damage are charged to the reserve therefor. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable property were 3.00% in 1996, 2.97% in 1995, and 2.98% in 1994.

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

   Jointly owned plants -- The consolidated financial statements include the Company's 53.9% and 35% ownership interests in the assets, liabilities and expenses of Big Stone and Coyote Plants, respectively. Amounts at December 31, 1996 and 1995, included in Plant in Service for Big Stone were $109,251,000 and $108,577,000, respectively, and the accumulated provision for depreciation and amortization was $59,078,000 and $62,486,000, respectively. Amounts at December 31, 1996 and 1995, included in Plant in Service for Coyote were $145,542,000 and $143,748,000, respectively, and the accumulated provision for depreciation and amortization was $58,436,000 and $54,441,000, respectively. The Company's share of direct expenses of the jointly owned plants in service is included in the corresponding operating expenses in the statement of income.

   Allowance for funds used during construction (AFC) -- AFC, a noncash item, is included in construction work in progress based on a composite rate that assumes that funds used for construction were provided by borrowed funds and equity funds. The AFC so included in construction work in progress will ultimately be included in the rate base used in establishing rates for utility services. The composite rate for AFC was 8.50% for 1996, 9.50% for 1995, and 10.25% for 1994.

   Income taxes -- Comprehensive interperiod income tax allocation is used for substantially all book and tax temporary differences. Deferred income taxes arise for all temporary differences between the book and tax basis of assets and liabilities. Deferred taxes are recorded using the tax rates scheduled by tax law to be in effect when the temporary differences reverse. The Company amortizes the investment tax credit over the estimated lives of the related property.

   Operating revenues -- Electric customers' meters are read and bills are rendered on a cycle basis. Prior to 1993 the Company in all of its jurisdictions recorded electric revenues based on billing dates. Effective January 1, 1993, due to a North Dakota Public Service Commission (NDPSC) order, the Company changed its method of revenue recognition in North Dakota from billing dates to energy delivery dates. (See note 3 for further information on the order.) The North Dakota unbilled revenue amount as of January 1, 1993, ($4.4 million) was amortized to electric revenues over 36 months as required by the order. The change in method of revenue recognition resulted in additional net income of $984,000 in 1995 and $751,000 in 1994. The impact on earnings per share was $.09 in 1995 and $.07 in 1994.

   The Company's rate schedules applicable to substantially all customers include a cost of energy adjustment clause under which the rates are adjusted to reflect changes in average cost of fuels and purchased power. Since July 1, 1995, rate schedules applicable to Minnesota customers also include a surcharge for recovery of conservation-related expenses: 1.25% as of July 1, 1996 and .5030% from July 1, 1995, through June 30, 1996. (See further discussion under note 3.)

   Health services' operating revenues on major equipment and installation contracts are recorded using the percentage-of-completion method. Amounts received in advance under customer service contracts are deferred and recognized on a straight-line basis over the contract period.

   Manufacturing operating revenues are recorded when products are shipped, when services are rendered, and on a percentage-of-completion basis for large items that are assembled over several months.

   Other business operations' operating revenues are recorded when services are rendered or products are shipped. In the case of construction contracts, the percentage-of-completion method is used.

   Storm damage reserve -- The Company is required under its Indenture of Mortgage to make annual provisions for storm damage of not less than .5% of gross electric operating revenues. Provisions for loss have been used in determining rates approved by the applicable regulatory commissions. Provisions for 1996, 1995, and 1994 were $1,247,000, $1,800,000, and $995,000, respectively; repairs charged to these reserves were $1,304,000, $1,597,000, and $1,269,000, respectively.
   Accrued liabilities included $1,003,000 and $1,060,000 for storm damage at December 31, 1996 and 1995, respectively.

   Employee incentive plan -- The Company has a gain sharing plan for the benefit of all electric utility company employees. The totals received by all electric utility company employees for 1996, 1995, and 1994 were $778,000, $870,000, and $1,314,000, respectively.

   Use of estimates -- In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, uncollectible accounts, environmental loss contingencies, unbilled revenues and actuarially determined benefit costs. As better information becomes available (or actual amounts are determinable) the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates. Recent changes in anticipated retirement ages have resulted in changes to actuarial assumptions used in the cost calculations for postretirement benefits related to the Company's Executive Survivor and Supplemental Retirement Plan. Also, the depreciable lives of certain plant assets are reviewed and, if appropriate, revised each year, as discussed previously. (See note 8 for more information on the effects of these changes in estimates.)

   Reclassifications -- Certain prior year amounts have been reclassified to conform to the 1996 presentation format. Such reclassification had no impact on net income and shareholders' equity.

   Cash equivalents -- The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents.

   Consolidated Statements of Cash Flows -- Excluded from the Consolidated Statements of Cash Flows, are the following noncash transactions. In September 1995 the Company recorded a $3.5 million passive investment in the form of a delayed equity contribution to a limited liability company. As of December 31, 1996 and 1995, $13,000 and $3,033,000,
   respectively, remained to be paid on the obligation. In 1995 the Company recorded an investment of $2 million in the form of a delayed equity contribution in a limited partnership that invests in tax-credit qualifying affordable housing. The $780,000 balance of the obligation remaining to be paid at December 31, 1995, was paid in the second quarter of 1996.

   Debt reacquisition premiums -- In accordance with regulatory treatment, the Company defers debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

   Investments -- At December 31, 1996 and 1995, the Company had noncurrent investments of $6,163,000 and $4,491,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments, accounted for under the equity method, provided the Company with tax credits of $593,000 and $92,000, in 1996 and 1995, respectively. At December 31, 1996, the Company had $820,000 invested in marketable equity securities classified as available-for-sale and recorded at market value. The balance of investments at December 31, 1996, consists of $8,722,000 in additional investments accounted for under the equity method, and $3,916,000 in financial instruments, primarily related to participation in economic development loan pools. The Company's temporary cash investments consist of money market funds recorded at cost, which approximates market. (See further discussion under note 10.)

   Inventories -- The electric operation inventories are reported at average cost. The health service, manufacturing and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

   Short-term debt -- The composite interest rate on short-term debt outstanding as of December 31, 1996, was 5.77%. The average interest rate paid on short-term debt during 1996 was 5.65%.

   Intangible assets -- The majority of the Company's intangible assets consist of goodwill associated with the acquisition of subsidiaries. Intangible assets are amortized on a straight-line basis over periods of 40 years for the telephone company and 15 years or less for all other intangibles. The Company periodically evaluates the recovery of intangible assets based on an analysis of undiscounted future cash flows. Total intangibles as of December 31 are as follows:

                                               1996        1995
                                             --------    --------
                                                (in thousands)
   Goodwill on telephone company              $ 7,749     $ 7,749
   Other intangible assets                     19,870      15,797
                                              -------     -------
     Total                                     27,619      23,546
   Less accumulated amortization                5,665       4,644
                                              -------     -------
     Intangibles-net                          $21,954     $18,902


2. Segment information

   The Company's wholly owned subsidiary Mid-States Development, Inc. (Mid-States) purchased a Montana-based supplier of X-ray supplies and accessories in February of 1996, a mobile medical diagnostic services company located in Bemidji, MN in April of 1996, and four radio stations
   located in the	Fargo, North Dakota/Moorhead, Minnesota, market area, two
   in June, one in October, and one in December 1996. Mid-States purchased two additional manufacturing companies and three small diagnostic imaging companies in 1995, and one additional business in 1994. Of the companies purchased in 1995, one manufacturing company and all three diagnostic imaging companies were purchased in January, and the other manufacturing company was purchased in October. The Company's telecommunications subsidiary North Central Utilities, Inc. (NCU) acquired two cable TV systems in 1996 that serve the communities of Milbank, South Dakota, and Carlos, Minnesota.

   In all acquisitions, the purchase method of accounting was used and the acquisitions would have had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share for 1996, 1995, and 1994. The total price for all businesses acquired was $11,060,000 in 1996, $10,820,000 in 1995, and $575,000 in 1994.

   On January 2, 1997, NCU completed the acquisition of The Peoples Telephone Co. of Bigfork (Peoples). The acquisition will be accounted for under the pooling-of-interests method. This acquisition will have no significant pro forma effect on the Company's operating revenues, net income, or earnings per share for 1996, 1995, and 1994.

   The Company's business operations, which are based mainly in Minnesota, North Dakota, and South Dakota, principally in the region known as the "Red River Valley of the North," are broken down into four segments. Electric operations includes the electric utility only. Health services operations consists of businesses involved in the sale, service, rental, refurbishing and operations of medical imaging equipment and the sale of related supplies and accessories to various medical institutions primarily in the Midwestern United States. Manufacturing operations includes production of agricultural equipment, plastic pipe, and fabricated metal parts. Other business operations consists of businesses diversified in such areas as electrical and telephone construction contracting, radio broadcasting, waste incinerating, and telecommunications. Information for the business segments for 1996, 1995 and 1994 is presented in the table below:

                                               1996        1995        1994
                                             --------    --------    --------
                                                      (in thousands)
   Operating revenue
     Electric                                $199,345    $203,925    $198,812
     Health services                           61,697      50,896      45,555
     Manufacturing                             56,868      38,690      13,083
     Other business operations                 43,829      32,818      29,276
                                             --------    --------    --------
       Total                                 $361,739    $326,329    $286,726

   Operating income
     Electric                                $ 45,279    $ 47,916    $ 48,126
     Health services                            5,137       3,581       2,486
     Manufacturing                              5,423       3,270       2,441
     Other business operations                  2,387       3,531       3,126
                                             --------    --------    --------
       Total                                 $ 58,226    $ 58,298    $ 56,179

   Depreciation and amortization
     Electric                                $ 19,880    $ 19,448    $ 18,970
     Health services                              585         517         455
     Manufacturing                                551         344         227
     Other business operations                  1,888       1,600       1,538
                                             --------    --------    --------
       Total                                 $ 22,904    $ 21,909    $ 21,190

   Capital expenditures
     Electric                                $ 38,224    $ 27,443    $ 25,693
     Health services                           16,230       4,020       2,544
     Manufacturing                              4,575       3,879         357
     Other business operations                  4,922       1,792       1,817
                                             --------    --------    --------
       Total                                 $ 63,951    $ 37,134    $ 30,411

   Identifiable assets
     Electric                                $523,509    $509,588    $505,291
     Health services                           65,140      41,623      26,415
     Manufacturing                             32,474      27,270       7,215
     Other business operations                 41,164      30,715      40,051
                                             --------    --------    --------
       Total                                 $662,287    $609,196    $578,972


3. Rate matters

   On July 1, 1995, the Company began charging all Minnesota customers a .5030% surcharge on their electric service statements for recovery of conservation-related costs exceeding the amount already included in base rates. On July 1, 1996 the rate was increased to 1.25%. The conservation-related costs being recovered through the surcharge and in base rates include Conservation Improvement Program (CIP) expenditures, carrying charges on costs incurred in excess of costs currently being recovered, lost margins on avoided kilowatt-hour sales, and bonus incentives related to energy savings. The MPUC approved recovery of 1995 and 1994 lost margins and bonus incentives in 1996 and 1995, respectively. The Company recorded revenues related to 1996, 1995, and 1994 lost margins and bonus incentives of $800,000, $766,000, and $537,000, respectively. As these costs are recovered through the monthly billing process, the amounts billed are offset by the amortization of deferred CIP charges.

   In 1994 the Company filed a petition with the MPUC for approval of an annual recovery mechanism for DSM-related costs, under Minnesota's CIP. An intervenor, on behalf of the large general service group, filed comments against the petition and requested the MPUC to order a general rate case to review the Company's earnings levels. In the interest of rate stability the Company reached an agreement, which was approved by the MPUC, resulting in costs of approximately $2.2 million each year for three years being absorbed in current rates beginning in 1995.


4. Common shares

   New issuances -- On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 1,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which will permit shares purchased by shareholders, employees, or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market. In December 1996 the Company began issuing newly issued common shares under the Plan, which resulted in the issuance of 34,516 common shares in 1996. On January 2, 1997, the Company issued 163,758 unregistered common shares to effect the acquisition of Peoples. On February 7, 1997, the Company issued 30,561 common shares to its leveraged employee stock ownership plan.

   Shareholder Rights Plan -- On January 27, 1997, the Company's Board of Directors declared a dividend of one preferred share purchase right (Right) for each outstanding common share held of record as of February 10, 1997. One Right was also issued with respect to each common share issued after February 10, 1997. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustment. The Rights are exercisable when, and are not transferable apart from the Company's common shares until, a person or group has acquired 15% or more, or commenced a tender or exchange offer for 15% or more, of the Company's common shares. If the specified percentage of the Company's common shares is acquired, each right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights are redeemable by the Company's Board of Directors in certain circumstances and expire on January 27, 2007.


5. Retained earnings restriction

   The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 1996, were restricted by $10,089,000.


6. Commitments

   At December 31, 1996, the Company had commitments under contracts in connection with construction programs aggregating approximately $4,600,000. For capacity requirements the Company has agreements extending through April 2005, at annual costs of approximately
   $5,100,000 in 1997, $4,700,000 in 1998, $4,800,000 in 1999, $2,300,000
   in each year of 2000 through 2004 and $760,000 in 2005.

   The Company also has several long-term coal contracts in which it is responsible for making payment only upon the delivery of the coal. The risk of loss from nonperformance of the contracts is considered nominal because of the availability of other suppliers and the expected continued reliability of the current fuel suppliers. Furthermore, the cost of energy adjustment provision in the rate-making process lessens the risk of loss (in the form of increased costs) from market price changes because it assures recovery of almost all fuel costs.

   The Big Stone Plant joint owners entered into operating leases for 250 new aluminum coal cars for transporting coal to Big Stone Plant. The terms of the leases are 15 years and the Company's share of lease payments is approximately $539,000 per year. The new cars began transporting coal in October 1996. The Company has no other significant operating leases.


7. Long-term obligations

   Preferred shares--The $6.35 cumulative preferred shares are redeemable in whole or in part at the option of the Company after December 1, 1997, at $103.175, declining linearly to $100.00 at December 31, 2002.

   The $9.00 exchangeable cumulative preferred shares are redeemable in whole or in part at the option of the Company after August 9, 1999, for $100.00 per share payable in cash or, at the holder's election, common shares. Subject to certain conditions, such shares are exchangeable at the option of the holder after August 9, 1999, for $100.00 per share in cash or common shares.

   Long-term debt--All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control and industrial development series to secure payment of a like principal amount of revenue bonds that were issued by local governmental units to finance facilities leased or purchased and that the Company has capitalized. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 1996, for each of the next five years are $42,136,000 for 1997, $17,197,000 for 1998, $10,628,000 for 1999, $10,457,000 for 2000,
   and $4,390,000 for 2001.


8. Pension plan and other postretirement benefits

   The Company's noncontributory funded pension plan covers substantially all electric utility employees. The plan provides 100% vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued. All past service costs have been provided for. The total pension cost was $1,292,000 for 1996, $1,009,000 for 1995, and $1,356,000 for 1994. A portion of the pension cost is capitalized as a part of utility plant construction.

   The pension plan has a trustee who is responsible for pension payments to retirees. Five investment managers are responsible for managing the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

   Net periodic pension cost for 1996, 1995, and 1994 includes the following components:
                                                  1996       1995       1994
                                                --------   --------   --------
                                                        (in thousands)
Service cost--benefit earned during the period  $  2,273   $  1,908   $  2,076
Interest cost on projected benefit obligation      6,754      6,511      6,209
                                                --------   --------   --------
                                                $  9,027   $  8,419   $  8,285
(Gain)/loss on return on assets                  (15,738)   (26,509)     3,234
Plus/(less): net deferral and amortization         8,003     19,099    (10,163)
                                                --------   --------   --------
Net periodic pension cost                       $  1,292   $  1,009   $  1,356
                                                ========   ========   ========

   The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash and cash equivalents.

   The funded status of the plan and amounts recognized on the balance sheet at December 31, 1996 and 1995, are as follows:

                                                  1996        1995
                                                --------    --------
                                                   (in thousands)
Actuarial present value of benefit obligation:
  Vested benefits                               $ 72,243    $ 69,340
  Nonvested benefits                               9,688       8,594
                                                --------    --------
    Accumulated benefit obligation              $ 81,931    $ 77,934
                                                ========    ========
  Projected benefit obligation                  $100,664    $ 95,359
  Plan assets at fair value                      121,506     110,728
                                                --------    --------
  Funded status                                 $ 20,842    $ 15,369
  Unrecognized transition asset                   (1,251)     (1,486)
  Unrecognized prior service cost                  9,916       9,200
  Unrecognized net actuarial (gain) or loss      (25,773)    (18,057)
                                                --------    --------

    Net pension asset                           $  3,734    $  5,026
                                                ========    ========

The assumptions used for actuarial valuations were:
                                                  1996        1995
                                                --------    --------
Discount rate                                     7.25%       7.25%
Rate of increase in future compensation level     4.25%       4.25%
Long-term rate of return on assets                8.50%       8.50%


   In addition to providing pension benefits to all electric utility employees, the Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees upon their retirements or to their beneficiaries upon their deaths for a 15-year period. Life insurance carried on the plan participants is payable to the Company upon the employee's death. The net periodic pension cost of this program in 1996, 1995 and 1994 was $485,000, $412,000, and
   $271,000, respectively. In the second quarter of 1996 actuary reports for the Company's Executive Survivor and Supplemental Retirement Program amended July 1, 1994, were revised to reflect assumption changes regarding expected retirement age and projected benefits under the July 1, 1994 plan amendment, which expanded the plan to include nonofficer upper level management employees. The restatement resulted in an expense adjustment of an additional $2,590,000, and a reduction in earnings per share of $0.14 in 1996, along with a $711,000 reduction in the $1,426,000 additional minimum liability reflected on the Company's December 31, 1995, balance sheet.

   The funded status of the plan and amounts recognized on the balance sheet at December 31, 1996 and 1995, are as follows:

                                                  1996        1995
                                                --------    --------
                                                   (in thousands)
Actuarial present value of benefit obligation:
  Vested benefits                                $ 4,322     $ 3,067
  Nonvested benefits                                 686         583
                                                 -------     -------
    Accumulated benefit obligation               $ 5,008     $ 3,650
                                                 =======     =======
  Projected benefit obligation                   $ 6,636     $ 3,650
  Plan assets at fair value                           --          --
                                                 -------     -------
  Funded Status                                  $(6,636)    $(3,650)
  Unrecognized transition obligation                  82         102
  Unrecognized prior service cost                  1,774       1,177
  Unrecognized net actuarial (gain) or loss          487       1,018
  Additional liability                              (715)     (1,426)
                                                 -------     -------
    Accrued benefit liability                    $(5,008)    $(2,779)
                                                 =======     =======

   The assumptions used for actuarial valuations for 1996 and 1995 were a discount rate of 7.25%, and a salary scale rate increase of 5%.

   In addition to providing pension benefits, the Company provides a portion of health insurance benefits for retired employees. Substantially all of the Company's electric utility employees may become eligible for health insurance benefits if they reach age 55 and have 10 years of service. Upon adoption of Statement of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions - in January 1993, the Company elected to recognize its transition obligation related to postretirement benefits earned of approximately $14,964,000 over a period of twenty years.

   During the second quarter of 1996 actuary valuations for postretirement benefits other than pensions were computed to reflect a change in assumptions related to group life insurance. The change in actuarial assumptions resulted in a reduction in 1996 expenses related to a reduction in expected postretirement benefit obligations. The plan was amended during the fourth quarter of 1995 to reduce the contribution required of an employee's surviving spouse for health insurance. This amendment increased benefit costs by $2,155,000 in 1995 because most of the prior service cost was related to retired employees' spouses for which the Company has no current economic benefit. The Company estimates this amendment will have a service cost of approximately $200,000 per year in future years.

   The net postretirement benefit cost for 1996, 1995, and 1994 includes the following components:
                                                 1996       1995       1994
                                               --------   --------   --------
                                                       (in thousands)

Service cost - benefit earned during the period $ 484 $ 411 $ 596 Interest cost on accumulated postretirement
 benefit obligation                               1,132      1,187      1,412
Amortization of transition obligation               748        881        881
Amortization of experience (gain)/loss             (210)      (311)        --
Plan amendment prior service cost                    --      2,155         --
Life insurance curtailment gain                    (749)        --         --
                                                 ------     ------     ------
Net postretirement benefit cost                  $1,405     $4,323     $2,889
                                                 ======     ======     ======

   The funded status of the plan and the amounts recognized on the balance sheet at December 31, 1996 and 1995, are as follows:

                                                       1996        1995
                                                     --------    --------
                                                        (in thousands)
Actuarial present value of benefit obligation:
  Retirees                                           $  9,096    $ 10,276
  Fully eligible plan participants                      4,582       5,000
  Other active plan participants                        2,645       2,607
                                                     --------    --------
    Accumulated postretirement benefit obligation    $ 16,323    $ 17,883
Plan assets at fair value                                  --          --
                                                     --------    --------
Funded status                                        $(16,323)   $(17,883)
Unrecognized (gain)/loss                               (4,038)     (4,662)
Unrecognized transitional obligation                   11,971      14,976
                                                     --------    --------
Postretirement benefit liability                     $ (8,390)   $ (7,569)
                                                     ========    ========

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1996, was 7.0% for 1997, decreasing linearly each successive year until it reaches 5% in 2001, after which it remains constant. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1995, was 9.5% for 1996, decreasing linearly each successive year until it reaches 5% in 2001, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1996 and 1995, was 7.25%. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement obligation as of December 31, 1996, by approximately 11% and the service and interest cost components of the net postretirement health care cost in 1996 by approximately 17%.

   The Company has a leveraged employee stock ownership plan (ESOP) for the benefit of all its employees. Contributions made by the Company were $1,010,000 for 1996, $993,000 for 1995, and $970,000 for 1994.


9. Compensating balances and short-term borrowings

   The Company maintains formal bank lines of credit for its electric utility operations separate from lines and letters of credit maintained by the subsidiary companies. They make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes. At December 31, 1996, the Company maintained no compensating balances to support formal bank lines of credit. The Company's bank lines of credit for electric utility operations totaled $30,000,000 of which $25,600,000 was used at December 31, 1996. The subsidiary companies' bank lines and letters of credit, which require no compensating balances, totaled $24,357,000 of which $7,032,000 was used at December 31, 1996. Based on the terms and nature of use of the subsidiaries' lines, outstanding amounts are reflected in long-term debt and current maturities on the Company's consolidated balance sheets.


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

   Other investments -- The carrying amount approximates fair value. A portion of other investments is in financial instruments that have variable interest rates that reflect fair value. The remainder of other investments is accounted for by the equity method which, in the case of operating losses, results in a reduction of the carrying amount.

   Redeemable preferred stock -- The fair value is estimated based on the current rates available to the Company for the issuance of redeemable preferred stock.

   Long-term debt--The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt. About $42 million of the Company's long term debt, which is subject to variable interest rates, approximates fair value.

                                         1996                  1995
                                 --------------------  --------------------
                                               (in thousands)
                                  Carrying     Fair     Carrying     Fair
                                   amount     value      amount     value
                                 ---------  ---------  ---------  ---------
Cash and short-term investments  $   1,229  $   1,229  $   4,075  $   4,075
Marketable securities                  820        820         --         --
Other investments                   19,060     19,060     12,716     12,716
Redeemable preferred stock         (18,000)   (18,000)   (18,000)   (18,650)
Long-term debt                    (160,492)  (167,799)  (168,261)  (183,099)

   The Company's marketable securities are included in investments on the balance sheet and are classified as available for sale. These securities are recorded at fair value with any unrealized gain or loss included as a separate component in the retained earnings on the balance sheet. Realized gains and losses are computed on each specific investment sold. The amounts recognized on the balance sheet as of December 31, 1996 and 1995, and amounts sold for each year are as follows:
                                                1996       1995
                                              --------   --------
                                                 (in thousands)
   Available for sale - securities
     Cost                                     $   133    $    --
     Gross unrealized gain                        687         --
     Gross unrealized loss                         --         --
                                              -------    -------
       Fair value                             $   820    $    --
                                              =======    =======
   Proceeds from sale                         $    --    $90,774
   Gross realized gains                            --      1,591
   Gross realized losses                           --     (2,816)


11. Income tax expense

   The total income tax expense differs from the amount computed by applying the federal income tax rate (35% in 1996, 1995 and 1994) to net income before total income tax expense for the following reasons:

                                                    1996      1995      1994
                                                  --------  --------  --------
                                                         (in thousands)
Tax computed at federal statutory rate             $15,398   $15,786   $15,525
Increases (decreases) in tax from:
  State income taxes net of federal income tax
   benefit                                           1,835     2,097     2,088
  Investment tax credit amortization                (1,177)   (1,177)   (1,347)
  Depreciation differences--flow-through
   method reversal                                    (137)      222       617
  Differences reversing in excess of federal rates  (1,030)     (754)     (707)
  Dividend received/paid deduction                    (604)     (872)     (889)
  Permanent and other differences
   and affordable housing tax credits                 (245)      857       594
                                                   -------   -------   -------
    Total Income tax expense                       $14,040   $16,159   $15,881
                                                   =======   =======   =======
Overall effective federal and state income tax rate  31.9%     35.8%     35.8%

Income tax expense includes the following:
  Charged (credited) to operations:
    Current federal income taxes                   $18,034   $13,840   $12,892
    Current state income taxes                       3,608     3,201     2,935
    Deferred federal income taxes                   (4,656)      603     1,185
    Deferred state income taxes                       (480)      117       266
    Investment tax credit amortization              (1,177)   (1,177)   (1,347)
                                                   -------   -------   -------
      Total                                        $15,329   $16,584   $15,931

  Charged (credited) to other income and deductions:
    Current federal income taxes                    (1,023)     (269)      115
    Current state income taxes                        (103)      (21)       50
    Deferred federal and state income taxes           (163)     (135)     (215)
                                                   -------   -------   -------
      Total Income tax expense                     $14,040   $16,159   $15,881
                                                   =======   =======   =======

   The Company's deferred tax assets and liabilities were composed of the following on December 31, 1996 and 1995:
                                                   1996        1995
                                                 --------    --------
                                                    (in thousands)
Deferred tax assets
  Amortization of tax credits                   $  13,021   $  13,782
  Vacation accrual                                  1,039         953
  Unbilled/unearned revenue                         4,452       3,886
  Reserves                                          6,872       5,137
  Nondeductible land - plant abandonment            1,134       1,134
  Transfer to regulatory asset                       (617)       (689)
  Other                                             1,646       1,364
                                                ---------   ---------
    Total deferred tax assets                   $  27,547   $  25,567

Deferred tax liabilities
  Differences related to property                (113,450)   (114,081)
  Excess tax over book - pensions                  (1,481)     (1,994)
  Transfer to regulatory asset                     (4,012)     (2,563)
  Transfer to regulatory liability                    204         649
  Other                                            (2,756)     (3,222)
                                                ---------   ---------
    Total deferred tax liabilities              $(121,495)  $(121,211)
                                                ---------   ---------
      Deferred income taxes                     $ (93,948)  $ (95,644)
                                                =========   =========


12. Property, plant and equipment
                                                      1996         1995
                                                    --------     --------
                                                 (December 31, in thousands)
   Electric Plant:
     Production                                     $305,472     $302,601
     Transmission                                    137,539      132,031
     Distribution                                    217,825      207,248
     General                                          81,229       73,425
                                                    --------     --------
                                                     742,065      715,305
   Less accumulated depreciation and amortization    301,380      291,740
                                                    --------     --------
                                                     440,685      423,565
   Construction work in progress                      11,470       16,285
                                                    --------     --------
     Net electric plant                             $452,155     $439,850
                                                    --------     --------

   Subsidiary companies plant                       $ 93,975     $ 54,266
   Less accumulated depreciation and amortization     26,292       16,434
                                                    --------     --------
     Net subsidiary companies plant                 $ 67,683     $ 37,832
                                                    --------     --------
       Net plant                                    $519,838     $477,682
                                                    ========     ========

13. Quarterly information (unaudited)

The quarterly data shown below reflects seasonal and timing variations that are common in the utility industry.
                                                                Three Months Ended
                                            March 31         June 30        September 30     December 31
                                         --------------   --------------   --------------   --------------
                                          1996    1995     1996    1995     1996    1995     1996    1995
                                         ------  ------   ------  ------   ------  ------   ------  ------
                                                       (in thousands except per share data)
Operating revenues                      $88,390 $83,250  $89,588 $73,433  $92,866 $80,585  $90,895 $89,061
Operating income                        $18,831 $17,648  $12,293 $11,814  $12,273 $14,910  $14,829 $13,926
Net income                              $10,032 $ 8,707  $ 5,980 $ 5,337  $ 6,207 $ 7,147  $ 7,736 $ 7,754
Earnings available for common shares    $ 9,442 $ 8,118  $ 5,391 $ 4,747  $ 5,617 $ 6,557  $ 7,147 $ 7,165
Earnings per common share                 $ .84   $ .73    $ .48   $ .42    $ .50   $ .59    $ .64   $ .64
Dividends paid per common share           $ .45   $ .44    $ .45   $ .44    $ .45   $ .44    $ .45   $ .44
Price range:
  High                                  $38 5/8 $35      $38 5/8 $35      $34 1/2 $35 1/4  $34 1/4 $37 3/4
  Low                                   $35 1/4 $31 3/4  $32     $30 3/4  $31 3/4 $32 1/4  $32     $34 1/8
Average number of common shares
 outstanding                             11,180  11,180   11,180  11,180   11,180  11,180   11,187  11,180


Exhibit 13-A


Stock listing

Otter Tail common stock is traded on The Nasdaq Stock Market's National Market. (Nasdaq: National Association of Securities Dealers Automated Quotation.)