Form 10-K, Exhibit 13
period 1997-12-31
OTTER TAIL POWER CO
filed 1998-03-30
CIK 75129

                                              Exhibit 13-A

Selected consolidated financial data
----------------------------------------------------------------------------------------------------------
                                  1997      1996(1)     1995       1994       1993       1992       1987
                                --------   --------   --------   --------   --------   --------   --------
                                                    (thousands except per-share data)
Revenues
Electric
  Residential                   $ 66,102   $ 66,295   $ 64,355   $ 62,687   $ 62,167   $ 59,038   $ 60,339
  Commercial and farms            74,520     74,355     71,487     69,060     66,286     63,257     62,271
  Industrial                      41,323     37,453     37,952     38,354     36,442     35,607     30,898
  Sales for resale                11,117     10,238     19,110     19,066     18,107     11,126      9,066
  Other electric                  12,059     11,004     11,021      9,645      9,288      8,077      7,705
                                --------   --------   --------   --------   --------   --------   --------
Total electric                  $205,121   $199,345   $203,925   $198,812   $192,290   $177,105   $170,279
Manufacturing                     81,543     64,568     38,690     13,083      8,473         --         --
Health services                   66,185     61,697     50,896     45,555     32,068         --         --
Other business operations         41,430     45,323     32,818     29,276     32,396     32,433         --
                                --------   --------   --------   --------   --------   --------   --------
  Total operating revenues      $394,279   $370,933   $326,329   $286,726   $265,227   $209,538   $170,279


Net income                      $ 32,346   $ 30,624   $ 28,945   $ 28,475   $ 27,369   $ 26,538   $ 21,566
Cash flow from operations       $ 69,398   $ 68,611   $ 58,077   $ 51,832   $ 53,255   $ 44,866      N/A
Total assets                    $655,441   $669,704   $609,196   $578,972   $563,905   $530,456   $463,504
Long-term debt                  $189,973   $163,176   $168,261   $162,196   $166,563   $159,295   $124,485
Redeemable preferred            $ 18,000   $ 18,000   $ 18,000   $ 18,000   $ 18,000   $ 18,000   $ 17,035
Common shares outstanding
  (2) (thousands)                 11,731     11,536     11,180     11,180     11,180     11,180     11,968
Number of common
  shareholders (3)                13,753     13,829     13,933     14,115     13,634     13,812     14,305
Basic and diluted
  earnings per share (4)        $   2.58   $   2.46   $   2.38   $   2.34   $   2.23   $   2.17   $   1.60
Dividends per common share      $   1.86   $   1.80   $   1.76   $   1.72   $   1.68   $   1.64   $   1.46
----------------------------------------------------------------------------------------------------------
Notes:
(1) Restated to reflect the effects of two 1997 acqusitions accounted for under the pooling of interests method. The impact of the poolings on years prior to 1996 is not material.
(2) Number of shares outstanding at year-end.
(3) Holders of record at year-end.
(4) Based on average number of shares outstanding.



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


Liquidity:

Liquidity is the ability to generate adequate amounts of cash to meet the Company's needs, both short-term and long-term. Historically, the Company's liquidity has been a function of its capital expenditures and debt service requirements, its net internal funds generation and its access to long-term securities markets and credit facilities for external capital.

Over the years the Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios through timely stock and debt issuances or repurchases, maintaining strong bond ratings, implementing cost-containment programs, evaluating operations and projects on a cost-benefit approach, investing in projects that enhance shareholder value, and implementing sound tax reduction strategies.

Cash provided by operating activities of $69,398,000 as shown on the Consolidated Statement of Cash Flows for the year ended December 31, 1997, combined with funds on hand of $2,130,000 at December 31, 1996, allowed the Company to pay dividends, meet sinking fund payment requirements on its outstanding First Mortgage Bonds and finance its consolidated capital expenditures in 1997.

In November 1997 the Company sold $50 million of Senior Debentures, 6.375% Series Due 2007, at 98.581 percent of their face value. The net proceeds from the sale were used to repay $20 million in short-term debt outstanding at the time of the sale and to repay or retire early three outstanding series of the Company's First Mortgage Bonds (8.75% Series of 1997, 7.625% Series of 2003, and 8.125% Coyote Project Series B of 2009) at the aggregate redemption price of $29 million. The Senior Debentures, which mature on December 1, 2007, are unsecured obligations of the Company and rank on a parity with all other unsecured and unsubordinated debt of the Company.

In 1997 the Company issued 161,831 common shares under its Automatic Dividend Reinvestment and Share Purchase Plan, and 30,561 common shares to its leveraged employee stock ownership plan generating proceeds of $6.4 million. The proceeds were used to reduce short-term debt. Also in 1997, the Company issued 321,404 unregistered common shares to effect two acquisitions accounted for under the pooling of interests method. (See notes 2 and 4 to financial statements for more information.)

In November 1997 the Company's subsidiary, Mid-States Development, Inc. (Mid-States), borrowed $22.5 million under a term note for 10 years with a fixed interest rate of 7.8 percent. The proceeds were loaned to various subsidiaries of Mid-States to be used to repay certain variable and fixed-rate debt. Mid-States also secured a new line of credit of $17.5 million which it is using to finance its subsidiaries' working capital needs; interest on the credit line borrowings will be based on LIBOR plus 1.75 percent% (7.6 percent at December 31, 1997). The note and credit line borrowings are secured by a pledge of all of the common stock of the companies owned by Mid-States.

Also in November 1997 Mid-States' medical imaging services subsidiary entered into a sale/leaseback transaction whereby $16 million of diagnostic medical equipment was sold for net book value and leased back under two operating leases. Certain proceeds from the sale were used to repay loans collateralized by the equipment sold. This transaction reduced the level of fixed assets and debt on the subsidiary's balance sheet.

The Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet all sinking fund payments for First Mortgage Bonds in the next five years and to provide for its estimated 1998-2002 consolidated capital expenditures.

Additional short-term or long-term financing will be required in the period 1998-2002 for the maturity of First Mortgage Bonds and other long-term debt and in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares or for other corporate purposes.


Capital Requirements:

The Company's consolidated capital requirements include periodic and timely replacement of technically obsolete or worn out equipment, new equipment purchases, and plant upgrades to accommodate anticipated growth. The electric segment has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and provide reliable service. The construction program is subject to continuing review and is revised annually in light of changes in demands for energy, environmental laws, technology, the costs of labor, materials and equipment, and the Company's financial condition (including cash flow and earnings).

Capital expenditures for the years 1997, 1996, and 1995 were $42 million, $65 million, and $37 million, respectively. An initiative by the Company to reduce capital expenditures, in part as a response to the changing regulatory environment, is reflected in the decreased level of expenditures in 1997, as compared to 1996. Actual 1996 cash expenditures in excess of 1995 actual expenditures reflect: 1) reductions in capital related payables at year-end 1996, compared to year-end 1995, at the electric utility, 2) $8 million in diagnostic medical equipment purchases by the health services subsidiary acquired in April 1996, 3) accelerated replacement of equipment at another of the Company's health services subsidiaries, 4) the purchase and expansion of a building formerly being leased by a manufacturing subsidiary, and 5) the purchase of a building by the Company's radio broadcasting subsidiary.

The estimated capital expenditures for 1998 are $37 million and the total expenditures for the five-year period 1998-2002 are expected to be approximately $173 million. The breakdown of 1997 actual and 1998-2002 estimated capital project expenditures by segment is as follows:

                                       1997        1998     1998-2002
                                       ----        ----     ---------
                                               (in millions)
  Electric utility                     $ 27        $ 22        $117
  Manufacturing                           6           3          13
  Health services                         4          10          34
  Other business operations               5           2           9
                                       ----        ----        ----
    Total                              $ 42        $ 37        $173

In addition to these capital requirements, funds totaling approximately $55,288,000 will be needed during the five-year period 1998 through 2002 to retire First Mortgage Bonds and other long-term obligations, including subsidiary long-term obligations, at maturity and through sinking fund payments.


Capital Resources:

Financial flexibility is provided by unused lines of credit, financial coverages in excess of the minimum levels required for issuance of securities, strong credit ratings, the pledging of assets owned by the Company, and alternative financing arrangements such as leasing.

On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 1,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which permits shares purchased by shareholders, employees, or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market. The Company estimates that it will raise approximately $5.3 million in capital through the issuance of common shares to fulfill the requirements of the Plan in 1998. Proceeds from newly issued common shares will be used for general corporate purposes.

As of December 31, 1997, the Company had $5.3 million in cash and cash equivalents and $52.3 million in unused lines of credit available to meet interim financing of working capital and other capital requirements, if needed. The Company had $2.1 million in short-term borrowings outstanding as of December 31, 1997. The subsidiary companies had $3.1 million of credit lines in use at December 31, 1997, classified as current maturities and long-term debt. (See note 9 to financial statements for further information.)

The Company's coverage ratios remained stable in 1997 compared to 1996. The fixed charge coverage ratio after taxes was 3.0 for both 1997 and 1996 and the long-term debt interest coverage ratio before taxes was 4.0 for 1997, as compared to 3.9 for 1996. The Company expects these coverages to increase in 1998 as a result of decreasing its overall level of debt and securing lower fixed rate financing in the fourth quarter of 1997.

The Company's credit ratings affect its access to the capital market. The current credit ratings for the Company's First Mortgage Bonds are as follows:

  Moody's Investors Service        Aa3
  Duff and Phelps                  AA
  Fitch Investors Service          AA-
  Standard and Poor's              AA-

In 1997 Moody's Investors Service reaffirmed its Aa3 rating and Duff and Phelps reaffirmed its AA rating, while Fitch Investors Service downgraded its rating from AA to AA-. Standard and Poor's reaffirmed its AA- rating but revised its ratings outlook on the Company from stable to negative sighting growth in the level of nonutility earnings relative to overall
Company earnings as a reason for the revision.   The Company's disclosure
of these security ratings is not a recommendation to buy, sell, or hold the Company's securities.

As of December 31, 1997, the Company had the capacity under its Indenture of Mortgage to issue an additional $171 million principal amount of First Mortgage Bonds. (See note 7 to financial statements for further information.)


Results of operations:

Electric operations
-------------------

(bar graph of information in following table)

     Electric operating income
            (millions)
     -------------------------
     1995                $47.9
     1996                $45.3
     1997                $45.0

(end of graph)

Otter Tail Power Company provides electrical service to nearly 125,000 customers in a service territory of over 50,000 square miles.

                                             1997       1996       1995
                                           --------   --------   --------
                                                   (in thousands)
  Operating revenues                       $205,121   $199,345   $203,925
  Production fuel                            31,362     27,913     31,559
  Purchased power                            24,420     28,378     30,591
  Other operation and maintenance expenses   72,112     66,401     63,777
  Depreciation and amortization              21,442     19,880     19,448
  Property taxes                             10,819     11,494     10,634
                                           --------   --------   --------
  Operating income                         $ 44,966   $ 45,279   $ 47,916

The 2.9 percent increase in electric operating revenues in 1997, as compared to 1996, reflects increases of 1.0 percent in revenue from retail kwh sales, 56.5 percent in other electric revenue, and 8.6 percent in revenue from power pool sales. The increase in retail revenue is mainly due to increases in kwh sales to industrial customers and increases in cost-of-energy revenue related to power purchased for sale to retail customers in the first half of 1997. The increase in other electric revenue reflects the recognition of Minnesota Conservation Improvement Program (CIP) lost margins recovery approved by the Minnesota Public Utilities Commission (MNPUC) in the second quarter of 1997. Increases in transmission service charge revenue and electric property rental income also contributed to the increase in other electric revenue. Power pool sales increased as a result of strong sales in the fourth quarter of 1997, which offset lower sales earlier in the year.

Electric operating revenues decreased 2.2 percent in 1996, as compared to 1995, despite a 4.0 percent increase in retail kwh sales as a result of lower prices and a decline in the volume of noncontractual power pool sales. The reduction in retail kwh sales prices in 1996 is related to lower fuel costs at Big Stone Plant being passed on to customers through the cost of energy adjustment clause and lower rates charged to one of the Company's largest industrial customers under the Company's Large General Service Time-of-Use Rider. A number of external factors contributed to the decrease in noncontractual power pool sales. Midcontinent Area Power Pool
(MAPP) transmission service charges made it less economical to ship energy over long distances. The summer of 1996 was milder than the summer of 1995 and high water levels in the summer of 1996 furnished MAPP's hydro generators with an excess of low-priced electricity to market. In addition to external factors, lower plant availability in 1996 due to scheduled outages at both Hoot Lake Unit 3 and Big Stone Plant also contributed to the decrease in noncontractual power pool sales.

Heating degree days, which generally correlate to increases or decreases in the use of electricity by residential customers, were 9,628 for 1997, 10,349 for 1996, and 9,326 for 1995.

Increases or decreases in fuel and purchased power costs arising from changing prices results in adjustments to the Company's rate schedules through the cost of energy adjustment clause. Over the last five years this has resulted in savings of nearly $41 million to the Company's customers.

Production fuel expense increased 12.4 percent in 1997, as compared to 1996, while purchased power expense decreased 13.9 percent over the comparable periods for a net decrease in production fuel and purchased power expenses of 0.9 percent. The net reduction in production fuel and purchased power expenses in 1997, as compared to 1996, was achieved despite a slight increase in total kwh sales of 0.4 percent mainly as a result of having Big Stone Plant, the Company's lowest cost generating unit, available for generation during all of 1997, as compared to 1996, when it was shut down two months for a major overhaul. In 1997 Big Stone Plant generated a record net output of 3,166,398 mwh for a single year exceeding its previous record output by 515,627 mwh. The increase in generation at Big Stone Plant contributed to a decrease in purchased power in 1997 and helped alleviate a shortage in available generation caused by the scheduled maintenance shutdown of Coyote Plant in the Spring of 1997.

The 11.6 percent decrease in production fuel expense in 1996 is the result of declines in fuel expenses at all three of the Company's major power plants due to decreases in fuel costs per kwh at Big Stone and Hoot Lake and decreases in net generation at Big Stone and Coyote. Two factors contributing to the decrease in system wide generation in 1996 were lower demand as a result of fewer noncontractual power pool sales and scheduled maintenance shutdowns at Hoot Lake and Big Stone Plants. The 7.2 percent decrease in purchased power in 1996 reflects a 45 percent decrease in kwh purchases for resale partially offset by a 21 percent increase in purchases for system use. The decrease in purchases for resale correlates to the decrease in noncontractual power pool sales. The purchase of replacement generation for planned plant outages was the major factor contributing to the increase in purchases for system use.

The primary contributors to the 8.6 percent increase in other electric operation and maintenance expense in 1997 are the overhaul of the Coyote Plant in the second quarter of 1997 and increased expenditures for outside and contracted services in 1997. Other operation and maintenance expenses showed an increase of 4.1 percent for 1996. Other operation expenses were up in 1996 mainly due to increases in benefit costs as a result of a revision to actuarial assumptions related to the Company's Executive Survivor and Supplemental Retirement Plan (see note 8 to financial statements for further information). Also, there was an increase in payments for contracted services in 1996, offset by a decrease in economic development expenditures from the increased levels recorded in 1995. Production plant maintenance expenses were also up in 1996. Hoot Lake Unit 3 was down for scheduled maintenance in February and March of 1996 and had a turbine rebuild and steam chest replacement in July 1996. Big Stone Plant underwent a scheduled ten-week major overhaul in September, October and November of 1996.

The 7.9 percent increase in depreciation and amortization expense in 1997 is the result of property additions including upgrades made to Big Stone Plant in the latter part of 1996. The increase in depreciation and amortization expense of 2.2 percent in 1996 is attributable to additions to plant in service from capital expenditures.

The decrease in property taxes of 5.9 percent in 1997 reflects reductions in Minnesota property taxes as a result of legislative action affecting Minnesota commercial and industrial property class rates for 1997 and lower assessed values on Minnesota utility property. The 8.1 percent increase in property taxes in 1996 was due to a 10 percent increase in the assessed value of the Company's South Dakota utility property compounded by a 14 percent increase in the mill rates applied to that property.


Manufacturing operations
------------------------

(bar graph of information in following table)

      Manufacturing operating
              income
            (millions)
     -------------------------
     1995                 $3.3
     1996                 $6.5
     1997                 $7.9

(end of graph)

Manufacturing operations is made up of businesses involved in the production of agricultural equipment, automobile and truck frame straightening equipment and accessories, plastic pipe extrusion, and metal parts stamping and fabrication. Initial acquisitions of businesses in this segment were made in 1990. On June 30, 1997, Mid-States acquired Chassis Liner Corporation (Chassis Liner) in a pooling of interests transaction. (See note 2 to financial statements for more information.)

                                             1997       1996       1995
                                           --------   --------   --------
                                                   (in thousands)
  Operating revenues                       $ 81,543   $ 64,568   $ 38,690
  Cost of goods sold                         61,361     48,269     29,884
  Operating expenses                         12,237      9,795      5,536
                                           --------   --------   --------
  Operating income                         $  7,945   $  6,504   $  3,270

The increase in manufacturing operating revenue of 26.3 percent in 1997, reflects increased sales at all six of the Company's manufacturing subsidiaries. The 66.9 percent increase in manufacturing operating revenues in 1996 reflects revenues from Northern Pipe Products, acquired in October 1995, and increased sales at BTD Manufacturing. Additionally, 1996 results were restated to include Chassis Liner's $7,700,000 in operating revenues, $4,524,000 in cost of goods sold, and $2,095,000 in operating expenses as a result of the pooling. The pro forma effect of the pooling on 1995 consolidated results is considered to be too insignificant to warrant restatement.

The increases of 27.1 percent in manufacturing cost of goods sold and 24.9 percent in manufacturing operating expenses in 1997, as compared to 1996, correspond to the increase in sales over the same comparable periods. The increase in cost of goods sold also reflects increases in prices for resins used in the manufacture of PVC pipe. The 61.5 percent increase in manufacturing cost of goods sold and 76.9 percent increase in operating expenses in 1996 were directly related to the increase in manufacturing revenue. The increases in manufacturing revenues for 1997 and 1996 more than offset the increases in manufacturing cost of goods sold and operating expenses for the same comparable periods resulting in increases in manufacturing operating income in both 1997 and 1996.


Health services operations
--------------------------

(bar graph of information in following table)

         Health services
         operating income
            (millions)
     -------------------------
     1995                 $3.6
     1996                 $5.1
     1997                 $4.3

(end of graph)

Health services operations include businesses involved in the sale, service, rental, refurbishing, and operation of medical imaging equipment and the sale of related supplies and accessories to various medical institutions, primarily in the Midwest. Initial acquisitions of businesses in this segment were made in 1993. Two companies were acquired in 1996: one in February, and a second more significant acquisition in April. (See note 2 to financial statements for more information.)

                                             1997       1996       1995
                                           --------   --------   --------
                                                   (in thousands)
  Operating revenues                       $ 66,185   $ 61,697   $ 50,896
  Cost of goods sold                         36,872     34,032     31,576
  Operating expenses                         25,018     22,528     15,739
                                           --------   --------   --------
  Operating income                          $ 4,295    $ 5,137    $ 3,581

A reclassification of $6,192,000 from health services cost of goods sold to health services operating expenses was made for 1996 related to the medical imaging services companies acquired in 1996, in order to report these costs and expenses in a manner consistent with previously acquired medical imaging services companies.

The increases in health services operating revenue of 7.3 percent in 1997 and 21.2 percent in 1996, and increases in health services operating expenses of 11.1 percent in 1997 and 43.1 percent in 1996, are all related to the 1996 acquisitions of two medical imaging services companies. The increase in health services cost of goods sold in 1997, as compared to 1996, is due to valuation adjustments related to equipment held for sale and increased costs associated with customer service contracts.


Other business operations
-------------------------

(bar graph of information in following table)

     Other business operations
        operating income
            (millions)
     -------------------------
     1995                 $3.5
     1996                 $2.5
     1997                 $1.8

(end of graph)

The Company's other business operations include telephone utilities and businesses involved in electrical and telephone construction contracting, radio broadcasting, and waste incinerating. In 1996 Mid-States acquired four radio stations; North Central Utilities, Inc. (NCU), the Company's telecommunications subsidiary, acquired two small cable TV systems. On January 2, 1997, NCU acquired The Peoples Telephone Co. of Bigfork (Peoples) in a pooling of interests transaction. (See note 2 to financial statements for more information.)

                                             1997       1996       1995
                                           --------   --------   --------
                                                   (in thousands)
  Operating revenues                       $ 41,430   $ 45,323   $ 32,818
  Cost of goods sold                         23,393     28,297     18,954
  Operating expenses                         16,210     14,574     10,333
                                           --------   --------   --------
  Operating income                         $  1,827   $  2,452   $  3,531

The 8.6 percent decrease in other business operations operating revenue in 1997, as compared to 1996, is due to a decline in revenue and reductions in material cost pass through billings at the Company's construction subsidiaries, offset slightly by increases in media and telecommunications revenue due to the acquisition of several radio stations in 1996. The decrease in construction activity and material cost pass through billings are the main factors contributing to the 17.3 percent decrease in cost of goods sold in 1997. The 38.1 percent increase in other business operations operating revenue in 1996, as compared to 1995, reflects material cost pass through billings by the Company's construction subsidiaries on material intensive jobs. The increase in material costs billed in 1996 is also reflected in the 49.3 percent increase in cost of goods sold for 1996.

Increases in operating expenses from other business operations of 11.2 percent in 1997 and 41.0 percent in 1996 reflect the acquisitions of four radio stations during 1996. Operating expenses for 1996, as compared to 1995, were also up as a result of increased construction activity and nonrecurring expenses related to the radio station acquisitions. Additionally, 1996 results were restated to include Peoples' $1,493,000 in operating revenue and $1,428,000 in operating expenses as a result of the pooling. Results for 1995 were not restated for Peoples because the pro forma effect was not material.


Consolidated other income and deductions--net
---------------------------------------------
A gain on the sale of a Direct Broadcast Satellite franchise, in which the Company's telecommunications subsidiary, Midwest Information Systems, Inc., held a one-third ownership interest, accounted for $1.8 million of the increase in other income and deductions--net in 1997, as compared to 1996. Realized gains on sales of investments of $751,000 and an increase of $1,322,000 in miscellaneous nonoperating income, including compensation for the abandonment of certain microwave frequencies licensed to the Company, also contributed to the 1997 increase in other income and deductions--net. The remainder of the increase in other income and deductions--net for 1997 reflects an increase in revenue recognition related to Minnesota CIP financial incentives of $307,000. The increase in other income and deductions--net in 1996, as compared to 1995, reflects a reduction in miscellaneous expenses at the health services subsidiaries in 1996 and losses on marketable securities recognized in 1995 related to the Company's preferred stock investment program which ended in October of 1995.


Consolidated interest charges
-----------------------------
Interest charges increased 9.8 percent in 1997 and 11.9 percent in 1996 as a result of increased debt at the Company's subsidiaries due to acquisitions and growth and increased use of short-term debt at the parent-company level.


Consolidated income taxes
-------------------------
The increase of 2.1 percent in 1997 income taxes over 1996 income taxes is mainly due to an increase in income before income taxes for the same comparable periods. Part of the increase in taxes on increased operating income was offset by an increase in affordable housing tax credits earned in 1997 over 1996. Also, because Chassis Liner was an S corporation prior to being acquired, income before income taxes for 1997 and 1996 includes net income, not subject to income taxes, from Chassis Liner of $703,000 and $1,049,000, respectively. Income taxes for 1996 also reflects reductions related to deferred tax adjustments. The 13.3 percent decrease in income taxes in 1996, compared to 1995, was the result of net capital losses realized in 1995 on the sale of marketable securities not generating tax savings, the initial recording of affordable housing tax credits in 1996, and the reversal of taxes previously deferred at rates higher than current tax rates. (See note 11 and "Investments" under note 1 to financial statements for more information.)


Impact of inflation
-------------------
The Company operates under regulatory provisions that allow price increases in the cost of fuel and purchased power to be passed to customers through automatic adjustments to its rate schedules under the cost of energy adjustment clause. Other increases in the cost of electric service must be recovered through timely filings for rate relief with the appropriate regulatory agency.

The Company's health services, manufacturing and other business operations consist almost entirely of unregulated businesses. Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace.

(three bar graphs of information in following tables)

    Other income and deductions
            (millions)
     -------------------------
     1995                 $1.9
     1996                 $2.1
     1997                 $6.1

          Interest charges
             (millions)
     -------------------------
     1995                $15.1
     1996                $16.9
     1997                $18.5

            Income taxes
             (millions)
     -------------------------
     1995                $16.2
     1996                $14.0
     1997                $14.3

(end of graphs)

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

Growth in electric sales will be subject to a number of factors, including the volume of power pool sales to other utilities, the effectiveness of demand-side management programs, weather, competition, and the rate of economic growth or decline in the Company's service area. The Company's electric business is primarily dependent upon the use of electricity by customers in our service area. Percentage changes in the Company's electric kwh sales to retail customers over the prior year for the last three years showed increases of 1.4 percent in 1997, 4.0 percent in 1996, and 3.4 percent in 1995.

Market factors beyond the Company's control such as mergers and acquisitions, geographical location, transmission costs and uncertainty about the effects of deregulation could have a negative impact on noncontractual power pool sales. However, the relative effect of any decrease in noncontractual power pool sales on earnings is less than its proportionate effect on the decrease in electric revenues due to the relatively low margin of profits on these sales.

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

In 1997 the MPUC approved the Company's 1996 financial incentive filing along with a 1.75 percent surcharge on all Minnesota customers' bills starting on July 1, 1997, for the recovery of conservation-related costs over and above those being recovered in current rates. The approved surcharge in effect from July 1, 1996, through June 30, 1997, was 1.25 percent and the approved surcharge in effect from July 1, 1995, through June 30, 1996, was .5030 percent. The current surcharge rate will be in place until June 30, 1998, when it will be revised for subsequent years' program results. (See note 3 to financial statements for more information.)

Energy adjustment clause
------------------------
The Company began purchasing subbituminous coal for Big Stone Plant in August 1995 under a contract that runs through December 1999. Price reductions, in addition to plant efficiency gains due to switching from lignite to higher-Btu subbituminous coal, have resulted in cost reductions. The majority of these reductions, which enhance the Company's competitive position, are passed on to retail electric customers through the cost of energy adjustment clause.

In November 1995 the Company and two other Coyote Plant owners initiated a lawsuit against Knife River Coal Mining Company and its parent, MDU Resources Group, in an attempt to resolve disputes over the pricing mechanism included in the Coyote coal agreement. The case was remanded to arbitration in 1997 and a resolution is still pending. Any fuel cost savings that may result from resolution of this dispute will be passed on to customers through the cost of energy adjustment clause.

Regulation and legislation
--------------------------
Under current regulations the Federal Clean Air Act (the Act) is not expected to have a significant impact on future capital requirements or operating costs. However, proposed or future regulations under the Act, changes in the future coal supply market, and/or other laws and regulations could impact such requirements or costs. It is anticipated that, under current regulatory principles, any such costs could be recovered through rates.

The Company's plants are not subject to the Act's phase one requirements. Phase two standards of the Act must be met by the year 2000. The Company intends that Big Stone Plant will maintain current levels of operation and meet phase two requirements for sulfur dioxide emissions by burning subbituminous coal and/or purchasing sulfur dioxide emission allowances.
As stated previously, Big Stone Plant's new coal contract expires at the end of 1999. The cost of subbituminous coal in 2000 and beyond probably will be higher than the current market price but likely will not affect the Company's power plant operations adversely. Under EPA regulations, modifications would be required at Big Stone Plant by 2000 to satisfy nitrogen oxide emission standards. During 1997 the Company conducted tests at Big Stone Plant to determine if nitrogen oxide emissions could be reduced through modifications to existing equipment. The results of the tests were positive and the modifications will be completed at a nominal cost. The Company is a member of the Utility Air Regulatory Group (UARG), which has filed a petition in Federal Court for reconsideration of the standards based on inconsistencies in current laws. The petitioners are awaiting the Court's decision.

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

Order No. 888, effective July 9, 1996, requires electric utilities and other transmission providers to abide by, and to offer to other transmission users, terms, conditions and pricing comparable to those they use for themselves in transmitting power. The Company filed its initial transmission tariff on July 9, 1996, as required by Order No. 888. A revised rate schedule became effective in the first quarter of 1997.

Order No. 889, which became effective January 3, 1997, requires public utilities to implement Standards of Conduct and an Open Access Same-Time Information System (OASIS). These rules require transmission personnel to provide information about their transmission systems to all customers, including their marketing associates within their respective companies, through the OASIS. The FERC issued orders after rehearing, 888A and B, further clarifying its intent to prevent any discriminatory abuse of market power by utilities controlling both transmission and generation assets.

The U.S. Congress ended its 1997 legislative session without taking action on proposed electric industry restructuring legislation. Federal restructuring legislation in 1998, a Congressional election year, is also unlikely due to the complexities of issues involved with federal intervention.

The Minnesota Public Utilities Commission issued its Wholesale Competition Report in 1996 and its Retail Competition Report in 1997 and continues to work on specific topics in the areas of potential stranded costs, unbundled rates and affiliated transactions. The Minnesota Legislature will most likely deal with removing tax obstacles to electric utility deregulation in 1998 with an actual deregulation bill not likely until 1999. In 1997 the North Dakota Legislature created a subcommittee to investigate the impact of electric utility industry restructuring on North Dakota. In view of the legislative effort, the North Dakota Public Service Commission closed its investigative docket. The South Dakota PUC has not taken any action with regards to industry restructuring or retail competition.

Competition
-----------
The Company is taking a number of steps to position itself for success in a competitive marketplace. It has initiated the process of functionally unbundling its energy supply, energy delivery, and energy services operations by establishing separate operating business units for each of these functions. The Company is developing the necessary accounting systems to capture costs and determine the profitability of each of these business units and to identify areas for improvement and opportunities for increased profitability. The Company has established an energy services business unit to promote the energy related products and services that have always been offered to its customers and to develop new products and services to be offered to current and potential customers in order to distinguish itself from the competition.

In January 1998 the Company announced a voluntary early retirement program for all nonunion employees age 55 and over. Incentives include elimination of early retirement benefit reductions, a credit of five years of additional service for calculating pension and other postretirement benefits, and a monthly supplement for medical coverage until the retiree reaches age sixty-two. The Company expects approximately 40 of the 67 employees eligible for the program to accept the offer, which would result in an estimated one-time noncash charge of approximately
$4 million ($2.4 million net-of-tax) to the Company's income statement in the first quarter of 1998. Most of the cost of the program will be funded through the Company's pension plan. The Company anticipates that most of the staff reductions will be permanent, resulting in enhanced future earnings through reduced payroll expenses.

The Company also announced that it will begin recording unbilled revenue in Minnesota and South Dakota, subject to notification of the respective state regulatory bodies, in the first quarter 1998. This would be consistent with how the Company is currently recording North Dakota unbilled revenues under an order from the North Dakota PSC. The accounting change will result in a one-time noncash increase in earnings of approximately $6.4 million ($3.8 million net-of-tax) in 1998.

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

The year 2000 (millennium) bug
------------------------------
The Company does not expect to incur significant costs over the next two years to modify software programs to accommodate the year 2000 because coding standards used when the programs were written have enabled the Company to programmatically identify and locate the code that needs to be changed on all programs written in-house. The Company anticipates that it will be able to cover any conversion costs within current operating budget levels. Additionally, the Company has replaced or is in the process of updating or replacing a number of its financial application and other operating programs within the normal course of business. The new software will accommodate the millennium change.

Diversification
---------------
The Company continues to investigate acquisitions of additional businesses (both utility and nonutility) and expects continued growth in this area. The success of these businesses and any future business purchases will affect future earnings.

In 1997 Quadrant Co. (Quadrant) began processing solid waste for three Minnesota counties under the terms of a new waste incineration agreement. Since operating under the new agreement, Quadrant has experienced a reduction in revenue of approximately 50 percent, as compared to 1996. New pollution rules for Minnesota waste incinerators have been issued. The costs to be in compliance with the new pollution rules by the year 2000 in conjunction with reduced operating revenues threaten the economic viability of the plant. However, Quadrant is currently generating positive cash flows from the operation of its plant which had a net undepreciated book value of approximately $2.45 million on December 31, 1997. The Company intends to operate the Quadrant plant as long as positive cash flows can be maintained but will continue to evaluate its investment in Quadrant for asset impairment on a quarterly basis.


Accounting pronouncements:

In June 1997 the FASB issued Statement of Financial Accounting Standards
(SFAS) 131 - Disclosures about Segments of an Enterprise and Related Information, effective for financial statements issued for periods beginning after December 15, 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In general, SFAS 131 requires financial information to be reported on the basis that it is used internally for evaluating performance and deciding how to allocate resources. Except for the electric utility the Company is comprised of many smaller businesses that tend to operate with a high degree of autonomy with respect to management and strategic decision-making. Because of this, no single entity may meet the threshold requirements for segment reporting. As a result the Company may aggregate two or more entities with similar economic characteristics into a single segment for reporting purposes, much the same as the Company is currently doing for segment reporting purposes. Adoption of SFAS 131 in 1998 is not expected to result in significant changes to the operating segments presently disclosed. However, structural changes within the electric utility business related to the functional unbundling of defined business units may result in segment reporting changes in the future. In 1997 the Company adopted SFAS 128 and SFAS 130 (see footnote 1 to financial statements for further information.)

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



Otter Tail Power Company

Consolidated Statements of Income
For the Years Ended December 31                           1997        1996        1995
----------------------------------------------------------------------------------------
                                               ( in thousands, except per share amounts)
Operating revenues:
  Electric                                              $205,121    $199,345    $203,925
  Manufacturing                                           81,543      64,568      38,690
  Health services                                         66,185      61,697      50,896
  Other business operations                               41,430      45,323      32,818
                                                        --------    --------    --------
    Total operating revenues                             394,279     370,933     326,329

Operating expenses:
  Production fuel                                         31,362      27,913      31,559
  Purchased power                                         24,420      28,378      30,591
  Electric operation and maintenance expenses             72,112      66,401      63,777
  Cost of goods sold                                     121,626     110,598      80,414
  Other nonelectric expenses                              49,325      43,351      29,111
  Depreciation and amortization                           25,536      23,387      21,909
  Property taxes                                          10,865      11,533      10,670
                                                        --------    --------    --------
    Total operating expenses                             335,246     311,561     268,031

Operating income:
  Electric                                                44,966      45,279      47,916
  Manufacturing                                            7,945       6,504       3,270
  Health services                                          4,295       5,137       3,581
  Other business operations                                1,827       2,452       3,531
                                                        --------    --------    --------
    Total operating income                                59,033      59,372      58,298

Other income and deductions -- net                         6,140       2,125       1,881
Interest charges                                          18,519      16,863      15,075
                                                        --------    --------    --------
Income before income taxes                                46,654      44,634      45,104
Income taxes                                              14,308      14,010      16,159
                                                        --------    --------    --------
Net income                                                32,346      30,624      28,945
Preferred dividend requirements                            2,358       2,358       2,358
                                                        --------    --------    --------
Earnings available for common shares                    $ 29,988    $ 28,266    $ 26,587
                                                        ========    ========    ========
Average number of common shares outstanding               11,639      11,503      11,180
Basic and diluted earnings per share                       $2.58       $2.46       $2.38
Dividends per common share                                 $1.86       $1.80       $1.76

See accompanying notes to consolidated financial statements.



Otter Tail Power Company

Consolidated Balance Sheets, December 31                              1997        1996
----------------------------------------------------------------------------------------
                                                                       (in thousands)
                                         Assets
Plant:
  Electric plant in service                                         $758,551    $742,065
  Subsidiary companies                                                89,716     101,789
                                                                    --------    --------
    Total                                                            848,267     843,854
  Less accumulated depreciation and amortization                     350,647     330,379
                                                                    --------    --------
    Plant - net of accumulated depreciation and amortization         497,620     513,475
  Construction work in progress                                       12,146      11,470
                                                                    --------    --------
    Net plant                                                        509,766     524,945
                                                                    --------    --------

Investments                                                           20,048      20,549
                                                                    --------    --------
Intangibles--net                                                      20,911      21,954
                                                                    --------    --------
Other assets                                                           5,932       6,553
                                                                    --------    --------
Current assets:
  Cash and cash equivalents                                            5,301       2,130
  Accounts receivable:
    Trade (less accumulated provision for uncollectible accounts:
           1997, $1,026,000; 1996, $690,000)                          33,304      32,845
    Other                                                              6,796       5,021
  Materials and supplies:
    Fuel                                                               3,425       3,219
    Inventory, materials and operating supplies                       24,160      24,273
  Deferred income taxes                                                4,738       4,550
  Accrued utility revenues                                             4,271       5,349
  Other                                                                3,795       4,525
                                                                    --------    --------
    Total current assets                                              85,790      81,912
                                                                    --------    --------
Deferred debits:
  Unamortized debt expense and reacquisition premiums                  4,187       4,270
  Regulatory assets                                                    5,060       5,866
  Other                                                                3,747       3,655
                                                                    --------    --------
    Total deferred debits                                             12,994      13,791
                                                                    --------    --------
      Total                                                         $655,441    $669,704
                                                                    ========    ========
See accompanying notes to consolidated financial statements.



Otter Tail Power Company

Consolidated Balance Sheets, December 31                              1997        1996
----------------------------------------------------------------------------------------
                                                                       (in thousands)
                                      Liabilities
Capitalization (page 36):
  Common shares, par value $5 per share -- authorized, 25,000,000
   shares; outstanding, 1997 11,731,078; 1996 11,536,056 shares     $ 58,655    $ 57,680
  Premium on common shares                                            35,196      29,885
  Retained earnings                                                  115,942     107,864
  Accumulated other comprehensive income                                 363         619
                                                                    --------    --------
    Total common equity                                              210,156     196,048

  Cumulative preferred shares:
    Subject to mandatory redemption                                   18,000      18,000
    Other                                                             20,831      20,831
  Long-term debt                                                     189,973     163,176
                                                                    --------    --------
    Total capitalization                                             438,960     398,055
                                                                    --------    --------
Current liabilities:
  Short-term debt                                                      2,100      25,600
  Sinking fund requirements and current maturities                    12,324      42,587
  Accounts payable                                                    28,427      27,330
  Accrued salaries and wages                                           3,835       3,847
  Federal and state income taxes accrued                               2,572       2,031
  Other taxes accrued                                                 11,122      12,055
  Interest accrued                                                     3,339       3,653
  Other                                                                2,980       2,829
                                                                    --------    --------
    Total current liabilities                                         66,699     119,932
                                                                    --------    --------

Noncurrent liabilities                                                17,805      16,688
                                                                    --------    --------

Commitments (note 6)                                                      --          --
                                                                    --------    --------
Deferred credits:
  Accumulated deferred income taxes                                   97,583      99,131
  Accumulated deferred investment tax credit                          18,666      19,852
  Regulatory liabilities                                              12,121      13,283
  Other                                                                3,607       2,763
                                                                    --------    --------
    Total deferred credits                                           131,977     135,029
                                                                    --------    --------
      Total                                                         $655,441    $669,704
                                                                    ========    ========
See accompanying notes to consolidated financial statements.

                         Independent Auditors' Report

To the Shareholders of Otter Tail Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Power Company and its subsidiaries (the Company) as of December 31, 1997, and 1996, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997, and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP




February 2, 1998
Minneapolis, Minnesota


Otter Tail Power Company

Consolidated Statements of Changes in Equity
----------------------------------------------------------------------------------------------------------
                                                                                      accumulated
                                          common     par value  premium on               other
                                          shares      common      common   retained  comprehensive   total
                                       outstanding    shares      shares   earnings      income     equity
                                       -----------   -----------------------------------------------------
                                                ( in thousands, except common shares outstanding)

Balance, December 31, 1994              11,180,136   $ 55,901   $ 30,335   $ 91,096   $   (684)  $176,648
  Comprehensive income:
    Net income                                                               28,945                28,945
    Reversal of previously recorded
     unrealized loss on available-for-
     sale securities sold in 1995                                                          684        684
                                                                                                 --------
      Total comprehensive income                                                                   29,629
  Cumulative preferred dividends
   at required annual rates                                                  (2,358)               (2,358)
  Common dividends                                                          (19,677)              (19,677)
                                       -----------   ----------------------------------------------------
Balance, December 31, 1995              11,180,136   $ 55,901   $ 30,335   $ 98,006   $     --   $184,242
  Effects of pooling transactions,
   January 1, 1996:
    Peoples Telephone                      163,758        819       (798)     2,058        216      2,295
    Chassis Liner                          157,646        788       (588)       381                   581
  Common stock issuances                    34,516        172        936                            1,108
  Comprehensive income:
    Net income                                                               30,624                30,624
    Unrealized gains on
     available-for-sale securities                                                         403        403
                                                                                                 --------
      Total comprehensive income                                                                   31,027
  Cumulative preferred dividends
   at required annual rates                                                  (2,358)               (2,358)
  Common dividends                                                          (20,124)              (20,124)
  Distributions by pooled entities                                             (723)                 (723)
                                       -----------   ----------------------------------------------------
Balance, December 31, 1996              11,536,056   $ 57,680   $ 29,885   $107,864   $    619   $196,048
  Cash portion of Peoples pooling
   transaction, January 1, 1997                                     (209)                            (209)
  Common stock issuances                   195,022        975      5,520                            6,495
  Comprehensive income:
    Net income                                                               32,346                32,346
    Unrealized gains on
     available-for-sale securities                                                         103        103
    Reversal of previously recorded
     unrealized gains on available-for-
     sale securities sold in 1997                                                         (359)      (359)
                                                                                                 --------
      Total comprehensive income                                                                   32,090
  Cumulative preferred dividends
   at required annual rates                                                  (2,358)               (2,358)
  Common dividends                                                          (21,496)              (21,496)
  Distributions by pooled entities                                             (414)                 (414)
                                       -----------   ----------------------------------------------------
Balance, December 31, 1997              11,731,078   $ 58,655   $ 35,196   $115,942   $    363   $210,156
----------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.



Otter Tail Power Company

Consolidated Statements of Cash Flows
For the Years Ended December 31                                        1997       1996       1995
---------------------------------------------------------------------------------------------------
                                                                             (in thousands)
Cash flows from operating activities:
  Net income                                                         $ 32,346   $ 30,624   $ 28,945
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Depreciation and amortization                                      39,302     35,305     28,602
    Deferred investment tax credit--net                                (1,186)    (1,186)    (1,177)
    Deferred income taxes                                              (3,155)    (5,277)       751
    Change in deferred debits and other assets                          1,204      3,679     (1,792)
    Change in noncurrent liabilities and deferred credits               1,960      3,389      4,560
    Allowance for equity (other) funds used during construction            --       (325)      (229)
    (Gain)/loss on investments in and disposal of noncurrent assets    (1,722)       555        946
  Cash provided by (used for) current assets and current liabilities:
    Change in receivables, materials, and supplies                     (2,270)       396     (1,035)
    Change in other current assets                                      1,752       (922)    (1,349)
    Change in payables and other current liabilities                      908        867      1,436
    Change in interest and income taxes payable                           259      1,506     (1,581)
                                                                     --------   --------   --------
      Net cash provided by operating activities                        69,398     68,611     58,077
                                                                     --------   --------   --------
Cash flows from investing activities:
  Gross capital expenditures                                          (41,973)   (64,823)   (37,134)
  Proceeds from disposal of noncurrent assets                          20,802      4,734      2,417
  Proceeds from the sales of marketable securities                        785         --     17,043
  Purchase of subsidiaries, net of cash acquired                           --    (10,006)    (5,808)
  Change in temporary cash investments                                     --      2,208     (1,817)
  Change in other investments                                            (470)   (10,640)    (3,892)
                                                                     --------   --------   --------
    Net cash used in investing activities                             (20,856)   (78,527)   (29,191)
                                                                     --------   --------   --------
Cash flows from financing activities:
  Change in short-term debt--net issuances                           (23,500)    25,600     (2,900)
  Proceeds from issuance of long-term debt                            178,272    118,083     54,482
  Proceeds from issuance of common stock                                6,286      1,719         --
  Payments for debt and common stock issuance expense                    (244)       (22)        --
  Payments for retirement of long-term debt                          (181,917)  (111,957)   (58,418)
  Dividends paid                                                      (24,268)   (23,244)   (22,035)
                                                                     --------   --------   --------
    Net cash (used in)/provided by financing activities               (45,371)    10,179    (28,871)
                                                                     --------   --------   --------

Net change in cash and cash equivalents                                 3,171        263         15
Cash and cash equivalents at beginning of year                          2,130      1,867      1,852
                                                                     --------   --------   --------
Cash and cash equivalents at end of year                             $  5,301   $  2,130   $  1,867
                                                                     ========   ========   ========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amount capitalized)                             $ 18,203   $ 16,650   $ 14,160
    Income taxes                                                     $ 18,057   $ 18,832   $ 18,286

See accompanying notes to consolidated financial statements.


Otter Tail Power Company

Consolidated Statements of Capitalization, December 31                1997        1996
----------------------------------------------------------------------------------------
                                                                       (in thousands)

Total common shareholders' equity                                  $210,156    $196,048
                                                                   --------    --------
Cumulative preferred shares -- without par value (stated and liquidating value $100 a share) -- authorized 1,500,000 shares;
 outstanding:
  Series subject to mandatory redemption:
    $6.35, 180,000 shares; 9,000 shares due 2002-06;
                           135,000 shares due 2007                    18,000      18,000
                                                                    --------    --------
  Other series:
    $3.60, 60,000 shares                                               6,000       6,000
    $4.40, 25,000 shares                                               2,500       2,500
    $4.65, 30,000 shares                                               3,000       3,000
    $6.75, 40,000 shares                                               4,000       4,000
    $9.00, 53,311 shares                                               5,331       5,331
                                                                    --------    --------
      Total other preferred                                           20,831      20,831
                                                                    --------    --------
Cumulative preference shares -- without par value, authorized
     1,000,000 shares; outstanding: none

Long-term debt:
  First mortgage bond series:
    8.75%, due December 15, 1997                                          --      18,800
    7.25%, due August 1, 2002                                         19,000      19,200
    7.625%, due February 1, 2003                                          --       9,240
    8.75%, due September 15, 2021                                     18,800      19,000
    8.25%, due August 1, 2022                                         28,500      28,800
    Pollution control series:
      6.20-6.80%, due February 1, 2006, Big Stone project              5,367       5,427
      8.125%, due August 1, 2009, Coyote project, series B                --         830
      6.20-6.90%, due February 1, 2019, Coyote project                21,499      21,734
                                                                    --------    --------
        Total first mortgage bond series                              93,166     123,031

  Senior debentures 6.375%, due December 1, 2007                      50,000          --
  Long-term lease obligation (5.625% pollution control revenue
   bonds due July 1, 1998)                                             2,200       2,200
  Industrial development refunding revenue bonds
   5.00% due December 1, 2002                                          3,010       3,010
  Pollution control refunding revenue bonds
    variable 4.20% at December 31, 1997, due December 1, 2012         10,400      10,400
  Obligations of Mid-States Development, Inc.:
    7.80% ten-year term note                                          22,500          --
    various at 2.90%  to 11.38% at December 31, 1997                  10,775      56,900
  Obligations of North Central Utilities, Inc.
    variable 7.13% to 7.28% at December 31, 1997                      11,542      10,867
  Other                                                                    6           1
                                                                    --------    --------
      Total                                                          203,599     206,409
  Less:
    Current maturity                                                  11,329      41,462
    Sinking fund requirement                                             995       1,125
    Unamortized debt discount and premium -- net                       1,302         646
                                                                    --------    --------
      Total long-term debt                                           189,973     163,176
                                                                    --------    --------
Total capitalization                                                $438,960    $398,055
                                                                    ========    ========
See accompanying notes to consolidated financial statements.


Otter Tail Power Company
Notes to consolidated financial statements
For the three years ended December 31, 1997

1. Summary of accounting policies

System of accounts - In 1997 the Company implemented an activity based costing system along with an entirely new account code structure that will enable it to capture costs to facilitate decision-making in a less regulated and more competitive electric industry. For regulatory reporting purposes, all new account code combinations can be translated into the accounts of the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC), the Public Service Commission of North Dakota, and the Public Utilities Commissions of Minnesota and South Dakota.

Principles of consolidation -- The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. Profits on sales from the regulated electric utility company to nonregulated affiliates are eliminated. However, profits on sales to the regulated electric utility company from nonregulated affiliates are not eliminated, in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 71 - Accounting for the Effects of Certain Types of Regulation.

Plant, retirements, and depreciation -- Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. Repairs to property made necessary by storm damage are charged to the reserve therefor. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.08 percent in 1997, 3.00 percent in 1996, and 2.97 percent in 1995.

Property and equipment of nonutility and subsidiary operations are carried at historical cost, or at the current appraised value if acquired in a business combination accounted for under the purchase method of accounting, and are depreciated on a straight-line basis over the useful lives (3 to 40 years) of the related assets. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the consolidated financial statements.

Jointly owned plants -- The consolidated financial statements include the Company's 53.9 percent and 35 percent ownership interests in the assets, liabilities and expenses of Big Stone Plant and Coyote Plant, respectively. Amounts at December 31, 1997 and 1996, included in Plant in Service for
Big Stone were $108,273,000 and $109,521,000, respectively, and the accumulated provision for depreciation and amortization was $61,650,000 and $59,078,000, respectively. Amounts at December 31, 1997 and 1996, included in Plant in Service for Coyote were $145,720,000 and $145,542,000, respectively, and the accumulated provision for depreciation and amortization was $61,820,000 and $58,436,000, respectively. The Company's share of direct expenses of the jointly owned plants in service is included in the corresponding operating expenses in the statement of income.

Allowance for funds used during construction (AFC) -- AFC, a noncash item, is included in construction work in progress. In 1997 the average level of short-term borrowing exceeded the average level of construction work in progress; consequently, 1997 AFC was based entirely on the year's average short-term debt borrowing rate. In 1996 and 1995 AFC was based on a composite rate that assumes funds used for construction were provided by borrowed funds and equity funds. The AFC included in construction work in progress will ultimately be included in the rate base used in establishing rates for utility services. The rate for AFC was 5.67 percent for 1997,
8.50 percent for 1996, and 9.50 percent for 1995.


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

Operating revenues -- Electric customers' meters are read and bills are rendered on a cycle basis. Prior to 1993 the Company recorded electric revenues based on billing dates in all of its jurisdictions. Effective January 1, 1993, due to a North Dakota Public Service Commission (NDPSC) order, the Company changed its method of revenue recognition in North Dakota from billing dates to energy delivery dates. The North Dakota unbilled revenue amount as of January 1, 1993, ($4.4 million) was amortized to electric revenues over 36 months as required by the order. The change in method of revenue recognition resulted in additional net income of $984,000 in 1995. The impact on 1995 earnings per share was $.09. The Company will begin recording unbilled revenue in Minnesota and South Dakota, subject to notification of the respective state regulatory bodies, in 1998. The accounting change will result in a one-time noncash increase in earnings of approximately $6.4 million ($3.8 million net-of-tax) in 1998.

The Company's rate schedules applicable to substantially all customers include a cost of energy adjustment clause under which the rates are adjusted to reflect changes in average cost of fuels and purchased power. Since July 1, 1995, rate schedules applicable to Minnesota customers also include a surcharge for recovery of conservation-related expenses: 1.75 percent as of July 1, 1997, 1.25 percent from July 1, 1996, through June 30, 1997, and .5030 percent from July 1, 1995, through June 30, 1996. (See further discussion under note 3.)

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

Storm damage provision -- The Company is required under its Indenture of Mortgage to make annual provisions for storm damage of not less than 0.5 percent gross electric operating revenues. Provisions for loss have been used in determining rates approved by the applicable regulatory commissions. Provisions for 1997, 1996, and 1995 were $1,423,000, $1,247,000, and $1,800,000, respectively.

Employee incentive plan -- The Company has a gain sharing plan for all electric utility company employees. The total compensation received by all electric utility company employees for 1997, 1996, and 1995 was $817,000, $778,000, and $870,000, respectively. Mid-States' companies have incentive plans for certain employees that are based on certain levels of sales and profits. Total amounts accrued for these incentive plans in 1997, 1996, and 1995 were $2,658,000, $1,998,000 and $1,891,000, respectively. North
Central Utilities, Inc. companies have incentive plans for all employees based on levels of profitability and returns. Amounts accrued related to these plans for 1997, 1996, and 1995 were $351,105, $34,094, and $16,380, respectively.

Use of estimates -- In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, uncollectible accounts, environmental loss contingencies, unbilled revenues, service contract maintenance costs and actuarially determined benefit costs. As better information becomes available (or actual amounts are determinable) the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Reclassifications -- Certain prior year amounts have been reclassified to conform to 1997 presentation. Such reclassification had no impact on net income and shareholders' equity.

Cash equivalents -- The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents.

Consolidated Statements of Cash Flows -- The combined 1996 beginning cash balance of $589,000 of the two companies acquired in 1997 pooling of interests transactions is included under proceeds from the issuance of common stock in 1996; this treatment is required because financial statements prior to 1996 are not being restated to reflect the effect of the poolings due to their insignificant impact on the Company's consolidated financial statements prior to 1996. Cash used of $209,000 to acquire shares of minor shareholders in one of the 1997 pooling acquisitions is netted against proceeds from the issuance of common stock in 1997.

Debt reacquisition premiums -- In accordance with regulatory treatment, the Company defers debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

Investments -- At December 31, 1997 and 1996, the Company had noncurrent investments of $6,761,000 and $6,163,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments, accounted for under the equity method, provided the Company with tax credits of $1,057,000 and $593,000, in 1997 and 1996, respectively. At December 31, 1997 and 1996, the Company had $703,000 and $1,211,000, respectively, invested in marketable equity securities classified as available-for-sale and recorded at market value. The balance of investments at December 31, 1997, consists of $5,571,000 in additional investments accounted for under the equity method, and $7,013,000 in financial instruments, with $2,070,000 related to participation in economic development loan pools. The balance of investments at December 31, 1996, consists of $8,722,000 in additional investments accounted for under the equity method, and $4,453,000 in financial instruments, with approximately $2,000,000 related to participation in economic development loan pools. (See further discussion under note 10.)

Inventories -- The electric operation inventories are reported at average cost. The health service, manufacturing and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

Short-term debt -- The composite interest rate on short-term debt outstanding as of December 31, 1997 and 1996, was 6.15 percent and 5.77 percent, respectively. The average interest rate paid on short-term debt during 1997 and 1996 was 5.67 percent and 5.65 percent, respectively.

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

                                              1997        1996
                                            --------    --------
                                               (in thousands)
  Goodwill on telephone company             $ 7,749     $ 7,749
  Other intangible assets                    20,594      19,870
                                            -------     -------
  Total                                      28,343      27,619
  Less accumulated amortization               7,432       5,665
                                            -------     -------
  Intangibles-net                           $20,911     $21,954



Adoption of new accounting pronouncements -- In February 1997 the FASB issued SFAS 128 - Earnings Per Share, effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 requires certain public companies to present both basic and diluted earnings per share (EPS) on the face of their income statements. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock (options, warrants, convertible debt or preferred stock, contingent share arrangements, etc.) were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Other than the Company's outstanding $9.00 exchangeable cumulative preferred shares, which are not redeemable or exchangeable until after August 9, 1999, the Company has no financial instruments outstanding similar to those mentioned above. Additionally, if the outstanding $9.00 preferred shares were exchanged for shares of the Company's common stock, the effect on the Company's 1997 EPS would be antidilutive. Therefore, the Company's basic and diluted EPS are the same and are effectively disclosed on the face of the Company's 1997, 1996 and 1995 consolidated statements of income included in this report.

In June 1997 the FASB issued SFAS 130 - Reporting Comprehensive Income, effective for fiscal years beginning after December 15, 1997, with earlier application permitted. SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements and requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company has elected early application of the requirements of SFAS 130 with the display of elements of other comprehensive income in the consolidated statements of changes in equity. The statement of changes in equity not only provides for the display of elements of other comprehensive income pursuant to the requirements of SFAS 130 but it also allows for the elimination of the consolidated statements of retained earnings from the Company's financial statements and it provides for the presentation of changes in equity related to recent issuances of the Company's common stock.


2. Business combinations and segment information

On January 2, 1997, the Company's telecommunications subsidiary, North Central Utilities, Inc., (NCU) acquired all of the outstanding common stock of The Peoples Telephone Co. of Bigfork (Peoples), a telephone company with 1,903 access lines serving five communities in Northern Minnesota, in exchange for 163,758 newly issued shares of the Company's common stock and $209,000 in cash. On June 30, 1997, the Company's subsidiary, Mid-States Development, Inc., (Mid-States) acquired all of the outstanding common stock of Chassis Liner Corporation (Chassis Liner), a manufacturer of auto and truck frame straightening equipment with facilities in Alexandria and Lucan, Minnesota, in exchange for 157,646 newly issued shares of the Company's common stock. These acquisitions have been accounted for under the pooling of interests method of accounting. There were no transactions between the Company, Peoples and Chassis Liner prior to the acquisitions. Costs incurred to effect these mergers were not significant.

The Company's 1996 consolidated financial statements have been restated to include both Peoples and Chassis Liner. However, the Company's 1995 consolidated financial statements and other financial information for 1995 and prior years presented herein have not been restated to reflect the effects of the poolings because the impact of the poolings on those years is not material. The results of operations of the separate companies and the combined amounts included in the consolidated financial statements are presented in the table below.

                                           Otter Tail
                                              Power     Pooled
                                             Company    Entities    Combined
                                            --------    --------    --------
                                     (in thousands, except per share amounts)
For the year ended December 31, 1996:
  Changes in common equity:
    Common shares, par value                $ 56,073    $  1,607    $ 57,680
    Premium on common shares                  31,271      (1,386)     29,885
    Retained earnings                        105,479       2,385     107,864
    Accumulated other comprehensive income       403         216         619
                                            --------    --------    --------
      Total common equity                   $193,226    $  2,822    $196,048
                                            ========    ========    ========
  Operating revenues                        $361,739    $  9,194    $370,933
  Net Income (1)                            $ 29,955    $    669    $ 30,624
  Earnings available for common shares      $ 27,597    $    669    $ 28,266
  Average common shares outstanding           11,182         321      11,503
  Basic and diluted earnings per share      $   2.47                $   2.46

For the three months ended March 31, 1997:(2)
  Operating revenues                        $ 91,770    $  2,519    $ 94,289
  Net Income (1)                            $ 10,234    $    456    $ 10,690
  Earnings available for common shares      $  9,645    $    456    $ 10,101
  Average common shares outstanding           11,412         157      11,569
  Basic and diluted earnings per share      $    .85                $    .87

(1)Prior to being acquired, Chassis Liner was an S Corporation and, consequently, was not subject to federal or state income taxes. The pro forma income tax provision for Chassis Liner that would have been reported by the Company as an additional provision to its historical tax expense had Chassis Liner not been an S Corporation prior to the acquisition is $182,000 for the three month period ended March 31, 1997, $281,000 for the year ended December 31, 1997, and $420,000 for year ended December 31, 1996, based on a tax rate of 40 percent.

(2)Chassis Liner only.


In 1996 Mid-States purchased a Montana-based supplier of X-ray supplies and accessories in February, a mobile medical diagnostic services company located in Minnesota in April, and four radio stations located in the Fargo, North Dakota/ Moorhead, Minnesota, market area: two in June, one in October, and one in December. NCU acquired two small cable TV systems in 1996. Mid-States purchased a manufacturing company and three diagnostic imaging companies in January 1995, and another manufacturing company in October 1995.

In the 1996 and 1995 acquisitions, the purchase method of accounting was used and the acquisitions would have had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share for 1996 and 1995. The total price for the businesses acquired was $11,060,000 in 1996 and $10,820,000 in 1995.

The Company's business operations, which are based mainly in Minnesota, North Dakota, and South Dakota, principally in the region known as the "Red River Valley of the North," are broken down into four segments. Electric operations includes the electric utility only. Health services operations consists of businesses involved in the sale, service, rental, refurbishing and operations of medical imaging equipment and the sale of related supplies and accessories to various medical institutions located primarily in the Midwestern United States. Manufacturing operations includes production of agricultural equipment, plastic pipe, automobile and truck frame straightening equipment and accessories, and fabricated metal parts. Other business operations consists of businesses diversified in such areas as electrical and telephone construction contracting, radio broadcasting, waste incinerating, and telecommunications. Information for the business segments for 1997, 1996 and 1995 is presented in the table below:

                                              1997        1996        1995
                                            --------    --------    --------
                                                     (in thousands)
Operating revenue
  Electric                                  $205,121    $199,345    $203,925
  Manufacturing                               81,543      64,568      38,690
  Health services                             66,185      61,697      50,896
  Other business operations                   41,430      45,323      32,818
                                            --------    --------    --------
    Total                                   $394,279    $370,933    $326,329

Operating income
  Electric                                  $ 44,966    $ 45,279    $ 47,916
  Manufacturing                                7,945       6,504       3,270
  Health services                              4,295       5,137       3,581
  Other business operations                    1,827       2,452       3,531
                                            --------    --------    --------
    Total                                   $ 59,033    $ 59,372    $ 58,298

Depreciation and amortization
  Electric                                  $ 21,442    $ 19,880    $ 19,448
  Manufacturing                                  542         594         344
  Health services                                638         585         517
  Other business operations                    2,914       2,328       1,600
                                            --------    --------    --------
    Total                                   $ 25,536    $ 23,387    $ 21,909

Capital expenditures
  Electric                                  $ 26,603    $ 38,224    $ 27,443
  Manufacturing                                6,264       4,787       3,879
  Health services                              3,800      16,230       4,020
  Other business operations                    5,306       5,582       1,792
                                            --------    --------    --------
    Total                                   $ 41,973    $ 64,823    $ 37,134

Identifiable assets
  Electric                                  $526,679    $523,509    $509,588
  Manufacturing                               40,814      34,354      27,270
  Health services                             35,738      65,140      41,623
  Other business operations                   52,210      46,701      30,715
                                            --------    --------    --------
    Total                                   $655,441    $669,704    $609,196

SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In general, SFAS 131 requires financial information to be reported on the basis that it is used internally for evaluating performance and deciding how to allocate resources. Adoption of SFAS 131 in 1998 is not expected to result in significant changes to the operating segments presently disclosed.


3. Rate matters

On July 1, 1995, the Company began charging all Minnesota customers a
 .5030 percent surcharge on their electric service statements for recovery of conservation-related costs exceeding the amount already included in base rates. On July 1, 1996, the rate was increased to 1.25 percent and on July 1, 1997, the rate was increased to 1.75 percent. The conservation-related costs being recovered through the surcharge and in base rates include Conservation Improvement Program (CIP) expenditures, carrying charges on costs incurred in excess of costs currently being recovered, lost margins on avoided kilowatt-hour sales, and bonus incentives related to energy savings. The MPUC approved recovery of 1996, 1995 and 1994 lost margins and bonus incentives in 1997, 1996 and 1995, respectively. The Company recorded revenues related to 1997, 1996, and 1995 lost margins and bonus incentives of $1,150,000, $1,266,000, and $766,000, respectively. As these costs are recovered through the monthly billing process, the amounts billed are offset by the amortization of deferred CIP charges.


4. Common shares

New issuances -- On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 1,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which will permit shares purchased by shareholders, employees, or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market. In December 1996 the Company began issuing newly issued common shares under the Plan; 161,831 common shares were issued in 1997 and 34,516 shares were issued in 1996. Additional common stock issuances in 1997 included 321,404 unregistered shares to effect the pooling acquisitions, 30,561 shares to the Company's leveraged employee stock ownership plan and 2,630 shares issued as a bonus to a consultant.

Shareholder Rights Plan -- On January 27, 1997, the Company's Board of Directors declared a dividend of one preferred share purchase right (Right) for each outstanding common share held of record as of February 10, 1997. One Right was also issued with respect to each common share issued after February 10, 1997. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustment. The Rights are exercisable when, and are not transferable apart from the Company's common shares until, a person or group has acquired 15 percent or more, or commenced a tender or exchange offer for 15 percent or more, of the Company's common shares. If the specified percentage of the Company's common shares is acquired, each right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights are redeemable by the Company's Board of Directors in certain circumstances and expire on January 27, 2007.


5. Retained earnings restriction

The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 1997, were restricted by $10,055,000.


6. Commitments

At December 31, 1997, the Company had commitments under contracts in connection with construction programs aggregating approximately $3,551,000. For capacity requirements the Company has agreements extending through April 2005, at annual costs of approximately $4,700,000 in 1998, $4,800,000 in 1999, $2,300,000 in each year of 2000 through 2004 and $760,000 in 2005.

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

At December 31, 1997, Midwest Information Systems, Inc., (MIS) had an investment of $88,000 in a wireless communications limited liability company (LLC) accounted for under the equity method. MIS may be required to make additional capital contributions of $549,000. MIS has also guaranteed $480,000 of the LLC's debt.

In 1996 the Big Stone Plant joint owners entered into operating leases for 250 new aluminum coal cars for transporting coal to Big Stone Plant. The terms of the leases are 15 years. The new cars began transporting coal in October 1996. In November 1997 Mid-States' medical imaging services subsidiary entered into a sale/leaseback transaction whereby $16,000,000 of diagnostic medical equipment was sold and leased back under two operating leases with terms of three and four years. The amounts of future operating lease payments are as follows:

                                Electric   Subsidiary
                                 utility    companies     Total
                                --------   ----------    -------
                                         (in thousands)
            1998                 $   939     $ 8,447     $ 9,386
            1999                     939       7,742       8,681
            2000                     939       7,249       8,188
            2001                     939       5,623       6,562
            2002                     939       1,913       2,852
            Later Years            4,851         552       5,403

Rent expense was $6,714,000, $6,288,000, and $4,987,000 for 1997, 1996, and
1995, respectively.


7.	Long-term obligations

Preferred shares -- The $6.35 cumulative preferred shares are redeemable in whole or in part at the option of the Company after December 1, 1997, at $103.175, declining linearly to $100.00 at December 31, 2002.

The $9.00 exchangeable cumulative preferred shares are redeemable in whole or in part at the option of the Company after August 9, 1999, for $100.00 per share payable in cash or, at the holder's election, common shares. Subject to certain conditions, such shares are exchangeable at the option of the holder after August 9, 1999, for $100.00 per share in cash or common shares.

Long-term debt -- All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control series to secure payment of a like principal amount of revenue bonds that were issued by local governmental units to finance facilities leased or purchased and that the Company has capitalized. Mid-States' ten year term note and credit line borrowings are secured by a pledge of all of the common stock of the companies owned by Mid-States. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 1997, for each of the next five years are $12,324,000 for 1998, $5,858,000 for 1999, $5,658,000 for 2000,
$5,283,000 for 2001, and $26,165,000 for 2002.


8. Pension plan and other postretirement benefits

The Company's noncontributory funded pension plan covers substantially all electric utility employees. The plan provides 100 percent vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued. All past service costs have been provided for. The total pension cost was $1,104,000 for 1997, $1,292,000 for 1996, and $1,009,000 for 1995.


The pension plan has a trustee who is responsible for pension payments to retirees. Five investment managers are responsible for managing the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

Net periodic pension cost for 1997, 1996, and 1995 includes the following components:

                                                  1997      1996      1995
                                                --------  --------  --------
                                                       (in thousands)
Service cost--benefit earned during the period  $  2,385  $  2,273  $  1,908
Interest cost on projected benefit obligation      7,131     6,754     6,511
                                                --------  --------  --------
                                                $  9,516  $  9,027  $  8,419
(Gain) on return on assets                       (21,119)  (15,738)  (26,509)
Plus: net deferral and amortization               12,707     8,003    19,099
                                                --------  --------  --------
Net periodic pension cost                       $  1,104  $  1,292  $  1,009
                                                ========  ========  ========

The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash and cash equivalents.

The funded status of the plan and amounts recognized on the balance sheet at December 31, 1997 and 1996, are as follows:

                                                  1997        1996
                                                --------    --------
                                                   (in thousands)
Actuarial present value of benefit obligation:
  Vested benefits                               $ 77,303    $ 72,243
  Nonvested benefits                              10,370       9,688
                                                --------    --------
    Accumulated benefit obligation              $ 87,673    $ 81,931
                                                ========    ========

  Projected benefit obligation                  $107,356    $100,664
  Plan assets at fair value                      137,560     121,506
                                                --------    --------
  Funded status                                 $ 30,204    $ 20,842
  Unrecognized transition asset                   (1,015)     (1,251)
  Unrecognized prior service cost                 10,593       9,916
  Unrecognized net actuarial (gain)              (37,152)    (25,773)
                                                --------    --------
  Net pension asset                             $  2,630    $  3,734
                                                ========    ========

The assumptions used for actuarial valuations were:
                                                  1997        1996
                                                --------    --------
Discount rate                                     7.25%       7.25%
Rate of increase in future compensation level     4.25%       4.25%
Long-term rate of return on assets                8.50%       8.50%

In addition to providing pension benefits to all electric utility employees, the Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees upon their retirements or to their beneficiaries upon their deaths for a 15-year period. Life insurance carried on the plan participants is payable to the Company upon the employee's death. The net periodic pension cost of this program in 1997, 1996 and 1995 was $482,000, $485,000, and $412,000, respectively. In the second quarter of 1996 actuary reports for the Company's Executive Survivor and Supplemental Retirement Program amended July 1, 1994, were revised to reflect assumption changes regarding expected retirement age and projected benefits under the July 1, 1994 plan amendment, which expanded the plan to include nonofficer upper level management employees. The restatement resulted in an expense adjustment of an additional $2,590,000, and a reduction in earnings per share of $0.14 in 1996.

The funded status of the plan and amounts recognized on the balance sheet at December 31, 1997 and 1996, are as follows:

                                                  1997        1996
                                                --------    --------
                                                   (in thousands)
Actuarial present value of benefit obligation:
  Vested benefits                               $  5,051    $  4,322
  Nonvested benefits                                 448         686
                                                --------    --------
    Accumulated benefit obligation              $  5,499    $  5,008
                                                ========    ========

  Projected benefit obligation                  $  6,964    $  6,636
  Plan assets at fair value                           --          --
                                                --------    --------
  Funded Status                                 $ (6,964)   $ (6,636)
  Unrecognized transition obligation                  62          82
  Unrecognized prior service cost                  1,647       1,774
  Unrecognized net actuarial loss                    615         487
  Additional liability                              (715)       (715)
                                                --------    --------
  Accrued benefit liability                     $ (5,355)   $ (5,008)
                                                ========    ========

The assumptions used for actuarial valuations for 1997 and 1996 were a discount rate of 7.25 percent and a salary scale rate increase of 5.0 percent.

In addition to providing pension benefits, the Company provides a portion of health insurance benefits for retired employees. Substantially all of the Company's electric utility employees may become eligible for health insurance benefits if they reach age 55 and have 10 years of service. Upon adoption of SFAS 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions - in January 1993, the Company elected to recognize its transition obligation related to postretirement benefits earned of approximately $14,964,000 over a period of 20 years.

The net postretirement benefit cost for 1997, 1996, and 1995 includes the following components:

                                                  1997      1996      1995
                                                --------  --------  --------
                                                       (in thousands)
Service cost - benefit earned during the period  $   578   $   484   $   411
Interest cost on accumulated postretirement
  benefit obligation                               1,159     1,132     1,187
Amortization of transition obligation                748       748       881
Amortization of experience (gain)                   (251)     (210)     (311)
Plan amendment prior service cost                     --        --     2,155
Life insurance curtailment gain                       --      (749)       --
                                                 -------   -------   -------
Net postretirement benefit cost                  $ 2,234   $ 1,405   $ 4,323
                                                 =======   =======   =======

The funded status of the plan and the amounts recognized on the balance sheet at December 31, 1997 and 1996, are as follows:

                                                      1997        1996
                                                    --------    --------
                                                       (in thousands)
Actuarial present value of benefit obligation:
  Retirees                                          $ 10,209    $  9,096
  Fully eligible plan participants                     4,483       4,582
  Other active plan participants                       3,015       2,645
                                                    --------    --------
    Accumulated postretirement benefit obligation   $ 17,707    $ 16,323
Plan assets at fair value                                 --          --
                                                    --------    --------
Funded status                                       $(17,707)   $(16,323)
Unrecognized (gain)                                   (3,449)     (4,038)
Unrecognized transitional obligation                  11,223      11,971
                                                    --------    --------
Postretirement benefit liability                    $ (9,933)   $ (8,390)
                                                    ========    ========

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1997, was 7.5 percent for 1998, decreasing linearly each successive year until it reaches 5.0 percent in 2003, after which it remains constant. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1996, was 7.0 percent for 1997, decreasing linearly each successive year until it reaches 5.0 percent in 2001, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1997 and 1996, was 7.25 percent. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement obligation as of December 31, 1997, by approximately 10.7 percent and the service and interest cost components of the net postretirement health care cost in 1997 by approximately 16.5 percent.

The Company has a leveraged employee stock ownership plan (ESOP) for the benefit of all its electric utility employees. Contributions made by the Company were $1,055,000 for 1997, $1,010,000 for 1996, and $993,000 for
1995.


9. Compensating balances and short-term borrowings

The Company maintains formal bank lines of credit for its electric utility operations separate from lines and letters of credit maintained by the subsidiary companies. They make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes. At December 31, 1997, the Company maintained no compensating balances to support formal bank lines of credit. The Company's bank lines of credit for electric utility operations totaled $40,000,000 of which $2,100,000 was used at December 31, 1997. The subsidiary companies' bank lines and letters of credit, which require no compensating balances, totaled $17,500,000 of which $3,115,000 was used at December 31, 1997. Based on the terms and nature of use of the subsidiaries' lines, outstanding amounts are reflected in long-term debt and current maturities on the Company's consolidated balance sheets.


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

Long-term debt -- The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt. About $26 million of the Company's long term debt, which is subject to variable interest rates, approximates fair value.

                                           1997                  1996
                                   --------------------  --------------------
                                                 (in thousands)
                                   Carrying     Fair     Carrying     Fair
                                    amount      value     amount      value
                                   --------   --------   --------   --------
Cash and short-term investments    $  5,301   $  5,301   $  2,130   $  2,130
Other investments                    20,048     20,048     20,549     20,549
Redeemable preferred stock          (18,000)   (19,619)   (18,000)   (18,000)
Long-term debt                     (189,973)  (207,063)  (163,176)  (170,483)


The Company's marketable securities are included in investments on the balance sheet and are classified as available for sale. These securities are recorded at fair value with any unrealized gain or loss included in accumulated other comprehensive income in the equity section of the balance sheet net of deferred income taxes of $257,000 at year-end 1997 and $431,000 at year-end 1996. Realized gains and losses are computed on each specific investment sold. The amounts recognized on the balance sheet as of December 31, 1997 and 1996, and amounts sold for each year are as follows:

                                          1997        1996
                                        --------    --------
    Available for sale - securities        (in thousands)
          Cost                           $    83     $   161
          Gross unrealized gain              620       1,050
          Gross unrealized loss               --          --
                                         -------     -------
          Fair value                     $   703     $ 1,211
                                         =======     =======
          Proceeds from sale             $   785     $    --
          Gross realized gains               707          --
          Gross realized losses               --          --


11. Income taxes

The total income tax expense differs from the amount computed by applying the federal income tax rate (35 percent in 1997, 1996 and 1995) to net income before total income tax expense for the following reasons:

                                                  1997      1996      1995
                                                --------  --------  --------
                                                       (in thousands)
Tax computed at federal statutory rate           $16,329   $15,378   $15,786
Increases (decreases) in tax from:
  State income taxes net of federal
   income tax benefit                              2,224     1,835     2,097
  Investment tax credit amortization              (1,186)   (1,186)   (1,177)
  Depreciation differences --
   flow-through method reversal                      408      (138)      222
  Differences reversing in excess of federal rates  (994)   (1,030)     (754)
  Dividend received/paid deduction                  (620)     (604)     (872)
  Affordable housing tax credits                  (1,057)     (593)      (93)
  Permanent and other differences                   (796)      348       950
                                                 -------   -------   -------
    Total Income tax expense                     $14,308   $14,010   $16,159
                                                 =======   =======   =======
Overall effective federal and state
  income tax rate                                  30.7%     31.4%     35.8%

Income tax expense includes the following:
  Charges (credits) related to operations:
    Current federal income taxes                 $17,123   $18,014   $13,840
    Current state income taxes                     3,300     3,608     3,201
    Deferred federal income taxes                 (3,410)   (4,657)      603
    Deferred state income taxes                     (205)     (480)      117
    Investment tax credit amortization            (1,186)   (1,186)   (1,177)
                                                 -------   -------   -------
      Total                                      $15,622   $15,299   $16,584
                                                 -------   -------   -------
  Charges (credits) related to other income
   and deductions:
    Current federal income taxes                    (645)     (430)     (176)
    Affordable housing tax credits                (1,057)     (593)      (93)
    Current state income taxes                        19      (103)      (21)
    Deferred federal and state income taxes          369      (163)     (135)
                                                 -------   -------   -------
      Total Income tax expense                   $14,308   $14,010   $16,159
                                                 =======   =======   =======

The Company's deferred tax assets and liabilities were composed of the following on December 31, 1997 and 1996:

                                                   1997          1996
                                                ----------    ----------
                                                     (in thousands)
Deferred tax assets
  Amortization of tax credits                   $  12,258     $  13,021
  Vacation accrual                                  1,121         1,039
  Unbilled/unearned revenue                         4,105         4,452
  Operating reserves                                7,890         6,872
  Nondeductible land - plant abandonment               --         1,134
  Transfer to regulatory asset                        (61)         (617)
  Other                                             1,747         1,646
                                                ---------     ---------
    Total deferred tax assets                   $  27,060     $  27,547

Deferred tax liabilities
  Differences related to property                (111,300)     (114,090)
  Excess tax over book - pensions                  (1,043)       (1,481)
  Transfer to regulatory asset                     (4,999)       (4,012)
  Transfer to regulatory liability                   (188)          204
  Other                                            (2,375)       (2,749)
                                                ---------     ---------
    Total deferred tax liabilities              $(119,905)    $(122,128)
                                                ---------     ---------
      Deferred income taxes                     $ (92,845)    $ (94,581)
                                                =========     =========


12. Property, plant and equipment

                                                     1997         1996
                                                   --------     --------
                                                (December 31, in thousands)
Electric Plant:
  Production                                       $305,147     $305,472
  Transmission                                      141,956      137,539
  Distribution                                      227,463      217,825
  General                                            83,985       81,229
                                                   --------     --------
    Electric plant                                  758,551      742,065
Less accumulated depreciation and amortization      315,011      301,380
                                                   --------     --------
  Electric plant net of accumulated depreciation    443,540      440,685
Construction work in progress                        12,146       11,470
                                                   --------     --------
  Net electric plant                               $455,686     $452,155
                                                   --------     --------

Subsidiary companies plant                         $ 89,716     $101,789
Less accumulated depreciation and amortization       35,636       28,999
                                                   --------     --------
  Net subsidiary companies plant                   $ 54,080     $ 72,790
                                                   --------     --------
    Net plant                                      $509,766     $524,945
                                                   ========     ========

13. Quarterly information (unaudited)

The quarterly data shown below reflects seasonal and timing variations that are common in the utility industry.
                                                                Three Months Ended
                                          March 31         June 30         September 30      December 31
                                       --------------   --------------   ---------------   ---------------
                                        1997    1996     1997    1996     1997     1996     1997     1996
                                       ------  ------   ------  ------   -------  ------   -------  ------
                                                       (in thousands except per share data)

Operating revenues                    $94,289 $90,568  $91,096 $91,874  $101,858 $95,276  $107,036 $93,215
Operating income                      $19,741 $19,057  $ 9,798 $12,642  $ 13,753 $12,868  $ 15,742 $14,805
Net income                            $10,690 $10,195  $ 5,393 $ 6,273  $  7,785 $ 6,739  $  8,478 $ 7,417
Earnings available for common shares  $10,101 $ 9,605  $ 4,803 $ 5,684  $  7,195 $ 6,149  $  7,889 $ 6,828

Basic and diluted earnings per share  $  .87  $   .84  $  .41  $   .49  $   .62  $   .53  $   .67  $   .59
Dividends paid per common share       $  .465 $   .45  $  .465 $   .45  $   .465 $   .45  $   .465 $   .45

Price range:
  High                                $34 3/4 $38 5/8  $34 1/4 $38 5/8  $34 1/2  $34 1/2  $38 3/8  $34 1/4
  Low                                 $31 1/2 $35 1/4  $30     $32      $31 1/2  $31 3/4  $32 1/8  $32

Average number of common
 shares outstanding                    11,569  11,502   11,621  11,502    11,661  11,502    11,704  11,509


Initially the Company did not intend to restate prior year's consolidated financial statements for the
Peoples' pooling because its impact alone on 1996 consolidated results was not considered significant.
However, the Chassis Liner pooling in June of 1997 was considered to have a significant enough pro forma effect on 1996 consolidated results to warrant restatement.  For reasons of consistency, the Company's
1996 consolidated financial statements presented herein have been restated to include both Peoples and
Chassis Liner.  However, the Company's 1995 consolidated financial statements and other financial information for 1995 and prior years presented herein have not been restated to reflect the effects of the poolings because the impact of the poolings on those years is not material.  (See note 2 to financial statements for more information.)

-----------------------------------------------------------------------

Stock listing
-------------
Otter Tail common stock is traded on The Nasdaq Stock Market's National Market. (Nasdaq: National Association of Securities Dealers Automated Quotation.)