Form 10-K405, Exhibit 13
period 1998-12-31
OTTER TAIL POWER CO
filed 1999-03-29
CIK 75129


                                                       Exhibit 13-A

Selected consolidated financial data
-----------------------------------------------------------------------------------------------
                               1998      1997     1996       1995     1994      1993      1988
                              ------    ------   ------     ------   ------    ------    ------
                                                 (thousands except per-share data)
Revenues
Electric                     $227,477  $205,121  $199,345  $203,925  $198,812  $192,290  $178,221
Manufacturing                  86,030    81,543    64,568    38,690    13,083     8,473         -
Health services                68,728    66,185    61,697    50,896    45,555    32,068         -
Other business operations      48,843    41,430    45,323    32,818    29,276    32,396         -
                             --------  --------  --------  --------  --------  --------  --------
   Total operating revenues  $431,078  $394,279  $370,933  $326,329  $286,726  $265,227  $178,221

Special charges              $  9,522  $      -  $      -  $      -  $      -  $      -  $      -
Cumulative change in
  accounting principle (1)   $  3,819  $      -  $      -  $      -  $      -  $      -  $      -
Net income                   $ 34,520  $ 32,346  $ 30,624  $ 28,945  $ 28,475  $ 27,369  $ 25,317
Cash flow from operations    $ 63,959  $ 69,398  $ 68,611  $ 58,077  $ 51,832  $ 53,255  $ 47,675
Total assets                 $655,612  $655,441  $669,704  $609,196  $578,972  $563,905  $476,363
Long-term debt               $181,046  $189,973  $163,176  $168,261  $162,196  $166,563  $121,815
Redeemable preferred         $ 18,000  $ 18,000  $ 18,000  $ 18,000  $ 18,000  $ 18,000  $ 15,925
Common shares outstanding
   (2) (thousands)             11,880    11,731    11,536    11,180    11,180    11,180    11,968
Number of common
  shareholders (3)             13,699    13,753    13,829    13,933    14,115    13,634    14,595
Basic and diluted earnings
  per share (4) (5)          $   2.73  $   2.58  $   2.46  $   2.38  $   2.34  $   2.23  $   1.92
Dividends per common share   $   1.92  $   1.86  $   1.80  $   1.76  $   1.72  $   1.68  $   1.48
-------------------------------------------------------------------------------------------------
Notes:
(1) In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of Minnesota and South
    Dakota from meter-reading dates to energy-delivery dates.
    The amount presented is net of income tax of $2,545.
(2) Number of shares outstanding at year-end.
(3) Holders of record at year-end.
(4) Based on average number of shares outstanding.
(5) 1998 includes cumulative effect of change in accounting principle of 32 cents per share




              Management's discussion and analysis of
           financial condition and results of operations

Management's major financial objective is to increase shareholder value by earning returns for shareholders that exceed returns available from comparable risk investments. This objective can be met by earning the returns allowed by regulators in electric operations combined with successfully growing diversified operations. Meeting this objective enables the Company to preserve and enhance its financial capability by maintaining optimal capitalization ratios and a strong interest coverage position, providing excellent returns to the common shareholder in the form of capital appreciation and dividends, and preserving strong credit ratings on outstanding securities, which in the form of lower interest rates benefits both the Company's customers and shareholders.


Liquidity:

Liquidity is the ability to generate adequate amounts of cash to meet the Company's needs, both short-term and long-term.
Historically, the Company's liquidity has been a function of its capital expenditures and debt service requirements, its net internal funds generation, and its access to long-term securities markets and credit facilities for external capital.

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

Cash provided by operating activities of $64 million, as shown on the Consolidated Statement of Cash Flows for the year ended December 31, 1998, combined with cash provided by the issuance of $5.5 million in common stock and funds on hand of $5.3 million at December 31, 1997, allowed the Company to pay dividends, retire short- and long-term debt, meet sinking fund payment requirements on its outstanding First Mortgage Bonds, acquire an additional business, and finance its consolidated capital expenditures in 1998.

In 1998 the Company issued 148,426 common shares under its Automatic Dividend Reinvestment and Share Purchase Plan, generating proceeds of $5.5 million. In 1999 the Company plans to purchase shares on the open market to fulfill the requirements of the Plan.

The Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet all sinking fund payments for First Mortgage Bonds in the next five years and to provide for its estimated 1999 through 2003 consolidated capital expenditures. Additional short-term or long-term financing will be required in the period 1999 through 2003 for the maturity of First Mortgage Bonds and other long-term debt and in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares or for other corporate purposes.


Capital requirements:

The Company's consolidated capital requirements include periodic and timely replacement of technically obsolete or worn out equipment, new equipment purchases, and plant upgrades to accommodate anticipated growth. The electric segment has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and provide reliable service. The construction program is subject to continuing review and is revised annually in light of changes in demands for energy, environmental laws, regulatory changes, technology, the costs of labor, materials and equipment, and the Company's financial condition (including cash flow and earnings).

Consolidated capital expenditures for the years 1998, 1997, and 1996 were $29 million, $42 million, and $65 million, respectively. The reduction in capital expenditures since 1996 reflects an initiative started by the Company in 1997 to more closely evaluate capital expenditures.

The estimated capital expenditures for 1999 are $33 million and the total expenditures for the five-year period 1999 through 2003 are expected to be approximately $175 million. The breakdown of 1998 actual and 1999 through 2003 estimated capital project expenditures by segment is as follows:

                                     1998    1999    1999-2003
                                    ------  ------  -----------
                                         (in millions)
  Electric utility                   $ 18    $ 20      $105
  Manufacturing                         5       7        19
  Health services                       3       4        42
  Other business operations             3       2         9
                                     ----    ----      ----
     Total                           $ 29    $ 33      $175

In addition to these capital requirements, funds totaling approximately $49 million will be needed during the five-year period 1999 through 2003 to retire First Mortgage Bonds and other long-term obligations, including subsidiary long-term obligations, at maturity and through sinking fund payments.


Capital resources:

Financial flexibility is provided by unused lines of credit, financial coverages in excess of the minimum levels required for issuance of securities, strong credit ratings, the pledging of assets owned by the Company, and alternative financing arrangements such as leasing.

As of December 31, 1998, the Company had $3.9 million in cash and cash equivalents and $35.4 million in unused lines of credit available. Bank lines of credit are a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed. The Company had $824,000 of credit lines in use at December 31, 1998. Borrowing rates on the Company's bank line of credit averaged 6.65 percent for 1998. The notes and credit lines of the subsidiaries are secured by a pledge of all of the common stock of the subsidiaries. (See note 11 to consolidated financial statements for further information.)

The Company's coverage ratios improved in 1998 compared to 1997 as a result of a decreased level of debt and lower interest rates. The fixed charge coverage ratio after taxes was 4.0 for 1998 as compared to 3.0 for 1997 and the long-term debt interest coverage ratio before taxes was 4.3 for 1998, as compared to 4.0 for 1997. The Company expects these coverages to remain stable during 1999.

The Company's credit ratings affect its access to the capital market. The current credit ratings for the Company's First Mortgage Bonds at December 31, 1998, which remain unchanged from 1997, are as follows:

  Moody's Investors Service     Aa3
  Duff and Phelps               AA
  Standard and Poor's           AA-

The Company's disclosure of these security ratings is not a recommendation to buy, sell, or hold the Company's securities.

As of December 31, 1998, the Company had the capacity under its Indenture of Mortgage to issue an additional $170 million principal amount of First Mortgage Bonds. (See note 9 to consolidated financial statements for further information.)


Results of operations:

Electric operations
-------------------

(bar graph of information in following table)

   Electric operating income
         (millions)
   -------------------------
   1996                $45.3
   1997                $45.0
   1998                $42.2

(end of graph)

Otter Tail Power Company provides electrical service to over 125,000 customers in a service territory of over 50,000 square miles.

                                            1998       1997      1996
                                           ------     ------    ------
                                                  (in thousands)
 Operating revenues                      $227,477   $205,121   $199,345
 Production fuel                           34,234     31,362     27,913
 Purchased power                           40,609     24,420     28,378
 Other operation and maintenance expenses  70,584     72,112     66,401
 Special charges                            7,022        --         --
 Depreciation and amortization             22,128     21,442     19,880
 Property taxes                            10,684     10,819     11,494
                                         --------   --------   --------
 Operating income                        $ 42,216   $ 44,966   $ 45,279

The 10.9 percent increase in electric operating revenues in 1998, as compared to 1997, is due to a $17.9 million increase in power pool revenues, combined with increases of $2.7 million in other electric revenue and $1.7 million in retail revenue. Power pool kilowatt-hour
(kwh) sales increased 96 percent and revenue per power pool kwh sold increased 33 percent. An increase in energy available for sale enabled the Company to respond to unusually high wholesale market demands, resulting in the increase in power pool sales in 1998. The evolution of a competitive wholesale electricity market is reflected in market-based increases in revenue per power pool kwh sold and the cost per kwh of purchased power. Other electric revenue increased as a result of more electrical contract work done for other utilities and an increase in payments from other utilities for the use of shared transmission facilities. Retail revenue increased 0.9 percent despite a 0.3 percent decline in retail kwh sales. Revenue per retail kwh increased 1.2 percent in 1998, as compared to 1997, as a result of increases in the Minnesota Conservation Improvement Program
(CIP) surcharge rate and an increase in cost-of-energy revenues.

Significantly milder weather during the first quarter of 1998 was the main contributing factor to the decline in retail kwh sales as heating degree days were down 18.7 percent for 1998 as compared to 1997. Heating degree days, which generally correlate to increases or decreases in the use of electricity by residential customers, were 7,827 for 1998, 9,628 for 1997, and 10,349 for 1996.

The 2.9 percent increase in electric operating revenues in 1997, as compared to 1996, reflects increases of 1.0 percent in revenue from retail kwh sales, 56.5 percent in other electric revenue, and 8.6 percent in revenue from power pool sales. The increase in retail revenue is mainly due to increases in kwh sales to industrial customers and increases in cost-of-energy revenue related to power purchased for sale to retail customers in the first half of 1997. The increase in other electric revenue in 1997, as compared to 1996, reflects Minnesota CIP lost margins recovery approved by the Minnesota Public Utilities Commission (MPUC). Increases in transmission service charge revenue and electric property rental income also contributed to the increase in other electric revenue in 1997, as compared to 1996. Power pool sales increased as a result of strong sales in the fourth quarter of 1997, which offset lower sales earlier in the year.

Increases or decreases in fuel and purchased power costs arising from changing prices results in adjustments to the Company's rate schedules through the cost of energy adjustment clause. Over the last five years this has resulted in savings of nearly $42 million to the Company's customers.

Greater plant availability in 1998, which allowed the Company to sell more wholesale power, resulted in a 9.1 percent increase in kwhs generated and a 9.2 percent increase in production fuel expense in 1998 as compared to 1997. The 66.3 percent increase in purchased power costs in 1998 as compared to 1997 is due to a 161 percent increase in cost of power purchased for resale combined with a 6.8 percent increase in cost of power purchased for system use. The cost of power purchased for system use increased despite a 5.1 percent decrease in the volume of energy purchased for system use as a result of generally higher market prices for purchased power during 1998. Power purchased for resale increased due to a 96 percent increase in power pool sales combined with a 40 percent increase in cost per kwh purchased for resale.

Production fuel expense increased 12.4 percent in 1997, as compared to 1996, while purchased power expense decreased 13.9 percent over the comparable periods for a net decrease in production fuel and purchased power expenses of 0.9 percent. The net reduction in production fuel and purchased power expenses in 1997, as compared to 1996, was achieved despite a slight increase in total kwh sales of
0.4 percent mainly as a result of having Big Stone Plant, the Company's lowest-cost generating unit, available for generation during all of 1997, as compared to 1996, when it was shut down two months for a major overhaul. In 1997 Big Stone Plant generated a record net output of 3,166,398 mwh for a single year exceeding its previous record output by 515,627 mwh. The increase in generation at Big Stone Plant contributed to a decrease in purchased power in 1997 and helped alleviate a shortage in available generation caused by the scheduled maintenance shutdown of Coyote Station in the Spring of 1997.

Other electric operation and maintenance expenses for 1998 as compared to 1997, decreased 2.1 percent. This decrease, in part, reflects the effect of the Company's early retirement program, which resulted in a workforce reduction of 55 employees by June 1, 1998. Maintenance expenses were higher in 1997 than in 1998 due to the 10-week overhaul of Coyote Station in 1997.

The primary contributors to the 8.6 percent increase in other electric operation and maintenance expense in 1997 were the overhaul of the Coyote Station in the second quarter of 1997 and increased expenditures for outside and contracted services in 1997.

Special charges incurred in 1998 of $7 million represent two items related to electric operations: (1) a noncash charge of $6.3 million associated with a voluntary early retirement program offered by the Company, and (2) the write-off of $717,000 in accumulated costs related to a rail spur project at Big Stone Plant. (See note 3 to consolidated financial statements for further information including the net-of-tax and earnings per share impact of these charges.) The Company incurred insignificant additional costs related to the early retirement offer after the first quarter.

Depreciation and amortization expense for 1998 as compared to 1997, increased 3.2 percent due to a slight increase in electric plant in service. The 7.9 percent increase in depreciation and amortization expense in 1997 is the result of property additions including upgrades made to Big Stone Plant in the latter part of 1996.

The decrease in property taxes of 5.9 percent in 1997 compared to 1996 reflects reductions in Minnesota property taxes as a result of legislative action affecting Minnesota commercial and industrial property class rates for 1997 and lower assessed values on Minnesota utility property.


Manufacturing operations
------------------------

(bar graph of information in following table)

   Manufacturing operating
           income
         (millions)
   -----------------------
   1996               $6.5
   1997               $7.9
   1998               $8.7

(end of graph)

Manufacturing operations is made up of businesses involved in the production of agricultural equipment, automobile and truck frame-straightening equipment and accessories, plastic pipe extrusion, and metal parts stamping and fabrication.

                            1998        1997        1996
                           ------      ------      ------
                                   (in thousands)
 Operating revenues       $86,030     $81,543     $64,568
 Cost of goods sold        64,390      61,361      48,269
 Operating expenses        12,979      12,237       9,795
                          -------     -------     -------
 Operating income         $ 8,661     $ 7,945     $ 6,504

Manufacturing operating revenue increased 5.5 percent in 1998 as a result of increased sales volumes of 15 percent within the manufacturing companies that produce agricultural equipment and metal parts stamping. These increases were offset by a reduction in sales of automobile and truck frame-straightening equipment and a decrease in revenues from the sales of PVC pipe. The increase in manufacturing operating revenue of 26.3 percent in 1997 reflects increased sales at all six of the Company's manufacturing subsidiaries.

During 1998 manufacturing cost of goods sold increased 4.9 percent as a result of the increased sales volumes, offset by a decrease in prices for resins used in the manufacture of PVC pipe. The increase in operating expenses for 1998 of 6.1 percent was primarily due to increased labor costs and the use of outside professional services. The increases of 27.1 percent in manufacturing cost of goods sold and
24.9 percent in manufacturing operating expenses in 1997, as compared to 1996, correspond to the increase in sales over the same comparable periods. The increase in cost of goods sold in 1997 also reflects increases in prices for resins used in the manufacture of PVC pipe.


Health services operations
--------------------------

(bar graph of information in following table)

   Health services
   operating income
     (millions)
   -----------------
   1996         $5.1
   1997         $4.3
   1998         $6.5

(end of graph)

Health services operations include businesses involved in the sale, service, rental, refurbishing, and operation of medical imaging equipment and the sale of related supplies and accessories to various medical institutions primarily in the Midwest.

                         1998         1997        1996
                        ------       ------      ------
                                 (in thousands)
 Operating revenues    $68,728      $66,185     $61,697
 Cost of goods sold     35,913       38,922      34,032
 Operating expenses     26,305       22,968      22,528
                       -------      -------     -------
 Operating income      $ 6,510      $ 4,295     $ 5,137

The 3.8 percent increase in health services operating revenue in 1998, as compared to 1997, is due to an increase in sales volumes of diagnostic medical equipment combined with an increase in the number of medical imaging scans performed offset by a decrease in the average fee per scan. Health services cost of goods sold decreased
7.7 percent in 1998, as compared to 1997 due to the recording of equipment valuation adjustments in 1997. The 14.5 percent increase in health services operating expense in 1998 as related to 1997 reflects the increase in rental costs of diagnostic imaging equipment and increased repairs and maintenance expense on mobile imaging equipment. The increase in health services operating revenue of 7.3 percent in 1997 and the increase in health services operating expenses of 2 percent in 1997 is related to the 1996 acquisitions of two medical imaging services companies. The increase in health services cost of goods sold in 1997, as compared to 1996, is due to valuation adjustments related to equipment held for sale and increased costs associated with customer service contracts.


Other business operations
-------------------------

(bar graph of information in following table)

   Other business operations
       operating income
           (millions)
   --------------------------
   1996                  $2.5
   1997                  $1.8
   1998                 ($0.2)

The Company's other business operations include telephone utilities and businesses involved in electrical and telephone construction contracting, entertainment, and waste incinerating. On May 1, 1998, the Company acquired PAM Natural Gas, Inc. (PAM), a marketer of natural gas to commercial and institutional customers. Upon acquisition, PAM's name was changed to Otter Tail Energy Management, Inc. (See note 4 to consolidated financial statements for more information.)

In December 1998 Varistar Corporation (formerly Mid-States Development, Inc.) entered into a definitive agreement to sell certain assets of the radio stations and video production company owned by KFGO, Inc., and the radio stations owned by Western Minnesota Broadcasting Company to an unrelated party. (See additional discussion under "Factors affecting future earnings" on page 25.)

                           1998        1997       1996
                          ------      ------     ------
                                 (in thousands)
 Operating revenues      $48,843     $41,430    $45,323
 Cost of goods sold       29,133      23,393     28,297
 Special charges           2,500         --         --
 Operating expenses       17,367      16,210     14,574
                          ------     -------    -------
 Operating income         $ (157)    $ 1,827    $ 2,452

Other business operations operating revenues, cost of goods sold, and operating expenses increased 17.9 percent, 24.5 percent and 7.1 percent, respectively, in 1998, as compared to 1997, primarily as a result of the PAM acquisition. Special charges of $2.5 million recorded during the first quarter of 1998 represent an impairment loss associated with the Quadrant Co. (Quadrant) waste incineration plant. Substantially all of the first quarter charge was used to reduce the plant book value to zero. The plant ceased operations during the third quarter of 1998. During the fourth quarter of 1998, an additional provision of $250,000 was included in operating expenses for plant disposition costs. Pro forma operating income for other business operations without Quadrant would have been $3,016,000, $2,426,000, and $2,237,000 in 1998, 1997, and 1996,
respectively. (See note 3 to consolidated financial statements and discussion under "Factors affecting future earnings" on page 25 for further information on the Quadrant waste incineration plant, including the net-of-tax and earnings per share impact of this special charge.)

The 8.6 percent decrease in other business operations operating revenue in 1997, as compared to 1996, is due to a decline in revenue and reductions in material cost pass-through billings at the Company's construction subsidiaries, offset slightly by increases in media and telecommunications revenue due to the acquisition of several radio stations in 1996. The decrease in construction activity and material cost pass-through billings are the main factors contributing to the 17.3 percent decrease in cost of goods sold in 1997. The increase in operating expenses from other business operations of 11.2 percent in 1997 reflects the acquisitions of four radio stations during 1996.


Consolidated other income and deductions--net
---------------------------------------------

(bar graph of information in following table)

   Other income and deductions
           (millions)
   ---------------------------
   1996                   $2.1
   1997                   $6.1
   1998                   $4.2

(end of graph)

The 32 percent decrease in other income and deductions--net for 1998, as compared to 1997, reflects the 1997 sale of a Direct Broadcast Satellite franchise for $1.8 million. Included in other income and deductions for 1998 is $839,000 of dividend income and a $500,000 increase in revenue recognition relating to Minnesota CIP financial incentives. A gain on the sale of the Direct Broadcast Satellite franchise, in which the Company's telecommunications subsidiary, Midwest Information Systems, Inc., held a one-third ownership interest, accounted for $1.8 million of the increase in other income and deductions--net in 1997, as compared to 1996. Realized gains on sales of investments of $751,000 and an increase of $1,322,000 in miscellaneous nonoperating income, including compensation for the abandonment of certain microwave frequencies licensed to the Company, also contributed to the 1997 increase in other income and deductions--net. The remainder of the increase in other income and deductions--net for 1997 reflects an increase in revenue recognition related to Minnesota CIP financial incentives of $307,000.


Consolidated interest charges
-----------------------------

(bar graph of information in following table)

   Interest charges
      (millions)
   ----------------
   1996       $16.9
   1997       $18.5
   1998       $15.6

(end of graph)

The 15.9 percent decrease in interest charges in 1998 as compared to 1997 is a result of a lower average interest rate on line of credit borrowings and refinancing of various subsidiary companies' fixed and variable interest rate debt with lower fixed rate debt in November 1997. In addition, the decrease can be attributed to the implementation of a consolidated cash management function within the subsidiaries that allowed excess cash to be used to reduce outstanding borrowings. Also the medical imaging subsidiary reduced debt by entering into a $16 million sale/leaseback transaction in November 1997. Interest charges increased 9.8 percent in 1997 as a result of increased debt at the Company's subsidiaries due to acquisitions and growth and increased use of short-term debt at the parent-company level.


Consolidated income taxes
-------------------------

(bar graph of information in following table)

    Income taxes
    (millions)
   ------------
   1996   $14.0
   1997   $14.3
   1998   $15.1

(end of graph)

The 5.8 percent increase in income taxes in 1998 as compared to 1997 reflects the use of a capital loss carryforward in 1997 combined with an increase in net income before tax for 1998. The increase of 2.1 percent in 1997 income taxes over 1996 income taxes mainly is due to an increase in income before income taxes for the same comparable periods. Part of the increase in taxes on increased operating income was offset by an increase in affordable housing tax credits earned in 1997 over 1996. (See note 14 and "Investments" under note 1 to consolidated financial statements for more information.)


Cumulative effect of change in accounting principle
---------------------------------------------------

In the first quarter of 1998 the Company changed its method of revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates. This change results in better matching of revenues and expense and is consistent with predominant industry practice. The change is also consistent with the way the Company has been recording electric revenue for its North Dakota customers since 1993 under an order from the North Dakota Public Service Commission. The cumulative effect of this change was $3,819,000 (net of income taxes of $2,545,000) or $0.32 per share. (See note 2 to consolidated financial statements for more information.)


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

The Company's health services, manufacturing and other business operations consist almost entirely of unregulated businesses. Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace. The impact of inflation upon these segments has been less significant during the past few years because of the relatively low rates of inflation experienced in the United States. Raw material costs, labor costs, and interest rates are important components of costs for companies in these segments. Any or all of these components could be impacted by inflation, with a possible adverse effect on the Company's profitability.


Factors affecting future earnings

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

Growth in electric sales will be subject to a number of factors, including the volume of power pool sales to other utilities, the effectiveness of demand-side management programs, weather, competition, and the rate of economic growth or decline in the Company's service area. The Company's electric business is primarily dependent upon the use of electricity by customers in our service area. Percentage changes in the Company's electric kwh sales to retail customers over the prior year for the last three years showed a decrease of 0.3 percent in 1998 and increases of 1.4 percent in 1997, and 4.0 percent in 1996.

Market factors beyond the Company's control such as mergers and acquisitions, geographical location, transmission costs and the effects of deregulation could have a negative impact on noncontractual power pool sales.

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

In 1998 the Minnesota Public Utility Commission (MPUC) approved the Company's 1997 financial incentive filing along with a 2.75 percent surcharge on all Minnesota customers' bills starting on July 1, 1998, for the recovery of conservation-related costs over and above those being recovered in current rates. The approved surcharge in effect from July 1, 1997 through June 30, 1998 was 1.75 percent and the approved surcharge from July 1, 1996, through June 30, 1997, was 1.25 percent. The current surcharge rate will be in place until June 30, 1999, when it will be revised for subsequent years' program results.

During 1998 the Minnesota Department of Public Service (MDPS) recommended to the MPUC that demand-side management incentives for all Minnesota electric utilities be terminated as of January 1, 1998. At a hearing held November 19, 1998, the MPUC did not accept the MDPS recommendation, however, the MPUC put electric and gas utilities on notice that the ability to earn demand-side management incentives could end as early as January 1, 1999. Incentives accrued for 1998 totaled $1,750,000. A MPUC Chair's Round Table has been convened to examine demand-side management programs and related incentives. A report from the Round Table is due to the MPUC by May 1, 1999. (See note 5 to consolidated financial statements for more information.)

Fuel Costs
----------
The Company began purchasing subbituminous coal for Big Stone Plant in August 1995 under a contract that runs through December 1999. The Company expects to execute a new coal contract in 2000 near current contract prices.

In November 1995 the Company and two other Coyote Station owners initiated a lawsuit against Knife River Coal Mining Company and its parent, MDU Resources Group Inc., in an attempt to resolve disputes over pricing in the Coyote coal agreement. The case was remanded to arbitration in 1997 and a resolution is still pending. Any fuel cost savings that may result from resolution of this dispute will be passed on to customers through the cost of energy adjustment clause.

Environmental
-------------
Current regulations under the Federal Clean Air Act (the Act) are not expected to have a significant impact on future capital requirements or operating costs. However, proposed or future regulations under the Act, changes in the future coal supply market, and/or other laws and regulations could impact such requirements or costs. It is anticipated that, under current regulatory principles, any such costs could be recovered through rates.

The Company's plants are not subject to the Act's phase one requirements. Phase two standards of the Act must be met by the year 2000. The Company intends that Big Stone Plant will maintain current levels of operation and meet phase two requirements for sulfur dioxide emissions by burning subbituminous coal. Based on current market conditions, the Company expects to execute a new coal contract in 2000 near current contract prices. Under EPA regulations, modifications would be required at Big Stone Plant by 2000 to satisfy nitrogen oxide emission standards. During 1997 the Company conducted tests at Big Stone Plant to determine if nitrogen oxide emissions could be reduced through modifications to existing equipment. The results of the tests were positive and modifications have been completed. The Company is a member of the Utility Air Regulatory Group (UARG). In 1998, the Federal Court rejected a petition filed by the UARG for reconsideration of the standards based on inconsistencies in current laws.

The Company's Coyote Station is equipped with sulfur dioxide removal equipment. Compliance with the phase two requirements is not expected to significantly impact operations at that plant. Hoot Lake Plant already uses low-sulfur subbituminous coal. Minor modifications have been completed at Hoot Lake Plant to meet the phase two nitrogen oxide emission requirements by 2000.

Regulation and legislation
--------------------------
In 1995 the Federal Energy Regulatory Commission (FERC) issued a Notice of Proposed Rulemaking (NOPR) to promote competition and deregulation in wholesale electric markets by requiring owners of transmission facilities to offer nondiscriminatory open-access transmission and ancillary services to wholesale sellers and purchasers of electric energy in interstate commerce. On April 24, 1996, the FERC issued two final rules, Order Nos. 888 and 889, which may have a potentially significant impact on wholesale markets.

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

The U.S. Congress ended its 1998 legislative session without taking action on proposed electric industry restructuring legislation. Federal restructuring legislation in 1999 is not anticipated due to the complexity of issues involved with federal intervention. The Minnesota Public Utilities Commission issued its Wholesale Competition Report in 1996 and its Retail Competition Report in 1997 and continues to work on specific topics in the areas of potential stranded costs, unbundled rates, and affiliated transactions. The Minnesota Legislature did not take any significant legislative action on electric utility restructuring in 1998, and no significant action is expected during 1999. In 1997 the North Dakota Legislature created a subcommittee to investigate the impact of electric utility industry restructuring on North Dakota. The North Dakota Legislature plans to deal with tax issues surrounding restructuring first. The South Dakota Public Utility Commission has not taken any action with regards to industry restructuring or retail competition.

Competition
-----------
As the electric industry moves towards deregulation the Company expects the industry to become more competitive. The Company is taking a number of steps to position itself for success in a competitive marketplace. It has initiated the process of functionally unbundling its energy supply, energy delivery, and energy services operations. The Company is developing the necessary accounting systems to capture costs and determine the profitability of each of these business units and to identify areas for improvement and opportunities for increased profitability. The Company has established an energy services business unit to promote the energy-related products and services traditionally offered to the Company's customers and to develop new products and services to be offered to current and potential customers in order to distinguish the Company from the competition.

In January 1998 the Company announced a voluntary early retirement program for all nonunion electric utility employees age 55 and over. The offer of early retirement was accepted by 55 of the 67 eligible utility employees during the enrollment period. (See note 3 to consolidated financial statements for further information regarding this voluntary early retirement program.) The Company anticipates that most of the staff reductions will be permanent, resulting in enhanced future earnings through reduced payroll expenses.

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

The markets in which the Company's manufacturing companies, health services companies, and other businesses compete are characterized by intense competition and are subject to the effects of general economic conditions in each of their respective industries. The various markets the companies compete in have many established manufacturers with broader product lines, greater distribution capabilities, greater capital resources, and larger marketing, research and development staffs and facilities.

Year 2000 readiness disclosure
------------------------------
Many computer software systems, as well as certain hardware and equipment containing date-sensitive data, were structured to utilize a two-digit year field meaning that they may not be able to properly recognize dates in the year 2000. The Company recognizes that the year 2000 occurrence puts all of its electronic systems on all platforms at risk. Application systems, information technology systems, and technology that includes embedded systems are being reviewed, in order, from highly critical to less critical. These systems include the Company's financial software, customer-information system, energy-management system, power plant control systems, manufacturing processes, and diagnostic medical imaging equipment. In order to address the year 2000 issue from a total business perspective, the Company is working with its major vendors, customers, banks, regulatory and government agencies, and utility alliances.

In order to improve business information systems, the Company's operating businesses began replacing major financial software applications in 1996. The electric utility has replaced its major in-house developed financial software applications with financial applications from Oracle Corporation, while at the same time, replacing the hardware (platforms) on which these applications reside. Because of the recent implementation, these systems should require minimal remediation efforts. The costs of replacing these major financial computer systems are not included in the cost estimates discussed below.

The Company's plan to resolve the year 2000 issues involves three phases: inventory, assessment and remediation/testing. As of December 31, 1998, the inventory phase is complete within the electric utility and ranges from 88 percent to 100 percent complete for the other companies. The assessment phase is 95 percent complete for the electric utility as of December 31, 1998 and will be completed by the end of February 1999. Within the other companies the assessment phase completion ranges from 50 percent to 100 percent. Remediation and testing for the electric utility is 55 percent complete and ranges from 25 percent to 98 percent complete for the other companies as of December 31, 1998. The Company is on schedule to complete remediation and testing by June 1, 1999.

In addition, the Company's operating businesses are in the process of communicating with critical external parties in order to determine how vulnerable the Company may be to these parties' failure to resolve their own year 2000 issues. There can be no guarantee that the third parties of business importance to the Company will successfully reprogram or replace and test all of their own computer hardware, software, and process control systems in a timely manner. While the failure of a single third party to achieve year 2000 readiness should not have a material adverse effect on the Company's financial results or operations, the failure of several key third parties could have such an effect. The Company expects to have third party assessments completed by March 1999. The Company is developing plans to alter business relationships in the event certain third parties fail to become year 2000 compliant.

The electric utility industry is unique in its dependence upon a complex network of interrelated systems of the power pool grid in order to support and maintain reliable, efficient operations. The Company's year 2000 readiness effort is linked to the readiness efforts of other utilities, as well as those of major customers whose loads support the integrity of the power pool grid. The Company is contacting its large customers to assess their level of year 2000 readiness and to discuss their operating plans for January 1, 2000. The Company is coordinating its year 2000 effort with that of the Mid-Continent Area Power Pool and with plans established by the North America Electric Reliability Council (NERC) under the direction of the U.S. Department of Energy. In April and September of 1999 the Company will participate in NERC defined readiness drills. These drills will be carried out at the power pool level. While the Company is supporting these cooperative efforts, it cannot guarantee the successful implementation of solutions of third parties. A failure of a system within the power pool grid could have a material impact on the Company and its customers.

The costs of the Company's year 2000 readiness effort are being funded with cash flows from operations. These costs are not expected to vary substantially from normal ongoing costs incurred for systems development, implementation, and maintenance due to the use of internal resources and the deferral of other projects. Total expenditures related to remediation, testing, conversion, replacement, and upgrading of system applications are expected to range from $975,000 to $1,350,000 for 1997 to 2000. Expenditures incurred through December 31, 1998 were $350,000.

The Company's medical subsidiary owns diagnostic imaging equipment that has computer software vulnerable to year 2000 issues. While the medical subsidiary will negotiate to have its vendors pay the costs to solve the year 2000 issues, there can be no assurances the vendors will absorb the costs. In the event the vendors do not pay all or some portion of the costs, the medical subsidiary may have to absorb the majority of the costs. These costs are included in the estimates shown above.

Contingency plans are also being developed for certain critical business and electrical processes. The business critical processes contingency plans will be approved during the first quarter of 1999. The Company's electrical system contingency plan uses templates provided by the NERC and are to be completed by June 30, 1999.

At this time the Company believes its worst-case scenario is that key customers could experience significant reductions in their power needs due to their own year 2000 issues. Although the Company does not believe that this scenario is likely to occur, the Company expects that such a scenario would not have a material adverse affect on the Company's consolidated financial position. The Company believes a more probable worst-case scenario is a temporary disruption of service to its electric customers, including the effect of cascading disruptions caused by other entities whose electrical systems are connected to the Company's. The Company has assessed the risk of this scenario, and believes that contingency plans would mitigate the long-term effect of such a scenario. In the event that a temporary disruption in service does occur, the Company does not expect that it would have a material adverse effect on its consolidated financial position.

While the Company believes it will be able to resolve its year 2000 issues in a timely manner, if it is unable to complete the required changes to existing critical systems, or if those with whom the Company conducts business are unsuccessful in implementing timely solutions, the year 2000 issue could have a material adverse effect upon the Company's consolidated results of operations.

The costs of the project and the completion dates are based on management's best estimates, which were derived from assumptions of future events including the availability of resources, third party modification plans, and other factors. There can be no guarantee that these estimates will be achieved and actual results could vary due to uncertainties.

The forward-looking statements contained in this section under the heading "Year 2000 readiness disclosure" should be read in conjunction with the Company's disclosure below under the heading
"Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995."

Diversification
---------------
In March 1998 the Company recorded a $2.5 million noncash accounting charge related to the impairment of its Quadrant Co. waste incineration plant. (See note 3 to consolidated financial statements for further information.) In July 1998, Quadrant's waste incinerators were shut down for alleged noncompliance with Minnesota Pollution Control Agency (MPCA) particulate emissions regulations. Quadrant and the Company received from the MPCA a Notice of Violation dated October 15, 1998, outlining claimed violations of emission limits, operating requirements, and reporting requirements applicable to Quadrant under Minnesota law. Quadrant and the MPCA are in the process of negotiating a penalty settlement and intend to negotiate the terms and conditions of a stipulation agreement involving a compliance schedule, a civil penalty for past alleged violations, and stipulated penalties for any future violations of the stipulation agreement. The outcome of the negotiations is not known at this time; however, it is not expected to have a material financial impact on the Company. The Company does not expect any further costs related to the plant's disposition to have a material effect upon future consolidated earnings.

In December 1998 Varistar entered into a definitive agreement to sell certain assets of the radio stations and video production company owned by KFGO, Inc., and the radio stations owned by Western Minnesota Broadcasting Company to an unrelated party. The sale is subject to approval by the Federal Communications Commission and other governmental authorities. Operating income related to these radio stations did not have a significant effect on consolidated operating income for 1998, 1997, and 1996. When regulatory approvals are received, the Company will recognize a one-time gain on the sale of the radio stations.

The Company continues to investigate acquisitions of additional businesses (both utility and nonutility) and expects continued growth in this area. The success of these businesses and any future business purchases will affect future earnings. Increased revenues from the Company's nonregulated businesses could result in greater earnings and stock price volatility.


Accounting pronouncements

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133 - Accounting for Derivative Instruments and Hedging Activities, effective for financial statements issued for periods beginning after June 15, 1999. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative. The adoption of this statement is not expected to have a material impact on the Company's financial position as presently reported.

In 1998 the Company adopted SFAS 131 -- Disclosures about Segments of an Enterprise and Related Information and SFAS 132 -- Employers'
Disclosures about Pensions and Other Postretirement Benefits. The adoption of SFAS 131 and 132 did not affect the Company's 1998 operations or financial position. (See note 1 to consolidated financial statements for further information.)


Cautionary Statements for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The information in this annual report includes forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements are set forth above under "Factors affecting future earnings." Other risks and uncertainties may be presented from time to time in the Company's future Securities and Exchange Commission filings.

Otter Tail Power Company

Consolidated Statements of Income
For the Years Ended December 31                    1998     1997     1996
-----------------------------------------------------------------------------
                                     (in thousands, except per-share amounts)
Operating revenues
  Electric                                      $227,477  $205,121  $199,345
  Manufacturing                                   86,030    81,543    64,568
  Health services                                 68,728    66,185    61,697
  Other business operations                       48,843    41,430    45,323
                                                --------   -------  --------
    Total operating revenues                     431,078   394,279   370,933

Operating expenses
  Production fuel                                 34,234    31,362    27,913
  Purchased power                                 40,609    24,420    28,378
  Electric operation and maintenance expenses     70,584    72,112    66,401
  Special charges                                  9,522        -         -
  Cost of goods sold                             129,436   123,676   110,598
  Other nonelectric expenses                      52,926    47,275    43,351
  Depreciation and amortization                   25,813    25,536    23,387
  Property taxes                                  10,724    10,865    11,533
                                                --------  --------  --------
     Total operating expenses                    373,848   335,246   311,561

Operating Income
  Electric                                        42,216    44,966    45,279
  Manufacturing                                    8,661     7,945     6,504
  Health services                                  6,510     4,295     5,137
  Other business operations                         (157)    1,827     2,452
                                                --------  --------  --------
    Total operating income                        57,230    59,033    59,372

Other income and deductions -- net                 4,177     6,140     2,125
Interest charges                                  15,566    18,519    16,863
                                                --------  --------  --------
Income before income taxes                        45,841    46,654    44,634
Income taxes                                      15,140    14,308    14,010
                                                --------  --------  --------
Income before cumulative effect of change
 in accounting principle                          30,701    32,346    30,624
Cumulative effect of change in accounting
 principle (net-of-tax of $2,545)                  3,819        -         -
                                                --------  --------  --------
Net income                                        34,520    32,346    30,624
Preferred dividend requirements                    2,358     2,358     2,358
                                                --------  --------  --------
Earnings available for common shares            $ 32,162  $ 29,988  $ 28,266
                                                ========  ========  ========
Average number of common shares outstanding       11,798    11,639    11,503
Basic and diluted earnings per share
  Before cumulative effect of change in
   accounting principle                            $2.41     $2.58      $2.46
  Cumulative effect of change in accounting
   principle                                        0.32        -          -
                                                --------  --------   --------
    Basic and diluted earnings per share           $2.73     $2.58      $2.46
Dividends per common share                         $1.92     $1.86      $1.80

See accompanying notes to consolidated financial statements.


Otter Tail Power Company

Consolidated Balance Sheets, December 31                    1998       1997
-----------------------------------------------------------------------------
                                                            (in thousands)
                                 Assets
Plant
  Electric plant in service                              $ 770,887  $ 758,551
  Diversified operations                                    89,094     89,716
                                                         ---------  ---------
          Total                                            859,981    848,267
  Less accumulated depreciation and amortization           370,290    350,647
                                                         ---------  ---------
  Plant-net of accumulated depreciation and amortization   489,691    497,620
  Construction work in progress                             10,495     12,146
                                                         ---------  ---------
          Net plant                                        500,186    509,766
                                                         ---------  ---------

Investments                                                 20,612     20,048
                                                         ---------  ---------
Intangibles--net                                            21,176     20,911
                                                         ---------  ---------
Other assets                                                 3,968      5,932
                                                         ---------  ---------
Current assets
  Cash and cash equivalents                                  3,919      5,301
  Accounts receivable:
    Trade (less accumulated provision for uncollectible
          accounts: 1998, $1,444,000; 1997, $1,026,000)     40,029     33,304
    Other                                                    8,065      6,796
  Materials and supplies:
    Fuel                                                     3,418      3,425
    Inventory, materials, and operating supplies            23,138     24,160
  Deferred income taxes                                      2,730      4,738
  Accrued utility revenues                                  11,179      4,271
  Other                                                      6,310      3,795
                                                         ---------  ---------
    Total current assets                                    98,788     85,790
                                                         ---------  ---------

Deferred debits
  Unamortized debt expense and reacquisition premiums       3,737       4,187
  Regulatory assets                                         3,774       5,060
  Other                                                     3,371       3,747
                                                        ---------   ---------
    Total deferred debits                                  10,882      12,994
                                                        ---------   ---------
            Total                                       $ 655,612   $ 655,441
                                                        =========   =========

See accompanying notes to consolidated financial statements.

Otter Tail Power Company

Consolidated Balance Sheets, December 31                      1998     1997
-----------------------------------------------------------------------------
                                                              (in thousands)
                                Liabilities and Equity
Capitalization (page 32)
  Common shares, par value $5 per share -- authorized,
    25,000,000 shares; outstanding, 1998 -- 11,879,504
    shares; 1997 -- 11,731,078 shares                   $  59,398  $  58,655
  Premium on common shares                                 39,919     35,196
  Retained earnings                                       125,462    115,942
  Accumulated other comprehensive income                      297        363
                                                        ---------  ---------
     Total common equity                                  225,076    210,156

  Cumulative preferred shares                              38,831     38,831
  Long-term debt:
     Electric utility                                     153,389    154,279
     Diversifed operations                                 27,657     35,694
                                                        ---------  ---------
         Total capitalization                             444,953    438,960
                                                        ---------  ---------

Current liabilities
   Short-term debt                                            824      2,100
   Sinking fund requirements and current maturities         5,794     12,324
   Accounts payable                                        32,411     28,427
   Accrued salaries and wages                               3,946      3,835
   Federal and state income taxes accrued                   2,192      2,572
   Other taxes accrued                                     11,119     11,122
   Interest accrued                                         3,120      3,339
   Other                                                    3,826      2,980
                                                        ---------  ---------
     Total current liabilities                             63,232     66,699
                                                        ---------  ---------

Noncurrent liabilities                                     22,842     17,805
                                                        ---------  ---------

Commitments (note 8)                                           -          -
                                                        ---------  ---------

Deferred credits
  Accumulated deferred income taxes                        90,964     97,583
  Accumulated deferred investment tax credit               17,481     18,666
  Regulatory liabilities                                   11,692     12,121
  Other                                                     4,448      3,607
                                                        ---------  ---------
    Total deferred credits                                124,585    131,977
                                                        ---------  ---------
     Total                                              $ 655,612  $ 655,441
                                                        =========  =========

See accompanying notes to consolidated financial statements.


                  Independent Auditors' Report


To the Shareholders of Otter Tail Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Power Company and its subsidiaries (the Company) as of December 31, 1998, and 1997, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998, and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

As disclosed in note 2 to the consolidated financial statements, the Company changed its method of accounting for unbilled revenues in 1998.

DELOITTE & TOUCHE LLP




February 1, 1999
Minneapolis, Minnesota

Otter Tail Power Company

Consolidated Statements of Changes in Equity
----------------------------------------------------------------------------------------------------------
                                                      Par      Premium              Accumulated
                                           Common     value,     on                     other
                                           shares     common   common    Retained   comprehensive   Total
                                         outstanding  shares   shares    earnings      income      equity
                                         -----------  ----------------------------------------------------
                                                (in thousands, except common shares outstanding)

Balance, December 31, 1995               11,180,136  $55,901   $30,335   $ 98,006   $        -    $184,242
  Effects of pooling transactions,
     January 1, 1996:
    Peoples Telephone                       163,758      819      (798)     2,058          216       2,295
    Chassis Liner                           157,646      788      (588)       381                      581
  Common stock issuances                     34,516      172       936                               1,108
  Comprehensive income:
    Net income                                                             30,624                   30,624
    Unrealized gains on available-
     for-sale securities                                                                   403         403
                                                                                                   -------
       Total comprehensive income                                                                   31,027
  Cumulative preferred dividends at
     required annual rates                                                 (2,358)                  (2,358)
  Common dividends                                                        (20,124)                 (20,124)
  Distributions by pooled entities                                           (723)                    (723)
                                         ----------  -----------------------------------------------------
Balance, December 31, 1996               11,536,056  $57,680   $29,885   $107,864   $      619    $196,048
  Cash portion of Peoples pooling
     transaction, January 1, 1997                                 (209)                               (209)
  Common stock issuances                    195,022      975     5,520                               6,495
  Comprehensive income:
    Net income                                                             32,346                   32,346
    Unrealized gains on available
      -for-sale securities                                                                 103         103
    Reversal of previously
      recorded unrealized gains
      on available-for-sale
      securities sold in 1997                                                             (359)       (359)
                                                                                                   -------
        Total comprehensive income                                                                  32,090
  Cumulative preferred dividends at
     required annual rates                                                 (2,358)                  (2,358)
  Common dividends                                                        (21,496)                 (21,496)
  Distributions by pooled entities                                           (414)                    (414)
                                         ----------  -----------------------------------------------------
Balance, December 31, 1997               11,731,078  $58,655   $35,196   $115,942   $      363    $210,156
  Common stock issuances                    148,426      743     4,723                               5,466
  Comprehensive income:
    Net income                                                             34,520                   34,520
    Unrealized loss on available-
      for-sale securities                                                                  (66)        (66)
                                                                                                   -------
        Total comprehensive income                                                                  34,454
  Cumulative preferred dividends at                                        (2,358)                  (2,358)
    required annual rates
  Common dividends                                                        (22,642)                 (22,642)
                                         ----------  -----------------------------------------------------
Balance, December 31, 1998               11,879,504  $59,398   $39,919   $125,462   $      297     225,076
----------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Otter Tail Power Company

Consolidated Statements of Cash Flows
For the Years Ended December 31                                         1998        1997        1996
------------------------------------------------------------------------------------------------------
                                                                                (in thousands)
Cash flows from operating activities
  Net income                                                       $ 34,520    $ 32,346    $ 30,624
  Adjustments to reconcile net income to net cash provided
     by operating activities:
    Depreciation and amortization                                    34,965      39,302      35,305
    Deferred investment tax credit--net                              (1,186)     (1,186)     (1,186)
    Deferred income taxes                                            (6,253)     (3,155)     (5,277)
    Change in deferred debits and other assets                           99       1,204       3,679
    Change in noncurrent liabilities and deferred credits             2,129       1,960       3,389
    Allowance for equity (other) funds used during
     construction                                                      (103)          -        (325)
    Loss/(Gain) on investments in and disposal of
     noncurrent assets                                                  607      (1,722)        555
    Voluntary early retirement program charges                        6,305           -           -
    Cumulative effect of change in accounting principle              (3,819)          -           -
    Asset impairment losses                                           3,217           -           -
  Cash provided by (used for) current assets and current
     liabilities:
    Change in receivables, materials, and supplies                   (5,765)     (2,270)        396
    Change in other current assets                                   (2,962)      1,752        (922)
    Change in payables and other current liabilities                  2,804         908         867
    Change in interest and income taxes payable                        (599)        259       1,506
                                                                    -------     -------     -------
       Net cash provided by operating activities                     63,959      69,398      68,611
                                                                    -------     -------     -------
Cash flows from investing activities
  Gross capital expenditures                                        (29,289)    (41,973)    (64,823)
  Proceeds from disposal of noncurrent assets                         3,359      20,802       4,734
  Proceeds from the sales of marketable securities                        -         785           -
  Purchase of subsidiaries, net of cash acquired                     (1,372)          -     (10,006)
  Change in temporary cash investments                                    -           -       2,208
  Change in other investments                                        (1,585)       (470)    (10,640)
                                                                    -------     -------     -------
      Net cash used in investing activities                         (28,887)    (20,856)    (78,527)
                                                                    -------     -------     -------
Cash flows from financing activities
  Change in short-term debt--net issuances                           (1,276)    (23,500)     25,600
  Proceeds from issuance of long-term debt                            1,559     178,272     118,083
  Proceeds from issuance of common stock                              5,466       6,286       1,719
  Payments for debt and common stock issuance expense                   (82)       (244)        (22)
  Payments for retirement of long-term debt                         (17,121)   (181,917)   (111,957)
  Dividends paid                                                    (25,000)    (24,268)    (23,244)
                                                                    -------     -------     -------
      Net cash (used in)/provided by financing activities           (36,454)    (45,371)     10,179
                                                                    -------     -------     -------

Net change in cash and cash equivalents                              (1,382)      3,171         263
Cash and cash equivalents at beginning of year                        5,301       2,130       1,867
                                                                    -------     -------     -------
Cash and cash equivalents at end of year                           $  3,919    $  5,301    $  2,130
                                                                   ========    ========    ========
Supplemental disclosures of cash flow information
  Cash paid during the year for:
      Interest (net of amount capitalized)                        $ 15,189    $ 18,203    $ 16,650
      Income taxes                                                $ 22,966    $ 18,057    $ 18,832

See accompanying notes to consolidated financial statements.

Otter Tail Power Company

Consolidated Statements of Capitalization, December 31            1998         1997
------------------------------------------------------------ ------------------------
                                                                    (in thousands)
Total common shareholders' equity                              $ 225,076    $ 210,156
                                                               ---------    ---------
Cumulative preferred shares -- without par value (stated and liquidating value $100 a share) -- authorized 1,500,000 shares;
  outstanding:
    Series subject to mandatory redemption:
      $6.35, 180,000 shares; 9,000 shares due 2002-06;
      135,000 shares due 2007                                      18,000       18,000
                                                                ---------    ---------

  Other series:
      $3.60, 60,000 shares                                          6,000        6,000
      $4.40, 25,000 shares                                          2,500        2,500
      $4.65, 30,000 shares                                          3,000        3,000
      $6.75, 40,000 shares                                          4,000        4,000
      $9.00, 53,311 shares                                          5,331        5,331
                                                                ---------    ---------
            Total other preferred                                  20,831       20,831
                                                                ---------    ---------

Cumulative preference shares -- without par value, authorized
  1,000,000 shares; outstanding: none

Long-term debt
  First mortgage bond series:
      7.25%, due August 1, 2002                                    18,800       19,000
      8.75%, due September 15, 2021                                18,600       18,800
      8.25%, due August 1, 2022                                    28,200       28,500
      Pollution control series:
       6.30-6.80%, due February 1, 2006, Big Stone project          5,307        5,367
       6.30-6.90%, due February 1, 2019, Coyote project            21,264       21,499
                                                                ---------    ---------
            Total first mortgage bond series                       92,171       93,166

  Senior debentures 6.375%, due December 1, 2007                   50,000       50,000
  Long-term lease obligation (5.625% pollution control revenue
   bonds due July 1, 1998)                                              -        2,200
  Industrial development refunding revenue bonds
    5.00% due December 1, 2002                                      3,010        3,010
  Pollution control refunding revenue bonds
    variable 3.85% at December 31, 1998, due December 1, 2012      10,400       10,400
  Obligations of Varistar Corporation:
    7.80% ten-year term note                                       18,169       22,500
    Various at 1.9% to 9% at December 31, 1998                      4,112       10,775
  Obligations of Midwest Information Systems, Inc.
    variable 6.7% to 7.27% at December 31, 1998                    10,169       11,542
  Other                                                                 6            6
                                                                ---------    ---------
      Total                                                       188,037      203,599
  Less:
    Current maturity                                                4,799       11,329
    Sinking fund requirement                                          995          995
    Unamortized debt discount and premium -- net                    1,197        1,302
                                                                ---------    ---------
             Total long-term debt                                 181,046      189,973
                                                                ---------    ---------
Total capitalization                                            $ 444,953    $ 438,960
                                                                =========    =========

See accompanying notes to consolidated financial statements.

Otter Tail Power Company
Notes to consolidated financial statements
For the three years ended December 31, 1998

1. Summary of accounting policies

System of accounts--In 1997 the Company implemented an activity based costing system along with an entirely new account code structure that will enable it to capture costs to facilitate decision-making in a less regulated and more competitive electric industry. For regulatory reporting purposes, all new account code combinations can be translated into the accounts of the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC), the Public Service Commission of North Dakota, and the Public Utilities Commissions of Minnesota and South Dakota.

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

Plant, retirements, and depreciation--Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. Repairs to property made necessary by storm damage are charged to the reserve therefor. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.12 percent in 1998, 3.08 percent in 1997, and 3.00 percent in 1996.

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

Jointly owned plants--The consolidated financial statements include the Company's 53.9 percent and 35 percent ownership interests in the assets, liabilities and expenses of Big Stone Plant and Coyote Station, respectively. Amounts at December 31, 1998 and 1997 included in electric plant in service for Big Stone were $111,754,000 and $108,273,000, respectively, and the accumulated provision for depreciation and amortization was $63,635,000 and $61,650,000, respectively. Amounts at December 31, 1998 and 1997 included in electric plant in service for Coyote were $145,899,000 and $145,720,000, respectively, and the accumulated provision for depreciation and amortization was $63,463,000 and $61,820,000, respectively. The Company's share of direct expenses of the jointly owned plants in service is included in the corresponding operating expenses in the statement of income.

Allowance for funds used during construction (AFC)--AFC, a noncash item, is included in construction work in progress. In 1998 and 1996 AFC was based on a composite rate that assumes funds used for construction were provided by borrowed funds and equity funds. In 1997 the average level of short-term borrowing exceeded the average level of construction work in progress; consequently, 1997 AFC was based entirely on the year's average short-term debt borrowing rate. The AFC included in construction work in progress will ultimately be included in the rate base used in establishing rates for utility services. The rate for AFC was 10.25 percent for 1998, 5.67 percent for 1997, and 8.50 percent for 1996.

Recoverability of long-lived assets--The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company determines potential impairment by comparing the carrying value of the assets with net cash flows expected to be provided by operating activities of the business or related assets. Should the sum of the expected future net cash flows be less than the carrying values, the Company would determine whether an impairment loss should be recognized. An impairment loss would be quantified by comparing the amount by which the carrying value exceeds the fair value of the asset where fair value is based on the discounted cash flows expected to be generated by the asset.

Income taxes--Comprehensive interperiod income tax allocation is used for substantially all book and tax temporary differences. Deferred income taxes arise for all temporary differences between the book and tax basis of assets and liabilities. Deferred taxes are recorded using the tax rates scheduled by tax law to be in effect when the temporary differences reverse. The Company amortizes the investment tax credit over the estimated lives of the related property.

Operating revenues--Electric customers' meters are read and bills are rendered on a cycle basis. In the first quarter of 1998, the Company changed its method of revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates, resulting in the accrual of estimated unbilled revenue from sales of electricity through the end of the accounting period. This change is consistent with the way the Company has been recording electric revenue from its North Dakota customers since 1993 under an order from the North
Dakota Public Service Commission. See note 2 for the cumulative effect of recording Minnesota and South Dakota unbilled revenue as of January 1, 1998.

The Company's rate schedules applicable to substantially all customers include a cost of energy adjustment clause under which the rates are adjusted to reflect changes in average cost of fuels and purchased power. Since July 1, 1995, rate schedules applicable to Minnesota customers also include a surcharge for recovery of conservation-related expenses: 2.75 percent as of July 1, 1998, 1.75 percent from July 1, 1997 through June 30, 1998, and 1.25 percent from July 1, 1996, through June 30, 1997, and .503 percent from July 1, 1995, through June 30, 1996. (See further discussion under note 5.)

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

Storm damage provision--The Company is required under its Indenture of Mortgage to make annual provisions for storm damage of not less than 0.5 percent gross electric operating revenues. Provisions for loss have been used in determining rates approved by the applicable regulatory commissions. Provisions for 1998, 1997, and 1996 were $1,354,000, $1,423,000, and $1,247,000, respectively.

Employee incentive plan--The Company has incentive plans covering employees that are based upon certain performance measures. Total amounts of accrued compensation for these incentive plans in 1998, 1997, and 1996 were $3,083,000, $3,826,000, and $2,810,000, respectively.

Use of estimates--In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, uncollectible accounts, workers' compensation claims, injuries and damages reserve, unbilled revenues, service contract maintenance costs and actuarially determined benefit costs. As better information becomes available (or actual amounts are determinable) the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Reclassifications--Certain prior year amounts have been reclassified to conform to 1998 presentation. Such reclassification had no impact on net income and shareholders' equity.

Cash equivalents--The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents.

Debt reacquisition premiums--In accordance with regulatory treatment, the Company defers utility debt redemption premiums and amortizes such costs over the original life of the reacquired bonds. The unamortized balance was $2,490,000 on December 31, 1998.

Investments--At December 31, 1998 and 1997, the Company had noncurrent investments of $7,540,000 and $6,761,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments, accounted for under the equity method, provided the Company with tax credits of $1,330,000 and $1,057,000, in 1998 and 1997, respectively. At December 31, 1998 and 1997, the Company had $590,000 and $703,000 respectively, invested in marketable equity securities classified as available-for-sale and recorded at market value. The balance of investments at December 31, 1998 consists of $1,911,000 in additional investments accounted for under the equity method, and $10,571,000 in financial instruments, with $1,515,000 related to participation in economic development loan pools. The balance of investments at December 31, 1997 consists of $2,071,000 in additional investments accounted for under the equity method, and $10,513,000 in financial instruments, with $2,070,000 related to participation in economic development loan pools. (See further discussion under note 12.)

Inventories--The electric operation inventories are reported at average cost. The health service, manufacturing, and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

Short-term debt--The composite interest rate on short-term debt outstanding as of December 31, 1998 and 1997, was 8.75 percent and
6.15 percent, respectively. The average interest rate paid on short-term debt during 1998 and 1997 was 6.65 percent and 5.67 percent, respectively.

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

                                   1998        1997
                                ---------    ---------
                                   (in thousands)
Goodwill on telephone company    $ 7,749     $ 7,749
Other intangible assets           21,808      20,594
                                ---------    ---------
Total                             29,557      28,343
Less accumulated amortization      8,381       7,432
                                ---------    ---------
Intangibles-net                  $21,176     $20,911

Adoption of new accounting pronouncements--In 1998 the Company adopted Statement of Financial Accounting Standards (SFAS) 131 - Disclosures about Segments of an Enterprise and Related Information. SFAS 131 supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not change the Company's reportable segments or affect results of operations or financial position.

In February 1998 the Financial Accounting Standards Board (FASB) issued SFAS 132 -- Employers' Disclosures about Pensions and Other Postretirement Benefits, which was effective for the Company on January 1, 1998. SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. The adoption of SFAS 132 did not affect the Company's 1998 results of operations or financial position. Note 10 reflects the adoption of SFAS 132.

In 1997 the Company adopted SFAS 128 - Earnings Per Share. SFAS 128 requires certain public companies to present both basic and diluted earnings per share (EPS) on the face of their income statements. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock (options, warrants, convertible debt or preferred stock, contingent share arrangements, etc.) were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.
Other than the Company's outstanding $9.00 exchangeable cumulative preferred shares, which are not redeemable or exchangeable until after August 9, 1999, the Company has no financial instruments outstanding similar to those mentioned above. Additionally, if the outstanding $9.00 preferred shares were exchanged for shares of the Company's common stock, the effect on the Company's 1998 EPS would be antidilutive. Therefore, the Company's basic and diluted EPS are the same and are effectively disclosed on the face of the Company's 1998, 1997, and 1996 consolidated statements of income included in this report.

In June 1997 the FASB issued SFAS 130 - Reporting Comprehensive Income, which was adopted by the Company in 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements and requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Consolidated Statements of Changes in Equity reflects the adoption of SFAS 130.

New accounting pronouncement--In June 1998 the FASB issued Statement of Financial Accounting Standards (SFAS) 133 -- Accounting for Derivative Instruments and Hedging Activities, effective for financial statements issued for periods beginning after June 15, 1999. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative. The adoption of this statement is not expected to have a material impact on the Company's financial position as presently reported.

2. Change in accounting principle

Effective January 1, 1998 the Company changed its method of revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates, resulting in the accrual of estimated unbilled revenue from sales of electricity through the end of the accounting period. This change is consistent with the way the Company has been recording electric revenue from its North Dakota customers since 1993 under an order from the North Dakota Public Service Commission. The cumulative effect of recording Minnesota and South Dakota unbilled revenue as of January 1, 1998, increased 1998 net income by $3,819,000 (net of income taxes of $2,545,000) or $0.32 per share.
The effect on 1998 income of this accounting change, not including the cumulative effect, was an increase in net income of approximately $193,000 or $0.02 per share.

If the Company had been recording Minnesota and South Dakota unbilled revenue in previous accounting periods, its reported electric revenue for 1997 and 1996 would have been $203,778,000 and $200,640,000, respectively, and its reported net income would have been $31,540,000 or $2.51 per share and $31,401,000 or $2.52 per share, for 1997 and 1996, respectively.

3. Special charges

In January 1998 the Company announced a voluntary early retirement program for all nonunion electric utility employees age 55 and over. The offer of early retirement was accepted by 55 of 67 eligible utility employees during the enrollment period that ended March 23, 1998. Most of the cash costs of the program will be funded through the Company's pension plan. The Company recorded a noncash charge to operating expenses of $6,305,000 ($3,783,000 net-of-tax or $0.32 per share) in 1998 for special termination benefits and the recognition of previously unrecognized prior service costs related to pension and postretirement benefits. The electric utility will experience a reduction in payroll costs as a result of the voluntary early retirement program.

In March 1998 the Company recorded a noncash accounting charge related to the impairment of its Quadrant Co. (Quadrant) waste incineration plant. Quadrant operates a municipal waste burning facility located in Perham, Minnesota. The facility processed solid waste for three Minnesota counties. Quadrant is included in the other business operations segment. Due to developments which may have required additional capital investment in the plant to be in compliance with current air-pollution rules, reductions in waste flows and related revenue, and increased costs associated with repairs and maintenance due to the age of the facility, it was determined that future cash flows from this facility were less than the carrying value of the assets requiring the recognition of an impairment loss. The impaired assets include buildings, machinery, and equipment used to burn waste. The revised carrying value of this group of assets was determined to be zero, which was calculated on the basis of discounted estimated future cash flows. The pre-tax noncash charge of $2,500,000 ($1,500,000 net-of-tax or $0.13 per share) pertaining to the write down includes $248,000 for selling or disposal costs.

The recognition of this impairment is in accordance with the provisions of Statement of Financial Accounting Standards No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The $2,500,000 impairment loss is included in operating expenses under the caption of special charges and in operating income from other business operations on the Company's Statement of Income for the year ended December 31, 1998. In the fourth quarter of 1998 an additional provision of $250,000 was recorded under other nonelectric expenses for plant disposition costs.

In the first quarter of 1998, as a result of an unfavorable court decision related to the construction of a rail spur intended to serve Big Stone Plant, the Company wrote off $717,000 ($430,000 net-of-tax or $0.04 per share) in capitalized project related costs.

4. Business combinations and segment information

Effective November 1998 Mid-States Development, Inc., a subsidiary of the Company since 1989, changed its name to Varistar Corporation (Varistar). On January 1, 1999 the Company's telecommunications subsidiary, North Central Utilities, Inc. (NCU) merged with Varistar. Subsidiaries previously owned by NCU became wholly owned subsidiaries of Varistar.

On May 1, 1998 the Company acquired PAM Natural Gas, Inc. (PAM) for approximately $1.8 million in stock purchased on the open market and an earn out amount to be paid over seven years contingent upon the achievement of certain financial results. PAM is a Sioux Falls, South Dakota-based marketer of natural gas to commercial and institutional customers in Iowa, South Dakota, North Dakota and Minnesota. Upon acquisition PAM's name was changed to Otter Tail Energy Management, Inc. The PAM acquisition was accounted for as a purchase. The pro forma effect of the PAM acquisition on 1998 and 1997 revenue, net income, or earnings per share was not significant.

On January 2, 1997, the Company acquired all of the outstanding common stock of The Peoples Telephone Co. of Bigfork (Peoples), a telephone company with 1,903 access lines serving five communities in Northern Minnesota, in exchange for 163,758 newly issued shares of the Company's common stock and $209,000 in cash. On June 30, 1997, the Company's subsidiary, Varistar acquired all of the outstanding common stock of Chassis Liner Corporation (Chassis Liner), a manufacturer of auto and truck frame-straightening equipment with facilities in Alexandria and Lucan, Minnesota, in exchange for 157,646 newly issued shares of the Company's common stock. These acquisitions have been accounted for under the pooling of interests method of accounting. There were no transactions between the Company, Peoples, and Chassis Liner prior to the acquisitions. Costs incurred to effect these mergers were not significant. The Company's 1996 consolidated financial statements were restated to include both Peoples and Chassis Liner.

In 1996 Varistar purchased a Montana-based supplier of X-ray supplies and accessories in February, a mobile medical diagnostic services company located in Minnesota in April, and four radio stations located in the Fargo, North Dakota/ Moorhead, Minnesota, market area: two in June, one in October, and one in December. NCU acquired two small cable TV systems in 1996.

In the 1996 acquisitions, the purchase method of accounting was used and the acquisitions would have had no significant pro forma effect on the Company's operating revenues, net income, or earnings per share for 1996. The total price for the businesses acquired was $11,060,000 in 1996.

Segment information--The accounting policies of the segments are the same as those described in the note 1 -- Summary of accounting policies. The Company's business operations, which are based mainly in Minnesota, North Dakota, and South Dakota are broken down into four segments based upon products and services. Electric operations includes the electric utility only. Health services operations consists of businesses involved in the sale, service, rental, refurbishing and operations of medical imaging equipment and the sale of related supplies and accessories to various medical institutions located primarily in the Midwestern United States. Manufacturing operations includes production of agricultural equipment, plastic pipe, automobile and truck frame-straightening equipment and accessories, and fabricated metal parts. Other business operations consists of businesses diversified in such areas as electrical and telephone construction contracting, entertainment, waste incinerating, and telecommunications. The Company evaluates the performance of its business segments and allocates resources to them based on earnings contribution and return on investment. Information for the business segments for 1998, 1997 and 1996 is presented in the table below.

                                1998          1997          1996
                             --------      --------      --------
                                         (in thousands)
Operating revenue
  Electric                    $227,477      $205,121      $199,345
  Manufacturing                 86,030        81,543        64,568
  Health services               68,728        66,185        61,697
  Other business operations     48,843        41,430        45,323
                              --------      --------      --------
    Total                     $431,078      $394,279      $370,933

Operating income
  Electric                    $ 42,216      $ 44,966      $ 45,279
  Manufacturing                  8,661         7,945         6,504
  Health services                6,510         4,295         5,137
  Other business operations       (157)        1,827         2,452
                              --------      --------      --------
    Total                     $ 57,230      $ 59,033      $ 59,372

Depreciation and amortization
  Electric                    $ 22,128      $ 21,442      $ 19,880
  Manufacturing                    510           542           594
  Health services                  541           638           585
  Other business operations      2,634         2,914         2,328
                              --------      --------      --------
    Total                     $ 25,813      $ 25,536      $ 23,387

Capital expenditures
  Electric                    $ 17,939      $ 26,603      $ 38,224
  Manufacturing                  5,536         6,264         4,787
  Health services                3,101         3,800        16,230
  Other business operations      2,713         5,306         5,582
                              --------      --------      --------
    Total                     $ 29,289      $ 41,973      $ 64,823

Identifiable assets
  Electric                    $525,226      $526,679      $523,509
  Manufacturing                 41,579        40,814        34,354
  Health services               36,241        35,738        65,140
  Other business operations     52,566        52,210        46,701
                              --------      --------      --------
    Total                     $655,612      $655,441      $669,704

No single external customer accounts for 10 percent or more of the Company's revenues. Substantially all sales and long-lived assets of the Company are within the United States.


5. Rate matters

On July 1, 1995, the Company began charging all Minnesota customers a
 .5030 percent surcharge on their electric service statements for recovery of conservation-related costs exceeding the amount already included in base rates. On July 1, 1996, the rate was increased to
1.25 percent, on July 1, 1997, the rate was increased to 1.75 percent and on July 1, 1998 the rate was increased to 2.75 percent. The conservation-related costs being recovered through the surcharge and in base rates include Conservation Improvement Program (CIP) expenditures, carrying charges on costs incurred in excess of costs currently being recovered, lost margins on avoided kilowatt-hour sales, and bonus incentives related to energy savings. The MPUC approved recovery of 1997, 1996, and 1995 lost margins and bonus incentives in 1998, 1997, and 1996, respectively. The Company recorded revenues related to 1998, 1997, and 1996 lost margins and bonus incentives of $1,750,000, $1,931,000, and $1,266,000, respectively. As these costs are recovered through the monthly billing process, the amounts billed are offset by the amortization of deferred CIP charges.

During 1998 the Minnesota Department of Public Service (MDPS) recommended to the Minnesota Public Utilities Commission (MPUC) that demand-side management incentives for all Minnesota electric utilities be terminated as of January 1, 1998. At a hearing held November 19, 1998, the MPUC did not accept the MDPS recommendation, however, the MPUC put electric and gas utilities on notice that the ability to earn demand-side management incentives could end as early as January 1, 1999. A MPUC Chair's Round Table has been convened to examine demand-side management programs and related incentives. A report from the Round Table is due to the MPUC by May 1, 1999.


6. Common shares

New issuances--On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 1,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which will permit shares purchased by shareholders, employees, or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market.
In December 1996 the Company began issuing newly issued common shares under the Plan: 148,426 shares were issued in 1998, 161,831 shares were issued in 1997 and 34,516 shares were issued in 1996. In 1999 the Company plans to purchase shares on the open market for the Plan. Additional common stock issuances in 1997 included 321,404 unregistered shares to effect the pooling acquisitions, 30,561 shares to the Company's leveraged employee stock ownership plan and 2,630 shares issued as a bonus to a consultant.

Shareholder rights plan--On January 27, 1997, the Company's Board of Directors declared a dividend of one preferred share purchase right (Right) for each outstanding common share held of record as of February 10, 1997. One Right was also issued with respect to each common share issued after February 10, 1997. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustment. The Rights are exercisable when, and are not transferable apart from the Company's common shares until, a person or group has acquired 15 percent or more, or commenced a tender or exchange offer for 15 percent or more, of the Company's common shares. If the specified percentage of the Company's common shares is acquired, each Right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights are redeemable by the Company's Board of Directors in certain circumstances and expire on January 27, 2007.


7. Retained earnings restriction

The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 1998, were restricted by $10,008,000.


8. Commitments

At December 31, 1998, the Company had commitments under contracts in connection with construction programs aggregating approximately $2,973,000. For capacity requirements the Company has agreements extending through April 2005, at annual costs of approximately $5,340,000 in 1999, $2,300,000 in each year of 2000 through 2004, and
$760,000 in 2005.

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

In 1996 the Big Stone Plant joint owners entered into operating leases for 250 new aluminum coal cars for transporting coal to Big Stone Plant. The terms of the leases are 15 years. The new cars began transporting coal in October 1996. In November 1997 Varistar's medical imaging services subsidiary entered into a sale/leaseback transaction whereby $16,000,000 of diagnostic medical equipment was sold and leased back under two operating leases with terms of three and four years. The amounts of future operating lease payments are as follows:

                               Electric      Subsidiary
                                utility       companies     Total
                               --------      ----------   --------
                                           (in thousands)
                  1999            $939         $10,315    $11,254
                  2000             939           9,771     10,710
                  2001             939           8,008      8,947
                  2002             939           4,079      5,018
                  2003             939             919      1,858
                  Later years    3,912             557      4,469

Rent expense was $13,016,000, $6,714,000, and $6,288,000 for 1998,
1997, and 1996, respectively.


9. Long-term obligations

Preferred shares--The $6.35 cumulative preferred shares are redeemable in whole or in part at the option of the Company after December 1, 1998, at $102.540, declining linearly to $100.00 at December 31, 2002.

The $9.00 exchangeable cumulative preferred shares are redeemable in whole or in part at the option of the Company after August 9, 1999, for $100.00 per share payable in cash or, at the holder's election, common shares. Subject to certain conditions, such shares are exchangeable at the option of the holder after August 9, 1999, for $100.00 per share in cash or common shares.

Long-term debt--All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control series to secure payment of a like principal amount of revenue bonds that were issued by local governmental units to finance facilities leased or purchased and that the Company has capitalized. Varistar's ten-year term note and credit line borrowings are secured by a pledge of all of the common stock of the companies owned by Varistar. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 1998, for each of the next five years are $5,794,000 for 1999, $5,618,000 for 2000, $5,189,000 for
2001, $26,026,000 for 2002, and $4,304,000 for 2003.


10. Pension plan and other postretirement benefits

The utility company's noncontributory funded pension plan covers substantially all electric utility employees. The plan provides 100 percent vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The utility company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The utility company's policy is to fund pension costs accrued. All past service costs have been provided for. The total pension cost was $3,670,000 for 1998, $1,104,000 for 1997, and $1,292,000 for 1996.

The pension plan has a trustee who is responsible for pension payments to retirees. Five investment managers are responsible for managing the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

Net periodic pension cost for 1998, 1997, and 1996 includes the following components:
                                                  1998      1997      1996
                                                -------   -------   -------
                                                     (in thousands)
Service cost--benefit earned during the period  $ 2,319   $ 2,385   $ 2,273
Interest cost on projected benefit obligation     7,823     7,131     6,754
Expected return on assets                       (10,988)   (9,036)   (8,443)
Amortization of transition asset                   (235)     (235)     (235)
Amortization of prior-service cost                1,069       980       943
Amortization of net gain                           (344)     (121)       --
                                                -------   -------   -------
Net periodic pension cost                       $  (356)  $ 1,104   $ 1,292
1998 early retirement and curtailment             4,026        --        --
                                                -------   -------   -------
Total expense                                   $ 3,670   $ 1,104   $ 1,292
                                                =======   =======   =======

The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash, and cash equivalents.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 1998 and a statement of the funded status as of December 31 of both years:
                                                  1998        1997
                                               --------    --------
                                                  (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                      $107,357    $100,664
  Service cost                                    2,319       2,385
  Interest cost                                   7,823       7,131
  Plan amendments                                   --        1,658
  Actuarial loss                                 13,924         807
  Benefit payments                               (6,813)     (5,288)
  1998 early retirement and curtailment           3,895         --
                                               --------    --------
  Obligation at December 31                    $128,505    $107,357
                                               ========    ========

Reconciliation of fair value of plan assets:
  Fair value of plan assets at January 1       $137,560    $121,506
  Actual return on plan assets                   19,054      21,119
  Pension purchase options rollovers                225         223
  Benefit payments                               (6,813)     (5,288)
                                               --------    --------
  Fair value of plan assets at December 31     $150,026    $137,560
                                               ========    ========

Funded status:
  Funded status at December 31                 $ 21,521    $ 30,203
  Unrecognized transition asset                    (780)     (1,015)
  Unrecognized prior-service cost                 9,393      10,594
  Unrecognized net actuarial gain               (31,174)    (37,152)
                                               --------    --------
  Net amount recognized                        $ (1,040)   $  2,630
                                               ========    ========

The following table provides the amounts recognized in the statement of financial position as of December 31 of both years:

                                                 1998        1997
                                               --------    --------
                                                  (in thousands)
Prepaid benefit cost                         $     --      $  2,630
Accrued benefit liability                        1,040          --
                                               --------    --------
Net amount recognized                        $  (1,040)    $  2,630
                                               ========    ========
The assumptions used for actuarial valuations were:
                                                  1998       1997
                                                --------   --------
Discount rate                                     6.50%      7.25%
Rate of increase in future compensation level     4.25%      4.25%
Long-term rate of return on assets                9.50%      8.50%

In addition to providing pension benefits to all electric utility employees, the Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees upon their retirements or to their beneficiaries upon their deaths for a 15-year period. Life insurance carried on the plan participants is payable to the Company upon the employee's death. There are no plan assets in this nonqualified benefit plan due to the nature of the plan. The net periodic pension cost of this program in 1998, 1997, and 1996 was $562,000, $482,000, and $485,000, respectively.

Net periodic pension cost for 1998, 1997, and 1996 includes the following components:
                                                   1998     1997     1996
                                                --------  -------  -------
                                                         (in thousands)
Service cost--benefit earned during the period  $   (88)  $ (140)  $ (132)
Interest cost on projected benefit obligation       521      475      467
Amortization of transition obligation                18       20       20
Amortization of prior service cost                  111      127      130
                                                -------   ------    -----
Net periodic pension cost                       $   562   $  482    $ 485
1998 early retirement and curtailment             1,413       --       --
                                                -------   ------    -----
Total expense                                   $ 1,975   $  482    $ 485
                                                =======   ======    =====

The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 1998 and a statement of the funded status as of December 31 of both years:

                                                  1998       1997
                                               --------   --------
                                                  (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                       $ 6,964    $ 6,636
  Service cost                                      (88)      (140)
  Interest cost                                     521        475
  Actuarial loss                                    807        128
  Benefit payments                                 (273)      (135)
  1998 early retirement and curtailment           1,140         --
                                                -------    -------
  Obligation at December 31                     $ 9,071    $ 6,964
                                                =======    =======

Funded status:
  Funded status at December 31                 $ (9,071)  $ (6,964)
  Unrecognized transition obligation                 34         62
  Unrecognized prior-service cost                 1,273      1,647
  Unrecognized net actuarial loss                 1,422        615
                                                -------    -------
  Net amount recognized                        $ (6,342)  $ (4,640)
                                               =========  =========

The following table provides the amounts recognized in the statement of financial position as of December 31 of both years:

                                                 1998       1997
                                              --------   --------
                                                 (in thousands)
Accrued benefit liability                    $  (7,649)  $ (5,355)
Intangible asset                                 1,307        715
                                               -------    -------
Net amount recognized                        $  (6,342)  $ (4,640)
                                              =========  =========


The assumptions used for actuarial valuations were:
                                                 1998       1997
                                                ------     ------
Discount rate                                    6.50%      7.25%
Rate of increase in future compensation level    5.00%      5.00%

In addition to providing pension benefits, the electric utility provides a portion of health insurance benefits for retired electric utility employees. Substantially all of the Company's electric utility employees may become eligible for health insurance benefits if they reach age 55 and have 10 years of service. Upon adoption of SFAS 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions - in January 1993, the Company elected to recognize its transition obligation related to postretirement benefits earned of approximately $14,964,000 over a period of 20 years. There are no plan assets.

The net postretirement benefit cost for 1998, 1997, and 1996 includes the following components:
                                                  1998      1997      1996
                                               --------  --------  --------
                                                        (in thousands)
Service cost - benefit earned during the period $  563    $  578    $  484
Interest cost on accumulated postretirement
    benefit obligation                           1,281     1,159     1,132
Amortization of transition obligation              748       748       748
Amortization of net gain                          (209)     (251)     (210)
Life insurance curtailment gain                     --        --      (749)
                                                ------    ------    ------
Net periodic postretirement benefit cost        $2,383    $2,234    $1,405
1998 early retirement and curtailment              954        --        --
                                                ------    ------    ------
Total expense                                   $3,337    $2,234    $1,405
                                                ======    ======    ======

The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 1998 and a statement of the funded status as of December 31 of both years:
                                                 1998       1997
                                               --------   --------
                                                  (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                      $ 17,707   $ 16,323
  Service cost                                      563        578
  Interest cost                                   1,281      1,159
  Actuarial loss                                  4,726        337
  Benefit payments                               (1,412)    (1,057)
  Participant premium payments                      492        367
  1998 early retirement and curtailment             271         --
                                               --------   --------
  Obligation at December 31                    $ 23,628   $ 17,707
                                               ========   ========

Funded status:
  Funded status at December 31                $ (23,628) $ (17,707)
  Unrecognized transition obligation             10,474     11,223
  Unrecognized loss (gain)                          802     (3,449)
                                              ---------  ---------
  Net amount recognized                       $ (12,352) $  (9,933)
                                              =========  =========

The following table provides the amounts recognized in the statement of financial position as of December 31 of both years:

                                                  1998       1997
                                               --------   --------
                                                  (in thousands)
Accrued benefit liability                      $(12,352)  $ (9,933)

The assumed health-care cost-trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1998, was 7.5 percent for 1999, decreasing linearly each successive year until it reaches 5.0 percent in 2003, after which it remains constant. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1997, was 8.0 percent for 1998, decreasing linearly each successive year until it reaches 5.0 percent in 2003, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1998 and 1997, was 6.50 percent and 7.25 percent, respectively.

Assumed health-care cost-trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health-care cost-trend rates for 1998 would have the following effects:

                                                1 percent    1 percent
                                                 increase     decrease
                                                ---------    ---------
Effect on total of service and interest             (in thousands)
  cost components                                $   304     $   (261)
Effect on the postretirement benefit obligation  $ 2,525     $ (2,281)

The Company has a leveraged employee stock ownership plan (ESOP) for the benefit of all its electric utility employees. Contributions made by the Company were $1,078,000 for 1998, $1,055,000 for 1997, and $1,010,000 for 1996.


11. Compensating balances and short-term borrowings

The Company maintains formal bank lines of credit for its electric utility operations separate from lines and letters of credit maintained by the subsidiary companies. They make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes. At December 31, 1998, the Company maintained no compensating balances to support formal bank lines of credit. The Company's bank lines of credit for electric utility operations totaled $18,000,000, none of which was used at December 31, 1998. The subsidiary companies' bank lines and letters of credit, which require no compensating balances, totaled $18,263,000 of which $824,000 was used at December 31, 1998.


12. Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short-term investments--The carrying amount approximates fair value because of the short-term maturity of those instruments.

Other investments--The carrying amount approximates fair value. A portion of other investments is in financial instruments that have variable interest rates that reflect fair value. The remainder of other investments is accounted for by the equity method which, in the case of operating losses, results in a reduction of the carrying amount.

Redeemable preferred stock--The fair value is estimated based on the current rates available to the Company for the issuance of redeemable preferred stock.

Long-term debt--The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt. About $20 million of the Company's long-term debt, which is subject to variable interest rates, approximates fair value.

                                          1998                   1997
                                ---------------------   ---------------------
                                                 (in thousands)
                                 Carrying     Fair      Carrying     Fair
                                  amount      value      amount      value
                                ---------  ---------   ---------  ---------
Cash and short-term investments $   3,919  $   3,919   $   5,301  $   5,301
Other investments                  20,612     20,612      20,048     20,048
Redeemable preferred stock        (18,000)   (19,252)    (18,000)   (19,619)
Long-term debt                   (181,046)  (203,789)   (189,973)  (207,063)

The Company's marketable securities are included in investments on the balance sheet and are classified as available for sale. These securities are recorded at fair value with any unrealized gain or loss included in accumulated other comprehensive income in the equity section of the balance sheet net of deferred income taxes of $210,000 at year-end 1998 and $257,000 at year-end 1997. Realized gains and losses are computed on each specific investment sold. The amounts recognized on the balance sheet as of December 31, 1998 and 1997, and amounts sold for each year are as follows:

                                              1998           1997
                                           --------       --------
Available for sale - securities                 (in thousands)
Cost                                       $    83        $    83
Gross unrealized gain                          507            620
                                           -------        -------
     Fair value                            $   590        $   703
                                           =======        =======
Proceeds from sale                         $    --        $   785
Gross realized gains                            --            707


13.  Property, plant, and equipment

                                                       1998          1997
                                                     --------      --------
                                                   (December 31, in thousands)
Electric plant:
  Production                                          309,109      $305,147
  Transmission                                        143,822       141,956
  Distribution                                        234,671       227,463
  General                                              83,285        83,985
                                                     --------      --------
      Electric plant                                  770,887       758,551
Less accumulated depreciation and amortization        332,315       315,011
                                                      -------      --------
      Electric plant net of accumulated depreciation  438,572       443,540
Construction work in progress                          10,495        12,146
                                                     --------      --------
      Net electric plant                             $449,067      $455,686
                                                     --------      --------

Diversified operations plant                         $ 89,094      $ 89,716
Less accumulated depreciation and amortization         37,975        35,636
                                                     --------      --------
      Net diversified operations plant               $ 51,119      $ 54,080
                                                     --------      --------
       Net plant                                     $500,186      $509,766
                                                     ========      ========


14. Income taxes

The total income tax expense differs from the amount computed by applying the federal income tax rate (35 percent in 1998, 1997 and 1996) to net income before total income tax expense for the following reasons:

                                                     1998      1997     1996
                                                   -------- -------- --------
                                                           (in thousands)
Tax computed at federal statutory rate              $18,272  $16,329  $15,378
Increases (decreases) in tax from:
  State income taxes net of federal income tax
    benefit                                           2,665    2,224    1,835
  Investment tax credit amortization                 (1,186)  (1,186)  (1,186)
  Depreciation differences--flow-through
    method reversal                                   1,133      408     (138)
  Differences reversing in excess of federal rates   (1,639)    (994)  (1,030)
  Dividend received/paid deduction                     (643)    (620)    (604)
  Affordable housing tax credits                     (1,330)  (1,057)    (593)
  Permanent and other differences                       413     (796)     348
                                                    -------  -------  -------
    Total income tax expense                        $17,685  $14,308  $14,010
                                                    =======  =======  =======

Overall effective federal and state income tax rate   33.9%    30.7%    31.4%

Income tax expense includes the following:
  Charges (credits) related to operations:
    Current federal income taxes                    $20,198  $17,123  $18,014
    Current state income taxes                        4,182    3,300    3,608
    Deferred federal income taxes                    (4,085)  (3,410)  (4,657)
    Deferred state income taxes                        (206)    (205)    (480)
    Investment tax credit amortization               (1,186)  (1,186)  (1,186)
                                                    -------  -------  -------
        Total                                       $18,903  $15,622  $15,299
                                                    -------  -------  -------

 Charges (credits) related to other income
    and deductions:
    Current federal income taxes                       (280)    (645)    (430)
    Affordable housing tax credits                   (1,330)  (1,057)    (593)
    Current state income taxes                           (9)      19     (103)
    Deferred federal and state income taxes             401      369     (163)
                                                    -------  -------  -------
      Total income tax expense                      $17,685  $14,308  $14,010
                                                    =======  =======  =======

The Company's deferred tax assets and liabilities were composed of the following on December 31, 1998 and 1997:
                                                         1998        1997
                                                       -------     -------
                                                           (in thousands)
Deferred tax assets
    Amortization of tax credits                      $  11,497   $  12,258
    Vacation accrual                                     1,202       1,121
    Unearned revenue                                     1,844       4,105
    Operating reserves                                  10,026       7,890
    Differences related to property                      2,209         936
    Transfer to regulatory asset                           124         (61)
    Other                                                  991         811
                                                     ---------   ---------
      Total deferred tax assets                      $  27,893   $  27,060
Deferred tax liabilities
    Differences related to property                   (108,968)   (111,300)
    Excess tax over book - pensions                        --       (1,043)
    Transfer to regulatory asset                        (3,744)     (4,999)
    Transfer to regulatory liability                       --         (188)
    Other                                               (3,415)     (2,375)
                                                     ---------   ---------
      Total deferred tax liabilities                 $(116,127)  $(119,905)
                                                     ---------   ---------
        Deferred income taxes                        $ (88,234)  $ (92,845)
                                                     =========   =========


15. Quarterly information (unaudited)

The quarterly data shown below reflects seasonal and timing variations that are common in the utility industry.

                                                               Three Months Ended
                                         March 31        June 30         September 30       December 31
                                      --------------  ---------------   ---------------   ---------------
                                       1998    1997    1998     1997     1998     1997     1998     1997
                                      ------  ------  ------   ------   ------   ------   ------   ------
                                                        (in thousands except per share data)
Operating revenues                   $96,909 $94,289 $106,946 $91,096 $112,171 $101,858 $115,052 $107,036
Operating income                     $ 5,558 $19,741 $ 14,685 $ 9,798 $ 17,856 $ 13,753 $ 19,131 $ 15,742
Income before cumulative effect
 of change in accounting principle   $ 1,939     --       --      --       --       --       --       --
Cumulative effect of change in
 accounting principle -- net-of-tax  $ 3,819     --       --      --       --       --       --       --
                                     -------
Net income                           $ 5,758 $10,690 $  8,015 $ 5,393 $  9,877 $  7,785 $  10,870 $  8,478
Earnings available for common shares $ 5,168 $10,101 $  7,426 $ 4,803 $  9,287 $  7,195 $  10,281 $  7,889

Basic and diluted earnings per share
 Before cumulative effect of change
  in accounting principle            $  .12      --       --      --       --       --        --       --
 Cumulative effect of change in
  accounting principle               $  .32      --       --      --       --       --        --       --
                                     ------
Basic and diluted earnings per share $  .44  $  .87  $   .63  $  .41  $   .79  $   .62  $   .87   $   .67
Dividends paid per common share      $  .48  $  .465 $   .48  $  .465 $   .48  $   .465 $   .48   $   .465

Price range:
  High                               $38 3/4 $34 3/4 $37 3/4  $34 1/4 $40 3/4  $34 1/2  $42 3/4   $38 3/8
  Low                                $36     $31 1/2 $30 1/8  $30     $35      $31 1/2  $37       $32 1/8

Average number of common shares
  outstanding                         11,740  11,569  11,777   11,621  11,818   11,661   11,855    11,704

In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates resulting in the recognition of $6,364,000 ($3,819,000 net-of-tax) in unbilled revenue. The first quarter of 1998 also reflects the recording of special charges related to the voluntary early retirement program, Quadrant Co. asset impairment and the write-off of the Big Stone plant rail spur project.

-----------------------------------------------------------------------------


Stock listing
-------------

Otter Tail common stock is traded on The Nasdaq Stock Market.
(Nasdaq: National Association of Securities Dealers Automated
Quotation.)