Form 10-K405, Exhibit 13
period 1999-12-31
OTTER TAIL POWER CO
filed 2000-03-29
CIK 75129


                                                              EXHIBIT 13-A

Selected consolidated financial data
------------------------------------------------------------------------------------------------------------------------------
                                                 1999       1998 (3)     1997       1996        1995         1994       1989
                                               --------    ----------  --------   --------    --------     --------   --------
                                                                          (thousands except per-share data)
Revenues
--------
Electric                                       $ 233,527   $ 227,477   $ 205,121   $ 199,345   $ 203,925   $ 198,812   $172,607
Manufacturing                                     93,411      87,434      83,174      64,568      38,690      13,083          -
Health services                                   69,312      69,412      66,859      61,697      50,896      45,555          -
Other business operations                         68,327      48,829      44,173      45,323      32,818      29,276      1,756
                                               ---------   ---------   ---------   ---------   ---------   ---------   --------
   Total operating revenues                    $ 464,577   $ 433,152   $ 399,327   $ 370,933   $ 326,329   $ 286,726   $174,363

Special charges                                $       -   $   9,522   $       -   $       -   $       -   $       -   $      -
Cumulative change in accounting principle      $       -   $   3,819   $       -   $       -   $       -   $       -   $      -
Net income (1)                                 $  44,977   $  34,520   $  32,346   $  30,624   $  28,945   $  28,475   $ 25,266
Cash flow from operations                      $  78,325   $  63,959   $  69,398   $  68,611   $  58,077   $  51,832   $ 46,902
Total assets                                   $ 680,788   $ 655,612   $ 655,441   $ 669,704   $ 609,196   $ 578,972   $462,596
Long-term debt                                 $ 176,437   $ 181,046   $ 189,973   $ 163,176   $ 168,261   $ 162,196   $119,711
Redeemable preferred                           $  18,000   $  18,000   $  18,000   $  18,000   $  18,000   $  18,000   $ 14,815
Common shares outstanding
   (2) (4) (thousands)                            23,850      23,759      23,462      23,072      22,360      22,360     23,589
Number of common
  shareholders (5)                                13,438      13,699      13,753      13,829      13,933      14,115     14,277
Basic and diluted earnings per share (2) (6)   $    1.79   $    1.36   $    1.29   $    1.23   $    1.19   $    1.17   $   0.97
Dividends per common share (2)                 $    0.99   $    0.96   $    0.93   $    0.90   $    0.88   $    0.86   $   0.76
------------------------------------------------------------------------------------------------------------------------------

Notes:
(1)  Includes net gain from sale of radio station assets of $8.1 million in 1999.
(2)  Common shares outstanding and per-share data reflect the effect of the two-for-one stock split effective March 15, 2000.
(3)  In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates.  Basic and diluted earnings per share includes
     16 cents per share related to the cumulative effect of the change in accounting principle.
(4)  Number of shares outstanding at year-end.
(5)  Holders of record at year-end.
(6)  Based on average number of shares outstanding.


                   Management's discussion and analysis of
                financial condition and results of operations
(Per-share data reflects the effect of the stock split described in note 15 to the consolidated financial statements.)

Management's major financial objective is to increase shareholder value by earning returns for shareholders that exceed returns available from comparable risk investments. Management can meet this objective by earning the returns regulators allow in electric operations combined with successfully growing diversified operations. Meeting this objective enables the Company to preserve and enhance its financial capability by maintaining optimal capitalization ratios and a strong interest coverage position, providing excellent returns to the common shareholder in the form of long-term capital appreciation and dividends, and preserving strong credit ratings on outstanding securities, which in the form of lower interest rates benefits both the Company's customers and shareholders.


Liquidity:

Liquidity is the ability to generate adequate amounts of cash to meet the Company's needs, both short-term and long-term. Historically, the Company's liquidity has been a function of its capital expenditures and debt service requirements, its net internal funds generation, and its access to long-term securities markets and credit facilities for external capital.

Over the years the Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios through timely stock and debt issuances or repurchases, maintaining strong bond ratings, implementing cost-containment programs, evaluating operations and projects on a cost-benefit approach, investing in projects that enhance shareholder value, and implementing sound tax-reduction strategies.

Cash provided by operating activities of $78.3 million, as shown on the Consolidated Statement of Cash Flows for the year ended December 31, 1999, combined with cash provided by issuing $1.8 million in common stock and funds on hand of $3.9 million at December 31, 1998, allowed the Company to pay dividends, meet sinking fund payment requirements, acquire an additional company, redeem one series of preferred stock and finance its consolidated capital expenditures in 1999. The increase of $21 million in cash and cash equivalents primarily relates to the sale of the radio station assets that occurred during the fourth quarter. A significant amount of the cash on hand at December 31, 1999, was used to fund an acquisition in January 2000.

In 1999 the Company issued 89,238 common shares under its Automatic Dividend Reinvestment and Share Purchase Plan, generating proceeds of $1.7 million. In June 1999 the Company began purchasing the common shares needed for this plan from the open market instead of issuing new shares.

The Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet sinking fund payments on First Mortgage Bonds and preferred stock redemption requirements in the next five years and to provide for its estimated 2000 through 2004 consolidated capital expenditures. Additional short-term or long-term financing will be required in the period 2000 through 2004 for the maturity of long-term debt, in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares, or for other corporate purposes.


Capital requirements:

The Company's consolidated capital requirements include periodic and timely replacement of technically obsolete or worn-out equipment, new equipment purchases, and plant upgrades to accommodate anticipated growth. The electric segment has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and to provide reliable service. The construction program is subject to continuing review and is revised annually in light of changes in demands for energy, availability of energy within the power pool, cost of capacity charges relative to cost of new generation, environmental laws, regulatory changes, technology, the costs of labor, materials and equipment, and the Company's financial condition (including cash flow and earnings).

Consolidated capital expenditures for the years 1999, 1998, and 1997 were $33 million, $29 million, and $42 million, respectively. The estimated capital expenditures for 2000 are $35 million, and the total capital expenditures for the five-year period 2000 through 2004 are expected to be approximately $210 million. The breakdown of 1999 actual and 2000 through 2004 estimated capital expenditures by segment is as follows:

                                   1999     2000     2000-2004
                                   ----     ----     ---------
                                        (in millions)
        Electric utility           $ 20     $ 24       $125
        Manufacturing                 7        4         26
        Health services               1        4         42
        Other business operations     5        3         17
                                   ----     ----     ---------
              Total                $ 33     $ 35       $210

In addition to these capital requirements, funds totaling approximately $50 million will be needed during the five-year period 2000 through 2004 to retire First Mortgage Bonds and other long-term obligations at maturity (including sinking fund payments for First Mortgage Bonds and preferred stock redemption requirements).


Capital resources:

Financial flexibility is provided by unused lines of credit, strong financial coverages and credit ratings, and alternative financing arrangements such as leasing.

As of December 31, 1999, the Company had $24.8 million in cash and cash equivalents and $32.7 million in lines of credit available. Bank lines of credit are a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed.
The subsidiaries' notes and credit lines are secured by a pledge of all of the common stock of the subsidiaries. (See note 11 to consolidated financial statements.)

The Company's coverage ratios improved in 1999 compared to 1998 due to the gain from the sale of radio station assets. The fixed charge coverage ratio after taxes was 6.1 for 1999 as compared to 4.0 for 1998, and the long-term debt interest coverage ratio before taxes was 6.1 for 1999, as compared to
4.3 for 1998. During 2000 the Company expects these coverages to return to ratios similar to 1998.

The Company's credit ratings affect its access to the capital market. The current credit ratings for the Company's First Mortgage Bonds at December 31, 1999, which remain unchanged from 1998, are as follows:

        Moody's Investors Service       Aa3
        Duff and Phelps                 AA
        Standard and Poor's             AA-

The Company's disclosure of these security ratings is not a recommendation to buy, sell, or hold its securities.


Results of operations:

Electric operations

Otter Tail Power Company provides electrical service to more than 126,000 customers in a service territory exceeding 50,000 square miles.

                                             1999        1998        1997
                                           --------    --------    --------
                                                     (in thousands)
Operating revenues                         $233,527    $227,477    $205,121
Production fuel                              36,839      34,234      31,362
Purchased power                              44,190      40,609      24,420
Other operation and maintenance expenses     73,308      70,584      72,112
Special charges                                 --        7,022         --
Depreciation and amortization                21,782      22,128      21,442
Property taxes                               10,174      10,684      10,819
                                           --------    --------    --------
Operating income                           $ 47,234    $ 42,216    $ 44,966

(bar graph of information in following table)

   Electric operating income
            (millions)
   --------------------------------
          1997      $45.0
          1998      $42.2
          1999      $47.2

(end of graph)

Electric operating revenues increased 2.7 percent in 1999, as compared to 1998, due to a $16.1 million increase in power pool revenues offset by a $5.5 million decrease in retail revenue and a $4.6 million decrease in other electric revenue. Hot summer weather in the Midwest and North Central regions of the United States, combined with increased emphasis on power marketing efforts and increased generation at the Company's plants contributed to the increase in power pool revenues. Reductions in kilowatt-hour (kwh) sales to industrial customers, particularly pipeline customers, combined with lower revenue per retail kwh for 1999 as compared to 1998 contributed to the decrease in retail revenues. The reduction in revenue per retail kwh primarily was due to a reduction in cost of energy revenues. Other electric revenue decreased $4.6 million primarily as a result of a reduction in electrical contract work done for other utilities combined with the Company's decision not to record 1999 Minnesota Conservation Improvement Program (CIP) financial incentives until approved by the Minnesota Public Utilities Commission (MPUC). See note 5 to consolidated financial statements.

The 10.9 percent increase in electric operating revenues in 1998, as compared to 1997, is due to a $17.9 million increase in power pool revenues, combined with increases of $2.7 million in other electric revenue and $1.7 million in retail revenue. Power pool kwh sales increased 96 percent and revenue per power pool kwh sold increased 33 percent. An increase in energy available for sale enabled the Company to respond to unusually high wholesale market demands, resulting in the increase in power pool sales in 1998. The evolution of a competitive wholesale electricity market is reflected in market-based increases in revenue per power pool kwh sold and the cost per kwh of purchased power. Other electric revenue increased as a result of more electrical contract work done for other utilities and an increase in payments from other utilities for the use of shared transmission facilities. Retail revenue increased 0.9 percent despite a 0.3 percent decline in retail kwh sales. Revenue per retail kwh increased 1.2 percent in 1998, as compared to 1997, as a result of increases in the CIP surcharge rate and an increase in cost-of-energy revenues. Significantly milder weather during the first quarter of 1998 was the main contributing factor to the decline in retail kwh sales as heating degree days were down 18.7 percent for 1998 as compared to 1997.

Increases or decreases in fuel and purchased power costs arising from changing prices results in adjustments to the Company's rate schedules through the cost of energy adjustment clause. During the last five years this has resulted in savings of more than $45 million to the Company's customers.

Production fuel expense increased 7.6 percent in 1999 due to a 10.8 percent increase in kwh generated offset by a 2.5 percent decrease in the fuel cost per kwh generated at the Company's steam generating plants. The reduction in fuel cost per kwh generated is a result of a settlement with Knife River Coal Mining Company, which reduced the price of coal at Coyote Station. The
8.8 percent increase in purchased power expense in 1999 is directly related to a 43.6 percent increase in power pool kwh sales. The increase in power pool sales also drove the increase in kwhs generated at the Company's steam generating units.

Greater plant availability in 1998, which allowed the Company to sell more wholesale power, resulted in a 9.1 percent increase in kwh generated and a
9.2 percent increase in production fuel expense in 1998 as compared to 1997. The 66.3 percent increase in purchased power costs in 1998 as compared to 1997 is due to a 161 percent increase in cost of power purchased for resale combined with a 6.8 percent increase in cost of power purchased for system use. The cost of power purchased for system use increased despite a 5.1 percent decrease in the volume of energy purchased for system use as a result of generally higher market prices for purchased power during 1998. Power purchased for resale increased due to a 96 percent increase in power pool sales combined with a 40 percent increase in cost per kwh purchased for resale.

The 3.9 percent increase in other electric operation and maintenance expenses for 1999 as compared to 1998 primarily is due to the recording of expenses related to employee incentive programs and increased expenditures for transmission and distribution system line maintenance to enhance service reliability. These increases were offset by a reduction in material and supplies expenses due to less contracted work for other utilities during 1999 and no major overhaul work performed at the Company's generating plants in 1999.

Other electric operation and maintenance expenses for 1998 as compared to 1997, decreased 2.1 percent. This decrease, in part, reflects the effect of the Company's early retirement program, which resulted in a workforce reduction of 55 employees by June 1, 1998. Maintenance expenses were higher in 1997 than in 1998 due to Coyote Station's ten-week overhaul in 1997.

Special charges incurred in 1998 of $7 million represent two items related to electric operations: (1) a noncash charge of $6.3 million associated with the Company's voluntary early retirement program and (2) the write-off of $717,000 in accumulated costs related to a rail spur project at Big Stone Plant. (See note 3 to consolidated financial statements.) The Company incurred insignificant additional costs related to the early retirement offer after the first quarter of 1998.

The 1.6 percent decrease in depreciation and amortization expense for 1999 as compared to 1998 is due to a decrease in depreciation rates offset by an increase in plant in service. Depreciation and amortization expense for 1998 as compared to 1997 increased 3.2 percent due to a slight increase in electric plant in service.

Property taxes decreased 4.8 percent in 1999 as compared to 1998 due to reductions in Minnesota property taxes as a result of legislative action affecting commercial and industrial property class rates for 1999 and changes in the formula funding for schools.


Manufacturing operations

Manufacturing operations is made up of businesses involved in the production of polyvinyl chloride (PVC) pipe, agricultural equipment, frame-straightening equipment and accessories for the auto body shop industry, contract machining, and metal parts stamping and fabricating.

                                      1999       1998       1997
                                    --------   --------   --------
                                             (in thousands)

            Operating revenues      $93,411    $87,434    $83,174
            Cost of goods sold       71,489     64,390     61,361
            Operating expenses       14,698     13,435     12,668
                                   --------   --------   --------
            Operating income        $ 7,224    $ 9,609    $ 9,145

(bar graph of information in following table)

   Manufacturing operating income
            (millions)
  -------------------------------
          1997       $9.1
          1998       $9.6
          1999       $7.2

(end of graph)

The 6.8 percent increase in manufacturing operating revenue during 1999 as compared to 1998 was the result of increased sales of PVC pipe, stamped metal parts, and frame-straightening equipment offset by decreased revenues from manufacturing agricultural-related equipment. Manufacturing operating revenue increased 5.1 percent in 1998 as a result of increased sales volumes of 15 percent within the companies that produce agricultural equipment and stamp metal parts. These increases were offset by a reduction in sales of frame-straightening equipment and accessories for the auto body shop industry and a decrease in revenues from sales of PVC pipe.

Cost of goods sold for the manufacturing operations increased 11.0 percent during 1999 due to the increase in sales volumes of PVC pipe and stamped metal parts combined with an increase in prices for resins used to manufacture PVC pipe. During 1998 manufacturing cost of goods sold increased
4.9 percent as a result of the increased sales volumes, offset by a decrease in prices for resins used to manufacture PVC pipe. Operating expenses increased 9.4 percent during 1999 as compared to 1998 primarily due to increases in sales expenses. The increase in operating expenses for 1998 of
6.1 percent was due primarily to increased labor costs and the use of outside professional services.

Effective January 1, 2000, the Company acquired the assets and operations of Vinyltech Corporation, a manufacturer of PVC pipe located in Phoenix, Arizona. (See note 15 to consolidated financial statements.)


Health services operations

Health services operations include businesses involved in the sale, service, rental, refurbishing, and operation of medical imaging equipment and the sale of related supplies and accessories to various medical institutions.

                                      1999        1998        1997
                                    --------    --------    --------
                                             (in thousands)
            Operating revenues      $69,312     $69,412     $66,859
            Cost of goods sold       55,464      53,473      53,191
            Operating expenses        8,526       8,744       8,700
                                    -------     -------     -------
            Operating income        $ 5,322     $ 7,195     $ 4,968

(bar graph of information in following table)

  Health services operating income
             (millions)
  --------------------------------
           1997       $5.0
           1998       $7.2
           1999       $5.3

(end of graph)

Operating revenues for health services decreased slightly for 1999 as compared to 1998. Decreases in revenues from imaging scans performed were offset by increases in the sales of medical imaging equipment. The 3.8 percent increase in health services operating revenue in 1998, as compared to 1997, is due to an increase in sales volumes of diagnostic medical equipment combined with an increase in the number of medical imaging scans performed offset by a decrease in the average fee per scan. The decrease in operating revenues and the 3.7 percent increase in cost of goods sold during 1999 reflect the tightening of gross margins in this industry due to intense price competition. Operating expenses decreased 2.5 percent in 1999 due to an increased focus on reducing costs within the health services companies.


Other business operations

The Company's other business operations include businesses involved in electrical and telephone construction contracting, transportation, tele-communications, entertainment, energy services, and natural gas marketing.
On September 1, 1999, the Company acquired the flatbed trucking operations of E. W. Wylie Corporation. (See note 4 to consolidated financial statements.)

In October 1999 the Company completed the sale of certain assets of the radio stations and video production company owned by KFGO, Inc., and the radio stations owned by Western Minnesota Broadcasting Company for $24.1 million. Operating income includes results of operations for the radio stations through September 1999. The gain from this sale was not included in operating income for segment purposes. For additional information regarding the sale see note 4 to consolidated financial statements.

During 1999 the Company agreed, as part of a settlement with the Minnesota Pollution Control Agency, to donate all of its assets in its Quadrant Co. waste incineration plant to the City of Perham, Minnesota. The plant had ceased operations during the third quarter of 1998, and a related impairment loss (shown as special charges in the table below) of $2.5 million was recorded in 1998. (See note 3 to consolidated financial statements.)

Pro forma operating income for other business operations without Quadrant and the radio stations would have been $6,303,000, $1,543,000, and $3,953,000 in 1999, 1998, and 1997, respectively.

Results of operations for the other business operations segment are as follows:

                                         1999        1998        1997
                                       --------    --------    --------
                                                (in thousands)
            Operating revenues         $68,327     $48,829     $44,173
            Cost of goods sold          45,126      29,133      23,393
            Special charges                --        2,500         --
            Operating expenses          15,615      17,680      16,645
                                       -------     -------     -------
            Operating income (loss)    $ 7,586     $  (484)    $ 4,135

(bar graph of information in following table)

  Other business operations operating income
                  (millions)
  ------------------------------------------
                1997      $ 4.1
                1998      $(0.5)
                1999      $ 7.6

(end of graph)

The 39.9 percent increase in other business operations operating revenues in 1999 reflects an $8.5 million increase at the construction subsidiaries due to favorable construction markets and conditions, a $5.2 million increase at the natural gas marketing subsidiary reflecting a full year of operations, and inclusion of four months of operating revenues as a result of the Wylie acquisition. The 1999 operating revenues also increased as a result of the $1.5 million gain from the sale of an investment by the telecommunication subsidiary. Cost of goods sold increased 54.9 percent in 1999, as compared to 1998, due to a $6.5 million increase at the construction subsidiaries, a $4.7 million increase due to the full year of operations at the natural gas subsidiary, and inclusion of four months of expense as a result of the Wylie acquisition. Operating expenses decreased 11.7 percent as a result of the sale of the radio stations and the donation of the Quadrant plant.

Other business operations operating revenues, cost of goods sold, and operating expenses increased 10.5 percent, 24.5 percent, and 6.2 percent, respectively, in 1998, as compared to 1997, primarily as a result of acquiring the natural gas marketing subsidiary.


Gain from sale of radio station assets

The Company recorded a $14.5 million pre-tax gain from the sale of certain assets of the six radio stations and the video production company owned by KFGO, Inc., and the two radio stations owned by Western Minnesota
Broadcasting Company on October 1, 1999. The after-tax gain from this sale contributed $0.34 to earnings per share.


Consolidated other income and deductions--net

(bar graph of information in following table)

   Other income and deductions
           (millions)
   ---------------------------
         1997       $2.0
         1998       $2.9
         1999       $1.8

(end of graph)

Consolidated other income and deductions decreased 36.3 percent in 1999 due to decreases in financial incentives from demand-side management programs and dividend revenues offset by increased interest income. The 46.6 percent increase in other income and deductions for 1998, as compared to 1997 reflects an increase in dividend income combined with an increase in revenue recognition relating to Minnesota CIP financial incentives.


Consolidated interest charges

(bar graph of information in following table)

   Interest charges
      (millions)
   ----------------
   1997       $18.5
   1998       $15.6
   1999       $14.8

(end of graph)

Interest charges for 1999 decreased 5.1 percent due to a reduction in average outstanding debt for the year and lower average interest rates. The 15.9 percent decrease in interest charges in 1998 as compared to 1997 is a result of a lower average interest rate on line of credit borrowings and of refinancing various diversified companies' fixed and variable interest rate debt with lower fixed rate debt in November 1997. In addition, the decrease can be attributed to the implementation of a consolidated cash management function within the subsidiaries that allowed excess cash to be used to reduce outstanding borrowings.


Consolidated income taxes

(bar graph of information in following table)

   Income taxes
    (millions)
   ------------
   1997   $14.3
   1998   $15.1
   1999   $23.9

(end of graph)

The 58.0 percent increase in income taxes in 1999 as compared to 1998 reflects income tax expense of $6.4 million related to the sale of the radio station assets combined with an increase in income before tax. The 5.8 percent increase in income taxes in 1998 as compared to 1997 reflects the use of a capital loss carryforward in 1997 combined with an increase in income before tax for 1998.


Cumulative effect of change in accounting principle

In the first quarter of 1998 the Company changed its method of revenue recognition in Minnesota and South Dakota from meter-reading dates to energy-delivery dates resulting in the recognition of $6,364,000 ($3,819,000 net-of-tax or $0.16 per share) in unbilled revenues. (See note 2 to consolidated financial statements.)


Impact of inflation

The Company operates under regulatory provisions that allow price changes in the cost of fuel and purchased power to be passed to customers through automatic adjustments to its rate schedules under the cost of energy adjustment clause. Other increases in the cost of electric service must be recovered through timely filings for rate relief with the appropriate regulatory agency.

The Company's health services, manufacturing, and other business operations consist almost entirely of unregulated businesses. Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace. The impact of inflation on these segments has been less significant during the past few years because of the relatively low rates of inflation experienced in the United States. Raw material costs, labor costs, and interest rates are important components of costs for companies in these segments. Any or all of these components could be impacted by inflation, with a possible adverse effect on the Company's profitability.


Factors affecting future earnings

The results of operations discussed above are not necessarily indicative of future earnings. Factors that might affect future earnings include, but are not limited to, the Company's ongoing involvement in diversification efforts, the timing and scope of deregulation and open competition, growth of electric revenues, changes in the economy of the Upper Midwest, governmental and regulatory action, fuel and purchase power costs and environmental issues. Anticipated higher operating costs and carrying charges on increased capital investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

Diversification
---------------
In 1999 approximately 30 percent of the Company's net earnings were contributed by diversified operations, excluding the gain from the sale of the radio station assets. The Company plans to make additional acquisitions through its wholly owned subsidiary, Varistar Corporation. It is possible that by 2004, more than 45 percent of the Company's net earnings will be contributed from diversified operations. The following guidelines are used when considering acquisitions: emerging or middle market company; proven entrepreneurial management team that will remain after the acquisition; products and services that are intended for commercial rather than retail consumer use; the ability to provide immediate earnings and future growth potential; and 100 percent ownership. The Company intents to grow earnings as a long-term owner of these investments. However, such as in the case with the sale of the radio station assets during 1999, the Company will compare the returns of continued ownership of a business against its market value. Continuing revenue growth from diversified operations could result in earnings and stock price volatility.

While we cannot predict the success of our current diversified businesses, we believe opportunities exist for growth in the business segments. Factors that could affect the results of the diversified businesses include, but are not limited to the following: fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships; competitive products and pricing pressures and the ability to gain or maintain market share in trade areas; effectiveness of advertising, marketing, and promotional programs; adverse weather conditions; and the highly competitive nature of the health services industry.

Growth of electric revenue
--------------------------
Growth in electric sales will be subject to a number of factors, including the volume of power pool sales to other utilities, the effectiveness of demand-side management programs, weather, competition, and the rate of economic growth or decline in the Company's service area. The Company's electric business is primarily dependent upon the use of electricity by customers in our service area. The Company's electric kwh sales to retail customers decreased 2.6 percent and 0.3 percent in 1999 and 1998, respectively, and increased 1.4 percent in 1997.

Factors beyond the Company's control, such as mergers and acquisitions, geographical location, transmission costs, unplanned interruptions at the Company's generating plants, and the effects of deregulation, could lead to greater volatility in the volume and price of power pool sales.

Regulation
----------
Rates of return earned on utility operations are subject to review by the various state commissions that have jurisdiction over the electric rates charged by the Company. These reviews may result in future revenue reductions when actual rates of return are deemed by regulators to be in excess of allowed rates of return.

During 1999 the North Dakota Public Service Commission (NDPSC) approved a settlement agreement following an audit of the Company's electric operations in North Dakota. The effects of this settlement decreased 1999 earnings by approximately $441,000 after taxes or $0.02 per share. As part of the settlement the Company is required to refund to North Dakota customers any 1999 regulated electric operations earnings from North Dakota over a 12.5 percent return on equity and file with the NDPSC a proposal for performance-based ratemaking early in 2000. While the final decision on any potential refund relating to 1999 results lies with the NDPSC, the Company expects that any refund will not be significant.

Load Management and Minnesota Conservation Improvement Programs
---------------------------------------------------------------
Load management efforts will continue in all jurisdictions served by the Company. The goal of load management is to control demand for electricity by customers at times of peak use in order to alleviate or delay the need for building or acquiring new generating capacity or to avoid having to purchase high-priced energy at times of peak demand. In addition to our load management efforts, we also invest in conservation improvement programs in Minnesota as mandated by state law. Conservation improvement programs are designed to encourage and reward the wise and efficient use of electricity by customers.

In 1999, as a result of the Company's conservation improvement efforts, the MPUC approved the Company's 1998 financial incentive filing, including lost margins recovery, along with a 1.5 percent surcharge on all Minnesota customers' bills (approximately 0.75 percent of total retail revenue) from July 1, 1999 through June 30, 2000. The surcharge provides for the recovery of conservation-related costs and financial incentives in excess of those being recovered in current rates. The previous 12-month period surcharge was
2.75 percent. It is likely that any financial incentives approved by the MPUC in the future will result in a significantly lower surcharge because recent actions by the MPUC have indicated a movement toward the discontinuance of allowing recovery of lost margins.

Fuel Costs
----------
The Company has reached an agreement for Big Stone Plant's coal supply through December 31, 2001. In November 1995 the Company and two other Coyote Station owners initiated a lawsuit against Knife River Coal Mining Company and its parent, MDU Resources Group Inc., in an attempt to resolve disputes over pricing in the Coyote coal agreement. The case was remanded to arbitration in 1997. During 1999 settlement of the arbitration resulted in:
(1) a reduction of fuel prices for Coyote Station, beginning March 26, 1999,
(2) modification of the price adjustment provision of the contract for the future, and (3) a requirement that Knife River refund excess amounts paid for coal from September 13, 1996, through March 26, 1999. The Company received a refund of $2.7 million, representing its share as a co-owner of Coyote Station. This refund and accumulated interest has been recorded as a liability pending regulatory filing in each state to determine procedures for refunds to electric retail customers. The regulatory filings included a request to recover costs related to the arbitration incurred by the Company.

The Mid-Continent Area Power Pool (MAPP) region has experienced a reduction in availability of excess generation and transmission capacity, particularly in the summer season in the past two years. While the availability of the Company's plants has been excellent, the loss of a major plant could expose the Company to higher purchased power costs. Two factors significantly mitigate this financial risk. First, wholesale sales contracts include provisions to release the Company from its obligations in case of a plant outage, and second, the Company has cost of energy adjustment clauses that allow pass through of energy costs to retail customers.

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

The Company's electric generating plants were not subject to the Act's phase one requirements. Phase two standards of the Act must be met by the year 2000. The Company intends that Big Stone Plant will maintain current levels of operation and meet phase two requirements for sulfur dioxide emissions by burning subbituminous coal. The Company has a new coal contract that provides a lower sulfur subbituminous coal for Big Stone Plant. Under EPA regulations, modifications were required at Big Stone Plant by 2000 to satisfy nitrogen oxide emission standards. During 1997 the Company conducted tests at Big Stone Plant to determine if nitrogen oxide emissions could be reduced through modifications to existing equipment. The results of the tests were positive and modifications have been completed.

The Company's Coyote Station is equipped with sulfur dioxide removal equipment. Compliance with the phase two requirements is not expected to significantly impact operations at that plant. Hoot Lake Plant already uses low-sulfur subbituminous coal, and minor modifications were completed to meet the phase two nitrogen oxide emission requirements.

Deregulation and legislation
----------------------------
In December 1999 the Federal Energy Regulatory Commission (FERC) issued Order No. 2000. This order requires public utilities that own, operate or control interstate transmission to file by October 15, 2000 a proposal for a regional transmission organization (RTO) or a description of any efforts made to participate in an RTO, the reasons for not participating, and any plans for further work towards participation. The goal is to consolidate control of the transmission industry into a new structure of independent, regional grid operators.

In 1996 the Federal Energy Regulatory Commission (FERC) issued two final rules, Order Nos. 888 and 889, which give competing wholesale suppliers the ability to transmit electricity through a utility's transmission system. Order No. 888 requires electric utilities and other transmission providers to abide by, and to offer to other transmission users, terms, conditions and pricing comparable to those they use for themselves in transmitting power. Order No. 889, which became effective January 3, 1997, requires public utilities to implement Standards of Conduct and an Open Access Same-Time Information System (OASIS). These rules require transmission personnel to provide information about their transmission systems to all customers, including their marketing associates within their respective companies, through the OASIS. After rehearing, the FERC issued Orders 888A and B, further clarifying its intent to prevent any discriminatory abuse of market power by utilities controlling both transmission and generation assets. The Company filed its initial transmission tariff on July 9, 1996, as required by Order No. 888. A revised rate schedule became effective in the first quarter of 1997.

The U.S. Congress ended its 1999 legislative session without taking action on proposed electric industry restructuring legislation. We expect that during 2000 Congress will continue to debate proposed legislation which, if enacted, would promote customer choice and a more competitive electric market. While the Company cannot predict the timing or what form the legislation might take, we continue to monitor the debate on the issues.

The Minnesota Legislature did not take any significant legislative action on electric utility restructuring in 1999. However, the Minnesota Department of Commerce is drafting comprehensive retail access legislation that is planned to be introduced in January 2001. The Minnesota State Chamber of Commerce plans to introduce legislation in 2000 to separate costs for generation, transmission and distribution on electric service statements by July 1, 2001. Company personnel have participated in a number of working groups set up by the Minnesota Department of Commerce. In 1997 the North Dakota Legislature created a subcommittee to investigate the impact of electric utility industry restructuring on North Dakota. The North Dakota Legislature plans to deal first with tax issues surrounding restructuring pertaining to both investor-owned electric utilities and electric cooperatives. The South Dakota Legislature and Public Utility Commission continue to monitor the status of the industry restructuring and retail competition. The Company cannot predict the timing or impact of regulatory actions regarding restructuring.

Competition in the electric industry
------------------------------------
As the electric industry moves towards deregulation the Company expects the industry to become more competitive. The Company is taking a number of steps to position itself for success in a competitive marketplace. The Company has functionally unbundled its energy supply, energy delivery, and energy services operations. Necessary accounting systems have been developed to capture costs and determine the profitability of each of these business units and to identify areas for improvement and opportunities for increased profitability. Separate business plans have been created for each business unit. The Company has established an energy services business unit to promote the energy-related products and services traditionally offered to the Company's customers and to develop new products and services to be offered to current and potential customers in order to distinguish the Company from the competition. The Company offered a voluntary early retirement program in 1998 that reduced the electric utility staff by 55 employees.

As the electric industry evolves and becomes more competitive, the Company believes it is well positioned to be successful. The Company's generation capacity appears poised for competition due to unit heat rate improvements and reductions in fuel and freight costs. A comparison of the Company's electric retail rates to the rates of other investor-owned utilities, cooperatives, and municipals in the states the Company serves indicates that its rates are competitive. In addition, the Company would attempt more flexible pricing strategies under an open, competitive environment.

Year 2000 readiness disclosure
------------------------------
During the last three years the Company worked on becoming year 2000 ready. The Company's readiness plan involved three phases: inventory, assessment and remediation/testing, all of which were completed prior to December 31, 1999. The Company coordinated its year 2000 efforts with those of MAPP and the North American Electric Reliability Council. Critical external parties were contacted, and contingency plans were developed. As of the date of this report the Company has not experienced or been notified of any significant year 2000 related issues or problems. While it still is possible that some issues have not surfaced yet, the Company believes that any such issues will not have a material adverse effect on the Company's consolidated results of operations.

The costs of the Company's year 2000 readiness efforts have been funded with cash flows from operations. These costs were not substantially different from the normal, ongoing costs that are incurred for systems development, implementation, and maintenance due in part to the use of internal resources and the deferral of other projects. Management estimates that the total expenditures related to the Company's year 2000 readiness effort since 1997 were approximately $900,000.


Accounting pronouncements

In June 1999 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 137 - Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. This statement delays the effective date for SFAS 133 until periods beginning after June 15, 2000. SFAS 133 - Accounting for Derivative Instruments and Hedging Activities was issued by the FASB in June 1998. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The adoption of this statement is not expected to have a material impact on the Company's financial position as presently reported.


Cautionary Statements

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company makes the following statements.

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


                 Independent Auditors' Report


To the Shareholders of Otter Tail Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Power Company and its subsidiaries (the Company) as of December 31, 1999, and 1998, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999, and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for unbilled revenues in 1998.

DELOITTE & TOUCHE LLP




January 31, 2000
Minneapolis, Minnesota



Otter Tail Power Company
------------------------

Consolidated Balance Sheets, December 31                                    1999       1998
---------------------------------------------------------------------------------------------
                                                                             (in thousands)
Assets
Plant
     Electric plant in service                                            $ 779,037  $ 770,887
     Diversified operations                                                  99,558     89,094
                                                                          ---------  ---------
          Total                                                             878,595    859,981
     Less accumulated depreciation and amortization                         386,618    370,290
                                                                          ---------  ---------
          Plant - net of accumulated depreciation and amortization          491,977    489,691
     Construction work in progress                                           10,979     10,495
                                                                          ---------  ---------
          Net plant                                                         502,956    500,186
                                                                          ---------  ---------

Investments                                                                  19,502     20,612
                                                                          ---------  ---------
Intangibles--net                                                             23,311     21,176
                                                                          ---------  ---------
Other assets                                                                  6,141      3,968
                                                                          ---------  ---------

Current assets
     Cash and cash equivalents                                               24,762      3,919
     Accounts receivable:
          Trade (less accumulated provision for uncollectible accounts:
                      1999, $832,000; 1998, $1,444,000)                      40,685     41,249
          Other                                                               5,616      6,845
     Materials and supplies:
          Fuel                                                                3,808      3,418
          Inventory, materials, and operating supplies                       26,329     23,138
     Deferred income taxes                                                    3,123      2,730
     Accrued utility revenues                                                 9,923     11,179
     Other                                                                    5,690      6,310
                                                                          ---------  ---------
               Total current assets                                         119,936     98,788
                                                                          ---------  ---------

Deferred debits
     Unamortized debt expense and reacquisition premiums                      3,251      3,737
     Regulatory assets                                                        4,111      3,774
     Other                                                                    1,580      3,371
                                                                          ---------  ---------
               Total deferred debits                                          8,942     10,882
                                                                          ---------  ---------

                    Total                                                 $ 680,788  $ 655,612
                                                                          =========  =========
See accompanying notes to consolidated financial statements.


Otter Tail Power Company
------------------------

Consolidated Balance Sheets, December 31                                        1999       1998
-------------------------------------------------------------------------------------------------
                                                                                 (in thousands)
Liabilities and Equity
Capitalization (page 33)
  Common shares, par value $5 per share -- authorized, 50,000,000 shares;
       outstanding, 1999 -- 23,849,974 shares; 1998 -- 11,879,504 shares *   $ 119,250  $  59,398
  Premium on common shares *                                                         -     39,919
  Unearned compensation                                                           (301)         -
  Retained earnings *                                                          126,744    125,462
  Accumulated other comprehensive income                                             -        297
                                                                             ---------   --------
       Total common equity                                                     245,693    225,076
  Cumulative preferred shares                                                   33,500     38,831
  Long-term debt:
        Electric utility                                                       152,507    153,389
        Diversified operations                                                  23,930     27,657
                                                                             ---------   --------
            Total capitalization                                               455,630    444,953
                                                                             ---------   --------
Current liabilities
  Short-term debt                                                                    -        824
  Sinking fund requirements and current maturities                               5,948      5,794
  Accounts payable                                                              39,343     32,411
  Accrued salaries and wages                                                     6,197      3,946
  Federal and state income taxes accrued                                         8,153      2,192
  Other taxes accrued                                                           10,818     11,119
  Interest accrued                                                               3,266      3,120
  Other                                                                          3,589      3,826
                                                                             ---------   --------
            Total current liabilities                                           77,314     63,232
                                                                             ---------   --------

Noncurrent liabilities                                                          26,514     22,842
                                                                             ---------   --------

Commitments (note 8)                                                                 -          -
                                                                             ---------   --------

Deferred credits
  Accumulated deferred income taxes                                             87,972     90,964
  Accumulated deferred investment tax credit                                    16,295     17,481
  Regulatory liabilities                                                        11,359     11,692
  Other                                                                          5,704      4,448
                                                                             ---------   --------
            Total deferred credits                                             121,330    124,585
                                                                             ---------   --------

                 Total                                                       $ 680,788  $ 655,612
                                                                             =========  =========
* 1999 amounts reflect the effect of stock split described in note 15.

See accompanying notes to consolidated financial statements.



Otter Tail Power Company
------------------------

Consolidated Statements of Income
For the Years Ended December 31                                             1999       1998        1997
--------------------------------------------------------------------------------------------------------------
                                                                       (in thousands, except per-share amounts)
Operating revenues
  Electric                                                                $ 233,527  $ 227,477  $ 205,121
  Manufacturing                                                              93,411     87,434     83,174
  Health services                                                            69,312     69,412     66,859
  Other business operations                                                  68,327     48,829     44,173
                                                                          ---------  ---------  ---------
      Total operating revenues                                              464,577    433,152    399,327

Operating expenses
  Production fuel                                                            36,839     34,234     31,362
  Purchased power                                                            44,190     40,609     24,420
  Electric operation and maintenance expenses                                73,308     70,584     72,112
  Special charges                                                                 -      9,522          -
  Cost of goods sold                                                        172,079    146,996    137,945
  Other nonelectric expenses                                                 35,197     36,134     33,873
  Depreciation and amortization                                              25,420     25,813     25,536
  Property taxes                                                             10,178     10,724     10,865
                                                                          ---------  ---------  ---------
      Total operating expenses                                              397,211    374,616    336,113

Operating income
  Electric                                                                   47,234     42,216     44,966
  Manufacturing                                                               7,224      9,609      9,145
  Health services                                                             5,322      7,195      4,968
  Other business operations                                                   7,586       (484)     4,135
                                                                          ---------  ---------  ---------
                                                                             67,366     58,536     63,214

Gain from sale of radio station assets                                       14,469          -          -

Other income and deductions -- net                                            1,828      2,871      1,959

Interest charges                                                             14,771     15,566     18,519
                                                                          ---------  ---------  ---------
Income before income taxes                                                   68,892     45,841     46,654

Income taxes                                                                 23,915     15,140     14,308
                                                                          ---------  ---------  ---------

Income before cumulative effect of change in accounting principle            44,977     30,701     32,346
Cumulative effect of change in accounting principle (net-of-tax of $2,545)        -      3,819          -
                                                                          ---------  ---------  ---------

Net income                                                                   44,977     34,520     32,346

Preferred dividend requirements                                               2,228      2,358      2,358
                                                                          ---------  ---------  ---------

Earnings available for common shares                                      $  42,749  $  32,162  $  29,988
                                                                          =========  =========  =========

Average number of common shares outstanding *                                23,831     23,596     23,277

Basic and diluted earnings per share *
   Income before cumulative effect of change in accounting principle          $1.79      $1.20      $1.29
   Cumulative effect of change in accounting principle                          -         0.16          -
                                                                          ---------  ---------  ---------
         Basic and diluted earnings per share                                 $1.79      $1.36      $1.29

Dividends per common share *                                                  $0.99      $0.96      $0.93

* Common shares outstanding and per-share data reflect the effect of the stock split described in note 15.

See accompanying notes to consolidated financial statements.



Otter Tail Power Company
------------------------

Consolidated Statements of Changes in Common Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Accumulated
                                                              Common  Par value, Premium on                        other
                                                              shares    common    common   Unearned    Retained comprehensive Total
                                                           outstanding  shares    shares  compensation earnings    income    equity
                                                           ------------ -----------------------------------------------------------
                                                                     (in thousands, except common shares outstanding)

Balance, December 31, 1996                                  11,536,056 $ 57,680  $ 29,885  $     -     $107,864  $    619  $196,048
  Cash portion of Peoples pooling transaction, January 1, 1997                       (209)                                     (209)
  Common stock issuances                                       195,022      975     5,520                                     6,495
  Comprehensive income:
       Net income                                                                                        32,346              32,346
       Unrealized gains on available-for-sale securities                                                              103       103
       Reversal of previously recorded unrealized gains
         on available-for-sale securities sold                                                                       (359)     (359)
                                                                                                                            -------
          Total comprehensive income                                                                                         32,090
  Cumulative preferred dividends at required annual rates                                                (2,358)             (2,358)
  Common dividends                                                                                      (21,496)            (21,496)
  Distributions by pooled entities                                                                         (414)               (414)
                                                           ------------ -----------------------------------------------------------
Balance, December 31, 1997                                  11,731,078 $ 58,655  $ 35,196  $     -     $115,942   $   363  $210,156
  Common stock issuances                                       148,426      743     4,723                                     5,466
  Comprehensive income:
       Net income                                                                                        34,520              34,520
       Unrealized loss on available-for-sale securities                                                               (66)      (66)
                                                                                                                            -------
          Total comprehensive income                                                                                         34,454
  Cumulative preferred dividends at required annual rates                                                (2,358)             (2,358)
  Common dividends                                                                                      (22,642)            (22,642)
                                                           ------------ -----------------------------------------------------------
Balance, December 31, 1998                                  11,879,504 $ 59,398   $39,919  $     -     $125,462   $   297  $225,076

  Common stock issuances                                        45,768      228     1,541                                     1,769
  Common stock retired                                            (285)      (1)       (1)                  (10)                (12)
  Unearned compensation - stock options                                               301     (301)                               -
  Comprehensive income:
       Net income                                                                                        44,977              44,977
       Reversal of previously recorded unrealized gains
         on available-for-sale securities sold                                                                       (297)     (297)
                                                                                                                            -------
          Total comprehensive income                                                                                         44,680
  Cumulative preferred dividends at required annual rates                                                (2,266)             (2,266)
  Common dividends                                                                                      (23,554)            (23,554)
  Two-for-one stock split - March 15, 2000                  11,924,987   59,625   (41,760)              (17,865)                  -
                                                           ------------ -----------------------------------------------------------
Balance, December 31, 1999                                  23,849,974 $119,250  $     -   $  (301)    $126,744   $     -  $245,693

See accompanying notes to consolidated financial statements.



Otter Tail Power Company
------------------------

Consolidated Statements of Cash Flows
For the Years Ended December 31                                                 1999         1998         1997
-----------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands)
Cash flows from operating activities
   Net income                                                                 $44,977      $34,520     $  32,346
   Adjustments to reconcile net income to net cash provided
   by operating activities:
        Depreciation and amortization                                          34,796       34,965        39,302
        Deferred investment tax credit--net                                    (1,186)      (1,186)       (1,186)
        Deferred income taxes                                                  (3,816)      (6,253)       (3,155)
        Change in deferred debits and other assets                               (484)          99         1,204
        Change in noncurrent liabilities and deferred credits                   4,902        2,129         1,960
        Allowance for equity (other) funds used during construction              (246)        (103)            -
        Gain on sale of radio station assets                                  (14,469)           -             -
        Loss/(Gain) on investments in and disposal of noncurrent assets            14          607        (1,722)
        Voluntary early retirement program charges                                  -        6,305             -
        Cumulative effect of change in accounting principle                         -       (3,819)            -
        Asset impairment losses                                                     -        3,217             -
    Cash provided by (used for) current assets and current liabilities:
        Change in receivables, materials, and supplies                         (1,761)      (5,765)       (2,270)
        Change in other current assets                                          1,956       (2,962)        1,752
        Change in payables and other current liabilities                        7,536        2,804           908
        Change in interest and income taxes payable                             6,106         (599)          259
                                                                              -------      -------       -------
             Net cash provided by operating activities                         78,325       63,959        69,398
                                                                              -------      -------       -------

Cash flows from investing activities
   Gross capital expenditures                                                 (32,679)     (29,289)      (41,973)
   Proceeds from sale of radio station assets                                  24,063            -             -
   Proceeds from disposal of noncurrent assets                                  1,930        3,359        20,802
   Proceeds from the sales of marketable securities                                 -            -           785
   Acquisitions--net of cash acquired                                         (16,000)      (1,372)            -
   Change in other investments                                                     (9)      (1,585)         (470)
                                                                              -------      -------       -------
             Net cash used in investing activities                            (22,695)     (28,887)      (20,856)
                                                                              -------      -------       -------

Cash flows from financing activities
   Change in short-term debt--net issuances                                      (824)      (1,276)      (23,500)
   Proceeds from issuance of long-term debt                                    13,049        1,559       178,272
   Proceeds from issuance of common stock                                       1,769        5,466         6,286
   Payments for debt and common stock issuance expense                              -          (82)         (244)
   Payments for retirement of common stock                                        (12)           -             -
   Redemption of preferred stock                                               (5,331)           -             -
   Payments for retirement of long-term debt                                  (17,618)     (17,121)     (181,917)
   Dividends paid                                                             (25,820)     (25,000)      (24,268)
                                                                              -------      -------       -------
             Net cash used in financing activities                            (34,787)     (36,454)      (45,371)
                                                                              -------      -------       -------

Net change in cash and cash equivalents                                        20,843       (1,382)        3,171
Cash and cash equivalents at beginning of year                                  3,919        5,301         2,130
                                                                              -------      -------       -------
Cash and cash equivalents at end of year                                      $24,762      $ 3,919      $  5,301
                                                                              =======      =======      ========
Supplemental disclosures of cash flow information
   Cash paid during the year for:
        Interest (net of amount capitalized)                                  $14,004      $15,189      $ 18,203
        Income taxes                                                          $23,077      $22,966      $ 18,057

See accompanying notes to consolidated financial statements.



Otter Tail Power Company
------------------------

Consolidated Statements of Capitalization, December 31                   1999       1998
-------------------------------------------------------------------------------------------
                                                                          (in thousands)

Total common shareholders' equity                                      $ 245,693  $ 225,076
                                                                       ---------  ---------
Cumulative preferred shares -- without par value (stated and liquidating value $100 a share) -- authorized 1,500,000 shares;
     outstanding:
          Series subject to mandatory redemption:
               $6.35, 180,000 shares; 9,000 shares due 2002-06;
               135,000 shares due 2007                                    18,000     18,000
                                                                       ---------  ---------

          Other series:
               $3.60, 60,000 shares                                        6,000      6,000
               $4.40, 25,000 shares                                        2,500      2,500
               $4.65, 30,000 shares                                        3,000      3,000
               $6.75, 40,000 shares                                        4,000      4,000
               $9.00, 1999 - 0 shares; 1998 - 53,311 shares                    -      5,331
                                                                       ---------  ---------
                     Total other preferred                                15,500     20,831
                                                                       ---------  ---------

Cumulative preference shares -- without par value, authorized
     1,000,000 shares; outstanding: none

Long-term debt
     First mortgage bond series:
          7.25%, due August 1, 2002                                       18,600     18,800
          8.75%, due September 15, 2021                                   18,400     18,600
          8.25%, due August 1, 2022                                       27,900     28,200
          Pollution control series:
               6.40-6.80%, due February 1, 2006, Big Stone project         5,247      5,307
               6.40-6.90%, due February 1, 2019, Coyote project           21,029     21,264
                                                                       ---------  ---------
                    Total first mortgage bond series                      91,176     92,171
     Senior debentures 6.375%, due December 1, 2007                       50,000     50,000
     Industrial development refunding revenue bonds
          5.00% due December 1, 2002                                       3,010      3,010
     Pollution control refunding revenue bonds
          variable 5.50% at December 31, 1999, due December 1, 2012       10,400     10,400
     Obligations of Varistar Corporation:
          7.80% ten-year term note, due October 31, 2007                  14,271     18,169
          Various at  1.9% to 7.5% at December 31, 1999                   13,521     14,281
     Obligations of Otter Tail Energy Services Company
          8.75% ten-year term note, due April 11, 2008                     1,085         -
     Other                                                                     6          6
                                                                       ---------  ---------
               Total                                                     183,469    188,037
Less:
     Current maturity                                                      4,953      4,799
     Sinking fund requirement                                                995        995
     Unamortized debt discount and premium -- net                          1,084      1,197
                                                                       ---------  ---------
                    Total long-term debt                                 176,437    181,046
                                                                       ---------  ---------
Total capitalization                                                   $ 455,630  $ 444,953
                                                                       =========  =========

See accompanying notes to consolidated financial statements.



Otter Tail Power Company
Notes to consolidated financial statements
For the three years ended December 31, 1999

(All common share amounts and per-share data reflect the effect of the stock split described in note 15.)

1.  Summary of accounting policies

    System of accounts--For regulatory reporting purposes, the electric utility's internal system of accounts are translated into the accounts of the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC), the Public Service Commission of North Dakota, and the Public Utilities Commissions of Minnesota and South Dakota.

    Principles of consolidation--The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. Profits on sales between nonregulated affiliates and from the regulated electric utility company to nonregulated affiliates are eliminated. However, profits on sales to the regulated electric utility company from nonregulated affiliates are not eliminated, in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 71 - Accounting for the Effects of Certain Types of Regulation.

    Plant, retirements, and depreciation--Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties.
    Such provisions as a percent of the average balance of depreciable electric utility property were 3.06 percent in 1999, 3.12 percent in 1998, and 3.08 percent in 1997.

    Property and equipment of nonutility and diversified operations are carried at historical cost, or at the current appraised value if acquired in a business combination accounted for under the purchase method of accounting, and are depreciated on a straight-line basis over the useful lives (3 to 40 years) of the related assets. On sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the consolidated financial statements.

    Jointly owned plants--The consolidated financial statements include the Company's 53.9 percent and 35 percent ownership interests in the assets, liabilities, revenue, and expenses of Big Stone Plant and Coyote Station, respectively. Amounts at December 31, 1999 and 1998 included in electric plant in service for Big Stone were $111,722,000 and $111,754,000, respectively, and the accumulated provision for depreciation and amortization was $66,734,000 and $63,635,000, respectively. Amounts at December 31, 1999 and 1998 included in electric plant in service for Coyote were $146,163,000 and $145,899,000, respectively, and the accumulated provision for depreciation and amortization was $67,289,000 and $63,463,000, respectively. The Company's share of direct revenue and expenses of the jointly owned plants in service is included in the corresponding operating revenue and expenses in the statement of income.

    Allowance for funds used during construction (AFC)--AFC, a noncash item, is included in construction work in progress. The rate for AFC was 10.00 percent for 1999, 10.25 percent for 1998, and 5.67 percent for 1997.

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

    The Company's rate schedules applicable to substantially all customers include a cost of energy adjustment clause under which the rates are adjusted to reflect changes in average cost of fuels and purchased power and a surcharge for recovery of conservation-related expenses. (See further discussion under note 5.)

    Health services' operating revenues on major equipment and installation contracts are recorded using the percentage-of-completion method. Amounts received in advance under customer service contracts are deferred and recognized on a straight-line basis over the contract period. Revenues generated in the mobile imaging operations are recorded on a fee for scan basis.

    Manufacturing operating revenues are recorded when products are shipped, when services are rendered, and on a percentage-of-completion basis for construction type contracts.

    Other business operations' operating revenues are recorded when services are rendered or products are shipped. In the case of construction contracts, the percentage-of-completion method is used.

    Employee incentive plan--The Company has incentive plans covering employees that are based on certain performance measures. Total amounts of accrued compensation for these incentive plans in 1999, 1998, and 1997 were $5,671,000, $3,083,000, and $3,826,000, respectively.

    Stock-based compensation--As described in note 6, the Company has elected to follow the accounting provisions of Accounting Principle Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation.

    Use of estimates--In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as depreciable lives, tax provisions, collectability of trade accounts receivable, workers' compensation claims, self insurance programs, injuries and damages reserve, environmental liabilities, unbilled revenues, service contract maintenance costs and actuarially determined benefit costs.
    As better information becomes available (or actual amounts are determinable) the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

    Reclassifications--Certain prior year amounts have been reclassified to conform to 1999 presentation. Such reclassification had no impact on net income and shareholders' equity. In addition, all financial information pertaining to per-share amounts and number of common shares outstanding has been adjusted to reflect a two-for-one stock split effective March 15, 2000, for shareholders of record on February 15, 2000.

    Cash equivalents--The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents.

    Debt reacquisition premiums--In accordance with regulatory treatment, the Company defers utility debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

    Investments--At December 31, 1999 and 1998, the Company had noncurrent investments of $7,219,000 and $7,540,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments, accounted for under the equity method, provided the Company with tax credits of $1,393,000 and $1,330,000, in 1999 and 1998, respectively. At December 31, 1999 the Company did not have any investments in marketable equity securities classified as available-for-sale. At December 31, 1998, the Company had $590,000 invested in marketable equity securities classified as available-for-sale and recorded at market value. The balance of investments at December 31, 1999 consists of $2,013,000 in additional investments accounted for under the equity method, and $10,270,000 in other investments accounted for under the cost method, with $1,424,000 related to participation in economic development loan pools. The balance of investments at December 31, 1998 consists of $1,911,000 in additional investments accounted for under the equity method, and $10,571,000 in other investments accounted for under the cost method, with $1,515,000 related to participation in economic development loan pools. (See further discussion under note 12.)

    Inventories--The electric operation inventories are reported at average cost. The health service, manufacturing, and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

    Short-term debt--There was no short-term debt outstanding as of December 31, 1999. The composite interest rate on short-term debt outstanding as of December 31, 1998, was 8.75 percent. The average interest rate paid on short-term debt during 1999 and 1998 was 8.75 percent and 6.65 percent, respectively.

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

                                              1999      1998
                                            --------  --------
                                              (in thousands)
    Goodwill on telephone company           $ 7,749   $ 7,749
    Other intangible assets                  23,428    21,808
                                            -------   -------
    Total                                    31,177    29,557
    Less accumulated amortization             7,866     8,381
                                            -------   -------
     Intangibles-net                        $23,311   $21,176
                                            =======   =======

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

    In February 1998 the Financial Accounting Standards Board (FASB) issued SFAS 132 - Employers' Disclosures about Pensions and Other Postretirement Benefits, which was effective for the Company on January 1, 1998. SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. The adoption of SFAS 132 did not affect the Company's 1998 results of operations or financial position. Note 10 reflects the adoption of SFAS 132.

    New accounting pronouncement--In June 1998 the FASB issued Statement of Financial Accounting Standards (SFAS) 133 - Accounting for Derivative Instruments and Hedging Activities, effective for financial statements issued for periods beginning after June 15, 1999. In June 1999 the FASB issued SFAS 137 which delayed the effective date for SFAS 133 to periods beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative. The adoption of this statement is not expected to have a material impact on the Company's financial position as presently reported.


2. Change in accounting principle

    Effective January 1, 1998 the Company changed its method of revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates, resulting in the accrual of estimated unbilled revenue from sales of electricity through the end of the accounting period. This change is consistent with the way the Company has been recording electric revenue from its North Dakota customers since 1993 under an order from the North Dakota Public Service Commission. The cumulative effect of recording Minnesota and South Dakota unbilled revenue as of January 1, 1998, increased 1998 net income by $3,819,000 (net of income taxes of $2,545,000) or $0.16 per share. The effect on 1998 income of this accounting change, not including the cumulative effect, was an increase in net income of approximately $193,000 or $0.01 per share.

    If the Company had been recording Minnesota and South Dakota unbilled revenue in previous accounting periods, its reported electric revenue for 1997 would have been $203,778,000 and its reported net income would have been $31,540,000 or $1.25 per share for 1997.


3. Special charges

    In January 1998 the Company offered a voluntary early retirement program for all nonunion electric utility employees age 55 and over. Most of the cash costs of the program will be funded through the Company's pension plan. The Company recorded a noncash charge to operating expenses of $6,305,000 ($3,783,000 net-of-tax or $0.16 per share) in 1998 for special termination benefits and the recognition of previously unrecognized prior service costs related to pension and postretirement benefits.

    In March 1998 the Company recorded a noncash accounting charge related to the impairment of its Quadrant Co. (Quadrant) waste incineration plant. The impaired assets include buildings, machinery, and equipment used to burn waste. The revised carrying value of this group of assets was determined to be zero, which was calculated on the basis of discounted estimated future cash flows. The pre-tax noncash charge of $2,500,000 ($1,500,000 net-of-tax or $0.06 per share) pertaining to the write down included $248,000 for selling or disposal costs all of which was used toward the disposition of the plant. The recognition of this impairment is in accordance with the provisions of Statement of Financial
    Accounting Standards No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The $2,500,000 impairment loss was included in operating expenses under the caption of special charges and in operating income from other business operations on the Company's Statement of Income for the year ended December 31, 1998. In August 1999 the assets of the Quadrant plant were donated to the City of Perham, Minnesota.

    In the first quarter of 1998, as a result of an unfavorable court decision related to the construction of a rail spur intended to serve Big Stone Plant, the Company wrote off $717,000 ($430,000 net-of-tax or $0.02 per share) in capitalized project related costs.


4.  Business combinations, dispositions and segment information

    As discussed in note 3 above, during August 1999, the assets of the Quadrant plant were donated to the City of Perham, Minnesota.

    On September 1, 1999 the Company acquired the flatbed trucking operations of E. W. Wylie Corporation (Wylie). Wylie's annual revenues range from $18 to $19 million. The acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over net assets acquired of approximately $8 million is being amortized over 15 years. Wylie is located in Fargo, North Dakota and operates in 48 states and 6 Canadian provinces. The pro forma effect of the Wylie acquisition on 1999, 1998 and 1997 revenue, net income, or earnings per share was not significant.

    On October 1, 1999 the Company completed the sale of certain assets of the radio stations and video production company owned by KFGO, Inc. and the radio stations owned by Western Minnesota Broadcasting Company for $24.1 million. The gain after income tax was $8.1 million or $0.34 cents per share.

    Pro forma operating income for other business operations without Quadrant and the radio stations would have been $6,303,000 $1,543,000 and $3,953,000 in 1999, 1998, and 1997 respectively.

    On May 1, 1998 the Company acquired PAM Natural Gas, Inc. (PAM) for approximately $1.8 million in stock purchased on the open market. PAM is a Sioux Falls, South Dakota-based marketer of natural gas to commercial and institutional customers in Iowa, South Dakota, North Dakota and Minnesota. Upon acquisition PAM's name was changed to Otter Tail Energy Management Company. The PAM acquisition was accounted for under the purchase method. The pro forma effect of the PAM acquisition on 1998 and 1997 revenue, net income, or earnings per share was not significant.

    Effective November 1998 Mid-States Development, Inc., a subsidiary of the Company since 1989, changed its name to Varistar Corporation (Varistar). On January 1, 1999 the Company's telecommunications subsidiary, North Central Utilities, Inc. (NCU) merged with Varistar. Subsidiaries previously owned by NCU became wholly owned subsidiaries of Varistar.

    Segment information--The accounting policies of the segments are the same as those described in the note 1 - Summary of accounting policies. The Company's business operations are broken down into four segments based on products and services. Electric operations includes the electric utility only and is based in Minnesota, North Dakota, and South Dakota. Manufacturing operations is made up of businesses involved in the production of polyvinyl chloride pipe, agricultural equipment, frame-straightening equipment and accessories for the auto body shop industry, contract machining, and metal parts stamping and fabrication located primarily in the Upper Midwest. Health services operations consists of businesses involved in the sale, service, rental, refurbishing and operations of medical imaging equipment and the sale of related supplies and accessories to various medical institutions located in 23 states. Other business operations consists of businesses diversified in such areas as electrical and telephone construction contracting, transporta-tion, telecommunications, entertainment, and energy services and natural gas marketing. The electrical and telephone construction contracting companies, and energy services and natural gas marketing business operate primarily in the Upper Midwest. The telecommunications companies operate in central and northeast Minnesota and the transportation company operates in 48 states and 6 Canadian provinces. The Company evaluates the performance of its business segments and allocates resources to them based on earnings contribution and return on investment. Information for the business segments for 1999, 1998 and 1997 is presented in the table below.


                                       1999        1998        1997
                                     --------    --------    --------
                                              (in thousands)
    Operating revenue
     Electric                        $233,527    $227,477    $205,121
     Manufacturing                     93,411      87,434      83,174
     Health services                   69,312      69,412      66,859
     Other business operations         68,327      48,829      44,173
                                     --------    --------    --------
      Total                          $464,577    $433,152    $399,327

    Operating income
     Electric                        $ 47,234    $ 42,216    $ 44,966
     Manufacturing                      7,224       9,609       9,145
     Health services                    5,322       7,195       4,968
     Other business operations          7,586        (484)      4,135
                                     --------    --------    --------
      Total                          $ 67,366    $ 58,536    $ 63,214

    Depreciation and amortization
     Electric                        $ 21,782    $ 22,128    $ 21,442
     Manufacturing                        562         510         542
     Health services                      499         541         638
     Other business operations          2,577       2,634       2,914
                                     --------    --------    --------
      Total                          $ 25,420    $ 25,813    $ 25,536

    Capital expenditures
     Electric                        $ 20,136    $ 17,939    $ 26,603
     Manufacturing                      6,903       5,536       6,264
     Health services                      993       3,101       3,800
     Other business operations          4,647       2,713       5,306
                                     --------    --------    --------
      Total                          $ 32,679    $ 29,289    $ 41,973

    Identifiable assets
     Electric                        $524,012    $525,226    $526,679
     Manufacturing                     46,832      41,579      40,814
     Health services                   29,542      36,241      35,738
     Other business operations         80,402      52,566      52,210
                                     --------    --------    --------
      Total                          $680,788    $655,612    $655,441

    No single external customer accounts for 10 percent or more of the Company's revenues. Substantially all sales and long-lived assets of the Company are within the United States.


5.  Rate matters

    On October 6, 1999, the NDPSC approved a settlement agreement following an audit of the Company's electric operations in North Dakota. The effect of this settlement decreased 1999 earnings by approximately $441,000 after taxes or $0.02 per share. In addition as part of the settlement agreement, the Company filed a proposal for a performance-based ratemaking plan in 2000 and is required to refund to North Dakota customers any 1999 regulated electric operations earnings from North Dakota over a 12.5% return on equity. While the final decision on any potential refund relating to 1999 results lies with the NDPSC, the Company expects that any refund will not be significant.

    On July 1, 1995, the Company began charging all Minnesota customers a .5030 percent surcharge on their electric service statements for recovery of conservation-related costs exceeding the amount already included in base rates. On July 1, 1996, the rate was increased to 1.25 percent, on July 1, 1997, the rate was increased to 1.75 percent, on July 1, 1998, the rate was increased to 2.75 percent and on July 1, 1999, the rate was decreased to 1.5 percent. The conservation-related costs being recovered through the surcharge and in base rates include Conservation Improvement Program (CIP) expenditures, carrying charges on costs incurred in excess of costs currently being recovered, lost margins on avoided kilowatt-hour sales, and bonus incentives related to energy savings. The MPUC approved recovery of 1998, 1997, and 1996 lost margins and bonus incentives in 1999, 1998, and 1997, respectively. The Company recorded revenues related to 1998, 1997, and 1996 lost margins and financial incentives of $1,829,000, $1,931,000, and $1,266,000, respectively. As these costs are recovered through the monthly billing process, the amounts billed are offset by the amortization of deferred CIP charges. The Company did not record any estimated financial incentives for 1999.


6.  Common shares

    Stock incentive plan--During 1999, the Company's shareholders approved the 1999 Stock Incentive Plan (Incentive Plan). Under the Incentive Plan a total of 2,600,000 common shares are available for granting of stock awards. The Incentive Plan provides for the grant of options, performance awards, restricted stock, stock appreciation rights and other types of stock grants or stock-based awards. In 1999, the Company granted approximately 450,700 stock options and 2,298 shares of restricted stock under the Incentive Plan. The exercise price of the stock options is equal to the fair market value per share at the date of the grant. The options vest over a four-year period at the rate of 25 percent per year and will expire ten years after the date of the grant. Presented below is a summary of the stock options activity for 1999. No stock options were granted prior to 1999.

    Balance, December 31, 1998            --
                      Granted          450,700
                      Forfeited         (7,800)
                                       -------
    Balance, December 31, 1999         442,900

    The Company accounts for the Incentive Plan under APB 25. Unearned compensation relating to the options granted in 1999 is $301,000 at December 31, 1999, and is included as a reduction of common equity. Since none of the options had vested as of December 31, 1999, no compensation expense occurred under SFAS No. 123 and there was no impact on the Company's net income and earnings per share.

    The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions used to the grant

    Risk free interest rate       5.2%
    Expected dividend yield       5.0%
    Expected life                 7 years
    Expected volatility           19.29%
    Weighted average fair value   $2.79

    The effect of the stock options on the computation of diluted earnings per share was immaterial for 1999.

    Employee stock purchase plan--During 1999, the shareholders approved the Company's 1999 Employee Stock Purchase Plan (Purchase Plan). The Purchase Plan allows eligible employees to purchase the Company's common shares at 85 percent of the lower market price at either the beginning or the end of each six-month purchase period. A total of 400,000 common shares is available for purchase by employees under the Purchase Plan. For 1999 there was only one purchase period that was in effect from May 1 through December 31, 1999. During January 2000, 24,080 shares were purchased from the open market for the Purchase Plan. The purchase price per share paid by the employees was $15.96. The average price paid by the Company to purchase these shares was $19.36.

    Dividend reinvestment and share purchase plan--On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 2,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which permits shares purchased by shareholders, or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market. In June 1999, the Company began purchasing the common shares needed for this Plan from the open market instead of issuing new shares. Prior to this the Company had been issuing newly issued common shares: 89,238 shares were issued in 1999, 296,852 shares were issued in 1998, and 323,662 shares were issued in 1997.

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


7.  Retained earnings restriction

    The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 1999, were restricted by $9,667,000.


8.  Commitments

    At December 31, 1999, the electric utility had commitments under contracts in connection with construction programs aggregating approximately $4,211,000. For capacity and energy requirements the electric utility has agreements extending through 2004, at annual costs of approximately $10,977,000 in 2000, $12,591,000 in 2001, $12,791,000
    in 2002, $11,197,000 in 2003, and $11,411,000 in 2004.

    The electric utility also has several long-term coal contracts in which it is responsible for making payment only upon the delivery of the coal. The risk of loss from nonperformance of the contracts is considered nominal because of the availability of other suppliers and the expected continued reliability of the current fuel suppliers. Furthermore, the cost of energy adjustment provision in the rate-making process lessens the risk of loss (in the form of increased costs) from market price changes because it assures recovery of almost all fuel costs.

    In 1999, the Company entered into a 5-year operating lease for 120 used hopper rail cars for transporting coal to the Hoot Lake Plant. These cars began transporting coal to the Hoot Lake Plant in July 1999. In November 1997 Varistar's medical imaging services subsidiary entered into a sale/leaseback transaction whereby $16,000,000 of diagnostic medical equipment was sold and leased back under two operating leases with terms of three and four years. The amounts of future operating lease payments are as follows:

                                     Electric    Diversified
                                     utility      companies    Total
                                     --------    -----------  -------
                                               (in thousands)
            2000                      $1,362      $12,106     $13,468
            2001                       1,299       10,242      11,541
            2002                       1,299        6,333       7,632
            2003                       1,299        3,507       4,806
            2004                       1,072          175       1,247
            Later years                2,885           --       2,885

    Rent expense was $14,233,000, $13,016,000, and $6,714,000 for 1999,
    1998, and 1997, respectively.


9.  Long-term obligations

    Preferred shares--The $6.35 cumulative preferred shares are redeemable in whole or in part at the option of the Company after December 1, 1999, at $101.905, declining linearly to $100.00 at December 31, 2002. The aggregate requirement of cumulative preferred shares subject to mandatory redemption outstanding at December 31, 1999 for the next five years is $900,000 each year for 2002-2004.

    During 1999, the Company redeemed all of its outstanding $9.00 exchangeable cumulative preferred stock at par in an exchange for 227,952 shares of common stock, purchased on the open market, and $547,000 in cash.

    Long-term debt--All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control series to secure payment of a like principal amount of revenue bonds that were issued by local governmental units to finance facilities leased or purchased and that the Company has capitalized. Varistar's ten-year term note and credit line borrowings are secured by a pledge of all of the common stock of the companies owned by Varistar. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 1999, for each of the next five years are $5,947,000 for 2000, $5,611,000 for 2001, $26,231,000
    for 2002, $4,700,000 for 2003, and $4,697,000 for 2004.


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

    Net periodic pension cost for 1999, 1998, and 1997 includes the following components:
                                                  1999       1998       1997
                                                --------   --------   --------
                                                        (in thousands)
Service cost--benefit earned during the period  $ 3,080    $ 2,319    $ 2,385
Interest cost on projected benefit obligation     8,150      7,823      7,131
Expected return on assets                       (12,159)   (10,988)    (9,036)
Amortization of transition asset                   (235)      (235)      (235)
Amortization of prior-service cost                1,287      1,069        980
Amortization of net gain                           (149)      (344)      (121)
                                                 ------     ------     ------
Net periodic pension cost                       $   (26)    $ (356)    $1,104
1998 early retirement and curtailment                --      4,026         --
                                                 ------     ------     ------
Total                                           $   (26)    $3,670     $1,104
                                                 ======     ======     ======

    The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash, and cash equivalents.

    The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 1999 and a statement of the funded status as of December 31 of both years:

                                                    1999            1998
                                                  --------        --------
                                                       (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                         $128,505        $107,357
  Service cost                                       3,080           2,319
  Interest cost                                      8,150           7,823
  Actuarial (gain)/loss                            (18,025)         13,924
  Benefit payments                                  (7,265)         (6,813)
  1998 early retirement and curtailment                 --           3,895
                                                  --------        --------
  Obligation at December 31                       $114,445        $128,505
                                                  ========        ========

Reconciliation of fair value of plan assets:
  Fair value of plan assets at January 1          $150,026        $137,560
  Actual return on plan assets                      16,613          19,054
  Pension purchase options rollovers                   181             225
  Benefit payments                                  (7,265)         (6,813)
                                                  --------        --------
  Fair value of plan assets at December 31        $159,555        $150,026
                                                  ========        ========

Funded status:
  Funded status at December 31                    $ 45,110        $ 21,521
  Unrecognized transition asset                       (545)           (780)
  Unrecognized prior-service cost                   11,461           9,393
  Unrecognized net actuarial gain                  (57,040)        (31,174)
                                                  --------        --------
  Net amount recognized                           $ (1,014)      $  (1,040)
                                                  ========        ========

    The following table provides the amounts recognized in the statement of financial position as of December 31 of both years:
                                                    1999          1998
                                                  --------      --------
                                                      (in thousands)

Accrued benefit liability                         $ (1,014)     $ (1,040)


    The assumptions used for actuarial valuations were:
                                                    1999          1998
                                                  --------      --------
Discount rate                                       7.75%         6.50%
Rate of increase in future compensation level       4.25%         4.25%
Long-term rate of return on assets                  9.50%         9.50%

    In addition to providing pension benefits to all electric utility employees, the Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees on their retirements or to their beneficiaries on their death for a 15-year period. Life insurance carried on the plan participants is payable to the Company upon the employee's death. There are no plan assets in this nonqualified benefit plan due to the nature of the plan.

Net periodic pension cost for 1999, 1998, and 1997 includes the following components:
                                                   1999       1998       1997
                                                 --------   --------   --------
                                                           (in thousands)
Service cost--benefit earned during the period   $  (99)    $  (88)    $ (140)
Interest cost on projected benefit obligation       569        521        475
Amortization of transition obligation                17         18         20
Amortization of prior service cost                  106        111        127
Recognized net actuarial loss                        47        ---        ---
                                                 ------     ------     ------
Net periodic pension cost                        $  640     $  562     $  482
1998 early retirement and curtailment                --      1,413         --
                                                 ------     ------     ------
Total                                            $  640     $1,975     $  482
                                                 ======     ======     ======

    The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 1999 and a statement of the funded status as of December 31 of both years:

                                                   1999            1998
                                                 --------        --------
                                                       (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                        $  9,071        $  6,964
  Service cost                                        (99)            (88)
  Interest cost                                       569             521
  Plan amendments                                   1,618              --
  Actuarial (gain)/loss                              (318)            807
  Benefit payments                                   (429)           (273)
  1998 early retirement and curtailment                --           1,140
                                                 --------        --------
  Obligation at December 31                      $ 10,412        $  9,071
                                                 ========        ========

Funded status:
  Funded status at December 31                  $ (10,412)       $ (9,071)
  Unrecognized transition obligation                   17              34
  Unrecognized prior-service cost                   2,785           1,273
  Unrecognized net actuarial loss                   1,057           1,422
                                                 --------        --------
  Net amount recognized                          $ (6,553)       $ (6,342)
                                                 ========        ========

    The following table provides the amounts recognized in the statement of financial position as of December 31 of both years:

                                                   1999            1998
                                                 --------        --------
                                                       (in thousands)
Accrued benefit liability                       $  (8,486)       $ (7,649)
Intangible asset                                    1,933           1,307
                                                 --------        --------
Net amount recognized                           $  (6,553)       $ (6,342)
                                                 ========        ========

The assumptions used for actuarial valuations were:
                                                      1999          1998
                                                    --------      --------
Discount rate                                         7.75%         6.50%
Rate of increase in future compensation level         4.00%         5.00%


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

    The net periodic postretirement benefit cost for 1999, 1998, and 1997 includes the following components:

                                                   1999       1998      1997
                                                 --------   --------  -------
                                                          (in thousands)

Service cost - benefit earned during the period   $  753     $  563    $  578
Interest cost on accumulated postretirement
    benefit obligation                             1,432      1,281     1,159
Amortization of transition obligation                748        748       748
Amortization of prior service cost                   111         --        --
Amortization of net gain                              --       (209)     (251)
                                                  ------     ------    ------
Net periodic postretirement benefit cost          $3,044     $2,383    $2,234
1998 early retirement and curtailment                 --        954        --
                                                  ------     ------    ------
Total                                             $3,044     $3,337    $2,234
                                                  ======     ======    ======


   The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 1999 and a statement of the funded status as of December 31 of both years:

                                                    1999            1998
                                                  --------        --------
                                                       (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                         $ 23,628       $ 17,707
  Service cost                                         753            563
  Interest cost                                      1,432          1,281
  Actuarial (gain)/loss                             (4,444)         4,726
  Benefit payments                                  (1,555)        (1,412)
  Participant premium payments                         437            492
  1998 early retirement and curtailment                 --            271
                                                  --------       --------
  Obligation at December 31                       $ 20,251       $ 23,628
                                                  ========       ========

Funded status:
  Funded status at December 31                    $(20,251)      $(23,628)
  Unrecognized transition obligation                 9,726         10,474
  Unrecognized prior service cost                      596             --
  Unrecognized (gain) loss                          (4,348)           802
                                                  --------       --------
  Net amount recognized                           $(14,277)      $(12,352)
                                                  ========        ========

   The amounts recognized in the statement of financial position as of December 31 of both years:

                                                    1999            1998
                                                  --------        --------
                                                       (in thousands)
Accrued benefit liability                         $(14,277)      $(12,352)

    The assumed health-care cost-trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1999, was 7.0 percent for 2000, decreasing linearly each successive year until it reaches 5.0 percent in 2003, after which it remains constant. The assumed health-care cost-trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1998, was 7.5 percent for 1999, decreasing linearly each successive year until it reaches 5.0 percent in 2003, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1999 and 1998, was 7.75 percent and
    6.5 percent, respectively.

    Assumed health-care cost-trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health-care cost-trend rates for 1999 would have the following effects:

                                                      1 percent    1 percent
                                                       increase     decrease
                                                      ---------    ---------
Effect on total of service and interest                  (in thousands)
    cost components                                    $   399     $   (332)
Effect on the postretirement benefit obligation        $ 1,637     $ (3,194)

    The Company has a leveraged employee stock ownership plan (ESOP) for the benefit of all its electric utility employees. Contributions made by the Company were $1,110,000 for 1999, $1,078,000 for 1998, and $1,055,000 for
    1997.


11. Compensating balances and short-term borrowings

    The Company maintains formal bank lines of credit for its electric utility operations separate from lines and letters of credit maintained by the diversified companies. The lines of credit make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes. At December 31, 1999, the Company maintained no compensating balances to support formal bank lines of credit. The Company's bank lines of credit for electric utility operations totaled $18,000,000, none of which was used at December 31, 1999. The diversified companies' bank lines and letters of credit, which require no compensating balances, totaled $14,725,000, none of which was used at December 31, 1999.


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


                                                1999                    1998
                                     ----------------------    ---------------------
                                                      (in thousands)
                                      Carrying      Fair        Carrying      Fair
                                       amount       value        amount       value
                                      --------    --------      --------    --------
Cash and short-term investments      $  24,762   $  24,762     $   3,919   $   3,919
Other investments                       19,502      19,502        20,612      20,612
Redeemable preferred stock             (18,000)    (17,650)      (18,000)    (19,252)
Long-term debt                        (176,437)   (176,677)     (181,046)   (203,789)


    The Company's marketable securities are included in investments on the balance sheet and are classified as available for sale. These securities are recorded at fair value with any unrealized gain or loss included in accumulated other comprehensive income in the equity section of the balance sheet net of deferred income taxes of $210,000 at year-end 1998. Realized gains and losses are computed on each specific investment sold. The amounts recognized on the balance sheet as of December 31, 1999 and 1998, and amounts sold for each year are as follows:

                                                     1999         1998
                                                   --------     --------
    Available for sale - securities                    (in thousands)
          Cost                                     $    --     $    83
          Gross unrealized gain                         --         507
                                                  --------     -------
            Fair value                             $    --     $   590
                                                  ========     =======

          Proceeds from sale                      $  1,566     $    --
          Gross realized gains                       1,483          --


13. Property, plant, and equipment                       1999         1998
                                                       --------     --------
                                                   (December 31, in thousands)
    Electric plant:
      Production                                       $309,761      $309,109
      Transmission                                      151,581       143,822
      Distribution                                      242,130       234,671
      General                                            75,565        83,285
                                                        -------       -------
        Electric plant                                  779,037       770,887
     Less accumulated depreciation and amortization     342,915       332,315
                                                        -------       -------
       Electric plant net of accumulated depreciation   436,122       438,572
     Construction work in progress                       10,979        10,495
                                                        -------       -------
       Net electric plant                              $447,101      $449,067
                                                        -------       -------
     Diversified operations plant                      $ 99,558      $ 89,094
     Less accumulated depreciation and amortization      43,703        37,975
                                                        -------       -------
      Net diversified operations plant                 $ 55,855      $ 51,119
                                                        -------       -------

         Net plant                                     $502,956      $500,186
                                                        =======       =======

14. Income taxes

    The total income tax expense differs from the amount computed by applying the federal income tax rate (35 percent in 1999, 1998 and 1997) to net income before total income tax expense for the following reasons:

                                                     1999       1998       1997
                                                   --------   --------   --------
                                                            (in thousands)
Tax computed at federal statutory rate              $24,112    $18,272    $16,329
Increases (decreases) in tax from:
  State income taxes net of federal income tax
   benefit                                            2,607      2,665      2,224
  Investment tax credit amortization                 (1,186)    (1,186)    (1,186)
  Depreciation differences--flow-through
   method reversal                                       82      1,133        408
  Differences reversing in excess of federal rates     (466)    (1,639)      (994)
  Dividend received/paid deduction                     (667)      (643)      (620)
  Affordable housing tax credits                     (1,393)    (1,330)    (1,057)
  Permanent and other differences                       826        413       (796)
                                                    -------    -------     -------
        Total income tax expense                    $23,915    $17,685     $14,308
                                                    =======    =======     =======

Overall effective federal and state income tax rate    34.7%     33.9%       30.7%

Income tax expense includes the following:
  Charges (credits) related to operations:
   Current federal income taxes                     $25,823    $20,198     $17,123
   Current state income taxes                         5,182      4,182       3,300
   Deferred federal income taxes                     (3,336)    (4,085)     (3,410)
   Deferred state income taxes                         (450)      (206)       (205)
   Investment tax credit amortization                (1,186)    (1,186)     (1,186)
                                                    -------     -------     -------
     Total                                          $26,033    $18,903     $15,622

  Charges (credits) related to other income
  and deductions:
   Current federal income taxes                        (459)      (280)       (645)
   Affordable housing tax credits                    (1,393)    (1,330)     (1,057)
   Current state income taxes                          (145)        (9)         19
   Deferred federal and state income taxes             (121)       401         369
                                                    -------    -------     -------
     Total income tax expense                       $23,915    $17,685     $14,308
                                                    =======    =======     =======

   The Company's deferred tax assets and liabilities were composed of the following on December 31, 1999 and 1998:
                                                        1999         1998
                                                     --------     --------
                                                         (in thousands)
   Deferred tax assets
    Amortization of tax credits                      $ 10,601     $ 11,497
    Vacation accrual                                    1,286        1,202
    Unearned revenue                                    1,563        1,844
    Operating reserves                                 11,093       10,026
    Differences related to property                     2,392        2,209
    Transfer to regulatory asset                           --          124
    Transfer to regulatory liability                      496           --
    Other                                               1,353          991
                                                     --------     --------
     Total deferred tax assets                      $  28,784    $  27,893
                                                     --------     --------

   Deferred tax liabilities
    Differences related to property                  (106,976)    (108,968)
    Transfer to regulatory asset                       (4,110)      (3,744)
    Other                                              (2,547)      (3,415)
                                                     --------     --------
      Total deferred tax liabilities                $(113,633)   $(116,127)
                                                     --------     --------
       Deferred income taxes                        $ (84,849)   $ (88,234)
                                                     ========     ========

15. Subsequent Events

    Effective January 1, 2000, the Company through Varistar acquired the assets and operations of Vinyltech Corporation (Vinyltech) located in Phoenix, Arizona. Vinyltech is a manufacturer of PVC pipe and produces approximately 90 million pounds of pipe annually. Annual revenues for 1999 were approximately $41 million. The acquisition will be accounted for using the purchase method of accounting. The excess of the purchase price over the net assets acquired of approximately $22 million will be amortized over 15 years. Vinyltech sells PVC pipe in Arizona, California, Nevada and other southwestern states.

    On January 31, 2000, the Company's board of directors declared a two-for-one common stock split to be effected in the form of a 100 percent stock dividend payable on March 15, 2000 to holders of record on February 15, 2000. Accordingly, 1999 balances reflect the stock split with an increase in common shares of $59,625,000 and reductions in premium on common shares and retained earnings of $41,760,000 and $17,865,000, respectively. All stock options, share and per-share data has been restated to reflect the stock split.



16. Quarterly information (unaudited)



                                                                        Three Months Ended
                                          March 31                June 30                September 30             December 31
                                    --------------------    --------------------     --------------------    -------------------
                                      1999        1998        1999        1998         1999        1998        1999       1998
                                    --------    --------    --------    --------     --------    --------    --------   --------
                                                              (in thousands except per share data)

Operating revenues                   $111,485     $97,143    $112,397    $107,470     $123,619    $112,831    $117,076   $115,708
Operating income                     $ 17,688     $ 5,736    $ 14,604    $ 14,948     $ 18,861    $ 18,227    $ 16,213   $ 19,625
Income before cumulative effect
 of change in accounting principle   $  9,249     $ 1,939          --         --            --         --            --        --
Cumulative effect of change in
 accounting principle -net-of-tax    $     --     $ 3,819          --         --            --         --            --        --
                                     --------     -------
Net income                           $  9,249     $ 5,758    $  7,146    $ 8,015      $ 10,380    $  9,877    $ 18,202   $ 10,870
Earnings available for common shares $  8,659     $ 5,168    $  6,557    $ 7,426      $  9,801    $  9,287    $ 17,732   $ 10,281

Basic and diluted earnings per share
 Before cumulative effect of change
  in accounting principle            $   .36      $  .06           --         --           --          --          --          --
 Cumulative effect of change in
  accounting principle               $   --       $  .16           --         --           --          --          --          --
                                     --------     -------
Basic and diluted earnings per share $  .36       $  .22      $   .28     $  .32       $  .41     $   .39     $   .74     $   .43
Dividends paid per common share      $  .2475     $  .24      $   .2475   $  .24       $  .2475   $   .24     $   .2475   $   .24

Price range:
    High                             $22 3/8      $19 3/8     $21 3/16    $18 7/8      $22 3/4    $20 3/8     $22 25/32   $21 3/8
    Low                              $17          $18         $19         $15 1/16     $19        $17 1/2     $18 3/4     $18 1/2

Average number of common shares
    outstanding                      23,780       23,481      23,845      23,554       23,850     23,637      23,851      23,710

The fourth quarter of 1999 includes a $14.5 million ($8.1 million net-of-tax) gain from the sale of the radio station assets.

In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates resulting in the recognition of $6,364,000
($3,819,000 net-of-tax) in unbilled revenue. The first quarter of 1998 also reflects the recording of special charges related to the voluntary early retirement program, Quadrant Co. asset impairment and the write-off of the Big Stone plant rail spur project.
---------------------------------------------------------------------------------------------------------------------------------


Stock Listing
--------------

Otter Tail common stock is traded on The Nasdaq Stock Market.
(Nasdaq: National Association of Securities Dealers Automated Quotation.)