Form 10-K405, Exhibit 13
period 2000-12-31
OTTER TAIL POWER CO
filed 2001-03-27
CIK 75129

Exhibit 13-A


SELECTED CONSOLIDATED FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------------------------
                                                2000      1999 (1)    1998 (2)      1997        1996       1995        1990
                                              --------    --------    --------    --------    --------   --------    --------
                                                 (thousands, except number of shareholders and per-share data)
REVENUES
Electric                                      $262,279    $233,527    $227,477    $205,121    $199,345    $203,925    $172,339
Plastics                                        83,583      32,323      24,946      24,953      22,049       4,569           -
Manufacturing                                   68,638      61,088      62,488      58,221      42,519      34,121           -
Health services                                 66,772      69,312      69,412      66,859      61,697      50,896           -
Other business operations                       78,173      68,327      48,829      44,173      45,323      32,818       8,009
                                              --------    --------    --------    --------    --------    --------    --------
   Total operating revenues                   $559,445    $464,577    $433,152    $399,327    $370,933    $326,329    $180,348

SPECIAL CHARGES                               $      -    $      -    $  9,522    $      -    $      -    $      -    $      -
CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE     $      -    $      -    $  3,819    $      -    $      -    $      -    $      -
NET INCOME                                    $ 40,224    $ 44,977    $ 34,520    $ 32,346    $ 30,624    $ 28,945    $ 24,852
CASH FLOW FROM OPERATIONS                     $ 60,280    $ 78,325    $ 63,959    $ 69,398    $ 68,611    $ 58,077    $ 46,681
CAPITAL EXPENDITURES                          $ 44,035    $ 32,679    $ 29,289    $ 41,973    $ 64,823    $ 37,134    $ 27,137
TOTAL ASSETS                                  $722,115    $680,788    $655,612    $655,441    $669,704    $609,196    $477,224
LONG-TERM DEBT                                $191,493    $176,437    $181,046    $189,973    $163,176    $168,261    $135,186
REDEEMABLE PREFERRED                          $ 18,000    $ 18,000    $ 18,000    $ 18,000    $ 18,000    $ 18,000    $ 13,705
BASIC EARNINGS PER SHARE (3) (5)              $   1.61    $   1.79    $   1.36    $   1.29    $   1.23    $   1.19    $   0.99
DILUTED EARNINGS PER SHARE (3) (5)            $   1.60    $   1.79    $   1.36    $   1.29    $   1.23    $   1.19    $   0.99
RETURN ON AVERAGE COMMON EQUITY                   15.3%       18.4%       15.0%       14.9%       14.9%       14.8%       14.5%
DIVIDENDS PER COMMON SHARE  (5)               $   1.02    $   0.99    $   0.96    $   0.93    $   0.90    $   0.88    $   0.78
DIVIDEND PAYOUT RATIO                               64%         55%         71%         72%         73%         74%         78%
COMMON SHARES OUTSTANDING - YEAR END (5)         23,853      23,850      23,759      23,462      23,072      22,360      22,445
NUMBER OF COMMON
  SHAREHOLDERS (4)                               14,103      13,438      13,699      13,753      13,829      13,933      13,984
--------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) During 1999 radio station assets were sold for a net gain of $8.1 million or 34 cents per share.
(2) In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of
    Minnesota and South Dakota from meter-reading dates to energy-delivery dates.  Basic and diluted earnings per share includes 16 cents per share related to the cumulative effect of the change in accounting principle.
(3) Based on average number of shares outstanding.
(4) Holders of record at year end.
(5) Common shares outstanding and per-share data reflect the effect of the two-for-one stock split effective,
    March 15, 2000.


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


LIQUIDITY:

Liquidity is the ability to generate adequate amounts of cash to meet the Company's short-term and long-term operating needs. The Company's liquidity is a function of its capital expenditures and debt service requirements, its net internal cash generation, and its access to long-term securities markets and credit facilities for external capital.

The Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios and strong bond ratings, implementing cost-containment programs, investing in projects that provide returns in excess of the Company's weighted average cost of capital, and implementing sound tax-planning strategies.

Cash provided by operating activities of $60.3 million, as shown on the Consolidated Statement of Cash Flows for the year ended December 31, 2000, combined with cash on hand of $24.8 million at December 31, 1999, allowed the Company to pay dividends, meet sinking fund payment requirements, finance capital expenditures and partially fund acquisitions.

The Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet sinking fund payments on First Mortgage Bonds and preferred stock redemption requirements in the next five years and to provide for its estimated 2001 through 2005 consolidated capital expenditures. Additional short-term or long-term financing will be required in the period 2001 through 2005 for the maturity of long-term debt, in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares, or for other corporate purposes.


CAPITAL REQUIREMENTS:

The Company's consolidated capital requirements include replacement of technically obsolete or worn-out equipment, new equipment purchases, and plant upgrades to accommodate anticipated growth. The electric segment has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and to provide reliable service. The construction program is subject to review and is revised annually in light of changes in demands for energy, availability of energy within the power pool, cost of capacity charges relative to cost of new generation, environmental laws, regulatory changes, technology, the costs of labor, materials and equipment, and the Company's consolidated financial condition.

Consolidated capital expenditures for the years 2000, 1999, and 1998 were $44.0 million, $32.7 million, and $29.3 million, respectively. The estimated capital expenditures for 2001 are $40 million, and the total capital expenditures for the five-year period 2001 through 2005 are expected to be approximately $203 million. The breakdown of 2000 actual and 2001 through 2005 estimated capital expenditures by segment is as follows:

                                        2000      2001      2001-2005
                                        ----      ----      ---------
                                              (in millions)
      Electric utility                  $ 23      $ 31        $148
      Plastics                             3         3          15
      Manufacturing                        8         2          19
      Health services                      3         1           2
      Other business operations            7         3          19
                                        ----      ----        ----
            Total                       $ 44      $ 40        $203
                                        ====      ====        ====

In addition to these capital requirements, funds totaling approximately
$72 million will be needed during the five-year period 2001 through 2005 to retire First Mortgage Bonds and other long-term obligations at maturity (including sinking fund payments for First Mortgage Bonds and preferred stock redemption requirements).


CAPITAL RESOURCES:

Financial flexibility is provided by unused lines of credit, strong financial coverages and credit ratings, and alternative financing arrangements such as leasing.

As of December 31, 2000, the Company had $1.3 million in cash and cash equivalents and $38 million in unused lines of credit. Bank lines of credit are a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed. In addition to the formal bank lines, the Company can issue commercial paper. The subsidiaries' notes and credit lines are secured by a pledge of all of the common stock of the subsidiaries. (See note 11 to consolidated financial statements.)

The Company's fixed charge coverage ratio after taxes was 3.8x for 2000 compared to 4.7x for 1999, and the long-term debt interest coverage ratio before taxes was 4.8x for 2000, compared to 6.1x for 1999. The decrease in the ratios between years is due to the after-tax gain on the sale of the radio stations being included in the 1999 calculation. During 2001 the Company expects these coverages to remain similar to 2000.

The Company's credit ratings affect its access to the capital market. The current credit ratings for the Company's First Mortgage Bonds at December 31, 2000, which remain unchanged from 1999, are as follows:

     Moody's Investors Service             Aa3
     Fitch                                 AA
     Standard and Poor's                   AA-

The Company's disclosure of these security ratings is not a recommendation to buy, sell, or hold its securities.


Results of operations:
                             Electric operations

Otter Tail Power Company provides electrical service to more than 126,000 customers in a service territory exceeding 50,000 square miles.

                                               2000        1999        1998
                                             --------    --------    --------
                                                      (in thousands)
Operating revenues                           $262,279    $233,527    $227,477
Production fuel                                38,546      36,839      34,234
Purchased power                                66,121      44,190      40,609
Other operation and maintenance expenses       76,150      73,308      70,584
Depreciation and amortization                  22,218      21,782      22,128
Property taxes                                  9,976      10,174      10,684
Special charges                                    --          --       7,022
                                             --------    --------    --------
Operating income                             $ 49,268    $ 47,234    $ 42,216
                                             ========    ========    ========

             (bar graph of information in following table)

                     Electric operating income
                            (millions)
                     -------------------------
                         1998        $42.2
                         1999        $47.2
                         2000        $49.3

             (end of graph)

The 12.3 percent increase in electric operating revenues for 2000, compared to 1999 is due to a $19.8 million increase in power pool revenues, a $7.2 million increase in retail revenues, and a $1.8 million increase in other electric revenues. Increased wholesale prices along with increased demand contributed to the increase in revenues from power pool sales. Power pool kilowatt-hour
(kwh) sales increased 27.8 percent. The electric utility was well positioned to capitalize on sales into a robust wholesale energy market in 2000 due to excellent plant availability when on-peak power prices were high. A 3.5 percent increase in retail kwh sales due primarily to much colder weather during November and December of 2000 compared to the same months in 1999, was the main contributor to the $7.2 million increase in retail electric sales revenues. Retail revenue per kwh sold increased 0.4 percent due to an increase in cost of energy revenues between 2000 and 1999. The $1.8 million increase in other electric segment revenues is due mainly to an increase in transmission service revenues combined with the proceeds from the sale of an algorithm concept developed by the utility to facilitate customer choice in a competitive retail electric market.

Electric operating revenues increased 2.7 percent in 1999, compared to 1998, due to a $16.1 million increase in power pool revenues offset by a $5.5 million decrease in retail revenues and a $4.6 million decrease in other electric revenues. Hot summer weather during 1999 in the Midwest and North Central regions of the United States, combined with increased emphasis on power marketing efforts and increased generation at the Company's plants, contributed to the increase in power pool revenues. Reductions in kwh sales to industrial customers, particularly pipeline customers, combined with lower revenue per retail kwh for 1999 compared to 1998 contributed to the decrease in retail revenues. The reduction in revenue per retail kwh primarily was due to a reduction in cost of energy revenues. Other electric revenues decreased $4.6 million primarily as a result of a reduction in electrical contract work done for other utilities, combined with the Company's decision not to record 1999 Minnesota Conservation Improvement Program (CIP) financial incentives until approved by the Minnesota Public Utilities Commission (MPUC).

The 4.6 percent increase in production fuel expense in 2000 compared to 1999 resulted from a $3.6 million increase in fuel costs at the generating plants offset by a $1.9 million reduction in fuel costs due to the arbitration settle-ment with Knife River Coal Mining Company. (See note 5 to consolidated financial statements for more information on the arbitration settlement.) The increase in fuel costs at the generating plants reflects a 7.9 percent increase in the fuel cost per kwh generated combined with a 1.8 percent increase in kwh generated. The increase in fuel cost per kwh generated is due to slightly higher coal costs at one of the utility's generating plants and significantly higher fuel costs at the utility's combustion turbines.
Purchased power expense increased 49.6 percent as a result of a 28.5 percent increase in the volume of electricity purchased combined with a 16.4 percent increase in the cost per kwh purchased. The additional electricity purchased and generated was needed to provide for increased retail and power pool sales discussed above. The increase in cost per kwh purchased is a function of increased demand in the wholesale energy market and a general increase in electricity usage nationwide without a commensurate increase in generation.

Production fuel expense increased 7.6 percent in 1999 due to a 10.8 percent increase in kwh generated, offset by a 2.5 percent decrease in the fuel cost per kwh generated at the Company's coal-fired generating plants. The reduction in fuel cost per kwh generated is a result of a settlement with Knife River Coal Mining Company, which reduced the price of coal at Coyote Station. The
8.8 percent increase in purchased power expense in 1999 is directly related to a 43.6 percent increase in power pool kwh sales. The increase in power pool sales also drove the increase in kwhs generated at the Company's steam generating units.

Other electric operation and maintenance expenses for 2000 compared to 1999, increased 3.9 percent. This increase is due to additional expenses related to employee benefits, customer service enhancements and maintenance on generating plants, transmission, and distribution lines. Included in this increase are credits related to pension cost and the arbitration settlement that recovered previously recorded arbitration expenses. (See note 5 to consolidated financial statements.)

The 3.9 percent increase in other electric operation and maintenance expenses for 1999 compared to 1998 primarily is due to the recording of expenses related to employee incentive programs and increased expenditures for transmission and distribution system line maintenance to enhance service reliability. These increases were offset by a reduction in material and supplies expenses due to less contracted work for other utilities during 1999 and no major overhaul work performed at the Company's generating plants in 1999.

Depreciation and amortization expense for 2000 compared to 1999 increased 2.0 percent due to an increase in depreciable plant base as a result of recent capital expenditures. The 1.6 percent decrease in depreciation and amortization expense for 1999 compared to 1998 is due to a decrease in depreciation rates offset by an increase in plant in service.

The 1.9 percent decrease in property taxes for 2000 compared to 1999 is due to a general decline in mill rates for 2000. Property taxes decreased 4.8 percent in 1999 compared to 1998 due to reductions in Minnesota property taxes as a result of legislative action affecting commercial and industrial property class rates for 1999 and changes in the formula funding for schools.

Special charges incurred in 1998 of $7.0 million represent two items related to electric operations: (1) a noncash charge of $6.3 million associated with the Company's voluntary early retirement program and (2) the write-off of $717,000 in accumulated costs related to a rail spur project at Big Stone Plant. (See note 3 to consolidated financial statements.)


                               Plastics operations

Plastics operations consist of businesses involved in the production of polyvinyl chloride (PVC) pipe in the Upper Midwest and Southwest regions of the United States. On January 1, 2000, the Company acquired the assets and operations of Vinyltech Corporation (Vinyltech). (See note 4 to consolidated financial statements.)

                                    2000        1999        1998
                                  --------    --------    --------
                                           (in thousands)
     Operating revenues           $83,583     $32,323     $24,946
     Cost of goods sold            66,653      25,312      19,760
     Operating expenses             8,163       3,626       3,217
                                  -------     -------     -------
     Operating income             $ 8,767     $ 3,385     $ 1,969
                                  =======     =======     =======

             (bar graph of information in following table)

                     Plastics operating income
                            (millions)
                     -------------------------
                         1998        $2.0
                         1999        $3.4
                         2000        $8.8

             (end of graph)

The acquisition of Vinyltech on January 1, 2000, is the primary driver behind the increases in operating revenues, cost of goods sold, operating expenses and operating income for 2000 compared to 1999. Strong demands within the PVC pipe industry combined with higher sales prices per pound during the first half of the year also led to increased pipe revenues. The average sales price per pound of pipe between the periods increased 27.3 percent. During the second half of the year there was a significant softening in demand for PVC product lines as PVC pipe prices decreased. The reduction in short-term demand was due in part to our distributors' reluctance to purchase pipe for inventory while pipe prices were declining. The general slowing of the economy also reduced the demand for pipe.

The gross margin percentage is sensitive to PVC raw material resin prices and the demand for PVC pipe. Historically, when resin prices are rising or stable, margins and sales volume have been higher and when resin prices are falling, sales volumes and margins have been lower. Gross margins also decline when the supply of PVC pipe increases faster than demand. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages or assume that historical trends will continue.

The increases in operating revenues, cost of goods sold, and operating expenses in 1999 compared to 1998 are due to a 21 percent increase in pounds of pipe sold. The average sales price per pound of pipe sold increased 7 percent between the periods.


                             Manufacturing operations

Manufacturing operations are made up of businesses involved in the production of wind towers, agricultural equipment, frame-straightening equipment and accessories for the auto body shop industry, contract machining, and metal parts stamping and fabricating.

                                    2000        1999        1998
                                  --------    --------    --------
                                           (in thousands)
     Operating revenues           $68,638     $61,088     $62,488
     Cost of goods sold            52,583      46,178      44,630
     Operating expenses            11,378      11,071      10,218
                                  -------     -------     -------
     Operating income             $ 4,677     $ 3,839     $ 7,640
                                  =======     =======     =======

             (bar graph of information in following table)

                     Manufacturing operating income
                              (millions)
                     ------------------------------
                           1998        $7.6
                           1999        $3.8
                           2000        $4.7


             (end of graph)

Manufacturing operations operating revenues increased 12.4 percent during 2000 compared to 1999 due primarily to a $10.6 million increase in sales at the subsidiaries involved in metal stamping offset by a $4.8 million decrease in operating revenues from the agricultural equipment manufacturer. The 2.2 percent decrease in manufacturing operating revenues during 1999 compared to 1998 was the result of decreased revenues from manufacturing agriculture-related equipment offset by increased sales of stamped metal parts and frame-straightening equipment.

The 13.9 percent increase in cost of goods sold for manufacturing operations in 2000 compared to 1999 closely follows the increase in sales volumes of stamped metal parts offset by the sales reduction at the agricultural equipment manufacturer. Cost of goods sold increased 3.5 percent during 1999 due to the increase in sales volumes of stamped metal parts. The 2.8 percent increase in operating expenses during 2000 compared to 1999 primarily is due to an increase of operating costs at the subsidiary that manufactures products for the auto body industry. Operating expenses increased 8.3 percent during 1999 compared to 1998 primarily due to increases in sales expenses.


                              Health services operations

Health services operations include businesses involved in the sale, service, rental, refurbishing, and operation of medical imaging equipment and the sale of related supplies and accessories to various medical institutions. In June 2000 the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. (PXE) (See note 4 to consolidated financial statements.)

                                    2000        1999        1998
                                  --------    --------    --------
                                            (in thousands)
     Operating revenues           $66,772     $69,312     $69,412
     Cost of goods sold            50,846      55,464      53,473
     Operating expenses             9,694       8,526       8,744
                                  -------     -------     -------
     Operating income             $ 6,232     $ 5,322     $ 7,195
                                  =======     =======     =======

             (bar graph of information in following table)

                     Health services operating income
                               (millions)
                     --------------------------------
                           1998        $7.2
                           1999        $5.3
                           2000        $6.2


             (end of graph)

The 3.7 percent decrease in operating revenues for health services for 2000 compared to 1999 is the result of decreased dealer sales. Offsetting the decreased dealer sales were increases in services and supply and accessory sales combined with operating revenues from the PXE acquisition and a 9.0 percent increase in the number of imaging scans performed primarily as a result of adding more routes. The average fee per scan increased 0.7 percent between the two periods. Operating revenues for health services decreased slightly for 1999 compared to 1998. Decreases in revenues from imaging scans performed were offset by increases in the sales of medical imaging equipment.

Cost of goods sold decreased 8.3 percent during 2000 compared to 1999 due to a decline in sales and servicing of equipment. The decrease in operating revenues and the 3.7 percent increase in cost of goods sold during 1999 reflect the tightening of gross margins in this industry due to intense price competition. The 13.7 percent increase in operating expenses in 2000 compared to 1999 reflects the results of the PXE acquisition combined with the additional routes and completion of more imaging scans. Operating expenses decreased 2.5 percent in 1999 due to an increased focus on reducing costs within the health services companies.


                           Other business operations

The Company's other business operations include businesses involved in electrical and telephone construction contracting, transportation, telecommunications, energy services, and natural gas marketing.

Results of operations for the other business operations segment are as follows:

                                    2000        1999        1998
                                  --------    --------    --------
                                            (in thousands)
     Operating revenues           $78,173     $68,327     $48,829
     Cost of goods sold            42,136      40,018      29,133
     Special charges                   --          --       2,500
     Operating expenses            32,491      20,723      17,680
                                  -------     -------     -------
     Operating income (loss)      $ 3,546     $ 7,586     $  (484)
                                  =======     =======     =======

             (bar graph of information in following table)

               Other business operations operating income
                             (millions)
               ------------------------------------------
                          1998        $(0.5)
                          1999        $ 7.6
                          2000        $ 3.5


             (end of graph)

Other business operating revenues increased 14.4 percent during 2000 compared to 1999, reflecting a full year of revenues from the transportation company compared to only four months during 1999. The increased revenues from the transportation company combined with increased revenues from the energy services subsidiary offset decreases in operating revenues from the construction and telecommunication subsidiaries and the lost revenues from the radio stations, which were sold in 1999.

Cost of goods sold increased 5.3 percent during 2000 compared to 1999 as a result of the increased sales from the energy services subsidiary offset by a reduction in costs at the construction companies due to lower volumes of contracted work between the periods. The increase in operating expenses also reflects a full year of operations from the transportation company offset by the absence of expenses from the radio stations.

In October 1999 the Company completed the sale of certain assets of the radio stations and video production company owned by KFGO, Inc., and the radio stations owned by Western Minnesota Broadcasting Company for $24.1 million. Operating income includes results of operations for the radio stations through September 1999. The gain from this sale is not included in operating income for segment purposes. For additional information regarding the sale see note 4 to consolidated financial statements.

During 1999 the Company agreed, as part of a settlement with the Minnesota Pollution Control Agency, to donate all of its assets in its Quadrant Co. waste incineration plant to the City of Perham, Minnesota. The plant had ceased operations during the third quarter of 1998, and a related impairment loss (shown as special charges in the table above) of $2.5 million was recorded in 1998. (See note 3 to consolidated financial statements.)

Pro forma operating income for other business operations without Quadrant and the radio stations would have been $6,303,000 for 1999 and $1,543,000 in 1998.

The 39.9 percent increase in other business operations operating revenues in 1999 reflects an $8.5 million increase at the construction subsidiaries due to favorable construction markets and conditions, a $5.2 million increase at the natural gas marketing subsidiary reflecting a full year of operations, and inclusion of four months of operating revenues as a result of the transporta-tion company acquisition. The 1999 operating revenues also increased as a result of the $1.5 million gain from the sale of an investment by the telecommunication subsidiary. Cost of goods sold increased 37.4 percent in 1999 compared to 1998 due to a $6.5 million increase at the construction subsidiaries and a $4.7 million increase due to the full year of operations at the natural gas subsidiary. The 17.2 percent increase in operating expense in 1999 compared to 1998 reflects inclusion of four months of expense from the transportation company offset by the sale of the radio stations and the donation of the Quadrant plant.


Gain from sale of radio station assets

The Company recorded a $14.5 million pre-tax gain from the sale of certain assets of the six radio stations and the video production company owned by KFGO, Inc., and the two radio stations owned by Western Minnesota
Broadcasting Company on October 1, 1999. The after-tax gain from this sale contributed $0.34 to earnings per share for 1999.


Consolidated other income and deductions--net

             (bar graph of information in following table)

                     Other income and deductions
                             (millions)
                     ----------------------------
                          1998        $2.9
                          1999        $1.8
                          2000        $1.8


             (end of graph)

The 0.2 percent increase in consolidated other income and deductions for 2000 compared to 1999 reflects a slight increase in investment income. Consolidated other income and deductions decreased 36.3 percent in 1999 due to decreases in financial incentives from demand-side management programs and dividend revenues offset by increased interest income.


Consolidated interest charges

             (bar graph of information in following table)

                         Interest charges
                            (millions)
                         ----------------
                         1998       $15.6
                         1999       $14.8
                         2000       $16.6


             (end of graph)

The 12.3 percent increase in interest charges in 2000 compared to 1999 is due to increases in long-term debt, higher average borrowings under the line of credit, and higher interest rates on the line of credit between the periods. Average interest rates under the line of credit were 8.1 percent for 2000 compared to 7.0 percent for 1999. Interest charges for 1999 decreased 5.1 percent from 1998 due to a reduction in average outstanding debt for the year and lower average interest rates.


Consolidated income taxes

            (bar graph of information in following table)

                           Income taxes
                            (millions)
                         ----------------
                         1998       $15.1
                         1999       $23.9
                         2000       $17.5


             (end of graph)

Consolidated income taxes decreased 26.8 percent during 2000 compared to 1999 and increased 58.0 percent in 1999 compared to 1998 primarily due to the income tax expense of $6.4 million related to the sale of the radio station assets.


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

The Company's plastics, manufacturing, health services, and other business operations consist almost entirely of unregulated businesses. Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace. The impact of inflation on these segments has not been significant during the past few years because of the relatively low rates of inflation experienced in the United States. Raw material costs, labor costs, and interest rates are important components of costs for companies in these segments. Any or all of these components could be impacted by inflation, with a possible adverse effect on the Company's profitability, especially in high inflation periods where raw material and energy cost increases would lead finished product prices.


Factors affecting future earnings

The results of operations discussed above are not necessarily indicative of future earnings. Factors affecting future earnings include, but are not limited to, the Company's ongoing involvement in diversification efforts, the timing and scope of deregulation and open competition, growth of electric revenues, impact of the investment performance of the utility's pension plan, changes in the economy of the Upper Midwest, governmental and regulatory action, fuel and purchased power costs, and environmental issues. Anticipated higher operating costs and carrying charges on increased capital investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

Diversification
---------------
In 2000 approximately 30 percent of the Company's net earnings were contributed by diversified operations. The Company plans to make additional acquisitions through its wholly owned subsidiary, Varistar Corporation. It is possible that by 2005 nearly 50 percent of the Company's net earnings will be contributed from diversified operations. The following guidelines are used when considering acquisitions: emerging or middle market company; proven entrepreneurial management team that will remain after the acquisition; products and services intended for commercial rather than retail consumer use; the ability to provide immediate earnings and future growth potential; and 100 percent ownership. The Company intends to grow earnings as a long-term owner of these investments. The Company also assesses the performance of these investments in accordance with its return on capital requirements and will consider divesting underperforming investments. Continuing growth from diversified operations could result in earnings and stock price volatility.

While we cannot predict the success of our current diversified businesses, we believe opportunities exist for growth in the business segments. Factors that could affect the results of the diversified businesses include, but are not limited to, the following: fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships; competitive products and pricing pressures and the ability to gain or maintain market share in trade areas; general economic conditions; effectiveness of advertising, marketing, and promotional programs; and adverse weather conditions.

Growth of electric revenue
--------------------------
Growth in electric sales will be subject to a number of factors, including the volume of power pool sales to other utilities, the effectiveness of demand-side management programs, weather, competition, the price of alternative fuels, and the rate of economic growth or decline in the Company's service area. The Company's electric business depends primarily on the use of electricity by customers in our service area. The Company's electric kwh sales to retail customers increased 3.5 percent in 2000 and decreased 2.6 percent and 0.3 percent in 1999 and 1998, respectively.

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

On December 29, 2000 the North Dakota Public Service Commission (NDPSC) approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction, and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company.

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

In 2000, as a result of the Company's conservation improvement efforts, the MPUC approved the Company's 1999 financial incentive filing, along with a
0.75 percent surcharge on all Minnesota customers' bills from July 1, 2000 through June 30, 2001. The surcharge provides for the recovery of conservation-related costs and financial incentives in excess of those being recovered in current rates. The previous 12-month period surcharge was 1.5 percent. This significantly lower surcharge reflects the MPUC action to disallow recovery of lost margins.

Fuel Costs
----------
The Company has an agreement for Big Stone Plant's coal supply through December 31, 2001. During 2000, regulatory approval was received on the accounting treatment of the proceeds from the 1999 Knife River Coal Mining Company arbitration settlement. The approval allowed the Company to recover arbitration costs of $1.0 million that previously had been expensed and to recognize as income $308,000 of fuel cost savings applicable to wholesale power pool sales. The remaining $1.9 million represents a reduction of fuel costs that were returned to electric retail customers through the cost of energy adjustment clause during 2000.

The Mid-Continent Area Power Pool region has experienced a reduction in availability of excess generation and transmission capacity, particularly in the summer season in the past two years. While the availability of the Company's plants has been excellent, the loss of a major plant could expose the Company to higher purchased power costs. Two factors significantly mitigate this financial risk. First, wholesale sale contracts include provisions to release the Company from its obligations in case of a plant outage; and second, the Company has cost of energy adjustment clauses that allow pass through of most of the energy costs to retail customers.

Environmental
-------------
Current regulations under the Federal Clean Air Act (the Act) are not expected to have a significant impact on future capital requirements or operating costs. However, proposed or future regulations under the Act, changes in the future coal supply market, and/or other laws and regulations could impact such requirements or costs. It is anticipated that, under current regulatory principles, any such costs could be recovered through rates. All of the Company's electric generating plants operated within the Act's phase two standards for sulfur-dioxide and nitrogen-oxide emissions in 2000.
Compliance with the phase two requirements is not expected to significantly impact operations at any of the Company's plants.

The Act called for Environmental Protection Agency (EPA) studies of the effects of emissions of listed pollutants by electric steam generating plants. The EPA has completed the studies and sent reports to Congress. The Act required that the EPA make a finding as to whether regulation of emissions of hazardous air pollutants from fossil fuel-fired electric utility generating units is appropriate and necessary. On December 14, 2000, the EPA announced that it affirmatively decided to regulate mercury emissions from electric generating units. The EPA expects to propose regulations by December 2003 and issue final rules by December 2004. Because promulgation of rules by the EPA has not been completed, it is not possible to assess whether, or to what extent, this regulation will impact the Company.

The EPA has targeted electric steam generating units as part of an enforcement initiative relative to compliance with the Act. The EPA is attempting to determine if utilities violated certain provisions of the Act by making major modifications to their facilities without installing state-of-the-art pollution controls. On January 2, 2001, the Company received a request from the EPA pursuant to Section 114(a) of the Act requiring the Company to provide certain information relative to past operation and capital construction projects at its Big Stone Plant. The Company is in the process of responding to that request and cannot, at this time, determine what, if any, actions will be taken by the EPA as a result of the Company's response.

At the request of the Minnesota Pollution Control Agency (MPCA) the Company has an ongoing investigation at its former, closed Hoot Lake Plant ash disposal sites. The Company is proceeding with additional site investigations with the findings subject to further review by the MPCA.

Deregulation and legislation
----------------------------
In December 1999 the Federal Energy Regulatory Commission (FERC) issued Order No. 2000. This order requires public utilities that own, operate, or control interstate transmission to file by October 15, 2000, a proposal for a regional transmission organization (RTO) or a description of any efforts made to participate in an RTO, the reasons for not participating, and any plans for further work towards participation. The goal is to consolidate control of the transmission industry into a new structure of independent regional grid operators.

In 2000, the Company filed its proposal to join the Midwest Independent
System Operator (MISO) RTO. Late in 2000, three utilities from Illinois filed their intentions to leave the MISO to join the for-profit Alliance RTO forming farther east, causing the MISO option to be less viable for the Company. Currently FERC is holding voluntary settlement hearings to determine if a voluntary settlement could combine the RTO plans. The Company is working with neighboring utilities to develop RTO options in the event the voluntary settlement hearings fail.

The U.S. Congress ended its 2000 legislative session without taking action on proposed electric industry restructuring legislation. The Company expects that during 2001 Congress will continue to debate proposed legislation to promote customer choice and a more competitive electric market but will take a cautious approach in light of the issues facing the California utility industry. While the Company cannot predict the timing or what form the legislation might take, we continue to monitor these issues.

Because of the problems being encountered in California as a result of that state's deregulation design, many states are proceeding cautiously with deregulation of their electricity markets including the states in which the Company operates.

The Minnesota Legislature did not take any significant legislative action on electric utility restructuring in 2000. However, the legislature is concerned about energy supply shortfalls projected for the state within the next five years and is considering steps to ensure adequate supplies. The Minnesota Department of Commerce (DOC) will introduce legislation to address projected shortages in the state. While the DOC's proposal will seek to streamline siting processes and to increase spending on conservation and renewables it will not address the issues of retail access and customer choice.

The Minnesota State Chamber of Commerce introduced legislation in 2000 that requires utilities to separate costs for generation, transmission, and distribution on electric service statements after July 1, 2001. Although the bill was withdrawn, the Company and other Minnesota utilities are voluntarily submitting proposals for additional cost information to be included on their electric service statements. The Company will file its proposal for MPUC approval in 2001. In the current legislative session, the Minnesota State Chamber of Commerce will propose full retail competition and customer choice beginning in 2003.

In 1997 the North Dakota Legislature created an interim study committee with a six-year life to investigate the potential impact of electric industry restructuring on North Dakota. To date, the committee has made no recommendations for legislative changes. The North Dakota Legislature plans to deal first with tax issues surrounding restructuring pertaining to both investor-owned electric utilities and electric cooperatives. The South Dakota Legislature and Public Utility Commission continue to monitor the status of the industry restructuring and retail competition. The Company cannot predict the timing or impact of regulatory actions regarding restructuring.

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

As the electric industry evolves and becomes more competitive, the Company believes it is well positioned to be successful. The Company's generation capacity appears poised for competition due to unit heat rate improvements. A comparison of the Company's electric retail rates to the rates of other investor-owned utilities, cooperatives, and municipals in the states the Company serves indicates that its rates are competitive. In addition, the Company would attempt more flexible pricing strategies under an open, competitive environment.


Accounting pronouncements

In December 1999 the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 summarized the SEC's view in applying generally accepted accounting principles to selected revenue recognition issues. Adoption of SAB 101 did not have any material effect on the Company's consolidated financial position or results of operations for 2000.

As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. Changes in fair value are to be recognized in current earnings or other comprehensive income, depending on the purpose for which the derivative is held. The Company has determined under its interpretation of SFAS 133 that it has no free-standing or embedded derivatives that require separate accounting under SFAS 133 and related interpretations. However, there are certain industry issues that have yet to be resolved by the Financial Accounting Standards Board's Derivative Implementation Group that could change the Company's conclusions. The Company has no transition adjustment on January 1, 2001, based on current interpretations.


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



                    INDEPENDENT AUDITORS' REPORT


To the Shareholders of Otter Tail Power Company:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Power Company and its subsidiaries (the Company) as of December 31, 2000, and 1999, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2000, and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for unbilled revenues in 1998.

DELOITTE & TOUCHE LLP



/s/Deloitte & Touche LLP
January 26, 2001
Minneapolis, Minnesota





OTTER TAIL POWER COMPANY
------------------------

CONSOLIDATED BALANCE SHEETS, DECEMBER 31                             2000         1999
------------------------------------------------------------------------------------------
                                                                        (in thousands)
ASSETS
PLANT
  Electric plant in service                                       $ 795,357    $ 779,037
  Diversified operations                                            117,643       99,558
                                                                  ---------    ---------
       Total                                                        913,000      878,595
  Less accumulated depreciation and amortization                    410,188      386,618
                                                                  ---------    ---------
       Plant - net of accumulated depreciation and amortization     502,812      491,977
  Construction work in progress                                      13,117       10,979
                                                                  ---------    ---------
       Net plant                                                    515,929      502,956
                                                                  ---------    ---------

INVESTMENTS                                                          19,073       19,502
INTANGILES--NET                                                      43,292       23,311
OTHER ASSETS                                                         10,126        6,141

CURRENT ASSETS
  Cash and cash equivalents                                           1,259       24,762
  Accounts receivable:
       Trade (less allowance for uncollectible accounts:
              2000, $922,000; 1999, $832,000)                        56,791       40,685
       Other                                                          6,037        5,616
  Inventory, fuel, materials and supplies                            38,517       30,137
  Deferred income taxes                                               3,694        3,123
  Accrued utility revenues                                           11,315        9,923
  Other                                                               6,604        5,690
                                                                  ---------    ---------
            Total current assets                                    124,217      119,936
                                                                  ---------    ---------

DEFERRED DEBITS
  Unamortized debt expense and reacquisition premiums                 2,778        3,251
  Regulatory assets                                                   5,517        4,111
  Other                                                               1,183        1,580
                                                                  ---------    ---------
            Total deferred debits                                     9,478        8,942
                                                                  ---------    ---------
                TOTAL                                             $ 722,115    $ 680,788
                                                                  =========    =========

               See accompanying notes to consolidated financial statements.



OTTER TAIL POWER COMPANY
------------------------

CONSOLIDATED BALANCE SHEETS, DECEMBER 31                                        2000        1999
----------------------------------------------------------------------------------------------------
                                                                                 (in thousands)
LIABILITIES AND EQUITY
CAPITALIZATION (page 35)
   Common shares, par value $5 per share -- authorized, 50,000,000 shares;
        outstanding, 2000 -- 23,852,852 shares; 1999 -- 23,849,974 shares    $ 119,264   $ 119,250
   Premium on common shares                                                         49           -
   Unearned compensation                                                          (226)       (301)
   Retained earnings                                                           140,512     126,744
   Accumulated other comprehensive expense                                        (220)          -
                                                                             ---------   ---------
        Total common equity                                                    259,379     245,693
   Cumulative preferred shares                                                  33,500      33,500
   Long-term debt:
      Electric utility                                                         151,622     152,507
      Diversified operations                                                    39,871      23,930
                                                                             ---------   ---------
          Total capitalization                                                 484,372     455,630
                                                                             ---------   ---------

CURRENT LIABILITIES
   Sinking fund requirements and current maturities                             10,266       5,948
   Accounts payable                                                             48,808      39,343
   Accrued salaries and wages                                                    9,476       6,197
   Federal and state income taxes                                                3,242       8,153
   Other taxes accrued                                                          10,561      10,818
   Other accrued liabilities                                                     6,474       6,855
                                                                             ---------   ---------
          Total current liabilities                                             88,827      77,314
                                                                             ---------   ---------

NONCURRENT LIABILITIES                                                          30,182      26,514
                                                                             ---------   ---------

COMMITMENTS (NOTE 8)

DEFERRED CREDITS
   Deferred income taxes                                                        86,160      87,972
   Deferred investment tax credit                                               15,112      16,295
   Regulatory liabilities                                                       10,618      11,359
   Other                                                                         6,844       5,704
                                                                             ---------   ---------
          Total deferred credits                                               118,734     121,330
                                                                             ---------   ---------
               TOTAL                                                         $ 722,115   $ 680,788
                                                                             =========   =========

             See accompanying notes to consolidated financial statements.




OTTER TAIL POWER COMPANY
------------------------


CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31                                               2000         1999         1998
----------------------------------------------------------------------------------------------------------------
                                                                        (in thousands, except per-share amounts)
OPERATING REVENUES
   Electric                                                                $ 262,279    $ 233,527    $ 227,477
   Plastics                                                                   83,583       32,323       24,946
   Manufacturing                                                              68,638       61,088       62,488
   Health services                                                            66,772       69,312       69,412
   Other business operations                                                  78,173       68,327       48,829
                                                                           ---------    ---------    ---------
     Total operating revenues                                                559,445      464,577      433,152

OPERATING EXPENSES
   Production fuel                                                            38,546       36,839       34,234
   Purchased power                                                            66,121       44,190       40,609
   Electric operation and maintenance expenses                                76,150       73,308       70,584
   Cost of goods sold                                                        212,218      166,972      146,996
   Other nonelectric expenses                                                 55,296       40,304       36,134
   Depreciation and amortization                                              28,648       25,420       25,813
   Property taxes                                                              9,976       10,178       10,724
   Special charges                                                                 -            -        9,522
                                                                           ---------    ---------    ---------
      Total operating expenses                                               486,955      397,211      374,616

OPERATING INCOME
   Electric                                                                   49,268       47,234       42,216
   Plastics                                                                    8,767        3,385        1,969
   Manufacturing                                                               4,677        3,839        7,640
   Health services                                                             6,232        5,322        7,195
   Other business operations                                                   3,546        7,586         (484)
                                                                           ---------    ---------    ---------
                                                                              72,490       67,366       58,536

GAIN FROM SALE OF RADIO STATION ASSETS                                             -       14,469            -

OTHER INCOME AND DEDUCTIONS -- NET                                             1,832        1,828        2,871

INTEREST CHARGES                                                              16,583       14,771       15,566
                                                                           ---------    ---------    ---------
INCOME BEFORE INCOME TAXES                                                    57,739       68,892       45,841

INCOME TAXES                                                                  17,515       23,915       15,140
                                                                           ---------    ---------    ---------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE             40,224       44,977       30,701
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (net-of-tax of $2,545)         -            -        3,819

NET INCOME                                                                    40,224       44,977       34,520

PREFERRED DIVIDEND REQUIREMENTS                                                1,878        2,228        2,358
                                                                           ---------    ---------    ---------
EARNINGS AVAILABLE FOR COMMON SHARES                                       $  38,346    $  42,749    $  32,162
                                                                           =========    =========    =========

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC                           23,850       23,831       23,596
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED                         23,928       23,853       23,596

BASIC EARNINGS PER SHARE
   Income before cumulative effect of change in accounting principle           $1.61        $1.79        $1.20
   Cumulative effect of change in accounting principle                            -            -          0.16
                                                                           ---------    ---------    ---------
      Basic earnings per share                                                 $1.61        $1.79        $1.36

DILUTED EARNINGS PER SHARE                                                     $1.60        $1.79        $1.36

DIVIDENDS PER COMMON SHARE                                                     $1.02        $0.99        $0.96


                     See accompanying notes to consolidated financial statements.




OTTER TAIL POWER COMPANY
------------------------

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Accumulated
                                                 Common    Par value,  Premium on                              other
                                                 shares      common     common     Unearned     Retained   comprehensive   Total
                                               outstanding   shares     shares    compensation  earnings   income/expense  equity
                                               ----------- ----------  ---------- ------------  --------   --------------  --------
                                                                              (in thousands, except common shares outstanding)

BALANCE, DECEMBER 31, 1997                     11,731,078  $ 58,655    $  35,196    $     -     $115,942      $     363    $210,156
  Common stock issuances                          148,426       743        4,723                                              5,466
  Comprehensive income:
     Net income                                                                                   34,520                     34,520
     Unrealized loss on available-for-sale
      securities                                                                                                    (66)        (66)
                                                                                                                           --------
        Total comprehensive income                                                                                           34,454
  Cumulative preferred dividends                                                                  (2,358)                    (2,358)
  Common dividends                                                                               (22,642)                   (22,642)
                                               ----------  ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                     11,879,504  $ 59,398    $  39,919    $     -     $125,462      $     297    $225,076

  Common stock issuances                           45,768       228        1,541                                              1,769
  Common stock retired                               (285)       (1)          (1)                    (10)                       (12)
  Unearned compensation - stock options                                      301        (301)                                     -
  Comprehensive income:
     Net income                                                                                   44,977                     44,977
     Reversal of previously recorded unrealized
      gains on available-for-sale securities sold                                                                   (297)      (297)
                                                                                                                            -------
        Total comprehensive income                                                                                           44,680
   Cumulative preferred dividends                                                                 (2,266)                    (2,266)
   Common dividends                                                                              (23,554)                   (23,554)
   Two-for-one stock split - March 15, 2000    11,924,987    59,625      (41,760)                (17,865)                         -
                                               ----------  ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                     23,849,974  $119,250    $       -    $   (301)   $126,744       $     -     $245,693

   Common stock issuances                           2,878        14           49                                                 63
   Amortization of unearned compensation -
    stock options                                                                         75                                     75
   Comprehensive income:
      Net income                                                                                  40,224                     40,224
      Minimum liability adjustment                                                                                 (220)       (220)
                                                                                                                           --------
         Total comprehensive income                                                                                          40,004
   Purchase stock for employee purchase plan
    on open market                                                                                  (250)                      (250)
   Cumulative preferred dividends                                                                 (1,878)                    (1,878)
   Common dividends                                                                              (24,328)                   (24,328)
                                               ----------  ------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                     23,852,852  $119,264    $      49    $   (226)    $140,512      $   (220)   $259,379
-----------------------------------------------------------------------------------------------------------------------------------
                                  See accompanying notes to consolidated financial statements.




OTTER TAIL POWER COMPANY
------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31                                            2000        1999        1998
---------------------------------------------------------------------------------------------------------
                                                                                  (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                            $40,224     $44,977     $34,520
   Adjustments to reconcile net income to net cash provided
   by operating activities:
     Depreciation and amortization                                        38,249      34,796      34,965
     Deferred investment tax credit--net                                  (1,183)     (1,186)     (1,186)
     Deferred income taxes                                                (4,530)     (3,816)     (6,253)
     Change in deferred debits and other assets                           (3,107)       (484)         99
     Change in noncurrent liabilities and deferred credits                 4,286       4,902       2,129
     Allowance for equity (other) funds used during construction            (341)       (246)       (103)
     Gain on sale of radio station assets                                      -     (14,469)          -
     Loss/(Gain) on investments in and disposal of noncurrent assets         728          14         607
     Voluntary early retirement program charges                                -           -       6,305
     Cumulative effect of change in accounting principle                       -           -      (3,819)
     Asset impairment losses                                                   -           -       3,217
   Changes in working capital:
     Change in receivables, materials, and supplies                      (17,783)     (1,761)     (5,765)
     Change in other current assets                                         (433)      1,956      (2,962)
     Change in payables and other current liabilities                      9,139       7,536       2,804
     Change in interest and income taxes payable                          (4,969)      6,106        (599)
                                                                        --------     -------     -------
        Net cash provided by operating activities                         60,280      78,325      63,959
                                                                        --------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
   Gross capital expenditures                                            (44,035)    (32,679)    (29,289)
   Proceeds from sale of radio station assets                                  -      24,063           -
   Proceeds from disposal of noncurrent assets                             1,709       1,930       3,359
   Acquisitions--net of cash acquired                                    (34,194)    (16,000)     (1,372)
   Change in other investments                                               (86)         (9)     (1,585)
                                                                        --------     -------     -------
        Net cash used in investing activities                            (76,606)    (22,695)    (28,887)
                                                                        --------     -------     -------

CASH FLOWS FROM FINANCING ACTIVITIES
   Change in short-term debt--net issuances                                    -        (824)     (1,276)
   Proceeds from issuance of long-term debt                               44,153      13,049       1,559
   Proceeds from issuance of common stock                                     14       1,769       5,466
   Payments for debt and common stock issuance expense                         -           -         (82)
   Payments for retirement of common stock                                     -         (12)          -
   Redemption of preferred stock                                               -      (5,331)          -
   Payments for retirement of long-term debt                             (24,889)    (17,618)    (17,121)
   Dividends paid and other distributions                                (26,455)    (25,820)    (25,000)
                                                                        --------     -------     -------
        Net cash used in financing activities                             (7,177)    (34,787)    (36,454)
                                                                        --------     -------     -------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                  (23,503)     20,843      (1,382)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            24,762       3,919       5,301
                                                                        --------     -------     -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $ 1,259     $24,762     $ 3,919
                                                                        ========     =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during the year for:
     Interest (net of amount capitalized)                                $16,075     $14,004     $15,189
     Income taxes                                                        $28,510     $23,077     $22,966


                        See accompanying notes to consolidated financial statements.




OTTER TAIL POWER COMPANY
------------------------

CONSOLIDATED STATEMENTS OF CAPITALIZATION, DECEMBER 31                    2000        1999
---------------------------------------------------------------------------------------------
                                                                           (in thousands)

TOTAL COMMON SHAREHOLDERS' EQUITY                                      $ 259,379   $ 245,693
                                                                       ---------   ---------

CUMULATIVE PREFERRED SHARES -- without par value (stated and liquidating value $100 a share) -- authorized 1,500,000 shares;
  outstanding:
     Series subject to mandatory redemption:
     $6.35, 180,000 shares; 9,000 shares due annually from 2002-06;
     135,000 shares due 2007                                              18,000      18,000
                                                                       ---------   ---------
     Other series:
       $3.60, 60,000 shares                                                6,000       6,000
       $4.40, 25,000 shares                                                2,500       2,500
       $4.65, 30,000 shares                                                3,000       3,000
       $6.75, 40,000 shares                                                4,000       4,000
                                                                       ---------   ---------
               Total other preferred                                      15,500      15,500
                                                                       ---------   ---------

CUMULATIVE PREFERENCE SHARES -- without par value, authorized
  1,000,000 shares; outstanding: none

LONG-TERM DEBT
  First mortgage bond series:
     7.25%, due August 1, 2002                                            18,400      18,600
     8.75%, due September 15, 2021                                        18,200      18,400
     8.25%, due August 1, 2022                                            27,600      27,900
     Pollution control series:
       6.50-6.80%, due February 1, 2006, Big Stone project                 5,187       5,247
       6.50-6.90%, due February 1, 2019, Coyote project                   20,794      21,029
                                                                       ---------   ---------
               Total first mortgage bond series                           90,181      91,176
  Senior debentures 6.375%, due December 1, 2007                          50,000      50,000
  Industrial development refunding revenue bonds
     5.00% due December 1, 2002                                            3,010       3,010
  Pollution control refunding revenue bonds
     variable 5.15% at December 31, 2000, due December 1, 2012            10,400      10,400
  Obligations of Varistar Corporation:
     7.80% ten-year term note, due October 31, 2007                       12,021      14,271
     Variable 8.11% at December 31, 2000, due October 31, 2007            16,640           -
     8.15% five-year term note, due October 31, 2005                       6,600           -
     Variable 8.04% at December 31, 2000, due July 3, 2007                 5,324       6,169
     Various at 1.9% to 8.1% at December 31, 2000                          7,557       7,352
  Obligations of Otter Tail Energy Services Company
     8.75% ten-year term note, due April 11, 2008                            994       1,085
  Other                                                                        6           6
                                                                       ---------   ---------
           Total                                                         202,733     183,469
Less:
  Current maturity                                                         9,271       4,953
  Sinking fund requirement                                                   995         995
  Unamortized debt discount and premium -- net                               974       1,084
                                                                       ---------   ---------
               Total long-term debt                                      191,493     176,437
                                                                       ---------   ---------
TOTAL CAPITALIZATION                                                   $ 484,372   $ 455,630
                                                                       =========   =========

                 See accompanying notes to consolidated financial statements.



Otter Tail Power Company
Notes to consolidated financial statements
For the years ended December 31, 2000, 1999 and 1998

1.  Summary of significant accounting policies

    System of accounts--For regulatory reporting purposes, the electric utility's internal system of accounts is translated into the accounts of the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC), the Public Service Commission of North Dakota, and the Public Utilities Commissions of Minnesota and South Dakota.

    Principles of consolidation--The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. Profits on sales between nonregulated affiliates and from the regulated electric utility company to nonregulated affiliates are eliminated. However, profits on sales to the regulated electric utility company from nonregulated affiliates are not eliminated, in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation.

    Plant, retirements, and depreciation--Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction (AFC). AFC, a noncash item, is included in utility construction work in progress. The amount of AFC capitalized was $471,000 for 2000, $344,000 for 1999, and $139,000 for 1998. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.06 percent in 2000 and 1999, and 3.12 percent in 1998.

    Property and equipment of nonutility and diversified operations are carried at historical cost, or at the current appraised value if acquired in a business combination accounted for under the purchase method of accounting, and are depreciated on a straight-line basis over the useful lives (3 to 40 years) of the related assets.

    Jointly owned plants--The consolidated financial statements include the Company's 53.9 percent and 35 percent ownership interests in the assets, liabilities, revenue, and expenses of Big Stone Plant and Coyote Station, respectively. Amounts at December 31, 2000 and 1999 included in electric plant in service for Big Stone were $111,850,000 and $111,722,000, respectively, and the accumulated depreciation was $68,269,000 and $65,179,000, respectively. Amounts at December 31, 2000 and 1999 included in electric plant in service for Coyote were $146,292,000 and $146,163,000, respectively, and the accumulated depreciation was $70,524,000 and $67,016,000, respectively. The Company's share of direct revenue and expenses of the jointly owned plants in service is included in operating revenue and expenses in the Consolidated Statements of Income.

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

    Revenue recognition--Electric customers' meters are read and bills are rendered on a cycle basis. Revenue is accrued for electricity consumed but not yet billed. Rate schedules applicable to substantially all customers include a cost of energy adjustment clause, under which the rates are adjusted to reflect changes in average cost of fuels and purchased power, and a surcharge for recovery of conservation-related expenses.

    Plastics operating revenues are recorded when the product is shipped.

    Health services operating revenues on major equipment and installation contracts are recorded when the equipment is delivered. Amounts received in advance under customer service contracts are deferred and recognized on a straight-line basis over the contract period. Revenues generated in the mobile imaging operations are recorded on a fee for scan basis.

    Manufacturing operating revenues are recorded when products are shipped and on a percentage-of-completion basis for construction type contracts.

    Other business operations operating revenues are recorded when services are rendered or products are shipped. In the case of construction contracts, the percentage-of-completion method is used.

    Pre-production costs--As part of the manufacturing process, the Company incurs costs related to the design and development of molds, dies, and
    tools.   As of January 1, 2000 the Company adopted prospectively Emerging
    Issues Task Force Statement (EITF) 99-5, Accounting for Pre-production Costs Related to Long-Term Supply Arrangements. The Company capitalizes the costs related to the design and development of molds, dies, and tools used to produce products under a long-term supply arrangement, some of which are owned by the Company. During 2000 the amount of costs capitalized, net of amortization, were $1,146,000. These costs are amortized over three years.

    Stock-based compensation--As described in note 6, the Company has elected to follow the accounting provisions of Accounting Principle Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation.

    Use of estimates--In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as depreciable lives, tax provisions, collectability of trade accounts receivable, self insurance programs, environmental liabilities, unbilled revenues, unscheduled power exchanges, service contract maintenance costs and actuarially determined benefit costs. As better information becomes available (or actual amounts are determinable) the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

    Reclassifications--Certain prior year amounts have been reclassified to conform to 2000 presentation. Such reclassifications had no impact on net income, shareholders' equity, or cash flows provided from operations. In addition, all financial information for 1999 and 2000 pertaining to per-share amounts and number of common shares outstanding has been adjusted to reflect a two-for-one stock split effective March 15, 2000.

    Cash equivalents--The Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents.

    Debt reacquisition premiums--In accordance with regulatory treatment, the Company defers utility debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

    Investments--At December 31, 2000 and 1999, the Company had noncurrent investments of $6,759,000 and $7,219,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments provided the Company with tax credits of $1,414,000 and $1,393,000 in 2000 and 1999, respectively. The balance of investments at December 31, 2000, consists of $5,024,000 in additional investments accounted for under the equity method and $7,290,000 in other investments accounted for under the cost method, with $1,263,000 related to participation in economic development loan pools. The balance of investments at December 31, 1999, consists of $2,013,000 in additional investments accounted for under the equity method and $10,270,000 in other investments accounted for under the cost method, with $1,424,000 related to participation in economic development loan pools. (See further discussion under note 12.)

    Inventories--The electric operation inventories are reported at average cost. The plastics, health services, manufacturing, and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

    Short-term debt--There was no short-term debt outstanding as of December 31, 2000 and 1999. The average interest rate paid on short-term debt during 2000 and 1999 was 8.1 percent and 7.0 percent, respectively.

    Intangible assets--The majority of the Company's intangible assets consist of goodwill associated with the acquisition of subsidiaries. Intangible assets are amortized on a straight-line basis over periods of 40 years for the telephone company and 15 years or less for all other intangibles.

    The Company periodically evaluates the recovery of intangible assets based on an analysis of undiscounted future cash flows. As a result of changing market conditions during 2000, the Company completed an evaluation of the recoverability of the assets of a subsidiary acquired by Otter Tail Energy Services in 1998. As a result of the evaluation it was determined that $800,000 of goodwill was impaired and was charged to amortization expense during 2000. As a result of the writedown, the remaining goodwill related to the acquisition is $1.1 million as of December 31, 2000.

    Total intangibles as of December 31 are as follows:

                                                      2000           1999
                                                    --------       --------
                                                        (in thousands)
    Goodwill on telephone company                   $ 7,749        $ 7,749
    Other intangible assets, primarily goodwill      47,044         23,428
                                                    -------        -------
    Total                                            54,793         31,177
    Less accumulated amortization                    11,501          7,866
                                                    -------        -------
    Intangibles-net                                 $43,292        $23,311
                                                    =======        =======


    Adoption of new accounting pronouncements--In December 1999 the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB
    101), Revenue Recognition in Financial Statements. SAB 101 summarized the SEC's view in applying generally accepted accounting principles to selected revenue recognition issues. The application of SAB 101 did not have a material effect on the Company's 2000 results of operations or financial position.

    As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. Changes in fair value are to be recognized in current earnings or other comprehensive income, depending on the purpose for which the derivative is held. The Company has determined under its interpretation of SFAS 133 that it has no free-standing or embedded derivatives that require separate accounting under SFAS 133 and related interpretations. However, there are certain industry issues that have yet to be resolved by the Financial Accounting Standards Board's Derivative Implementation Group that could change the Company's conclusions. The Company has no transition adjustment on January 1, 2001 based on current interpretations.

2.  Change in accounting principle

    Effective January 1, 1998, the Company changed its method of revenue recognition from meter-reading dates to energy-delivery dates, resulting in the accrual of estimated unbilled revenue from sales of electricity through the end of the accounting period. The cumulative effect of unbilled revenue as of January 1, 1998, increased 1998 net income by $3,819,000 (net of income taxes of $2,545,000) or $0.16 per share. The effect on 1998 income of this accounting change, not including the cumulative effect, was an increase in net income of approximately $193,000, or $0.01 per share.

3.  Special charges

    During 1998, the Company recorded the following three items as special charges:

    The Company expensed costs of $6,305,0000 ($3,783,000 net-of-tax or $0.16 per share) associated with a voluntary early retirement program. Most of the cash costs of the program are funded through the Company's pension plan.

    The Company recorded a noncash accounting charge of $2,500,000 ($1,500,000 net-of-tax or $0.06 per share) related to the impairment of its Quadrant Co. (Quadrant) waste incineration plant. In 1999 the assets of the Quadrant plant were donated to the City of Perham, Minnesota.

    The Company wrote off $717,000 ($430,000 net-of-tax or $0.02 per share) in capitalized project related costs due to an unfavorable court decision related to the construction of a rail spur intended to serve Big Stone Plant.

4.  Business combinations, dispositions and segment information

    On January 1, 2000, the Company acquired the assets and operations of Vinyltech Corporation (Vinyltech) located in Phoenix, Arizona. Vinyltech is a manufacturer of polyvinyl chloride (PVC) pipe and produces approximately 90 million pounds of pipe annually. Annual revenues for 1999 were approximately $41 million.

    On June 1, 2000, the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. (PXE) located in Minneapolis, Minnesota. PXE is a provider of mobile x-ray, EKG, ultrasound and echocardiogram services primarily to patients in long term care facilities in the Minneapolis/St. Paul market. Its 1999 annual revenues were approximately $2.8 million.

    These acquisitions were accounted for using the purchase method of accounting. The excess of the purchase price over the net assets acquired of approximately $24 million is being amortized over 15 years. The pro forma effect of these acquisitions on 1999 and 1998 revenues, net income, or earnings per share was not significant.

    On September 1, 1999, the Company acquired the flatbed trucking operations of E. W. Wylie Corporation (Wylie). The acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over net assets acquired of approximately $8 million is being amortized over 15 years. Wylie is located in Fargo, North Dakota, and operates in 48 states and 6 Canadian provinces. The pro forma effect of the Wylie acquisition on 1999 and 1998 revenues, net income, or earnings per share was not significant.

    On October 1, 1999 the Company completed the sale of certain assets of the radio stations and video production company owned by KFGO, Inc. and the radio stations owned by Western Minnesota Broadcasting Company for $24.1 million. The gain after income tax was $8.1 million or $0.34 cents per share.

    Pro forma operating income for other business operations without Quadrant and the radio stations would have been $6,303,000 and $1,543,000 in 1999 and 1998, respectively.

    In May 1998 the Company acquired PAM Natural Gas, Inc. (PAM) for approximately $1.8 million in stock. PAM is a Sioux Falls, South Dakota-based marketer of natural gas to commercial and institutional customers in Iowa, South Dakota, North Dakota, and Minnesota. On acquisition PAM's name was changed to Otter Tail Energy Management Company. This acquisition was accounted for under the purchase method. The pro forma effect of this acquisition on 1998 revenue, net income, or earnings per share was not significant.

    Segment information--The accounting policies of the segments are described under note 1 - Summary of significant accounting policies. The Company's business operations are broken down into five segments based on products and services. Electric operations include the electric utility only and is based in Minnesota, North Dakota, and South Dakota. Plastics operations consist of businesses involved in the production of PVC pipe in the Upper Midwest and Southwest regions of the United States. Health services operations consist of businesses involved in the sale, service, rental, refurbishing, and operations of medical imaging equipment and the sale of related supplies and accessories to various medical institutions located in 20 states. Manufacturing operations consist of businesses involved in the production of wind towers, agricultural equipment, frame-straightening equipment and accessories for the auto body shop industry, contract machining, and metal parts stamping and fabrication located primarily in the Upper Midwest. Other business operations consist of businesses operating in electrical and telephone construction contracting, transportation, telecommunications, entertainment, and energy services and natural gas marketing. The electrical and telephone construction contracting companies and energy services and natural gas marketing business operate primarily in the Upper Midwest. The telecommunications companies operate in central and northeast Minnesota and the transportation company operates in 48 states and 6 Canadian provinces. The Company evaluates the performance of its business segments and allocates resources to them based on earnings contribution and return on investment. Information for the business segments for 2000, 1999 and 1998 is presented in the following table.

                                      2000          1999          1998
                                    --------      --------      --------
                                               (in thousands)
    Operating revenue
      Electric                      $262,279      $233,527      $227,477
      Plastics                        83,583        32,323        24,946
      Manufacturing                   68,638        61,088        62,488
      Health services                 66,772        69,312        69,412
      Other business operations       78,173        68,327        48,829
                                    --------      --------      --------
        Total                       $559,445      $464,577      $433,152

    Operating income
      Electric                      $ 49,268      $ 47,234      $ 42,216
      Plastics                         8,767         3,385         1,969
      Manufacturing                    4,677         3,839         7,640
      Health services                  6,232         5,322         7,195
      Other business operations        3,546         7,586          (484)
                                    --------      --------      --------
        Total                       $ 72,490      $ 67,366      $ 58,536

    Depreciation and amortization
      Electric                      $ 22,218      $ 21,782      $ 22,128
      Plastics                         1,630           187           187
      Manufacturing                      340           375           323
      Health services                    600           499           541
      Other business operations        3,860         2,577         2,634
                                    --------      --------      --------
        Total                       $ 28,648      $ 25,420      $ 25,813

    Capital expenditures
      Electric                      $ 23,162      $ 20,136      $ 17,939
      Plastics                         3,361         4,491           822
      Manufacturing                    7,947         2,412         4,714
      Health services                  2,871           993         3,101
      Other business operations        6,694         4,647         2,713
                                    --------      --------      --------
        Total                       $ 44,035      $ 32,679      $ 29,289

    Identifiable assets
      Electric                      $531,778      $524,012      $525,226
      Plastics                        49,831        16,477        11,108
      Manufacturing                   43,537        30,355        30,471
      Health services                 32,909        29,542        36,241
      Other business operations       64,060        80,402        52,566
                                    --------      --------      --------
        Total                       $722,115      $680,788      $655,612

    No single external customer accounts for 10 percent or more of the Company's revenues. Substantially all sales and long-lived assets of the Company are within the United States.


5.  Arbitration settlement and rate matters

    During the second quarter of 2000, the Minnesota, South Dakota and North Dakota utility regulatory agencies approved the accounting treatment of settlement proceeds related to the Knife River coal contract arbitration. The settlement proceeds of $3.2 million (including interest) had been recorded as a liability on the balance sheet since 1999 pending regulatory approval. The approval allowed the Company to recover arbitration cost of $1.0 million that had been previously expensed and to recognize as income $308,000 of fuel cost savings applicable to wholesale power pool sales. The remaining $1.9 million represents a reduction of fuel costs that were returned to the Company's electric retail customers through the cost of energy adjustment clause during 2000.

    On December 29, 2000, the NDPSC approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction, and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company.

    On October 6, 1999, the NDPSC approved a settlement agreement following an audit of the Company's electric operations in North Dakota. The effect of this settlement decreased 1999 earnings by approximately $441,000 after taxes or $0.02 per share. In addition as part of the settlement agreement, the Company was required to refund to North Dakota customers during 2000 any 1999 regulated electric operations earnings from North Dakota over a 12.5 percent return on equity. The amount of the refund was insignificant.

6.  Common shares

    Stock split--On March 15, 2000, the Company effected a two-for-one Common Stock split in the form of a 100 percent stock dividend by issuance of one additional $5.00 par value Common Share for each $5.00 par value Common Share outstanding on February 15, 2000. All common share and per share amounts have been adjusted for 2000 and 1999 to reflect the stock split.

    Stock incentive plan--Under the 1999 Stock Incentive Plan (Incentive Plan) a total of 2,600,000 common shares are available for granting of stock awards. The Incentive Plan provides for the grant of options, performance awards, restricted stock, stock appreciation rights and other types of stock grants or stock-based awards. The exercise price of the stock options is equal to the fair market value per share at the date of the grant. Options granted to outside directors are exercisable immediately, and all other options granted as of December 31, 2000 vest ratably over a four-year period. The options expire ten years after the date of the grant. The Company accounts for the Incentive Plan under APB 25. Unearned compensation relating to the options granted in 1999 was $226,000 at December 31, 2000, and is included as a reduction of common equity. Pro forma net income and earnings per share under SFAS 123, Accounting for Stock-Based Compensation have not been presented because such amounts are not materially different from actual amounts reported. This may not be representative of the pro forma effects for future years if additional options are granted.

    Presented below is a summary of the stock options activity for 2000 and 1999.

    Stock Option Activity                  2000                1999
    ------------------------------------------------------------------------
                                               Average            Average
                                               Exercise           Exercise
                                      Options   Price    Options   Price
                                      -------  -------   -------  --------
    Outstanding, beginning of year    442,900  $19.25       ---   $  --
    Granted                           360,000  $19.75    450,700  $19.25
    Exercised                             750  $19.1875     ---   $  --
    Forfeited                          14,834  $19.30      7,800  $19.1875
                                      -------            -------
    Outstanding, year end             787,316  $19.55    442,900  $19.25
                                      =======            =======

    Exercisable, year end             127,542  $19.25       ---   $  --

    Fair value of options granted
         during the year               $3.79               $2.79

    At December 31, 2000, there were 787,316 options outstanding with exercise prices ranging from $19.1875 to $21.75.

    The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model.

    In addition to the stock options granted, 12,415 shares and 2,298 shares of restricted stock were granted during 2000 and 1999, respectively.

    Employee stock purchase plan--The 1999 Employee Stock Purchase Plan (Purchase Plan) allows eligible employees to purchase the Company's common shares at 85 percent of the lower market price at either the beginning or the end of each six-month purchase period. A total of 400,000 common shares is available for purchase by employees under the Purchase Plan. During 2000, 53,630 common shares were purchased from the open market.

    Dividend reinvestment and share purchase plan--On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 2,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which permits shares purchased by shareholders or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market. Since June 1999, common shares needed for this Plan have been purchased from the open market instead of issuing new shares. Prior to this the Company had been issuing newly issued common shares: 89,238 shares were issued in 1999 and 296,852 shares were issued in 1998.

    Shareholder rights plan--On January 27, 1997, the Company's Board of Directors declared a dividend of one preferred share purchase right (Right) for each outstanding common share held of record as of February 10, 1997. One Right was also issued with respect to each common share issued after February 10, 1997. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustment. The Rights are exercisable when, and are not transferable apart from the Company's common shares until, a person or group has acquired 15 percent or more, or commenced a tender or exchange offer for 15 percent or more, of the Company's common shares. If the specified percentage of the Company's common shares is acquired, each Right will entitle the holder (other than the acquiring person or group) to receive, on exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights are redeemable by the Company's Board of Directors in certain circumstances and expire on January 27, 2007.

7.  Retained earnings restriction

    The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 2000 were restricted by $9,654,000.

8.  Commitments

    At December 31, 2000, the electric utility had commitments under contracts in connection with construction programs aggregating approximately $4,694,000. For capacity and energy requirements the electric utility has agreements extending through 2005, at annual costs of approximately $12,488,000 in 2001, $11,687,000 in 2002, $11,559,000 in 2003, $11,571,000
    in 2004, and $10,077,000 in 2005.

    The electric utility also has several coal contracts in which it is responsible for making payment only on the delivery of the coal. The risk of loss from nonperformance of the contracts is considered nominal because of the availability of other suppliers and the expected continued reliability of the current fuel suppliers. Furthermore, the cost of energy adjustment provision in the rate-making process lessens the risk of loss (in the form of increased costs) from market price changes because it assures recovery of almost all fuel costs.

    The amounts of future operating lease payments are as follows:

                            Electric   Diversified
                             utility     companies    Total
                            --------   -----------   -------
                                      (in thousands)
                2001          $1,395     $14,359     $15,754
                2002           1,352       9,815      11,167
                2003           1,348       6,476       7,824
                2004           1,059       3,550       4,609
                2005             852       1,754       2,606
                Later years    5,594          97       5,691

    Rent expense was $16,595,000, $14,233,000, and $13,016,000, for 2000, 1999,
    and 1998, respectively.

9.  Long-term obligations

    Preferred shares--The $6.35 cumulative preferred shares are redeemable in whole or in part at the option of the Company after December 1, 2000, at $101.27, declining linearly to $100.00 at December 31, 2002. The aggregate requirement of cumulative preferred shares subject to mandatory redemption outstanding at December 31, 2000 for the next five years is zero for 2001, and $900,000 each year for 2002-2005.

    Long-term debt--All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control series to secure payment of a like principal amount of revenue bonds that were issued by local governmental units to finance facilities leased or purchased and that the Company has capitalized. Varistar's term notes and credit line borrowings are secured by a pledge of all of the common stock of the companies owned by Varistar. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 2000, for each of the next five years are $10,266,000 for 2001, $30,878,000 for 2002, $9,391,000 for 2003, $9,106,000
    for 2004, and $8,796,000 for 2005.

10. Pension plan and other postretirement benefits

    Pension plan--The utility company's noncontributory funded pension plan covers substantially all electric utility employees. The plan provides
    100 percent vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The utility company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The utility company's policy is to fund pension costs accrued. All past service costs have been provided for.

    The pension plan has a trustee who is responsible for pension payments to retirees. Five investment managers are responsible for managing the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

    Net periodic pension cost for 2000, 1999, and 1998 includes the following components:

                                                  2000      1999      1998
                                                --------  --------  --------
                                                      (in thousands)
Service cost--benefit earned during the period  $ 2,458   $ 3,080   $ 2,319
Interest cost on projected benefit obligation     8,439     8,150     7,823
Expected return on assets                       (13,662)  (12,159)  (10,988)
Amortization of transition asset                   (235)     (235)     (235)
Amortization of prior-service cost                1,107     1,287     1,069
Amortization of net gain                         (1,869)     (149)     (344)
                                              ---------    ------    ------
Net periodic pension cost                     $  (3,762)    $ (26)    $(356)
1998 early retirement and curtailment                --        --     4,026
                                              ---------    ------    ------
Total                                          $ (3,762)    $ (26)   $3,670
                                              =========    ======    ======

    The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash, and cash equivalents.

    The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 2000, and a statement of the funded status as of December 31 of both years:

                                                2000          1999
                                              --------      --------
                                                 (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                    $114,445      $128,505
  Service cost                                  2,458         3,080
  Interest cost                                 8,439         8,150
  Actuarial gain                               (1,502)      (18,025)
  Benefit payments                             (7,396)       (7,265)
                                             --------      --------
  Obligation at December 31                  $116,444      $114,445
                                             ========      ========

Reconciliation of fair value of plan assets:
  Fair value of plan assets at January 1     $159,555      $150,026
  Actual return on plan assets                  1,490        16,613
  Pension purchase options rollovers               --           181
  Benefit payments                             (7,396)       (7,265)
                                             --------      --------
  Fair value of plan assets at December 31   $153,649      $159,555
                                             ========      ========

Funded status:
  Funded status at December 31               $ 37,205      $ 45,110
  Unrecognized transition asset                  (309)         (545)
  Unrecognized prior-service cost               7,816        11,461
  Unrecognized net actuarial gain             (41,964)      (57,040)
                                             --------      --------
  Net amount recognized                       $ 2,748     $  (1,014)
                                             ========      ========

The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31:
                                                 2000          1999
                                               --------      --------
                                                   (in thousands)
Prepaid benefit cost                           $ 2,748       $   --
Accrued benefit liability                      $   --        $(1,014)

The assumptions used for actuarial valuations were:
                                                 2000          1999
                                               --------      --------
Discount rate                                    7.75%         7.75%
Rate of increase in future compensation level    4.25%         4.25%
Long-term rate of return on assets               9.50%         9.50%

    Executive survivor and supplemental retirement plan--In addition to providing pension benefits to all electric utility employees, the Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees on their retirements for life or to their beneficiaries on their death for a 15-year postretirement period. Life insurance carried on the plan participants is payable to the Company on the employee's death. There are no plan assets in this nonqualified benefit plan due to the nature of the plan.

    Net periodic pension cost for 2000, 1999, and 1998 includes the following components:
                                                  2000        1999        1998
                                                --------    --------    --------
                                                     (in thousands)
Service cost--benefit earned during the period  $ (136)     $  (99)     $  (88)
Interest cost on projected benefit obligation      798         569         521
Amortization of transition obligation               17          17          18
Amortization of prior service cost                 191         106         111
Recognized net actuarial loss                        1          47         ---
                                                ------      ------      ------
Net periodic pension cost                       $  871      $  640      $  562
Early retirement and curtailment                   711          --       1,413
                                                ------      ------      ------
Total                                           $1,582      $  640      $1,975
                                                ======      ======      ======



    The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2000 and a statement of the funded status as of December 31:

                                               2000          1999
                                             --------      --------
                                                  (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                    $ 10,412      $  9,071
  Service cost                                   (136)          (99)
  Interest cost                                   798           569
  Plan amendments                                (359)        1,618
  Actuarial (gain)/loss                         1,732          (318)
  Early retirement                                711            --
  Benefit payments                               (445)         (429)
                                             --------      --------
  Obligation at December 31                  $ 12,713      $ 10,412
                                             ========      ========

Funded status:
  Funded status at December 31              $ (12,713)    $ (10,412)
  Unrecognized transition obligation              ---            17
  Unrecognized prior-service cost               2,234         2,785
  Unrecognized net actuarial loss               2,789         1,057
                                             --------      --------
  Net amount recognized                      $ (7,690)     $ (6,553)
                                             ========      ========

   The following table provides the amounts recognized in the Consolidated Balance Sheet as of December 31:

                                               2000          1999
                                             --------      --------
                                                  (in thousands)
Accrued benefit liability                    $(10,144)     $ (8,486)
Intangible asset                                2,234         1,933
Accumulated other comprehensive expense           220           ---
                                             --------      --------
Net amount recognized                        $ (7,690)     $ (6,553)
                                             ========      ========

The assumptions used for actuarial valuations were:
                                               2000          1999
                                             --------      --------
Discount rate                                  7.75%         7.75%
Rate of increase in future compensation level  4.50%         4.00%

    Postretirement benefits--In addition to providing pension benefits, the electric utility provides a portion of health insurance and life insurance benefits for retired electric utility employees. Substantially all of the Company's electric utility employees may become eligible for health insurance benefits if they reach age 55 and have 10 years of service. On adoption of SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, in January 1993, the Company elected to recognize its transition obligation related to postretirement benefits earned of approximately $14,964,000 over a period of 20 years. There are no plan assets.

    The net periodic postretirement benefit cost for 2000, 1999, and 1998 includes the following components:

                                                  2000        1999        1998
                                                --------    --------    --------
                                                          (in thousands)
Service cost - benefit earned during the period  $  688      $  753      $  563
Interest cost on accumulated postretirement
  benefit obligation                              1,701       1,432       1,281
Amortization of transition obligation               748         748         748
Amortization of prior service cost                  111         111          --
Life insurance benefits                             865          --          --
Amortization of net gain                             --          --        (209)
                                                 ------      ------      ------
Net periodic postretirement benefit cost         $4,113      $3,044      $2,383
1998 early retirement and curtailment                --          --   	    954
                                                 ------      ------      ------
Total                                            $4,113      $3,044      $3,337
                                                 ======      ======      ======

    The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2000 and a statement of the funded status as of December 31:
                                               2000          1999
                                             --------      --------
                                                  (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                    $ 20,251      $ 23,628
  Service cost                                    688           753
  Interest cost                                 1,701         1,432
  Actuarial (gain)/loss                         2,396        (4,444)
  Benefit payments                             (1,937)       (1,555)
  Life insurance benefits                         865            --
  Participant premium payments                    642           437
                                             --------      --------
  Obligation at December 31                  $ 24,606      $ 20,251
                                             ========      ========

Funded status:
  Funded status at December 31               $(24,606)     $(20,251)
  Unrecognized transition obligation            8,978         9,726
  Unrecognized prior service cost                 486           596
  Unrecognized gain                            (1,825)       (4,348)
                                             --------      --------
  Net amount recognized                      $(16,967)     $(14,277)
                                             ========      ========

    The amounts recognized in the Consolidated Balance Sheets as of December 31:
                                               2000          1999
                                             --------      --------
                                                  (in thousands)
Accrued benefit liability                    $(16,967)     $(14,277)

    The assumed health-care cost-trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 2000 was 7.5 percent for 2001, decreasing linearly each successive year until it reaches 5.0 percent in 2005, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 2000 and 1999, was 7.75 for both years.

    Assumed health-care cost-trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health-care cost-trend rates for 2000 would have the following effects:

                                                 1 percent   1 percent
                                                  increase    decrease
                                                 ---------   ---------
Effect on total of service and interest             (in thousands)
 cost components                                  $  404      $  (326)
Effect on the postretirement benefit obligation   $3,325      $(2,763)

    Leveraged employee stock ownership plan--The Company has a leveraged employee stock ownership plan for the benefit of all of its electric utility employees. Contributions made by the Company were $1,130,000 for 2000, $1,110,000 for 1999, and $1,078,000 for 1998.


11. Compensating balances and short-term borrowings

    The Company maintains formal bank lines of credit for its electric utility operations separate from lines of credit maintained by the diversified companies. The lines of credit make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes. At December 31, 2000, the Company maintained no compensating balances to support formal bank lines of credit. The Company's bank lines of credit totaled $38,000,000, none of which was used at December 31, 2000.


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

    Long-term debt--The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt. About $38 million of the Company's long-term debt, which is subject to variable interest rates, approximates fair value.

                                         2000                 1999
                                 -------------------  -------------------
                                            (in thousands)
                                 Carrying     Fair    Carrying     Fair
                                  amount      value    amount      value
                                 ---------  ---------  ---------  ---------
Cash and short-term investments  $   1,259  $   1,259  $  24,762  $  24,762
Other investments                   19,073     19,073     19,502     19,502
Redeemable preferred stock         (18,000)   (18,000)   (18,000)   (17,650)
Long-term debt                    (191,493)  (199,307)  (176,437)  (176,677)


13.  Property, plant, and equipment                     2000        1999
                                                      --------    --------
                                                  (December 31, in thousands)
  Electric plant:
    Production                                        $310,956    $309,761
    Transmission                                       155,611     151,581
    Distribution                                       251,753     242,130
    General                                             77,037      75,565
                                                      --------    --------
      Electric plant                                   795,357     779,037
  Less accumulated depreciation and amortization       358,301     342,915
                                                      --------    --------
    Electric plant net of accumulated depreciation     437,056     436,122
  Construction work in progress                         10,539      10,979
                                                      --------    --------
    Net electric plant                                $447,595    $447,101
                                                      --------    --------

  Diversified operations plant                        $117,643    $ 99,558
  Less accumulated depreciation and amortization        51,887      43,703
                                                      --------    --------
    Diversified plant net of accumulated depreciation   65,756      55,855
  Construction work in progress                          2,578          --
                                                      --------    --------
      Net diversified operations plant                $ 68,334    $ 55,855
                                                      --------    --------

      Net plant                                       $515,929    $502,956
                                                      ========    ========

14. Income taxes

    The total income tax expense differs from the amount computed by applying the federal income tax rate (35 percent in 2000, 1999 and 1998) to net income before total income tax expense for the following reasons:

                                                    2000      1999       1998
                                                  --------  --------   -------
                                                          (in thousands)
Tax computed at federal statutory rate            $20,209   $24,112    $18,272
Increases (decreases) in tax from:
  State income taxes net of federal income tax
    benefit                                         2,196     2,607      2,665
  Investment tax credit amortization               (1,183)   (1,186)    (1,186)
  Depreciation differences--flow-through
    method reversal                                   186        82      1,133
  Differences reversing in excess of federal rates   (960)     (466)    (1,639)
  Dividend received/paid deduction                   (670)     (667)      (643)
  Affordable housing tax credits                   (1,414)   (1,393)    (1,330)
  Permanent and other differences                    (849)      826        413
                                                  -------   -------    -------
      Total income tax expense                    $17,515   $23,915    $17,685
                                                  =======   =======    =======

Overall effective federal and state income tax rate  30.3%      34.7%      33.9%

Income tax expense includes the following:
  Current federal income taxes                    $21,111   $25,364    $19,918
  Current state income taxes                        4,046     5,037      4,173
  Deferred federal income taxes                    (4,717)   (3,431)    (3,759)
  Deferred state income taxes                        (328)     (476)      (131)
  Affordable housing tax credits                   (1,414)   (1,393)    (1,330)
  Investment tax credit amortization               (1,183)   (1,186)    (1,186)
                                                  -------   -------    -------
    Total                                         $17,515   $23,915    $17,685
                                                  =======   =======    =======

  The Company's deferred tax assets and liabilities were composed of the following on December 31, 2000 and 1999:
                                        2000          1999
                                     ---------     ---------
                                        (in thousands)
Deferred tax assets
  Amortization of tax credits        $   9,849     $  10,601
  Vacation accrual                       1,623         1,286
  Unearned revenue                       1,715         1,563
  Operating reserves                    12,537        11,093
  Differences related to property        3,067         2,392
  Transfer to regulatory liability         539           496
  Other                                  1,642         1,353
                                     ---------     ---------
    Total deferred tax assets        $  30,972     $  28,784
                                     ---------     ---------
Deferred tax liabilities
  Differences related to property     (105,292)     (106,976)
  Excess tax over book pension          (1,113)           --
  Transfer to regulatory asset          (5,510)       (4,110)
  Other                                 (1,523)       (2,547)
                                     ---------     ---------
    Total deferred tax liabilities   $(113,438)    $(113,633)
                                     ---------     ---------

      Deferred income taxes          $ (82,466)    $ (84,849)
                                     =========     =========



15.  Quarterly information (unaudited)

Because of changes in the number of common shares outstanding and the impact of diluted shares, the sum of the quarterly earnings per common share may not equal total earnings per common share.

                                                                     Three Months Ended
                                          March 31               June 30            September 30           December 31
                                     -------------------   -------------------   -------------------   -------------------
                                       2000       1999       2000       1999       2000       1999       2000       1999
                                     --------   --------   --------   --------   --------   --------   --------   --------
                                                             (in thousands except per share data)

Operating revenues                   $134,755   $111,485   $133,729   $112,397   $143,634   $123,619   $147,327   $117,076
Operating income                     $ 19,771   $ 17,688   $ 17,729   $ 14,604   $ 19,194   $ 18,861   $ 15,796   $ 16,213

Net income                            $10,417   $  9,249   $  9,160   $  7,146   $ 10,602   $ 10,380   $ 10,045   $ 18,202
Earnings available for common shares  $ 9,947   $  8,659   $  8,691   $  6,557   $ 10,132   $  9,801   $  9,576   $ 17,732

Basic earnings per share              $  .42    $   .36    $   .36    $   .28    $   .42    $   .41    $   .40    $   .74
Diluted earnings per share            $  .42    $   .36    $   .36    $   .28    $   .42    $   .41    $   .40    $   .74
Dividends paid per common share       $  .255   $   .2475  $   .255   $   .2475  $   .255   $   .2475  $   .255   $   .2475

Price range:
    High                              $21 5/16  $22 3/8    $27 1/2    $21 3/16   $23 7/8    $22 3/4    $29        $22 25/32
    Low                               $18 1/4   $17        $19        $19        $20 3/4    $19        $21 3/16   $18 3/4
Average number of common shares
    outstanding--basic                  23,850    23,780     23,850     23,845     23,850     23,850     23,852     23,851
Average number of common shares
    outstanding--diluted                23,853    23,780     23,921     23,853     23,923     23,893     24,003     23,881


The fourth quarter of 1999 includes a $14.5 million ($8.1 million net-of-tax) gain from the sale of the radio station assets.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -





Stock Listing
--------------

Otter Tail common stock trades on The Nasdaq Stock Market.
(Nasdaq: National Association of Securities Dealers
Automated Quotation.)