Form 10-K, Exhibit 13
period 2001-12-31
OTTER TAIL CORP
filed 2002-03-28
CIK 75129

                                                                    EXHIBIT 13-A


SELECTED CONSOLIDATED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------
                                              2001      2000 (1)    1999 (1)(2) 1998 (3)      1997        1996        1991
                                            --------    --------    --------    --------    --------    --------    --------
(thousands, except number of shareholders and per-share data)
REVENUES
Electric                                    $307,684    $262,280    $233,527    $227,477    $205,121    $199,345    $179,456
Plastics                                      63,216      82,667      31,504      24,946      24,953      22,049          --
Manufacturing                                123,436      97,506      87,086      62,488      58,221      42,519          --
Health services                               79,129      66,319      68,805      69,412      66,859      61,697          --
Other business operations                     80,667      78,159      68,322      48,829      44,173      45,323      20,389
                                            --------    --------    --------    --------    --------    --------    --------
   Total operating revenues                 $654,132    $586,931    $489,244    $433,152    $399,327    $370,933    $199,845

SPECIAL CHARGES                                   --          --          --       9,522          --          --          --
CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE         --          --          --       3,819          --          --          --
NET INCOME                                    43,603      41,042      45,295      34,520      32,346      30,624      26,096
CASH FLOW FROM OPERATIONS                     77,529      61,761      81,850      63,959      69,398      68,611      46,667
CAPITAL EXPENDITURES                          53,596      46,273      35,245      29,289      41,973      64,823      24,642
TOTAL ASSETS                                 782,541     737,708     694,341     655,612     655,441     669,704     491,633
LONG-TERM DEBT                               227,360     195,128     180,159     181,046     189,973     163,176     146,326
REDEEMABLE PREFERRED                            --        18,000      18,000      18,000      18,000      18,000      13,150
BASIC EARNINGS PER SHARE (4) (6)                1.69        1.59        1.75        1.36        1.29        1.23        1.07
DILUTED EARNINGS PER SHARE (4) (6)              1.68        1.59        1.75        1.36        1.29        1.23        1.07
RETURN ON AVERAGE COMMON EQUITY                 15.5%       15.4%       18.4%       15.0%       14.9%       14.9%       15.4%
DIVIDENDS PER COMMON SHARE (6)                  1.04        1.02        0.99        0.96        0.93        0.90        0.80
DIVIDEND PAYOUT RATIO                             62%         64%         57%         71%         72%         73%         74%
COMMON SHARES OUTSTANDING -YEAR END (6)       24,653      24,574      24,571      23,759      23,462      23,072      22,370
NUMBER OF COMMON
  SHAREHOLDERS (5)                            14,358      14,103      13,438      13,699      13,753      13,829      13,928

-----------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Restated to reflect the effects of two 2001 acquisitions accounted for under the pooling-of-interests method. The impact of the poolings on years prior to 1999 is not material.
(2) During 1999 radio station assets were sold for a net gain of $8.1 million or 34 cents per share.
(3) In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates. Basic and diluted earnings per share includes 16 cents per share related to the cumulative effect of the change in accounting principle.
(4)  Based on average number of shares outstanding.
(5)  Holders of record at year end.
(6) Common shares outstanding and per-share data reflect the effect of the two-for-one stock split effective March 15, 2000.

                     Management's discussion and analysis of
                  financial condition and results of operations


Otter Tail Corporation's primary financial goals are to maximize its earnings and cash flows and to allocate capital profitably toward growth opportunities that will increase shareholder value. Management meets these objectives by earning the returns regulators allow in electric operations combined with successfully growing diversified operations. Meeting these objectives enables the Company to preserve and enhance its financial capability by maintaining optimal capitalization ratios and a strong interest coverage position, and preserving strong credit ratings on outstanding securities, which in the form of lower interest rates benefits both the Company's customers and shareholders.


LIQUIDITY:

The Company believes its financial condition is strong and that its cash, other liquid assets, operating cash flows, access to equity capital markets and borrowing capital, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, the Company's operating cash flow and access to capital markets can be impacted by macroeconomic factors outside its control. In addition, the Company's borrowing costs can be impacted by short and long-term debt ratings assigned by independent rating agencies, which in part are based on certain credit measures such as interest coverage and leverage ratios.

The Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios and strong credit ratings, implementing cost-containment programs, and investing in projects that provide returns in excess of the Company's weighted average cost of capital.

Cash provided by operating activities of $77.5 million combined with cash on hand of $1.3 million at December 31, 2000, allowed the Company to pay dividends, meet sinking fund payment requirements, and partially finance capital expenditures.

The $15.8 million increase in cash provided by operating activities between 2001 and 2000 reflects an increase in net income of $2.6 million, a $1.5 million increase in depreciation and amortization expense, a $3.2 million change in deferred taxes, a $5.1 million decrease in deferred debits and other assets primarily reflecting the change in the pension asset and $16.7 million increase in working capital.

The $17.7 million decrease in net cash used in investing activities between 2001 and 2000 reflects an increase in capital expenditures of $7.3 million offset by a $25.2 million reduction in cash used to complete acquisitions. The majority of the increase in capital expenditures occurred in the electric segment as a result of in-progress construction of a new gas-fired combustion turbine and construction of a new transmission line in North Dakota. In 2001 the Company completed six acquisitions. Two of the acquisitions were completed by issuing Company common stock. The remaining four were funded with cash which aggregated $8.9 million in merger consideration.

Net cash used in financing activities was $6.3 million for 2001 compared with $6.6 million for 2000. The slight decrease between the years was due to the following. The Company received net proceeds from employee stock plans of $1.3 million. Dividends paid increased $889,000 and the net change in the issuance of long-term debt over the retirement of long-term debt and preferred stock decreased $208,000 between the periods.

The Company sold $20.79 million of Pollution Control Refunding Revenue Bonds, Mercer County, ND 4.85 percent Series due 2022 and $5.185 million of Pollution Control Refunding Revenue Bonds, Grant County, SD 4.65 percent Series due in 2017 in September 2001. The proceeds were used to redeem the 2019 Series Mercer County (Coyote project) Pollution Control Refunding Revenue Bonds and the 2006 Series Grant County (Big Stone project) Pollution Control Refunding Revenue Bonds in October 2001.

The Company sold $90 million of Senior Notes, 6.63 percent Series due 2011 in December 2001. The proceeds from the sale were used to retire the 8.75 percent Series First Mortgage Bonds at the aggregate redemption price of $19.3 million; retire the $6.35 Cumulative Preferred Shares at the aggregate redemption price of $18.2 million; retire $17.3 million of Varistar term debt; and repay $20.8 million in short-term debt outstanding. The remaining proceeds will be used to fund certain capital expenditures and for general corporate purposes during 2002.

74,480 shares of common stock were issued during 2001 as a result of stock options exercised under the 1999 Stock Incentive Plan generating proceeds of $1.3 million. In addition, the Company issued 721,436 unregistered common shares during 2001 to effect two acquisitions accounted for under the pooling-of-interests method.


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

Consolidated capital expenditures for the years 2001, 2000, and 1999 were $53.6 million, $46.3 million, and $35.2 million, respectively. The estimated capital expenditures for 2002 are $73 million, and the total capital expenditures for the five-year period 2002 through 2006 are expected to be approximately $181 million.

The breakdown of 2001 actual and 2002 through 2006 estimated capital expenditures by segment is as follows:


                                                               2001              2002              2002-2006
                                                               ----              ----              ---------
                                                                               (in millions)

         Electric                                             $ 35              $ 50                $113
         Plastics                                                2                 1                  12
         Manufacturing                                          11                14                  34
         Health services                                         3                 3                   5
         Other business operations                               3                 5                  17
                                                              ----              ----                ----
                  Total                                       $ 54              $ 73                $181
                                                              ====              ====                ====

The $15 million increase in capital expenditures for the electric segment for 2002 as compared to 2001 reflects construction of a new gas-fired combustion turbine plant.

The following table summarizes the Company's contractual obligations at December 31, 2001 and the effect these obligations are expected to have on its liquidity and cash flow in future periods.


                                                                    1          2-3            4-5        After 5
December 31, (in millions)                            Total      year        years          years          years
--------------------------                            ----------------------------------------------------------
Long term debt                                         $256       $29          $14            $10           $203
Coal contracts (required minimums)                      106        14           29             11             52
Construction program(purchase orders)                    16        16           --             --             --
Capacity and energy requirements                         70        14           24             21             11
Operating leases                                         53        16           22             10              5
                                                       ---------------------------------------------------------
Total contractual cash obligations                     $501       $89          $89            $52           $271
                                                       =========================================================

CAPITAL RESOURCES:

Financial flexibility is provided by unused lines of credit, strong financial coverages and credit ratings, and alternative financing arrangements such as leasing.

The Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet scheduled debt retirements and almost completely provide for its estimated 2002 through 2006 consolidated capital expenditures. Reduced demand for electricity or in the products manufactured and sold by the Company could have an effect on funds internally generated. Additional short-term or long-term financing will be required in the period 2002 through 2006 in order to complete the planned capital expenditures, in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares, to complete acquisitions, or for other corporate purposes. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financing or otherwise, or that if such financing is available, it will be available on terms acceptable to the Company. If adequate funds are not available on acceptable terms, our business, results of operations, and financial condition could be adversely affected.

Bank lines of credit are a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed. As of December 31, 2001, the Company had $11.4 million in cash and cash equivalents and $42 million in three separate unused lines of credit. In addition to the formal bank lines, the Company can issue commercial paper. The subsidiaries' notes and credit lines are secured by a pledge of all of the common stock of the subsidiaries. (See note 9 to consolidated financial statements.)

The Company's credit ratings affect its access to the capital market. The current credit ratings for the Company's First Mortgage Bonds at December 31, 2001 are as follows:

     Moody's Investors Service                    Aa3
     Fitch Ratings                                AA
     Standard and Poor's                          A+

Moody's rating outlook has been negative since September 2000. The Company's disclosure of these security ratings is not a recommendation to buy, sell, or hold its securities. A downgrade in the Company's credit ratings could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities.

The 6.63 percent Senior Notes due 2011 contain an investment grade put that could accelerate the maturity date of this series if designated rating agencies rate the senior debt below a rating of Baa3 for Moody's or BBB- for Standard and Poor's. If ratings on the Company's senior unsecured debt are downgraded to "Baa2" or below by Moody's or "BBB" or below by Standard and Poor's and Fitch Ratings, related to the Pollution Control Refunding Revenue Bonds, the Company would be required to grant to Ambac Assurance Corporation, under a financial guaranty insurance policy, a security interest in the assets of the electric utility. The Company believes the risk of either of these occurring is unlikely due to the current bond ratings of the Company combined with its strong debt-to-equity ratio and ability to generate cash from operations.

The Company is in compliance with all covenants or other requirements set forth in its credit agreements, note documents and indentures. Covenants relate to the Company's total net worth, current ratios, cash leverage ratio, fixed charge coverage ratio, and debt-to-equity ratio. The Company's fixed charge coverage ratio after taxes was 4.1x for 2001 compared to 3.8x for 2000, and the long-term debt interest coverage ratio before taxes was 5.2x for 2001, compared to 4.8x for 2000. During 2002 the Company expects these coverages to remain similar to 2001.

The Company did not have any relationships with unconsolidated entities or financial partnerships at December 31,2001. These entities are often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. The Company is not exposed to any financing, liquidity, market or credit risk that could arise if it had such relationships.


Results of operations:

                       Consolidated Results of Operations

The Company recorded diluted earnings per share of $1.68 for the year ended December 31, 2001 compared to $1.59 for the year ended December 31, 2000. Total operating revenues for 2001 were $654.1 million, compared with $586.9 million for 2000. Operating income was $77.5 million for the year 2001 compared with $74.2 million for 2000. Growth in revenues and operating income from the electric, manufacturing and health services segments offset decreased operating income from the plastics and other business operations segments.

                                    Electric

Otter Tail Power Company, a division of Otter Tail Corporation, provides electrical service to more than 126,000 customers in a service territory exceeding 50,000 square miles.

                                                                         2001             2000              1999
                                                                       --------         --------          --------
                                                                                       (in thousands)
Operating revenues                                                      $307,684         $262,280          $233,527
Production fuel                                                           41,776           38,546            36,839
Purchased power                                                           99,491           66,121            44,190
Other operation and maintenance expenses                                  75,531           74,591            71,724
Depreciation and amortization                                             24,272           23,778            23,366
Property taxes                                                             9,464            9,976            10,174
                                                                       --------          --------          --------
Operating income                                                        $ 57,150         $ 49,268          $ 47,234
                                                                        ========         ========          ========


                  (bar graph of information in following table)

                            Electric operating income
                                   (millions)
                            -------------------------

                                1999         $47.2
                                2000         $49.3
                                2001         $57.2

                  (end of graph)

Electric operating revenues for 2001 increased 17.3 percent over 2000 due to a $33.5 million increase in wholesale power revenues, a $10.2 million increase in retail revenues, and a $1.7 million increase in other electric revenues. The increase in wholesale power revenues resulted from a 16.4 percent increase in wholesale prices combined with a 30.2 percent increase in wholesale kilowatt-hour (kwh) sales. The increase in the wholesale sales is the result of the electric utility's increased activity and involvement in wholesale markets. The increase in retail sales revenue is due to a 2.9 percent increase in retail kwh sales along with a $6.3 million increase in cost-of-energy revenue. In addition to a $1.9 million refund of fuel costs resulting from a coal contract arbitration settlement in 2000, the increase in cost-of-energy revenues reflects increases in fuel and purchased power costs per kwh for system use in 2001 as compared to 2000. Increases in retail kwh sold occurred in all customer categories except streetlighting, with commercial having the largest increase. The $1.7 million increase in other electric revenues reflects an increase in transmission service revenues and increases in revenues mainly related to construction service contracts for other utilities.

The $3.2 million (8.4 percent) increase in production fuel expense in 2001 over 2000 is due to the following: a 4.4 percent increase in kwhs generated combined with a 0.8 percent increase in the fuel cost per kwh generated and a reduction in 2000 fuel expenses of $1.9 million related to the coal arbitration settlement. Excluding the impact of this settlement, production fuel expenses increased 3.3 percent. The 50.5 percent increase in purchased power expense is the result of a 24.2 percent increase in kwh purchases combined with a 21.2 percent increase in the cost per kwh purchased. While kwh purchases for resale increased 49.4 percent to provide for the increase in wholesale sales of electricity, kwh purchases for retail sales were down 26.9 percent in 2001 compared to 2000.

Other operation and maintenance expenses increased 1.3 percent in 2001 compared to 2000, mainly due to a 3.1 percent increase in operating and maintenance labor expense. In addition, other operation and maintenance expense for 2000 included a credit of $1.0 million that was recorded as part of the arbitration settlement that recovered previously recorded arbitration expenses. (See note 3 to consolidated financial statements.)

The 2.1 percent increase in depreciation and amortization expense for 2001 compared to 2000 is due to an increase in depreciable plant base as a result of recent capital expenditures. Property taxes decreased 5.1 percent for 2001 compared to 2000 due to a legislative reduction in tax capacity rates used to determine Minnesota property taxes. In addition, under a new state law in Minnesota, generation machinery and attached equipment were exempted for Minnesota property taxes. This reduction in property taxes will be refunded to retail electric customers.

No growth is expected in the electric segment in 2002. The warm winter of 2001 and 2002 will limit growth in retail sales, and the depressed wholesale market will lower sales volumes in 2002.

The 12.3 percent increase in electric operating revenues for 2000 compared to 1999 is due to a $19.8 million increase in wholesale power revenues, a $7.2 million increase in retail revenues and a $1.8 million increase in other electric revenues. Increased wholesale prices along with increased demand contributed to the increase in revenues from wholesale power sales. Wholesale power kwh sales increased 27.8 percent. The electric utility was well positioned to capitalize on sales into a robust wholesale energy market in 2000 due to excellent plant availability when on-peak power prices were high. A 3.5 percent increase in retail kwh sales due primarily to much colder weather during November and December of 2000 compared to the same months in 1999, was the main contributor to the $7.2 million increase in retail electric sales revenues. Retail revenue per kwh sold increased 0.4 percent due to an increase in cost of energy revenues between 2000 and 1999. The $1.8 million increase in other electric segment revenues is due mainly to an increase in transmission service revenues combined with the proceeds from the sale of an algorithm concept developed by the utility to facilitate customer choice in a competitive retail electric market.

The 4.6 percent increase in production fuel expense in 2000 compared to 1999 resulted from a $3.6 million increase in fuel costs at the generating plants offset by a $1.9 million reduction in fuel costs due to the arbitration settlement with Knife River Coal Mining Company. (See note 3 to consolidated financial statements for more information on the arbitration settlement.) The increase in fuel costs at the generating plants reflects a 7.9 percent increase in the fuel cost per kwh generated combined with a 1.8 percent increase in kwh generated. The increase in fuel cost per kwh generated is due to slightly higher coal costs at one of the utility's generating plants and significantly higher fuel costs at the utility's combustion turbines. Purchased power expense increased 49.6 percent as a result of a 28.5 percent increase in the volume of electricity purchased combined with a 16.4 percent increase in the cost per kwh purchased. The additional electricity purchased and generated was needed to provide for increased retail and power pool sales discussed above. The increase in cost per kwh purchased is a function of increased demand in the wholesale energy market and a general increase in electricity usage nationwide without a commensurate increase in generation.

Other operation and maintenance expenses for 2000 increased 4.0 percent as compared to 1999. This increase is due to additional expenses related to employee benefits, customer service enhancements and maintenance on generating plants, transmission, and distribution lines. Included in this increase are credits related to pension cost and the arbitration settlement that recovered previously recorded arbitration expenses.

The 1.8 percent increase in depreciation and amortization expense for 2000 compared to 1999 is due to an increase in depreciable plant base as a result of capital expenditures. The 1.9 percent decrease in property taxes for 2000 compared to 1999 is due to a general decline in mill rates for 2000.


                                    Plastics

Plastics consists of businesses involved in the production of polyvinyl chloride
(PVC) pipe in the Upper Midwest and Southwest regions of the United States. On January 1, 2000, the Company acquired the assets and operations of Vinyltech Corporation (Vinyltech) under the purchase method of accounting. (See note 2 to consolidated financial statements.)

                                                            2001              2000             1999
                                                           ------            ------           -------
                                                                        (in thousands)
         Operating revenues                                $63,216           $82,667          $31,504
         Cost of goods sold                                 57,932            66,286           24,270
         Operating expenses                                  3,446             4,335            2,684
         Depreciation and amortization                       3,229             3,301            1,168
                                                           -------           -------          -------
         Operating (loss) income                           $(1,391)          $ 8,745          $ 3,382
                                                           =======           =======          ========


                  (bar graph of information in following table)

                            Plastics operating income
                                   (millions)
                            -------------------------
                                1999         $ 3.4
                                2000         $ 8.7
                                2001         $(1.4)
                (end of graph)


The 23.5 percent decrease in operating revenues for 2001 compared with 2000 is due to a 29.5 percent decline in average sales price per pound offset by an 8.5 percent increase in pounds of PVC pipe sold. The continuing decline in PVC resin prices combined with an over supply of finished PVC pipe products were the main factors in the decrease in average sales price per pound. The decrease of 12.6 percent in cost of goods sold reflects a 19.5 percent decrease in the average cost per pound of PVC pipe sold. The selling price per pound of PVC pipe is affected directly by the raw material cost of resin. Operating expenses decreased 20.5 percent primarily due to a reduction in labor costs and selling expenses.

The acquisition of Vinyltech on January 1, 2000 is the primary driver behind the increases in operating revenues, cost of goods sold, operating expenses and operating income for 2000 compared to 1999. Strong demands within the PVC pipe industry combined with higher sales prices per pound during the first half of the year also led to increased pipe revenues. The average sales price per pound of pipe between the periods increased 27.3 percent.

During the second half of 2000 there was a significant softening in demand for PVC product lines as PVC pipe prices decreased. The reduction in short-term demand was due in part to our distributors' reluctance to purchase pipe for inventory while pipe prices were declining. The general slowing of the economy also reduced the demand for pipe. Additional resin capacity that came online during 2000 had a negative impact on resin prices. The continuing decline in PVC resin prices that started during the second half of 2000 and continued through 2001 combined with an over supply of finished PVC pipe products has lead to lower sales prices per pound. The Company expects the trends that are affecting the sales prices of PVC pipe to continue into the third quarter of 2002.

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


                                  Manufacturing

Manufacturing consists of businesses involved in the production of wind towers, frame-straightening equipment and accessories for the auto body shop industry, custom plastic pallets, material and handling trays, and horticultural containers, fabrication of steel products, contract machining, and metal parts stamping and fabricating. During 2001 three acquisitions were completed in this segment. On February 28, 2001 the Company acquired the outstanding common stock of T.O. Plastics, Inc. On September 28, 2001 the Company acquired the outstanding common stock of St. George Steel Fabrication, Inc. These two acquisitions were completed as a pooling-of-interests. On November 1, 2001, the Company acquired the assets and operations of Titan Steel Corporation using the purchase method of accounting. (See note 2 to consolidated financial statements.)

                                                            2001              2000            1999
                                                           ------            ------          -------
                                                                       (in thousands)
         Operating revenues                               $123,436           $97,506          $87,086
         Cost of goods sold                                 91,360            72,639           64,907
         Operating expenses                                 14,762            13,992           13,255
         Depreciation and amortization                       5,139             3,930            3,627
                                                          --------           -------          -------
         Operating income                                 $ 12,175           $ 6,945          $ 5,297
                                                          ========           =======          =======

                  (bar graph of information in following table)

                         Manufacturing operating income
                                   (millions)
                         ------------------------------
                                1999         $ 5.3
                                2000         $ 6.9
                                2001         $12.2

             (end of graph)

Operating revenues for the manufacturing segment increased 26.6 percent during 2001 compared to 2000 reflecting increased sales of wind towers combined with increased sales volumes of metal parts stamping, fabrication and thermoform plastic products. The 25.8 percent increase in cost of goods sold correlates with the increased sales volumes. The 5.5 percent increase in operating expenses reflects increases in general and administrative expenses offset by reductions in research, development and selling expenses.

Manufacturing operating revenues increased 12.0 percent during 2000 compared to 1999 due primarily to a $10.6 million increase in sales volumes of metal parts stamping offset by a $4.8 million decrease in operating revenues from the wind tower manufacturer. During 2000 the agricultural equipment manufacturer completed a transition from manufacturing agricultural equipment to manufacturing towers that are used by the wind energy industry. The 11.9 percent increase in cost of goods sold for manufacturing operations in 2000 compared to 1999 closely follows the increase in sales volumes of stamped metal parts offset by the sales reduction at the agricultural equipment manufacturer. The 5.6 percent increase in operating expenses during 2000 compared to 1999 primarily is due to an increase of operating costs at the subsidiary that manufactures products for the auto body industry.


                                 Health services

Health services include businesses involved in the sale of diagnostic medical equipment, supplies and accessories. In addition these businesses also provide service maintenance, mobile diagnostic imaging, mobile PET and nuclear medicine imaging, portable x-ray imaging and rental of diagnostic medical imaging equipment. On September 4, 2001, the Company acquired the assets and operations of Interim Solutions and Sales, Inc. and Midwest Medical Diagnostics, Inc. On September 10, 2001, the Company acquired the assets and operations of Nuclear Imaging, Ltd. In June 2000 the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. (PXE) All of these acquisitions were accounted for using the purchase method of accounting. (See note 2 to consolidated financial statements.)

                                                            2001              2000             1999
                                                           ------            ------           ------
                                                                           (in thousands)
         Operating revenues                                $79,129           $66,319          $68,805
         Cost of goods sold                                 59,388            49,193           52,146
         Operating expenses                                  9,362             8,416            7,479
         Depreciation and amortization                       3,517             2,981            4,244
                                                           -------           -------          -------
         Operating income                                  $ 6,862           $ 5,729          $ 4,936
                                                           =======           =======          =======

                  (bar graph of information in following table)

                        Health services operating income
                                    millions
                        --------------------------------
                                1999         $4.9
                                2000         $5.7
                                2001         $6.9

            (end of graph)


Operating revenues for the health services segment increased 19.3 percent for 2001 compared to 2000 due to an increase in equipment sales, services and supplies combined with an increase of 7.4 percent in scans performed. $4.2 million of the revenue increase was the result of the acquisitions completed in September 2001. Cost of goods sold increased 20.7 percent reflecting increased costs of materials and supplies used and sold in the diagnostic equipment imaging business, increased rent expense and additional expenses as a result of the acquisitions. The operating expense increase related to increased labor costs, selling expenses, insurance expenses and promotion expenses.

The 3.6 percent decrease in operating revenues for health services for 2000 compared to 1999 is the result of decreased dealer sales. Offsetting the decreased dealer sales were increases in services and supply and accessory sales combined with operating revenues from the PXE acquisition and a 9.0 percent increase in the number of imaging scans performed primarily as a result of adding more routes. Cost of goods sold decreased 5.7 percent during 2000 compared to 1999 due to a decline in sales and servicing of equipment. The 12.5 percent increase in operating expenses in 2000 compared to 1999 reflects the results of the PXE acquisition combined with the additional routes and completion of more imaging scans.

                            Other business operations

The Company's other business operations include businesses involved in electrical and telephone construction contracting, transportation, telecommunications, entertainment, energy services, and natural gas marketing as well as the portion of corporate administrative and general expenses that are not allocated to the other segments.

Results of operations for the other business operations segment are as follows:


                                                           2001              2000             1999
                                                          ------            ------           -----
                                                                          (in thousands)
         Operating revenues                               $80,667           $78,159          $68,322
         Cost of goods sold                                41,109            40,938           38,954
         Operating expenses                                30,927            27,088           17,550
         Depreciation and amortization                      5,943             6,572            4,454
                                                          -------           -------          -------
         Operating income                                 $ 2,688           $ 3,561          $ 7,364
                                                          =======           =======          =======

                  (bar graph of information in following table)

                   Other business operations operating income
                                   (millions)
                    -----------------------------------------
                                1999         $7.4
                                2000         $3.6
                                2001         $2.7

            (end of graph)

The 3.2 percent increase in other business operating revenues reflects a $2.4 million increase in revenues from the energy services company and $1.7 million from the transportation subsidiary partially offset by a $2.0 million decrease in revenues from the construction subsidiaries. Both operating revenues and cost of goods sold increased for the energy services company as a result of the higher cost of natural gas during the first half of 2001. The increase in cost of goods sold was offset by reductions in this category from the construction subsidiaries. Increases in brokerage revenue are primarily the reason for the increase in revenue from the transportation subsidiary. The decrease in revenues and cost of goods sold from the construction subsidiaries is due to an overall decline in the number of projects available for the companies to work on in 2001 as compared to 2000. Operating expenses increased 14.3 percent reflecting increased payments to owner-operators and increased brokerage fees within the transportation subsidiary and increases in insurance expenses. The 9.6 percent decrease in depreciation and amortization reflects the write down in 2000 of $800,000 of goodwill that was impaired at the energy services company and charged to amortization expense.

Other business operating revenues increased 14.4 percent during 2000 compared to 1999, reflecting a full year of revenues from the transportation company compared to only four months during 1999. The increased revenues from the transportation company combined with increased revenues from the energy services subsidiary offset decreases in operating revenues from the construction and telecommunication subsidiaries and the lost revenues from the radio stations, which were sold in 1999. Cost of goods sold increased 5.1 percent during 2000 compared to 1999 as a result of the increased sales from the energy services subsidiary offset by a reduction in costs at the construction companies due to lower volumes of contracted work between the periods. The increase in operating expenses also reflects a full year of operations from the transportation company offset by the absence of expenses from the radio stations.

In October 1999 the Company completed the sale of certain assets of the radio stations and video production company owned by KFGO, Inc., and the radio stations owned by Western Minnesota Broadcasting Company for $24.1 million. Operating income includes results of operations for the radio stations through September 1999. The gain from this sale is not included in operating income for segment purposes. For additional information regarding the sale see note 2 to consolidated financial statements. During 1999 the Company agreed, as part of a settlement with the Minnesota Pollution Control Agency, to donate all of its assets in its Quadrant Co. waste incineration plant to the City of Perham, Minnesota. The plant had ceased operations during the third quarter of 1998. Pro forma operating income for other business operations without Quadrant and the radio stations would have been $6,303,000 for 1999.


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


                  (bar graph of information in following table)

                           Other income and deductions
                                   (millions)
                           ---------------------------
                                1999         $2.3
                                2000         $2.1
                                2001         $2.2

                 (end of graph)


Consolidated interest charges

                  (bar graph of information in following table)

                                Interest charges
                                    millions
                                ----------------
                                1999         $15.2
                                2000         $17.0
                                2001         $16.0

                 (end of graph)

Interest expense decreased 6.0 percent for 2001 compared to 2000 due to decreases in the average long-term debt outstanding combined with lower interest rates on the line of credit balances and variable rate debt offset slightly by a higher daily average line of credit borrowings outstanding. Daily average outstanding borrowings were $16.7 million for 2001 compared to $12.8 million for 2000. The average interest rate under the line of credit was 5.2 percent for 2001. The 11.8 percent increase in interest charges in 2000 compared to 1999 is due to increases in long-term debt, higher average borrowings under the line of credit, and higher interest rates on the line of credit between the periods. Average interest rates under the line of credit were 8.1 percent for 2000 compared to 7.0 percent for 1999.

Consolidated income taxes

                  (bar graph of information in following table)

                                  Income taxes
                                    millions
                                  ------------
                                1999         $24.5
                                2000         $18.4
                                2001         $20.1

                 (end of graph)

The 9.4 percent increase in consolidated income taxes for 2001 compared to 2000 follows the $4.3 million increase in income before income taxes. Consolidated income taxes decreased 25.0 percent during 2000 compared to 1999 primarily due to the income tax expense of $6.4 million related to the sale of the radio station assets.


Impact of inflation

The electric utility operates under regulatory provisions that allow price changes in the cost of fuel and purchased power to be passed to customers through automatic adjustments to its rate schedules under the cost of energy adjustment clause. Other increases in the cost of electric service must be recovered through timely filings for rate relief with the appropriate regulatory agency.

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


Factors affecting future earnings

The results of operations discussed above are not necessarily indicative of future earnings. Factors affecting future earnings include, but are not limited to, the Company's ongoing involvement in diversification efforts, the timing and scope of deregulation and open competition, growth of electric revenues, impact of the investment performance of the Company's pension plan, changes in the economy, weather conditions, governmental and regulatory action, fuel and purchased power costs, and environmental issues. Anticipated higher operating costs and carrying charges on increased capital investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

Diversification
In 2001 approximately 24 percent of the Company's net earnings were contributed by diversified operations. The Company plans to make additional acquisitions through its wholly owned subsidiary, Varistar Corporation. It is possible that by 2006 nearly 50 percent of the Company's net earnings will be contributed from diversified operations. The following guidelines are used when considering acquisitions: emerging or middle market company; proven entrepreneurial management team that will remain after the acquisition; products and services intended for commercial rather than retail consumer use; the ability to provide immediate earnings and future growth potential; and 100 percent ownership. The Company intends to grow earnings as a long-term owner of these investments. The Company also assesses the performance of these investments in accordance with its return on capital requirements and will consider divesting underperforming investments. Continuing growth from diversified operations could result in earnings and stock price volatility.

While the Company cannot predict the success of our current diversified businesses, we believe opportunities exist for growth in the business segments. Factors that could affect the results of the diversified businesses include, but are not limited to, the following: fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships; competitive products and pricing pressures and the ability to gain or maintain market share in trade areas; general economic conditions; effectiveness of advertising, marketing, and promotional programs; and adverse weather conditions. The failure of congress to approve extension of the Production Tax Credit for wind energy in December 2001 could have an unfavorable impact on the Company's subsidiary that manufactures towers for the wind energy industry.

Growth of electric revenue
Growth in electric sales will be subject to a number of factors, including the volume of sales of electricity to other utilities, the effectiveness of demand-side management programs, weather, competition, the price of alternative fuels, and the rate of economic growth or decline in the Company's service area. The Company's electric business depends primarily on the use of electricity by customers in our service area. The Company's electric kwh sales to retail customers increased 2.9 percent in 2001, 3.5 percent in 2000, and decreased 2.6 percent in 1999.

Factors beyond the Company's control, such as mergers and acquisitions, geographical location, transmission costs, unplanned interruptions at the Company's generating plants, and the effects of deregulation, could lead to greater volatility in the volume and price of sales of electricity to other utilities. Activity in the short-term energy market is subject to change based on a number of factors and it is difficult to predict the quantity of wholesale power sales or prices for wholesale power although it does appear that market conditions for wholesale power transactions will be depressed during part of 2002.

Regulation
Rates of return earned on utility operations are subject to review by the various state commissions that have jurisdiction over the electric rates charged by the Company. These reviews may result in future revenue reductions when actual rates of return are deemed by regulators to be in excess of allowed rates of return.

On December 29, 2000 the North Dakota Public Service Commission (NDPSC) approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction, and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company. In 2001 the utility recorded an estimated $334,000 refund to North Dakota customers based on 2001 earnings and the utility's 2001 performance relative to the defined standards of the performance-based ratemaking plan.

In 2001, the Minnesota Legislature exempted certain generation machinery and attached equipment from a new state personal property tax levy. The law also requires that any windfall tax savings resulting from this exemption be refunded to utility customers. As a result of this law, $238,000 in 2001 tax savings will be refunded to retail electric customers in 2002.

Load Management and Minnesota Conservation Improvement Programs
Load management efforts will continue in all jurisdictions served by the Company. The goal of load management is to control demand for electricity by customers at times of peak use in order to alleviate or delay the need for building or acquiring new generating capacity or to avoid having to purchase high-priced energy at times of peak demand. In addition to our load management efforts, we also invest in conservation improvement programs in Minnesota as mandated by state law. Conservation improvement programs are designed to encourage and reward the wise and efficient use of electricity by customers.

Fuel Costs
The Company has an agreement for Big Stone Plant's coal supply through December 31, 2004. The Company has been unable to negotiate a competitive delivery rate for coal to the Big Stone Plant with rail carriers. Coal is being shipped to Big Stone Plant under a tariff rate that is set through December 2002. The Company has commenced a proceeding before the Surface Transportation Board requesting the Board set a competitive rate. The Company expects the outcome to have a favorable impact on its fuel costs for the Big Stone Plant.

The Mid-Continent Area Power Pool region has experienced a reduction in availability of excess generation and transmission capacity, particularly in the summer season in the recent years. While the availability of the Company's plants has been excellent, the loss of a major plant could expose the Company to higher purchased power costs. Two factors significantly mitigate this financial risk. First, wholesale sale contracts include provisions to release the Company from its obligations in case of a plant outage; and second, the Company has cost of energy adjustment clauses that allow pass through of most of the energy costs to retail customers.

Environmental
Current regulations under the Federal Clean Air Act (the Act) are not expected to have a significant impact on future capital requirements or operating costs. However, proposed or future regulations under the Act, changes in the future coal supply market, and/or other laws and regulations could impact such requirements or costs. It is anticipated that, under current regulatory principles, any such costs could be recovered through rates. All of the Company's electric generating plants operated within the Act's phase two standards for sulfur-dioxide and nitrogen-oxide emissions in 2001. Ongoing compliance with the phase two requirements is not expected to significantly impact operations at any of the Company's plants.

The Act called for Environmental Protection Agency (EPA) studies of the effects of emissions of listed pollutants by electric steam generating plants. The EPA has completed the studies and sent reports to Congress. The Act required that the EPA make a finding as to whether regulation of emissions of hazardous air pollutants from fossil fuel-fired electric utility generating units is appropriate and necessary. On December 14, 2000, the EPA announced that it will regulate mercury emissions from electric generating units. The EPA expects to propose regulations by December 2003 and issue final rules by December 2004. Because promulgation of rules by the EPA has not been completed, it is not possible to assess whether, or to what extent, this regulation will impact the Company.

The Company is planning to further improve the fine particulate emissions control at its Big Stone Plant by replacing a major portion of the plant's electrostatic precipitator in 2002 with a system based on Advanced Hybrid Particulate Collector technology. The new system will be installed as part of a demonstration project co-funded by the Department of Energy's National Energy Technology Laboratory Power Plant Improvement Initiative. The technology is designed to capture at least 99.99% of fly ash particulates emitted from the boiler. The Energy Department's share of the $13.4 million project is $6.5 million. The Company's share of the project is approximately $2.9 million with the remaining portion funded by the plant's co-owners and other industry participants.

The EPA has targeted electric steam generating units as part of an enforcement initiative relative to compliance with the Act. The EPA is attempting to determine if utilities violated certain provisions of the Act by making major modifications to their facilities without installing state-of-the-art pollution controls. On January 2, 2001, the Company received a request from the EPA pursuant to Section 114(a) of the Act requiring the Company to provide certain information relative to past operation and capital construction projects at its Big Stone Plant. The Company has responded to that request and cannot, at this time, determine what, if any, actions will be taken by the EPA as a result of the Company's response.

At the request of the Minnesota Pollution Control Agency (MPCA) the Company has an ongoing investigation at the Hoot Lake Plant closed ash disposal sites. The MPCA continues to monitor site activities under their Voluntary Investigation and Cleanup Program. In April 2001, Otter Tail submitted a Remedial Investigation Work Plan to the MPCA describing our plans to further investigate the environmental impact of the closed portion of the Hoot Lake Plant ash disposal site. The MPCA approved the plan, with some suggested modifications, in their letter of July 31, 2001. These tasks have been completed. The MPCA also asked that we eliminate a ground water seepage that was originating from one of the disposal areas. That task was completed in early November of 2001. We are continuing to monitor the site for evidence of further seepage.

Deregulation and legislation
In December 1999 the Federal Energy Regulatory Commission (FERC) issued Order No. 2000. This order requires public utilities that own, operate, or control interstate transmission to file by October 15, 2000, a proposal for a regional transmission organization (RTO) or a description of any efforts made to participate in an RTO, the reasons for not participating, and any plans for further work towards participation. The goal is to consolidate control of the transmission industry into a new structure of independent regional grid operators.

The electric utility agreed in October 2001 to join the Indianapolis-based Midwest Independent System Operator (MISO) RTO. In December 2001, MISO received FERC approval as a regional transmission organization. The MISO began operational control of the electric utility's transmission facilities above 100 kv on February 1, 2002. The utility continues to own and maintain its transmission assets as before. As the electric utility transitions to the full operation of the MISO there could be short-term negative impacts on wholesale power transactions. During 2002, the electric utility will work within MISO on evaluating for-profit transmission alliances, incentive for transmission construction and market design and implementation.

The U.S. Congress ended its 2001 legislative session without taking action on proposed electric industry restructuring legislation. The Minnesota Legislature passed an energy bill in 2001. Its primary focus was to streamline the siting and routing processes for the construction of new electric generation and transmission projects. The bill also added to utility requirements for renewable energy and energy conservation. There was no legislative action regarding electric retail choice in any of the states where the electric utility serves. No major electricity legislation is expected in the 2002 state legislative sessions. The Company does not expect retail competition to come to the States of Minnesota, North Dakota or South Dakota in the foreseeable future unless there is a federal effort to accomplish this.

Competition in the electric industry

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


Key accounting policies and accounting pronouncements

The Company's operations occur within five diverse segments. Three key accounting polices are revenue recognition, inventory valuations, and use of estimates. Due to the diverse business operations of the Company revenue recognition depends on the product that is produced and sold. Provisions for sale returns and warranty costs are recorded at the time of the sale based on historical information and current trends. The majority of the Company's inventory is valued at the lower of cost or market. Changes in the market conditions could require a write down of inventory values. The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Examples of items where estimates are used are unbilled revenues, collectablilty of accounts receivable, self insurance reserves, pension plan costs or income, and service contract maintenance costs. As better information becomes available or actual amounts are known, estimates are revised. Operating results can be affected by changes made to prior accounting estimates. See note 1 in the notes to consolidated financial statements for more details on significant accounting polices.

   As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires all derivative instruments be reported on the consolidated balance sheet at fair value. The adoption of SFAS No. 133 did not have a material effect on the Company's consolidated financial statements. The application of SFAS 133 to electric utilities continued to evolve throughout 2001. On December 19, 2001, the Financial Accounting Standards Board revised SFAS 133 Implementation Issue No. C15 to be effective April 1, 2002 with early adoption allowed. As of December 31, 2001, the Company early adopted the revised SFAS 133 Implementation Issue No. C15. The Company has determined that certain electric energy contracts meet the criteria of a derivative under SFAS 133 but qualify for the normal purchase and normal sales exception and are not subject to mark-to-market accounting treatment. SFAS 133 did not have a material effect on the Company's 2001 consolidated financial statements.

In July 2001 the FASB issued SFAS 141, Business Combinations, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies that intangible assets acquired in a business combination, that meet certain criteria, be recognized and reported apart from goodwill. The Company has adopted this statement as of July 1, 2001 and applied it to the following acquisitions that occurred after July 1, 2001:
Interim Solutions and Sales, Inc, Midwest Medical Diagnostics, Inc., Nuclear Imaging, Ltd, and Titan Steel Corporation. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In July 2001 the FASB issued SFAS 142, Goodwill and Other Intangible Assets, which requires goodwill and intangible assets with indefinite useful lives no longer be amortized. Rather they will be tested for impairment, at least annually, in accordance with the provisions of SFAS 142. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and will be reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 142 is effective January 1, 2002, except for any goodwill arising in a purchase business combination completed on or after July 1, 2001 which would be subject immediately to the provisions of SFAS 142. As of December 31, 2001, the Company had net goodwill of $48.2 million. Included on the Company's consolidated statement of income for the twelve months ended December 31, 2001 is $3.2 million in goodwill amortization expense. SFAS 142 requires the Company perform an assessment of goodwill impairment as of the date of adoption. Any impairment loss resulting from this transition to SFAS 142 would be recognized as a cumulative effect of a change in accounting principle in the Company's consolidated income statement at the time of adoption. The Company is continuing to evaluate the effect that the adoption of this statement may have on its consolidated financial statements. Based on the work completed to date, the Company does not expect the implementation of this statement to have a material impact on its consolidated results of operations and financial position.

In July 2001 the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which provides accounting requirements for retirement obligations associated with tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company is assessing this statement but has not yet determined the impact of SFAS 143 on its consolidated financial position or results of operations.

The FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets in October 2001. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement develops one accounting model for long-lived assets to be disposed of by sale and also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the accounting model for impairment or disposal of long-lived assets on January 1, 2002. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.


Quantitative and Qualitative Disclosures About Market Risk

The Company has limited exposure to market risk associated with interest rates and commodity prices. The majority of the Company's long-term debt obligations bear interest at a fixed rate. Variable rate long-term debt bears interest at a rate that is reset on a periodic basis reflecting current market conditions. The Company manages its interest rate risk through the issuance of fixed-rate debt with varying maturities, maintaining consistent credit ratings, through economic refunding of debt through optional refundings, limiting the amount of variable interest rate debt, and utilization of short-term borrowings to allow flexibility in the timing and placement of long-term debt. As of December 31, 2001, the Company had $17.0 million of long-term debt subject to variable interest rates. Assuming no change in the Company's financial structure, if variable interest rates were to average 1 percent higher or lower than what the average variable rate was on December 31, 2001, interest expense and pre-tax earnings would change by approximately $170,000. The Company has short-term borrowing arrangements to provide working capital and general corporate funds. The level of borrowings under these arrangements varies from period to period, depending upon, among other factors, operating needs and capital expenditures. The interest rate on the majority of the short-term borrowing arrangements is variable based on LIBOR.

The electric utility's retail portion of fuel and purchased power costs are subject to cost of energy adjustment clauses that mitigate the commodity price risk by allowing a pass through of most of the increase or decrease in energy costs to retail customers. In addition, the electric utility participates in an active wholesale power market providing access to commodity transactions that may serve to mitigate price risk. The electric utility has in place an energy risk management policy with a primary goal to manage, through the use of defined risk management practices, price risk and credit risk associated with wholesale power purchases and sales.

The energy services subsidiary markets natural gas to approximately 150 retail customers. A portion of these customers are served under fixed-price contracts. There is price risk associated with this limited number of fixed-price contracts since the corresponding cost of natural gas is not immediately locked in. This price risk is not considered material to the Company. In addition, the Company has in place an energy risk management policy with the primary goal of managing, through the use of defined risk management practices, price risk and credit risk associated with the marketing of natural gas.

The plastics companies are exposed to market risk related to changes in commodity prices for PVC resins, the raw material used to manufacture PVC pipe. The PVC pipe industry is highly sensitive to commodity raw material pricing volatility. Currently, margins are very tight due to aggressive competition in a period of soft demand.

The Company does not use derivative financial instruments for speculative or trading purposes.


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

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of Otter Tail Corporation

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Corporation and its subsidiaries (the Company) as of December 31, 2001, and 2000, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001, and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 1, 2002

OTTER TAIL CORPORATION

CONSOLIDATED BALANCE SHEETS, DECEMBER 31                                                           2001                 2000
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (in thousands)
ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                                                    $ 11,378            $  1,259
     Accounts receivable:
          Trade (less allowance for doubtful accounts:
                      2001, $1,109,000; 2000, $922,000)                                             64,215              61,913
          Other                                                                                      5,047               6,813
     Inventory, fuel, materials and supplies                                                        39,301              42,263
     Deferred income taxes                                                                           4,020               3,694
     Accrued utility revenues                                                                       11,055              11,315
     Other                                                                                           8,878               6,468
                                                                                                  --------            --------
               Total current assets                                                                143,894             133,725
                                                                                                  --------            --------

INVESTMENTS                                                                                         18,009              17,966
INTANGIBLES--NET                                                                                    49,805              43,532
OTHER ASSETS                                                                                        15,687              11,236

DEFERRED DEBITS
     Unamortized debt expense and reacquisition premiums                                             5,646               2,778
     Regulatory assets                                                                               5,117               5,517
     Other                                                                                           1,406               1,183
                                                                                                  --------            --------
               Total deferred debits                                                                12,169               9,478
                                                                                                  --------            --------
PLANT
     Electric plant in service                                                                     810,470             795,357
     Diversified operations                                                                        145,712             129,716
                                                                                                  --------            --------
          Total                                                                                    956,182             925,073
     Less accumulated depreciation and amortization                                                441,863             416,419
                                                                                                  --------            --------
          Plant - net of accumulated depreciation and amortization                                 514,319             508,654
     Construction work in progress                                                                  28,658              13,117
                                                                                                  --------            --------
          Net plant                                                                                542,977             521,771
                                                                                                  --------            --------

                    TOTAL                                                                         $782,541            $737,708
                                                                                                  ========            ========

See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED BALANCE SHEETS, DECEMBER 31                                                                  2001             2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               (in thousands)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
     Sinking fund requirements and current maturities of long-term debt                                $  28,946          $  14,288
     Accounts payable                                                                                     54,777             52,525
     Accrued salaries and wages                                                                            9,491              9,476
     Income taxes payable                                                                                  1,634              3,243
     Other accrued taxes                                                                                   9,854             10,585
     Other accrued liabilities                                                                             6,090              6,524
                                                                                                       ---------          ---------
               Total current liabilities                                                                 110,792             96,641
                                                                                                       ---------          ---------

NONCURRENT LIABILITIES                                                                                    32,981             30,181
                                                                                                       ---------          ---------

COMMITMENTS (NOTE 6)

DEFERRED CREDITS
     Deferred income taxes                                                                                85,591             86,407
     Deferred investment tax credit                                                                       13,935             15,112
     Regulatory liabilities                                                                                9,914             10,618
     Other                                                                                                 7,160              6,850
                                                                                                       ---------          ---------
               Total deferred credits                                                                    116,600            118,987
                                                                                                       ---------          ---------

CAPITALIZATION (PAGE 35)
     Long-term debt, net of sinking fund and current maturities                                          227,360            195,128

     Cumulative preferred shares                                                                          15,500             33,500

     Common shares, par value $5 per share -- authorized, 50,000,000 shares;
          outstanding, 2001 -- 24,653,490 shares; 2000 -- 24,574,288 shares                            $ 123,267          $ 122,871
     Premium on common shares                                                                              1,526                 50
     Unearned compensation                                                                                  (151)              (226)
     Retained earnings                                                                                   156,641            140,796
     Accumulated other comprehensive expense                                                              (1,975)              (220)
                                                                                                       ---------          ---------
          Total common equity                                                                            279,308            263,271

               Total capitalization                                                                      522,168            491,899
                                                                                                       ---------          ---------

                    TOTAL                                                                              $ 782,541          $ 737,708
                                                                                                       =========          =========

See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31                                                       2001               2000                1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands, except per-share amounts)
OPERATING REVENUES
     Electric                                                                       $ 307,684           $ 262,280          $ 233,527
     Plastics                                                                          63,216              82,667             31,504
     Manufacturing                                                                    123,436              97,506             87,086
     Health services                                                                   79,129              66,319             68,805
     Other business operations                                                         80,667              78,159             68,322
                                                                                    ---------           ---------          ---------
          Total operating revenues                                                    654,132             586,931            489,244

OPERATING EXPENSES
     Production fuel                                                                   41,776              38,546             36,839
     Purchased power                                                                   99,491              66,121             44,190
     Electric operation and maintenance expenses                                       75,531              74,591             71,724
     Cost of goods sold                                                               249,789             229,056            180,277
     Other nonelectric expenses                                                        58,497              53,831             40,964
     Depreciation and amortization                                                     42,100              40,562             36,859
     Property taxes                                                                     9,464               9,976             10,178
                                                                                    ---------           ---------          ---------
          Total operating expenses                                                    576,648             512,683            421,031

OPERATING INCOME
     Electric                                                                          57,150              49,268             47,234
     Plastics                                                                          (1,391)              8,745              3,382
     Manufacturing                                                                     12,175               6,945              5,297
     Health services                                                                    6,862               5,729              4,936
     Other business operations                                                          2,688               3,561              7,364
                                                                                    ---------           ---------          ---------
                                                                                       77,484              74,248             68,213

GAIN FROM SALE OF RADIO STATION ASSETS                                                      -                   -             14,469

OTHER INCOME AND DEDUCTIONS -- NET                                                      2,193               2,154              2,311

INTEREST CHARGES                                                                       15,991              17,005             15,209
                                                                                    ---------           ---------          ---------

INCOME BEFORE INCOME TAXES                                                             63,686              59,397             69,784

INCOME TAXES                                                                           20,083              18,355             24,489
                                                                                    ---------           ---------          ---------

NET INCOME                                                                             43,603              41,042             45,295

PREFERRED DIVIDEND REQUIREMENTS                                                         1,993               1,879              2,228
                                                                                    ---------           ---------          ---------

EARNINGS AVAILABLE FOR COMMON SHARES                                                $  41,610           $  39,163          $  43,067
                                                                                    =========           =========          =========

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC                                    24,600              24,572             24,553
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED                                  24,832              24,649             24,575

BASIC EARNINGS PER SHARE                                                            $    1.69           $    1.59          $    1.75
DILUTED EARNINGS PER SHARE                                                          $    1.68           $    1.59          $    1.75

DIVIDENDS PER COMMON SHARE                                                          $    1.04           $    1.02          $    0.99

See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             ACCUMULATED
                                                COMMON     PAR VALUE,  PREMIUM ON                               OTHER
                                                SHARES       COMMON      COMMON     UNEARNED     RETAINED   COMPREHENSIVE    TOTAL
                                             OUTSTANDING     SHARES      SHARES   COMPENSATION   EARNINGS  INCOME/(EXPENSE)  EQUITY
                                            ----------------------------------------------------------------------------------------
                                                                 (in thousands, except common shares outstanding)
BALANCE, DECEMBER 31, 1998                     11,879,504  $  59,398    $ 39,919  $     -     $ 125,462       $   297      $225,076

 Common stock issuances - net of retirement        45,483        227       1,540              $     (10)                      1,757
 Unearned compensation - stock options                                       301     (301)                                        -
 Two-for-one stock split - March 15, 2000      11,924,987     59,625     (41,760)               (17,865)                          -
 Effects of pooling transactions,
    January 1, 1999:
    T.O. Plastics, Inc.                           451,066      2,255                             (1,277)                        978
    St. George Steel Fabrication, Inc.            270,370      1,352                                426                       1,778
 Comprehensive income:
      Net income                                                                                 45,295                      45,295
      Reversal of previously recorded
        unrealized gains on available-
        for-sale securities sold                                                                                 (297)         (297)
                                                                                                                           --------
         Total comprehensive income                                                                                          44,998
 Cumulative preferred dividends                                                                  (2,267)                     (2,267)
 Common dividends                                                                               (23,554)                    (23,554)
                                            ---------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                     24,571,410  $ 122,857    $      -  $  (301)    $ 126,210       $     -      $248,766

 Common stock issuances                             2,878         14          50                                                 64
 Amortization of unearned compensation -
    stock options                                                                      75                                        75
 Comprehensive income:
      Net income                                                                                 41,042                      41,042
      Minimum liability adjustment                                                                               (220)         (220)
                                                                                                                           --------
         Total comprehensive income                                                                                          40,822
 Purchase stock for employee purchase
    plan on open market                                                                            (250)                       (250)
 Cumulative preferred dividends                                                                  (1,878)                     (1,878)
 Common dividends                                                                               (24,328)                    (24,328)
                                            ---------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                     24,574,288  $ 122,871    $     50  $  (226)    $ 140,796       $  (220)     $263,271

 Common stock issuances                            79,202        396       1,187                                              1,583
 Amortization of unearned compensation -
    stock options                                                                      75                                        75
 Comprehensive income:
      Net income                                                                                 43,603                      43,603
      Minimum liability adjustment                                                                             (1,755)       (1,755)
                                                                                                                           --------
         Total comprehensive income                                                                                          41,848
Tax benefit for exercise of stock options                                    302                                                302
 Remove capital stock expense $6.35
    preferred shares                                                         246                   (246)                          -
 Purchase stock for employee purchase
    plan on open market                                                     (259)                  (168)                       (427)
 Cumulative preferred dividends                                                                  (2,088)                     (2,088)
 Common dividends                                                                               (25,256)                    (25,256)
                                            ---------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                     24,653,490  $ 123,267     $ 1,526  $  (151)    $ 156,641       $(1,975)     $279,308
                                            ---------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31                                                                2001          2000           1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (in thousands)
Cash flows from operating activities
     Net income                                                                             $  43,603       $ 41,042       $ 45,295
     Adjustments to reconcile net income to net cash provided
     by operating activities:
          Depreciation and amortization                                                        42,100         40,562         36,859
          Deferred investment tax credit--net                                                  (1,177)        (1,183)        (1,186)
          Deferred income taxes                                                                (1,441)        (4,655)        (3,820)
          Change in deferred debits and other assets                                           (8,434)        (3,346)          (459)
          Change in noncurrent liabilities and deferred credits                                 2,484          4,263          4,727
          Allowance for equity (other) funds used during construction                            (963)          (341)          (246)
         (Gain)/loss on sale of investments and radio station assets                              (81)           728        (14,455)
      Changes in working capital:
          Change in receivables, materials, and supplies                                        4,880        (20,781)          (572)
          Change in other current assets                                                         (432)           537          1,348
          Change in payables and other current liabilities                                       (581)         9,904          8,253
          Change in interest and income taxes payable                                          (2,429)        (4,969)         6,106
                                                                                            ---------       --------       --------
               Net cash provided by operating activities                                       77,529         61,761         81,850
                                                                                            ---------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES
     Gross capital expenditures                                                               (53,596)       (46,273)       (35,245)
     Proceeds from sale of radio station assets                                                     -              -         24,063
     Proceeds from disposal of noncurrent assets                                                3,298          1,709          1,930
     Acquisitions--net of cash acquired                                                        (8,948)       (34,194)       (16,000)
     Change in other investments                                                               (1,884)           (86)            (9)
                                                                                            ---------       --------       --------
               Net cash used in investing activities                                          (61,130)       (78,844)       (25,261)
                                                                                            ---------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Change in short-term debt--net issuances                                                       -            (50)        (4,228)
     Proceeds from issuance of long-term debt--net of expenses                                119,266         44,814         15,444
     Proceeds from issuance of common stock--net                                                    -             14          1,757
     Proceeds from employee stock plans                                                         1,347              -              -
     Redemption of preferred stock                                                            (18,000)             -         (5,331)
     Payments for retirement of long-term debt                                                (81,549)       (24,889)       (17,618)
     Dividends paid and other distributions                                                   (27,344)       (26,455)       (25,820)
                                                                                            ---------       --------       --------
               Net cash used in financing activities                                           (6,280)        (6,566)       (35,796)
                                                                                            ---------       --------       --------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                        10,119        (23,649)        20,793
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                  1,259         24,908          4,115
                                                                                            ---------       --------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                    $  11,378       $  1,259       $ 24,908
                                                                                            =========       ========       ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for:
          Interest (net of amount capitalized)                                              $  16,313       $ 16,075       $ 14,004
          Income taxes                                                                      $  23,575       $ 28,510       $ 23,077


See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED STATEMENTS OF CAPITALIZATION, DECEMBER 31                                                   2001               2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (in thousands)
Long-term debt
     First mortgage bond series:
          7.25%, due August 1, 2002                                                                      $ 18,200           $ 18,400
          8.75%, retired December 2001                                                                          -             18,200
          8.25%, due August 1, 2022                                                                        27,300             27,600
          Pollution control series:
               6.5-6.9%, Big Stone and Coyote project - retired October 2001                                    -             25,981
                                                                                                         --------           --------
                    Total first mortgage bond series                                                       45,500             90,181

     Senior debentures 6.375%, due December 1, 2007                                                        50,000             50,000
     Senior notes 6.63%, due December 1, 2011                                                              90,000                  -
     Industrial development refunding revenue bonds
          5.00% due December 1, 2002                                                                        3,010              3,010
     Pollution control refunding revenue bonds
          variable 1.9% at December 31, 2001, due December 1, 2012                                         10,400             10,400
     Grant County, South Dakota pollution control refunding revenue
          bonds 4.65%, due September 1, 2017                                                                5,185                  -
     Mercer County, North Dakota pollution control refunding revenue
          bonds 4.85%, due September 1, 2022                                                               20,790                  -
     Obligations of Varistar Corporation:
          7.80% ten-year term note, due October 31, 2007                                                    9,771             12,021
          Variable 8.11% at December 31, 2000, retired December 2001                                            -             16,640
          8.15% five-year term note, due October 31, 2005                                                   5,280              6,600
          Variable 3.66% at December 31, 2001, due July 3, 2007                                             4,479              5,324
          Various at  3.25% to 8.4% at December 31, 2001                                                   11,571             15,214
     Obligations of Otter Tail Energy Services Company
          8.75% ten-year term note, due April 11, 2008                                                        892                994
     Other                                                                                                      5                  6
                                                                                                         --------           --------
               Total                                                                                      256,883            210,390
Less:
     Current maturities                                                                                    28,646             13,293
     Sinking fund requirement                                                                                 300                995
     Unamortized debt discount and premium -- net                                                             577                974
                                                                                                         --------           --------
                    Total long-term debt                                                                  227,360            195,128
                                                                                                         --------           --------

CUMULATIVE PREFERRED SHARES -- without par value (stated and liquidating value
     $100 a share) -- authorized 1,500,000 shares; outstanding:
          Series subject to mandatory redemption:
               Outstanding December 31, 2000 $6.35, 180,000 shares                                              -             18,000
                                                                                                         --------           --------

          Other series:
               $3.60, 60,000 shares                                                                         6,000              6,000
               $4.40, 25,000 shares                                                                         2,500              2,500
               $4.65, 30,000 shares                                                                         3,000              3,000
               $6.75, 40,000 shares                                                                         4,000              4,000
                                                                                                         --------           --------
                     Total other preferred                                                                 15,500             15,500
                                                                                                         --------           --------

CUMULATIVE PREFERENCE SHARES -- without par value, authorized
     1,000,000 shares; outstanding: none

TOTAL COMMON SHAREHOLDERS' EQUITY                                                                         279,308            263,271
                                                                                                         --------           --------


TOTAL CAPITALIZATION                                                                                     $522,168           $491,899
                                                                                                         ========           ========

See accompanying notes to consolidated financial statements.

Otter Tail Corporation
Notes to consolidated financial statements
For the years ended December 31, 2001, 2000 and 1999

1. Summary of significant accounting policies

   Principles of consolidation--The consolidated financial statements include Otter Tail Corporation and its wholly owned subsidiaries (the Company). Profits on sales between nonregulated affiliates and from the regulated electric utility company to nonregulated affiliates are eliminated. However, profits on sales to the regulated electric utility company from nonregulated affiliates are not eliminated, in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. These amounts are not material.

   System of accounts--For regulatory reporting purposes, the electric utility's internal system of accounts is translated into the accounts of the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC), the Public Service Commission of North Dakota, and the Public Utilities Commissions of Minnesota and South Dakota.

   Regulation and Statement of Financial Accounting Standards (SFAS) No. 71--As a regulated entity the Company and the electric utility account for the financial effects of regulation in accordance with SFAS No. 71. This statement allows for the recording of a regulatory asset or liability for costs that will be collected or refunded through the ratemaking process in the future. Included on the Company's Consolidated Balance Sheets for the years ended December 31, 2001 and 2000 are regulatory assets and liabilities that primarily relate to the recording of deferred taxes as required by SFAS No. 109, Accounting for Income Taxes.

   Plant, retirements, and depreciation--Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction (AFC). AFC, a noncash item, is included in utility construction work in progress. The amount of AFC capitalized was $1,342,000 for 2001, $471,000 for 2000, and $344,000 for 1999. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.06 percent for 1999 through 2001.

   Property and equipment of nonutility and diversified operations are carried at historical cost or at the current appraised value if acquired in a business combination accounted for under the purchase method of accounting, and are depreciated on a straight-line basis over useful lives (3 to 40 years) of the related assets. Replacement and major improvements are capitalized; maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of net income.

   Jointly owned plants--The consolidated financial statements include the Company's 53.9 percent (Big Stone Plant) and 35 percent (Coyote Station) ownership interests in the assets, liabilities, revenue, and expenses of Big Stone Plant and Coyote Station, respectively. Amounts at December 31, 2001 and 2000 included in electric plant in service for Big Stone were $112,898,000 and $111,850,000, respectively, and the accumulated depreciation was $71,585,000 and $68,269,000, respectively. Amounts at December 31, 2001 and 2000 included in electric plant in service for Coyote were $146,566,000 and $146,292,000, respectively, and the accumulated depreciation was $74,057,000 and $70,524,000, respectively. The Company's share of direct revenue and expenses of the jointly owned plants in service is included in operating revenue and expenses in the Consolidated Statements of Income.

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

     Revenue recognition--Due to the diverse business operations of the Company revenue recognition depends on the product produced and sold. However, in general, the Company recognizes revenue when the earnings process is complete, evidenced by an agreement with the customer, there has been delivery and acceptance, and the price is fixed or determinable. In cases where significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. Provisions for sale returns and warranty costs are recorded at the time of the sale based on historical information and current trends.

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

     Revenues on almost all of wholesale sales are recognized when energy is delivered. The majority of revenue is the result of bilateral agreements with individual counter-parties.

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

     Pre-production costs--As part of the manufacturing process, the Company incurs costs related to the design and development of molds, dies, and tools. As of January 1, 2000 the Company adopted prospectively Emerging Issues Task Force Statement (EITF) 99-5, Accounting for Pre-production Costs Related to Long-Term Supply Arrangements. The Company capitalizes the costs related to the design and development of molds, dies, and tools used to produce products under a long-term supply arrangement, some of which are owned by the Company. During 2001 and 2000 the amount of costs capitalized were $1,216,000 and $1,254,000. These costs are amortized over three years.

     Stock-based compensation--As described in note 4, the Company has elected to follow the accounting provisions of Accounting Principle Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation.

     Use of estimates--The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as depreciable lives, tax provisions, collectability of trade accounts receivable, self insurance programs, environmental liabilities, unbilled revenues, unscheduled power exchanges, service contract maintenance costs and actuarially determined benefit costs. As better information becomes available (or actual amounts are determinable) the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

     Reclassifications--Certain prior year amounts have been reclassified to conform to 2001 presentation. Such reclassifications had no impact on net income, shareholders' equity, or cash flows provided from operations. In addition, during 2001 the Company completed two acquisitions using the pooling-of-interests accounting method. Consolidated financial statements for 1999 and 2000 have been restated to reflect these acquisitions.

     Cash equivalents--The Company considers all highly liquid debt instruments purchased with maturity of 90 days or less to be cash equivalents.

     Debt reacquisition premiums--In accordance with regulatory treatment, the Company defers utility debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

     Investments--At December 31, 2001 and 2000, the Company had investments of $6,108,000 and $6,759,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments provided the Company with tax credits of $1,418,000 and $1,414,000 in 2001 and 2000, respectively. The balance of investments at December 31, 2001, consists of $6,058,000 in additional investments accounted for under the equity method and $5,843,000 in other investments accounted for under the cost method, with $1,186,000 related to participation in economic development loan pools. The balance of investments at December 31, 2000, consists of $5,024,000 in additional investments accounted for under the equity method and $6,180,000 in other investments accounted for under the cost method, with $1,263,000 related to participation in economic development loan pools. (See further discussion under note 10.)

     Inventories--The electric operation inventories are reported at average cost. The plastics, health services, manufacturing, and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

     Short-term debt--There was no short-term debt outstanding as of December 31, 2001 and 2000. The average interest rate paid on short-term debt during 2001 and 2000 was 5.2 percent and 8.1 percent, respectively.

     Intangible assets--The majority of the Company's intangible assets consist of goodwill associated with the acquisition of subsidiaries. Intangible assets are amortized on a straight-line basis over periods of 40 years for the telecommunication operations and 15 years or less for all other goodwill and intangibles.

     The Company periodically evaluates the recovery of intangible assets based on an analysis of undiscounted future cash flows. As a result of changing market conditions during 2000, the Company completed an evaluation of the recoverability of the assets of a subsidiary acquired by Otter Tail Energy Services in 1998. As a result of the evaluation it was determined that $800,000 of goodwill was impaired and was charged to amortization expense during 2000. As a result of the writedown, the remaining goodwill related to the acquisition is $1.0 million as of December 31, 2001.

     Total intangibles as of December 31 are as follows:

                                                                              2001              2000
                                                                             ------            -----
                                                                                  (in thousands)
     Goodwill on telecommunications operations                             $ 7,749           $ 7,749
     Other intangible assets, primarily goodwill                            56,761            47,288
                                                                            ------           -------
     Total                                                                  64,510            55,037
     Less accumulated amortization                                          14,705            11,505
                                                                            ------           -------
     Intangibles-net                                                       $49,805           $43,532
                                                                           =======           =======

     Adoption of new accounting pronouncements--The Company adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001, which requires all derivative instruments be reported on the consolidated balance sheet at fair value. The adoption of SFAS No. 133 did not have a material effect on the Company's consolidated financial statements. The application of SFAS 133 to electric utilities continued to evolve throughout 2001. On December 19, 2001, the Financial Accounting Standards Board revised SFAS 133 Implementation Issue No. C15 to be effective April 1, 2002 with early adoption allowed. As of December 31, 2001, the Company early adopted the revised SFAS 133 Implementation Issue No. C15. The Company has determined that certain electric energy contracts meet the criteria of a derivative under SFAS 133 but qualify for the normal purchase and normal sales exception and are not subject to mark-to-market accounting treatment. SFAS 133 did not have a material effect on the Company's 2001 consolidated financial statements.

     In July 2001 the FASB issued SFAS 141, Business Combinations, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies that intangible assets acquired in a business combination, that meet certain criteria, be recognized and reported apart from goodwill. The Company has adopted this statement as of July 1, 2001 and applied it to the acquisitions that occurred after July 1, 2001: Interim Solutions and Sales, Inc., Midwest Medical Diagnostics, Inc., Nuclear Imaging, Ltd., and Titan Steel Corporation. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

     In July 2001 the FASB issued SFAS 142, Goodwill and Other Intangible Assets, which requires goodwill and intangible assets with indefinite useful lives no longer be amortized. Rather they will be tested for impairment, at least annually, in accordance with the provisions of SFAS
     142. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and will be reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 142 is effective January 1, 2002, except for any goodwill arising in a purchase business combination completed on or after July 1, 2001 which would be subject immediately to the provisions of SFAS
     142. As of December 31, 2001, the Company had net goodwill of $48.2 million. Included on the Company's consolidated statement of income for the year ended December 31, 2001 is $3.2 million in goodwill amortization expense. SFAS 142 requires the Company perform an assessment of goodwill impairment as of the date of adoption. Any impairment loss resulting from this transition to SFAS 142 would be recognized as a cumulative effect of a change in accounting principle in the Company's consolidated income statement at the time of adoption. The Company is continuing to evaluate the statement for its impact on the Company's consolidated financial statements. Based on the work completed to date, the Company does not expect the implementation of this statement to have a material impact on its consolidated results of operations and financial position.

     In July 2001 the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which provides accounting requirements for retirement obligations associated with tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company is assessing this statement but has not yet determined the impact of SFAS 143 on its consolidated financial position or results of operations.

     The FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets in October 2001. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement develops one accounting model for long-lived assets to be disposed of by sale and also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the accounting model for impairment or disposal of long-lived assets starting January 1, 2002. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

2. Business combinations, dispositions and segment information

   On February 28, 2001 the Company acquired all of the outstanding common stock of T.O. Plastics, Inc. in exchange for 451,066 newly issued shares of the Company's common stock. T.O. Plastics, Inc. custom manufactures returnable pallets, material and handling trays and horticultural containers. It has three facilities in Minnesota and one facility in South Carolina. On September 28, 2001 the Company acquired all of the outstanding common stock of St. George Steel Fabrication, Inc. in exchange for 270,370 newly issued shares of the Company's common stock. St. George Steel is a fabricator of steel products engaged in custom and proprietary operations located in Utah. These acquisitions were accounted for as a pooling-of-interests. Since the St. George Steel acquisition was initiated prior to June 30, 2001, pooling-of-interest accounting was allowed under the transition provision of Statement of Financial Accounting Standards No. 141. The Company's consolidated financial statements for 2000 and 1999 have been restated to reflect the effects of the poolings. The results of operations of the separate companies and the combined amounts included in the consolidated financial statement are presented in the table below.

                                                                      Otter Tail            Pooled
                                                                      Corporation          Entities          Combined
     ------------------------------------------------------------------------------------------------------------------
                                                                          (in thousands, except per share amounts)
     FOR THE YEAR ENDED DECEMBER 31, 1999:
        Changes in common equity:
           Common shares, par value                                   $ 119,250          $   3,607           $ 122,857
           Premium on common shares                                          --                 --                  --
           Unearned compensation                                           (301)                --                (301)
           Retained earnings                                            126,744               (534)            126,210
           Accumulated other comprehensive income                            --                 --                  --
                                                                      ---------          ---------           ---------
               Total common equity                                    $ 245,693          $   3,073           $ 248,766
                                                                      =========          =========           =========

        Operating revenues                                            $ 464,577          $  24,667           $ 489,244
        Net Income                                                       44,977                318              45,295
        Earnings available for common shares                             42,749                318              43,067
        Average common shares outstanding-diluted                        23,853                722              24,575
        Diluted earnings per share                                    $    1.79                                  $1.75

     FOR THE YEAR ENDED DECEMBER 31, 2000:
        Changes in common equity:
           Common shares, par value                                   $ 119,264          $   3,607           $ 122,871
           Premium on common shares                                          50                 --                  50
           Unearned compensation                                           (226)                --                (226)
           Retained earnings                                            140,511                285             140,796
           Accumulated other comprehensive income                          (220)                --                (220)
                                                                      ---------          ---------           ---------
               Total common equity                                    $ 259,379          $   3,892           $ 263,271
                                                                      =========          =========           =========

        Operating revenues                                            $ 559,445          $  27,486           $ 586,931
        Net Income                                                       40,224                818              41,042
        Earnings available for common shares                             38,346                817              39,163
        Average common shares outstanding-diluted                        23,928                721              24,649
        Diluted earnings per share                                    $    1.61                              $    1.59

     FOR THE THREE MONTHS ENDED MARCH 31, 2001 (1):
        Operating revenues                                            $ 155,509          $   4,145           $ 159,654
        Net Income                                                       11,471                529              12,000
        Earnings available for common shares                             11,002                528              11,530
        Average common shares outstanding-diluted                        24,506                270              24,776
        Diluted earnings per share                                    $    0.45                              $    0.47

     FOR THE THREE MONTHS ENDED JUNE 30, 2001 (1):
        Operating revenues                                            $ 152,896          $   4,436           $ 157,332
        Net Income                                                        8,775                382               9,157
        Earnings available for common shares                              8,305                383               8,688
        Average common shares outstanding-diluted                        24,529                270              24,799
        Diluted earnings per share`                                   $    0.34                              $    0.35

     FOR THE SIX MONTHS ENDED JUNE 30, 2001 (1):
        Operating revenues                                            $ 308,405          $   8,581           $ 316,986
        Net Income                                                       20,246                911              21,157
        Earnings available for common shares                             19,307                911              20,218
        Average common shares outstanding-diluted                        24,515                270              24,785
         Diluted earnings per share`                                  $    0.79                              $    0.82

     (1) St. George Steel Fabrication, Inc. only.

     On September 4, 2001 the Company acquired the assets and operations of Interim Solutions and Sales, Inc. and Midwest Medical Diagnostics, Inc. of Minneapolis, Minnesota. These companies operate as a division of DMS Imaging, Inc. and provide mobile diagnostic imaging services on an interim basis for computed tomography and magnetic resonance imaging, fee-per-exam options and sales of previously owned imaging equipment. Revenues for 2000 were approximately $3.1 million. The acquisition was accounted for using the purchase method and the excess of the purchase price over the net assets acquired was $2.2 million.

     On September 10, 2001 the Company acquired the assets and operations of Nuclear Imaging, Ltd., of Sioux Falls, South Dakota. Nuclear Imaging provides mobile nuclear medicine, positron emission tomography and bone densitometry services to more than 120 healthcare facilities in the Midwest. Nuclear Imaging is a subsidiary of DMS Imaging, Inc. Revenues for 2000 were approximately $6.9 million. The acquisition was accounted for using the purchase method and the excess of the purchase price over the net assets acquired was $4.8 million

     On November 1, 2001 the Company acquired the assets and operations of Titan Steel Corporation of Salt Lake City, Utah. Titan is a fabricator of steel products engaged in custom operations. Titan is an operating division of St. George Steel Fabrication, Inc. Revenues for 2000 were approximately $9 million. The acquisition was accounted for using the purchase method and the excess of the purchase price over the net assets acquired was immaterial.

     The acquisitions of Interim Solutions and Sales, Inc., Midwest Medical Diagnostics, Inc., Nuclear Imaging, Ltd and Titan Steel Corporation were accounted for using the purchase method of accounting under SFAS 141. Under the transition provision of SFAS 142 no goodwill was amortized for these acquisitions during 2001. The pro forma effect of these acquisitions on 2000 and 1999 revenues, net income, or earnings per share was not significant.

     On January 1, 2000 the Company acquired the assets and operations of Vinyltech Corporation (Vinyltech) located in Phoenix, Arizona. Vinyltech is a manufacturer of polyvinyl chloride (PVC) pipe and produces approximately 90 million pounds of pipe annually. Annual revenues for 1999 were approximately $41 million.

     On June 1, 2000 the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. (PXE) located in Minneapolis, Minnesota. PXE is a provider of mobile x-ray, EKG, ultrasound and echocardiogram services primarily to patients in long-term care facilities in the Minneapolis/St. Paul market. Its 1999 annual revenues were approximately $2.8 million.

     These acquisitions were accounted for using the purchase method of accounting. The excess of the purchase price over the net assets acquired of approximately $24 million is being amortized over 15 years. The pro forma effect of these acquisitions on 1999 revenues, net income, or earnings per share was not significant.

     On September 1, 1999 the Company acquired the flatbed trucking operations of E. W. Wylie Corporation (Wylie). The acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over net assets acquired of approximately $8 million is being amortized over 15 years. Wylie is located in Fargo, North Dakota, and operates in 48 states and 6 Canadian provinces. The pro forma effect of the Wylie acquisition on 1999 revenues, net income, or earnings per share was not significant.

     On October 1, 1999 the Company completed the sale of certain assets of the radio stations and video production company owned by KFGO, Inc. and the radio stations owned by Western Minnesota Broadcasting Company for $24.1 million. The gain after income tax was $8.1 million or $0.34 cents per share.

     Segment information--The accounting policies of the segments are described under note 1 - Summary of significant accounting policies. The Company's business operations consist of five segments based on products and services. Electric includes the electric utility only and is based in Minnesota, North Dakota, and South Dakota. Plastics consists of businesses involved in the production of PVC pipe in the Upper Midwest and Southwest regions of the United States. Health services include businesses involved in the sale of diagnostic medical equipment, supplies and accessories. In addition these businesses also provide service maintenance, mobile diagnostic imaging, mobile PET and nuclear medicine imaging, portable x-ray imaging and rental of diagnostic medical imaging equipment to various medical institutions located in 32 states. Manufacturing operations consist of businesses involved in the production of wind towers, frame-straightening equipment and accessories for the auto body shop industry, custom plastic pallets, material and handling trays, and horticultural containers, fabrication of steel products, contract machining, and metal parts stamping and fabrication located in the Upper Midwest and Utah. Other business operations consist of businesses operating in electrical and telephone construction contracting, transportation, telecommunications, entertainment, and energy services and natural gas marketing as well as the portion of corporate administrative and general expenses that are not allocated to other segments. The electrical and telephone construction contracting companies and energy services and natural gas marketing business operate primarily in the Upper Midwest. The telecommunications companies operate in central and northeast Minnesota and the transportation company operates in 48 states and 6 Canadian provinces. The Company evaluates the performance of its business segments and allocates resources to them based on earnings contribution and return on total invested capital. Information for the business segments for 2001, 2000 and 1999 is presented in the following table.

                                                                           2001              2000              1999
                                                                          ------            ------            ------
                                                                                         (in thousands)
     Operating revenue
       Electric                                                            $307,684          $262,280          $233,527
       Plastics                                                              63,216            82,667            31,504
       Manufacturing                                                        123,436            97,506            87,086
       Health services                                                       79,129            66,319            68,805
       Other business operations                                             80,667            78,159            68,322
                                                                           --------          --------          --------
         Total                                                             $654,132          $586,931          $489,244
                                                                           ========          ========          ========

     Operating income
       Electric                                                            $ 57,150          $ 49,268          $ 47,234
       Plastics                                                              (1,391)            8,745             3,382
       Manufacturing                                                         12,175             6,945             5,297
       Health services                                                        6,862             5,729             4,936
       Other business operations                                              2,688             3,561             7,364
                                                                             ------          --------          --------
         Total                                                             $ 77,484          $ 74,248          $ 68,213
                                                                           ========          ========          ========

     Depreciation and amortization
       Electric                                                            $ 24,272          $ 23,778          $ 23,366
       Plastics                                                               3,229             3,301             1,168
       Manufacturing                                                          5,139             3,930             3,627
       Health services                                                        3,517             2,981             4,244
       Other business operations                                              5,943             6,572             4,454
                                                                           --------          --------          --------
         Total                                                             $ 42,100          $ 40,562          $ 36,859
                                                                           ========          ========          ========

     Capital expenditures
       Electric                                                            $ 34,992          $ 24,659          $ 21,095
       Plastics                                                               1,572             3,361             4,491
       Manufacturing                                                         10,516             8,688             4,019
       Health services                                                        3,282             2,871               993
       Other business operations                                              3,234             6,694             4,647
                                                                           --------          --------          --------
         Total                                                             $ 53,596          $ 46,273          $ 35,245
                                                                           ========          ========          ========

     Identifiable assets
       Electric                                                            $523,948          $531,778          $524,012
       Plastics                                                              45,649            49,831            16,477
       Manufacturing                                                         67,033            59,130            43,908
       Health services                                                       50,560            32,909            29,542
       Other business operations                                             95,351            64,060            80,402
                                                                           --------          --------          --------
         Total                                                             $782,541          $737,708          $694,341
                                                                           ========          ========          ========

   No single external customer accounts for 10 percent or more of the Company's revenues. Substantially all sales and long-lived assets of the Company are within the United States.


3. Rate matters and arbitration settlement.

   In 2001 the Minnesota Legislature exempted certain generation machinery and attached equipment from the new state personal property tax levy. The law also required that any windfall tax savings resulting from this exemption be refunded to electric utility customers. As a result of this law, $238,000 in 2001 property tax savings will be refunded to retail electric customers in 2002.

   On December 29, 2000, the NDPSC approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction, and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company. In 2001, the electric utility recorded an estimated $334,000 refund to North Dakota customers based on 2001 earnings and the performance relative to the defined standards of the performance-based ratemaking plan.

   During the second quarter of 2000, the Minnesota, South Dakota and North Dakota utility regulatory agencies approved the accounting treatment of settlement proceeds related to the Knife River coal contract arbitration. The settlement proceeds of $3.2 million (including interest) had been recorded as a liability on the balance sheet since 1999 pending regulatory approval. The approval allowed the Company to recover arbitration costs of $1.0 million that had been previously expensed and to recognize as income $308,000 of fuel cost savings applicable to wholesale power pool sales. The remaining $1.9 million represents a reduction of fuel costs that were returned to the Company's electric retail customers through the cost of energy adjustment clause during 2000.

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


4. Common shares

   New issuances--Common stock issuances during 2001 included 721,436 unregistered shares to effect the pooling acquisitions, 74,480 shares issued as a result of stock options exercised, 3,041 shares issued as director compensations and 1,681 shares of restricted stock.

   Stock split--On March 15, 2000 the Company effected a two-for-one Common Stock split in the form of a 100 percent stock dividend by issuance of one additional $5.00 par value Common Share for each $5.00 par value Common Share outstanding on February 15, 2000. All common share and per share amounts have been adjusted for 2000 and 1999 to reflect the stock split.

   Stock incentive plan--Under the 1999 Stock Incentive Plan (Incentive Plan) a total of 2,600,000 common shares were authorized for granting of stock awards. The Incentive Plan provides for the grant of options, performance awards, restricted stock, stock appreciation rights and other types of stock grants or stock-based awards. The exercise price of the stock options is equal to the fair market value per share at the date of the grant. Options granted to outside directors are exercisable immediately, and all other options granted as of December 31, 2001 vest ratably over a four-year period. The options expire ten years after the date of the grant.

     The Company accounts for the Incentive Plan under APB 25. Unearned compensation relating to the options granted in 1999 was $151,000 at December 31, 2001, and is included as a reduction of common equity. Had compensation costs for the stock options issued under the Incentive Plan been determined based on estimated fair value at the award dates, as prescribed by SFAS 123, the Company's net income for 1999 through 2001 would have decreased as presented in the table below. This may not be representative of the pro forma effects for future years if additional options are granted. Using the Black-Scholes option-pricing model, the Company's pro forma net income with related assumptions are as follows:

                                                    2001                      2000                       1999
   ----------------------------------------------------------------------------------------------------------
     Net income
       As reported                                 $43,603                   $41,042                  $45,295
       Pro forma                                   $42,770                   $40,697                  $45,132
     Diluted earnings per share
       As reported                                   $1.68                     $1.59                    $1.75
       Pro forma                                     $1.64                     $1.58                    $1.75
     Risk free interest rate                          5.5%                      5.2%                     5.2%
     Expected lives                                7 years                   7 years                  7 years
     Expected volatility                             24.9%                     23.7%                    19.3%
     Dividend yield                                   4.0%                      4.5%                     5.0%

     Presented below is a summary of the stock options activity for 2001, 2000, and 1999.

     Stock Option Activity                          2001                      2000                         1999
     --------------------------------------------------------------------------------------------------------------------
                                                    Average                      Average                        Average
                                                    exercise                     exercise                       exercise
                                        Options      price        Options         price          Options         price
                                        -------       ----        -------         -----          -------          ----
     Outstanding,
      beginning of year                 787,316      $19.55       442,900        $19.25               --         $   --
     Granted                            582,000       26.33       360,000         19.75          450,700          19.25
     Exercised                           74,936       19.44           750         19.19               --             --
     Forfeited                           29,338       22.17        14,834         19.30            7,800          19.19
                                      ---------                   -------                        -------
     Outstanding, year end            1,265,042       22.39       787,316         19.55          442,900          19.25
                                      =========                   =======                        =======
     Exercisable, year end              257,269      $19.83       127,542        $19.25               --         $   --

     Fair value of options
     granted during year              $    5.88                   $  3.79                        $  2.79

     The following table summarizes information about options outstanding as of December 31, 2001:

                                                      Options outstanding                 Options exercisable
                                   ------------------------------------------------------------------------------
                                                           Weighted-
                                                            average       weighted-                     Weighted-
                                      Outstanding          remaining       average      Exercisable      average
     Range of                           as of             contractual     exercise        as of         exercise
     exercise prices                   12/31/01              life           price        12/31/01         price
      ---------------------------------------------------------------------------------------------------------
     $17.84-$20.82                      687,542               7.6           $19.46        238,769         $19.38
     $20.83-$23.79                        7,500               7.6           $21.75          2,500         $21.75
     $23.80-$26.77                      554,000               9.3           $26.25         16,000         $26.25
     $26.78-$29.74                       16,000               9.9           $29.34             --             --

     In addition to the stock options granted, 1,681, 12,415 and 2,298 shares of restricted stock were granted during 2001, 2000 and 1999, respectively.

     Employee stock purchase plan--The 1999 Employee Stock Purchase Plan (Purchase Plan) allows eligible employees to purchase the Company's common shares at 85 percent of the lower market price at either the beginning or the end of each six-month purchase period. A total of 400,000 common shares are available for purchase by employees under the Purchase Plan. During 2001 56,612 common shares and in 2000, 53,630 common shares were purchased from the open market.

   Dividend reinvestment and share purchase plan--On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 2,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which permits shares purchased by shareholders or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market. Since June 1999, common shares needed for this Plan have been purchased from the open market instead of issuing new shares. Prior to this the Company had been issuing newly issued common shares: 89,238 shares were issued in 1999.

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


5. Retained earnings restriction

   The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 2001 were restricted by $9,238,000.

6. Commitments and contingencies

   At December 31, 2001, the electric utility had commitments under contracts in connection with construction programs aggregating approximately $16,234,000. For capacity and energy requirements the electric utility has agreements extending through 2006, at annual costs of approximately $14,168,000 in 2002, $12,241,000 in 2003, $12,261,000 in 2004, $10,762,000 in 2005, and
   $10,028,000 in 2006.

   The electric utility has contracts providing for the purchase and delivery of a significant portion of its current coal requirements. These contracts expire between 2002 and 2016. In total, the electric utility is committed to the minimum purchase of approximately $105,927,000 or to make payments in lieu thereof, under these contracts. The cost of energy adjustment process in the rate-making provision lessens the risk of loss from market price changes because it provides for recovery of most fuel costs.

   The amounts of future operating lease payments are as follows:

                                                              Electric         Diversified
                                                               utility          companies            Total
                                                              --------         ----------          ---------
                                                                             (in thousands)
                           2002                                $ 1,445           $14,978            $16,423
                           2003                                  1,440            11,091             12,531
                           2004                                  1,151             7,958              9,109
                           2005                                    944             6,213              7,157
                           2006                                    944             1,542              2,486
                           Later years                           4,537               584              5,121
                                                               -------           -------            -------
                           Total                               $10,461           $42,366            $52,827
                                                               =======           =======            =======

   Rent expense was $20,242,000, $16,595,000, and $14,233,000, for 2001, 2000,
   and 1999, respectively.

   The Company is occasionally a party to litigation arising in the normal course of business. The Company regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company believes the effect on its consolidated results of operations and financial position, if any, for the disposition of all currently pending matters will not be material.

7. Long-term obligations

   Long-term debt--All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control series to secure payment of a like principal amount of revenue bonds that were issued by local governmental units to finance facilities leased or purchased and that the Company has capitalized. As a requirement of the issuance of the 6.63% Senior Notes, each of the subsidiaries of the Company has completed a guaranty agreement. Varistar's term notes and credit line borrowings are secured by a pledge of all of the common stock of the companies owned by Varistar. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 2001, for each of the next five years are $28,946,000 for 2002, $7,378,000 for 2003, $6,851,000
   for 2004, $6,122,000 for 2005, and $4,222,000 for 2006.


8. Pension plan and other postretirement benefits

   Pension plan--The Company's noncontributory funded pension plan covers substantially all electric utility and corporate employees. The plan provides 100 percent vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued. All past service costs have been provided for.

   The pension plan has a trustee who is responsible for pension payments to retirees. Five investment managers are responsible for managing the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

   Net periodic pension cost/(income) for 2001, 2000, and 1999 includes the following components:

                                                                            2001             2000              1999
                                                                           ------           ------            -------
                                                                                         (in thousands)
Service cost--benefit earned during the period                             $ 2,544          $ 2,458           $ 3,080
Interest cost on projected benefit obligation                                8,766            8,439             8,150
Expected return on assets                                                  (14,610)         (13,662)          (12,159)
Amortization of transition asset                                              (235)            (235)             (235)
Amortization of prior-service cost                                           1,107            1,107             1,287
Amortization of net gain                                                    (1,900)          (1,869)             (149)
                                                                           -------          -------           -------
Net periodic pension cost/(income)                                         $(4,328)         $(3,762)          $   (26)
                                                                           =======          =======           =======

   The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash, and cash equivalents.

     The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 2001, and a statement of the funded status as of December 31 of both years:

                                                                            2001              2000
                                                                           ------            ------
                                                                                (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                                                $116,444          $114,445
  Service cost                                                              2,544             2,458
  Interest cost                                                             8,766             8,439
  Actuarial loss (gain)                                                     4,332            (1,502)
  Benefit payments                                                         (7,563)           (7,396)
                                                                         ---------         ---------
  Obligation at December 31                                              $124,523          $116,444
                                                                         =========         =========

Reconciliation of fair value of plan assets:
  Fair value of plan assets at January 1                                 $153,649          $159,555
  Actual return on plan assets                                             (7,292)            1,490
  Benefit payments                                                         (7,563)           (7,396)
                                                                         ---------        ----------
  Fair value of plan assets at December 31                               $138,794          $153,649
                                                                         =========        =========

Funded status:
  Over funded status at December 31                                      $ 14,271          $ 37,205
  Unrecognized transition asset                                               (73)             (309)
  Unrecognized prior-service cost                                           6,710             7,816
  Unrecognized net actuarial gain                                         (13,831)          (41,964)
                                                                         ---------         --------
  Net prepaid benefit cost recognized                                    $  7,077          $  2,748
                                                                         =========         =========

     The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31:

                                                                           2001               2000
                                                                          ------             ------
                                                                                 (in thousands)
Prepaid benefit cost                                                     $ 7,077           $  2,748

The assumptions used for actuarial valuations were:

                                                                             2001             2000
                                                                            ------           ------
Discount rate                                                                7.75%            7.75%
Rate of increase in future compensation level                                4.25%            4.25%
Long-term rate of return on assets                                           9.50%            9.50%

     Executive survivor and supplemental retirement plan--The Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees on their retirements for life or to their beneficiaries on their death for a 15-year postretirement period. Life insurance carried on the plan participants is payable to the Company on the employee's death. There are no plan assets in this nonqualified benefit plan due to the nature of the plan.

     Net periodic pension cost for 2001, 2000, and 1999 includes the following components:

                                                                             2001             2000              1999
                                                                            ------           ------            ------
                                                                                         (in thousands)
Service cost--benefit earned during the period                             $   (76)         $  (136)           $   (99)
Interest cost on projected benefit obligation                                  956              798                569
Amortization of transition obligation                                            -               17                 17
Amortization of prior service cost                                             191              191                106
Recognized net actuarial loss                                                  117                1                 47
                                                                           -------          -------             ------
Net periodic pension cost                                                  $ 1,188          $   871            $   640
Early retirement and curtailment                                                --              711                 --
                                                                           -------          -------            -------
Total                                                                      $ 1,188          $ 1,582            $   640
                                                                           =======          =======            =======

     The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2001 and a statement of the funded status as of December 31:

                                                                           2001             2000
                                                                         --------         --------
                                                                              (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                                                $ 12,713        $  10,412
  Service cost                                                                (76)            (136)
  Interest cost                                                               956              798
  Plan amendments                                                            (939)            (359)
  Actuarial loss                                                            2,451            1,732
  Early retirement                                                             --              711
  Benefit payments                                                           (740)            (445)
                                                                         ---------       ----------
  Obligation at December 31                                              $ 14,365        $  12,713
                                                                         =========       ==========

Funded status:
  Funded status at December 31                                           $(14,365)       $ (12,713)
  Unrecognized transition obligation                                           --               --
  Unrecognized prior-service cost                                           1,104            2,234
  Unrecognized net actuarial loss                                           5,124            2,789
                                                                         ---------       ----------
  Net amount recognized                                                  $ (8,137)       $  (7,690)
                                                                         =========       ==========

     The following table provides the amounts recognized in the Consolidated Balance Sheet as of December 31:

                                                                           2001             2000
                                                                         --------         --------
                                                                                (in thousands)
Accrued benefit liability                                                $ (11,216)      $  (10,144)
Intangible asset                                                             1,104            2,234
Accumulated other comprehensive expense                                      1,975              220
                                                                         ----------      ----------
Net amount recognized                                                    $  (8,137)      $   (7,690)
                                                                         ==========      ==========

     The assumptions used for actuarial valuations were:

                                                                           2001             2000
                                                                         --------         --------
Discount rate                                                                7.75%            7.75%
Rate of increase in future compensation level                                4.50%            4.50%

     Postretirement benefits--The Company provides a portion of health insurance and life insurance benefits for retired electric utility and corporate employees. Substantially all of the Company's electric utility and corporate employees may become eligible for health insurance benefits if they reach age 55 and have 10 years of service. On adoption of SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, in January 1993, the Company elected to recognize its transition obligation related to postretirement benefits earned of approximately $14,964,000 over a period of 20 years. There are no plan assets.

     The net periodic postretirement benefit cost for 2001, 2000, and 1999 includes the following components:

                                                                            2001              2000              1999
                                                                           ------            ------            ------
                                                                                         (in thousands)
Service cost - benefit earned during the period                           $  681             $  688            $  753
Interest cost on accumulated postretirement
   benefit obligation                                                      1,768              1,701             1,432
Amortization of transition obligation                                        748                748               748
Amortization of prior service cost                                           111                111               111
Life insurance benefits                                                       --                865                --
Amortization of net gain                                                     (51)                --                --
                                                                          -------            ------            ------
Net periodic postretirement benefit cost                                  $3,257             $4,113            $3,044

   The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2001 and a statement of the funded status as of December 31:

                                                                          2001             2000
                                                                         -------          -------
                                                                               (in thousands)
Reconciliation of benefit obligation:
  Obligation at January 1                                                $ 24,606         $ 20,251
  Service cost                                                                681              688
  Interest cost                                                             1,768            1,701
  Actuarial loss                                                            3,077            2,396
  Benefit payments                                                         (2,264)          (1,937)
  Life insurance benefits                                                      --              865
  Participant premium payments                                                682              642
                                                                         ---------        ---------
  Obligation at December 31                                              $ 28,550         $ 24,606
                                                                         =========        =========

Funded status:
  Funded status at December 31                                           $(28,550)        $(24,606)
  Unrecognized transition obligation                                        8,230            8,978
  Unrecognized prior service cost                                             375              486
  Unrecognized loss (gain)                                                  1,304           (1,825)
                                                                         ---------        ---------
  Net amount recognized                                                  $(18,641)        $(16,967)
                                                                         ==========       =========

   The amounts recognized in the Consolidated Balance Sheets as of December 31:

                                                                          2001             2000
                                                                         -------          -------
                                                                               (in thousands)
Accrued benefit liability                                                $(18,641)        $ (16,967)

   The assumed health-care cost-trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 2001 was 10.0 percent for 2002, decreasing linearly each successive year until it reaches 5.0 percent in 2007, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 2001 and 2000, was 7.75 for both years.

   Assumed health-care cost-trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health-care cost-trend rates for 2001 would have the following effects:

                                                                           1 percent        1 percent
                                                                            increase         decrease
                                                                            --------         --------
                                                                                 (in thousands)
Effect on total of service and interest
   cost components                                                           $  402          $  (324)
Effect on the postretirement benefit obligation                              $3,615          $(3,011)


   Leveraged employee stock ownership plan--The Company has a leveraged employee stock ownership plan for the benefit of all its electric utility and corporate employees. Contributions made by the Company were $1,100,000 for 2001, $1,130,000 for 2000, and $1,110,000 for 1999.


9. Compensating balances and short-term borrowings

   The Company maintains formal bank lines of credit for its electric utility operations separate from lines of credit maintained by the diversified companies. The lines of credit make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes. At December 31, 2001, the Company maintained no compensating balances to support formal bank lines of credit. The Company's bank lines of credit totaled $42,000,000, none of which was used at December 31, 2001.


10.Fair value of financial instruments

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

    Long-term debt--The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt. About $17 million of the Company's long-term debt, which is subject to variable interest rates, approximates fair value.

                                                                  2001                               2000
                                                           ------------------                 ------------------
                                                                               (in thousands)
                                                        Carrying           Fair            Carrying           Fair
                                                         amount            value            amount            value
                                                       ---------         ---------        ---------         ---------
Cash and short-term investments                        $  11,378         $  11,378        $   1,259         $   1,259
Other investments                                         18,009            18,009           17,966            17,966
Redeemable preferred stock                                    --                --          (18,000)          (18,000)
Long-term debt                                          (227,360)         (255,785)        (195,128)         (202,942)

11. Property, plant, and equipment

                                                                                2001               2000
                                                                               -------            ------
                                                                              (December 31, in thousands)
     Electric plant:
       Production                                                                  $ 313,013        $ 310,956
       Transmission                                                                  158,639          155,611
       Distribution                                                                  258,774          251,753
       General                                                                        80,044           77,037
                                                                                   ---------        ---------
         Electric plant                                                              810,470          795,357
     Less accumulated depreciation and amortization                                  376,241          358,301
                                                                                   ---------        ---------
       Electric plant net of accumulated depreciation                                434,229          437,056
     Construction work in progress                                                    25,094           10,539
                                                                                   ---------        ---------
       Net electric plant                                                          $ 459,323        $ 447,595
                                                                                   ---------        ---------

     Diversified operations plant                                                  $ 145,712        $ 129,716
     Less accumulated depreciation and amortization                                   65,622           58,118
                                                                                   ---------        ---------
Diversified plant net of accumulated depreciation                                     80,090           71,598
                                                                                   ---------        ---------
     Construction work in progress                                                     3,564            2,578
                                                                                   ---------        ---------
         Net diversified operations plant                                          $  83,654        $  74,176
                                                                                   ---------        ---------

         Net plant                                                                 $ 542,977        $ 521,771
                                                                                   =========        =========

12. Income taxes

    The total income tax expense differs from the amount computed by applying the federal income tax rate (35 percent in 2001, 2000 and 1999) to net income before total income tax expense for the following reasons:

                                                                               2001              2000             1999
                                                                              ------            ------           ------
                                                                                            (in thousands)
Tax computed at federal statutory rate                                       $22,290           $20,789          $24,424
Increases (decreases) in tax from:
   State income taxes net of federal income tax
     benefit                                                                   2,564             2,279            2,652
   Investment tax credit amortization                                         (1,176)           (1,183)          (1,185)
   Differences reversing in excess of federal rates                             (503)             (774)            (384)
   Dividend received/paid deduction                                             (674)             (670)            (667)
   Affordable housing tax credits                                             (1,418)           (1,414)          (1,393)
   Permanent and other differences                                            (1,000)             (672)           1,042
                                                                             --------         ---------       ----------
           Total income tax expense                                          $20,083           $18,355          $24,489
                                                                             ========         =========       ==========

Overall effective federal and state income tax rate                             31.5%             30.9%            35.1%
Income tax expense includes the following:
     Current federal income taxes                                            $21,110           $21,835          $25,875
     Current state income taxes                                                3,107             4,162            5,099
     Deferred federal income taxes                                            (2,247)           (4,717)          (3,431)
     Deferred state income taxes                                                 707              (328)            (476)
     Affordable housing tax credits                                           (1,418)           (1,414)          (1,393)
     Investment tax credit amortization                                       (1,176)           (1,183)          (1,185)
                                                                             --------          --------         -------
       Total                                                                 $20,083           $18,355          $24,489
                                                                             ========          ========         ========

     The Company's deferred tax assets and liabilities were composed of the following on December 31, 2001 and 2000:

                                                                           2001              2000
                                                                          ------            ------
                                                                                (in thousands)
   Deferred tax assets
     Amortization of tax credits                                         $  9,098         $  9,849
     Vacation accrual                                                       1,892            1,623
     Unearned revenue                                                       1,850            1,715
     Operating reserves                                                    13,552           12,537
     Differences related to property                                        4,394            3,067
     Transfer to regulatory liability                                         577              539
     Other                                                                  2,025            1,642
                                                                        ----------       ----------
       Total deferred tax assets                                        $  33,388        $  30,972
                                                                        ----------       ----------

   Deferred tax liabilities
     Differences related to property                                     (104,764)        (105,539)
     Excess tax over book pension                                          (2,812)          (1,113)
     Transfer to regulatory asset                                          (5,053)          (5,510)
     Other                                                                 (2,330)          (1,523)
                                                                        ----------       ----------
       Total deferred tax liabilities                                   $(114,959)       $(113,685)
                                                                        ----------       ----------

         Deferred income taxes                                          $ (81,571)       $ (82,713)
                                                                        ==========       ==========

     13. Quarterly information (unaudited)

     Because of changes in the number of common shares outstanding and the impact of diluted shares, the sum of the quarterly earnings per common share may not equal total earnings per common share.

                                                                  Three Months Ended
                                     March 31              June 30               September 30            December 31
                                -----------------     -----------------       -----------------       -----------------
                                 2001      2000        2001       2000         2001       2000         2001        2000
                                ------    ------      ------     ------       ------     ------       ------      ------
                                                   (in thousands except per share data)
Operating revenues             $159,654  $140,227    $157,332   $141,436     $177,674   $149,999     $159,472    $155,269
Operating income               $ 22,438  $ 20,789    $ 15,720   $ 17,932     $ 20,310   $ 19,796     $ 19,016    $ 15,731

Net income                     $ 12,000  $ 11,004    $  9,157   $  9,303     $ 11,077   $ 10,915     $ 11,369    $  9,820
Earnings available for
  common shares                $ 11,530  $ 10,534    $  8,688   $  8,833     $ 10,607   $ 10,446     $ 10,785    $  9,350

Basic earnings per share       $    .47  $    .43    $    .35   $    .36     $    .43   $    .43     $    .44    $    .38
Diluted earnings per share     $    .47  $    .43    $    .35   $    .36     $    .43   $    .42     $    .43    $    .38
Dividends paid per common
  share                        $    .26  $   .255    $    .26   $   .255     $    .26   $   .255     $    .26    $   .255

Price range:
     High                      $  31.00  $  21.31    $  30.10   $  27.50     $  30.00   $  23.88     $  29.45    $  29.00
     Low                       $  23.00  $  17.75    $  24.12   $  19.00     $  26.75   $  20.75     $  27.50    $  21.19
Average number of common
  shares outstanding--basic      24,577    24,571      24,586     24,571       24,606     24,571       24,633      24,573
Average number of common
  shares outstanding--diluted    24,776    24,575      24,799     24,642       24,881     24,645       24,912      24,725
-------------------------------------------------------------------------------------------------------------------------

Stock Listing

Otter Tail Corporation common stock trades on The Nasdaq Stock Market.