Form 10-K, Exhibit 13
period 2002-12-31
OTTER TAIL CORP
filed 2003-03-27
CIK 75129

                                                                               .
                                                                               .
                                                                               .
                                                                    Exhibit 13-A
SELECTED CONSOLIDATED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------------
                                              2002          2001        2000 (1)   1999 (1)(2)   1998 (3)       1997        1992
                                              ----          ----        --------   -----------   --------       ----        ----

(thousands, except number of shareholders and per-share data)
REVENUES
Electric                                    $307,403      $307,684      $262,280     $233,527    227,477      $205,121    $177,105
Plastics                                      82,931        63,216        82,667       31,504     24,946        24,953          --
Manufacturing                                142,390       123,436        97,506       87,086     62,488        58,221          --
Health services                               93,420        79,129        66,319       68,805     69,412        66,859          --
Other business operations                     83,972        80,667        78,159       68,322     48,829        44,173      32,433
                                            --------      --------      --------     --------    -------      --------    --------
   Total operating revenues                 $710,116      $654,132      $586,931     $489,244    433,152      $399,327    $209,538

SPECIAL CHARGES                                   --            --            --           --      9,522            --          --
INCOME FROM CONTINUING OPERATIONS             46,128        43,603        41,042       45,295     30,701        32,346      26,538
CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE         --            --            --           --      3,819            --          --
CASH FLOW FROM OPERATIONS                     76,797        77,529        61,761       81,850     63,959        69,398      44,866
CAPITAL EXPENDITURES                          75,533        53,596        46,273       35,245     29,289        41,973      22,616
TOTAL ASSETS                                 878,736       782,541       737,708      694,341    655,612       655,441     530,456
LONG-TERM DEBT                               258,229       227,360       195,128      180,159    181,046       189,973     159,295
REDEEMABLE PREFERRED                              --            --        18,000       18,000     18,000        18,000      18,000
BASIC EARNINGS PER SHARE FROM CONTINUING
OPERATIONS(3)(4)                                1.80          1.69          1.59         1.75       1.20          1.29        1.08
DILUTED EARNINGS PER SHARE FROM CONTINUING
OPERATIONS(3)(4)                                1.79          1.68          1.59         1.75       1.20          1.29        1.08
RETURN ON AVERAGE COMMON EQUITY                 15.3%         15.5%         15.4%        18.4%      15.0%         14.9%       15.0%
DIVIDENDS PER COMMON SHARE                      1.06          1.04          1.02         0.99       0.96          0.93        0.82
DIVIDEND PAYOUT RATIO                             59%           62%           64%          57%        71%           72%         76%
COMMON SHARES OUTSTANDING -YEAR END           25,592        24,653        24,574       24,571     23,759        23,462      22,360
NUMBER OF COMMON SHAREHOLDERS (5)             14,503        14,358        14,103       13,438     13,699        13,753      13,812

----------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Restated to reflect the effects of two 2001 acquisitions accounted for under the pooling-of-interests method. The impact of the poolings on years prior to 1999 is not material.
(2) During 1999 radio station assets were sold for a net gain of $8.1 million or 34 cents per share.
(3) In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates. Basic and diluted earnings per share from continuing operations does not include 16 cents per share related to the cumulative effect of the change in accounting principle.
(4)   Based on average number of shares outstanding.
(5)   Holders of record at year end.

                     Management's discussion and analysis of
                  financial condition and results of operations

The primary financial goals of Otter Tail Corporation (the Company) are to maximize its earnings and cash flows and to allocate capital profitably toward growth opportunities that will increase shareholder value. Management meets these objectives by earning the returns regulators allow in electric operations combined with successfully growing nonelectric operations. Meeting these objectives enables the Company to preserve and enhance its financial capability by maintaining optimal capitalization ratios and a strong interest coverage position, and preserving strong credit ratings on outstanding securities, which in the form of lower interest rates benefits both the Company's customers and shareholders.

LIQUIDITY

The Company believes its financial condition is strong and that its cash, other liquid assets, operating cash flows, access to equity capital markets and borrowing ability because of strong credit ratings, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, the Company's operating cash flow and access to capital markets can be impacted by macroeconomic factors outside its control. In addition, the Company's borrowing costs can be impacted by its short and long-term debt ratings assigned by independent rating agencies, which in part are based on certain credit measures such as interest coverage and leverage ratios.

The Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios and strong credit ratings, implementing cost-containment programs, and investing in projects that provide returns in excess of the Company's weighted average cost of capital.

Cash provided by operating activities of $76.8 million combined with cash on hand of $11.4 million at December 31, 2001, allowed the Company to pay dividends and finance 80% of its capital expenditures. Its remaining capital expenditures were financed through the issuance of long-term debt.

Cash provided by operating activities in 2002 was $76.8 million compared with cash provided by operating activities of $77.5 million in 2001. The decrease reflects a combination of a $2.5 million increase in net income, a $4.1 million change in deferred taxes and a $3.3 million decrease in cash used for deferred debits and other assets, offset by a $10.4 million increase in cash used for working capital items.

(side-by-side bar graph of data with cash realization ratio data labels in the following table)

CASH REALIZATION RATIOS
(millions)

                                               1998              1999              2000              2001              2002
                                               ----              ----              ----              ----              ----
Cash flows from operations                     $64               $82               $62               $78               $77
Net income                                     $35               $45               $41               $44               $46
Cash realization ratios                        183%              182%              151%              177%              166%

The cash realization ratio represents cash flows from operations expressed as a percent of net income.

(end of graph)

(stacked bar graph of data in the following table)

CAPITAL STRUCTURE
(millions)

                                               1998              1999              2000              2001              2002
                                               ----              ----              ----              ----              ----
Long-term debt and current maturities          $187              $189              $209              $256              $266
Preferred stock                                $39               $34               $34               $16               $16
Common equity                                  $225              $249              $263              $279              $313

Otter Tail has maintained a balanced capital structure for several years with common equity staying near 50% of total capital.

(end of graph)

The $18.5 million increase in net cash used in investing activities between 2002 and 2001 reflects an increase in capital expenditures of $21.9 million offset by a $2.4 million reduction in cash used to complete acquisitions. In the electric segment, capital expenditures increased by $10.9 million mostly related to in-progress construction of a new gas-fired combustion turbine and construction of a new transmission line in North Dakota completed in the fourth quarter of 2002. In the manufacturing segment, capital expenditures increased by $4.5 million reflecting structural modifications and the purchase of new equipment totaling $8.7 million at the Company's metal parts stamping company and $3.8 million in plant expansion expenditures at the Company's wind tower manufacturing company. In the plastics segment, capital expenditures increased by $4.0 million mainly reflecting the purchase of a building that was previously being rented. Capital expenditures at our transportation company increased by $1.8 million reflecting the purchase of trucks and trailers for its company-owned fleet.

In 2002, the Company completed five acquisitions. Three of the acquisitions were completed through an exchange of 718,321 shares of Company common stock and cash for the capital stock of the acquired companies. The other two were cash-for-asset acquisitions. The total cash consideration paid by the Company for these five acquisitions, net of cash acquired, aggregated $6.6 million.

Net cash provided by financing activities was $1.4 million for 2002 compared with $6.3 million used in financing activities in 2001. The $7.7 million increase between the years is due to the following:

      - Net proceeds from short-term borrowings were $25.5 million higher in 2002 than in 2001.

      - Net proceeds from long-term debt financing activities in 2002 were $37.4 million less than net proceeds generated from long-term debt financing activities in 2001.

      - The Company retired $18 million in preferred stock in 2001 with the issuance of long-term debt while no preferred stock was retired in 2002.

      - Proceeds from employee stock plans increased by $1.7 million in 2002 over 2001. Dividend payments increased by $0.1 million in 2002.

In 2002, the Company filed with the Securities and Exchange Commission (SEC) a shelf registration statement for $200 million of unsecured debt securities. On September 27, 2002 the Company issued $65 million of senior unsecured notes under the shelf registration statement. The offering consisted of $40 million of 5.625% insured senior notes due 2017 and $25 million of 6.80% senior notes due 2032. Net proceeds from these issues were used to pay off short-term debt that was used to retire the Company's 7.25% series first mortgage bonds at maturity on August 1, 2002 in the amount of $18.2 million, and to retire early on October 31, 2002 the Company's outstanding $27.3 million 8.25% series 2022 first mortgage bonds at an aggregate redemption price of $28.5 million. The remaining proceeds were used to repay short-term debt used to finance a portion of the costs related to the new gas-fired combustion turbine plant being constructed by the electric utility. Proceeds from subsequent debt issuances under the shelf registration, if any, may be used for other general corporate purposes, including working capital, capital expenditures, debt repayment, the financing of possible acquisitions or stock repurchases.

As a result of the financing described above, the Company repaid all of its outstanding first mortgage bonds and terminated its first mortgage indenture.

On December 2, 2002 the Company retired its 5.00% industrial development refunding revenue bonds at maturity in the amount of $3.0 million.

During 2002, 131,167 shares of common stock were issued for stock options exercised under the 1999 Stock Incentive Plan generating proceeds of $2.6 million. Also in 2002, the Company granted 85,800 shares of restricted stock to certain key executives and nonemployee directors and issued 3,382 common shares for director compensation under the 1999 Stock Incentive Plan. The Company also issued 718,321 common shares as consideration in connection with three acquisitions in 2002.

CAPITAL REQUIREMENTS

The Company has a capital expenditure program for the expansion, upgrade and improvement of its plants and operating equipment. Typical uses of cash for capital improvements are investments in electric generation facilities, transmission and distribution lines, equipment used in the manufacturing process, acquisitions of diagnostic medical equipment, transportation equipment and computer hardware and information systems. The capital expenditure program is subject to review and is revised annually in light of changes in demands for energy, technology, environmental laws, regulatory changes, the costs of labor, materials and equipment, and the Company's consolidated financial condition.

Consolidated capital expenditures for the years 2002, 2001 and 2000 were $75.5 million, $53.6 million and $46.3 million, respectively. The estimated capital expenditures for 2003 are $47.7 million and the total capital expenditures for the five-year period 2003 through 2007 are expected to be approximately $240 million.

The breakdown of 2002 actual and 2003 through 2007 estimated capital expenditures by segment is as follows:

                                                  2002    2003    2003-2007
                                                  ----    ----    ---------
                                                      (in millions)
      Electric                                     $46     $30       $146
      Plastics                                       6       5         14
      Manufacturing                                 15       6         45
      Health services                                4       3          9
      Other business operations                      5       4         26
                                                   ---     ---       ----
                  Total                            $76     $48       $240
                                                   ===     ===       ====

(stacked bar graph of data with interest-bearing debt as a percent of total capital data labels in the following table)

INTEREST-BEARING DEBT AS A PERCENT OF TOTAL CAPITAL
(millions)

                                            1998              1999              2000              2001              2002
                                            ----              ----              ----              ----              ----
Total capital                               $452              $472              $506              $551              $625
Interest-bearing debt (includes
 short-term debt)                           $188              $189              $209              $256              $296
Interest-bearing debt
 as a percent of total capital              42%               40%               41%               46%               47%

Otter Tail has maintained a 40-50% debt to total capital ratio for the past five years. The increase from 2000 to 2001 reflects the issuance of debt to retire a preferred stock series.

(end of graph)

(bar graph of data in the following table)

LONG-TERM DEBT INTEREST COVERAGE
(times interest earned before tax)

1998              1999              2000              2001              2002
----              ----              ----              ----              ----
4.3               6.0               4.8               5.2               5.1

Otter Tail has maintained coverage ratios in excess of its debt covenant requirements.

(end of graph)

The $16 million planned decrease in capital expenditures for the electric segment for 2003 as compared to 2002 reflects completion of the Company-owned portion of a large transmission line project in North Dakota in 2002 and the completion of the new gas-fired combustion turbine in 2003. The $9 million planned decrease in capital expenditures in the manufacturing segment from 2002 to 2003 reflects the completion of major structural modifications and equipment purchases at the Company's metal parts stamping company and the completion of a plant expansion project at the Company's wind tower manufacturing company in 2002.

The following table summarizes the Company's contractual obligations at December 31, 2002 and the effect these obligations are expected to have on its liquidity and cash flow in future periods.

                                                              1         2-3         4-5       After 5
December 31, (in millions)                     Total       year       years       years         years
--------------------------                     -----       ----       -----       -----       -------
Long-term debt                                  $266        $ 8         $13         $54          $191
Coal contracts (required minimums)                93         15          20          10            48
Construction program (purchase orders)             7          7          --          --            --
Capacity and energy requirements                  67         15          27          25            --
Operating leases                                  65         20          29          12             4
                                                ----        ---         ---        ----          ----
Total contractual cash obligations              $498        $65         $89        $101          $243
                                                ====        ===         ===        ====          ====

CAPITAL RESOURCES

Financial flexibility is provided by unused lines of credit, strong financial coverages and credit ratings, and alternative financing arrangements such as leasing.

For the period 2003 through 2007, the Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet scheduled debt retirements, provide for its estimated consolidated capital expenditures and pay off most of its currently outstanding short-term debt. Reduced demand for electricity or products manufactured and sold by the Company could have an effect on funds internally generated. Additional short-term or long-term financing will be required in the period 2003 through 2007 in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares, to complete acquisitions or for other corporate purposes. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financing or otherwise, or that if such financing is available, it will be available on terms acceptable to the Company. If adequate funds are not available on acceptable terms, our business, results of operations, and financial condition could be adversely affected.

The Company has the ability to issue up to an additional $135 million of unsecured debt securities from time to time under its shelf registration statement on file with the SEC.

The Company has a $50 million line of credit. This line of credit bears interest at the rate of LIBOR plus 0.5% and expires on April 29, 2003. The Company does not anticipate any difficulties in renewing this line of credit. The Company's bank line of credit is a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed. The Company's obligations under this line of credit are guaranteed by a 100%-owned subsidiary of the Company that owns substantially all of the Company's nonelectric companies. As of December 31, 2002, $30 million of the $50 million line was in use and the Company had $9.9 million in cash and cash equivalents.

The Company's line of credit and its $90 million 6.63% senior notes due 2011 contain a number of covenants that restrict the Company's ability, with significant exceptions, to: engage in mergers or consolidations; dispose of assets; create liens on assets; engage in transactions with affiliates; take any action which would result in a decrease in the ownership interest in any subsidiary; redeem stock or any subsidiary's stock and pay dividends on stock; make investments, loans or advances; guaranty the obligations of other persons or agree to maintain the net worth or working capital of, or provide funds to satisfy any other financial test applicable to, any other person; and enter into a contract that requires payment to be made by the Company whether or not delivery of the materials, supplies or services is ever made under the contract.

In addition, specified financial covenants under the line of credit and the 6.63% senior notes require a debt-to-total capitalization ratio not in excess of 60% and an interest and dividend coverage ratio of at least 1.5 to 1. The 6.63% senior notes also require that priority debt not be in excess of 20% of total capitalization.

As of December 31, 2002 the Company was in compliance with all of the covenants under its line of credit and its other debt obligations.

The interest rate under the line of credit is subject to adjustment in the event of a change in ratings on the Company's senior unsecured debt, up to LIBOR plus 0.8% if the ratings on the Company's senior unsecured debt fall to BBB+ or below (Standard & Poor's) or Baa1 or below (Moody's). The line of credit also provides for accelerated repayment in the event the Company's long-term senior unsecured debt is rated below BBB- (Standard & Poor's) or Baa3 (Moody's).

The Company's securities ratings at December 31, 2002 are as follows:

                                                                    Moody's
                                             Fitch                 Investors               Standard
                                            Ratings                 Service                & Poor's
                                            -------                 -------                --------
             Senior unsecured debt             A+                     A2                       A
             Preferred stock                   A                      Baa1                     A-
             Outlook                         Stable                 Negative                 Stable

The Company's disclosure of these securities ratings is not a recommendation to buy, sell or hold its securities. Downgrades in these securities ratings could adversely affect the Company. Further downgrades could increase borrowing costs resulting in possible reductions to net income in future periods and increase the risk of default on the Company's debt obligations.

The Company's 6.63% senior notes contain an investment grade put that could require the Company to prepay this series with a make-whole premium if the Company's senior unsecured debt is rated below Baa3 (Moody's) or BBB- (Standard & Poor's). The Company's obligations under the 6.63% senior notes are guaranteed by a 100%-owned subsidiary of the Company that owns substantially all of the Company's nonelectric companies. The Company's Grant County and Mercer County pollution control refunding revenue bonds require that the Company grant to Ambac Assurance Corporation, under a financial guaranty insurance policy relating to the bonds, a security interest in the assets of the electric utility if the rating on the Company's senior unsecured debt is downgraded to Baa2 or below (Moody's) or BBB or below (Standard & Poor's and Fitch). The Company believes the risk of the downgrade events described in this paragraph occurring is remote based on the current debt ratings of the Company combined with its strong debt-to-equity ratio and ability to generate cash from operations.

The Company's ratio of earnings to fixed charges was 3.9x for 2002 compared to 4.2x for 2001 and its long-term debt interest coverage ratio before taxes was 5.1x for 2002 compared to 5.2x for 2001. The main reason for the reduction in these coverage ratios is the refinancing of the Company's $18 million of $6.35 preferred stock with interest-bearing debt in December 2001. During 2003, the Company expects these coverage ratios to remain similar to 2002.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any relationships with unconsolidated entities or financial partnerships. These entities are often referred to as structured finance special purpose entities or variable interest entities, which are established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. The Company is not exposed to any financing, liquidity, market or credit risk that could arise if it had such relationships.

RESULTS OF OPERATIONS

                       Consolidated Results of Operations

The Company recorded diluted earnings per share of $1.79 for the year ended December 31, 2002 compared to $1.68 for the year ended December 31, 2001. In 2001, goodwill amortization reduced diluted earnings per share by $0.09. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard. Total operating revenues for 2002 were $710.1 million compared with $654.1 million for 2001. Operating income was $82.0 million for the year 2002 compared with $77.5 million for 2001. Growth in revenues and operating income from the plastics and health services segments offset decreases in operating income from the electric, manufacturing and other business operations segments.

                                    Electric

Otter Tail Power Company, a division of Otter Tail Corporation, provides electrical service to more than 127,000 customers in a service territory exceeding 50,000 square miles.

                                               2002         2001          2000
                                             --------     --------     --------
                                                      (in thousands)
Operating revenues                           $307,403     $307,684     $262,280
Production fuel                                44,122       41,776       38,546
Purchased power                                94,694       99,491       66,121
Other operation and maintenance expenses       80,534       75,531       74,591
Depreciation and amortization                  24,910       24,272       23,778
Property taxes                                  9,423        9,464        9,976
                                             --------     --------     --------
Operating income                             $ 53,720     $ 57,150     $ 49,268
                                             ========     ========     ========

(bar graph of data in the following table)

ELECTRIC OPERATING INCOME
(millions)

 2000              2001              2002
 ----              ----              ----
$49.3             $57.2             $53.7

(end of graph)

While overall electric operating revenues remained essentially the same in 2002 as in 2001, retail sales revenues increased $7.8 million, wholesale power revenues decreased $16.1 million and other electric revenue increased $8.1 million. The increase in retail revenue reflects a 2.4% increase in retail kilowatt-hour (kwh) sales along with a $3.9 million increase in cost-of-energy
(COE) revenue.

The increase in retail sales reflects increased usage by residential and commercial customers partially offset by a decrease in usage by industrial customers. Heating-degree-days totaled 9,033 in 2002 compared with 8,575 in 2001, an increase of 5.3%. Heating-degree-days are a measure of the total daily degrees by which daily average temperatures are below 65 degrees Fahrenheit. With a number of customers heating with electricity, changes in electricity consumption can often be explained by the magnitude of change in heating-degree-days. The increase in COE revenues reflects an 11.5% increase in fuel and purchased power costs per kwh for system use in 2002 compared with 2001 (see discussion below). Wholesale energy revenues decreased 16.4% between the years. While wholesale kwh sales grew 7.8% between the years, revenue per kwh sold decreased by 22.5% resulting in a reduction of wholesale energy gross margins. The decrease in wholesale electric prices may be partially attributable to peaking generation added in the Mid-Continent Area Power Pool (MAPP) region since September 2001, as well as regional demand for electricity. The increase in other electric operating revenues is primarily due to revenue earned on a large transmission line construction project completed for another regional utility in 2002.

The 5.6% increase in production fuel expense in 2002 compared with 2001 is primarily due to a 13.7% increase in fuel costs per kwh produced at the electric utility's coal-fired generating stations. The increase in fuel costs per kwh produced is due to higher costs reflected in new coal contracts that went into effect at the beginning of 2002 and increased freight rates for the shipping of coal to Big Stone and Hoot Lake Plants. In 2001, coal was being shipped to Big Stone Plant under a negotiated agreement that expired at the end of 2001. Currently, coal is being shipped to Big Stone Plant under a tariff rate that is set through December 2003.

Although the volume of kwh purchases increased by 18.4% in 2002 over 2001, purchased power expense decreased by 4.8% due to a 19.6% decrease in the cost per kwh purchased. The volume of power purchased in 2002 increased for both system use and resale purposes. The increase in kwh purchases was to provide for the increase in wholesale energy sales, to meet system demand and to replace the loss of generation at Big Stone Plant during six weeks of scheduled maintenance in the fall of 2002.

The 6.6% increase in other operation and maintenance expenses includes $3.8 million in material costs incurred in the construction of a transmission line for another regional utility and $2.0 million in increased employee benefit expenses offset by a $1.0 million decrease in external services expenses. The 2.6% increase in depreciation and amortization expense for 2002 compared to 2001 is due to an increase in the electric utility's composite depreciation rate from 3.06% in 2001 to 3.08% in 2002 and an increase in depreciable plant base as a result of recent capital expenditures.

Growth is not expected in the electric segment in 2003. Margins on wholesale electric sales are expected to remain tight in 2003 due to the added generating capacity in the MAPP region. Income from electrical construction and maintenance work for outside entities scheduled for 2003 will not replicate profits earned on the large transmission project completed for another regional utility in 2002. Another factor affecting the electric segment's financial performance will be increased pension costs, which are expected to be about $4.1 million before tax in 2003 compared to net pension income of $1.0 million before tax in 2002. The reasons for the increase in pension costs are a lower return on plan assets during 2002, a change in the assumed long-term rate of return from 9.5% in 2002 to 8.5% in 2003 and a decrease in the assumed discount rate from 7.5% in 2002 to 6.75% in 2003. See "Critical accounting policies involving significant estimates
- Pension and other postretirement benefit obligations and costs."

Electric operating revenues for 2001 increased 17.3% over 2000 due to a $33.5 million increase in wholesale power revenues, a $10.2 million increase in retail revenues and a $1.7 million increase in other electric revenues. The increase in wholesale power revenues resulted from a 16.4% increase in wholesale prices combined with a 30.2% increase in wholesale kwh sales. The increase in wholesale sales is the result of the electric utility's increased activity and involvement in wholesale markets. The increase in retail sales revenue is due to a 2.9% increase in retail kwh sales along with a $6.3 million increase in cost-of-energy revenue. In addition to a $1.9 million refund of fuel costs resulting from a coal contract arbitration settlement in 2000, the increase in cost-of-energy revenues reflects increases in fuel and purchased power costs per kwh for system use in 2001 as compared to 2000. Increases in retail kwh sold occurred in all customer categories except streetlighting, with commercial having the largest increase. The $1.7 million increase in other electric revenues reflects an increase in transmission service revenues and increases in revenues mainly related to construction service contracts for other utilities.

The 8.4% increase in production fuel expense in 2001 over 2000 is due to the following: a 4.4% increase in kilowatt-hours generated combined with a 0.8% increase in the fuel cost per kwh generated and a reduction in 2000 fuel expenses of $1.9 million related to the Knife River coal arbitration settlement. Excluding the impact of this settlement, production fuel expenses increased 3.3%. The 50.5% increase in purchased power expense is the result of a 24.2% increase in kwh purchases combined with a 21.2% increase in the cost per kwh purchased. While kwh purchases for resale increased 49.4% to provide for the increase in wholesale sales of electricity, kwh purchases for retail sales were down 26.9% in 2001 compared to 2000.

Other operation and maintenance expenses increased 1.3% in 2001 compared to 2000, mainly due to a 3.1% increase in operating and maintenance labor expense. In addition, other operation and maintenance expense for 2000 included a credit of $1.0 million that was recorded as part of the Knife River arbitration settlement that recovered previously recorded arbitration expenses. See note 3 to consolidated financial statements.

The 2.1% increase in depreciation and amortization expense for 2001 compared to 2000 is due to an increase in depreciable plant base as a result of recent capital expenditures. Property taxes decreased 5.1% for 2001 compared to 2000 due to a legislative reduction in tax capacity rates used to determine Minnesota property taxes. In addition, under a new state law in Minnesota, generation machinery and attached equipment were exempted for Minnesota property taxes. The effect of the reduction in property taxes is refunded to retail electric customers on an ongoing basis.

                                    Plastics

Plastics consists of businesses involved in the production of polyvinyl chloride
(PVC) pipe in the Upper Midwest and Southwest regions of the United States.

                                                2002         2001          2000
                                               -------     --------      -------
                                                        (in thousands)
      Operating revenues                       $82,931     $ 63,216      $82,667
      Cost of goods sold                        65,432       57,932       66,286
      Operating expenses                         4,603        3,446        4,335
      Depreciation and amortization              1,760        1,726        1,798
      Amortization of goodwill                      --        1,503        1,503
                                               -------     --------      -------
      Operating income (loss)                  $11,136     $ (1,391)     $ 8,745
                                               =======     ========      =======

(bar graph of data in the following table)

PLASTICS OPERATING INCOME
(millions)

2000               2001              2002
----               ----              ----
$8.7              ($1.4)            $11.1

(end of graph)

The 31.2% increase in plastics operating revenues for 2002 compared with 2001 reflects a 23.0% increase in pounds of PVC pipe sold combined with a 6.6% increase in the average sales price per pound. The 12.9% increase in cost of goods sold reflects $14.6 million in costs related to the increase in PVC pipe sold offset by a $7.1 million reduction in costs due to a 7.0% decrease in the price per pound of PVC resin. Operating expenses increased 33.6% primarily due to increases in sales commissions and incentive compensation related to increased profitability in this segment. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard.

The Company does not expect the business conditions that contributed to the record earnings in the plastics segment in 2002 to be duplicated in 2003. Gross margins decline when the supply of PVC pipe increases faster than demand. The gross margin percentage is sensitive to PVC raw material resin prices and the demand for PVC pipe. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages or assume that historical trends will continue.

The 23.5% decrease in plastics operating revenues for 2001 compared with 2000 is due to a 29.5% decline in average sales price per pound offset by an 8.5% increase in pounds of PVC pipe sold. The decline in PVC resin prices combined with an oversupply of finished PVC pipe products were the main factors in the decrease in average sales price per pound. The decrease of 12.6% in cost of goods sold reflects a 19.5% decrease in the average cost per pound of PVC pipe sold. The selling price per pound of PVC pipe was affected by the change in raw material cost of PVC resin. Operating expenses decreased 20.5% primarily due to a reduction in labor costs and selling expenses.

For 2002, 58.3% of raw material was purchased from two vendors, with 41.2% supplied by four other vendors. The loss of a key supplier or any interruption or delay in the supply of PVC resin could have a significant impact on the operations of the plastics segment.

                                  Manufacturing

Manufacturing consists of businesses involved in the production of waterfront equipment, wind towers, frame-straightening equipment and accessories for the auto body shop industry, custom plastic pallets, material and handling trays and horticultural containers, fabrication of steel products, contract machining and metal parts stamping and fabricating. During 2002, two acquisitions were completed in this segment using the purchase method of accounting. On May 28, 2002 the Company acquired the outstanding stock of ShoreMaster, Inc. (ShoreMaster). On October 1, 2002 the Company acquired the outstanding stock of Galva Foam Marine Industries, Inc. (Galva Foam). During 2001, three acquisitions were completed in this segment. On February 28, 2001 the Company acquired the outstanding stock of T.O. Plastics, Inc. On September 28, 2001 the Company acquired the outstanding stock of St. George Steel Fabrication, Inc. These two acquisitions were completed using the pooling-of-interests method of accounting. On November 1, 2001 the Company acquired the assets and operations of Titan Steel Corporation using the purchase method of accounting. See note 2 to consolidated financial statements.

                                                 2002         2001        2000
                                               --------     --------     -------
                                                         (in thousands)
      Operating revenues                       $142,390     $123,436     $97,506
      Cost of goods sold                        107,736       91,360      72,639
      Operating expenses                         18,358       14,762      13,992
      Depreciation and amortization               6,525        4,858       3,672
      Amortization of goodwill                       --          281         258
                                               --------     --------     -------
      Operating income                         $  9,771     $ 12,175     $ 6,945
                                               ========     ========     =======

(bar graph of data in the following table)

MANUFACTURING OPERATING INCOME
(millions)

2000              2001              2002
----              ----              ----
$6.9              $12.2             $9.8

(end of graph)

(bar graph of data in the following table)

The 15.4% increase in manufacturing operating revenues for 2002 compared with 2001 reflects the 2002 acquisitions of ShoreMaster and Galva Foam and increased production and sales of wind towers offset by decreased sales volumes of metal parts stamping and steel fabrication. Cost of goods sold increased 17.9% due to the ShoreMaster and Galva Foam acquisitions and increases of $9.3 million in material and subcontractor costs at the wind tower manufacturing business offset by a $4.8 million reduction in material costs at the metal parts stamping companies. The ShoreMaster and Galva Foam acquisitions accounted for $3.4 million of the $3.6 million increase in operating expenses between the periods and $0.4 million of the increase in depreciation and amortization expense. The remaining $1.3 million increase in depreciation and amortization expense in 2002 compared with 2001 is due to 2001 and 2002 plant expansions and equipment purchases at all the manufacturing companies. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard.

The companies in this segment continue to be adversely affected by a slower economy. Uncertainty in the energy industry has directly affected the steel fabrication companies that manufacture equipment for power plants and the wind energy industry.

Manufacturing operating revenues increased 26.6% during 2001 compared to 2000, reflecting increased sales of wind towers combined with increased sales volumes of metal parts stamping, fabrication, and thermoform plastic products. The 25.8% increase in cost of goods sold correlates with increased sales volumes. The 5.5% increase in operating expenses reflects increases in general and administrative expenses offset by reductions in research, development and selling expenses.

                                 Health services

Health services include businesses involved in the sale of diagnostic medical equipment, supplies and accessories. In addition, these businesses also provide service maintenance, mobile diagnostic imaging, mobile PET and nuclear medicine imaging, portable x-ray imaging and rental of diagnostic medical imaging equipment. On May 1, 2002 the Company acquired the outstanding stock of Computed Imaging Service, Inc. On November 1, 2002 the Company acquired the assets and operations of Mobile Diagnostic Services, Inc. On September 4, 2001 the Company acquired the assets and operations of Interim Solutions and Sales, Inc. and Midwest Medical Diagnostics, Inc. On September 10, 2001 the Company acquired the assets and operations of Nuclear Imaging, Ltd. In June 2000 the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. All of these acquisitions were accounted for using the purchase method of accounting. See note 2 to consolidated financial statements.

                                                   2002       2001         2000
                                                 -------     -------     -------
                                                         (in thousands)
      Operating revenues                         $93,420     $79,129     $66,319
      Cost of goods sold                          66,670      59,388      49,193
      Operating expenses                          13,970       9,362       8,416
      Depreciation and amortization                4,410       2,912       2,501
      Amortization of goodwill                        --         605         480
                                                 -------     -------     -------
      Operating income                           $ 8,370     $ 6,862     $ 5,729
                                                 =======     =======     =======

HEALTH SERVICES OPERATING INCOME
(millions)

2000              2001              2002
----              ----              ----
$5.7              $6.9              $8.4

(end of graph)

The 18.1% increase in health services operating revenues, 12.3% increase in cost of goods sold, 49.2% increase in operating expenses and the 51.4% increase in depreciation and amortization for 2002 compared with 2001 are primarily due to the acquisitions completed during September 2001 and May 2002. The number of scans performed increased 19.8% due to the acquisitions while the average fee per scan increased 7.6% primarily as a result of the addition of new modalities provided by the companies acquired in September 2001. Revenues from equipment sales decreased 3.4%.

Operating margins improved slightly between the periods due to increases in margins on service sales in the diagnostic equipment imaging business and in the mobile imaging business offset by expenses incurred in the segment's continued investment in and promotion of fixed-based imaging systems. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard.

Operating revenues for the health services segment increased 19.3% for 2001 compared with 2000 due to an increase in equipment sales, services and supplies, combined with an increase of 7.4% in scans performed. $4.2 million of the revenue increase was the result of the acquisitions completed in September 2001. As a result of the acquisitions, cost of goods sold increased 20.7% reflecting increased costs of materials and supplies used and sold in the diagnostic equipment imaging business, increased rent expense and other additional expenses. The operating expense increase is related to increased labor costs, selling expenses, insurance expenses and promotion expenses.

                            Other business operations

The Company's other business operations include businesses involved in electrical and telephone construction contracting, transportation, telecommunications, entertainment, energy services, and natural gas marketing as well as the portion of corporate general and administrative expenses that are not allocated to the other segments.

                                                2002          2001         2000
                                              --------      -------      -------
                                                        (in thousands)
      Operating revenues                      $ 83,972      $80,667      $78,159
      Cost of goods sold                        46,415       41,109       40,938
      Operating expenses                        33,564       30,927       27,088
      Depreciation and amortization              5,008        5,093        5,669
      Amortization of goodwill                      --          850          903
                                              --------      -------      -------
      Operating (loss) income                 $ (1,015)     $ 2,688      $ 3,561
                                              ========      =======      =======

(bar graph of data in the following table)

OTHER BUSINESS OPERATIONS OPERATING INCOME (millions)

2000              2001               2002
----              ----               ----
$3.6              $2.7              ($1.0)

(end of graph)

The 4.1% increase in operating revenues in the other business operations segment for 2002 compared with 2001 includes increases of $3.1 million at the energy services company and $1.6 million at the construction subsidiaries, partially offset by a decrease in revenue of $1.4 million at the transportation subsidiary. The increase in operating revenue at the energy services company reflects increased revenue from natural gas sales and increased revenue from the installation of energy efficient lighting equipment on customer premises in 2002 compared with 2001. The increase in operating revenues at the construction subsidiaries reflects an increase in the volume of work performed in 2002 compared with 2001. A decrease of 6.1% in miles driven combined with a 2.4% decrease in revenue per mile led to the decrease in operating revenues at the transportation subsidiary.

The 12.9% increase in cost of goods sold in the other business operations segment for 2002 compared with 2001 includes increases in cost of goods sold of $3.8 million at the energy services company and $1.8 million at the construction subsidiaries that are directly related to increased revenues at those companies. Increased costs in excess of increased operating revenues due to smaller margins on natural gas sales and competition for fewer jobs in the construction segment related to the recent economic slowdown resulted in a $0.9 million decrease in operating margins at those companies from 2001 to 2002. Operating expenses increased 8.5% primarily due to a $1.5 million increase in unallocated corporate costs, a $1.1 million increase in operating expenses at the energy services company and a $337,000 increase in operating expenses at the telecommunications subsidiary mainly due to increases in their provisions for doubtful accounts related to the WorldCom and Global Crossings bankruptcies. A 5.0% decrease in the average cost of diesel fuel per gallon at the transportation subsidiary partially offset the increase in operating expenses at the other companies. In 2002, the amortization of goodwill was discontinued in accordance with a new accounting standard.

The 3.2% increase in operating revenues in the other business operations segment for 2001 compared with 2000 reflects a $2.4 million increase in revenues from the energy services company and $1.7 million from the transportation subsidiary partially offset by a $2.0 million decrease in revenues from the construction subsidiaries.

Both operating revenues and cost of goods sold increased for the energy services company as a result of the higher cost of natural gas during the first half of 2001. The increase in cost of goods sold was offset by reductions in this category from the construction subsidiaries. Increased brokerage revenue is the primary reason for the increase in revenue from the transportation subsidiary. The decrease in revenues and cost of goods sold from the construction subsidiaries is due to an overall decline in the number of projects available for the companies to work on in 2001 as compared to 2000. Operating expenses increased 14.2% reflecting increased payments to owner-operators and increased brokerage fees within the transportation subsidiary and increases in insurance expenses. The 10.2% decrease in depreciation and amortization reflects the write down in 2000 of $800,000 of goodwill that was impaired at the energy services company and charged to amortization expense.

On September 1, 1999 the Company acquired the flatbed trucking operations of E.
W. Wylie Corporation (Wylie). The Company currently has $6.7 million of goodwill recorded on its balance sheet relating to this acquisition. Highly competitive pricing in the trucking industry in recent years has resulted in decreased operating margins and lower returns on invested capital for Wylie. The Company's current projections are for operating margins to increase from current levels over the next three to five years as demand for shipping increases relative to available shipping capacity and additional revenues are generated from added terminal locations. If current conditions persist and operating margins do not increase according to Company projections, the reductions in anticipated cash flows from transportation operations may indicate that the fair value of Wylie is less than its book value resulting in an impairment of goodwill and a corresponding charge against earnings. At December 31, 2002, assessment of Wylie indicated that its goodwill was not impaired. The Company will continue to evaluate this reporting unit for impairment as conditions warrant.

(bar graph of data in the following table)

OTHER INCOME AND DEDUCTIONS
(millions)

2000              2001              2002
----              ----              ----
$2.2              $2.2              $2.1

(end of graph)

Consolidated interest charges

The $1.9 million (11.6%) increase in interest charges in 2002 over 2001 is due to higher long-term debt balances outstanding offset by lower interest rates on less short-term debt outstanding between the years. In late December 2001, the Company sold $90 million of 6.63% senior notes due 2011 and used part of the proceeds to retire $18 million of $6.35 cumulative preferred shares, $18 million of 8.75% first mortgage bonds due 2021, $17.3 million of subsidiary term debt and $20 million in short-term debt. The net impact of this refinancing resulted in additional interest expense from the additional long-term debt outstanding and the shift of $1.2 million from preferred dividend payments in 2001 to interest expense in 2002. Interest expense on short-term debt decreased from $1.0 million in 2001 to $0.3 million in 2002. The average daily short-term debt balance decreased from $16.7 million in 2001 to $13.2 million in 2002 and the average interest rate paid on short-term debt decreased from 5.2% in 2001 to 2.2% in 2002.

Interest expense decreased 6.0% for 2001 compared to 2000 due to decreases in the average long-term debt outstanding combined with lower interest rates on the line of credit balances and variable rate debt, offset slightly by a higher daily average line of credit borrowings outstanding. Daily average outstanding borrowings were $16.7 million for 2001 compared to $12.8 million for 2000. The average interest rate under the line of credit was 5.2% for 2001.

Consolidated income taxes

The Company's effective tax rate was 30.3% for 2002 compared with 31.5% for 2001. Although net income before taxes was $2.5 million higher in 2002 than in 2001, income taxes remained essentially the same in both years. This reflects the discontinuance of goodwill amortization in 2002. The nontaxable portion of goodwill was $1.3 million in 2001. The tax reduction on the remaining $1.2 million in pre-tax income of approximately $0.5 million reflects a reduction of tax provisions related to the settlement of IRS audits of the Company's 1997 and 1998 tax returns. The 9.4% increase in consolidated income taxes for 2001 compared to 2000 follows the $4.3 million increase in income before income taxes.

Impact of inflation

The electric utility operates under regulatory provisions that allow price changes in the cost of fuel and purchased power to be passed to most customers through automatic adjustments to its rate schedules under the cost-of-energy adjustment clause. Other increases in the cost of electric service must be recovered through timely filings for electric rate increases with the appropriate regulatory agency.

The Company's plastics, manufacturing, health services, and other business operations consist almost entirely of unregulated businesses. Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace. The impact of inflation on these segments has not been significant during the past few years because of the relatively low rates of inflation experienced in the United States. Raw material costs, labor costs and interest rates are important components of costs for companies in these segments. Any or all of these components could be impacted by inflation, with a possible adverse effect on the Company's profitability, especially in high inflation periods where raw material and energy cost increases would lead finished product prices.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as depreciable lives, asset impairment evaluations, tax provisions, collectability of trade accounts receivable, self insurance programs, environmental liabilities, unbilled electric revenues, unscheduled power exchanges, service contract maintenance costs, percentage-of-completion and actuarially determined benefits costs. As better information becomes available or actual amounts are known, estimates are revised. Operating results can be affected by revised estimates. Actual results may differ from these estimates under different assumptions or conditions. Management has discussed the application of these critical accounting policies and the development of these estimates with the audit committee of the board of directors. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Pension and other postretirement benefits obligations and costs

Pension and postretirement benefit liabilities and expenses for the Company's electric utility and corporate employees are determined by actuaries using assumptions about the discount rate, expected return on plan assets, rate of compensation increase and health care cost trend rates. Further discussion of our pension and postretirement benefit plans and related assumptions is included in note 9 to the consolidated financial statements included in this annual report.

These benefits, for any individual employee, can be earned and related expenses can be recognized and a liability accrued over periods of up to forty or more years. These benefits can be paid out for up to forty or more years after an employee retires at the extreme end of the scale. Estimates of liabilities and expenses related to these benefits are among the Company's most critical accounting estimates. Although deferral and amortization of fluctuations in actuarially determined benefit obligations and expenses are provided for when actual results on a year-to-year basis deviate from long-range assumptions, compensation increases and health care cost increases or a reduction in the discount rate applied from one year to the next can significantly increase the Company's benefit expenses in the year of the change. Also, a reduction in the expected rate of return on pension plan assets in the Company's funded pension plan or realized rates of return on plan assets that are well below assumed rates of return could result in significant increases in recognized pension benefit expenses in the year of the change or for many years thereafter because actuarial losses can be amortized over the average remaining service lives of active employees.

A combination of factors has contributed to a significant increase in the Company's current estimated pension and postretirement benefits obligations liabilities and its 2003 estimated pension and postretirement benefits costs.

For the Company's pension fund, the average rate of return on assets over the past five years of 1.8% compared to an assumed rate of 9.5% combined with a reduction in the discount rate from 7.50% at year-end 2001 to 6.75% at year-end 2002 have contributed to a $46 million decrease in the pension plan's funded status, a shift from a $14 million unrecognized actuarial gain to a $33 million unrecognized actuarial loss, a shift from a $7.1 million prepaid pension asset to a $5.4 million net pension liability and a direct reduction to shareholder's equity of $7.0 million in the form of an "other comprehensive loss" from year-end 2001 to year-end 2002. These factors will all contribute to a shift from $2.6 million in pension income recorded in 2002 to a projected $1.7 million pension cost in 2003. Company pension costs for the years 2004 through 2007 assuming a 6.75% discount rate are projected to be $3.0 million in 2004, $4.6 million in 2005, $6.3 million in 2006 and $7.2 million in 2007. Subsequent increases in actual rates of return on plan assets over assumed rates or increases or decreases in the discount rate could significantly change these projected costs.

In 2002, the Company's Executive Survivor and Supplemental Retirement Plan (ES&SRP) accrued benefit liability increased by $3.8 million and shareholder's equity was reduced by $3.1 million in the form of a direct charge to "other comprehensive loss." This was the result of an increase in accumulated benefits earned and an increase in the number of plan participants, but also as a result of a reduction in the discount rate from 7.50% at December 31, 2001 to 6.75% at December 31, 2002 and actual increases in executive salaries in excess of assumed rates of increase. All these factors will contribute to an increase in the Company's ES&SRP periodic benefit cost from $1.6 million in 2002 to $2.5 million in 2003. ES&SRP costs for the years 2004 through 2007 assuming a 6.75% discount rate are projected to be $2.7 million in 2004, $2.8 million in 2005, $2.9 million in 2006 and $3.2 million in 2007.

Increases in health-care costs in excess of the assumed health-care cost trend rate for 2002 and a decrease in the discount rate from 7.5% at December 31, 2001 to 6.75% at December 31, 2002 contributed to a $10.8 million increase in the plan's projected benefit obligation and a $9.8 million increase in the plan's unrecognized actuarial loss from year-end 2001 to year-end 2002. These factors also contributed to an increase in postretirement health-care benefit costs from $3.2 million in 2002 to a projected $4.7 million in 2003. Postretirement health-care expenses for the years 2004 through 2007 assuming a 6.75% discount rate are projected to be $4.8 million in 2004, $4.9 million in 2005, $5.0 million in 2006 and $5.3 million in 2007. Subsequent increases or decreases in the discount rate or in retiree health-care cost inflation rates could significantly change these projected costs.

Revenue recognition

In the electric business, revenue is accrued for electricity consumed but not yet billed. At the end of each month, revenue is estimated for energy consumed by customers since their last meter-reading date based on daily generation volumes, estimated customer usage by class, weather factors, line losses and applicable customer rates based on regression analysis reflecting historical consumption patterns. The estimated balance for unbilled electric revenue at the end of the year is highly sensitive to weather conditions in the month of December. The estimated December 31st balances have ranged from $10.0 million to $11.5 million over the last five years as a result of weather conditions and the timing of meter-reading dates. The estimated unbilled receivable of $10.6 million on December 31, 2002 represents approximately 5% of annual retail electric revenues. However, the incremental change in unbilled electric revenue from December 31, 2001 to December 31, 2002 increased by only $85,000 or 0.04% of retail electric revenue. This estimate is based on known conditions over a very short period of time, is closely associated with electric generation costs, is recalculated on a monthly basis and its incremental impact on annual revenue is generally small.

The construction companies and three manufacturing companies record operating revenues on a percentage-of-completion basis for fixed-price construction contracts. The method used to determine the progress of completion is based on the ratio of costs incurred to total estimated costs. The duration of the majority of these contracts is less than a year. The Company has recognized $45 million of revenues on jobs in progress as of December 31, 2002. There are no losses expected on jobs in progress at year-end 2002. The Company believes that the accounting estimate related to the percentage-of-completion accounting on uncompleted contracts is critical to the extent that any underestimate of total expected costs on fixed-price construction contracts could result in reduced profit margins being recognized on these contracts at the time of completion.

Allowance for doubtful accounts

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, the Company records a specific allowance for bad debts to reduce the net recognized receivable to the amount we reasonably believe will be collected.

The Company believes the accounting estimate related to the allowance for doubtful accounts is critical because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

During 2002, $1.6 million of bad debts expense was incurred and the allowance for doubtful accounts was $3.8 million (4.7% of trade accounts receivable) as of December 31, 2002. General economic conditions and specific geographic concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense. An increase or decrease of one percentage-point in the Company's allowance for doubtful accounts at December 31, 2002 would result in an $822,000 increase or decrease in bad debts expense.

Although an estimated allowance for doubtful accounts on the Company's accounts receivable is provided for, the allowance for doubtful accounts on the electric segment's wholesale electric sales is insignificant in proportion to annual revenues from these sales ($82 million in 2002). The electric segment has not experienced a bad debt related to wholesale electric sales due largely to stringent risk management criteria related to these sales. However, nonpayment on a single wholesale electric sale could result in a significant bad debt expense.

Depreciation expense and depreciable lives

The provisions for depreciation of electric utility property for financial reporting purposes are made on the straight-line method based on the estimated service lives (5 to 65 years) of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.08% in 2002 and 3.06% in both 2001 and 2000. Depreciation rates on electric utility property are subject to annual regulatory review and approval and depreciation expense is recovered through rates set by ratemaking authorities. Although the useful lives of electric utility properties are estimated, the recovery of their cost is dependent on the ratemaking process. Deregulation of the electric industry could result in changes to the estimated useful lives of electric utility property that could impact depreciation expense.

Property and equipment of nonelectric operations are carried at historical cost or at the current appraised value if acquired in a business combination accounted for under the purchase method of accounting and are depreciated on a straight-line basis over useful lives (3 to 40 years) of the related assets. The Company believes that the lives and methods of determining depreciation are reasonable, however, changes in economic conditions affecting the industries in which our companies operate or innovations in technology could result in a reduction of the estimated useful lives of the Company's property plant and equipment or in an impairment write-down of the carrying value of these properties.

Asset impairment

The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard requires that if the sum of the future expected cash flows from a company's asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimates related to an asset impairment are critical because they are highly susceptible to change from period to period reflecting changing business cycles, they require management to make assumptions about future cash flows over future years and the impact of recognizing an impairment could have a significant effect on operations. Management's assumptions about future cash flows require significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future.

As of December 31, 2002, an assessment of the carrying values of the Company's long-lived assets and other intangibles indicated that these assets were not impaired.

Goodwill impairment

Beginning in 2002, goodwill is required to be evaluated annually for impairment, according to SFAS No. 142, Goodwill and Other Intangible Assets. The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded.

The Company believes that accounting estimates related to goodwill impairment are critical because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues. Additionally, SFAS No. 142 requires that the goodwill be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated.

As of December 31, 2002, an assessment of the carrying values of the Company's goodwill indicated no impairment.

FACTORS AFFECTING FUTURE EARNINGS

The results of operations discussed above are not necessarily indicative of future earnings. Factors affecting future earnings include, but are not limited to, the Company's diversification efforts, growth of electric revenues, the timing and scope of deregulation and open competition, Federal Energy Regulatory Commission (FERC) mandated operational changes to the electricity transmission grid, impact of the investment performance of the Company's pension plan, changes in the economy, weather conditions, governmental and regulatory action, fuel and purchased power costs and environmental issues. Anticipated higher operating costs and carrying charges on increased capital investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

                              ELECTRIC OPERATIONS

Growth of electric revenue

Growth in electric sales will be subject to a number of factors, including the volume of sales of electricity to other utilities, the effectiveness of demand-side management programs, weather, competition, the price of alternative fuels and the rate of economic growth or decline in the Company's service area. The Company's electric business depends primarily on the use of electricity by customers in our service area. The Company's electric kwh sales to retail customers increased 2.4% in 2002, 2.9% in 2001, and 3.5% in 2000.

Factors beyond the Company's control, such as mergers and acquisitions, geographical location, transmission reservation costs, unplanned interruptions at the Company's generating plants and the effects of deregulation, could lead to greater volatility in the volume and price of sales of electricity to other utilities. Activity in the short-term energy market is subject to change based on a number of factors and it is difficult to predict the quantity of wholesale power sales or prices for wholesale power, although it appears that market conditions for wholesale power transactions will be depressed in the future because of generating unit additions in the power pool and the advent of transmission system operators mandated by the FERC.

Regulation

Rates of return earned on utility operations are subject to review by the various state commissions that have jurisdiction over the electric rates charged by the Company. These reviews may result in future revenue and income reductions when actual rates of return are deemed by regulators to be in excess of allowed rates of return.

On December 29, 2000 the North Dakota Public Service Commission (NDPSC) approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company. The electric utility's 2002 rate of return is expected to be within the allowable range defined in the plan.

Fuel Costs

The Company has an agreement for Big Stone Plant's coal supply through December 31, 2004. The Company has been unable to negotiate a competitive delivery rate for coal to the Big Stone Plant with rail carriers. Coal is being shipped to Big Stone Plant under a tariff rate. The Company has commenced a proceeding before the Surface Transportation Board requesting the Board set a competitive rate. The Company expects the outcome to have a favorable impact on its fuel costs for the Big Stone Plant.

The Mid-Continent Area Power Pool region has experienced a slight increase in availability of excess generation and transmission capacity due to the addition of peaking capacity. While the availability of the Company's plants has been excellent, the loss of a major plant could expose the Company to higher purchased power costs. Two factors mitigate this financial risk. First, wholesale sales contracts include provisions to release the Company from its obligations in case of a plant outage; and second, the Company has cost of energy adjustment clauses that allow pass through of most of the energy costs to retail customers. However, increases in fuel costs or regional generating capacity could have a negative impact on wholesale electric sales and profit margins.

Environmental

Current regulations under the Federal Clean Air Act (the Act) are not expected to have a significant impact on future capital requirements or operating costs. However, proposed or future regulations under the Act, changes in the future coal supply market, and/or other laws and regulations could impact such requirements or costs. The Company anticipates that, under current regulatory principles, any such costs could be recovered through rates. All of the Company's electric generating plants operated within the Act's phase two standards for sulfur-dioxide and nitrogen-oxide emissions in 2002. Ongoing compliance with the phase two requirements is not expected to significantly impact operations at any of the Company's plants.

The Act called for Environmental Protection Agency (EPA) studies of the effects of emissions of listed pollutants by electric steam generating plants. The EPA has completed the studies and sent reports to Congress. The Act required that the EPA make a finding as to whether regulation of emissions of hazardous air pollutants from fossil fuel-fired electric utility generating units is appropriate and necessary. On December 14, 2000 the EPA announced that it would regulate mercury emissions from electric generating units. The EPA expects to propose regulations by December 2003 and issue final rules by December 2004. Because promulgation of rules by the EPA has not been completed, it is not possible to assess whether, or to what extent, this regulation will impact the Company.

The EPA has targeted electric steam generating units as part of an enforcement initiative relative to compliance with the Act. The EPA is attempting to determine if utilities violated certain provisions of the Act by making major modifications to their facilities without installing state-of-the-art pollution controls. On January 2, 2001 the Company received a request from the EPA pursuant to Section 114(a) of the Act requiring the Company to provide certain information relative to past operation and capital construction projects at the Big Stone Plant. The Company has responded to that request and cannot, at this time, determine what, if any, actions will be taken by the EPA as a result of the Company's response.

At the request of the Minnesota Pollution Control Agency (MPCA), the Company has an ongoing investigation at the Hoot Lake Plant closed ash disposal sites. The MPCA continues to monitor site activities under their Voluntary Investigation and Cleanup Program. In April 2001, the Company submitted a Remedial Investigation Work Plan to the MPCA describing our plans to further investigate the environmental impact of the closed portion of the Hoot Lake Plant ash disposal site. The MPCA approved the plan, with some suggested modifications and these tasks have been completed. The MPCA also asked that we eliminate a ground water seepage that was originating from one of the disposal areas. Site work was completed in early November 2001, however, seepage reappeared in a new location in the spring of 2002. We initiated additional studies to further characterize the site and that report will be submitted to the MPCA for their review and comment. The Company does not anticipate that the MPCA's review will result in actions that will have a material impact on the utility's results of operations or financial condition.

Deregulation and legislation

In December 1999, FERC issued Order No. 2000, with the goal to consolidate control of the transmission network into a new structure of independent regional grid operators. The Midwest Independent Transmission System Operator (MISO), based in Carmel, Indiana, transitioned into operational control of a broad Midwest region of transmission in February 2002. Their nondiscriminatory operation of the transmission system satisfies FERC's Order No. 2000. As the transmission provider and security coordinator for the region, MISO offers available capacity, accepts schedules, and provides settlement for transmission services. As a transmission owner within MISO, Otter Tail Power Company received $1.35 million in transmission service revenue while its load-based charge for MISO operating costs totaled $0.7 million, or $0.00017 per kwh, in 2002.

In July 2002, FERC issued a Notice of Proposed Rulemaking (NOPR) on Standard Market Design (SMD). Its purpose is to insure standard commercial rules for the operation of competitive markets for electricity. The SMD NOPR calls for markets to be operational across the United States by the end of 2004. A final rule on the SMD is expected by June of 2003. MISO, with strong FERC encouragement, has established the end of 2003 as a target for MISO markets to be operational within its geographical area of operation.

Consolidation of adjacent North American Electric Reliability Council (NERC) regional reliability councils is expected to move forward during 2003. The anticipated legal authorization to evolve the NERC, a voluntary utility effort born in the aftermath of outages in the late 1960s, into the North American Electric Reliability Organization (NAERO) is awaiting the passage of an all-encompassing energy bill. NAERO represents the creation of an independent and self-regulatory reliability organization to establish and enforce compliance with mandatory rules for the reliable operation of the transmission system within the United States under the oversight of FERC.

The United States Congress ended its 2002 legislative session without taking action on electric industry restructuring legislation. The Congress did consider a broad energy bill, but failed to pass it prior to the November elections. There was no legislative action regarding electric retail choice in any of the states the Company serves and no major electricity legislation is expected in the 2003 legislative sessions in those states. The Company does not expect retail competition to come to the states of Minnesota, North Dakota or South Dakota in the foreseeable future.

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

                             NONELECTRIC OPERATIONS

In 2002, approximately 31% of the Company's net income was contributed by nonelectric operations. The Company plans to make additional acquisitions. The following guidelines are used when considering acquisitions: emerging or middle market company; proven entrepreneurial management team that will remain after the acquisition; products and services intended for commercial rather than retail consumer use; the ability to provide immediate earnings and future growth potential; and 100% ownership. The Company intends to grow earnings as a long-term owner of its operating companies. The Company also assesses the performance of its operating companies' return on capital and will consider divesting under-performing operating companies. Continuing growth from nonelectric operations could result in earnings, cash flow and stock price volatility.

While the Company cannot predict the success of our current nonelectric businesses, we believe opportunities exist for growth in these business segments. Factors that could affect the results of our nonelectric businesses include, but are not limited to, the following: fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships; competitive products and pricing pressures and the ability to gain or maintain market share in trade areas; general economic conditions; the impact of government regulation; effectiveness of advertising, marketing, and promotional programs; impairment of goodwill recorded in connection with the acquisition of nonelectric businesses; adverse weather conditions; and competition in the transportation industry. The failure of Congress to pass a broad energy bill in 2003 could have an unfavorable impact on the Company's operations that manufacture towers for the wind energy industry.

KEY ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001, which requires all derivative instruments be reported on the consolidated balance sheet at fair value. The Company has determined that certain electric energy contracts meet the criteria of a derivative under SFAS No. 133 but qualify for the normal purchase and normal sales exception and are not subject to mark-to-market accounting treatment. SFAS No. 133 did not have a material effect on the Company's 2001 or 2002 consolidated results of operations, financial position or cash flows.

In October 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus on EITF Issue No. 02-3, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities. Any contracts within the scope of SFAS No. 133 that are trading or held for trading and are settled physically should be reported on a net basis. Any contracts within the scope of SFAS No. 133 that are not considered trading and are settled physically should be reported on a gross basis. As of December 31, 2002, none of the electric utility's completed or open energy-only contracts were determined to be trading or held for trading purposes.

The FASB has issued SFAS No. 143, Accounting for Asset Retirement Obligations
(ARO), which provides accounting requirements for retirement obligations associated with tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 on January 1, 2003. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal constructions under the doctrine of promissory estoppel. Adoption of SFAS No. 143 will change the accounting for ARO costs of the utility's generating plants as well as certain other long-lived assets. Currently, estimated net salvage amounts are part of depreciation expense accruals collected in the utility's rates and reported in accumulated depreciation. SFAS No. 143 requires the present value of the future decommissioning cost to be recognized as a liability on the balance sheet with an offsetting amount being added to the capitalized cost of the related long-lived asset. The liability will be accreted to its present value each period and the capitalized cost will be depreciated over the useful life of the related asset. The FERC issued a proposed rulemaking on Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations on October 30, 2002.

The Company is in the process of evaluating what assets may have associated retirement costs as defined by SFAS No. 143, and what the prescribed accounting treatment will be under FERC rules. Preliminary calculations indicate that estimated costs of current legal obligations associated with asset retirement are already included in existing accumulated depreciation. The estimated amount added to the generating plant assets would be under $0.7 million. The estimated future obligation under SFAS No. 143 is under $4.3 million, primarily for steam generating plants, and the estimated current liability at the end of 2002 would be near $2.2 million. The $1.5 million difference between the increase in plant assets and the present value of the future ARO obligation represents the cumulative effect of amounts that would have been accreted to the liability from the time the generating assets were first placed in service through December 31, 2002. The Company expects regulatory rules to be adopted that will allow the cumulative effect of the accretion expense on net income resulting from the adoption of SFAS No. 143 to be offset by a credit to income and a charge to the accumulated reserve for depreciation account or to a proposed regulatory asset account. Through 2002, the Company has accrued $14.4 million in its depreciation reserve accounts for all legal and other expected obligations at retirement of their steam generating plants. Since the Company is already recovering these estimated legal obligations and they are already recognized as recoverable for rate regulation, the Company does not expect any impact on earnings as a result of adopting SFAS No. 143.

The FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in October 2001. SFAS No. 144 replaces SFAS No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement develops one accounting model for long-lived assets to be disposed of by sale and also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the accounting model for impairment or disposal of long-lived assets starting January 1, 2002. Adoption of this statement did not have a material effect on the Company's results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain amendments to SFAS No. 123 of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The Company currently follows the accounting provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, for stock-based compensation and provides the pro forma disclosures required under SFAS No. 123 as amended by SFAS No. 148.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 2002 the Company had limited exposure to market risk associated with interest rates and commodity prices and no exposure to market risk associated with changes in foreign currency exchange rates.

The majority of the Company's long-term debt has fixed interest rates. The interest on variable rate long-term debt is reset on a periodic basis reflecting current market conditions. The Company manages its interest rate risk through the issuance of fixed-rate debt with varying maturities, through economic refunding of debt through optional refundings, limiting the amount of variable interest rate debt, and the utilization of short-term borrowings to allow flexibility in the timing and placement of long-term debt. As of December 31, 2002 the Company had $15.5 million of long-term debt subject to variable interest rates. Assuming no change in the Company's financial structure, if variable interest rates were to average 1 percentage-point higher or lower than the average variable rate on December 31, 2002, interest expense and pre-tax earnings would change by approximately $155,000.

The Company has not used interest rate swaps to manage net exposure to interest rate changes related to the Company's portfolio of borrowings. The Company maintains a ratio of fixed rate debt to total debt within a certain range. It is the Company's policy to enter into interest rate transactions and other financial instruments only to the extent considered necessary to meet its stated objectives. The Company does not enter into transactions for speculative or trading purposes.

The electric utility's retail portion of fuel and purchased power costs are subject to cost-of-energy adjustment clauses that mitigate the commodity price risk by allowing a pass through of most of the increase or decrease in energy costs to retail customers. In addition, the electric utility participates in an active wholesale power market providing access to energy resources that may serve to mitigate price risk. The Company has in place an energy risk management policy with a goal to manage, through the use of defined risk management practices, price risk and credit risk associated with wholesale power purchases and sales.

The Company's energy services subsidiary markets natural gas to approximately 150 retail customers. Some of these customers are served under fixed-price contracts. There is price risk associated with a limited number of fixed-price contracts since the corresponding cost of natural gas is not immediately locked in. This price risk is not considered material to the Company.

The plastics companies are exposed to market risk related to changes in commodity prices for PVC resins, the raw material used to manufacture PVC pipe. The PVC pipe industry is highly sensitive to commodity raw material pricing volatility. Historically, when resin prices are rising or stable, margins and sales volume have been higher and when resin prices are falling, sales volumes and margins have been lower. Gross margins also decline when the supply of PVC pipe increases faster than demand. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages or to assume that historical trends will continue.

CAUTIONARY STATEMENTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company makes the following statements.

The information in this annual report includes forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements are set forth above under "Critical accounting policies involving significant estimates" and "Factors affecting future earnings." Other risks and uncertainties may be presented from time to time in the Company's future Securities and Exchange Commission filings.

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF OTTER TAIL CORPORATION

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Corporation and its subsidiaries (the Company) as of December 31, 2002, and 2001, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

DELOITTE & TOUCHE LLP

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
January 29, 2003

OTTER TAIL CORPORATION

CONSOLIDATED BALANCE SHEETS, DECEMBER 31                                   2002           2001
----------------------------------------                                   ----           ----
                                                                              (in thousands)
ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                          $    9,937      $ 11,378
     Accounts receivable:
         Trade (less allowance for doubtful accounts of
             $3,833,000 for 2002 and $1,109,000 for 2001)                   81,670        64,215
         Other                                                               1,466         5,047
     Inventories                                                            44,154        39,301
     Deferred income taxes                                                   4,487         4,020
     Accrued utility revenues                                               11,633        11,055
     Other                                                                  10,866         8,878
                                                                        ----------      --------
               Total current assets                                        164,213       143,894
                                                                        ----------      --------

INVESTMENTS                                                                 18,439        18,009
GOODWILL--NET                                                               64,557        48,221
INTANGIBLES--NET                                                             5,592         1,584
OTHER ASSETS                                                                17,696        15,687

DEFERRED DEBITS
     Unamortized debt expense and reacquisition premiums                     8,895         5,646
     Regulatory assets                                                      10,238         5,117
     Other                                                                   1,220         1,406
                                                                        ----------      --------
               Total deferred debits                                        20,353        12,169
                                                                        ----------      --------
PLANT
     Electric plant in service                                             835,382       810,470
     Nonelectric operations                                                178,656       145,712
                                                                        ----------      --------
          Total                                                          1,014,038       956,182
     Less accumulated depreciation and amortization                        467,759       441,863
                                                                        ----------      --------
          Plant - net of accumulated depreciation and amortization         546,279       514,319
     Construction work in progress                                          41,607        28,658
                                                                        ----------      --------
          Net plant                                                        587,886       542,977
                                                                        ----------      --------

          TOTAL                                                         $  878,736      $782,541
                                                                        ==========      ========

See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED BALANCE SHEETS, DECEMBER 31                                             2002           2001
----------------------------------------                                             ----           ----
                                                                                       (in thousands)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
     Short-term debt                                                              $  30,000       $      --
     Sinking fund requirements and current maturities of long-term debt               7,690          28,946
     Accounts payable                                                                52,430          46,871
     Accrued salaries and wages                                                      18,194          17,397
     Accrued federal and state income taxes                                              --           1,634
     Other accrued taxes                                                             10,150           9,854
     Other accrued liabilities                                                        5,760           6,090
                                                                                  ---------       ---------
               Total current liabilities                                            124,224         110,792
                                                                                  ---------       ---------

NONCURRENT LIABILITIES                                                               43,821          32,981
                                                                                  ---------       ---------

COMMITMENTS (NOTE 7)

DEFERRED CREDITS
     Deferred income taxes                                                           94,147          85,591
     Deferred investment tax credit                                                  12,782          13,935
     Regulatory liabilities                                                           9,133           9,914
     Other                                                                            7,435           7,160
                                                                                  ---------       ---------
               Total deferred credits                                               123,497         116,600
                                                                                  ---------       ---------

CAPITALIZATION (PAGE 37)
     Long-term debt, net of sinking fund and current maturities                     258,229         227,360

     Cumulative preferred shares                                                     15,500          15,500

     Common shares, par value $5 per share -- authorized, 50,000,000 shares;
          outstanding, 2002 -- 25,592,160 shares; 2001 -- 24,653,490 shares         127,961         123,267
     Premium on common shares                                                        24,135           1,526
     Unearned compensation                                                           (1,946)           (151)
     Retained earnings                                                              175,304         156,641
     Accumulated other comprehensive loss                                           (11,989)         (1,975)
                                                                                  ---------       ---------
         Total common equity                                                        313,465         279,308

             Total capitalization                                                   587,194         522,168
                                                                                  ---------       ---------

                 TOTAL                                                            $ 878,736       $ 782,541
                                                                                  =========       =========

See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31                              2002            2001            2000
-------------------------------                              ----            ----            ----
                                                           (in thousands, except per-share amounts)
OPERATING REVENUES
     Electric                                              $ 307,403       $ 307,684       $262,280
     Plastics                                                 82,931          63,216         82,667
     Manufacturing                                           142,390         123,436         97,506
     Health services                                          93,420          79,129         66,319
     Other business operations                                83,972          80,667         78,159
                                                           ---------       ---------       --------
          Total operating revenues                           710,116         654,132        586,931

OPERATING EXPENSES
     Production fuel                                          44,122          41,776         38,546
     Purchased power                                          94,694          99,491         66,121
     Electric operation and maintenance expenses              80,534          75,531         74,591
     Cost of goods sold                                      286,253         249,789        229,056
     Other nonelectric expenses                               70,495          58,497         53,831
     Depreciation and amortization                            42,613          42,100         40,562
     Property taxes                                            9,423           9,464          9,976
                                                           ---------       ---------       --------
          Total operating expenses                           628,134         576,648        512,683

OPERATING INCOME
     Electric                                                 53,720          57,150         49,268
     Plastics                                                 11,136          (1,391)         8,745
     Manufacturing                                             9,771          12,175          6,945
     Health services                                           8,370           6,862          5,729
     Other business operations                                (1,015)          2,688          3,561
                                                           ---------       ---------       --------
          Total operating income                              81,982          77,484         74,248

OTHER INCOME AND DEDUCTIONS -- NET                             2,057           2,193          2,154
INTEREST CHARGES                                              17,850          15,991         17,005
                                                           ---------       ---------       --------
INCOME BEFORE INCOME TAXES                                    66,189          63,686         59,397
INCOME TAXES                                                  20,061          20,083         18,355
                                                           ---------       ---------       --------
NET INCOME                                                    46,128          43,603         41,042
PREFERRED DIVIDEND REQUIREMENTS                                  736           1,993          1,879
                                                           ---------       ---------       --------
EARNINGS AVAILABLE FOR COMMON SHARES                       $  45,392       $  41,610       $ 39,163
                                                           =========       =========       ========

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC           25,176          24,600         24,572
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED         25,397          24,832         24,649

BASIC EARNINGS PER SHARE                                   $    1.80       $    1.69       $   1.59
DILUTED EARNINGS PER SHARE                                 $    1.79       $    1.68       $   1.59

DIVIDENDS PER COMMON SHARE                                 $    1.06       $    1.04       $   1.02

See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          ACCUMULATED
                                          COMMON       PAR VALUE,  PREMIUM ON                                 OTHER
                                          SHARES         COMMON      COMMON      UNEARNED     RETAINED    COMPREHENSIVE    TOTAL
                                        OUTSTANDING      SHARES      SHARES    COMPENSATION   EARNINGS    INCOME/(LOSS)   EQUITY
                                         -----------------------------------------------------------------------------------------
                                                           (in thousands, except common shares outstanding)
BALANCE, DECEMBER 31, 1999               24,571,410    $  122,857  $       --   $     (301)  $ 126,210     $       --    $ 248,766

  Common stock issuances                      2,878            14          50                                                   64
  Amortization of unearned
  compensation - stock options                                                          75                                      75
  Comprehensive income:
       Net income                                                                               41,042                      41,042
       Minimum liability
         adjustment                                                                                              (220)        (220)
                                                                                                                         ---------
          Total comprehensive
          income                                                                                                            40,822
  Purchase stock for employee
    purchase plan on open market                                                                  (250)                       (250)
  Cumulative preferred dividends                                                                (1,878)                     (1,878)
  Common dividends                                                                             (24,328)                    (24,328)
                                         -----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000               24,574,288       122,871          50         (226)    140,796           (220)     263,271

  Common stock issuances                     79,202           396       1,187                                                1,583
  Amortization of unearned
    compensation - stock options                                                        75                                      75
  Comprehensive income:
       Net income                                                                               43,603                      43,603
       Minimum liability adjustment                                                                            (1,755)      (1,755)
                                                                                                                         ---------
          Total comprehensive income                                                                                        41,848
  Tax benefit for exercise of stock
    options                                                               302                                                  302
  Remove capital stock expense $6.35
    preferred shares                                                      246                     (246)                         --
  Purchase stock for employee
    purchase plan on open market                                         (259)                    (168)                       (427)
  Cumulative preferred dividends                                                                (2,088)                     (2,088)
  Common dividends                                                                             (25,256)                    (25,256)
                                         -----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001               24,653,490       123,267       1,526         (151)    156,641         (1,975)     279,308

  Common stock issuances                    938,670         4,694      22,094       (2,674)                                 24,114
  Amortization of unearned
    compensation - stock options                                                       879                                     879
  Comprehensive income:
       Net income                                                                               46,128                      46,128
       Minimum liability adjustment                                                                           (10,014)     (10,014)
                                                                                                                         ---------
          Total comprehensive income                                                                                        36,114
  Tax benefit for exercise of
    stock options                                                         720                                                  720
  Purchase stock for employee purchase
    plan on open market                                                  (205)                                                (205)
  Cumulative preferred dividends                                                                  (736)                       (736)
  Common dividends                                                                             (26,729)                    (26,729)
                                         -----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002               25,592,160    $  127,961  $   24,135   $   (1,946)  $ 175,304     $  (11,989)   $ 313,465
                                         =========================================================================================


See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31                                                                 2002           2001           2000
-------------------------------                                                                 ----           ----           ----
                                                                                                         (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                               $ 46,128      $  43,603      $ 41,042
     Adjustments to reconcile net income to net cash provided
     by operating activities:
          Depreciation and amortization                                                         42,613         42,100        40,562
          Deferred investment tax credit - net                                                  (1,153)        (1,177)       (1,183)
          Deferred income taxes                                                                  2,669         (1,441)       (4,655)
          Change in deferred debits and other assets                                            (5,178)        (8,434)       (3,346)
          Change in noncurrent liabilities and deferred credits                                  1,049          2,484         4,263
          Allowance for equity (other) funds used during construction                           (1,742)          (963)         (341)
          Other - net                                                                            1,399            (81)          728
      Cash provided by (used for) current assets and current liabilities:
          Change in receivables, materials and supplies                                         (4,192)         4,880       (20,781)
          Change in other current assets                                                        (2,512)          (432)          537
          Change in payables and other current liabilities                                       2,288           (581)        9,904
          Change in interest and income taxes payable                                           (4,572)        (2,429)       (4,969)
                                                                                              --------      ---------      --------
               NET CASH PROVIDED BY OPERATING ACTIVITIES                                        76,797         77,529        61,761
                                                                                              --------      ---------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                                      (75,533)       (53,596)      (46,273)
     Proceeds from disposal of noncurrent assets                                                 2,462          3,298         1,709
     Acquisitions, net of cash acquired                                                         (6,591)        (8,948)      (34,194)
     Sale (purchase) of other investments                                                            5         (1,884)          (86)
                                                                                              --------      ---------      --------
               NET CASH USED IN INVESTING ACTIVITIES                                           (79,657)       (61,130)      (78,844)
                                                                                              --------      ---------      --------

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Net borrowings under line of credit                                                        25,507             --           (50)
     Proceeds from employee stock plans                                                          3,091          1,347            14
     Proceeds from issuance of long-term debt                                                   65,124        121,146        44,814
     Payments for retirement of long-term debt                                                 (62,161)       (81,549)      (24,889)
     Payments for debt issuance expenses                                                        (2,677)        (1,880)           --
     Redemption of preferred stock                                                                  --        (18,000)           --
     Dividends paid and other distributions                                                    (27,465)       (27,344)      (26,455)
                                                                                              --------      ---------      --------
               NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                               1,419         (6,280)       (6,566)
                                                                                              --------      ---------      --------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                         (1,441)        10,119       (23,649)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                  11,378          1,259        24,908
                                                                                              --------      ---------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                      $  9,937      $  11,378      $  1,259
                                                                                              ========      =========      ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for:
          Interest (net of amount capitalized)                                                $ 16,831      $  16,313      $ 16,075
          Income taxes                                                                        $ 22,835      $  23,575      $ 28,510

See accompanying notes to consolidated financial statements.

OTTER TAIL CORPORATION

CONSOLIDATED STATEMENTS OF CAPITALIZATION, DECEMBER 31                                                          2002          2001
------------------------------------------------------                                                          ----          ----
                                                                                                                  (in thousands)
LONG-TERM DEBT
     First mortgage bond series:
        7.25%, retired August 1, 2002                                                                          $     --     $ 18,200
        8.25%, retired October 31, 2002                                                                              --       27,300
                                                                                                               --------     --------
            Total first mortgage bond series                                                                         --       45,500
     Senior debentures 6.375%, due December 1, 2007                                                              50,000       50,000
     Senior notes 6.63%, due December 1, 2011                                                                    90,000       90,000
     Insured senior notes 5.625%, due October 1, 2017                                                            40,000           --
     Senior notes 6.80%, due October 1, 2032                                                                     25,000           --
     Industrial development refunding revenue bonds 5.00% retired December 2, 2002                                   --        3,010
     Pollution control refunding revenue bonds variable 1.8% at December 31, 2002, due December 1, 2012          10,400       10,400
     Grant County, South Dakota pollution control refunding revenue bonds 4.65%, due September 1, 2017            5,185        5,185
     Mercer County, North Dakota pollution control refunding revenue bonds 4.85%, due September 1, 2022          20,790       20,790
     Obligations of Varistar Corporation:
          8.15% five-year term note, due October 31, 2005                                                         3,531        5,280
          7.80% ten-year term note, due October 31, 2007                                                          6,712        9,771
          Variable 3.07% at December 31, 2002, due July 3, 2007                                                   3,634        4,479
          Various up to 12.67% at December 31, 2002                                                              11,022       11,571
     Obligations of Otter Tail Energy Services Company 8.75% ten-year term note, retired February 2002               --          892
     Other                                                                                                           --            5
                                                                                                               --------     --------
               Total                                                                                            266,274      256,883
Less:
     Current maturities                                                                                           7,690       28,646
     Sinking fund requirement                                                                                        --          300
     Unamortized debt discount                                                                                      355          577
                                                                                                               --------     --------
                    Total long-term debt                                                                        258,229      227,360
                                                                                                               --------     --------

CUMULATIVE PREFERRED SHARES -- without par value (stated and liquidating value $100 a share) -- authorized 1,500,000 shares;
     Series outstanding:
         $3.60, 60,000 shares                                                                                     6,000        6,000
         $4.40, 25,000 shares                                                                                     2,500        2,500
         $4.65, 30,000 shares                                                                                     3,000        3,000
         $6.75, 40,000 shares                                                                                     4,000        4,000
                                                                                                               --------     --------
             Total preferred                                                                                     15,500       15,500
                                                                                                               --------     --------

CUMULATIVE PREFERENCE SHARES -- without par value, authorized 1,000,000 shares; outstanding: none

TOTAL COMMON SHAREHOLDERS' EQUITY                                                                               313,465      279,308
                                                                                                               --------     --------

TOTAL CAPITALIZATION                                                                                           $587,194     $522,168
                                                                                                               ========     ========

See accompanying notes to consolidated financial statements

Otter Tail Corporation
Notes to consolidated financial statements
For the years ended December 31, 2002, 2001 and 2000

1.    Summary of significant accounting policies

      Principles of consolidation--The consolidated financial statements of Otter Tail Corporation and its wholly owned subsidiaries (the Company) include the accounts of the following segments: electric, plastics, manufacturing, health services and other business operations. The electric segment is regulated while the other segments are not regulated. See note 2 to the consolidated financial statements for further descriptions of the Company's business segments. All significant intercompany balances and transactions have been eliminated in consolidation except profits on sales to the regulated electric utility company from nonregulated affiliates, which is in accordance with the requirements of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation. These amounts are not material.

      Regulation and Statement of Financial Accounting Standards (SFAS) No. 71--As a regulated entity, the Company and the electric utility account for the financial effects of regulation in accordance with SFAS No. 71. This statement allows for the recording of a regulatory asset or liability for costs that will be collected or refunded through the ratemaking process in the future. In accordance with regulatory treatment, the Company defers utility debt redemption premiums and amortizes such costs over the original life of the reacquired bonds. See note 4 for further discussion.

      The Company's regulated business is subject to various state and federal agency regulations. The accounting policies followed by this business is subject to the Uniform System of Accounts of the Federal Energy Regulatory Commission (FERC). These accounting policies differ in some respects from those used by the Company's nonregulated businesses.

      Plant, retirements and depreciation--Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads and allowance for funds used during construction (AFC). AFC, a noncash item, is included in utility construction work in progress. The amount of AFC capitalized was $2,636,000 for 2002, $1,342,000 for 2001 and $471,000 for 2000. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs and replacement of minor items of property are charged to operating expenses. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.08% in 2002 and 3.06% in both 2001 and 2000. Gains or losses on asset dispositions are taken to the accumulated provision for depreciation reserve and impact current and future depreciation rates.

      Property and equipment of nonelectric operations are carried at historical cost or at the then current appraised value if acquired in a business combination accounted for under the purchase method of accounting, and are depreciated on a straight-line basis over useful lives (3 to 40 years) of the related assets. Replacement and major improvements are capitalized; maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of net income.

      Jointly owned plants--The consolidated financial statements include the Company's 53.9% (Big Stone Plant) and 35% (Coyote Station) ownership interests in the assets, liabilities, revenue and expenses of Big Stone Plant and Coyote Station. Amounts at December 31, 2002 and 2001 included in electric plant in service for Big Stone were $113,731,000 and $112,898,000, respectively, and the accumulated depreciation was $74,533,000 and $71,585,000, respectively. Amounts at December 31, 2002 and 2001 included in electric plant in service for Coyote were $146,739,000 and $146,566,000, respectively, and the accumulated depreciation was $77,855,000 and $74,057,000, respectively. The Company's share of direct revenue and expenses of the jointly owned plants is included in operating revenue and expenses in the Consolidated Statements of Income.

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

      Revenue recognition--Due to the diverse business operations of the Company, revenue recognition depends on the product produced and sold. The Company recognizes revenue when the earnings process is complete, evidenced by an agreement with the customer, there has been delivery and acceptance, and the price is fixed or determinable. In cases where significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. Provisions for sale returns and warranty costs are recorded at the time of the sale based on historical information and current trends.

      For those operating businesses recognizing revenue when shipped, the operating businesses have no further obligation to provide services related to such product. The shipping terms used in these instances are FOB shipping point.

      Electric customers' meters are read and bills are rendered monthly. Revenue is accrued for electricity consumed but not yet billed. Rate schedules applicable to substantially all customers include a cost-of-energy adjustment clause--under which the rates are adjusted to reflect changes in average cost of fuels and purchased power--and a surcharge for recovery of conservation-related expenses. Revenue is accrued for fuel and purchased power costs incurred in excess of amounts recovered in base rates but not yet billed through the cost-of-energy adjustment clause.

      Revenues on wholesale electricity sales are recognized when energy is delivered. The majority of revenue is the result of bilateral agreements with individual counter-parties.

      Plastics operating revenues are recorded when the product is shipped.

      Health services operating revenues on major equipment and installation contracts are recorded when the equipment is delivered. Amounts received in advance under customer service contracts are deferred and recognized on a straight-line basis over the contract period. Revenues generated in the mobile imaging operations are recorded on a fee-per-scan basis.

      Manufacturing operating revenues are recorded when products are shipped and on a percentage-of-completion basis for construction type contracts.

      Other business operations operating revenues are recorded when services are rendered or products are shipped. In the case of construction contracts, the percentage-of-completion method is used.

      Some of the operating businesses enter into fixed-price construction contracts. Revenues under these contracts are recognized on a percentage-of-completion basis. The method used to determine the progress of completion is based on the ratio of costs incurred to total estimated costs. If a loss is indicated at a point in time during a contract, a projected loss for the entire contract is estimated and recognized. The following summarizes costs incurred and billings on uncompleted contracts:

                                                                           December 31,      December 31,
            (in thousands)                                                    2002               2001
            --------------                                                 ------------      ------------
            Costs incurred on uncompleted contracts                          $ 42,768          $ 27,808
            Less billings to date                                             (44,572)          (38,808)
            Plus earnings recognized                                            6,340             5,672
                                                                             --------          --------
                                                                             $  4,536          $ (5,328)
                                                                             ========          ========

      The following costs incurred and billings are included in the Company's consolidated balance sheet under Other current assets and Accounts payable:

                                                                           December 31,     December 31,
        (in thousands)                                                         2002             2001
        --------------                                                     ------------     ------------
        Costs in excess of billings on uncompleted contracts                 $ 5,529         $ 1,951
        Billings in excess of costs on uncompleted contracts                    (993)         (7,279)
                                                                             -------         -------
                                                                             $ 4,536         $(5,328)
                                                                             =======         =======

      Pre-production costs--The Company incurs costs related to the design and development of molds, dies and tools as part of the manufacturing process. The Company accounts for these costs under Emerging Issues Task Force Statement (EITF) 99-5, Accounting for Pre-production Costs Related to Long-Term Supply Arrangements. The Company capitalizes the costs related to the design and development of molds, dies and tools used to produce products under a long-term supply arrangement, some of which are owned by the Company. The balance of pre-production costs deferred on the balance sheet was $1,621,000 as of December 31, 2002 and $1,595,000 as of December 31, 2001.

      Shipping and handling costs--The Company includes revenues received for shipping and handling in operating revenues. Expenses paid for shipping and handling are recorded as part of cost of goods sold.

      Stock-based compensation--As described in note 5, the Company has elected to follow the accounting provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation.

      Had compensation costs for the stock options issued been determined based on estimated fair value at the award dates, as prescribed by SFAS No. 123, the Company's net income for 2000 through 2002 would have decreased as presented in the table below. This may not be representative of the pro forma effects for future years if additional options are granted.

                                                         2002           2001           2000
                                                      ---------      ---------      ---------
                                                                  (in thousands)
Net income
   As reported                                        $  46,128      $  43,603      $  41,042
      Total stock-based employee compensation
         expense determined under fair value
         based method for all awards net of
         related tax effects                             (1,038)          (833)          (345)
                                                      ---------      ---------      ---------
   Pro forma                                          $  45,090      $  42,770      $  40,697

Basic earnings per share
   As reported                                        $    1.80      $    1.69      $    1.59
   Pro forma                                          $    1.76      $    1.66      $    1.58
Diluted earnings per share
   As reported                                        $    1.79      $    1.68      $    1.59
   Pro forma                                          $    1.75      $    1.64      $    1.57

      Use of estimates--The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as depreciable lives, asset impairment evaluations, tax provisions, collectability of trade accounts receivable, self insurance programs, environmental liabilities, unbilled electric revenues, unscheduled power exchanges, service contract maintenance costs, percentage-of-completion and actuarially determined benefit costs. As better information becomes available (or actual amounts are known), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

      Reclassifications--Certain prior year amounts have been reclassified to conform to 2002 presentation. Such reclassifications had no impact on net income, shareholders' equity or cash flows provided from operations. In addition, during 2001 the Company completed two acquisitions using the pooling-of-interests accounting method. Consolidated financial statements for 2000 were restated in 2001 to reflect these acquisitions.

      Cash equivalents--The Company considers all highly liquid debt instruments purchased with maturity of 90 days or less to be cash equivalents.

      Investments--At December 31, 2002 and 2001, the Company had investments of $5,359,000 and $6,108,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments provided the Company with tax credits of $1,418,000 in both 2002 and 2001 and $1,414,000 in 2000. The balance of investments at December 31, 2002, consists of $6,135,000 in additional investments accounted for under the equity method and $6,945,000 in other investments accounted for under the cost method, with $1,303,000 related to participation in economic development loan pools. The balance of investments at December 31, 2001, consists of $6,058,000 in additional investments accounted for under the equity method and $5,843,000 in other investments accounted for under the cost method, with $1,186,000 related to participation in economic development loan pools. See further discussion under note 10.

      Inventories--The electric operation inventories are reported at average cost. The plastics, health services, manufacturing and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

      Inventories consist of the following:

                                                   December 31,      December 31,
               (in thousands)                          2002              2001
               --------------                      ------------      ------------
               Finished goods                        $15,795           $12,644
               Work in process                         1,438             1,732
               Raw material, fuel and supplies        26,921            24,925
                   Total inventories                 $44,154           $39,301

      Short-term debt--There was $30,000,000 in short-term debt outstanding as of December 31, 2002 and no short-term debt outstanding as of December 31, 2001. The average interest rate paid on short-term debt during 2002 and 2001 was 2.2% and 5.2%, respectively.

      Intangible assets--SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company adopted SFAS No. 142 on January 1, 2002.

      The Company determined that as of January 1, 2002 goodwill was not impaired and therefore no write-off was necessary. If goodwill had not been amortized in 2001 and 2000, net income would have increased by $2.45 million in 2001 and $2.35 million in 2000. The following table presents the effects of not amortizing goodwill on reported net income and basic and diluted earnings per share.

         (in thousands, except per share amounts)             2002       2001        2000
         ----------------------------------------             ----       ----        ----
         Net income:
            Reported net income                             $46,128     $43,603     $41,042
            Add back: goodwill amortization, net of tax          --       2,449       2,353
                                                            -------     -------     -------
            Adjusted net income                             $46,128     $46,052     $43,395
                                                            =======     =======     =======
         Basic earnings per share:
            Reported basic earnings per share               $  1.80     $  1.69     $  1.59
            Add back: goodwill amortization, net of tax          --        0.10        0.10
                                                            -------     -------     -------
            Adjusted basic earnings per share               $  1.80     $  1.79     $  1.69
                                                            =======     =======     =======
         Diluted earnings per share:
            Reported diluted earnings per share             $  1.79     $  1.68     $  1.59
            Add back: goodwill amortization, net of tax          --        0.09        0.09
                                                            -------     -------     -------
            Adjusted diluted earnings per share             $  1.79     $  1.77     $  1.68
                                                            =======     =======     =======

      The changes in the carrying amount of goodwill by segment are as follows:

                                                                      Adjustment to
                                                      Balance              goodwill        Goodwill          Balance
                                                 December 31,           acquired in        acquired     December 31,
      (in thousands)                                     2001                  2001         in 2002             2002
      --------------                             ------------         -------------        --------     ------------
      Plastics                                        $19,302                $   --         $    --          $19,302
      Manufacturing                                     1,627                    40           6,942            8,609
      Health services                                  13,311                 1,885           7,213           22,409
      Other business operations                        13,981                     6             250           14,237
                                                      -------                ------         -------          -------
          Total                                       $48,221                $1,931         $14,405          $64,557
                                                      =======                ======         =======          =======

      Intangible assets with finite lives are being amortized over average lives that vary from one to five years. The amortization expense for these intangible assets was $535,000 for 2002, $414,000 for 2001 and $357,000 for 2000. The estimated annual amortization expense for these intangible assets for the next five years is: $525,000 for 2003, $486,000 for 2004, $366,000 for 2005, $219,000 for 2006 and $107,000 for 2007.

      Total other intangibles as of December 31 are as follows:

                                                                           Gross                              Net
                                                                          carrying       Accumulated        carrying
                  2002 (in thousands)                                      amount        amortization        amount
                  -------------------                                     ---------      ------------       --------
                  Amortized intangible assets:
                    Covenants not to compete                               $1,920           $1,143           $  777
                    Other intangible assets including contracts             2,079              884            1,195
                                                                           ------           ------           ------
                        Total                                              $3,999           $2,027           $1,972
                                                                           ======           ======           ======
                  Non-amortized intangible assets:
                     Brandname                                             $3,620           $   --           $3,620
                                                                           ======           ======           ======

                  2001 (in thousands)
                  -------------------
                  Amortized intangible assets:
                    Covenants not to compete                               $1,575           $  933           $  642
                    Other intangible assets including contracts             1,511              569              942
                                                                           ------           ------           ------
                        Total                                              $3,086           $1,502           $1,584
                                                                           ======           ======           ======

      The Company periodically evaluates the recovery of intangible assets based on an analysis of undiscounted future cash flows. As a result of changing market conditions during 2000, the Company completed an evaluation of the recoverability of the assets of a subsidiary acquired by Otter Tail Energy Services in 1998. As a result of the evaluation it was determined that $800,000 of goodwill was impaired and was charged to amortization expense during 2000. As a result of the writedown, the remaining goodwill related to the acquisition is $1.0 million as of December 31, 2002.

      Adoption of new accounting pronouncements--The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001, which requires all derivative instruments be reported on the consolidated balance sheet at fair value. The Company has determined that certain electric energy contracts meet the criteria of a derivative under SFAS No. 133 but qualify for the normal purchase and normal sales exception and are not subject to mark-to-market accounting treatment. SFAS No. 133 did not have a material effect on the Company's 2001 or 2002 consolidated results of operations, financial position or cash flows.

      In October 2002, the EITF of the Financial Accounting Standards Board
      (FASB) reached a consensus on EITF Issue No. 02-3, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities. Any contracts within the scope of SFAS No. 133 that are trading or held for trading and are settled physically should be reported on a net basis. Any contracts within the scope of SFAS No. 133 that are not considered trading and are settled physically should be reported on a gross basis. As of December 31, 2002, none of the electric utility's completed or open energy-only contracts were determined to be trading or held for trading purposes.

      The FASB has issued SFAS No. 143, Accounting for Asset Retirement Obligations (ARO), which provides accounting requirements for retirement obligations associated with tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 on January 1, 2003. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal constructions under the doctrine of promissory estoppel. Adoption of SFAS No. 143 will change the accounting for ARO costs of the utility's generating plants as well as certain other long-lived assets. Currently, estimated net salvage amounts are part of depreciation expense accruals collected in the utility's rates and reported in accumulated depreciation. SFAS No. 143 requires the present value of the future decommissioning cost to be recognized as a liability on the balance sheet with an offsetting amount being added to the capitalized cost of the related long-lived asset. The liability will be accreted to its present value each period and the capitalized cost will be depreciated over the useful life of the related asset. The FERC issued a proposed rulemaking on Accounting, Financial Reporting, and Rate Filing Requirements for Asset Retirement Obligations on October 30, 2002.

      The Company is in the process of evaluating what assets may have associated retirement costs as defined by SFAS No. 143, and what the prescribed accounting treatment will be under FERC rules. Preliminary calculations indicate that estimated costs of current legal obligations associated with asset retirement are already included in existing accumulated depreciation. The estimated amount added to the generating plant assets would be under $0.7 million. The estimated future obligation under SFAS No. 143 is under $4.3 million, primarily for steam generating plants, and the estimated current liability at the end of 2002 would be near $2.2 million. The $1.5 million difference between the increase in plant assets and the present value of the future ARO obligation represents the cumulative effect of amounts that would have been accreted to the liability from the time the generating assets were first placed in service through December 31, 2002. The Company expects regulatory rules to be adopted that will allow the cumulative effect of the accretion expense on net income resulting from the adoption of SFAS No. 143 to be offset by a credit to income and a charge to the accumulated reserve for depreciation account or to a proposed regulatory asset account. Through 2002, the Company has accrued $14.4 million in its depreciation reserve accounts for all legal and other expected obligations at retirement of their steam generating plants. Since the Company is already recovering these estimated legal obligations and they are already recognized as recoverable for rate regulation, the Company does not expect any impact on earnings as a result of adopting SFAS No. 143.

      The FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in October 2001. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement develops one accounting model for long-lived assets to be disposed of by sale and also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the accounting model for impairment or disposal of long-lived assets starting January 1, 2002. Adoption of this statement did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain amendments to SFAS No. 123 of this Statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The Company currently follows the accounting provisions of APB 25, Accounting for Stock Issued to Employees, for stock-based compensation and provides the pro forma disclosures required under SFAS No. 123 as amended by SFAS No. 148.

2.    Business combinations, dispositions and segment information

      On May 1, 2002 the Company acquired 100% of the outstanding stock of Computed Imaging Service, Inc. (CIS) of Houston, Texas for 158,257 shares of Otter Tail Corporation common stock and approximately $1.2 million in cash. CIS provides computed tomography and magnetic resonance imaging mobile services, interim rental, and sales and service of new, used and refurbished diagnostic imaging equipment. CIS serves hospitals and other healthcare facilities in the south central United States. The acquisition of CIS allows the Company to expand its existing health services operations into another region of the country. CIS annual revenues were approximately $5.9 million in 2001.

      On May 28, 2002 the Company acquired 100% of the outstanding stock of ShoreMaster, Inc. (ShoreMaster), of Fergus Falls, Minnesota for 303,124 shares of Otter Tail Corporation common stock and $2.3 million in cash. ShoreMaster is a leading manufacturer of waterfront equipment ranging from residential-use boatlifts and docks to commercial marina systems. The acquisition of ShoreMaster is expected to provide diversification and growth opportunities for the Company's manufacturing segment. ShoreMaster's annual revenues were approximately $20 million in 2001.

      On October 1, 2002 the Company acquired 100% of the outstanding stock of Galva Foam Marine Industries, Inc. (Galva Foam), of Camdenton, Missouri for 256,940 shares of Otter Tail Corporation common stock and approximately $1.0 million in cash. Galva Foam is a leading manufacturer of waterfront equipment ranging from residential boatlifts and docks to commercial marina systems. The acquisition of Galva Foam in combination with the May 2002 acquisition of ShoreMaster will expand the market reach of the Company's waterfront manufacturing product line nationwide with both saltwater and freshwater products. Galva Foam had annual revenues of approximately $13 million in 2001.

      In 2002, the Company also acquired two other businesses, neither of which was individually material, one in energy management services and the other in health services. The total purchase price for these businesses was approximately $2 million in cash.

      All of the 2002 acquisitions were accounted for using the purchase method of accounting. The pro forma effect of these acquisitions on 2001 and 2000 revenues, net income or earnings per share was not significant.

      Below is a condensed balance sheet disclosing the fair value assigned to each major asset and liability category of the acquired companies.

            (in thousands)                               CIS        ShoreMaster    Galva Foam       Others
            --------------                               ---        -----------    ----------       ------
            Assets
              Current assets                            $ 1,439        $ 9,510        $4,953        $  131
              Plant                                       3,975          4,599         1,713           298
              Goodwill                                    5,847          4,292         2,650         1,616
              Other intangible assets                        30          4,461            41            60
                                                        -------        -------        ------        ------
                  Total assets                          $11,291        $22,862        $9,357        $2,105
                                                        =======        =======        ======        ======

            Liabilities and equity
              Current liabilities                       $ 1,747        $ 9,642        $2,304        $   32
              Long-term debt                              2,584          2,723            --            --
              Other long-term liabilities                   707            797           372            --
              Equity                                      6,253          9,700         6,681         2,073
                                                        -------        -------        ------        ------
                 Total liabilities and equity           $11,291        $22,862        $9,357        $2,105
                                                        =======        =======        ======        ======

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

      On September 10, 2001 the Company acquired the assets and operations of Nuclear Imaging, Ltd., of Sioux Falls, South Dakota. Nuclear Imaging provides mobile nuclear medicine, positron emission tomography and bone densitometry services to more than 120 healthcare facilities in the Midwest. Nuclear Imaging is a subsidiary of DMS Imaging, Inc. Revenues for 2000 were approximately $6.9 million. The excess of the purchase price over the net assets acquired was $4.8 million.

      On November 1, 2001 the Company acquired the assets and operations of Titan Steel Corporation of Salt Lake City, Utah. Titan is a fabricator of steel products engaged in custom operations. Titan is an operating division of St. George Steel Fabrication, Inc. Revenues for 2000 were approximately $9 million. The excess of the purchase price over the net assets acquired was immaterial.

      The above acquisitions of Interim Solutions and Sales, Inc., Midwest Medical Diagnostics, Inc., Nuclear Imaging, Ltd. and Titan Steel Corporation were accounted for using the purchase method of accounting under SFAS No. 141. Under the transition provision of SFAS No. 142, no goodwill was amortized for these acquisitions during 2001. The pro forma effect of these acquisitions on 2000 revenues, net income, or earnings per share was not significant.

      On February 28, 2001 the Company acquired all of the outstanding stock of T.O. Plastics, Inc. in exchange for 451,066 newly issued shares of the Company's common stock. T.O. Plastics, Inc. custom manufactures returnable pallets, material and handling trays and horticultural containers. It has three facilities in Minnesota and one facility in South Carolina.

      On September 28, 2001 the Company acquired all of the outstanding stock of St. George Steel Fabrication, Inc. in exchange for 270,370 newly issued shares of the Company's common stock. St. George Steel is a fabricator of steel products engaged in custom and proprietary operations located in Utah.

      The above two acquisitions were accounted for as pooling-of-interests. Since the St. George Steel acquisition was initiated prior to June 30, 2001, pooling-of-interest accounting was allowed under the transition provision of SFAS No. 141. The Company's consolidated financial statements for 2000 were restated to reflect the effects of the poolings.

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

      Segment information--The accounting policies of the segments are described under note 1 - Summary of significant accounting policies. The Company's business operations consist of five segments based on products and services. Electric includes the electric utility operating in Minnesota, North Dakota and South Dakota.

      Plastics consists of businesses involved in the production of PVC pipe in the Upper Midwest and Southwest regions of the United States.

      Manufacturing consists of businesses involved in the production of waterfront equipment, wind towers, frame-straightening equipment and accessories for the auto repair industry, custom plastic pallets, material and handling trays, horticultural containers, fabrication of steel products, contract machining, and metal parts stamping and fabrication located in the Upper Midwest, Missouri and Utah.

      Health services include businesses involved in the sale of diagnostic medical equipment, supplies and accessories. These businesses also provide service maintenance, mobile diagnostic imaging, mobile positron emission tomography and nuclear medicine imaging, portable x-ray imaging and rental of diagnostic medical imaging equipment to various medical institutions located in 40 states.

      Other business operations consists of businesses in electrical and telephone construction contracting, transportation, telecommunications, entertainment, energy services, and natural gas marketing, as well as the portion of corporate administrative and general expenses that are not allocated to other segments. The electrical and telephone construction contracting companies and energy services and natural gas marketing business operate primarily in the Upper Midwest. The telecommunications companies operate in central and northeast Minnesota and the transportation company operates in 48 states and 6 Canadian provinces.

      The Company evaluates the performance of its business segments and allocates resources to them based on earnings contribution and return on total invested capital. Information for the business segments for 2002, 2001 and 2000 is presented in the following table.

                                                     2002          2001           2000
                                                  ---------      ---------      --------
                                                             (in thousands)
            Operating revenue
               Electric                           $ 307,403      $ 307,684      $262,280
               Plastics                              82,931         63,216        82,667
               Manufacturing                        142,390        123,436        97,506
               Health services                       93,420         79,129        66,319
               Other business operations             83,972         80,667        78,159
                                                  ---------      ---------      --------
                  Total                           $ 710,116      $ 654,132      $586,931
                                                  =========      =========      ========

            Operating income
               Electric                           $  53,720      $  57,150      $ 49,268
               Plastics                              11,136         (1,391)        8,745
               Manufacturing                          9,771         12,175         6,945
               Health services                        8,370          6,862         5,729
               Other business operations             (1,015)         2,688         3,561
                                                  ---------      ---------      --------
                  Total operating income          $  81,982      $  77,484      $ 74,248
            Other income and deductions - net         2,057          2,193         2,154
            Interest charges                         17,850         15,991        17,005
                                                  ---------      ---------      --------
               Income before income taxes         $  66,189      $  63,686      $ 59,397
                                                  =========      =========      ========

            Depreciation and amortization
               Electric                           $  24,910      $  24,272      $ 23,778
               Plastics                               1,760          3,229         3,301
               Manufacturing                          6,525          5,139         3,930
               Health services                        4,410          3,517         2,981
               Other business operations              5,008          5,943         6,572
                                                  ---------      ---------      --------
                  Total                           $  42,613      $  42,100      $ 40,562
                                                  =========      =========      ========

            Capital expenditures
               Electric                           $  45,842      $  34,992      $ 24,659
               Plastics                               5,592          1,572         3,361
               Manufacturing                         15,049         10,516         8,688
               Health services                        3,874          3,282         2,871
               Other business operations              5,176          3,234         6,694
                                                  ---------      ---------      --------
                  Total                           $  75,533      $  53,596      $ 46,273
                                                  =========      =========      ========

            Identifiable assets
               Electric                           $ 550,855      $ 523,948      $531,778
               Plastics                              54,926         45,649        49,831
               Manufacturing                        114,120         67,033        59,130
               Health services                       64,785         50,560        32,909
               Other business operations             94,050         95,351        64,060
                                                  ---------      ---------      --------
                  Total                           $ 878,736      $ 782,541      $737,708
                                                  =========      =========      ========

      No single external customer accounts for 10% or more of the Company's revenues. Substantially all sales and long-lived assets of the Company are within the United States.

3.    Rate matters and arbitration settlement

      In 2001, the Minnesota Legislature exempted certain generation machinery and attached equipment from state personal property tax. The law also requires that any property tax savings resulting from this exemption be refunded to utility customers. As a result of this law, $272,600 in 2001 property tax savings was refunded to Minnesota retail electric customers in 2002. On January 1, 2003 a Property Tax Reduction Rider became effective which reduces base electric rates by 0.27% to reflect ongoing tax savings.

      On December 29, 2000 the North Dakota Public Service Commission (NDPSC) approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company. This plan provides the opportunity for the electric utility to raise its allowed rate of return and shares income with customers when earnings exceed the allowed return. During 2001, the electric utility achieved a rate of return on equity that exceeded targets under the plan which resulted in a sharing of the income between shareholders and customers and led to a $662,300 refund to North Dakota retail electric customers in 2002. The electric utility's 2002 rate of return is expected to be within the allowable range defined in the plan.

      During the second quarter of 2000, the Minnesota, South Dakota and North Dakota utility regulatory agencies approved the accounting treatment of settlement proceeds related to the Knife River coal contract arbitration. The settlement proceeds of $3.2 million (including interest) had been recorded as a liability on the balance sheet since 1999 pending regulatory approval. The approval allowed the Company to recover arbitration costs of $1.0 million that had been previously expensed and to recognize as income $308,000 of fuel cost savings applicable to wholesale power pool sales. The remaining $1.9 million represents a reduction of fuel costs that were returned to the Company's electric retail customers through the cost-of-energy adjustment clause during 2000.

4.    Regulatory assets and liabilities

      The following table indicates the amount of regulatory assets and liabilities recorded on the Company's consolidated balance sheet:

                                                              December 31,     December 31,
            (in thousands)                                        2002            2001
            --------------                                    ------------     ------------
            Regulatory assets:
              Deferred income taxes                              $10,238          $ 5,117
              Debt expenses and reacquisition premiums             4,323            3,353
              Deferred conservation program costs                    844            1,059
              Plant acquisition costs                                329              373
              Accrued cost-of-energy revenue                         768               --
                                                                 -------          -------
                Total regulatory assets                          $16,502          $ 9,902
                                                                 -------          -------
            Regulatory liabilities:
               Deferred income taxes                             $ 8,960          $ 9,735
               Gain on sale of division office building              173              179
                                                                 -------          -------
                  Total regulatory liabilities                   $ 9,133          $ 9,914
                                                                 -------          -------
            Net regulatory position                              $ 7,369          $   (12)
                                                                 =======          =======

      The regulatory assets and liabilities related to deferred income taxes are the result of the adoption of SFAS No. 109, Accounting for Income Taxes. Deferred conservation program costs included in Deferred debits - Other represent mandated conservation expenditures recoverable through rates over the next 1.5 years. Plant acquisition costs included in Deferred debits - Other will be amortized over the next eight years. Accrued cost-of-energy revenue included in Accrued utility revenues will be recovered over the next six months. The remaining regulatory assets and liabilities are being recovered from electric customers over the next 32 years.

      If for any reason, the Company's regulated businesses cease to meet the criteria for application of SFAS No. 71 for all or part of their operations, the regulatory assets and liabilities that no longer meet such criteria would be removed from the consolidated balance sheet and included in the consolidated statement of income as an extraordinary item in the period in which the application of SFAS No. 71 ceases.

5.    Common shares and earnings per share

      New issuances--Common stock issuances during 2002 included 718,321 unregistered shares exchanged in acquisitions, 131,167 shares issued as a result of stock options exercised, 3,382 shares issued as directors' compensation and 85,800 shares of restricted stock issued as officers' and directors' compensation.

      Stock incentive plan--Under the 1999 Stock Incentive Plan (Incentive Plan) a total of 2,600,000 common shares were authorized for granting stock awards. The Incentive Plan provides for the grant of options, performance awards, restricted stock, stock appreciation rights and other types of stock grants or stock-based awards. The exercise price of the stock options is equal to the fair market value per share at the date of the grant. Options granted to outside directors are exercisable immediately and all other options granted as of December 31, 2002 vest ratably over a four-year period. The options expire ten years after the date of the grant. The Company accounts for the Incentive Plan under APB 25.

      Unearned compensation relating to the options granted in 1999 was $75,000 at December 31, 2002, and is included as a reduction of common equity.

Presented below is a summary of the stock options activity:

Stock Option Activity                          2002                       2001                        2000
                                        --------------------         --------------------       ------------------
                                                     Average                      Average                  Average
                                                    exercise                     exercise                 exercise
                                        Options        price         Options        price       Options      price
                                        -------        -----         -------        -----       -------      -----
Outstanding, beginning of year        1,265,042       $22.62         787,316       $19.55       442,900     $19.25
Granted                                 278,750        31.34         582,000        26.33       360,000      19.75
Exercised                               130,797        19.71          74,936        19.44           750      19.19
Forfeited                                52,274        22.83          29,338        22.17        14,834      19.30
                                     ----------       ------      ----------       ------     ---------     ------
Outstanding, year end                 1,360,721        24.68       1,265,042        22.62       787,316      19.55
                                     ----------       ------      ----------       ------     ---------     ------
Exercisable, year end                   449,385       $21.75         257,269       $19.83       127,542     $19.25
Fair value of options
 granted during year                 $     7.07                   $     5.88                  $    3.79

The fair value of the options granted were estimated using the Black-Scholes option-pricing model under the following assumptions:

                                            2002                  2001                  2000
                                            ----                  ----                  ----
Risk free interest rate                       5.2%                  5.5%                  5.2%
Expected lives                            7 years               7 years               7 years
Expected volatility                          26.0%                 24.9%                 23.7%
Dividend yield                                4.0%                  4.0%                  4.5%

The following table summarizes information about options outstanding as of December 31, 2002:

                                        Options outstanding                        Options exercisable
                          --------------------------------------------------------------------------------
                                             Weighted-
                                               average         Weighted-                         Weighted-
                          Outstanding        remaining           average        Exercisable        average
Range of                        as of      contractual          exercise              as of       exercise
exercise prices              12/31/02       life (yrs)             price           12/31/02          price
---------------           -----------      -----------         ---------        -----------      ---------
$18.80-$21.94                 539,596              6.6           $ 19.47            297,510        $ 19.41
$21.95-$25.07                      --               --                --                 --             --
$25.08-$26.77                 526,375              8.3           $ 26.25            147,875        $ 26.25
$26.78-$31.34                 294,750              9.2           $ 31.23              4,000        $ 29.34

      In addition to the stock options granted, 85,800, 1,681 and 12,415 shares of restricted stock were granted during 2002, 2001 and 2000, respectively. The total compensation cost recognized in income for stock-based employee compensation awards was $879,000 in 2002, $125,000 in 2001 and $314,000 in
      2000. See note 1 for pro forma stock option information.

      Employee stock purchase plan--The 1999 Employee Stock Purchase Plan (Purchase Plan) allows eligible employees to purchase the Company's common shares at 85% of the lower market price at either the beginning or the end of each six-month purchase period. A total of 400,000 common shares are available for purchase by employees under the Purchase Plan. To provide shares for the Purchase Plan, common shares were purchased in the open market totaling 57,997 shares in 2002, 56,612 shares in 2001 and 53,630 shares in 2000.

      Dividend reinvestment and share purchase plan--On August 30, 1996 the Company filed a shelf registration statement with the Securities and Exchange Commission (SEC) for the issuance of up to 2,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which permits shares purchased by shareholders or customers who participate in the Plan to be either new issue common shares or common shares purchased in the open market. Since June 1999, common shares needed for the Plan have been purchased in the open market.

      Shareholder rights plan--On January 27, 1997 the Company's Board of Directors declared a dividend of one preferred share purchase right (Right) for each outstanding common share held of record as of February 10, 1997. One Right was also issued with respect to each common share issued after February 10, 1997. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustment. The Rights are exercisable when, and are not transferable apart from the Company's common shares until, a person or group has acquired 15% or more, or commenced a tender or exchange offer for 15% or more, of the Company's common shares. If the specified percentage of the Company's common shares is acquired, each Right will entitle the holder (other than the acquiring person or group) to receive, on exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights are redeemable by the Company's Board of Directors in certain circumstances and expire on January 27, 2007.

      Earnings per share--Basic earnings per common share are calculated by dividing earnings available for common shares by the average number of common shares outstanding during the period. Diluted earnings per common share are calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

6.    Retained earnings restriction

      The Company's Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders by the amount of any declared but unpaid dividends to holders of the Company's cumulative preferred shares. Under these provisions none of the Company's retained earnings were restricted at December 31, 2002.

7.    Commitments and contingencies

      At December 31, 2002 the electric utility had commitments under contracts in connection with construction programs aggregating approximately $6,563,000. For capacity and energy requirements the electric utility has agreements extending through 2007, at annual costs of approximately $15,104,000 in 2003, $14,435,000 in 2004, $12,932,000 in 2005, $12,200,000
      in 2006 and $12,217,000 in 2007.

      The electric utility has contracts providing for the purchase and delivery of a significant portion of its current coal requirements. These contracts expire between 2003 and 2016. In total, the electric utility is committed to the minimum purchase of approximately $92,674,000 or to make payments in lieu thereof, under these contracts. The cost-of-energy adjustment mechanism lessens the risk of loss from market price changes because it provides for recovery of most fuel costs.

      The amounts of future operating lease payments are as follows:

                                              Electric          Nonelectric
                                               utility           companies            Total
                                               -------           ---------            -----
                                                             (in thousands)
                   2003                        $ 1,799           $17,995             $19,794
                   2004                          1,592            14,576              16,168
                   2005                          1,302            11,856              13,158
                   2006                          1,302             6,444               7,746
                   2007                          1,302             2,401               3,703
                   Later years                   3,547               650               4,197
                                               -------           -------             -------
                   Total                       $10,844           $53,922             $64,766
                                               =======           =======             =======

      Rent expense was $22,282,000, $20,242,000 and $16,595,000, for 2002, 2001
      and 2000, respectively.

      The Company occasionally is a party to litigation arising in the normal course of business. The Company regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company believes the effect on its consolidated results of operations, financial position and cash flows, if any, for the disposition of all currently pending matters will not be material.

8.    Short-term and Long-term borrowings

      Short-term debt--The Company has a $50 million line of credit. This line of credit bears interest at the rate of LIBOR plus 0.5% and expires on April 29, 2003. The Company does not anticipate any difficulties in renewing this line of credit. The Company's bank line of credit is a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed. The Company's obligations under this line of credit are guaranteed by a 100%-owned subsidiary of the Company that owns substantially all of the Company's nonelectric companies. As of December 31, 2002, $30 million of the $50 million line was in use.

      The interest rate under the line of credit is subject to adjustment in the event of a change in ratings on the Company's senior unsecured debt, up to LIBOR plus 0.8% if the ratings on the Company's senior unsecured debt fall to BBB+ or below (Standard & Poor's) or Baa1 or below (Moody's). The line of credit also provides for accelerated repayment in the event the Company's long-term senior unsecured debt is rated below BBB- (Standard & Poor's) or Baa3 (Moody's).

      Long-term debt--In 2002, the Company filed with the SEC a shelf registration statement for $200 million of unsecured debt securities. On September 27, 2002 the Company issued $65 million of senior unsecured notes under the shelf registration statement. The offering consisted of $40 million of 5.625% insured senior notes due 2017 and $25 million of 6.80% senior notes due 2032. Net proceeds from these issues were used to pay off short-term debt that was used to retire the Company's 7.25% series first mortgage bonds at maturity on August 1, 2002 in the amount of $18.2 million, and to retire early on October 31, 2002 the Company's outstanding $27.3 million 8.25% series 2022 first mortgage bonds at an aggregate redemption price of $28.5 million. The remaining proceeds were used to repay short-term debt used to finance a portion of the costs related to the new gas-fired combustion turbine plant being constructed by the electric utility.

      As a result of the financing described above, the Company repaid all of its outstanding first mortgage bonds and terminated its first mortgage indenture. The Company has the ability to issue up to an additional $135 million of unsecured debt securities from time to time under its shelf registration statement on file with the SEC. Proceeds from subsequent debt issuances under the shelf registration, if any, may be used for other general corporate purposes, including working capital, capital expenditures, debt repayment, the financing of possible acquisitions or stock repurchases.

      The Company's 6.63% senior notes contain an investment grade put that could require the Company to prepay this series with a make-whole premium if the Company's senior unsecured debt is rated below Baa3 (Moody's) or BBB- (Standard & Poor's). The Company's obligations under the 6.63% senior notes are guaranteed by a 100%-owned subsidiary of the Company that owns substantially all of the Company's nonelectric companies. The Company's Grant County and Mercer County pollution control refunding revenue bonds require that the Company grant to Ambac Assurance Corporation, under a financial guaranty insurance policy relating to the bonds, a security interest in the assets of the electric utility if the rating on the Company's senior unsecured debt is downgraded to Baa2 or below (Moody's) or BBB or below (Standard & Poor's and Fitch). The Company believes the risk of the downgrade events described in this paragraph occurring is remote based on the current bond ratings of the Company combined with its strong debt-to-equity ratio and ability to generate cash from operations.

      The aggregate amounts of maturities on bonds outstanding and other long-term obligations at December 31, 2002 for each of the next five years are $7,827,000 for 2003, $7,194,000 for 2004, $5,678,000 for 2005,
      $3,301,000 for 2006 and $50,837,000 for 2007.

      Covenants--The Company's line of credit and its $90 million 6.63% senior notes due 2011 contain a number of covenants that restrict the Company's ability, with significant exceptions, to: engage in mergers or consolidations; dispose of assets; create liens on assets; engage in transactions with affiliates; take any action which would result in a decrease in the ownership interest in any subsidiary; redeem stock or any subsidiary's stock and pay dividends on stock; make investments, loans or advances; guaranty the obligations of other persons or agree to maintain the net worth or working capital of, or provide funds to satisfy any other financial test applicable to, any other person; and enter into a contract that requires payment to be made by the Company whether or not delivery of the materials, supplies or services is ever made under the contract. In addition, specified financial covenants under the line of credit and the 6.63% senior notes require a debt-to-total capitalization ratio not in excess of 60% and an interest and dividend coverage ratio of at least 1.5 to 1. The 6.63% senior notes also require that priority debt not be in excess of 20% of total capitalization.

      As of December 31, 2002 the Company was in compliance with all of the covenants under its line of credit and its other debt obligations.

9.    Pension plan and other postretirement benefits

      Pension plan--The Company's noncontributory funded pension plan covers substantially all electric utility and corporate employees. The plan provides 100% vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued. All past service costs have been provided for.

      The pension plan has a trustee who is responsible for pension payments to retirees. Four investment managers are responsible for managing the plan's assets. An independent actuary performs the necessary actuarial valuations for the plan.

      Net periodic pension cost/(income) for 2002, 2001 and 2000 includes the following components:

                                                     2002          2001          2000
                                                   --------      --------      --------
                                                              (in thousands)
Service cost--benefit earned during the period     $  3,120      $  2,544      $  2,458
Interest cost on projected benefit obligation         9,269         8,766         8,439
Expected return on assets                           (14,957)      (14,610)      (13,662)
Amortization of transition asset                        (73)         (235)         (235)
Amortization of prior-service cost                    1,285         1,107         1,107
Amortization of net gain                             (1,284)       (1,900)       (1,869)
                                                   --------      --------      --------
Net periodic pension cost/(income)                 $ (2,640)     $ (4,328)     $ (3,762)
                                                   ========      ========      ========

      The plan assets consist of common stock and bonds of public companies, U.S. government securities, cash and cash equivalents.

      The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 2002 and a statement of the funded status as of December 31 of both years:

                                                        2002             2001
                                                      ---------       ---------
Reconciliation of benefit obligation:                   (in thousands)

Obligation at January 1                               $ 124,523       $ 116,444
Service cost                                              3,120           2,544
Interest cost                                             9,269           8,766
Benefit payments                                         (7,760)         (7,563)
Plan amendments                                           2,770              --
Actuarial loss                                           13,340           4,332
                                                      ---------       ---------
Obligation at December 31                             $ 145,262       $ 124,523
                                                      =========       =========
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1                $ 138,794       $ 153,649
Actual return on plan assets                            (17,231)         (7,292)
Benefit payments                                         (7,760)         (7,563)
                                                      ---------       ---------
Fair value of plan assets at December 31              $ 113,803       $ 138,794
                                                      =========       =========

Reconciliation of funded status:
Accumulated benefit obligation                     $(119,235)         $ (95,390)

Projected benefit obligation                        (145,262)          (124,523)
Market value of fund assets                          113,803            138,794
                                                   ---------          ---------
Funded status                                        (31,459)            14,271
Unrecognized transition asset                             --                (73)
Unrecognized prior-service cost                        8,195              6,710
Unrecognized net loss/(gain)                          32,981            (13,831)
                                                   ---------          ---------
Prepaid pension cost                                   9,717              7,077
Additional minimum liability                         (15,149)                --
                                                   ---------          ---------
Net pension (liability)/asset                      $  (5,432)         $   7,077
                                                   =========          =========

      The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31 of both years:

                                                           2002            2001
                                                         -------          ------
                                                             (in thousands)
Net pension (liability)/asset                            $(5,432)         $7,077
Intangible asset                                           8,195              --
Accumulated other comprehensive loss                       6,954              --
                                                         -------          ------
Net amount recognized                                    $ 9,717          $7,077
                                                         =======          ======

The assumptions used for actuarial valuations were:

                                                                  2002          2001
                                                                  ----          ----
Discount rate
  Used for net periodic pension cost                              7.50%         7.75%
  Used to value pension (liability)/asset at year end             6.75%         7.50%
Rate of increase in future compensation level                     4.25%         4.25%
Long-term rate of return on assets                                9.50%         9.50%

The assumed rate of return on pension fund assets for the determination of 2003 net periodic pension cost is 8.5%.

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

      Net periodic pension cost for 2002, 2001 and 2000 includes the following components:

                                                     2002        2001         2000
                                                   -------      -------      -------
                                                            (in thousands)
Service cost--benefit earned during the period     $   (51)     $   (76)     $  (136)
Interest cost on projected benefit obligation        1,175          956          798
Amortization of transition obligation                   --           --           17
Amortization of prior-service cost                      86          191          191
Recognized net actuarial loss                          398          117            1
                                                   -------      -------      -------
Net periodic pension cost                          $ 1,608      $ 1,188      $   871
Early retirement benefit                               240           --          711
                                                   -------      -------      -------
Total                                              $ 1,848      $ 1,188      $ 1,582
                                                   =======      =======      =======

      The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2002 and a statement of the funded status as of December 31 of both years:

                                                          2002           2001
                                                        --------      --------
Reconciliation of benefit obligation:                        (in thousands)
Obligation at January 1                                 $ 14,365      $ 12,713

Service cost                                                 (51)          (76)
Interest cost                                              1,175           956
Plan amendments                                             (182)         (939)
Actuarial loss                                             5,566         2,451
Early retirement                                             240            --
Benefit payments                                            (804)         (740)
                                                        --------      --------
Obligation at December 31                               $ 20,309      $ 14,365
                                                        ========      ========
Funded status:
Funded status at December 31                            $(20,309)     $(14,365)
Unrecognized prior-service cost                              836         1,104
Unrecognized net actuarial loss                           10,292         5,124
                                                        --------      --------
Net amount recognized                                   $ (9,181)     $ (8,137)
                                                        ========      ========

      The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31:

                                                           2002          2001
                                                         --------      --------
                                                              (in thousands)
Accrued benefit liability                                $(15,052)     $(11,216)
Intangible asset                                              836         1,104
Accumulated other comprehensive loss                        5,035         1,975
                                                         --------      --------
Net amount recognized                                    $ (9,181)     $ (8,137)
                                                         ========      ========

The assumptions used for actuarial valuations were:

                                                            2002           2001
                                                            ----           ----
Discount rate
  Used for net periodic pension cost                        7.50%          7.75%
  Used to value pension liability at year end               6.75%          7.50%
Rate of increase in future compensation level               5.63%          4.50%

      Postretirement benefits--The Company provides a portion of health insurance and life insurance benefits for retired electric utility and corporate employees. Substantially all of the Company's electric utility and corporate employees may become eligible for health insurance benefits if they reach age 55 and have 10 years of service. On adoption of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, in January 1993, the Company elected to recognize its transition obligation related to postretirement benefits earned of approximately $14,964,000 over a period of 20 years. There are no plan assets.

      The net periodic postretirement benefit cost for 2002, 2001 and 2000 includes the following components:

                                                     2002        2001         2000
                                                   -------      -------      ------
                                                           (in thousands)
Service cost--benefit earned during the period     $   615      $   681      $  688
Interest cost on accumulated
  postretirement benefit obligation                  2,166        1,768       1,701
Amortization of transition obligation                  748          748         748
Amortization of prior-service cost                    (305)         111         111
Life insurance benefits                                 --           --         865
Amortization of net gain                                --          (51)         --
                                                   -------      -------      ------
Net periodic postretirement benefit cost           $ 3,224      $ 3,257      $4,113
                                                   =======      =======      ======

      The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2002 and a statement of the funded status as of December 31 of both years:

                                                           2002          2001
                                                         --------      --------
Reconciliation of benefit obligation:                         (in thousands)
Obligation at January 1                                  $ 28,550      $ 24,606
Service cost                                                  615           681
Interest cost                                               2,166         1,768
Benefit payments                                           (2,436)       (2,264)
Participant premium payments                                  953           682
Plan amendments                                              (285)           --
Actuarial loss                                              9,755         3,077
                                                         --------      --------
Obligation at December 31                                $ 39,318      $ 28,550
                                                         ========      ========
Funded status:
Funded status at December 31                             $(39,318)     $(28,550)
Unrecognized transition obligation                          7,482         8,230
Unrecognized prior-service cost                               395           375
Unrecognized loss                                          11,059         1,304
                                                         --------      --------
Net amount recognized                                    $(20,382)     $(18,641)
                                                         ========      ========

      The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31:

                                                     2002                 2001
                                                   --------            --------
                                                          (in thousands)
Accrued benefit liability                          $(20,382)           $(18,641)

      The assumed health-care cost-trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 2002 was 12.0% for 2003, decreasing linearly each successive year until it reaches 5.0% in 2010, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.75% as of December 31, 2002 and 7.50% as of December 31, 2001.

      Assumed health-care cost-trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health-care cost-trend rates for 2002 would have the following effects:

                                                          1 point        1 point
                                                         increase       decrease
                                                         --------       --------
                                                              (in thousands)
Effect on total of service and interest
   cost components                                         $  361       $  (309)
Effect on the postretirement benefit obligation            $4,662       $(3,894)

      Leveraged employee stock ownership plan--The Company has a leveraged employee stock ownership plan for the benefit of all its electric utility and corporate employees. Contributions made by the Company were $1,100,000 for both 2002 and 2001 and $1,130,000 for 2000.

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

      Long-term debt--The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt. About $15.5 million of the Company's long-term debt, which is subject to variable interest rates, approximates fair value.

                                                                       2002                           2001
                                                              ------------------------      ------------------------
                                                                                 (in thousands)
                                                               Carrying        Fair         Carrying         Fair
                                                                amount         value         amount          value
                                                              ---------      ---------      ---------      ---------
Cash and short-term investments                               $   9,937      $   9,937      $  11,378      $  11,378
Other investments                                                18,439         18,439         18,009         18,009
Long-term debt                                                 (258,229)      (277,261)      (227,360)      (255,785)

11.   Property, plant and equipment

                                                                  2002         2001
                                                                --------     --------
                                                             (December 31, in thousands)
Electric plant:
   Production                                                   $314,093     $313,013
   Transmission                                                  172,610      158,639
   Distribution                                                  268,400      258,774
   General                                                        80,279       80,044
                                                                --------     --------
      Electric plant                                             835,382      810,470
   Less accumulated depreciation and amortization                392,931      376,241
                                                                --------     --------
      Electric plant net of accumulated depreciation             442,451      434,229
   Construction work in progress                                  39,123       25,094
                                                                --------     --------
      Net electric plant                                        $481,574     $459,323
                                                                --------     --------
   Nonelectric operations plant                                 $178,656     $145,712
   Less accumulated depreciation and amortization                 74,828       65,622
                                                                --------     --------
      Nonelectric plant net of accumulated depreciation          103,828       80,090
   Construction work in progress                                   2,484        3,564
                                                                --------     --------
      Net nonelectric operations plant                          $106,312     $ 83,654
                                                                --------     --------
         Net plant                                              $587,886     $542,977
                                                                ========     ========

The estimated service lives for rate-regulated properties is 5 to 65 years. For nonelectric property the estimated useful lives are from 3 to 40 years.

                                                      Service Life Range
                                                      ------------------
          (years)                                    Low            High
          -------                                    ---            ----
          Electric fixed assets:
            Production plant                           34             62
            Transmission plant                         40             55
            Distribution plant                         15             55
            General plant                               5             65

          Nonelectric fixed assets                      3             40

12.   Income taxes

      The total income tax expense differs from the amount computed by applying the federal income tax rate (35% in 2002, 2001 and 2000) to net income before total income tax expense for the following reasons:

                                                          2002           2001           2000
                                                        --------       --------       --------
                                                                    (in thousands)
Tax computed at federal statutory rate                  $ 23,167       $ 22,290       $ 20,789
Increases (decreases) in tax from:
   State income taxes net of federal income tax
      benefit                                              2,441          2,564          2,279
   Investment tax credit amortization                     (1,152)        (1,176)        (1,183)
   Differences reversing in excess of federal rates       (1,055)          (503)          (774)
   Dividend received/paid deduction                         (699)          (674)          (670)
   Affordable housing tax credits                         (1,418)        (1,418)        (1,414)
   Permanent and other differences                        (1,223)        (1,000)          (672)
                                                        --------       --------       --------
      Total income tax expense                          $ 20,061       $ 20,083       $ 18,355
                                                        ========       ========       ========

Overall effective federal and state income tax rate         30.3%          31.5%          30.9%

Income tax expense includes the following:
   Current federal income taxes                         $ 18,651       $ 21,110       $ 21,835
   Current state income taxes                              3,856          3,107          4,162
   Deferred federal income taxes                              15         (2,247)        (4,717)
   Deferred state income taxes                               109            707           (328)
   Affordable housing tax credits                         (1,418)        (1,418)        (1,414)
   Investment tax credit amortization                     (1,152)        (1,176)        (1,183)
                                                        --------       --------       --------
      Total                                             $ 20,061       $ 20,083       $ 18,355
                                                        ========       ========       ========


      The Company's deferred tax assets and liabilities were composed of the following on December 31, 2002 and 2001:

                                                      2002               2001
                                                    ---------         ---------
                                                          (in thousands)
Deferred tax assets
   Amortization of tax credits                      $   8,345         $   9,098
   Vacation accrual                                     1,836             1,892
   Unearned revenue                                     1,420             1,850
   Operating reserves                                  15,690            13,552
   Differences related to property                      5,239             4,394
   Transfer to regulatory liability                       618               577
   Other                                                2,956             2,025
                                                    ---------         ---------
      Total deferred tax assets                     $  36,104         $  33,388
                                                    =========         =========

Deferred tax liabilities
   Differences related to property                   (109,224)         (104,764)
   Excess tax over book pension                        (3,855)           (2,812)
   Transfer to regulatory asset                       (10,237)           (5,053)
   Other                                               (2,448)           (2,330)
                                                    ---------         ---------
     Total deferred tax liabilities                 $(125,764)        $(114,959)
                                                    ---------         ---------
           Deferred income taxes                    $ (89,660)        $ (81,571)
                                                    =========         =========

13.   Quarterly information (unaudited)

      Because of changes in the number of common shares outstanding and the impact of diluted shares, the sum of the quarterly earnings per common share may not equal total earnings per common share.

                                                                       Three Months Ended
                                            March 31               June 30            September 30          December 31
                                       -------------------   -------------------   -------------------   -------------------
                                         2002       2001       2002       2001       2002       2001      2002       2001
                                       --------   --------   --------   --------   --------   --------   --------   --------
                                                              (in thousands, except per share data)
Operating revenues                     $157,733   $159,654   $176,572   $157,332   $185,750   $177,674   $190,061   $159,472
Operating income                         18,935     22,438     19,848     15,720     23,008     20,310     20,191     19,016

Net income                               10,032     12,000     10,587      9,157     12,882     11,077     12,627     11,369
Earnings available for common shares      9,848     11,530     10,403      8,688     12,698     10,607     12,443     10,785

Basic earnings per share               $    .40   $    .47   $    .41   $    .35   $    .50   $    .43   $    .49   $    .44
Diluted earnings per share                  .40        .47        .41        .35        .50        .43        .48        .43
Dividends paid per common share            .265        .26       .265        .26       .265        .26       .265        .26

Price range:
      High                             $  31.80   $  31.00   $  34.90   $  30.10   $  31.50   $  30.00   $  29.23   $  29.45
      Low                                 25.75      23.00      28.50      24.12      22.82      26.75      25.22      27.50
Average number of common shares
      outstanding--basic                 24,668     24,577     25,117     24,586     25,328     24,606     25,589     24,633
Average number of common shares
      outstanding--diluted               24,919     24,776     25,412     24,799     25,497     24,881     25,781     24,912

Otter Tail Corporation Stock Listing

Otter Tail Corporation common stock trades on The Nasdaq Stock Market.