Form 10-K, Exhibit 13
period 2007-12-31
OTTER TAIL CORP
filed 2008-02-29
CIK 75129

Exhibit 13-A
Selected Consolidated Financial Data

(thousands, except number of shareholders and per-share data)	2007	2006	2005	2004	2003
Revenues
Electric	$323,478	$306,014	$312,985	$266,385	$267,494
Plastics	149,012	163,135	158,548	115,426	86,009
Manufacturing	381,599	311,811	244,311	201,615	157,401
Health Services	130,670	135,051	123,991	114,318	100,912
Food Ingredient Processing	70,440	45,084	38,501	14,023	—
Other Business Operations (1)	185,730	145,603	105,821	102,516	78,094
Corporate Revenues and Intersegment Eliminations (1)	(2,042)	(1,744)	(2,288)	(1,247)	(921)

Total Operating Revenues	$1,238,887	$1,104,954	$981,869	$813,036	$688,989
Net Income from Continuing Operations	53,961	50,750	53,902	40,502	38,297
Net Income from Discontinued Operations	—	362	8,649	1,693	1,359

Net Income	53,961	51,112	62,551	42,195	39,656
Operating Cash Flow from Continuing Operations	84,812	79,207	90,348	54,410	76,464
Operating Cash Flow — Continuing and Discontinued Operations	84,812	80,246	95,800	56,301	76,955
Capital Expenditures — Continuing Operations	161,985	69,448	59,969	49,484	48,783
Total Assets	1,454,754	1,258,650	1,181,496	1,134,148	986,423
Long-Term Debt	342,694	255,436	258,260	261,805	262,311
Redeemable Preferred	—	—	—	—	—
Basic Earnings Per Share — Continuing Operations (2)	1.79	1.70	1.82	1.53	1.47
Basic Earnings Per Share — Total (2)	1.79	1.71	2.12	1.59	1.52
Diluted Earnings Per Share — Continuing Operations (2)	1.78	1.69	1.81	1.52	1.46
Diluted Earnings Per Share — Total (2)	1.78	1.70	2.11	1.58	1.51
Return on Average Common Equity	10.5%	10.6%	13.9%	12.0%	12.2%
Dividends Per Common Share	1.17	1.15	1.12	1.10	1.08
Dividend Payout Ratio	66%	68%	53%	70%	72%
Common Shares Outstanding — Year End	29,850	29,522	29,401	28,977	25,724
Number of Common Shareholders (3)	14,509	14,692	14,801	14,889	14,723
Notes:

(1)	Beginning in 2007 corporate revenues and expenses are no longer reported as components of Other Business Operations. Prior years have been restated accordingly.

(2)	Based on average number of shares outstanding.

(3)	Holders of record at year end.

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
Our strategy is straightforward: Reliable utility performance combined with growth opportunities at all our businesses provides long-term value. This includes growing our core electric utility business which provides a strong base of revenues, earnings and cash flows. In addition, we look to our nonelectric operating companies to provide organic growth as well. Organic, internal growth comes from new products and services, market expansion and increased efficiencies. We expect much of our growth in the next few years will come from major capital investments at our existing companies. We adhere to strict guidelines when reviewing acquisition candidates. Our aim is to add companies that will produce an immediate positive impact on earnings and provide long-term growth potential. We believe that owning well-run, profitable companies across different industries will bring more growth opportunities and more balance to results. In doing this, we also avoid concentrating business risk within a single industry. All our operating companies operate under a decentralized business model with disciplined corporate oversight.
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
The following major events occurred in our company in 2007:
•	Our annual consolidated revenues topped $1.2 billion for the first time in our history.

•	We reported record earnings in our manufacturing and food ingredient processing segments.

•	Construction expenditures totaled $162 million, including expenditures for the electric utility’s portion of the Langdon wind project and DMI Industries, Inc.’s new wind tower manufacturing facility near Tulsa, Oklahoma.

•	We continued work with other regional utilities on the planning and permitting process for a nominally rated 500-580 megawatt coal-fired electric generating plant (Big Stone II) on the site of the existing Big Stone Plant.

•	The electric utility filed a general rate case in Minnesota in October 2007. The last general rate case filing in Minnesota was in 1986.
Major growth strategies and initiatives in our company’s future include:
•	Planned capital budget expenditures of up to $899 million for the years 2008-2012 of which $759 million is for capital projects at the electric utility, including $336 million related to Big Stone II, $106 million for wind generation and associated transmission projects and $67 million for anticipated expansion of transmission capacity in Minnesota (CapX 2020). See “Capital Requirements” section for further discussion.

•	Pursuing the regulatory approvals, financing and other arrangements necessary to build Big Stone II.

•	Adding more renewable resources to our electric resource mix.

•	Completion of the Minnesota general rate case and rate filings in North Dakota and South Dakota.

•	The continued investigation and evaluation of organic growth and strategic acquisition opportunities.
The following table summarizes our consolidated results of operations for the years ended December 31:

(in thousands)	2007	2006
Operating Revenues:
Electric	$323,158	$305,703
Nonelectric	915,729	799,251

Total Operating Revenues	$1,238,887	$1,104,954

Net Income from Continuing Operations:
Electric	$24,498	$24,181
Nonelectric	29,463	26,569

	53,961	50,750

Net Income from Discontinued Operations	—	362

Total Net Income	$53,961	$51,112

The 12.1% increase in consolidated revenues in 2007 compared with 2006 reflects significant revenue growth from our manufacturing segment, construction companies and food ingredient processing segment. Revenues increased $69.8 million in our manufacturing segment in 2007 mainly due to increased sales of wind towers and waterfront products. Our construction companies’ revenues grew by $40.2 million in 2007 as a result of increased construction activity. Food ingredient processing revenues increased $25.4 million as a result of a 29.5% increase in the volume of products sold combined with an increase in product prices. Revenues in the electric segment increased $17.5 million mainly due to an $8.4 million increase in fuel clause adjustment (FCA) revenues related to an increase in fuel and purchased power costs in 2007 and a 3.3% increase in retail megawatt-hour (mwh) sales in 2007. Revenues from our health services segment decreased $4.4 million in 2007, reflecting a shift from traditional dealership distribution of products in 2006 to more commission-based compensation for sales in 2007. Revenues decreased by $14.1 million in our plastics segment in 2007 as a result of lower pipe sales prices driven by a decline in polyvinyl chloride (PVC) resin prices.
Record net income from our manufacturing segment and an $8.5 million turnaround in net income at our food ingredient processing business more than offset decreases in net income from our plastics, other business operations and health services segments.
Following is a more detailed analysis of our operating results by business segment for the three years ended December 31, 2007, 2006 and 2005, followed by our outlook for 2008, a discussion of our financial position at the end of 2007 and risk factors that may affect our future operating results and financial position.
RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes found elsewhere in this report. See note 2 to our consolidated financial statements for a complete description of our lines of business, locations of operations and principal products and services.
Amounts presented in the segment tables that follow for 2007, 2006 and 2005 operating revenues, cost of goods sold and other nonelectric operating expenses will not agree with amounts presented in the consolidated statements of income due to the elimination of intersegment transactions. The amounts of intersegment eliminations by income statement line item are listed below:

(in thousands)	2007	2006	2005

Operating Revenues:
Electric	$320	$311	$361
Nonelectric	1,722	1,433	1,927
Cost of Goods Sold	1,539	1,433	2,070
Other Nonelectric Expenses	503	311	218

ELECTRIC
The following table summarizes the results of operations for our electric segment for the years ended December 31:

		%		%
(in thousands)	2007	change	2006	change	2005

Retail Sales Revenues	$276,894	6	$260,926	5	$248,939
Wholesale Revenues	22,306	(13)	25,514	(39)	41,953
Net Marked-to-Market Gains	3,334	639	451	(90)	4,444
Other Revenues	20,944	10	19,123	8	17,649

Total Operating Revenues	$323,478	6	$306,014	(2)	$312,985
Production Fuel	60,482	3	58,729	5	55,927
Purchased Power — System Use	74,690	28	58,281	(1)	58,828
Other Operation and Maintenance Expenses	107,041	3	103,548	4	99,904
Depreciation and Amortization	26,097	1	25,756	6	24,397
Property Taxes	9,413	(2)	9,589	(5)	10,043

Operating Income	$45,755	(9)	$50,111	(22)	$63,886

2007 compared with 2006
The $16.0 million increase in retail electric sales revenues in 2007 compared with 2006 includes a net increase of $8.4 million in FCA revenues mainly related to an increase in purchased power costs in the fourth quarter of 2007 to replace generation lost during a scheduled major maintenance shutdown of our Big Stone Plant. The increase in retail revenues also includes $7.6 million related to a 3.3% increase in retail mwh sales. Residential mwh sales increased 4.0% due, in part, to a 9.6% increase in heating degree days. Increased oil and ethanol production in our electric service territory and surrounding regions contributed to a 3.1% increase in commercial and industrial mwh sales. The increase in FCA revenues related to increases in fuel and purchased power costs for system use between the years was $14.4 million. The $8.4 million net increase in FCA revenues includes the effects of $6.0 million in FCA adjustments and refunds in 2006 and 2007 that were not related to increases in fuel and purchased power costs between the years.
A 30.6% decline in wholesale mwh sales from company-owned generation in 2007 compared with 2006 resulted in a $2.8 million decrease in wholesale revenues despite a 26.7% increase in the price per mwh sold from company-owned generating units. In 2006, advance purchases of electricity in anticipation of normal winter weather resulted in increased wholesale electric sales in January 2006, when the weather was unseasonably mild. Advance purchases of electricity in anticipation of coal supply constraints at Big Stone and Hoot Lake plants in the second quarter of 2006 freed up more generation for wholesale sales when coal supplies improved in May 2006. Net revenues from energy trading activities, including net mark-to-market gains on forward energy contracts, were $5.3 million in 2007 compared with $2.8 million in 2006. The $2.5 million increase in revenue from energy trading activities reflects a $3.5 million increase in profits from purchased power resold and net settlements of forward energy contracts and a $2.9 million increase in net mark-to-market gains on forward energy contracts, offset by a $3.9 million decrease in profits related to the purchase and sale of financial transmission rights (FTRs).
The $1.8 million increase in other electric operating revenues in 2007 compared with 2006 is related to increases in revenues of $0.8 million from electric system planning and construction work performed for other companies, $0.5 million from integrated transmission agreements and $0.4 million for reimbursement of system operations costs from the Midwest Independent Transmission System Operator (MISO).
The $1.8 million increase in fuel costs in 2007 compared with 2006 reflects an 8.7% increase in the cost of fuel per mwh generated offset by a 5.3% decrease in mwhs generated. Generation used for wholesale electric sales decreased 30.6% while generation for retail sales decreased 0.8% between the years. Fuel costs for the electric utility’s combustion turbines increased $2.0 million due to an 86.1% increase in mwhs generated from those units. Fuel costs per mwh increased at all of the electric utility’s steam turbine generating units as a result of increases in coal and coal transportation costs between the years. Much of the increase in coal and coal transportation costs is related to higher diesel fuel prices. Over 90% of the fuel cost increases associated with generation to serve retail electric customers is subject to recovery through the FCA component of retail rates.

The $16.4 million increase in purchased power — system use (to serve retail customers) in 2007 compared with 2006 is due to a 22.1% increase in mwh purchases for system use combined with a 4.9% increase in the cost per mwh purchased. The increase in mwh purchases was a result of power purchased to replace generation lost during the scheduled major maintenance shutdown of our Big Stone Plant in the fourth quarter of 2007.
The $3.5 million increase in other operation and maintenance expenses for 2007 compared with 2006 includes increases of: (1) $1.1 million in labor and benefit costs related to wage and salary increases averaging approximately 3.8% and an increase in employee numbers between the periods, (2) $1.0 million in costs related to contracted construction work performed for other companies, (3) $0.7 million in external costs related to rate case preparation and (4) $0.6 million in tree-trimming expenditures.
2006 compared with 2005
The $12.0 million increase in retail electric sales revenues in 2006 compared with 2005 is due mainly to a $9.5 million increase in FCA revenues related to increases in fuel and purchased power costs for system use and to a $3.6 million increase in FCA revenue related to the 2006 reversal of a $1.9 million FCA refund provision recorded in December 2005. The refund provision is related to MISO costs subject to collection through the FCA in Minnesota. In December 2005, the Minnesota Public Utilities Commission (MPUC) issued an order denying recovery of certain MISO-related costs through the FCA and requiring a refund of amounts previously collected. In February 2006, the MPUC reconsidered its order and eliminated the refund requirement. In December 2006, the MPUC ordered the refund of $0.4 million in MISO schedule 16 and 17 administrative costs that had been collected through the FCA, allowing for deferred recovery of those costs in the electric utility’s next general rate case which was filed on October 1, 2007. The FCA revenues also include $2.6 million in unrecovered fuel and purchased power costs under an FCA true-up mechanism established by order of the MPUC. The Minnesota FCA true-up relates to costs incurred from July 2004 through June 2006 that were recovered from Minnesota customers from August 2006 through July 2007. The electric utility currently is accruing for the Minnesota FCA true-up on a monthly basis along with its regular monthly FCA accrual.
Retail mwh sales increased 2.5% between the years as a result of increased sales to industrial customers mainly due to increased consumption by pipeline customers as higher oil prices led to an increase in the volume of product being transported from Canada and the Williston basin. A 9.8% decline in the price of wholesale mwh sales from company-owned generation in 2006 compared with 2005 resulted in a $1.7 million decrease in revenues despite a 3.4% increase in mwh sales from company-owned generating units. Advance purchases of electricity in anticipation of normal winter weather resulted in increased wholesale electric sales in January 2006 due to unseasonably mild weather. Wholesale sales from company-owned generation were curtailed in February and March 2006 as generation levels were restricted due to coal supply constraints at Big Stone and Hoot Lake plants. Advance purchases of electricity in anticipation of continuing coal supply constraints in the second quarter of 2006 supplemented increased generation when coal supplies improved in May, providing additional resources for wholesale sales.
Net revenue from energy trading activities, including net mark-to-market gains on forward energy contracts, were $2.8 million in 2006 compared with $21.6 million in 2005. The $18.8 million decrease in revenue from energy trading activities reflects an $11.4 million reduction in net profits from virtual transactions, a $4.5 million reduction in profits from purchased power resold and a $4.0 million decrease in net mark-to-market gains on forward energy contracts, offset by a $1.1 million increase in profits from investments in FTRs. With the inception of the MISO Day 2 markets in April 2005, the MISO introduced two new types of contracts, virtual transactions and FTRs. Virtual transactions are of two types: (1) a Virtual Demand Bid, which is a bid to purchase energy in the MISO’s Day-Ahead Market that is not backed by physical load; (2) a Virtual Supply Offer, which is an offer submitted by a market participant in the Day-Ahead Market to sell energy not supported by a physical injection or reduction in withdrawals in commitment by a resource. An FTR is a financial contract that entitles its holder to a stream of payments, or charges, based on transmission congestion charges calculated in the MISO’s Day-Ahead Market. A market participant can acquire an FTR from several sources: the annual or monthly FTR allocation based on existing entitlements, the annual or monthly FTR auction, the FTR secondary market or FTRs granted in conjunction with a transmission service request. An FTR is structured to hedge a market participant’s exposure to uncertain cash flows resulting from congestion of the transmission system. Profits from virtual transactions were $1.2 million in 2006 compared with $12.7 million in 2005 as the MISO market matured and became more efficient and as a result of a reduction in virtual transactions due to uncertainties related to the status of Revenue Sufficiency Guarantee charges in the MISO’s Transmission and Energy Markets Tariff. In 2006, we recorded a net loss on purchased power resold of $1.8 million compared with a net gain of $2.7 million in 2005. Of the $2.9 million in net mark-to-market gains recognized on open forward energy contracts at December 31, 2005, $2.1 million was realized and $0.8 million was reversed in the first nine months of 2006 as market prices on forward electric contracts declined in response to decreased demand for electricity due, in part, to regional winter weather that was milder than expected.

The $2.8 million increase in fuel costs in 2006 compared with 2005 reflects a 3.2% increase in the cost of fuel per mwh generated combined with a 1.8% increase in mwhs generated. Generation used for wholesale electric sales increased 3.4% while generation for retail sales increased 1.3% between the years. Fuel costs per mwh increased at the Coyote Station and Hoot Lake Plant as a result of increases in coal and coal transportation costs between the periods. Much of the increase in coal and coal transportation costs is related to higher diesel fuel prices. The mix of available generation resources in 2006 compared with 2005 also contributed to the increase in the cost of fuel per mwh generated. Big Stone Plant’s generation increased 12.9% between the years while Coyote Station’s generation was down 5.9%. In the second quarter of 2006, Coyote Station, our lowest cost baseload plant, was off-line for five weeks for scheduled maintenance. In the second quarter of 2005, the higher cost Big Stone Plant was shut down for seven weeks for scheduled maintenance.
The $0.5 million decrease in purchased power — system use in 2006 compared with 2005 is due to a 20.9% reduction in mwh purchases for system use mostly offset by a 25.2% increase in the cost per mwh purchased for system use.
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
PLASTICS
The following table summarizes the results of operations for our plastics segment for the years ended December 31:

		%		%
(in thousands)	2007	change	2006	change	2005

Operating Revenues	$149,012	(9)	$163,135	3	$158,548
Cost of Goods Sold	124,344	(2)	126,374	4	121,245
Operating Expenses	7,223	(29)	10,239	(6)	10,939
Depreciation and Amortization	3,083	10	2,815	12	2,511

Operating Income	$14,362	(39)	$23,707	(1)	$23,853

2007 compared with 2006
The $14.1 million decrease in plastics operating revenues in 2007 compared with 2006 reflects an 18.8% decrease in the price per pound of pipe sold, partially offset by a 12.5% increase in pounds of pipe sold between the years. The decrease in pipe prices and cost of goods sold reflects the effect of a 15.7% decrease in PVC resin prices between the years. The $3.0 million decrease in plastics segment operating expenses reflects a decrease in employee incentives directly related to the decreases in operating margins between the years. The increase in depreciation and amortization expense is the result of $5.5 million in capital additions in 2006, mainly for production equipment.
2006 compared with 2005
The $4.6 million increase in plastics operating revenues in 2006 compared with 2005 reflects a 12.6% increase in the price per pound of PVC and polyethylene pipe sold offset by an 8.8% decrease in pounds of pipe sold between the years. The increase in prices reflects the effect of a 13.7% increase in PVC resin costs per pound of PVC pipe shipped between the years. The decrease in pounds of pipe sold reflects a significant decrease in sales in the third and fourth quarters of 2006 compared with the third and fourth quarters of 2005, reflecting record demand for PVC pipe in the last half of 2005, as sales were affected by concerns over the adequacy of resin supply following the 2005 Gulf Coast hurricanes. The increase in cost of goods sold is a result of higher resin costs. The decrease in plastics segment operating expenses is due to lower selling, general and administrative expenses between the years. The increase in depreciation and amortization expense is related to capital additions in 2005 and 2006, mainly for production equipment.
MANUFACTURING
The following table summarizes the results of operations for our manufacturing segment for the years ended December 31:

		%		%
(in thousands)	2007	change	2006	change	2005

Operating Revenues	$381,599	22	$311,811	28	$244,311
Cost of Goods Sold	300,146	22	246,649	27	194,264
Operating Expenses	35,278	33	26,508	11	23,872
Depreciation and Amortization	13,124	18	11,076	17	9,447

Operating Income	$33,051	20	$27,578	65	$16,728

2007 compared with 2006
The increase in revenues in our manufacturing segment in 2007 compared with 2006 relates to the following:
•	Revenues at DMI Industries, Inc. (DMI), our manufacturer of wind towers, increased $48.0 million (35.2%) as a result of increased productivity at the West Fargo plant and increased production levels at the Ft. Erie plant compared with initial start-up levels beginning in May 2006.

•	Revenues at ShoreMaster, Inc. (ShoreMaster), our waterfront equipment manufacturer, increased $15.9 million (26.4%) between the years due to increased production and sales of commercial products and higher residential sales during the peak selling season. The Aviva Sports product line, acquired by ShoreMaster in February 2007, contributed $3.7 million to the increase in revenues.

•	Revenues at BTD Manufacturing Inc. (BTD), our metal parts stamping and fabrication company, increased $3.5 million (4.5%) between the years, mainly as a result of the May 2007 acquisition of Pro Engineering, LLC (Pro Engineering).

•	Revenues at T.O. Plastics, Inc. (T.O. Plastics), our manufacturer of thermoformed plastic and horticultural products, increased $2.4 million (6.4%) between the years as a result of greater demand for both custom and horticultural products.
The increase in cost of goods sold in our manufacturing segment in 2007 compared with 2006 relates to the following:
•	Cost of goods sold at DMI increased $39.8 million between the years, including increases of $30.4 million in material and supplies, $6.8 million in labor and benefit costs and $2.6 million in other direct manufacturing costs. The increase in cost of goods sold is directly related to DMI’s increase in production and sales activity, including operations at the Ft. Erie facilities which commenced in May 2006.

•	Cost of goods sold at ShoreMaster increased $9.2 million between the years as a result of increases in material and labor costs directly related to the increase in commercial and residential product sales as well as the acquisition of the Aviva Sports product line in February 2007, which contributed $2.9 million to cost of goods sold in 2007.

•	Cost of goods sold at BTD increased $2.8 million between the years as a result of the acquisition of Pro Engineering in May 2007, partially offset by a decrease in costs at BTD’s other manufacturing facilities related to a decrease in unit sales between the years.

•	Cost of goods sold at T.O. Plastics increased $2.1 million, mainly driven by an increase in volume, as compared to 2006, and higher material costs.
The increase in operating expenses in our manufacturing segment in 2007 compared with 2006 relates to the following:
•	Operating expenses at DMI increased $3.0 million, including $2.0 million in 2007 pre-production start-up costs at its new plant in Oklahoma and increases in expenses related to full operations at the Ft. Erie facility. The new plant in Oklahoma started producing towers in January 2008.

•	Operating expenses at ShoreMaster increased $3.9 million as a result of increases in labor, benefits, sales expenses and professional services, of which $1.7 million is related to the Aviva Sports product line acquired in February 2007 and $1.3 million is related to facility relocation and legal expenses.

•	Operating expenses at BTD increased $1.3 million between the years as a result of increases in labor and other expenses, mainly related to the acquisition of Pro Engineering in May 2007, and the reduction of a legal settlement reserve in 2006.

•	Operating expenses at T.O. Plastics increased by $0.6 million between the years mainly as a result of leadership succession costs and increases in professional service expenditures.
Depreciation expense increased between the years mainly as a result of 2006 capital additions at DMI’s Ft. Erie and West Fargo plants.
2006 compared with 2005
The increase in revenues in our manufacturing segment in 2006 compared with 2005 relates to the following:
•	Revenues at DMI increased $64.0 million (88.4%) as a result of increases in production and sales activity due in part to plant additions, including initial operations at the Ft. Erie, Ontario facility which generated $25.3 million in revenue in 2006, its first year of operations, and continued improvements in productivity and capacity utilization.

•	Revenues at ShoreMaster increased $3.2 million (5.7%) between the years due to price increases driven by higher material costs (especially aluminum) and due to the acquisition of Southeast Floating Docks in May 2005.

•	Revenues at T.O. Plastics increased $0.7 million (1.9%) between the periods as a result of a 0.9% increase in unit sales combined with a 1.5% increase in revenue per unit sold.

•	Revenues at BTD decreased $0.4 million (0.5%) between the periods. However, BTD’s operating income increased $3.6 million due, in part, to productivity improvements between the years.
The increase in cost of goods sold in our manufacturing segment in 2006 compared with 2005 relates to the following:
•	Cost of goods sold at DMI increased $51.5 million between the years, including increases of $39.6 million in material costs, $9.2 million in labor and benefit costs and $2.7 million in tools and supplies expenditures. The increase in cost of goods sold is directly related to the increase in DMI’s production and sales activity and initial operation and start up costs at its Ft. Erie facility.

•	Cost of goods sold at ShoreMaster increased $2.4 million between the years as a result of increases in labor, material (especially aluminum) and other direct costs and a full year of operations relating to the acquisition of Southeast Floating Docks, which occurred in May 2005.

•	Cost of goods sold at T.O. Plastics increased $2.0 million, reflecting $1.0 million in material cost increases and $0.8 million in increased labor and benefit costs between the years.

•	Cost of goods sold at BTD decreased $3.3 million between the years mainly due to a decrease in labor costs between the years due to a reduction in the number of production employees, a decrease in overtime pay between the years and a reduction in production hours in December 2006. Productivity gains at BTD were achieved through efforts to better utilize and allocate available labor resources.
The increase in operating expenses in our manufacturing segment in 2006 compared with 2005 relates to the following:
•	Operating expenses at DMI increased $2.7 million as a result of increases in labor, professional services and maintenance expenses mainly related to initial operation and start-up costs at the Ft. Erie plant.

•	ShoreMaster’s operating expenses increased $0.2 million between the years.

•	T.O. Plastics’ operating expenses increased $0.2 million between the years.

•	BTD’s operating expenses decreased $0.4 million between the years.
Depreciation expense increased between the years as a result of $21.1 million in capital additions from October 2005 through September 2006 at all four manufacturing companies. Capital additions at DMI’s Ft. Erie plant totaled $8.0 million in 2006.

HEALTH SERVICES
The following table summarizes the results of operations for our health services segment for the years ended December 31:

		%		%
(in thousands)	2007	change	2006	change	2005

Operating Revenues	$130,670	(3)	$135,051	9	$123,991
Cost of Goods Sold	99,612	(4)	104,108	15	90,327
Operating Expenses	23,691	4	22,745	3	21,989
Depreciation and Amortization	3,937	8	3,660	(9)	4,038

Operating Income	$3,430	(24)	$4,538	(41)	$7,637

2007 compared with 2006
The $4.4 million decrease in health services operating revenues in 2007 compared with 2006 reflects a $3.2 million decrease in revenues from scanning and other related services as a result of a $2.8 million decrease in revenues from rental and interim installations and transportation services and a 9.2% decrease in the number of scans performed between the years. Revenues from equipment sales and servicing decreased $1.2 million between the years as a decrease in traditional dealership distribution of products was mostly offset by increases in manufacturer representative commissions on more manufacturer-direct sales. The decrease in health services revenue was more than offset by the decrease in health services cost of goods sold due to the decrease in traditional dealership distribution of products and $3.2 million in decreases to labor, warranty and other direct costs of sales. The $0.9 million increase in operating expenses is mainly due to increased labor and sales and marketing expenditures. The increase in depreciation and amortization expense is due to capital additions in 2006 and 2007.
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
FOOD INGREDIENT PROCESSING
The following table summarizes the results of operations for our food ingredient processing segment for the years ended December 31:

		%		%
(in thousands)	2007	change	2006	change	2005

Operating Revenues	$70,440	56	$45,084	17	$38,501
Cost of Goods Sold	56,591	28	44,233	43	30,930
Operating Expenses	3,135	7	2,920	15	2,533
Depreciation and Amortization	3,952	5	3,759	11	3,399

Operating Income (Loss)	$6,762	216	$(5,828)	(456)	$1,639

2007 compared with 2006
The $25.4 million increase in food ingredient processing revenues in 2007 compared with 2006 reflects a 29.5% increase in pounds of product sold combined with a 20.7% increase in the price per pound sold. A reduction in the value of the U.S. dollar relative to certain foreign currencies in 2007 and a poor European potato crop in 2006 led to favorable export pricing and sales increases in Europe, Latin America and the Pacific Rim in 2007. The increase in revenues was only partially offset by a 27.9% increase in cost of goods sold. The cost per pound of product sold decreased 1.2% between the years. The increase in operating expenses between the years is mainly due to increases in employee benefit and travel expenses. The increase in depreciation and amortization expense is related to $1.8 million in capital additions in 2006.

2006 compared with 2005
The $6.6 million increase in food ingredient processing revenues in 2006 compared with 2005 reflects a 15.3% increase in sales price per pound of product combined with a 1.5% increase in pounds of product sold between the years. The food ingredient processing segment was negatively impacted by raw potato supply shortages in Idaho and Prince Edward Island in 2006. Higher than expected raw product costs related to the supply shortages resulted in operating inefficiencies and a 40.8% increase in the cost per pound of product sold. The increase in operating expenses is due to an increase in selling and administrative expenses between the years. Consistent with trends in the industry, operating income for 2006 was less than expected due to raw potato supply shortages, increasing raw material costs and the increasing value of the Canadian dollar relative to the U.S. dollar.
OTHER BUSINESS OPERATIONS
The following table summarizes the results of operations for our other business operations segment for the years ended December 31:

		%		%
(in thousands)	2007	change	2006	change	2005

Operating Revenues	$185,730	28	$145,603	38	$105,821
Cost of Goods Sold	133,393	45	91,806	36	67,711
Operating Expenses	42,462	1	41,867	16	36,020
Depreciation and Amortization	2,058	(12)	2,330	5	2,225

Operating Income (Loss)	$7,817	(19)	$9,600		$(135)

2007 compared with 2006
The increase in operating revenues in 2007 compared with 2006 in our other business operations is due to the following:
•	Revenues at Midwest Construction Services, Inc. (MCS), our electrical design and construction services company, increased $22.9 million (49.9%) between the years as a result of an increase in volume of jobs in 2007.

•	Revenues at Foley Company (Foley), a mechanical and prime contractor on industrial projects, increased $17.3 million (26.9%) between the years due to an increase in the volume of jobs in progress.

•	Revenues at E.W. Wylie Corporation (Wylie), our flatbed trucking company, were unchanged between the years.
The increase in cost of goods sold in 2007 compared with 2006 is due to the following:
•	Cost of goods sold at MCS increased $25.0 million mainly due to increases in material, subcontractor, direct labor and insurance costs related to the increase in volume of jobs between the years. Lower than expected margins on certain construction projects at MCS was the main factor contributing to the decrease in operating income between the years.

•	Cost of goods sold at Foley increased $16.6 million mainly due to increases in direct labor, employee benefits, subcontractor and material costs as a result of the increased volume of work performed between the years.
The increase in operating expenses in 2007 compared with 2006 is due to the following:
•	Operating expenses at MCS were unchanged between the years.

•	Operating expenses at Foley increased $0.5 million between the years as a result of increased labor, benefit and insurance expenses. Also, Foley’s 2006 expenses reflect the recovery of $0.2 million in bad debts.

•	Operating expenses at Wylie were unchanged between the years.
The decrease in depreciation and amortization expense in 2007 compared with 2006 reflects the effects of a decision by Wylie to lease rather than buy replacement trucks for its fleet.

2006 compared with 2005
The increase in operating revenues in our other business operations in 2006 compared with 2005 is due to the following:
•	Revenues at Foley increased $33.3 million (106.4%) due to an increase in the volume of work performed between the years.

•	Revenues at Wylie increased $4.5 million (14.8%) between the years mainly due to an 8.4% net increase in miles driven by owner-operated and company-operated trucks. Miles driven by owner-operated trucks increased 50.3% while miles driven by company-operated trucks decreased 9.3% between the periods. Wylie’s increased revenues also reflect higher rates related to increased fuel costs recovered through fuel surcharges between the years for both owner-operated and company-operated trucks.

•	Revenues at MCS increased $2.3 million (5.2%) between the years as a result of increased activity on several wind projects in the fourth quarter of 2006.
The increase in cost of goods sold in our other business operations in 2006 compared with 2005 is due to the following:
•	Foley’s cost of goods sold increased $28.3 million mainly in the areas of materials, subcontractor and labor costs as a result of an increase in the volume of work performed between the years.

•	Cost of goods sold at MCS decreased $4.2 million mainly due to a reduction in material and labor costs between the years mostly related to a job completed in 2005 on which large losses were incurred as a result of higher than expected costs.
The increase in operating expenses in the other business operations segment is due to the following:
•	Wylie’s revenue increase was entirely offset by a $4.5 million increase in operating expenses, including $4.0 million in contractor costs related to higher fuel costs combined with an increase in miles driven by owner-operated trucks between the years and $0.5 million in increased insurance costs.

•	Foley’s operating expenses increased $0.7 million between the years as a result of increases in employee benefit costs.

•	MCS operating expenses increased $1.0 million between the years, mainly due to increases in employee benefit costs.
The increase in depreciation and amortization expense in 2006 compared with 2005 is mainly related to equipment purchases at Foley in 2005 and 2006.
CORPORATE
Corporate includes items such as corporate staff and overhead costs, the results of the company’s captive insurance company and other items excluded from the measurement of operating segment performance. Corporate is not an operating segment. Rather it is added to operating segment totals to reconcile to totals on our consolidated statements of income.

		%		%
(in thousands)	2007	change	2006	change	2005

Operating Expenses	$9,824	(13)	$11,322	(22)	$14,572
Depreciation and Amortization	579	(1)	587	33	441
2007 compared with 2006
Corporate operating expenses decreased $1.5 million as a result of a combination of lower insurance costs at our captive insurance company and lower health insurance plan costs.
2006 compared with 2005
Corporate operating expenses decreased $3.2 million as a result of lower health insurance plan costs, improved claims experience in our captive insurance company and a gain on the sale of property in 2006.

CONSOLIDATED OTHER INCOME AND DEDUCTIONS
Other income and deductions increased by $2.5 million in 2007 compared with 2006 and decreased by $2.2 million in 2006 compared with 2005, mainly due to a noncash charge of $3.3 million in 2006 related to the disallowance of a portion of capitalized costs of funds used during construction from the electric utility’s rate base.
CONSOLIDATED INTEREST CHARGES
Interest expense increased $1.4 million in 2007 compared with 2006 as a result of a net increase of $87 million in long-term debt in 2007. Short-term debt interest expense increased by $1.8 million in 2007 as a result of an increase in the average daily balance of short-term debt outstanding and higher interest rates. Increases in interest expense on both long-term and short-term debt were partially offset by a $2.4 million increase in capitalized interest in 2007. Interest expense increased $1.0 million in 2006 compared with 2005 primarily as a result of increased interest rates on short-term debt.
CONSOLIDATED INCOME TAXES
The 3.2% increase in income tax expense from continuing operations in 2007 compared to 2006 is due, in part, to a 5.2% increase in income from continuing operations before income taxes. Our effective tax rate on income from continuing operations was 34.1% for 2007 compared with 34.8% for 2006.
The 3.2% decrease in income tax expense from continuing operations in 2006 compared to 2005 is due, in part, to a 4.9% decrease in income from continuing operations before income taxes. Our effective tax rate on income from continuing operations was 34.8% for 2006 compared with 34.2% for 2005.
DISCONTINUED OPERATIONS
In 2006, we sold the natural gas marketing operations of OTESCO, our energy services subsidiary. Discontinued operations includes the operating results of OTESCO’s natural gas marketing operations for 2006 and 2005. Discontinued operations also includes an after-tax gain on the sale of OTESCO’s natural gas marketing operations of $0.3 million in 2006.
In 2005, we sold Midwest Information Systems, Inc. (MIS), St. George Steel Fabrication, Inc. (SGS) and Chassis Liner Corporation (CLC). Discontinued operations includes the operating results of MIS, SGS and CLC for 2005. Discontinued operations also includes an after-tax gain on the sale of MIS of $11.9 million, an after-tax loss on the sale of SGS of $1.7 million and an after-tax loss on the sale of CLC of $0.2 million in 2005.
The following table presents operating revenues, expenses, including interest and other income and deductions, and income taxes, included on a net basis in income from discontinued operations on our 2006 and 2005 consolidated statements of income.

(in thousands)	2006	2005
| |
Operating Revenues	$28,234	$80,988
Expenses	28,180	81,601
Goodwill Impairment Loss	—	1,003
Income Tax Expense (Benefit)	28	(261)

Income (Loss) from Discontinued Operations	$26	$(1,355)

The $1.0 million goodwill impairment loss in 2005 was for the write-off of goodwill at OTESCO related to its natural gas marketing operations in the third quarter of 2005 as a result of a reassessment of its future cash flows in light of rising natural gas prices and greater market volatility in future prices for natural gas.
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
2008 EXPECTATIONS
We anticipate 2008 diluted earnings per share to be in a range from $1.85 to $2.10. Contributing to the earnings guidance for 2008 are the following items:
•	We expect increased levels of net income from our electric segment in 2008. This increase is based on having lower cost generation available for the year, as there are no plant shutdowns planned for Big Stone Plant or Coyote Station in 2008, and additional rate base investment from the Langdon wind project. The increase also assumes the interim rate increase of $7.1 million, or 5.41%, which is part of the rate case filed with the MPUC. These interim rates remain in effect for all Minnesota customers until the MPUC makes a final determination on the electric utility’s request, which is expected to occur by August 1, 2008. If final rates are lower than interim rates, the electric utility will refund customers the difference with interest. If final rates are higher than interim rates, the higher rates will become effective as of the date of the MPUC order approving those rates.

•	We expect our plastics segment’s 2008 performance to be at or below normal levels. Announced capacity expansions are not expected to come on line until the fourth quarter of 2008.

•	We expect increased levels of net income in our manufacturing segment in 2008 as a result of increased capacity and productivity related to recent expansions and acquisitions, and the start-up of DMI’s wind tower manufacturing plant in Oklahoma in 2008. Backlog in place in the manufacturing segment to support 2008 revenues is approximately $295 million compared with $241 million one year ago. The wind energy tower manufacturing business accounts for a substantial portion of the 2008 backlog.

•	We expect improvement in net income from our health services segment in 2008 as it focuses on improving its mix of imaging assets and asset utilization rates.

•	We expect our food ingredient processing business to have increased net income due to higher operating margins in 2008. This business has backlog in place for 2008 of 51.5 million pounds compared with 52.8 million pounds one year ago.

•	We expect our other business operations segment to have higher net income in 2008 compared with 2007. Backlog in place for the construction businesses is $77 million for 2008 compared with $74 million for the same period one year ago.

•	Corporate general and administrative costs are expected to increase in 2008.
Our outlook for 2008 is dependent on a variety of factors and is subject to the risks and uncertainties discussed under “Risk Factors and Cautionary Statements.”

LIQUIDITY
We believe our financial condition is strong and that our cash, other liquid assets, operating cash flows, access to capital markets through our universal shelf registration and borrowing ability because of solid credit ratings, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. Additional equity or debt financing will be required in the period 2008 through 2012 given our current capital expansion plans over this period. See “Capital Resources” section for further discussion. Also, our operating cash flow and access to capital markets can be impacted by macroeconomic factors outside our control. In addition, our borrowing costs can be impacted by short-term and long-term debt ratings assigned to us by independent rating agencies, which in part are based on certain credit measures such as interest coverage and leverage ratios.
We have achieved a high degree of long-term liquidity by maintaining desired capitalization ratios and solid credit ratings, implementing cost-containment programs and investing in projects that provide returns in excess of our weighted average cost of capital.
Cash provided by operating activities of continuing operations was $84.8 million in 2007 compared with $79.2 million in 2006. The $5.6 million increase in cash provided by operating activities of continuing operations reflects a $2.8 million increase in net income and a $2.8 million increase in depreciation and amortization expense.
Cash used for working capital items was $28.5 million in 2007 compared with $30.4 million in 2006, a decrease of $1.9 million. Major uses of funds for working capital items in 2007 were an increase in receivables of $18.9 million, an increase in other current assets of $14.6 million and a decrease in payables of $2.5 million, offset by a decrease in inventories of $8.4 million. The increase in receivables includes $14.8 million at DMI related to increased sales of wind towers and $5.0 million from our construction companies related to increased activity and billings in 2007. The increase in other current assets includes an $8.6 million increase in accrued FCA and unbilled revenues at the electric utility, mainly related to an increase in purchased power costs in the fourth quarter of 2007 to replace generation lost during a scheduled major maintenance shutdown of our Big Stone Plant. The increase in other current assets also includes an increase in costs in excess of billings of $2.8 million at DMI related to increased levels of wind tower production and $2.1 million at the construction companies related to an increase in work volume between the years. DMI’s costs and estimated earnings in excess of billings stood at $36.2 million as of December 31, 2007 related to costs incurred on work in progress on major wind tower contracts. Our cash flows from operations will be positively impacted as these amounts are billed and collected. The decrease in inventories reflects reductions in the value of finished goods and raw materials inventory of $5.3 million at our plastic pipe companies due to a 19% decrease in pounds of pipe in inventory combined with a decrease in resin prices between the years. The decrease in inventories also reflects a $2.3 million decrease in raw material and work in process inventory at DMI due to better inventory management.

Cash Realization Ratios-Continuing Operations	Interest Bearing Debt as a Percent of Total Capital

Net cash used in investing activities of continuing operations was $164.0 million in 2007 compared with $67.5 million in 2006. Cash used for capital expenditures increased by $92.5 million between the years. Cash used for capital expenditures at the electric utility increased by $69.1 million between the years mainly related to construction of 27 wind turbines near Langdon, North Dakota and replacement of the flue-gas treatment system at our Big Stone Plant in 2007. Cash used for capital expenditures at DMI increased $20.8 million between the years mainly due to the purchase of property and equipment for a new wind tower manufacturing facility near Tulsa, Oklahoma, which became operational in January 2008. We completed two acquisitions in 2007 for a combined purchase price of $6.8 million.
Net cash provided by financing activities was $113.2 million in 2007 compared with net cash used in financing activities of $13.3 million in 2006. We received proceeds of $203.4 million in cash from the issuance of debt, net of debt issuance expenses, and paid $118.2 million to retire or refinance debt in 2007. We also increased borrowings under our line of credit by $56.1 million in 2007 and received $7.7 million in proceeds from the issuance of 298,601 shares of common stock for stock options exercised in 2007. Proceeds from borrowings and common stock issuance in excess of cash used to retire long-term debt were used to fund construction expenditures and acquisitions along with cash from operating activities in excess of dividends paid. We paid $35.5 million in common and preferred dividends in 2007 compared with $34.6 million in 2006. The increase is due to an increase in common shares outstanding and a two cent per share increase in common dividends paid between the years.
CAPITAL REQUIREMENTS
We have a capital expenditure program for expanding, upgrading and improving our plants and operating equipment. Typical uses of cash for capital expenditures are investments in electric generation facilities, transmission and distribution lines, manufacturing facilities and upgrades, equipment used in the manufacturing process, purchase of diagnostic medical equipment, transportation equipment and computer hardware and information systems. The capital expenditure program is subject to review and is revised in light of changes in demands for energy, technology, environmental laws, regulatory changes, business expansion opportunities, the costs of labor, materials and equipment and our consolidated financial condition.
Consolidated capital expenditures were $162 million in 2007, $69 million in 2006 and $60 million in 2005. Estimated capital expenditures for 2008 are $135 million and the total capital expenditures for the five-year period 2008 through 2012 are estimated to be approximately $899 million, which includes $336 million for our share of expected expenditures for construction of the planned Big Stone II electric generating plant and related transmission assets if all necessary permits and approvals are granted on a timely basis, and $67 million for CapX 2020 projects. The breakdown of 2005, 2006 and 2007 actual and 2008 through 2012 estimated capital expenditures by segment is as follows:

(in millions)	2005	2006	2007	2008	2008-2012

Electric	$30	$35	$104	$94	$759
Plastics	4	5	3	13	21
Manufacturing	16	20	43	18	80
Health Services	3	5	5	2	11
Food Ingredient Processing	3	2	—	4	18
Other Business Operations	4	2	6	4	9
Corporate	—	—	1	—	1

Total	$60	$69	$162	$135	$899

The following table summarizes our contractual obligations at December 31, 2007 and the effect these obligations are expected to have on our liquidity and cash flow in future periods.

		Less than	1-3	3-5	More than
(in millions)	Total	1 Year	Years	Years	5 Years

Long-Term Debt Obligations	$346	$3	$6	$101	$236
Interest on Long-Term Debt Obligations	273	21	41	35	176
Operating Lease Obligations	138	43	69	19	7
Capacity and Energy Requirements	162	23	35	11	93
Coal Contracts (required minimums)	183	51	89	16	27
Postretirement Benefit Obligations	56	3	7	7	39
Other Purchase Obligations	43	43	—	—	—

Total Contractual Cash Obligations	$1,201	$187	$247	$189	$578

Interest on $10.4 million of variable-rate debt outstanding on December 31, 2007 was projected based on the interest rates applicable to that debt instrument on December 31, 2007. Postretirement Benefit Obligations include estimated cash expenditures for the payment of retiree medical and life insurance benefits and supplemental pension benefits under our unfunded Executive Survivor and Supplemental Retirement Plan, but do not include amounts to fund our noncontributory funded pension plan as we are not currently required to make a contribution to that plan.
CAPITAL RESOURCES
Financial flexibility is provided by operating cash flows, our universal shelf registration, unused lines of credit, strong financial coverages, solid credit ratings, and alternative financing arrangements such as leasing. We have the ability to issue up to $256 million of common stock, cumulative preferred stock, debt and certain other securities from time to time under our universal shelf registration statement filed with the Securities and Exchange Commission. Additional equity or debt financing will be required in the period 2008 through 2012 given the expansion plans related to our electric segment to fund the construction of the proposed new Big Stone II generating station at the Big Stone Plant site and proposed new wind generation projects, in the event we decide to reduce borrowings under our lines of credit, refund or retire early any of our presently outstanding debt or cumulative preferred shares, to complete acquisitions or for other corporate purposes. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financing or otherwise, or that if such financing is available, it will be available on terms acceptable to us. If adequate funds are not available on acceptable terms, our businesses, results of operations and financial condition could be adversely affected.
Our $150 million line of credit pursuant to a Credit Agreement dated as of April 26, 2006 with U.S. Bank National Association, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Harris Nesbitt Financing, Inc., Keybank National Association, Union Bank of California, N.A., Bank of America, N.A., Bank Hapoalim B.M., and Bank of the West was scheduled to expire on April 26, 2009 but was terminated and replaced by a new $200 million credit agreement (the Varistar Credit Agreement) entered into by Varistar Corporation (Varistar), our wholly-owned subsidiary, on October 2, 2007. Varistar entered into the Varistar Credit Agreement with the following banks: U.S. Bank National Association, as agent for the Banks and as Lead Arranger, Bank of America, N.A., Keybank National Association, and Wells Fargo Bank, National Association, as Co-Documentation Agents, and JPMorgan Chase Bank, N.A., Bank of the West and Union Bank of California, N.A. The Varistar Credit Agreement is an unsecured revolving credit facility that Varistar can draw on to support its operations. The Varistar Credit Agreement expires on October 2, 2010. Borrowings under the line of credit bear interest at LIBOR plus 1.25%, subject to adjustment based on Varistar’s adjusted cash flow leverage ratio (as defined in the Varistar Credit Agreement). The Varistar Credit Agreement contains a number of restrictions on the businesses of Varistar and its material subsidiaries, including restrictions on their ability to merge, sell assets, incur indebtedness, create or incur liens on assets, guarantee the obligations of any other party and engage in transactions with related parties. The Varistar Credit Agreement does not include provisions for the termination of the agreement or the acceleration of repayment of amounts outstanding due to changes in our credit ratings. Varistar’s obligations under the Varistar Credit Agreement are guaranteed by each of its material subsidiaries. Outstanding letters of credit issued by Varistar can reduce the amount available for borrowing under the line by up to $30 million. As of December 31, 2007, $95.0 million of the $200 million line of credit was in use and $14.9 million was restricted from use to cover outstanding letters of credit.
Otter Tail Corporation, dba Otter Tail Power Company and U.S. Bank National Association entered into a Credit Agreement (the Electric Utility Credit Agreement) providing for a separate $75 million line of credit. This line of credit is an unsecured revolving credit facility that the electric utility can draw on to support the working capital needs and other capital requirements of its operations. Borrowings under this line of credit bear interest at LIBOR plus 0.4%, subject to adjustment based on the ratings of our senior unsecured debt. The Electric Utility Credit Agreement contains a number of restrictions on the business of the electric utility, including restrictions on its ability to merge, sell assets, incur indebtedness, create or incur liens on assets, guarantee the obligations of any other party, and engage in transactions with related parties. The Electric Utility Credit Agreement is subject to renewal on September 1, 2008. As of December 31, 2007 no money was borrowed under the Electric Utility Credit Agreement.
At closings completed in August 2007 and October 2007, we issued $155 million aggregate principal amount of senior unsecured notes, in a private placement transaction, to the purchasers named in a note purchase agreement (the 2007 Note Purchase Agreement) dated August 20, 2007. These notes were issued in four series: $33 million aggregate principal amount of 5.95% Senior Unsecured Notes, Series A, due 2017 (the Series A Notes); $30 million aggregate principal amount of

6.15% Senior Unsecured Notes, Series B, due 2022 (the Series B Notes); $42 million aggregate principal amount of 6.37% Senior Unsecured Notes, Series C, due 2027 (the Series C Notes); and $50 million aggregate principal amount of 6.47% Senior Unsecured Notes, Series D, due 2037 (the Series D Notes). On August 20, 2007, $12 million aggregate principal amount of the Series C Notes and $13 million aggregate principal amount of the Series D Notes were issued and sold pursuant to the 2007 Note Purchase Agreement. The net proceeds from this initial closing were used to repay borrowings under our $150 million line of credit that was terminated on October 2, 2007. We issued and sold the remaining $30 million aggregate principal amount of the Series C Notes and $37 million aggregate principal amount of the Series D Notes, as well as the Series A Notes and the Series B Notes at a second closing on October 1, 2007. The net proceeds from the second closing were used to retire $40 million aggregate principal amount of our 5.625% Series of Insured Senior Notes due October 1, 2017 and $25 million aggregate principal amount of our 6.80% Series of Senior Notes due October 1, 2032 on October 15, 2007, to pay down lines of credit and to fund capital expenditures.
In February 2007, we entered into a note purchase agreement (the Cascade Note Purchase Agreement) with Cascade Investment L.L.C. (Cascade) pursuant to which we agreed to issue to Cascade, in a private placement transaction, $50 million aggregate principal amount of our senior notes due November 30, 2017 (the Cascade Note). On December 14, 2007 we issued the Cascade Note. The Cascade Note bears interest at a rate of 5.778% per annum. The terms of the Cascade Note Purchase Agreement are substantially similar to the terms of the note purchase agreement entered into in connection with the issuance of our $90 million 6.63% senior notes due December 1, 2011 (the 2001 Note Purchase Agreement). The proceeds of this financing were used to redeem our $50 million 6.375% Senior Debentures due December 1, 2007. Cascade owned approximately 8.6% of our outstanding common stock as of December 31, 2007.
Each of the Cascade Note Purchase Agreement, the 2007 Note Purchase Agreement and the 2001 Note Purchase Agreement states we may prepay all or any part of the notes issued thereunder (in an amount not less than 10% of the aggregate principal amount of the notes then outstanding in the case of a partial prepayment) at 100% of the principal amount prepaid, together with accrued interest and a make-whole amount. Each of the Cascade Note Purchase Agreement and the 2001 Note Purchase Agreement states in the event of a transfer of utility assets put event, the noteholders thereunder have the right to require us to repurchase the notes held by them in full, together with accrued interest and a make-whole amount, on the terms and conditions specified in the respective note purchase agreements. The 2007 Note Purchase Agreement states we must offer to prepay all of the outstanding notes issued thereunder at 100% of the principal amount together with unpaid accrued interest in the event of a change of control of the Company.
The 2001 Note Purchase Agreement, the 2007 Note Purchase Agreement and the Cascade Note Purchase Agreement contain a number of restrictions on us and our subsidiaries. In each case these include restrictions on our ability and the ability of our subsidiaries to merge, sell assets, create or incur liens on assets, guarantee the obligations of any other party, and engage in transactions with related parties.
The Electric Utility Company Credit Agreement, the 2001 Note Purchase Agreement, the Cascade Note Purchase Agreement, the 2007 Note Purchase Agreement and the Lombard US Equipment Finance note contain covenants by us not to permit our debt-to-total capitalization ratio to exceed 60% or permit our interest and dividend coverage ratio (or in the case of the Cascade Note Purchase Agreement, our interest coverage ratio) to be less than 1.5 to 1. The note purchase agreements further restrict us from allowing our priority debt to exceed 20% of total capitalization. Financial covenants in the Varistar Credit Agreement require Varistar to maintain a fixed charge coverage ratio of not less than 1.25 to 1 and to not permit its cash flow leverage ratio to exceed 3.0 to 1. We and Varistar were in compliance with all of the covenants under our financing agreements as of December 31, 2007.
Our obligations under the 2001 Note Purchase Agreement and the Cascade Note Purchase Agreement are guaranteed by certain of our subsidiaries. Varistar’s obligations under the Varistar Credit Agreement are guaranteed by each of its material subsidiaries. Our Grant County and Mercer County Pollution Control Refunding Revenue Bonds require that we grant to Ambac Assurance Corporation, under a financial guaranty insurance policy relating to the bonds, a security interest in the assets of the electric utility if the rating on our senior unsecured debt is downgraded to Baa2 or below (Moody’s) or BBB or below (Standard & Poor’s).
Our securities ratings at December 31, 2007 were:

Moody’s
	Investors	Standard
	Service	& Poor’s
Senior Unsecured Debt	A3	BBB+
Preferred Stock	Baa2	BBB-
Outlook	Negative	Negative

In July 2007, Moody’s changed its outlook on our company from stable to negative, citing risks of recovery associated with planned capital expenditures in the electric segment as a major factor contributing to its outlook change. In September 2007, Standard & Poor’s changed its outlook on our company from stable to negative, citing continued growth of nonregulated businesses and a large capital spending program in the electric segment as the reasons for its outlook change. Our disclosure of these securities ratings is not a recommendation to buy, sell or hold our securities. Downgrades in these securities ratings could adversely affect our company. Further, downgrades could increase our borrowing costs resulting in possible reductions to net income in future periods and increase the risk of default on our debt obligations.
Our ratio of earnings to fixed charges from continuing operations, which includes imputed finance costs on operating leases, was 3.5x for 2007 compared to 3.9x for 2006 and our long-term debt interest coverage ratio before taxes was 6.2x for both 2007 and 2006. During 2008, we expect these coverage ratios to be consistent with 2007 levels assuming 2008 net income meets our expectations.
Long-Term Debt Interest Coverage
(times-interest earned before tax)
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
GENERAL
Federal and state environmental regulation could require us to incur substantial capital expenditures and increased operating costs.
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
Volatile financial markets and changes in our debt ratings could restrict our ability to access capital and increase our borrowing costs and pension plan expenses.
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
Changes in the U.S. capital markets could also have significant effects on our pension plan. Our pension income or expense is affected by factors including the market performance of the assets in the master pension trust maintained for the pension plans for some of our employees, the weighted average asset allocation and long-term rate of return of our pension plan assets, the discount rate used to determine the service and interest cost components of our net periodic pension cost and assumed rates of increase in our employees’ future compensation. If our pension plan assets do not achieve positive rates of return, or if our estimates and assumed rates are not accurate, our earnings may decrease because net periodic pension costs would rise and we could be required to provide additional funds to cover our obligations to employees under the pension plan.
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
A number of factors, many of which are beyond our control, may contribute to fluctuations in our revenues and expenses from electric operations, causing our net income to fluctuate from period to period. These risks include fluctuations in the volume and price of sales of electricity to customers or other utilities, which may be affected by factors such as mergers and acquisitions of other utilities, geographic location of other utilities, transmission costs (including increased costs related to operations of regional transmission organizations), changes in the manner in which wholesale power is sold and purchased, unplanned interruptions at our generating plants, the effects of regulation and legislation, demographic changes in our customer base and changes in our customer demand or load growth. Electric wholesale margins have been significantly and adversely affected by increased efficiencies in the MISO market. Electric wholesale trading margins could also be adversely affected by losses due to trading activities. Other risks include weather conditions or changes in weather patterns (including severe weather that could result in damage to our assets), fuel and purchased power costs and the rate of economic growth or decline in our service areas. A decrease in revenues or an increase in expenses related to our electric operations may reduce the amount of funds available for our existing and future businesses, which could result in increased financing requirements, impair our ability to make expected distributions to shareholders or impair our ability to make scheduled payments on our debt obligations.
As of December 31, 2007 the electric utility has capitalized $8.2 million in costs related to the planned construction of a second electric generating unit at our Big Stone Plant site. Should approvals of permits not be received on a timely basis, the project could be at risk. If the project is abandoned for permitting or other reasons, these capitalized costs and others incurred in future periods may be subject to expense and may not be recoverable.
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
Future operating results of our electric segment will be impacted by the outcome of a rate case filed in Minnesota on October 1, 2007 requesting a final overall increase in Minnesota retail electric rates of 6.7%. The filing included a request for an interim rate increase of 5.4%, which went into effect on November 30, 2007. Interim rates will remain in effect for all Minnesota customers until the MPUC makes a final determination on the electric utility’s request, which is expected by August 1, 2008. If final rates are lower than interim rates, the electric utility will refund Minnesota customers the difference with interest.
Certain costs currently included in the FCA in retail rates may be excluded from recovery through the FCA but may be subject to recovery through rates established in a general rate case. Further, all, or portions of, gross margins on asset-based wholesale electric sales may become subject to refund through the FCA as a result of a general rate case. Recovery of MISO schedule 16 and 17 administrative costs associated with providing electric service to Minnesota and North Dakota customers are currently being deferred pending the results of our current general rate case in Minnesota and our next general rate case in North Dakota scheduled to be filed in November or December of 2008. If we are not granted recovery of $1.4 million in deferred costs as of December 31, 2007 we could be required to recognize these costs immediately in expense at the time recovery is denied.
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
Operation of electric generating facilities involves risks which can adversely affect energy output and efficiency levels. Most of our generating capacity is coal-fired. We rely on a limited number of suppliers of coal, making us vulnerable to increased prices for fuel as existing contracts expire or in the event of unanticipated interruptions in fuel supply. We are a captive rail shipper of the BNSF Railway for shipments of coal to our Big Stone and Hoot Lake plants, making us vulnerable to increased prices for coal transportation from a sole supplier. Higher fuel prices result in higher electric rates for our retail customers through fuel clause adjustments and could make us less competitive in wholesale electric markets. Operational risks also include facility shutdowns due to breakdown or failure of equipment or processes, labor disputes, operator error and catastrophic events such as fires, explosions, floods, intentional acts of destruction or other similar occurrences affecting our electric generating facilities. The loss of a major generating facility would require us to find other sources of supply, if available, and expose us to higher purchased power costs.
Changes to regulation of generating plant emissions, including but not limited to carbon dioxide (CO2) emissions, could affect our operating costs and the costs of supplying electricity to our customers.
Existing or new laws or regulations addressing climate change or reductions of greenhouse gas emissions by federal or state authorities, such as mandated levels of renewable generation or mandatory reductions in CO2 emission levels or taxes on CO2 emissions, that result in increases in electric service costs could negatively impact our net income, financial position and operating cash flows if such costs cannot be recovered through rates granted by ratemaking authorities in the states where the electric utility provides service or through increased market prices for electricity.
PLASTICS
Our plastics operations are highly dependent on a limited number of vendors for PVC resin and a limited supply of PVC resin. The loss of a key vendor, or any interruption or delay in the supply of PVC resin, could result in reduced sales or increased costs for our plastics business.
We rely on a limited number of vendors to supply the PVC resin used in our plastics business. Two vendors accounted for approximately 95% of our total purchases of PVC resin in 2007 and approximately 99% of our total purchases of PVC resin in 2006. In addition, the supply of PVC resin may be limited primarily due to manufacturing capacity and the limited availability of raw material components. A majority of U.S. resin production plants are located in the Gulf Coast region, which may increase the risk of a shortage of resin in the event of a hurricane or other natural disaster in that region. The loss of a key vendor or any interruption or delay in the availability or supply of PVC resin could disrupt our ability to deliver our plastic products, cause customers to cancel orders or require us to incur additional expenses to obtain PVC resin from alternative sources, if such sources are available.
We compete against a large number of other manufacturers of PVC pipe and manufacturers of alternative products. Customers may not distinguish our products from those of our competitors.
The plastic pipe industry is highly fragmented and competitive due to the large number of producers and the fungible nature of the product. We compete not only against other PVC pipe manufacturers, but also against ductile iron, steel, concrete and clay pipe manufacturers. Due to shipping costs, competition is usually regional instead of national in scope, and the principal areas of competition are a combination of price, service, warranty and product performance. Our inability to compete effectively in each of these areas and to distinguish our plastic pipe products from competing products may adversely affect the financial performance of our plastics business.

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
MANUFACTURING
Competition from foreign and domestic manufacturers, the price and availability of raw materials, fluctuations in foreign currency exchange rates, the availability of production tax credits and general economic conditions could affect the revenues and earnings of our manufacturing businesses.
Our manufacturing businesses are subject to risks associated with competition from foreign and domestic manufacturers that have excess capacity, labor advantages and other capabilities that may place downward pressure on margins and profitability. Raw material costs for items such as steel, lumber, concrete, aluminum and resin have increased significantly and may continue to increase. Our manufacturers may not be able to pass on the cost of such increases to their respective customers. Each of our manufacturing companies has significant customers and concentrated sales to such customers. If our relationships with significant customers should change materially, it would be difficult to immediately and profitably replace lost sales. Fluctuations in foreign currency exchange rates could have a negative impact on the net income and competitive position of our wind tower manufacturing operations in Ft. Erie, Ontario because the plant pays its operating expenses in Canadian dollars. We believe the demand for wind towers that we manufacture will depend primarily on the existence of either renewable portfolio standards or the Federal Production Tax Credit for wind energy. This credit is scheduled to expire on December 31, 2008. Our wind tower manufacturer and electrical contractor could be adversely affected if the tax credit in not extended or renewed.
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
FOOD INGREDIENT PROCESSING
Our company that processes dehydrated potato flakes, flour and granules, Idaho Pacific Holdings, Inc. (IPH), competes in a highly competitive market and is dependent on adequate sources of potatoes for processing.
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
The principal raw material used by our potato processing company is washed process-grade potatoes from growers. These potatoes are unsuitable for use in other markets due to imperfections. They are not subject to the United States Department of Agriculture’s general requirements and expectations for size, shape or color. While our food ingredient processing company has processing capabilities in three geographically distinct growing regions, there can be no assurance it will be able to obtain raw materials due to poor growing conditions, a loss of key growers and other factors. A loss or shortage of raw materials or the necessity of paying much higher prices for raw materials or natural gas could adversely affect the financial performance of this company. Fluctuations in foreign currency exchange rates could have a negative impact on our potato processing company’s net income and competitive position because approximately 31% of its sales in 2007 were outside the United States and the Canadian plant pays its operating expenses in Canadian dollars.
We currently have $24.3 million of goodwill and a $3.3 million nonamortizable trade name recorded on our balance sheet related to the acquisition of IPH in 2004. If conditions of low sales prices, high energy and raw material costs and a shortage of raw potato supplies return, as experienced in 2006, and the increased value of the Canadian dollar relative to the U.S. dollar persists or operating margins do not improve according to our projections, the reductions in anticipated cash flows from this business may indicate that its fair value is less than its book value resulting in an impairment of goodwill and nonamortizable intangible assets and a corresponding charge against earnings.
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
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
At December 31, 2007 we had limited exposure to market risk associated with interest rates and commodity prices and limited exposure to market risk associated with changes in foreign currency exchange rates. Outstanding trade accounts receivable of the Canadian operations of IPH are not at risk of valuation change due to changes in foreign currency exchange rates because the Canadian company transacts all sales in U.S. dollars. However, IPH does have market risk related to changes in foreign currency exchange rates because approximately 31% of IPH sales in 2007 were outside the United States and the Canadian operations of IPH pays its operating expenses in Canadian dollars. DMI has market risk related to changes in foreign currency exchange rates at its plant in Ft. Erie, Ontario because the plant pays its operating expenses in Canadian dollars.
The majority of our consolidated long-term debt has fixed interest rates. The interest rate on variable rate long-term debt is reset on a periodic basis reflecting current market conditions. We manage our interest rate risk through the issuance of fixed-rate debt with varying maturities, through economic refunding of debt through optional refundings, limiting the amount of variable interest rate debt, and the utilization of short-term borrowings to allow flexibility in the timing and placement of long-term debt. As of December 31, 2007 we had $10.4 million of long-term debt subject to variable interest rates. Assuming no change in our financial structure, if variable interest rates were to average one percentage point higher or lower than the average variable rate on December 31, 2007, annualized interest expense on variable rate long-term debt and pre-tax earnings would change by approximately $104,000.
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
The electric utility has market, price and credit risk associated with forward contracts for the purchase and sale of electricity. As of December 31, 2007 the electric utility had recognized, on a pretax basis, $632,000 in net unrealized gains on open forward contracts for the purchase and sale of electricity. Due to the nature of electricity and the physical aspects of the electricity transmission system, unanticipated events affecting the transmission grid can cause transmission constraints that result in unanticipated gains or losses in the process of settling transactions.
The market prices used to value the electric utility’s forward contracts for the purchases and sales of electricity are determined by survey of counterparties or brokers used by the electric utility’s power services’ personnel responsible for contract pricing, as well as prices gathered from daily settlement prices published by the Intercontinental Exchange. For certain contracts, prices at illiquid trading points are based on a basis spread between that trading point and more liquid trading hub prices. Prices are benchmarked to forward price curves and indices acquired from a third party price forecasting service. Of the forward energy sales contracts that are marked to market as of December 31, 2007, 97.6% are offset by forward energy purchase contracts in terms of volumes and delivery periods, with $56,000 in unrealized gains recognized on the open sales contracts.
We have in place an energy risk management policy with a goal to manage, through the use of defined risk management practices, price risk and credit risk associated with wholesale power purchases and sales. With the advent of the MISO Day 2 market in April 2005, we made several changes to our energy risk management policy to recognize new trading opportunities created by this new market. Most of the changes were in new volumetric limits and loss limits to adequately manage the risks associated with these new opportunities. In addition, we implemented a Value at Risk (VaR) limit to further manage market price risk. Exposure to price risk on any open positions as of December 31, 2007 was not material.
The following tables show the effect of marking to market forward contracts for the purchase and sale of electricity on our consolidated balance sheet as of December 31, 2007 and the change in our consolidated balance sheet position from December 31, 2006 to December 31, 2007:

December 31,
(in thousands)	2007

Current Asset – Marked-to-Market Gain	$5,210
Regulatory Asset – Deferred Marked-to-Market Loss	771

Total Assets	5,981

Current Liability – Marked-to-Market Loss	(5,078)
Regulatory Liability – Deferred Marked-to-Market Gain	(271)

Total Liabilities	(5,349)

Net Fair Value of Marked-to-Market Energy Contracts	$632

Year ended
(in thousands)	December 31, 2007

Fair Value at Beginning of Year	$203
Amount Realized on Contracts Entered into in 2006 and Settled in 2007	(203)
Changes in Fair Value of Contracts Entered into in 2006	—

Net Fair Value of Contracts Entered into in 2006 at Year End 2007	—
Changes in Fair Value of Contracts Entered into in 2007	632

Net Fair Value at End of Year	$632

The $632,000 in recognized but unrealized net gains on the forward energy purchases and sales marked to market on December 31, 2007 is expected to be realized on physical settlement as scheduled over the following quarters in the amounts listed:

	1st Quarter	4th Quarter
(in thousands)	2008	2008	Total

Net Gain	$118	$514	$632
We have credit risk associated with the nonperformance or nonpayment by counterparties to our forward energy purchases and sales agreements. We have established guidelines and limits to manage credit risk associated with wholesale power purchases and sales. Specific limits are determined by a counterparty’s financial strength. Our credit risk with our largest counterparty on delivered and marked-to-market forward contracts as of December 31, 2007 was $0.5 million. As of December 31, 2007 we had a net credit risk exposure of $1.5 million from eight counterparties with investment grade credit ratings and one counterparty that has not been rated by an external credit rating agency but has been evaluated internally and assigned an internal credit rating equivalent to investment grade. We had no exposure at December 31, 2007 to counterparties with credit ratings below investment grade. Counterparties with investment grade credit ratings have minimum credit ratings of BBB- (Standard & Poor’s), Baa3 (Moody’s) or BBB- (Fitch).
The $1.5 million credit risk exposure includes net amounts due to the electric utility on receivables/payables from completed transactions billed and unbilled plus marked-to-market gains/losses on forward contracts for the purchase and sale of electricity scheduled for delivery after December 31, 2007. Individual counterparty exposures are offset according to legally enforceable netting arrangements.
IPH has market risk associated with the price of fuel oil and natural gas used in its potato dehydration process as IPH may not be able to increase prices for its finished products to recover increases in fuel costs. In the third quarter of 2006, IPH entered into forward natural gas contracts on the New York Mercantile Exchange market to hedge its exposure to fluctuations in natural gas prices related to approximately 50% of its anticipated natural gas needs through March 2007 for its Ririe, Idaho and Center, Colorado dehydration plants. These forward contracts were derivatives subject to mark-to-market accounting but they did not qualify for hedge accounting treatment. IPH includes net changes in the market values of these forward contracts in net income as components of cost of goods sold in the period of recognition. Of the $371,000 in unrealized marked-to-market losses on forward natural gas contracts IPH had outstanding on December 31, 2006, $62,000 was reversed and $309,000 was realized on settlement in the first quarter of 2007.
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
We use estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as depreciable lives, asset impairment evaluations, tax provisions, collectability of trade accounts receivable, self-insurance programs, valuation of forward energy contracts, unbilled electric revenues, MISO electric market residual load adjustments, service contract maintenance costs, percentage-of-completion and actuarially determined benefits costs and liabilities. As better information becomes available or actual amounts are known, estimates are revised. Operating results can be affected by revised estimates. Actual results may differ from these estimates under different assumptions or conditions. Management has discussed the application of these critical accounting policies and the development of these estimates with the Audit Committee of the Board of Directors. The following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.
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
The pension benefit cost for 2008 for our noncontributory funded pension plan is expected to be $3.3 million compared to $4.5 million in 2007. The estimated discount rate used to determine annual benefit cost accruals will be 6.25% in 2008; the discount rate used in 2007 was 6.00%. In selecting the discount rate, we consider the yields of fixed income debt securities, which have ratings of “Aa” published by recognized rating agencies, along with bond matching models specific to our plans as a basis to determine the rate.
Subsequent increases or decreases in actual rates of return on plan assets over assumed rates or increases or decreases in the discount rate or rate of increase in future compensation levels could significantly change projected costs. For 2007, all other factors being held constant: a 0.25 increase (or decrease) in the discount rate would have decreased (or increased) our 2007 pension benefit cost by $600,000; a 0.25 increase (or decrease) in the assumed rate of increase in future compensation levels would have increased (or decreased) our 2007 pension benefit cost by $540,000; a 0.25 increase (or decrease) in the expected long-term rate of return on plan assets would have decreased (or increased) our 2007 pension benefit cost by $380,000.
Increases or decreases in the discount rate or in retiree healthcare cost inflation rates could significantly change our projected postretirement healthcare benefit costs. A 0.25 increase (or decrease) in the discount rate would have decreased (or increased) our 2007 postretirement medical benefit costs by $70,000. See note 12 to consolidated financial statements for the cost impact of a change in medical cost inflation rates.
We believe the estimates made for our pension and other postretirement benefits are reasonable based on the information that is known at the point in time the estimates are made. These estimates and assumptions are subject to a number of variables and are subject to change.
REVENUE RECOGNITION
Our construction companies and two of our manufacturing companies record operating revenues on a percentage-of-completion basis for fixed-price construction contracts. The method used to determine the progress of completion is based on the ratio of labor costs incurred to total estimated labor costs at our wind tower manufacturer, square footage completed to total bid square footage for certain floating dock projects and costs incurred to total estimated costs on all other construction projects. The duration of the majority of these contracts is less than a year. Revenues recognized on jobs in progress as of December 31, 2007 were $325 million. Any expected losses on jobs in progress at year-end 2007 have been recognized. We believe the accounting estimate related to the percentage-of-completion accounting on uncompleted contracts is critical to the extent that any underestimate of total expected costs on fixed-price construction contracts could result in reduced profit margins being recognized on these contracts at the time of completion.
FORWARD ENERGY CONTRACTS CLASSIFIED AS DERIVATIVES
Our electric utility’s forward contracts for the purchase and sale of electricity are derivatives subject to mark-to-market accounting under accounting principles generally accepted in the United States. The market prices used to value the electric utility’s forward contracts for the purchases and sales of electricity are determined by survey of counterparties or brokers used by the electric utility’s power services’ personnel responsible for contract pricing, as well as prices gathered from daily settlement prices published by the Intercontinental Exchange. For certain contracts, prices at illiquid trading points are based on a basis spread between that trading point and more liquid trading hub prices. Prices are benchmarked to forward price curves and indices acquired from a third party price forecasting service, and, as such, are estimates. Of the forward energy sales contracts that are marked to market as of December 31, 2007, 97.6% are offset by forward energy purchase contracts in terms of volumes and delivery periods, with $56,000 in unrealized gains recognized on the open sales contracts. All of the forward energy contracts for the purchase and sale of electricity marked to market as of December 31, 2007 are scheduled for settlement prior to December 1, 2008.

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
During 2007, $2.2 million of bad debt expense (0.18% of total 2007 revenue of $1.2 billion) was recorded and the allowance for doubtful accounts was $3.8 million (2.5% of trade accounts receivable) as of December 31, 2007. General economic conditions and specific geographic concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense. An increase or decrease in our consolidated allowance for doubtful accounts based on one percentage point of outstanding trade receivables at December 31, 2007 would result in a $1.6 million increase or decrease in bad debt expense.
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
DEPRECIATION EXPENSE AND DEPRECIABLE LIVES
The provisions for depreciation of electric utility property for financial reporting purposes are made on the straight-line method based on the estimated service lives (5 to 65 years) of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 2.78% in 2007, 2.82% in 2006 and 2.74% in 2005. Depreciation rates on electric utility property are subject to annual regulatory review and approval, and depreciation expense is recovered through rates set by ratemaking authorities. Although the useful lives of electric utility properties are estimated, the recovery of their cost is dependent on the ratemaking process. Deregulation of the electric industry could result in changes to the estimated useful lives of electric utility property that could impact depreciation expense.
Property and equipment of our nonelectric operations are carried at historical cost or at the then-current replacement cost if acquired in a business combination accounted for under the purchase method of accounting and are depreciated on a straight-line basis over useful lives (3 to 40 years) of the related assets. We believe the lives and methods of determining depreciation are reasonable, however, changes in economic conditions affecting the industries in which our nonelectric companies operate or innovations in technology could result in a reduction of the estimated useful lives of our nonelectric operating companies’ property, plant and equipment or in an impairment write-down of the carrying value of these properties.
TAXATION
We are required to make judgments regarding the potential tax effects of various financial transactions and our ongoing operations to estimate our obligations to taxing authorities. These tax obligations include income, real estate and use taxes. These judgments could result in the recognition of a liability for potential adverse outcomes regarding uncertain tax positions that we have taken. While we believe our liability for uncertain tax positions as of December 31, 2007 reflects the most likely probable expected outcome of these tax matters in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, and Statement of Financial Accounting Standards (SFAS) Standards (SFAS) No. 109, Accounting for Income Taxes, the ultimate outcome of such matters could result in additional adjustments to our consolidated financial statements. However, we do not believe such adjustments would be material.

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
As of December 31, 2007 an assessment of the carrying values of our long-lived assets and other intangibles indicated that these assets were not impaired.
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
We evaluate goodwill for impairment on an annual basis and as conditions warrant. As of December 31, 2007 an assessment of the carrying values of our goodwill indicated no impairment.
PURCHASE ACCOUNTING
Through December 31, 2008, under SFAS No. 141, Business Combinations, we will account for our acquisitions under the purchase method of accounting and, accordingly, the acquired assets and liabilities assumed are recorded at their respective fair values. The excess of purchase price over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The recorded values of assets and liabilities are based on third party estimates and valuations when available. The remaining values are based on management’s judgments and estimates, and, accordingly, our consolidated financial position or results of operations may be affected by changes in estimates and judgments.
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
Beginning in 2009, we will account for acquisitions under the requirements of SFAS No. 141 (revised 2007), Businesses Combinations, issued in December 2007. SFAS No. 141(R) replaces the term “purchase method of accounting” with “acquisition method of accounting” and requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This guidance will replace SFAS No. 141’s cost-allocation process, which requires the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.
KEY ACCOUNTING PRONOUNCEMENTS
SFAS No. 123(R) (revised 2004), Share-Based Payment, issued in December 2004, is a revision of SFAS No. 123, Accounting for Stock-based Compensation, and supersedes Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Beginning in January 2006, we adopted SFAS No. 123(R) on a modified prospective basis. We are required to record stock-based compensation as an expense on our income statement over the period earned based on the fair value of the stock or options awarded on their grant date. The application of SFAS No. 123(R) reporting requirements resulted in recording incremental after-tax compensation expense in 2006 as follows:
•	$163,000, net-of-tax, for non-vested stock options that were outstanding on December 31, 2005.

•	$235,000 for the 15% discount offered under our Employee Stock Purchase Plan.
See note 7 to consolidated financial statement for additional discussion. For years prior to 2006, we reported our stock-based compensation under the requirements of APB No. 25 and furnished related pro forma footnote information required under SFAS No. 123.
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
FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, was issued by the FASB in June 2006. FIN No. 48 clarifies the accounting for uncertain tax positions in accordance with SFAS No. 109, Accounting for Income Taxes. We adopted FIN No. 48 on January 1, 2007 and have recognized, in our consolidated financial statements, the tax effects of all tax positions that are “more-likely-than-not” to be sustained on audit based solely on the technical merits of those positions as of December 31, 2007. The term “more-likely-than-not” means a likelihood of more than 50%. FIN No. 48 also provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods and transition. Only tax positions that meet the “more-likely-than-not” threshold on the reporting date may be recognized. See additional discussion under Income Taxes in note 15 to the consolidated financial statements that follow.
SFAS No. 157, Fair Value Measurements, was issued by the FASB in September 2006. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements where fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. Other than additional footnote disclosures related to the use of fair value measurements in the areas of derivatives, goodwill and asset impairment evaluations and financial instruments, we do not expect the adoption of SFAS No. 157 to have a significant impact on our consolidated balance sheet, income statement or statement of cash flows.

SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, was issued by the FASB in September 2006. SFAS No. 158 requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and to recognize, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits and transition assets or obligations that have not been recognized as components of net periodic benefit cost. SFAS No. 158 also requires additional disclosures in the notes to financial statements. SFAS No. 158 will not change the amount of net periodic benefit expense recognized in an entity’s income statement. It is effective for fiscal years ending after December 15, 2006. We determined the balance of unrecognized net actuarial losses, prior service costs and the SFAS No. 106 transition obligation related to regulated utility activities would be subject to recovery through rates as those balances are amortized to expense and the related benefits are earned. Therefore, we charged those unrecognized amounts to regulatory asset accounts under SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, rather than to Accumulated Other Comprehensive Loss in equity as prescribed by SFAS No. 158. Application of this standard had the following effects on our December 31, 2006 consolidated balance sheet:

(in thousands)	2006

Decrease in Executive Survivor and Supplemental Retirement Plan Intangible Asset	$(767)
Increase in Regulatory Assets (for the unrecognized portions of net actuarial losses, prior service costs and transition obligations that are subject to recovery through electric rates)	36,736
Increase in Pension Benefit and Other Postretirement Liability	(34,714)
Increase in Deferred Tax Liability	(502)
Decrease in Accumulated Other Comprehensive Loss (for the unrecognized portions of net actuarial losses, prior service costs and transition obligations that are not subject to recovery through electric rates) (increase to equity)	(753)
The adoption of this standard did not affect compliance with debt covenants maintained in our financing agreements.
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, was issued by the FASB in February 2007. SFAS No. 159 provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 will report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. This statement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. As of December 31, 2007 we had not opted, nor do we currently plan to opt, to apply fair value accounting to any financial instruments or other items that we are not currently required to account for at fair value.
SFAS No. 141(R), Businesses Combinations, was issued by the FASB in December 2007. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations, and will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008—January 1, 2009 for Otter Tail Corporation. SFAS No. 141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree). In addition to replacing the term “purchase method of accounting” with “acquisition method of accounting,” SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This guidance will replace SFAS No. 141’s cost-allocation process, which requires the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS No. 141’s guidance results in not recognizing some assets and liabilities at the acquisition date, and it also results in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. For example, SFAS No. 141 requires the acquirer to include the costs incurred to effect an acquisition (acquisition-related costs) in the cost of the acquisition that is allocated to the assets acquired and the liabilities assumed. SFAS No. 141(R) requires those costs to be expensed as incurred. In addition, under SFAS No. 141, restructuring costs that the acquirer expects but is not obligated to incur are recognized as if they were a liability assumed at the acquisition date. SFAS No. 141(R) requires the acquirer to recognize those costs separately from the business combination.

Management’s Report Regarding Internal Controls Over Financial Reporting
Management is responsible for the preparation and integrity of the consolidated financial statements and representations in this annual report. The consolidated financial statements of Otter Tail Corporation (the Company) have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and include some amounts that are based on informed judgments and best estimates and assumptions of management.
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
Management has completed its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework to conduct the required assessment of the effectiveness of the Company’s internal controls over financial reporting.
There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Based on this assessment, we believe that, as of December 31, 2007 the Company’s internal controls over financial reporting are effective based on those criteria.
The Company’s independent registered public accounting firm, Deloitte & Touche LLP, audited the Company’s consolidated financial statements included in this annual report and issued an attestation report on the Company’s internal controls over financial reporting.
/s/ John Erickson
John Erickson
President and Chief Executive Officer
/s/ Kevin Moug
Kevin Moug
Chief Financial Officer and Treasurer
February 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF OTTER TAIL CORPORATION
We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Corporation and its subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, common shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
As discussed in note 1 to the consolidated financial statements, effective December 31, 2006, the Corporation adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”
/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
February 20, 2008

Otter Tail Corporation
Consolidated Statements of Income—For the Years Ended December 31

(in thousands, except per-share amounts)	2007	2006	2005

Operating Revenues
Electric	$323,158	$305,703	$312,624
Nonelectric	915,729	799,251	669,245

Total Operating Revenues	1,238,887	1,104,954	981,869

Operating Expenses
Production Fuel — Electric	60,482	58,729	55,927
Purchased Power — Electric System Use	74,690	58,281	58,828
Electric Operation and Maintenance Expenses	107,041	103,548	99,904
Cost of Goods Sold — Nonelectric (excludes depreciation; included below)	712,547	611,737	502,407
Other Nonelectric Expenses	121,110	115,290	109,707
Depreciation and Amortization	52,830	49,983	46,458
Property Taxes — Electric	9,413	9,589	10,043

Total Operating Expenses	1,138,113	1,007,157	883,274

Operating Income	100,774	97,797	98,595

Other Income and Deductions	2,012	(440)	1,773
Interest Charges	20,857	19,501	18,459

Income from Continuing Operations Before Income Taxes	81,929	77,856	81,909
Income Taxes — Continuing Operations	27,968	27,106	28,007

Net Income from Continuing Operations	53,961	50,750	53,902
Discontinued Operations
Income (Loss) from Discontinued Operations
Net of Taxes of $28 in 2006 and ($261) in 2005	—	26	(352)
Goodwill Impairment Loss	—	—	(1,003)
Gain on Disposition of Discontinued Operations Net of Taxes of $224 in 2006 and $5,831 in 2005	—	336	10,004

Net Income from Discontinued Operations	—	362	8,649

Net Income	53,961	51,112	62,551
Preferred Dividend Requirements	736	736	735

Earnings Available for Common Shares	$53,225	$50,376	$61,816

Average Number of Common Shares Outstanding—Basic	29,681	29,394	29,223
Average Number of Common Shares Outstanding—Diluted	29,970	29,664	29,348

Basic Earnings Per Share:
Continuing Operations (net of preferred dividend requirements)	$1.79	$1.70	$1.82
Discontinued Operations	—	0.01	0.30

	$1.79	$1.71	$2.12

Diluted Earnings Per Share:
Continuing Operations (net of preferred dividend requirements)	$1.78	$1.69	$1.81
Discontinued Operations	—	0.01	0.30

	$1.78	$1.70	$2.11

Dividends Per Common Share	$1.17	$1.15	$1.12
See accompanying notes to consolidated financial statements.

Otter Tail Corporation
Consolidated Balance Sheets, December 31

(in thousands)	2007	2006

Assets

Current Assets
Cash and Cash Equivalents	$39,824	$6,791
Accounts Receivable:
Trade (less allowance for doubtful accounts of $3,811 for 2007 and $2,964 for 2006)	151,446	135,011
Other	14,934	10,265
Inventories	97,214	103,002
Deferred Income Taxes	7,200	8,069
Accrued Utility and Cost-of-Energy Revenues	32,501	23,931
Costs and Estimated Earnings in Excess of Billings	42,234	38,384
Other	15,299	9,611
Assets of Discontinued Operations	—	289

Total Current Assets	400,652	335,353

Investments	10,057	8,955
Other Assets	24,500	20,991
Goodwill	99,242	98,110
Other Intangibles—Net	20,456	20,080

Deferred Debits
Unamortized Debt Expense and Reacquisition Premiums	6,986	6,133
Regulatory Assets and Other Deferred Debits	38,837	50,419

Total Deferred Debits	45,823	56,552

Plant
Electric Plant in Service	1,028,917	930,689
Nonelectric Operations	257,590	239,269

Total	1,286,507	1,169,958
Less Accumulated Depreciation and Amortization	506,744	479,557

Plant—Net of Accumulated Depreciation and Amortization	779,763	690,401
Construction Work in Progress	74,261	28,208

Net Plant	854,024	718,609

Total	$1,454,754	$1,258,650

See accompanying notes to consolidated financial statements.

Otter Tail Corporation
Consolidated Balance Sheets, December 31

(in thousands, except share data)	2007	2006

Liabilities and Equity

Current Liabilities
Short-Term Debt	$95,000	$38,900
Current Maturities of Long-Term Debt	3,004	3,125
Accounts Payable	141,390	120,195
Accrued Salaries and Wages	29,283	28,653
Accrued Federal and State Income Taxes	—	2,383
Other Accrued Taxes	11,409	11,509
Other Accrued Liabilities	13,873	10,495
Liabilities of Discontinued Operations	—	197

Total Current Liabilities	293,959	215,457

Pensions Benefit Liability	39,429	44,035
Other Postretirement Benefits Liability	30,488	32,254
Other Noncurrent Liabilities	23,228	18,866

Commitments (note 9)

Deferred Credits
Deferred Income Taxes	105,813	112,740
Deferred Tax Credits	16,761	8,181
Regulatory Liabilities	62,705	63,875
Other	275	281

Total Deferred Credits	185,554	185,077

Capitalization (page 42)
Long-Term Debt, Net of Current Maturities	342,694	255,436

Class B Stock Options of Subsidiary	1,255	1,255

Cumulative Preferred Shares	15,500	15,500

Common Shares, Par Value $5 Per Share—Authorized, 50,000,000 Shares; Outstanding, 2007—29,849,789 Shares; 2006—29,521,770 Shares	149,249	147,609
Premium on Common Shares	108,885	99,223
Retained Earnings	263,332	245,005
Accumulated Other Comprehensive Income (Loss)	1,181	(1,067)

Total Common Equity	522,647	490,770

Total Capitalization	882,096	762,961

Total	$1,454,754	$1,258,650

See accompanying notes to consolidated financial statements.

Otter Tail Corporation
Consolidated Statements of Common Shareholders’ Equity and Comprehensive Income

						Accumulated
	Common	Par Value,	Premium on			Other
	Shares	Common	Common	Unearned	Retained	Comprehensive	Total
( in thousands, except common shares outstanding)	Outstanding	Shares	Shares	Compensation	Earnings	Income/(Loss)	Equity

Balance, December 31, 2004	28,976,919	$144,885	$87,865	$(2,577)	$199,427	$(390)	$429,210

Common Stock Issuances, Net of Expenses	456,211	2,281	8,483	(529)			10,235
Common Stock Retirements	(31,907)	(160)	(756)				(916)
Amortization of Unearned Compensation—Stock Awards				1,386			1,386
Comprehensive Income:
Net Income					62,551		62,551
Unrealized Loss on Marketable Equity Securities (net-of-tax)						(23)	(23)
Foreign Currency Exchange Translation (net-of-tax)						437	437
SFAS No. 87 Minimum Pension Liability Adjustment (net-of-tax)						(6,163)	(6,163)

Total Comprehensive Income							56,802
Tax Benefit for Exercise of Stock Options			596				596
Stock Incentive Plan Performance Award Accrual			943				943
Premium on Purchase of Stock for Employee Purchase Plan			(363)				(363)
Cumulative Preferred Dividends					(735)		(735)
Common Dividends					(32,728)		(32,728)

Balance, December 31, 2005	29,401,223	$147,006	$96,768	$(1,720)	$228,515	$(6,139)	$464,430

Common Stock Issuances, Net of Expenses	136,917	685	1,837				2,522
Common Stock Retirements	(16,370)	(82)	(378)				(460)
SFAS No. 123(R) Reclassifications (note 7)			(2,490)	1,720			(770)
Comprehensive Income:
Net Income					51,112		51,112
Unrealized Gain on Marketable Equity Securities (net-of-tax)						56	56
Foreign Currency Exchange Translation (net-of-tax)						6	6
SFAS No. 87 Minimum Pension Liability Adjustment (net-of-tax)						4,257	4,257

Total Comprehensive Income							55,431
SFAS No. 158 Items (net-of-tax) Reversal of 12/31/06 Minimum
Pension Liability Balance						3,296	3,296
Unrecognized Postretirement Benefit Costs						(24,585)	(24,585)
Unrecognized Costs Classified as Regulatory Assets						22,042	22,042
Tax Benefit for Exercise of Stock Options			288				288
Stock Incentive Plan Performance Award Accrual			2,404				2,404
Vesting of Restricted Stock Granted to Employees			1,096				1,096
Premium on Purchase of Stock for Employee Purchase Plan			(302)				(302)
Cumulative Preferred Dividends					(736)		(736)
Common Dividends					(33,886)		(33,886)

Balance, December 31, 2006	29,521,770	$147,609	$99,223	$—	$245,005	$(1,067) (a)	$490,770

Common Stock Issuances, Net of Expenses	336,508	1,683	6,018				7,701
Common Stock Retirements	(8,489)	(43)	(252)				(295)
Comprehensive Income:
Net Income					53,961		53,961
Unrealized Gain on Marketable Equity Securities (net-of-tax)						4	4
Foreign Currency Exchange Translation (net-of-tax)						2,019	2,019
SFAS No. 158 Items (net-of-tax):
Amortization of Unrecognized Postretirement Benefit Costs						165	165
Actuarial Gains and Regulatory Allocations Adjustments						60	60

Total Comprehensive Income							56,209
Tax Benefit for Exercise of Stock Options			1,092				1,092
Stock Incentive Plan Performance Award Accrual			2,213				2,213
Vesting of Restricted Stock Granted to Employees			860				860
Premium on Purchase of Stock for Employee Purchase Plan			(269)				(269)
Cumulative Effect of Adoption of FIN No. 48					(118)		(118)
Cumulative Preferred Dividends					(736)		(736)
Common Dividends					(34,780)		(34,780)

Balance, December 31, 2007	29,849,789	$149,249	$108,885	$—	$263,332	$1,181 (a)	$522,647

(a) Accumulated Other Comprehensive Income (Loss) on December 31 is comprised of the following:

2006 (in thousands)	Before Tax	Tax Effect	Net-of-Tax

Unamortized Actuarial Losses and Transition Obligation Related to Pension and Postretirement Benefits	$(4,238)	$1,695	$(2,543)
Foreign Currency Exchange Translation	2,430	(972)	1,458
Unrealized Gain on Marketable Equity Securities	30	(12)	18

Net Accumulated Other Comprehensive Loss	$(1,778)	$711	$(1,067)

2007 (in thousands)	Before Tax	Tax Effect	Net-of-Tax

Unamortized Actuarial Losses and Transition Obligation Related to Pension and Postretirement Benefits	$(3,863)	$1,545	$(2,318)
Foreign Currency Exchange Translation	5,795	(2,318)	3,477
Unrealized Gain on Marketable Equity Securities	36	(14)	22

Net Accumulated Other Comprehensive Income	$1,968	$(787)	$1,181

See accompanying notes to consolidated financial statements.

Otter Tail Corporation
Consolidated Statements of Cash Flows—For the Years Ended December 31

(in thousands)	2007	2006	2005

Cash Flows from Operating Activities
Net Income	$53,961	$51,112	$62,551
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Net Gain on Sale of Discontinued Operations	—	(336)	(10,004)
(Income) Loss from Discontinued Operations	—	(26)	1,355
Depreciation and Amortization	52,830	49,983	46,458
Deferred Tax Credits	(1,169)	(1,146)	(1,150)
Deferred Income Taxes	4,366	(1,258)	(9,223)
Change in Deferred Debits and Other Assets	6,505	(38,499)	8,865
Discretionary Contribution to Pension Plan	(4,000)	(4,000)	(4,000)
Change in Noncurrent Liabilities and Deferred Credits	481	45,340	1,321
Allowance for Equity (Other) Funds Used During Construction	—	2,529	(723)
Change in Derivatives Net of Regulatory Deferral	(800)	3,083	(2,615)
Stock Compensation Expense	2,986	2,404	2,388
Other—Net	(1,837)	418	1,118
Cash (Used for) Provided by Current Assets and Current Liabilities:
Change in Receivables	(18,903)	(15,713)	(9,715)
Change in Inventories	8,407	(14,345)	(12,500)
Change in Other Current Assets	(14,616)	(17,409)	(13,908)
Change in Payables and Other Current Liabilities	(2,556)	23,022	32,682
Change in Interest and Income Taxes Payable	(843)	(5,952)	(2,552)

Net Cash Provided by Continuing Operations	84,812	79,207	90,348
Net Cash Provided by Discontinued Operations	—	1,039	5,452

Net Cash Provided by Operating Activities	84,812	80,246	95,800

Cash Flows from Investing Activities
Capital Expenditures	(161,985)	(69,448)	(59,969)
Proceeds from Disposal of Noncurrent Assets	12,486	5,233	4,193
Acquisitions—Net of Cash Acquired	(6,750)	—	(11,223)
(Increases) Decreases in Other Investments	(7,745)	(3,326)	4,171

Net Cash Used in Investing Activities — Continuing Operations	(163,994)	(67,541)	(62,828)
Net Proceeds from Sale of Discontinued Operations	—	1,960	34,185
Net Cash Provided by Investing Activities — Discontinued Operations	—	—	602

Net Cash Used in Investing Activities	(163,994)	(65,581)	(28,041)

Cash Flows from Financing Activities
Change in Checks Written in Excess of Cash	—	(11)	(3,329)
Net Short-Term Borrowings (Repayments)	56,100	22,900	(23,950)
Proceeds from Issuance of Common Stock, Net of Issuance Expenses	7,733	2,444	9,690
Payments for Retirement of Common Stock and Class B Stock of Subsidiary	(305)	(463)	(939)
Proceeds from Issuance of Long-Term Debt	205,129	149	368
Debt Issuance Expenses	(1,762)	(458)	(140)
Payments for Retirement of Long-Term Debt	(118,171)	(3,287)	(7,232)
Dividends Paid	(35,516)	(34,621)	(33,463)

Net Cash Provided by (Used in) Financing Activities — Continuing Operations	113,208	(13,347)	(58,995)
Net Cash Used in Financing Activities — Discontinued Operations	—	—	(2,996)

Net Cash Provided by (Used in) Financing Activities	113,208	(13,347)	(61,991)

Effect of Foreign Exchange Rate Fluctuations on Cash	(993)	43	(338)

Net Change in Cash and Cash Equivalents	33,033	1,361	5,430
Cash and Cash Equivalents at Beginning of Year — Continuing Operations	6,791	5,430	—

Cash and Cash Equivalents at End of Year — Continuing Operations	$39,824	$6,791	$5,430

See accompanying notes to consolidated financial statements.

Otter Tail Corporation
Consolidated Statements of Capitalization, December 31

(in thousands, except share data)	2007	2006

Long-Term Debt
Senior Unsecured Notes 6.63%, due December 1, 2011	$90,000	$90,000
Senior Debentures 6.375%, due December 1, 2007	—	50,000
Senior Unsecured Note 5.778%, due November 30, 2017	50,000	—
Insured Senior Notes 5.625%, due October 1, 2017 (retired October 15, 2007)	—	40,000
Senior Notes 6.80%, due October 1, 2032 (retired October 15, 2007)	—	25,000
Senior Unsecured Notes 6.47%, Series D, due August 20, 2037	50,000	—
Senior Unsecured Notes 6.37%, Series C, due August 20, 2027	42,000	—
Senior Unsecured Notes 5.95%, Series A, due August 20, 2017	33,000	—
Senior Unsecured Notes 6.15%, Series B, due August 20, 2022	30,000	—
Mercer County, North Dakota Pollution Control Refunding Revenue Bonds 4.85%, due September 1, 2022	20,705	20,735
Pollution Control Refunding Revenue Bonds, Variable, 3.97% at December 31, 2007, due December 1, 2012	10,400	10,400
Lombard US Equipment Finance Note 6.76%, due October 2, 2010	6,986	9,314
Grant County, South Dakota Pollution Control Refunding Revenue Bonds 4.65%, due September 1, 2017	5,185	5,185
Obligations of Varistar Corporation — Various up to 8.25% at December 31, 2007	7,891	8,424

Total	346,167	259,058

Less:
Current Maturities	3,004	3,125
Unamortized Debt Discount	469	497

Total Long-Term Debt	342,694	255,436

Class B Stock Options of Subsidiary	1,255	1,255

Cumulative Preferred Shares—Without Par Value (Stated and
Liquidating Value $100 a Share)—Authorized 1,500,000 Shares; nonvoting and redeemable at the option of the Company

Series Outstanding:	Call Price December 31, 2007
$3.60, 60,000 Shares	$102.25	6,000	6,000
$4.40, 25,000 Shares	$102.00	2,500	2,500
$4.65, 30,000 Shares	$101.50	3,000	3,000
$6.75, 40,000 Shares	$102.025	4,000	4,000

Total Preferred		15,500	15,500

Cumulative Preference Shares—Without Par Value, Authorized 1,000,000 Shares; Outstanding: None

Total Common Shareholders’ Equity	522,647	490,770

Total Capitalization	$882,096	$762,961

See accompanying notes to consolidated financial statements.

Otter Tail Corporation
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
1. Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements of Otter Tail Corporation and its wholly-owned subsidiaries (the Company) include the accounts of the following segments: Electric, Plastics, Manufacturing, Health Services, Food Ingredient Processing and Other Business Operations. See note 2 to the consolidated financial statements for further descriptions of the Company’s business segments. All significant intercompany balances and transactions have been eliminated in consolidation except profits on sales to the regulated electric utility company from nonregulated affiliates, which is in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. Such amounts are not material.
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
Plant, Retirements and Depreciation
Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads and allowance for funds used during construction. The amount of interest capitalized on electric utility plant was $2,276,000 in 2007, $202,000 in 2006 and $190,000 in 2005. The cost of depreciable units of property retired less salvage is charged to accumulated depreciation. Removal costs, when incurred, are charged against the accumulated reserve for estimated removal costs, a regulatory liability. Maintenance, repairs and replacement of minor items of property are charged to operating expenses. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 2.78% in 2007, 2.82% in 2006 and 2.74% in 2005. Gains or losses on group asset dispositions are taken to the accumulated provision for depreciation reserve and impact current and future depreciation rates.
Property and equipment of nonelectric operations are carried at historical cost or at the then-current replacement cost if acquired in a business combination accounted for under the purchase method of accounting, and are depreciated on a straight-line basis over the assets’ estimated useful lives (3 to 40 years). The cost of additions includes contracted work, direct labor and materials, allocable overheads and capitalized interest. The amount of interest capitalized on nonelectric plant was $390,000 in 2007, $31,000 in 2006 and none in 2005. Maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of operating income.
Jointly Owned Plants
The consolidated balance sheets include the Company’s ownership interests in the assets and liabilities of Big Stone Plant (53.9%) and Coyote Station (35.0%). The following amounts are included in the December 31, 2007 and 2006 consolidated balance sheets:

(in thousands)	Big Stone Plant	Coyote Station

December 31, 2007
Electric Plant in Service	$136,493	$147,724
Accumulated Depreciation	(72,342)	(83,417)

Net Plant	$64,151	$64,307

December 31, 2006
Electric Plant in Service	$124,965	$147,319
Accumulated Depreciation	(75,872)	(80,336)

Net Plant	$49,093	$66,983

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
Income Taxes
Comprehensive interperiod income tax allocation is used for substantially all book and tax temporary differences. Deferred income taxes arise for all temporary differences between the book and tax basis of assets and liabilities. Deferred taxes are recorded using the tax rates scheduled by tax law to be in effect in the periods when the temporary differences reverse. The Company amortizes tax credits over the estimated lives of related property. Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, was issued in June 2006. FIN No. 48 clarifies the accounting for uncertain tax positions in accordance with SFAS No. 109, Accounting for Income Taxes. The Company adopted FIN No. 48 on January 1, 2007 and has recognized, in its consolidated financial statements, the tax effects of all tax positions that are “more-likely-than-not” to be sustained on audit based solely on the technical merits of those positions as of December 31, 2007. The term “more-likely-than-not” means a likelihood of more than 50%.
Revenue Recognition
Due to the diverse business operations of the Company, revenue recognition depends on the product produced and sold or service performed. The Company recognizes revenue when the earnings process is complete, evidenced by an agreement with the customer, there has been delivery and acceptance, and the price is fixed or determinable. In cases where significant obligations remain after delivery, revenue recognition is deferred until such obligations are fulfilled. Provisions for sales returns and warranty costs are recorded at the time of the sale based on historical information and current trends. In the case of derivative instruments, such as the electric utility’s forward energy contracts, marked-to-market and realized gains and losses are recognized on a net basis in revenue in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. Gains and losses on forward energy contracts subject to regulatory treatment, if any, are deferred and recognized on a net basis in revenue in the period realized.
For the Company’s operating companies recognizing revenue on certain products when shipped, those operating companies have no further obligation to provide services related to such product. The shipping terms used in these instances are FOB shipping point.
Electric customers’ meters are read and bills are rendered monthly. Revenue is accrued for electricity consumed but not yet billed. Rate schedules applicable to substantially all customers include a fuel clause adjustment (FCA)—under which the rates are adjusted to reflect changes in average cost of fuels and purchased power—and a surcharge for recovery of conservation-related expenses. Revenue is accrued for fuel and purchased power costs incurred in excess of amounts recovered in base rates but not yet billed through the FCA.
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
Some of the operating businesses enter into fixed-price construction contracts. Revenues under these contracts are recognized on a percentage-of-completion basis. The Company’s consolidated revenues recorded under the percentage-of-completion method were 30.1% in 2007, 25.1% in 2006 and 17.9% in 2005. The method used to determine the progress of completion is based on the ratio of labor costs incurred to total estimated labor costs at the Company’s wind tower manufacturer, square footage completed to total bid square footage for certain floating dock projects and costs incurred to total estimated costs on all other construction projects. If a loss is indicated at a point in time during a contract, a projected loss for the entire contract is estimated and recognized. The following table summarizes costs incurred and billings and estimated earnings recognized on uncompleted contracts:

	December 31,	December 31,
(in thousands)	2007	2006

Costs Incurred on Uncompleted Contracts	$286,358	$257,370
Less Billings to Date	(292,692)	(284,273)
Plus Estimated Earnings Recognized	38,275	35,955

	$31,941	$9,052

The following costs and estimated earnings in excess of billings are included in the Company’s consolidated balance sheet. Billings in excess of costs and estimated earnings on uncompleted contracts are included in Accounts Payable.

	December 31,	December 31,
(in thousands)	2007	2006

Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts	$42,234	$38,384
Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts	(10,293)	(29,332)

	$31,941	$9,052

Costs and Estimated Earnings in Excess of Billings at DMI Industries, Inc. (DMI) were $36,161,000 as of December 31, 2007. This amount is related to costs incurred on wind towers in the process of completion on major contracts under which the customer is not billed until towers are completed and ready for shipment.
Foreign Currency Translation
The functional currency for the operations of the Canadian subsidiary of Idaho Pacific Holdings, Inc. (IPH) is the Canadian dollar. This subsidiary realizes foreign currency transaction gains or losses on settlement of receivables related to its sales, which are mostly in U.S. dollars, and on exchanging U.S. currency for Canadian currency for its Canadian operations. This subsidiary recorded foreign currency transaction losses of $656,000 ($393,000 net-of-tax) in U.S. dollars in 2007 as a result of the increase in the value of the Canadian dollar relative to the U.S. dollar in 2007. Transaction gains and losses in 2006 and 2005 were not significant due to the relative stability of the currencies in those years. The translation of Canadian currency into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet dates, except for the common equity accounts which are at historical rates, and for revenue and expense accounts using a weighted average exchange during the year. Gains or losses resulting from the translation are included in Accumulated Other Comprehensive Income (Loss) in the equity section of the Company’s consolidated balance sheet.
The functional currency for the Canadian subsidiary of DMI, formed in November 2005, is the U.S. dollar. There are no foreign currency translation gains or losses related to this entity. However, this subsidiary may realize foreign currency transaction gains or losses on settlement of liabilities related to goods or services purchased in Canadian dollars. Foreign currency transaction losses related to balance sheet adjustments of Canadian dollar liabilities to U.S. dollar equivalents and realized losses on settlement of those liabilities were $102,000 ($61,000 net-of-tax) in U.S. dollars in 2007 as a result of the increase in the value of the Canadian dollar relative to the U.S. dollar in 2007.
Shipping and Handling Costs
The Company includes revenues received for shipping and handling in operating revenues. Expenses paid for shipping and handling are recorded as part of cost of goods sold.
Use of Estimates
The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as depreciable lives, asset impairment evaluations, tax provisions, collectability of trade accounts receivable, self-insurance programs, unbilled electric revenues, valuations of forward energy contracts, residual load adjustments related to purchase and sales transactions processed through the Midwest Independent

Transmission System Operator (MISO) that are pending settlement, service contract maintenance costs, percentage-of-completion and actuarially determined benefits costs and liabilities. As better information becomes available (or actual amounts are known), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.
Cash Equivalents
The Company considers all highly liquid debt instruments purchased with maturity of 90 days or less to be cash equivalents.
Supplemental Disclosures of Cash Flow Information

(in thousands)	2007	2006	2005

Increases (Decreases) in Accounts Payable and Other Liabilities Related to Capital Expenditures	$23,514	$1,401	$—
Cash Paid During the Year from Continuing Operations for:
Interest (net of amount capitalized)	$18,155	$18,456	$17,637
Income Taxes	$25,906	$35,061	$39,548
Cash Paid During the Year from Discontinued Operations for:
Interest	$—	$91	$119
Income Taxes	$—	$423	$323
Investments
The following table provides a breakdown of the Company’s investments at December 31, 2007 and 2006:

	December 31,	December 31,
(in thousands)	2007	2006

Cost Method:
Economic Development Loan Pools	$655	$569
Other	1,303	1,518
Equity Method:
Affordable Housing Partnerships	1,851	2,228
Marketable Securities Classified as Available-for-Sale	6,248	4,640

Total Investments	$10,057	$8,955

The Company has investments in eleven limited partnerships that invest in tax-credit-qualifying affordable-housing projects that provided tax credits of $285,000 in 2007, $839,000 in 2006 and $1,324,000 in 2005. The Company owns a majority interest in eight of the eleven limited partnerships with a total investment of $1,837,000. FIN No. 46, Consolidation of Variable Interest Entities, requires full consolidation of the majority-owned partnerships. However, the Company includes these entities on its consolidated financial statements on an equity method basis due to immateriality. Consolidating these entities would have represented less than 0.5% of total assets, 0.1% of total revenues and (0.3%) of operating income for the Company as of, and for the year ended, December 31, 2007 and would have no impact on the Company’s 2007 consolidated net income as the amount is the same under both the equity and full consolidation methods.
The Company’s marketable securities classified as available-for-sale are held for insurance purposes and are reflected at their market values on December 31, 2007. See further discussion under note 13.
Inventories
The Electric segment inventories are reported at average cost. All other segments’ inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist of the following:

	December 31,	December 31,
(in thousands)	2007	2006

Finished Goods	$38,952	$46,477
Work in Process	5,218	5,663
Raw Material, Fuel and Supplies	53,044	50,862

Total Inventories	$97,214	$103,002

Goodwill and Intangible Assets
The Company accounts for goodwill and other intangible assets in accordance with the requirements of SFAS No. 142, Goodwill and Other Intangible Assets, requiring goodwill and indefinite-lived intangible assets to be measured for impairment at least annually and more often when events indicate the assets may be impaired. Intangible assets with finite lives are amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Changes in the carrying amount of Goodwill by segment are as follows:

	Balance	Adjustment	Goodwill	Balance
	December 31,	to Goodwill	Acquired in	December 31,
(in thousands)	2006	Acquired in 2004	2007	2007

Plastics	$19,302	$—	$—	$19,302
Manufacturing	15,698	—	1,048	16,746
Health Services	24,328	—	—	24,328
Food Ingredient Processing	24,240	84	—	24,324
Other Business Operations	14,542	—	—	14,542

Total	$98,110	$84	$1,048	$99,242

The following table summarizes components of the Company’s intangible assets as of December 31:

	Gross Carrying	Accumulated	Net Carrying
2007 (in thousands)	Amount	Amortization	Amount

Amortized Intangible Assets:
Covenants Not to Compete	$2,637	$2,113	$524
Customer Relationships	10,879	1,469	9,410
Other Intangible Assets Including Contracts	2,785	1,775	1,010

Total	$16,301	$5,357	$10,944

Nonamortized Intangible Assets:
Brand/Trade Name	$9,512	$—	$9,512

2006 (in thousands)

Amortized Intangible Assets:
Covenants Not to Compete	$2,198	$1,813	$385
Customer Relationships	10,574	1,016	9,558
Other Intangible Assets Including Contracts	2,083	1,291	792

Total	$14,855	$4,120	$10,735

Nonamortized Intangible Assets:
Brand/Trade Name	$9,345	$—	$9,345

Intangible assets with finite lives are being amortized on a straight-line basis over lives that vary from one to 25 years. The amortization expense for these intangible assets was $1,227,000 for 2007, $1,079,000 for 2006 and $1,077,000 for 2005. The estimated annual amortization expense for these intangible assets for the next five years is: $877,000 for 2008, $795,000 for 2009, $623,000 for 2010, $516,000 for 2011 and $507,000 for 2012.
New Accounting Standards
SFAS No. 123(R) (revised 2004), Share-Based Payment, issued in December 2004, is a revision of SFAS No. 123, Accounting for Stock-based Compensation, and supersedes Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees. Beginning in January 2006, the Company adopted SFAS No. 123(R) on a modified prospective basis. The Company is required to record stock-based compensation as an expense on its income statement over the period earned based on the fair value of the stock or options awarded on their grant date. The application of SFAS No. 123(R) reporting requirements resulted in recording incremental after-tax compensation expense in 2006 as follows:
•	$163,000, net-of-tax, in 2006 for non-vested stock options that were outstanding on December 31, 2005.

•	$235,000 in 2006 for the 15% discount offered under the Company’s Employee Stock Purchase Plan.
For years prior to 2006, the Company reported its stock-based compensation under the requirements of APB No. 25 and furnished related pro forma footnote information required under SFAS No. 123. See note 7 for additional discussion.
In November 2005, the FASB issued FASB Staff Position (FSP) No. FAS 123(R)-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards. The Company elected to adopt the alternative transition method provided in FSP No. FAS 123(R)-3 for calculating the tax effects of stock-based compensation. The alternative transition method includes simplified methods to determine the beginning balance of the Additional Paid-In Capital (APIC) pool related to the tax effects of stock-based compensation, and to determine the subsequent impact on the APIC pool and the statement of cash flows of the tax effects of stock-based awards that were fully vested and outstanding upon the adoption of SFAS No. 123(R).

FIN No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, was issued by the FASB in June 2006. FIN No. 48 clarifies the accounting for uncertain tax positions in accordance with SFAS No. 109, Accounting for Income Taxes. The Company adopted FIN No. 48 on January 1, 2007 and has recognized, in its consolidated financial statements, the tax effects of all tax positions that are “more-likely-than-not” to be sustained on audit based solely on the technical merits of those positions as of December 31, 2007. The term “more-likely-than-not” means a likelihood of more than 50%. FIN No. 48 also provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods and transition. Only tax positions that meet the “more-likely-than-not” threshold on the reporting date may be recognized. See note 15 for additional discussion.
SFAS No. 157, Fair Value Measurements, was issued by the FASB in September 2006. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements where fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. Other than additional footnote disclosures related to the use of fair value measurements in the areas of derivatives, goodwill and asset impairment evaluations and financial instruments, the Company does not expect the adoption of SFAS No. 157 to have a significant impact on its consolidated balance sheet, income statement or statement of cash flows.
SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, was issued by the FASB in September 2006 and became effective for the Company in 2006. SFAS No. 158 requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and to recognize, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits and transition assets or obligations that have not been recognized as components of net periodic benefit cost. SFAS No. 158 also requires additional disclosures in the notes to financial statements. SFAS No. 158 did not change the amount of net periodic benefit expense recognized in an entity’s income statement. The Company determined the balance of unrecognized net actuarial losses, prior service costs and the SFAS No. 106 transition obligation related to regulated utility activities would be subject to recovery through rates as those balances are amortized to expense and the related benefits are earned. Therefore, the Company charged those unrecognized amounts to regulatory asset accounts under SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, rather than to Accumulated Other Comprehensive Loss in equity as prescribed by SFAS No. 158. Application of this standard had the following effects on the Company’s December 31, 2006 consolidated balance sheet:

(in thousands)	2006

Decrease in Executive Survivor and Supplemental Retirement Plan Intangible Asset	$(767)
Increase in Regulatory Assets (for the unrecognized portions of net actuarial losses, prior service costs and transition obligations that are subject to recovery through electric rates)	36,736
Increase in Pension Benefit and Other Postretirement Liability	(34,714)
Increase in Deferred Tax Liability	(502)
Decrease in Accumulated Other Comprehensive Loss (for the unrecognized portions of net actuarial losses, prior service costs and transition obligations that are not subject to recovery through electric rates) (increase to equity)	(753)
The adoption of this standard did not affect compliance with debt covenants maintained in the Company’s financing agreements.
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115, was issued by the FASB in February 2007. SFAS No. 159 provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 will report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. This statement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. As of December 31, 2007 the Company had not opted, nor does it currently plan to opt, to apply fair value accounting to any financial instruments or other items that it is not currently required to account for at fair value.
SFAS No. 141 (revised 2007), Businesses Combinations (SFAS No. 141(R)), was issued by the FASB in December 2007. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations, and will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008—January 1, 2009 for the Company. SFAS No. 141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree). In addition to replacing the term “purchase method of accounting” with “acquisition method of accounting,” SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This guidance will replace SFAS No. 141’s cost-allocation process, which requires the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS No. 141’s guidance results in not recognizing some assets and liabilities at the acquisition date, and it also results in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. For example, SFAS No. 141 requires the acquirer to include the costs incurred to effect an acquisition (acquisition-related costs) in the cost of the acquisition that is allocated to the assets acquired and the liabilities assumed. SFAS No. 141(R) requires those costs to be expensed as incurred. In addition, under SFAS No. 141, restructuring costs that the acquirer expects but is not obligated to incur are recognized as if they were a liability assumed at the acquisition date. SFAS No. 141(R) requires the acquirer to recognize those costs separately from the business combination.
2. Business Combinations, Dispositions and Segment Information
On February 19, 2007 the Company’s wholly-owned subsidiary, ShoreMaster, Inc. (ShoreMaster), acquired the assets of the Aviva Sports product line for $2.0 million in cash. The Aviva Sports product line operates under Aviva Sports, Inc. (Aviva), a newly-formed wholly-owned subsidiary of ShoreMaster. The Aviva Sports product line is sold internationally and consists of products for consumer use in the pool, lake and yard, as well as commercial use at summer camps, resorts and large public swimming pools. The acquisition of the Aviva Sports product line fits well with the other product lines of ShoreMaster, a leading manufacturer and supplier of waterfront equipment.
On May 15, 2007 the Company’s wholly-owned subsidiary, BTD Manufacturing, Inc. (BTD), acquired the assets of Pro Engineering, LLC (Pro Engineering) for $4.8 million in cash. Pro Engineering specializes in providing metal parts stampings to customers in the Midwest. The acquisition of Pro Engineering by BTD provides expanded growth opportunities for both companies.
Below, are condensed balance sheets, at the dates of the respective business combinations, disclosing the preliminary allocation of the purchase price assigned to each major asset and liability category of Aviva and Pro Engineering:

		Pro
(in thousands)	Aviva	Engineering

Assets
Current Assets	$2,083	$1,956
Goodwill	—	1,048
Other Intangible Assets	870	396
Plant	—	1,600

Total Assets	$2,953	$5,000

Liabilities
Current Liabilities	$988	$215
Noncurrent Liabilities	—	—

Total Liabilities	$988	$215

Cash Paid	$1,965	$4,785

Other Intangible Assets related to the Aviva acquisition include $83,000 for a nonamortizable brand name and $787,000 in intangible assets being amortized over various periods up to 15 years. Other Intangible Assets related to the Pro Engineering acquisition include $51,000 for a nonamortizable brand name and $345,000 in intangible assets being amortized over various periods up to 20 years.
The Company acquired no new businesses in 2006.
The Company paid cash of $10.5 million, net of cash acquired, for three businesses purchased in 2005.
All of the acquisitions described above were accounted for using the purchase method of accounting. Disclosure of pro forma information related to the results of operations of the entities acquired in 2007 for the periods presented in this report is not required due to immateriality.
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
Electric includes the production, transmission, distribution and sale of electric energy in Minnesota, North Dakota and South Dakota under the name Otter Tail Power Company (the electric utility). In addition, the electric utility is an active wholesale participant in the MISO markets. The electric utility operations have been the Company’s primary business since incorporation. The Company’s electric operations, including wholesale power sales, are operated as a division of Otter Tail Corporation.
All of the businesses in the following segments are owned by a wholly-owned subsidiary of the Company.
Plastics consists of businesses producing polyvinyl chloride and polyethylene pipe in the Upper Midwest and Southwest regions of the United States.
Manufacturing consists of businesses in the following manufacturing activities: production of waterfront equipment, wind towers, material and handling trays and horticultural containers, contract machining, and metal parts stamping and fabrication. These businesses have manufacturing facilities in Minnesota, North Dakota, South Carolina, Missouri, California, Florida, Oklahoma and Ontario, Canada and sell products primarily in the United States.
Health Services consists of businesses involved in the sale of diagnostic medical equipment, patient monitoring equipment and related supplies and accessories. These businesses also provide equipment maintenance, diagnostic imaging services and rental of diagnostic medical imaging equipment to various medical institutions located throughout the United States.
Food Ingredient Processing consists of IPH, which owns and operates potato dehydration plants in Ririe, Idaho; Center, Colorado; and Souris, Prince Edward Island, Canada. IPH produces dehydrated potato products that are sold in the United States, Canada and other countries.
Other Business Operations consists of businesses in residential, commercial and industrial electric contracting industries, fiber optic and electric distribution systems, wastewater and HVAC systems construction, transportation and energy services. These businesses operate primarily in the Central United States, except for the transportation company which operates in 48 states and 6 Canadian provinces.
Corporate includes items such as corporate staff and overhead costs, the results of the company’s captive insurance company and other items excluded from the measurement of operating segment performance. Corporate assets consist primarily of cash, prepaid expenses, investments and fixed assets. Corporate is not an operating segment. Rather it is added to operating segment totals to reconcile to totals on the Company’s consolidated financial statements.
No single external customer accounts for 10% or more of the Company’s revenues. Substantially all of the Company’s long-lived assets are within the United States except for a food ingredient processing dehydration plant in Souris, Prince Edward Island, Canada and a wind tower manufacturing plant in Ft. Erie, Ontario, Canada.
Percent of Sales Revenue by Country for the Year Ended December 31:

	2007	2006	2005

United States of America	96.9%	97.2%	97.8%
Canada	1.3%	1.3%	1.1%
All Other Countries	1.8%	1.5%	1.1%
The Company evaluates the performance of its business segments and allocates resources to them based on earnings contribution and return on total invested capital. Information on continuing operations for the business segments for 2007, 2006 and 2005 is presented in the following table.

(in thousands)	2007	2006	2005

Operating Revenue
Electric	$323,478	$306,014	$312,985
Plastics	149,012	163,135	158,548
Manufacturing	381,599	311,811	244,311
Health Services	130,670	135,051	123,991
Food Ingredient Processing	70,440	45,084	38,501
Other Business Operations	185,730	145,603	105,821
Corporate Revenue and Intersegment Eliminations	(2,042)	(1,744)	(2,288)

Total	$1,238,887	$1,104,954	$981,869

Depreciation and Amortization
Electric	$26,097	$25,756	$24,397
Plastics	3,083	2,815	2,511
Manufacturing	13,124	11,076	9,447
Health Services	3,937	3,660	4,038
Food Ingredient Processing	3,952	3,759	3,399
Other Business Operations	2,058	2,330	2,225
Corporate	579	587	441

Total	$52,830	$49,983	$46,458

Interest Charges
Electric	$9,405	$10,315	$10,271
Plastics	970	814	1,080
Manufacturing	8,546	6,550	4,516
Health Services	883	910	822
Food Ingredient Processing	177	481	165
Other Business Operations	1,234	988	686
Corporate and Intersegment Eliminations	(358)	(557)	919

Total	$20,857	$19,501	$18,459

Income Before Income Taxes
Electric	$37,422	$38,802	$55,984
Plastics	13,452	22,959	22,803
Manufacturing	24,503	21,148	12,242
Health Services	2,626	3,909	6,875
Food Ingredient Processing	5,912	(6,325)	1,482
Other Business Operations	6,762	8,666	(827)
Corporate	(8,748)	(11,303)	(16,650)

Total	$81,929	$77,856	$81,909

Earnings Available for Common Shares
Electric	$23,762	$23,445	$36,566
Plastics	8,314	14,326	13,936
Manufacturing	15,632	13,171	7,589
Health Services	1,427	2,230	4,007
Food Ingredient Processing	4,386	(4,115)	329
Other Business Operations	4,049	5,257	(488)
Corporate	(4,345)	(4,300)	(8,772)

Total	$53,225	$50,014	$53,167

Capital Expenditures
Electric	$104,288	$35,207	$30,479
Plastics	3,305	5,504	3,636
Manufacturing	42,786	20,048	16,112
Health Services	5,276	4,720	3,095
Food Ingredient Processing	47	1,762	2,952
Other Business Operations	5,589	1,779	3,086
Corporate	694	428	609

Total	$161,985	$69,448	$59,969

Identifiable Assets
Electric	$813,565	$689,653	$654,175
Plastics	77,971	80,666	76,573
Manufacturing	274,780	219,336	177,969
Health Services	64,824	66,126	67,066
Food Ingredient Processing	91,966	94,462	96,023
Other Business Operations	72,258	67,110	55,341
Corporate	59,390	41,008	40,648
Discontinued Operations	—	289	13,701

Total	$1,454,754	$1,258,650	$1,181,496

3. Rate and Regulatory Matters
Minnesota
General Rate Case—The electric utility filed a general rate case in Minnesota on October 1, 2007 requesting an interim rate increase of 5.4% effective November 30, 2007 and a final total rate increase of approximately 11%. However, the electric utility is proposing to share asset-based wholesale margins through the FCA, so the final overall customer impact would be an increase of approximately 6.7%. The electric utility’s interim rate request was approved and will remain in effect for all Minnesota customers until the Minnesota Public Utilities Commission (MPUC) makes a final determination on the final request, which is expected by August 1, 2008. If the MPUC approves final rates that are lower than interim rates, the electric utility will refund Minnesota customers the difference with interest.
Capacity Expansion 2020 (CapX 2020) Mega Certificate of Need—On August 16, 2007 the eleven CapX 2020 utilities asked the MPUC to determine the need for three 345-kilovolt transmission lines. These lines would help ensure continued reliable electricity service in Minnesota and the surrounding region by upgrading and expanding the high-voltage transmission network and providing capacity for more wind energy resources to be developed in southern and western Minnesota, eastern North Dakota and South Dakota. The proposed lines would span more than 600 miles and represent one of the largest single transmission initiatives in the region in several years. The MPUC is expected to decide if the lines are needed by early 2009. The MPUC would determine routes for the new lines in separate proceedings. Portions of the lines would also require approvals by federal officials and by regulators in North Dakota, South Dakota and Wisconsin. After regulatory need is established and routing decisions are complete (expected in 2009 or 2010), construction will begin. The lines would be expected to be completed three or four years later. Great River Energy and Xcel Energy are leading the project, and Otter Tail Power Company and eight other utilities are involved in permitting, building and financing. The electric utility’s 2008 — 2012 capital budgets include $67 million for CapX 2020 expenditures.
Renewable Energy Standards, Conservation and Renewable Resource Riders—In February 2007, the Minnesota legislature passed a renewable energy standard requiring the electric utility to generate or procure sufficient renewable generation such that the following percentages of total retail electric sales to Minnesota customers come from qualifying renewable sources: 12% by 2012; 17% by 2016; 20% by 2020 and 25% by 2025. Under certain circumstances and after consideration of costs and reliability issues, the MPUC may modify or delay implementation of the standards.
Under the Next Generation Energy Act passed by the Minnesota legislature in May 2007, an automatic adjustment mechanism was established to allow Minnesota electric utilities to recover charges incurred to satisfy the requirements of the renewable energy standards. The MPUC is now authorized to approve a rate schedule rider to recover the costs of qualifying renewable energy projects to supply renewable energy to Minnesota customers. Cost recovery for qualifying renewable energy projects can now be authorized outside of a rate case proceeding, provided that such renewable projects have received previous MPUC approval in an integrated resource plan or certificate of need proceeding before the MPUC. Renewable resource costs eligible for recovery may include return or investment, depreciation, operation and maintenance costs, taxes, renewable energy delivery costs and other related expenses. The electric utility has requested approval of a renewable resource rider that would allow recovery of eligible and prudently incurred costs for its qualifying renewable energy project investments. The proposed rider would cover the Minnesota jurisdictional portion of such eligible costs. The electric utility expects to receive MPUC approval of its proposed rider in 2008.
In addition, the Minnesota Public Utilities Act provides a similar mechanism for automatic adjustment outside of a general rate proceeding to recover the costs of new electric transmission facilities. The MPUC may approve a tariff to recover the Minnesota jurisdictional costs of new transmission facilities that have been previously approved by the MPUC in a certificate of need proceeding or certified by the MPUC as a Minnesota priority transmission project. Such transmission cost recovery riders would allow a return on investments at the level approved in the utility’s last general rate case. The electric utility is also preparing to file a proposed rider to recover its share of costs of transmission infrastructure upgrades projects. The electric utility currently expects to file its transmission cost recovery tariff and receive MPUC approval during 2008.
Recovery of MISO Costs—In December 2005, the MPUC issued an order denying the electric utility’s request to allow recovery of certain MISO-related costs through the FCA in Minnesota retail rates and requiring a refund of amounts previously collected pursuant to an interim order issued in April 2005. The electric utility recorded a $1.9 million reduction in revenue and a refund payable in December 2005 to reflect the refund obligation. On February 9, 2006 the MPUC decided to reconsider its December 2005 order. The MPUC’s final order was issued on February 24, 2006 requiring jurisdictional investor-owned utilities in the state to participate with the Minnesota Department of Commerce (MNDOC) and other parties in a proceeding that would evaluate suitability of recovery of certain MISO Day 2 energy market costs through the FCA. The February 24, 2006 order eliminated the refund provision from the December 2005 order and allowed that any MISO-related costs not recovered through the FCA may be deferred for a period of 36 months, with possible recovery through base rates in the utility’s next general rate case. As a result, the electric utility recognized $1.9 million in revenue and reversed the refund payable in February 2006. The Minnesota utilities and other parties submitted a final report to the MPUC in July 2006.

In an order issued on December 20, 2006 the MPUC stated that except for schedule 16 and 17 administrative costs, discussed below, each petitioning utility may recover the charges imposed by the MISO for MISO Day 2 operations (offset by revenues from Day 2 operations via net accounting) through the calculation of the utility’s FCA from the period April 1, 2005 through a period of at least three years after the date of the order. The MPUC also ordered the utilities to refund schedule 16 and 17 costs collected through the FCA since the inception of MISO Day 2 Markets in April 2005 and stated that each petitioning utility may use deferred accounting for MISO schedule 16 and 17 costs incurred since April 1, 2005. That deferred accounting may continue for ongoing schedule 16 and 17 costs, without the accumulation of interest, until the earlier of March 1, 2009 or the utility’s next electric rate case. According to the order, a utility may, in its next rate case, seek to recover schedule 16 and 17 costs at an appropriate level of base rate recovery, provided it shows those costs were prudently incurred, reasonable, resulted in benefits justifying recovery and not already recovered through other rates. Also, a utility may seek to recover schedule 16 and 17 costs and associated amortizations through interim rates pending the resolution of a general rate case, subject to final MPUC approval. Pursuant to this December 20, 2006 order, the electric utility was ordered to refund $446,000 in MISO schedule 16 and 17 costs to Minnesota retail customers through the FCA over a twelve-month period beginning in January 2007. As of December 31, 2007 the electric utility had refunded $407,000 of the $446,000 and deferred $855,000 in MISO schedule 16 and 17 costs. The electric utility has also requested recovery of the deferred costs and recovery of the ongoing costs in its pending general rate case. The Residential and Small Business Utilities Division of the Office of the Attorney General (RUD-OAG) has appealed the December 20, 2006 order to the Minnesota Court of Appeals.
Minnesota Annual Automatic Adjustment Report on Energy Costs (AAA Report)—The MNDOC and the electric utility identified two operational situations which are not covered in the approved method for allocating MISO costs contained in the final December 20, 2006 MPUC order discussed above. One relates to plants not expected to be available for retail but that produce energy in certain hours, resulting in wholesale sales. The other situation is the sale of Financial Transmission Rights (FTRs) not needed for retail load. For the period July 1, 2005 through June 30, 2007 the electric utility determined its Minnesota customers’ portion of costs associated with these situations to be $765,000. The data was provided to the MNDOC during the course of the MNDOC’s review of the AAA Report. The electric utility offered to refund $765,000 to its Minnesota customers to settle this and other issues raised by the MNDOC in the AAA Report docket before the MPUC and the MNDOC accepted the offer in October 2007 and recommended that the MPUC include the refund in its final order. The electric utility also agreed to modifications to the MISO Day 2 cost allocations that were resolved in the MPUC’s December 20, 2006 order. The electric utility agreed to make some of those modifications retroactive back to January 1, 2007. The MPUC accepted the electric utility’s refund offer and modifications and closed this docket on February 6, 2008. In December 2007, the electric utility recorded a liability and a reduction to revenue of $805,000 for the amount of the refund offer and similar revenues collected subsequent to June 30, 2007.
Claims of Improper Regulatory Filings—In September 2004, the Company provided a letter to the MPUC summarizing issues and conclusions of an internal investigation completed by the Company related to claims of allegedly improper regulatory filings brought to the attention of the Company by certain individuals. On November 30, 2004 the electric utility filed a report with the MPUC responding to these claims. In 2005, the Energy Division of the MNDOC, the RUD-OAG and the claimants filed comments in response to the report, to which the electric utility filed reply comments. A hearing before the MPUC was held on February 28, 2006. As a result of the hearing, the electric utility agreed that within 90 days it would file a revised Regulatory Compliance Plan, an updated Corporate Cost Allocation Manual and documentation of the definitions of its chart of accounts. The electric utility filed these documents with the MPUC in the second quarter of 2006. The electric utility received comments on its filings from the MNDOC and the claimants and filed reply comments in August 2006.
The MNDOC recommended accepting the revised Regulatory Compliance Plan and the chart of accounts definition. The electric utility filed supplemental comments related to its Corporate Allocation Manual in November 2006. The electric utility also agreed to file a general rate case in Minnesota on or before October 1, 2007. At a MPUC hearing on January 25, 2007 all remaining open issues were resolved. The MPUC accepted the electric utility’s compliance filing with minor changes, agreed to allow the electric utility to calculate corporate cost allocations as proposed, determined not to conduct any further review at this time and required the electric utility to include all of the Company’s short-term debt in its calculations of allowance for funds used during construction. The electric utility agreed to provide the MPUC the results of the current FERC operational audit when available, compare the corporate allocation method to a commonly accepted methodology in the next rate case, and provide the results of the Company’s investigation relating to a 2007 hotline complaint. The Company recorded a noncash charge to Other Income and Deductions of $3.3 million in 2006 related to the disallowance of a portion of capitalized costs of funds used during construction from the electric utility’s rate base. On December 12, 2007 the MPUC issued its order closing the investigation subject to the Company’s continuing responsibility to file the report on its FERC operational audit as soon as it becomes available and subject to any further development of the record required in the electric utility’s pending general rate case.

North Dakota
In February 2005, the electric utility filed a petition with the North Dakota Public Service Commission (NDPSC) to seek recovery of certain MISO-related costs through the FCA. The NDPSC granted interim recovery through the FCA in April 2005, but similar to the decision of the MPUC, conditioned the relief as being subject to refund until the merits of the case are determined. In August 2007, the NDPSC approved a settlement agreement between the electric utility and an intervener representing several large industrial customers in North Dakota. When the MISO Day 2 energy market began in April 2005, the characterization of some of the electric utility’s energy costs changed, though the essential nature of those costs did not. Fuel and purchased energy costs incurred to serve retail customers are recoverable through the FCA in North Dakota. Under the approved settlement agreement, the electric utility will refund to North Dakota customers the schedule 16 and 17 costs collected through the FCA since April 2005. The electric utility can defer recognition of these costs and request recovery of them in its next general rate case. Purchase Power — Electric System Use expense was reduced and an offsetting regulatory asset was established for the amount of the refund. The refund amount of $493,000 was credited to North Dakota customers through the FCA beginning in October 2007. Also as part of the settlement, the electric utility agreed to file a general rate case in North Dakota between November 1 and December 31, 2008. As of December 31, 2007 the electric utility had deferred $576,000 in MISO schedule 16 and 17 costs in North Dakota pending the allowed recovery of those costs in its next rate case.
Federal
Revenue Sufficiency Guarantee (RSG) Charges—On April 25, 2006 the FERC issued an order requiring MISO to refund to customers, with interest, amounts related to real-time RSG charges that were not allocated to day-ahead virtual supply offers in accordance with MISO’s Transmission and Energy Markets Tariff (TEMT) going back to the commencement of MISO Day 2 markets in April 2005. On May 17, 2006 the FERC issued a Notice of Extension of Time, permitting MISO to delay compliance with the directives contained in its April 2006 order, including the requirement to refund to customers the amounts due, with interest, from April 1, 2005 and the requirement to submit a compliance filing. The Notice stated that the order on rehearing would provide the appropriate guidance regarding the timing of compliance filing. On October 26, 2006 the FERC issued an order on rehearing of the April 25, 2006 order, stating it would not require refunds related to real-time RSG charges that had not been allocated to day-ahead virtual supply offers in accordance with MISO’s TEMT going back to the commencement of the MISO Day 2 market in April 2005. However, the FERC ordered prospective allocation of RSG charges to virtual transactions consistent with the TEMT to prevent future inequity and directed MISO to propose a charge that assesses RSG costs to virtual supply offers based on the RSG costs that virtual supply offers cause within 60 days of the October 26, 2006 order. On December 27, 2006 the FERC issued an order granting rehearing of the October 26, 2006 order.
On March 15, 2007 the FERC issued an order denying requests for rehearing of the RSG rehearing order dated October 27, 2006. In the March 15, 2007 order on rehearing, the FERC stated that its findings in the April 25, 2006 RSG order that virtual offers should share in the allocation of RSG costs, per the terms of the currently effective tariff, served as notice to market participants that virtual offers, for those market participants withdrawing energy, were liable for RSG charges. FERC clarified that the RSG rehearing order’s waiver of refunds applies to the period before that order, from market start-up in April 2005 until April 24, 2006. After that date, virtual supply offers are liable for RSG costs and therefore, to the extent virtual supply offers were not assessed RSG costs, refunds are due for the period starting April 25, 2006.
On November 5, 2007 the FERC issued two orders related to the RSG proceeding. In the first order, the FERC accepted the MISO’s April 17, 2007 RSG compliance filing to comply with the FERC’s March 15, 2007 RSG order. The compliance reinserted language requiring the actual withdrawal of energy by market participants, restored the MISO’s original TEMT language allocating RSG costs to virtual transactions, revised the effective date for allocation to imports, provided an explanation of its efforts to reflect partial-hour revenue determinations in its software development, and revised several definitions. The second related RSG order issued by FERC on November 5, 2007 was its order on rehearing on its April 25, 2006 order in which it rejected the MISO’s proposal to remove references to virtual supply from the TEMT provisions related to calculating RSG charges (FERC Docket Nos. ER04-691-084 and ER04-691-086). In this order, the FERC denied the requests for rehearing of the RSG second rehearing order (the electric utility was one of the parties that sought rehearing) and FERC denied all requests for rehearing of the RSG compliance order.
In the RSG compliance order, the FERC rejected the MISO’s proposal to allocate costs based on net virtual offers, i.e., virtual offers minus virtual bids, and clarified that the currently effective tariff, which allocates RSG costs to virtual supply offers, remains in effect. In the RSG second rehearing order, the FERC clarified that for those market participants withdrawing energy, to the extent virtual supply offers were not assessed RSG costs, refunds were due for the period starting April 25, 2006.
The electric utility recorded a $1.7 million ($1.0 million net-of-tax) charge to earnings in the first quarter of 2007 based on an internal estimate of the net impact of MISO reallocating RSG charges in response to the FERC order on rehearing. In May 2007, MISO informed affected market participants of the impact of reallocating charges based on its interpretation of the FERC order on rehearing. Based on MISO’s interpretation of the order on rehearing, the electric utility estimated the reallocation of charges would not have a significant impact on earnings previously recognized by the electric utility. Accordingly, the electric utility revised its first quarter estimated charge of $1.7 million ($1.0 million net-of-tax) to zero in the second quarter of 2007. The electric utility is awaiting FERC’s response to MISO’s December 5, 2007 RSG compliance filing and cannot determine what financial impact, if any, the filing will have on the Company’s consolidated results of operations. However, MISO has stated there will be no additional resettlements related to this matter.
Transmission Practices Audit—The Division of Operation Audits of the FERC Office of Market Oversight and Investigations (OMOI) commenced an audit of the electric utility’s transmission practices in 2005. The purpose of the audit is to determine whether and how the electric utility’s transmission practices are in compliance with the FERC’s applicable rules and regulations and tariff requirements and whether and how the implementation of the electric utility’s waivers from the requirements of Order No. 889 and Order No. 2004 restricts access to transmission information that would benefit the electric utility’s off-system sales. The Division of Operation Audits of the OMOI has not issued an audit report. The Company cannot predict if the results of the audit will have any impact on the Company’s consolidated financial statements.
Big Stone II Project
On June 30, 2005 the electric utility and a coalition of six other electric providers entered into several agreements for the development of a second electric generating unit, named Big Stone II, at the site of the existing Big Stone Plant near Milbank, South Dakota. The three primary agreements are the Participation Agreement, the Operation and Maintenance Agreement and the Joint Facilities Agreement. Central Minnesota Municipal Power Agency, Great River Energy, Heartland Consumers Power District, Montana-Dakota Utilities Co., a division of MDU Resources Group, Inc., Southern Minnesota Municipal Power Agency and Western Minnesota Municipal Power Agency are parties to all three agreements. In September 2007, Great River Energy and Southern Minnesota Municipal Power Agency withdrew from the project. The five remaining project participants decided to downsize the proposed plant’s nominal generating capacity from 630 megawatts to between 500 and 580 megawatts. New procedural schedules have been established in the various project-related proceedings, which will take into consideration the optimal plant configuration decided on by the remaining participants. NorthWestern Corporation, one of the co-owners of the existing Big Stone Plant, is an additional party to the Joint Facilities Agreement.
The electric utility and the coalition of six other electric providers filed an application for a Certificate of Need for the Minnesota portion of the Big Stone II transmission line project on October 3, 2005 and filed an application for a Route Permit for the Minnesota portion of the Big Stone II transmission line project with the MPUC on December 9, 2005. Evidentiary hearings were conducted in December 2006 and all parties submitted legal briefs. The Administrative Law Judges (ALJs) on August 15, 2007 recommended approval of the Certificate of Need subject to potential conditions. The electric utility and project participants addressed the ALJs’ recommended potential conditions in an August 31, 2007 proposed settlement agreement with the MNDOC that was entered into the record of the Certificate of Need/Route Permit dockets. The MPUC had not acted on the applications or the proposed settlement agreement when Great River Energy and Southern Minnesota Municipal Power Agency withdrew from the project. On October 19, 2007 the MPUC requested that the ALJs recommence proceedings in the matter and that the remaining project participants file testimony describing and supporting a revised Big Stone II project. The remaining five participants filed testimony on November 13, 2007. On December 3, 2007 the ALJs issued an order refining the scope of the additional proceedings. Evidentiary hearings were held on January 23-25, 2008. The electric utility anticipates the ALJs will issue their report and recommendation in March 2008 and the MPUC will decide the matters in April 2008. The electric utility’s integrated resource plan (IRP) includes generation from Big Stone II beginning in 2013 to accommodate load growth and to replace expiring purchased power contracts and older coal-fired base-load generation units scheduled for retirement. In addition to approval of the Certificate of Need/Route Permit applications for the transmission line project, approval of this IRP is pending with the MPUC.
A filing in North Dakota for an advanced determination of prudence of Big Stone II was made by the electric utility in November 2006. Evidentiary hearings were held in June 2007. The NDPSC decision was delayed because of the change in ownership of the project. The administrative law judge in the matter scheduled supplemental hearings in April 2008.
The electric utility and the coalition of six other electric providers filed an Energy Conversion Facility Siting Permit Application for Big Stone II with the South Dakota Public Utilities Commission (SDPUC) on July 21, 2005. The permit was granted by the SDPUC on July 14, 2006 but was appealed by a group of interveners on the basis that carbon dioxide concerns had not been adequately addressed. In February 2007, a South Dakota circuit court judge issued an opinion affirming the decision of the SDPUC to grant the siting permit for Big Stone II. The permit was appealed to the South Dakota Supreme Court. On January 16, 2008 the South Dakota Supreme Court unanimously affirmed the SDPUC’s decision to grant Big Stone II project participants a site permit. A permit application for the South Dakota portion of the transmission line for Big Stone II was filed with the SDPUC on January 16, 2006 and was approved by the SDPUC on January 2, 2007.
As of December 31, 2007 the electric utility has capitalized $8.2 million in costs related to the planned construction of Big Stone II. Should approvals of permits not be received on a timely basis, the project could be at risk. If the project is abandoned for permitting or other reasons, these capitalized costs and others incurred in future periods may be subject to expense and may not be recoverable.

4. Regulatory Assets and Liabilities
The following table indicates the amount of regulatory assets and liabilities recorded on the Company’s consolidated balance sheets:

	December 31,	December 31,
(in thousands)	2007	2006

Regulatory Assets:
Unrecognized Transition Obligation, Prior Service Costs and Actuarial Losses on Pension and Other Postretirement Benefits	$26,933	$36,736
Accrued Cost-of-Energy Revenue	19,452	10,735
Deferred Income Taxes	8,733	11,712
Reacquisition Premiums	3,745	2,694
MISO Schedule 16 and 17 Deferred Administrative Costs — MN	855	541
Deferred Marked-to-Market Losses	771	—
MISO Schedule 16 and 17 Deferred Administrative Costs — ND	576	—
Deferred Conservation Program Costs	518	1,036
Accumulated ARO Accretion/Depreciation Adjustment	345	249
Plant Acquisition Costs	107	151

Total Regulatory Assets	$62,035	$63,854

Regulatory Liabilities:
Accumulated Reserve for Estimated Removal Costs	$57,787	$58,496
Deferred Income Taxes	4,502	5,228
Deferred Marked-to-Market Gains	271	—
Gain on Sale of Division Office Building	145	151

Total Regulatory Liabilities	$62,705	$63,875

Net Regulatory Liability Position	$670	$21

The regulatory asset related to the unrecognized transition obligation on postretirement medical benefits and prior service costs and actuarial losses on pension and other postretirement benefits represents benefit costs that will be subject to recovery through rates as they are expensed over the remaining service lives of active employees included in the plans. These unrecognized benefit costs were required to be recognized as components of Accumulated Other Comprehensive Loss in equity under SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, adopted in December 2006, but were determined to be eligible for treatment as regulatory assets based on their probable recovery in future retail electric rates. Accrued Cost-of-Energy Revenue included in Accrued Utility and Cost-of-Energy Revenues will be recovered over the next nine months. The regulatory assets and liabilities related to Deferred Income Taxes result from changes in statutory tax rates accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Reacquisition Premiums included in Unamortized Debt Expense are being recovered from electric utility customers over the remaining original lives of the reacquired debt issues, the longest of which is 24.7 years. MISO Schedule 16 and 17 Deferred Administrative Costs — MN were excluded from recovery through the FCA in Minnesota in a December 2006 order issued by the MPUC. The MPUC ordered the electric utility to refund MISO schedule 16 and 17 charges that had been recovered through the FCA since the inception of MISO Day 2 markets in April 2005, but allowed for deferral and possible recovery of those costs through rates established in the electric utility’s Minnesota general rate case filed on October 1, 2007. All deferred marked-to-market losses and gains are related to forward purchases of energy scheduled for delivery in January and February of 2008. MISO Schedule 16 and 17 Deferred Administrative Costs — ND were excluded from recovery through the FCA in North Dakota in an August 2007 order issued by the NDPSC. The NDPSC ordered the electric utility to refund MISO schedule 16 and 17 charges that had been recovered through the FCA since the inception of MISO Day 2 markets in April 2005, but allowed for deferral and possible recovery of those costs through rates established in the electric utility’s next general rate case in North Dakota scheduled to be filed in November or December of 2008. Deferred Conservation Program Costs represent mandated conservation expenditures recoverable through retail electric rates over the next 1.5 years. Plant Acquisition Costs will be amortized over the next 2.4 years. The Accumulated Reserve for Estimated Removal Costs is reduced for actual removal costs incurred. The remaining regulatory assets and liabilities are being recovered from, or will be paid to, electric customers over the next 30 years.
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
Electric revenues include $25,640,000 in 2007, $25,965,000 in 2006 and $46,397,000 in 2005 related to wholesale electric sales and net unrealized derivative gains on forward energy contracts and sales of financial transmission rights and daily settlements of virtual transactions in the MISO market, broken down as follows for the years ended December 31:

(in thousands)	2007	2006	2005

Wholesale Sales — Company—Owned Generation	$20,345	$23,130	$24,799

Revenue from Settled Contracts at Market Prices	389,643	385,978	474,882
Market Cost of Settled Contracts	(387,682)	(383,594)	(457,728)

Net Margins on Settled Contracts at Market	1,961	2,384	17,154

Marked-to-Market Gains on Settled Contracts	31,243	20,950	11,118
Marked-to-Market Losses on Settled Contracts	(28,541)	(20,702)	(9,590)

Net Marked-to-Market Gain on Settled Contracts	2,702	248	1,528

Unrealized Marked-to-Market Gains on Open Contracts	5,117	2,215	5,678
Unrealized Marked-to-Market Losses on Open Contracts	(4,485)	(2,012)	(2,762)

Net Unrealized Marked-to-Market Gain on Open Contracts	632	203	2,916

Wholesale Electric Revenue	$25,640	$25,965	$46,397

The following tables show the effect of marking to market forward contracts for the purchase and sale of energy on the Company’s consolidated balance sheets:

	December 31,	December 31,
(in thousands)	2007	2006

Current Asset — Marked-to-Market Gain	$5,210	$2,215
Regulatory Asset — Deferred Marked-to-Market Loss	771	—

Total Assets	5,981	2,215

Current Liability — Marked-to-Market Loss	(5,078)	(2,012)
Regulatory Liability — Deferred Marked-to-Market Gain	(271)	—

Total Liabilities	(5,349)	(2,012)

Net Fair Value of Marked-to-Market Energy Contracts	$632	$203

Year ended
(in thousands)	December 31, 2007

Fair Value at Beginning of Year	$203
Amount Realized on Contracts Entered into in 2006 and Settled in 2007	(203)
Changes in Fair Value of Contracts Entered into in 2006	—

Net Fair Value of Contracts Entered into in 2006 at Year End 2007	—
Changes in Fair Value of Contracts Entered into in 2007	632

Net Fair Value at End of Year	$632

The $632,000 in recognized but unrealized net gains on the forward energy purchases and sales marked to market as of December 31, 2007 is expected to be realized on physical settlement or settled by an offsetting agreement with the counterparty to the original contract as scheduled over the following quarters in the amounts listed:

	1st Quarter	4th Quarter
(in thousands)	2008	2008	Total

Net Gain	$118	$514	$632
Of the forward energy sales contracts that are marked to market as of December 31, 2007, 97.6% are offset by forward energy purchase contracts in terms of volumes and delivery periods, with $56,000 in unrealized gains recognized on the open sales contracts.
Natural Gas Contracts
In the third quarter of 2006, IPH entered into forward natural gas swaps on the New York Mercantile Exchange (NYMEX) market to hedge its exposure to fluctuations in natural gas prices related to approximately 50% of its anticipated natural gas needs through March 2007 for its Ririe, Idaho and Center, Colorado dehydration plants. These forward contracts were derivatives subject to mark-to-market accounting but they did not qualify for hedge accounting treatment as cash flow hedges because the changes in the NYMEX prices did not correspond closely enough to changes in natural gas prices at the locations of physical delivery. Therefore, IPH included net changes in the market values of these forward contracts in net income as components of cost of goods sold in the period of recognition.
Cost of goods sold in the food ingredient processing segment includes $542,000 in losses in 2006, of which $171,000 was realized, related to IPH’s forward natural gas contracts on NYMEX as a result of declining natural gas prices in 2006. The net fair value of contracts held as of December 31, 2006 was ($371,000). Of the $371,000 in unrealized marked-to-market losses on forward natural gas contracts IPH had outstanding on December 31, 2006, $62,000 was reversed and $309,000 was realized on settlement in the first quarter of 2007.
6. Common Shares and Earnings Per Share
Following is a reconciliation of the Company’s common shares outstanding from December 31, 2006 through December 31, 2007:

Common Shares Outstanding, December 31, 2006	29,521,770

Issuances:
Stock Options Exercised	298,601
Directors’ Compensation:
Restricted Shares	15,200
Unrestricted Shares	885
Vesting of Restricted Stock Units	4,522
Restricted Shares Issued for Employee Compensation	17,300
Retirements:
Shares Withheld for Individual Income Tax Requirements	(8,409)
Restricted Shares Forfeited	(80)

Common Shares Outstanding, December 31, 2007	29,849,789

Stock Incentive Plan
The 1999 Stock Incentive Plan, as amended (Incentive Plan), provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock and stock-based awards. A total of 3,600,000 common shares are authorized for granting stock awards under the Incentive Plan, which terminates on December 13, 2013.
Employee Stock Purchase Plan
The 1999 Employee Stock Purchase Plan (Purchase Plan) allows eligible employees to purchase the Company’s common shares at 85% of the market price at the end of each six-month purchase period. The number of common shares authorized to be issued under the Purchase Plan is 900,000, of which 397,156 were still available for purchase as of December 31, 2007. At the discretion of the Company, shares purchased under the Purchase Plan can be either new issue shares or shares purchased in the open market. To provide shares for the Purchase Plan, 52,558 common shares were purchased in the open market in 2007, 53,258 common shares were purchased in the open market in 2006 and 69,401 common shares were purchased in the open market in 2005 The shares to be purchased by employees participating in the Purchase Plan are not considered dilutive for the purpose of calculating diluted earnings per share during the investment period.

Dividend Reinvestment and Share Purchase Plan
On August 30, 1996 the Company filed a shelf registration statement with the Securities and Exchange Commission (SEC) for the issuance of up to 2,000,000 common shares pursuant to the Company’s Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which permits shares purchased by shareholders or customers who participate in the Plan to be either new issue common shares or common shares purchased in the open market. From June 1999 through December 2003, common shares needed for the Plan were purchased in the open market. From January through October 2004 new shares were issued for this Plan. Starting in November 2004 the Company began purchasing common shares in the open market. Through December 31, 2007, 944,507 common shares had been issued to meet the requirements of the Plan.
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
Excluded from the calculation of diluted earnings per share are the following outstanding stock options which had exercise prices greater than the average market price for the years ended December 31, 2007, 2006 and 2005:

Year	Options Outstanding	Range of Exercise Prices

2007	—	NA
2006	210,250	$29.74 - $31.34
2005	237,624	$28.66 - $31.34
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
As of December 31, 2007 the total remaining unrecognized amount of compensation expense related to stock-based compensation was approximately $4.6 million (before income taxes), which will be amortized over a weighted-average period of 2.3 years.
The Company has six share-based payment programs. The effect of SFAS No. 123(R) accounting on each of these programs is explained in the following paragraphs.

Purchase Plan
The Purchase Plan allows employees through payroll withholding to purchase shares of the Company’s common stock at a 15% discount from the average market price on the last day of a six month investment period. Under SFAS 123(R), the Company is required to record compensation expense related to the 15% discount which was not required under APB No. 25. The 15% discount resulted in compensation expense of $257,000 in 2007 and $235,000 in 2006. The 15% discount is not taxable to the employee and is not a deductible expense for tax purposes for the Company.
Stock Options Granted Under the Incentive Plan
Since the inception of the Incentive Plan in 1999, the Company has granted 2,041,500 options for the purchase of the Company’s common stock. All of the options granted had vested or were forfeited as of December 31, 2007. The exercise price of the options granted was the average market price of the Company’s common stock on the grant date. These options were not compensatory under APB No. 25 accounting rules. Under SFAS No. 123(R) accounting, compensation expense is recorded based on the estimated fair value of the options on their grant date using a fair-value option pricing model. Under SFAS No. 123(R) accounting, the fair value of the options granted has been recorded as compensation expense over the requisite service period (the vesting period of the options). The estimated fair value of all options granted under the Incentive Plan has been based on the Black-Scholes option pricing model.
Under the modified prospective application of SFAS No. 123(R) accounting requirements, the difference between the intrinsic value of nonvested options and the fair value of those options of $362,000 on January 1, 2006 was recognized on a straight-line basis as compensation expense over the remaining 16 months of the options vesting period. Accordingly, the Company recorded compensation expense of $91,000 in 2007 and $271,000 in 2006 related to options that were not vested as of January 1, 2006.
Had compensation costs for the stock options issued been determined based on estimated fair value at the award dates, as prescribed by SFAS No. 123, the Company’s net income for 2005 would have decreased as presented in the table below:

(in thousands, except per share amounts)	2005

Net Income
As Reported	$62,551
Total Stock-Based Employee Compensation Expense Determined Under Fair Value-Based Method for All Awards Net of Related Tax Effects	(640)

Pro Forma	$61,911
Basic Earnings Per Share As Reported	$2.12
Pro Forma	$2.09
Diluted Earnings Per Share As Reported	$2.11
Pro Forma	$2.08
Presented below is a summary of the stock options activity:

	2007		2006		2005
		Average		Average		Average
		Exercise		Exercise		Exercise
Stock Option Activity	Options	Price	Options	Price	Options	Price
Outstanding, Beginning of Year	1,091,238	$25.74	1,237,164	$25.58	1,508,277	$25.35
Granted	—	—	—	—	74,900	24.93
Exercised	298,601	25.73	107,458	22.88	257,948	22.90
Forfeited	5,500	28.85	38,468	28.60	88,065	28.79

Outstanding, End of Year	787,137	25.73	1,091,238	25.74	1,237,164	25.58

Exercisable, End of Year	787,137	25.73	1,049,713	25.69	1,095,272	25.16

Cash Received for Options Exercised	$7,682,000		$2,458,000		$5,911,000
Fair Value of Options Granted During Year	none granted		none granted		$4.76

The fair values of the options granted in 2005 were estimated using the Black-Scholes option-pricing model under the following assumptions:

2005
Risk-Free Interest Rate	4.3%
Expected Lives	7 years
Expected Volatility	25.4%
Dividend Yield	4.4%
The following table summarizes information about options outstanding as of December 31, 2007:

Options Outstanding and Exercisable
	Outstanding	Weighted-
	and	Average	Weighted-
	Exercisable	Remaining	Average
Range of	as of	Contractual	Exercise
Exercise Prices	12/31/07	Life (yrs)	price

$18.80-$21.94	175,210	2.0	$19.62
$21.95-$25.07	40,100	7.3	$24.93
$25.08-$28.21	429,927	4.0	$26.50
$28.22-$31.34	141,900	4.2	$31.17
Restricted Stock Granted to Directors
Under the Incentive Plan, restricted shares of the Company’s common stock have been granted to members of the Company’s Board of Directors as a form of compensation. Under APB No. 25 accounting rules, the Company had recognized compensation expense for these restricted stock grants, ratably, over the four-year vesting period of the restricted shares based on the market value of the Company’s common stock on the grant date. Under the modified prospective application of SFAS No. 123(R) accounting requirements, compensation expense related to nonvested restricted shares outstanding will be recorded based on the estimated fair value of the restricted shares on their grant dates. On April 9, 2007 the Compensation Committee of the Company’s Board of Directors granted 15,200 shares of restricted stock to the Company’s nonemployee directors under the Incentive Plan.
Presented below is a summary of the status of directors’ restricted stock awards for the years ended December 31:

Directors' Restricted Stock Awards	2007		2006		2005
						Weighted
		Weighted		Weighted		Average
		Average		Average		Grant-
		Grant-Date		Grant-Date		Date Fair
	Shares	Fair Value	Shares	Fair Value	Shares	Value

Nonvested, Beginning of Year	32,775	$27.27	27,000	$26.32	22,600	$27.61
Granted	15,200	$35.04	19,800	$28.24	11,700	$24.93
Vested	13,875	$27.10	14,025	$26.82	7,300	$28.09
Forfeited	—		—		—

Nonvested, End of Year	34,100	$30.80	32,775	$27.27	27,000	$26.32

Compensation Expense Recognized		$454,000		$401,000		$261,000
Fair Value of Shares Vested in Year		$376,000		$376,000		$205,000
Restricted Stock Granted to Employees
Under the Incentive Plan, restricted shares of the Company’s common stock have been granted to employees as a form of compensation. Under APB No. 25 accounting rules, the Company had recognized compensation expense for these restricted stock grants, ratably, over the vesting periods of the restricted shares based on the market value of the Company’s common stock on the grant date. Because of income tax withholding provisions in the restricted stock award agreements related to restricted stock granted to employees prior to 2006, the value of these grants is considered variable, which, under SFAS No. 123(R), will require the offsetting credit to compensation expense to be recorded as a liability. Under the modified prospective application of SFAS No. 123(R) accounting requirements and accounting rules for variable awards, compensation expense related to nonvested restricted shares granted to employees will be recorded based on the estimated fair value of the restricted shares on their grant dates and adjusted for the estimated fair value of any nonvested restricted shares on each subsequent reporting date. The reporting date fair value of nonvested restricted shares granted prior to 2006 under this program is based on the average market value of the Company’s common stock on the reporting date—$34.575 on December 31, 2007.

In 2006, under SFAS No. 123(R), the amount of compensation expense recorded related to nonvested restricted shares granted to employees was based on the estimated fair value of the restricted stock grants. In 2005, under APB No. 25, the amount of compensation expense recorded related to nonvested restricted shares granted to employees was based on the intrinsic value of the restricted stock grants. The equity account, Unearned Compensation, was credited when compensation expense was recorded related to these shares under APB No. 25 accounting. Under SFAS 123(R) accounting, a current liability account is credited when compensation expense is recorded. Accumulated liabilities related to nonvested restricted shares issued to employees under this program prior to 2006 will be reversed and credited to the Premium on Common Shares equity account as the shares vest.
In 2006, the income tax withholding provisions in the Company’s restricted stock award agreements were revised to only allow withholding at statutory withholding rates. The fair value of restricted shares issued under the revised restricted stock award agreements is not considered a liability under SFAS No. 123(R), so compensation expense related to awards granted after 2005 will be based on their grant-date fair value and recognized over the vesting period of the awards with the offsetting credit charged directly to equity. On April 9, 2007 the Compensation Committee of the Company’s Board of Directors granted 600 shares of restricted stock to a newly hired employee under the Incentive Plan. The restricted shares vest 50% on issuance and 50% on April 8, 2008 and are eligible for full dividend and voting rights. The grant-date fair value of the restricted shares was $35.30 per share, the average market price of the shares on their grant date. On October 29, 2007 the Compensation Committee of the Company’s Board of Directors granted 16,700 shares of restricted stock to the Company’s executive officers under the Incentive Plan. The restricted shares vest 25% per year on April 8 of each year in the period 2008 through 2011 and are eligible for full dividend and voting rights. The grant-date fair value of the restricted shares was $35.84 per share, the average market price of the shares on their grant date.
Presented below is a summary of the status of employees’ restricted stock awards for the years ended December 31:

Employees' Restricted Stock Awards	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Nonvested, Beginning of Year	31,666	$31.47	72,974	$28.91	103,340	$25.31
Granted	17,300	$35.82	—		9,000	$26.31
Variable/Liability Awards Vested	24,608	$35.09	41,308	$28.98	39,126	$25.08
Nonvariable Awards Vested	300	$35.30	—		—
Forfeited	—		—		240	$26.68

Nonvested, End of Year	24,058	$35.46	31,666	$31.47	72,974	$28.91

Compensation Expense Recognized		$549,000		$815,000		$1,118,000
Fair Value of Variable Awards Vested/Liability Paid		$863,000		$1,197,000		$981,000
Fair Value of Nonvariable Awards Vested		$11,000		—		—
Restricted Stock Units Granted to Employees
On April 9, 2007 the Compensation Committee of the Company’s Board of Directors granted 23,450 restricted stock units to key employees under the Incentive Plan payable in common shares on April 8, 2011, the date the units vest. The Company uses a Monte Carlo valuation method to determine the grant-date fair value of restricted stock units. The grant-date fair value of each restricted stock unit granted on April 9, 2007 was $30.07 per share. The weighted average contractual term of stock units outstanding as of December 31, 2007 is 2.8 years.
Presented below is a summary of the status of employees’ restricted stock unit awards for the years ended December 31:

	2007		2006
		Weighted		Weighted
	Restricted	Average	Restricted	Average
	Stock	Grant-Date	Stock	Grant-Date
	Units	Fair Value	Units	Fair Value

Nonvested, Beginning of Year	38,615	$24.65	—	$—
Granted	23,450	$30.07	47,425	$25.41
Converted	4,850	$26.95	7,450	$29.55
Forfeited	1,735	$27.03	1,360	$24.36

Nonvested, End of Year	55,480	$26.66	38,615	$24.65

Compensation Expense Recognized		$383,000		$427,000
Fair Value of Units Converted in Year		$131,000		$220,000

Stock Performance Awards granted to Executive Officers
The Compensation Committee of the Company’s Board of Directors has approved stock performance award agreements under the Incentive Plan for the Company’s executive officers. Under these agreements, the officers could be awarded shares of the Company’s common stock based on the Company’s total shareholder return relative to that of its peer group of companies in the Edison Electric Institute (EEI) Index over a three-year period beginning on January 1 of the year the awards are granted. The number of shares earned, if any, will be awarded and issued at the end of each three-year performance measurement period. The participants have no voting or dividend rights under these award agreements until the shares are issued at the end of the performance measurement period. Under APB No. 25 accounting, these awards were valued based on the average market price of the underlying shares of the Company’s common stock on the award grant date, multiplied by the estimated probable number of shares to be awarded at the end of the performance measurement period with compensation expenses recorded ratably over the related three-year measurement period. Compensation expense recognized was adjusted at each reporting date subsequent to the grant date of the awards for the difference between the market value of the underlying shares on their grant date and the market value of the underlying shares on the reporting date. Under the modified prospective application of SFAS No. 123(R) accounting requirements, the amount of compensation expense that will be recorded subsequent to January 1, 2006 related to awards granted in 2004 and 2005 and outstanding on December 31, 2006 is based on the estimated grant-date fair value of the awards as determined under the Black-Scholes option pricing model.
On October 29, 2007 the Compensation Committee of the Company’s Board of Directors granted performance share awards to the Company’s executive officers under the Incentive Plan. Under these awards, the Company’s executive officers could earn up to an aggregate of 109,000 common shares based on the Company’s total shareholder return relative to the total shareholder return of the companies that comprise the EEI Index over the performance period of January 1, 2007 through December 31, 2009. The aggregate target share award is 54,500 shares. Actual payment may range from zero to 200 percent of the target amount. The executive officers have no voting or dividend rights related to these shares until the shares, if any, are issued at the end of the performance period. In accordance with SFAS No. 123(R), the Company will estimate the fair value of the common shares projected to be awarded on the date of grant under a Monte Carlo valuation method and record compensation expense over the remaining performance period.
The offsetting credit to amounts expensed related to the stock performance awards is included in common shareholders’ equity. The table below provides a summary of amounts expensed for the stock performance awards:

	Maximum	Shares
	Shares	Used To		Expense Recognized
Performance	Subject	Estimate	Fair	in the Year Ended			Shares
Period	To Award	Expense	Value	December 31,			Awarded
				2007	2006	2005

2007-2009	109,000	67,263	$38.01	$852,000	$—	$—
2006-2008	88,050	58,700	$25.95	508,000	508,000	—
2005-2007	75,150	50,872	$22.10	375,000	375,000	490,000	62,625
2004-2006	70,500	23,500	$23.90	—	187,000	453,000	23,500

Total				$1,735,000	$1,070,000	$943,000	86,125

8. Retained Earnings Restriction
The Company’s Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders by the amount of any declared but unpaid dividends to holders of the Company’s cumulative preferred shares. Under these provisions none of the Company’s retained earnings were restricted at December 31, 2007.
9. Commitments and Contingencies
At December 31, 2007 the electric utility had commitments under contracts in connection with construction programs aggregating approximately $35,835,000. For capacity and energy requirements, the electric utility has agreements extending through 2032 at annual costs of approximately $23,111,000 in 2008, $22,929,000 in 2009, $11,377,000 in 2010, $5,565,000 in 2011 and $5,565,000 in 2012, and $93,286,000 for the years beyond 2012.
The electric utility has contracts providing for the purchase and delivery of a significant portion of its current coal requirements. These contracts expire in 2010 and 2016. In total, the electric utility is committed to the minimum purchase of approximately $183,209,000 or to make payments in lieu thereof, under these contracts. The FCA mechanism lessens the risk of loss from market price changes because it provides for recovery of most fuel costs.
IPH has commitments of approximately $7,200,000 for the purchase of a portion of its 2008 raw potato supply requirements.

The amounts of future operating lease payments are as follows:

(in thousands)	Electric	Nonelectric	Total

2008	$2,560	$40,722	$43,282
2009	2,560	37,504	40,064
2010	2,203	26,812	29,015
2011	1,446	14,008	15,454
2012	951	2,669	3,620
Later years	3,206	3,603	6,809

Total	$12,926	$125,318	$138,244

The electric future operating lease payments are primarily related to coal rail-car leases. The nonelectric future operating lease payments are primarily related to medical imaging equipment. Rent expense from continuing operations was $47,904,000, $44,254,000 and $37,798,000 for 2007, 2006 and 2005, respectively.
The Company is a party to litigation arising in the normal course of business. The Company regularly analyzes current information and, as necessary, provides accruals for liabilities that are probable of occurring and that can be reasonably estimated. The Company believes the effect on its consolidated results of operations, financial position and cash flows, if any, for the disposition of all matters pending as of December 31, 2007 will not be material.
10. Short-Term and Long-Term Borrowings
Short-Term Debt
As of December 31, 2007 the Company had $95.0 million in short-term debt outstanding at a weighted average interest rate of 6.3%. As of December 31, 2006 the Company had $38.9 million in short-term debt outstanding at a weighted average interest rate of 5.7%. The average interest rate paid on short-term debt was 6.0% in 2007 and 5.8% in 2006.
The Company’s $150 million line of credit pursuant to a Credit Agreement dated as of April 26, 2006 with U.S. Bank National Association, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Harris Nesbitt Financing, Inc., Keybank National Association, Union Bank of California, N.A., Bank of America, N.A., Bank Hapoalim B.M., and Bank of the West was scheduled to expire on April 26, 2009 but was terminated and replaced by a new $200 million credit agreement (the Varistar Credit Agreement) entered into by Varistar Corporation (Varistar), a wholly-owned subsidiary of the Company, on October 2, 2007. Varistar entered into the Varistar Credit Agreement with the following banks: U.S. Bank National Association, as agent for the Banks and as Lead Arranger, Bank of America, N.A., Keybank National Association, and Wells Fargo Bank, National Association, as Co-Documentation Agents, and JPMorgan Chase Bank, N.A., Bank of the West and Union Bank of California, N.A. The Varistar Credit Agreement is an unsecured revolving credit facility that Varistar can draw on to support its operations. The Varistar Credit Agreement expires on October 2, 2010. Borrowings under the line of credit bear interest at LIBOR plus 1.25%, subject to adjustment based on Varistar’s adjusted cash flow leverage ratio (as defined in the Varistar Credit Agreement). The Varistar Credit Agreement contains a number of restrictions on the businesses of Varistar and its material subsidiaries, including restrictions on their ability to merge, sell assets, incur indebtedness, create or incur liens on assets, guarantee the obligations of any other party and engage in transactions with related parties. The Varistar Credit Agreement does not include provisions for the termination of the agreement or the acceleration of repayment of amounts outstanding due to changes in the Company’s credit ratings. Varistar’s obligations under the Varistar Credit Agreement are guaranteed by each of its material subsidiaries. Outstanding letters of credit issued by Varistar can reduce the amount available for borrowing under the line by up to $30 million. As of December 31, 2007, $95.0 million of the $200 million line of credit was in use and $14.9 million was restricted from use to cover outstanding letters of credit.
Otter Tail Corporation, dba Otter Tail Power Company and U.S. Bank National Association have a Credit Agreement (the Electric Utility Credit Agreement) providing for a separate $75 million line of credit. This line of credit is an unsecured revolving credit facility that the electric utility can draw on to support the working capital needs and other capital requirements of its electric operations. Borrowings under this line of credit bear interest at LIBOR plus 0.4%, subject to adjustment based on the ratings of the Company’s senior unsecured debt. The Electric Utility Credit Agreement contains a number of restrictions on the business of the electric utility, including restrictions on its ability to merge, sell assets, incur indebtedness, create or incur liens on assets, guarantee the obligations of any other party, and engage in transactions with related parties. The Electric Utility Credit Agreement is subject to renewal on September 1, 2008. As of December 31, 2007 no money was borrowed under the Electric Utility Credit Agreement.

Long-Term Debt
The Company has the ability to issue up to $256 million of common shares, cumulative preferred shares, debt and certain other securities from time to time under its universal shelf registration statement filed with the Securities and Exchange Commission on June 4, 2004 and declared effective on August 30, 2004. The Company issued no long-term debt under its universal shelf registration in 2007 or 2006.
At closings completed in August 2007 and October 2007, the Company issued $155 million aggregate principal amount of its senior unsecured notes, in a private placement transaction, to the purchasers named in a note purchase agreement (the 2007 Note Purchase Agreement) dated August 20, 2007. These notes were issued in four series: $33 million aggregate principal amount of 5.95% Senior Unsecured Notes, Series A, due 2017 (the Series A Notes); $30 million aggregate principal amount of 6.15% Senior Unsecured Notes, Series B, due 2022 (the Series B Notes); $42 million aggregate principal amount of 6.37% Senior Unsecured Notes, Series C, due 2027 (the Series C Notes); and $50 million aggregate principal amount of 6.47% Senior Unsecured Notes, Series D, due 2037 (the Series D Notes). On August 20, 2007, $12 million aggregate principal amount of the Series C Notes and $13 million aggregate principal amount of the Series D Notes were issued and sold pursuant to the 2007 Note Purchase Agreement. The net proceeds from this initial closing were used to repay borrowings under the Company’s $150 million line of credit that was terminated on October 2, 2007. The remaining $30 million aggregate principal amount of the Series C Notes and $37 million aggregate principal amount of the Series D Notes, as well as the Series A Notes and the Series B Notes, were issued and sold by the Company at a second closing on October 1, 2007. The net proceeds from the second closing were used to retire $40 million aggregate principal amount of the Company’s 5.625% Series of Insured Senior Notes due October 1, 2017 and $25 million aggregate principal amount of the Company’s 6.80% Series of Senior Notes due October 1, 2032 on October 15, 2007, to pay down lines of credit and to fund capital expenditures.
In February 2007 the Company entered into a note purchase agreement (the Cascade Note Purchase Agreement) with Cascade Investment L.L.C. (Cascade) pursuant to which the Company agreed to issue to Cascade, in a private placement transaction, $50 million aggregate principal amount of the Company’s senior notes due November 30, 2017 (the Cascade Note). On December 14, 2007 the Company issued the Cascade Note. The Cascade Note bears interest at a rate of 5.778% per annum. The terms of the Cascade Note Purchase Agreement are substantially similar to the terms of the note purchase agreement entered into in connection with the issuance of the Company’s $90 million 6.63% senior notes due December 1, 2011 (the 2001 Note Purchase Agreement). The proceeds of this financing were used to redeem the Company’s $50 million 6.375% Senior Debentures due December 1, 2007. Cascade owned approximately 8.6% of the Company’s outstanding common stock as of December 31, 2007.
Each of the Cascade Note Purchase Agreement, the 2007 Note Purchase Agreement, and the 2001 Note Purchase Agreement states the Company may prepay all or any part of the notes issued thereunder (in an amount not less than 10% of the aggregate principal amount of the notes then outstanding in the case of a partial prepayment) at 100% of the principal amount prepaid, together with accrued interest and a make-whole amount. Each of the Cascade Note Purchase Agreement and the 2001 Note Purchase Agreement states in the event of a transfer of utility assets put event, the noteholders thereunder have the right to require the Company to repurchase the notes held by them in full, together with accrued interest and a make-whole amount, on the terms and conditions specified in the respective note purchase agreements. The 2007 Note Purchase Agreement states the Company must offer to prepay all of the outstanding notes issued thereunder at 100% of the principal amount together with unpaid accrued interest in the event of a change of control of the Company.
The 2001 Note Purchase Agreement, the 2007 Note Purchase Agreement and the Cascade Note Purchase Agreement contain a number of restrictions on the businesses of the Company and its subsidiaries. In each case these include restrictions on the ability of the Company and certain of its subsidiaries to merge, sell assets, create or incur liens on assets, guarantee the obligations of any other party, and engage in transactions with related parties.
The Company’s obligations under the 2001 Note Purchase Agreement and the Cascade Note Purchase Agreement are guaranteed by certain of its subsidiaries. Varistar’s obligations under the Varistar Credit Agreement are guaranteed by each of its material subsidiaries. The Company’s Grant County and Mercer County Pollution Control Refunding Revenue Bonds require that the Company grant to Ambac Assurance Corporation, under a financial guaranty insurance policy relating to the bonds, a security interest in the assets of the electric utility if the rating on the Company’s senior unsecured debt is downgraded to Baa2 or below (Moody’s) or BBB or below (Standard & Poor’s).
The aggregate amounts of maturities on bonds outstanding and other long-term obligations at December 31, 2007 for each of the next five years are $3,004,000 for 2008, $2,915,000 for 2009, $2,606,000 for 2010, $90,087,000 for 2011 and $10,463,000 for 2012.

Financial Covenants
The Electric Utility Credit Agreement, the 2001 Note Purchase Agreement, the Cascade Note Purchase Agreement, the 2007 Note Purchase Agreement and the Lombard US Equipment Finance note contain covenants by the Company not to permit its debt-to-total capitalization ratio to exceed 60% or permit its interest and dividend coverage ratio (or in the case of the Cascade Note Purchase Agreement, the Company’s interest coverage ratio) to be less than 1.5 to 1. The note purchase agreements further restrict the Company from allowing its priority debt to exceed 20% of total capitalization. Financial covenants in the Varistar Credit Agreement require Varistar to maintain a fixed charge coverage ratio of not less than 1.25 to 1 and to not permit its cash flow leverage ratio to exceed 3.0 to 1. The Company and Varistar were in compliance with all of the covenants under their financing agreements as of December 31, 2007.
11. Class B Stock Options of Subsidiary
Class B Stock Options of Subsidiary
In connection with the acquisition of IPH in August 2004, IPH management and certain other employees elected to retain stock options for the purchase of 1,112 IPH Class B common shares valued at $1.8 million. The options are exercisable at any time and the option holder must deliver cash to exercise the option. Once the options are exercised for Class B shares, the Class B shareholder cannot put the shares back to the Company for 181 days. At that time, the Class B common shares are redeemable at any time during the employment of the individual holder, subject to certain limits on the total number of Class B common shares redeemable on an annual basis. The Class B common shares are nonvoting, except in the event of a merger, and do not participate in dividends but have liquidation rights at par with the Class A common shares owned by the Company. The value of the Class B common shares issued on exercise of the options represents an interest in IPH that changes as defined in the agreement. In 2005, options for 357 IPH Class B common shares were exercised and the Class B common shares were redeemed by IPH 181 days after issuance. In 2006, two of the retained stock options were forfeited.
In 2006, IPH granted 305 additional options to purchase IPH Class B Common Stock to five employees at an exercise price of $2,085.88 per option. The options vested immediately on issuance. On the date the options were granted, the value of a share of IPH Class B common stock was estimated to be $1,041.71. Therefore, the grant-date fair value of the options was $0 and no expense or liability was recorded related to these options under SFAS No. 123(R). In 2007, 125 options that were granted in 2006 were forfeited as a result of voluntary terminations. As of December 31, 2007 there were 933 options outstanding with a combined exercise price of $691,000, of which 753 options were “in-the-money” with a combined exercise price of $316,000.
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

	January 1, 2005 through	July 1, 2005 through
Key Assumptions and Data	June 30, 2005	December 31, 2005

Discount Rate	6.00%	5.25%
Long-Term Rate of Return on Plan Assets	8.50%	8.50%
Social Security Wage Base	4.00%	3.50%
Rate of Inflation	3.00%	2.50%
Rate of Withdrawal	1% per year through age 54	2% per year through age 54
Mortality Table	GAM ’83	RP-2000 projected to 2006
Market Value of Assets — Beginning of Period	$141,685,000	$142,547,832

Remeasuring t nowraphe Company’s pension and other postretirement benefit plan obligations as of July 1, 2005 under the revised assumptions had the effect of increasing the Company’s 2005 projected pension plan costs by $1,364,000, increasing its 2005 projected Executive Survivor and Supplemental Retirement Plan costs by $123,000 and increasing its 2005 projected costs for postretirement benefits other than pensions by $137,000.
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
The pension plan has a trustee who is responsible for pension payments to retirees. Four investment managers are responsible for managing the plan’s assets. An independent actuary assists the Company in performing the necessary actuarial valuations for the plan.
The plan assets consist of common stock and bonds of public companies, U.S. government securities, cash and cash equivalents. None of the plan assets are invested in common stock, preferred stock or debt securities of the Company.
Components of net periodic pension benefit cost:

(in thousands)	2007	2006	2005

Service Cost—Benefit Earned During the Period	$4,837	$5,057	$4,695
Interest Cost on Projected Benefit Obligation	10,790	10,435	9,721
Expected Return on Assets	(12,948)	(12,288)	(12,071)
Amortization of Prior-Service Cost	742	742	726
Amortization of Net Actuarial Loss	1,091	1,844	1,364

Net Periodic Pension Cost	$4,512	$5,790	$4,435

The following table presents amounts recognized in the consolidated balance sheets as of December 31:

(in thousands)	2007	2006

Regulatory Assets:
Unrecognized Prior Service Cost	$(4,018)	$(4,748)
Unrecognized Actuarial Loss	(17,115)	(21,771)

Total Regulatory Assets	(21,133)	(26,519)
Accumulated Other Comprehensive Loss:
Unrecognized Prior Service Cost	(120)	(132)
Unrecognized Actuarial Loss	(511)	(606)

Total Accumulated Other Comprehensive Loss	(631)	(738)
Prepaid Pension Cost	7,493	8,005

Net Amount Recognized — Noncurrent Liability	$(14,271)	$(19,252)

Funded status as of December 31:

(in thousands)	2007	2006

Accumulated Benefit Obligation	$(154,373)	$(153,816)

Projected Benefit Obligation	$(185,206)	$(186,760)
Fair Value of Plan Assets	170,935	167,508

Funded Status	$(14,271)	$(19,252)

The following tables provide a reconciliation of the changes in the fair value of plan assets and the plan’s benefit obligations and prepaid pension cost over the two-year period ended December 31, 2007:

(in thousands)	2007	2006

Reconciliation of Fair Value of Plan Assets:
Fair Value of Plan Assets at January 1	$167,508	$146,982
Actual Return on Plan Assets	8,013	24,856
Discretionary Company Contributions	4,000	4,000
Benefit Payments	(8,586)	(8,330)

Fair Value of Plan Assets at December 31	$170,935	$167,508

Estimated Asset Return	4.85%	17.24%

Reconciliation of Projected Benefit Obligation:
Projected Benefit Obligation at January 1	$186,760	$181,587
Service Cost	4,837	5,057
Interest Cost	10,790	10,435
Benefit Payments	(8,586)	(8,330)
Actuarial Gain	(8,595)	(1,989)

Projected Benefit Obligation at December 31	$185,206	$186,760

Reconciliation of Prepaid Pension Cost:
Prepaid Pension Cost at January 1	$8,005	$9,795
Net Periodic Pension Cost	(4,512)	(5,790)
Discretionary Company Contributions	4,000	4,000

Prepaid Pension Cost at December 31	$7,493	$8,005

Weighted-average assumptions used to determine benefit obligations at December 31:

	2007	2006

Discount Rate	6.25%	6.00%
Rate of Increase in Future Compensation Level	3.75%	3.75%
Weighted-average assumptions used to determine net periodic pension cost for the year ended December 31:

	2007	2006

Discount Rate	6.00%	5.75%
Long-Term Rate of Return on Plan Assets	8.50%	8.50%
Rate of Increase in Future Compensation Level	3.75%	3.75%
To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.
Market-related value of plan assets—The Company’s expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the market-related value of plan assets.
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
The assumed rate of return on pension fund assets for the determination of 2008 net periodic pension cost is 8.50%.

Measurement Dates:	2007	2006

Net Periodic Pension Cost	January 1, 2007	January 1, 2006

End of Year Benefit Obligations	January 1, 2007 projected to December 31, 2007	January 1, 2006 projected to December 31, 2006

Market Value of Assets	December 31, 2007	December 31, 2006

The estimated amounts of unrecognized net actuarial losses and prior service costs to be amortized from regulatory assets and accumulated other comprehensive loss into the net periodic pension cost in 2008 are:

(in thousands)	2008

Decrease in Regulatory Assets:
Amortization of Unrecognized Prior Service Cost	$720
Amortization of Unrecognized Actuarial Loss	103
Decrease in Accumulated Other Comprehensive Loss:
Amortization of Unrecognized Prior Service Cost	22
Amortization of Unrecognized Actuarial Loss	3

Total Estimated Amortization	$848

Cash flows—The Company is not required to make a contribution to the pension plan in 2008.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid out from plan assets:

						Years
(in thousands)	2008	2009	2010	2011	2012	2013-2017

	$8,917	$9,073	$9,234	$9,641	$10,103	$59,365
The Company’s pension plan asset allocations at December 31, 2007 and 2006, by asset category are as follows:

Asset Allocation	2007	2006

Large Capitalization Equity Securities	47.1%	49.3%
Small Capitalization Equity Securities	10.7%	11.6%
International Equity Securities	10.4%	10.6%

Total Equity Securities	68.2%	71.5%
Cash and Fixed-Income Securities	31.8%	28.5%

	100.0%	100.0%

The following objectives guide the investment strategy of the Company’s pension plan (the Plan).
•	The Plan is managed to operate in perpetuity.

•	The Plan will meet the pension benefit obligation payments of the Company.

•	The Plan’s assets should be invested with the objective of meeting current and future payment requirements while minimizing annual contributions and their volatility.

•	The asset strategy reflects the desire to meet current and future benefit payments while considering a prudent level of risk and diversification.
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
Components of net periodic pension benefit cost:

(in thousands)	2007	2006	2005

Service Cost—Benefit Earned During the Period	$626	$426	$406
Interest Cost on Projected Benefit Obligation	1,451	1,303	1,267
Amortization of Prior-Service Cost	67	71	71
Amortization of Net Actuarial Loss	540	473	498

Net Periodic Pension Cost	$2,684	$2,273	$2,242

The following table presents amounts recognized in the consolidated balance sheets as of December 31:

(in thousands)	2007	2006

Regulatory Assets:
Unrecognized Prior Service Cost	$435	$496
Unrecognized Actuarial Loss	4,841	5,796

Total Regulatory Assets	5,276	6,292
Projected Benefit Obligation Liability – Net Amount Recognized	(25,158)	(24,783)
Accumulated Other Comprehensive Loss:
Unrecognized Prior Service Cost	266	271
Unrecognized Actuarial Loss	2,954	3,162

Total Accumulated Other Comprehensive Loss	3,220	3,433

Cumulative Employer Contributions in Excess of Net Periodic Benefit Cost	$(16,662)	$(15,058)

The following tables provide a reconciliation of the changes in the fair value of plan assets and the plan’s projected benefit obligations over the two-year period ended December 31, 2007 and a statement of the funded status as of December 31 of both years:

(in thousands)	2007	2006

Reconciliation of Fair Value of Plan Assets:
Fair Value of Plan Assets at January 1	$—	$—
Actual Return on Plan Assets	—	—
Employer Contributions	1,079	1,124
Benefit Payments	(1,079)	(1,124)

Fair Value of Plan Assets at December 31	$—	$—

Reconciliation of Projected Benefit Obligation:
Projected Benefit Obligation at January 1	$24,783	$23,271
Service Cost	626	426
Interest Cost	1,451	1,303
Benefit Payments	(1,079)	(1,124)
Plan Amendments	—	(53)
Actuarial (Gain) Loss	(623)	960

Projected Benefit Obligation at December 31	$25,158	$24,783

Reconciliation of Funded Status:
Funded Status at December 31	$(25,158)	$(24,783)
Unrecognized Net Actuarial Loss	7,795	8,958
Unrecognized Prior Service Cost	701	767

Cumulative Employer Contributions in Excess of Net Periodic Benefit Cost	$(16,662)	$(15,058)

Weighted-average assumptions used to determine benefit obligations at December 31:

	2007	2006

Discount Rate	6.25%	6.00%
Rate of Increase in Future Compensation Level	4.70%	4.71%
Weighted-average assumptions used to determine net periodic pension cost for the year ended December 31:

	2007	2006

Discount Rate	6.00%	5.75%
Rate of Increase in Future Compensation Level	4.71%	4.69%
The estimated amounts of unrecognized net actuarial losses and prior service costs to be amortized from regulatory assets and accumulated other comprehensive loss into the net periodic pension cost for the ESSRP in 2008 are:

(in thousands)	2008

Decrease in Regulatory Assets:
Amortization of Unrecognized Prior Service Cost	$42
Amortization of Unrecognized Actuarial Loss	298
Decrease in Accumulated Other Comprehensive Loss:
Amortization of Unrecognized Prior Service Cost	25
Amortization of Unrecognized Actuarial Loss	182

Total Estimated Amortization	$547

Cash flows—The ESSRP is unfunded and has no assets; contributions are equal to the benefits paid to plan participants. The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

						Years
(in thousands)	2008	2009	2010	2011	2012	2013-2017

	$1,109	$1,114	$1,113	$1,206	$1,258	$6,755

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
Components of net periodic postretirement benefit cost:

(in thousands)	2007	2006	2005

Service Cost—Benefit Earned During the Period	$1,098	$1,319	$1,307
Interest Cost on Projected Benefit Obligation	2,565	2,556	2,480
Amortization of Transition Obligation	748	748	748
Amortization of Prior-Service Cost	(206)	(305)	(305)
Amortization of Net Actuarial Loss	177	556	742
Expense Decrease Due to Medicare Part D Subsidy	(1,233)	(1,543)	(1,251)

Net Periodic Postretirement Benefit Cost	$3,149	$3,331	$3,721

The following table presents amounts recognized in the consolidated balance sheets as of December 31:

(in thousands)	2007	2006

Regulatory Asset:
Unrecognized Transition Obligation	$3,658	$4,414
Unrecognized Prior Service Cost	1,781	1,588
Unrecognized Net Actuarial Gain	(4,915)	(2,077)

Net Regulatory Asset	524	3,925
Projected Benefit Obligation Liability – Net Amount Recognized	(30,488)	(32,254)
Accumulated Other Comprehensive Loss:
Unrecognized Transition Obligation	83	75
Unrecognized Prior Service Cost	40	27
Unrecognized Net Actuarial Gain	(111)	(35)

Accumulated Other Comprehensive Loss	12	67

Cumulative Employer Contributions in Excess of Net Periodic Benefit Cost	$(29,952)	$(28,262)

The following tables provide a reconciliation of the changes in the fair value of plan assets and the plan’s projected benefit obligations and accrued postretirement benefit cost over the two-year period ended December 31, 2007:

(in thousands)	2007	2006

Reconciliation of Fair Value of Plan Assets:
Fair Value of Plan Assets at January 1	$—	$—
Actual Return on Plan Assets	—	—
Company Contributions	1,459	2,051
Benefit Payments (Net of Medicare Part D Subsidy)	(3,127)	(3,625)
Participant Premium Payments	1,668	1,574

Fair Value of Plan Assets at December 31	$—	$—

Reconciliation of Projected Benefit Obligation:
Projected Benefit Obligation at January 1	$32,254	$36,757
Service Cost (Net of Medicare Part D Subsidy)	890	1,110
Interest Cost (Net of Medicare Part D Subsidy)	1,776	1,779
Benefit Payments (Net of Medicare Part D Subsidy)	(3,127)	(3,625)
Participant Premium Payments	1,668	1,574
Actuarial Gain	(2,973)	(5,341)

Projected Benefit Obligation at December 31	$30,488	$32,254

Reconciliation of Accrued Postretirement Cost:
Accrued Postretirement Cost at January 1	$(28,262)	$(26,982)
Expense	(3,149)	(3,331)
Net Company Contribution	1,459	2,051

Accrued Postretirement Cost at December 31	$(29,952)	$(28,262)

Weighted-average assumptions used to determine benefit obligations at December 31:

	2007	2006

Discount Rate	6.25%	6.00%
Weighted-average assumptions used to determine net periodic postretirement benefit cost for the year ended December 31:

	2007	2006

Discount Rate	6.00%	5.75%
Assumed healthcare cost-trend rates as of December 31:

	2007	2006

Healthcare Cost-Trend Rate Assumed for Next Year Pre-65	8.00%	9.00%
Healthcare Cost-Trend Rate Assumed for Next Year Post-65	9.00%	10.00%
Rate at Which the Cost-Trend Rate is Assumed to Decline	5.00%	5.00%
Year the Rate Reaches the Ultimate Trend Rate	2012	2012
Assumed healthcare cost-trend rates have a significant effect on the amounts reported for healthcare plans. A one-percentage-point change in assumed healthcare cost-trend rates for 2007 would have the following effects:

(in thousands)	1 point increase	1 point decrease

Effect on the Postretirement Benefit Obligation	$2,804	$(2,423)
Effect on Total of Service and Interest Cost	$358	$(293)
Effect on Expense	$418	$(544)

Measurement dates:	2007	2006

Net Periodic Postretirement Benefit Cost	January 1, 2007	January 1, 2006

End of Year Benefit Obligations	January 1, 2007 projected to December 31, 2007	January 1, 2006 projected to December 31, 2006
The estimated net amounts of unrecognized transition obligation and prior service costs to be amortized from regulatory assets and accumulated other comprehensive loss into the net periodic postretirement benefit cost in 2008 are:

(in thousands)	2008

Decrease in Regulatory Assets:
Amortization of Transition Obligation	$732
Amortization of Unrecognized Prior Service Cost	205
Amortization of Unrecognized Actuarial Gain	(200)
Decrease in Accumulated Other Comprehensive Loss:
Amortization of Transition Obligation	16
Amortization of Unrecognized Prior Service Cost	5
Amortization of Unrecognized Actuarial Gain	(4)

Total Estimated Amortization	$754

Cash flows—The Company expects to contribute $2.2 million net of expected employee contributions for the payment of retiree medical benefits and Medicare Part D subsidy receipts in 2008. The Company expects to receive a Medicare Part D subsidy from the Federal government of approximately $386,000 in 2008. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

						Years
(in thousands)	2008	2009	2010	2011	2012	2013-2017

	$2,213	$2,266	$2,310	$2,294	$2,403	$13,263
Leveraged Employee Stock Ownership Plan
The Company has a leveraged employee stock ownership plan for the benefit of all its electric utility employees. Contributions made by the Company were $733,000 for 2007, $738,000 for 2006 and $830,000 for 2005.

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

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
(in thousands)	Amount	Value	Amount	Value

Cash and Short-Term Investments	$39,824	$39,824	$6,791	$6,791
Other Investments	10,057	10,057	8,955	8,955
Long-Term Debt	(342,694)	(354,242)	(255,436)	(265,547)
14. Property, Plant and Equipment

	December 31,	December 31,
(in thousands)	2007	2006

Electric Plant
Production	$439,541	$360,304
Transmission	191,949	189,683
Distribution	322,107	307,825
General	75,320	72,877

Electric Plant	1,028,917	930,689
Less Accumulated Depreciation and Amortization	401,006	388,254

Electric Plant Net of Accumulated Depreciation	627,911	542,435
Construction Work in Progress	33,772	18,503

Net Electric Plant	$661,683	$560,938

Nonelectric Operations Plant
Equipment	$181,743	$168,917
Buildings and Leasehold Improvements	62,563	58,733
Land	13,284	11,619

Nonelectric Operations Plant	257,590	239,269
Less Accumulated Depreciation and Amortization	105,738	91,303

Nonelectric Plant Net of Accumulated Depreciation	151,852	147,966
Construction Work in Progress	40,489	9,705

Net Nonelectric Operations Plant	$192,341	$157,671

Net Plant	$854,024	$718,609

The estimated service lives for rate-regulated properties is 5 to 65 years. For nonelectric property the estimated useful lives are from 3 to 40 years.

	Service Life Range
(years)	Low	High

Electric Fixed Assets:
Production Plant	34	62
Transmission Plant	40	55
Distribution Plant	15	55
General Plant	5	65
Nonelectric Fixed Assets:
Equipment	3	12
Buildings and Leasehold Improvements	7	40

15. Income Taxes
The total income tax expense differs from the amount computed by applying the federal income tax rate (35% in 2007, 2006 and 2005) to net income before total income tax expense for the following reasons:

(in thousands)	2007	2006	2005

Tax Computed at Federal Statutory Rate	$28,675	$27,232	$28,325
Increases (Decreases) in Tax from:
State Income Taxes Net of Federal Income Tax Benefit	2,913	2,261	1,906
Investment Tax Credit Amortization	(1,137)	(1,146)	(1,151)
Differences Reversing in Excess of Federal Rates	929	1,271	(15)
Dividend Received/Paid Deduction	(714)	(718)	(703)
Affordable Housing Tax Credits	(285)	(839)	(1,324)
Section 199 Domestic Production Activities Deduction	(1,159)	(524)	(451)
Permanent and Other Differences	(1,254)	(431)	1,420

Total Income Tax Expense	$27,968	$27,106	$28,007

Income Tax Expense—Discontinued Operations	$—	$252	$5,570

Overall Effective Federal and State Income Tax Rate	34.1%	34.9%	34.9%

Income Tax Expense Includes the Following:
Current Federal Income Taxes	$23,207	$26,276	$32,795
Current State Income Taxes	2,339	4,232	5,265
Deferred Federal Income Taxes	2,832	(937)	(7,112)
Deferred State Income Taxes	2,116	(189)	(899)
Affordable Housing Tax Credits	(285)	(839)	(1,324)
Investment Tax Credit Amortization	(1,137)	(1,146)	(1,151)
Foreign Income Taxes	(1,104)	(291)	433

Total	$27,968	$27,106	$28,007

The Company’s deferred tax assets and liabilities were composed of the following on December 31, 2007 and 2006:

(in thousands)	2007	2006

Deferred Tax Assets
Benefit Liabilities	$30,789	$29,418
Cost of Removal	22,537	22,813
Related to North Dakota Wind Tax Credits	12,999	—
SFAS No. 158 Liabilities	10,504	14,694
Differences Related to Property	8,703	7,923
Amortization of Tax Credits	4,505	5,231
Vacation Accrual	2,926	2,751
Unearned Revenue	1,733	2,013
Other	4,063	3,382

Total Deferred Tax Assets	$98,759	$88,225

Deferred Tax Liabilities
Differences Related to Property	$(166,445)	$(160,635)
SFAS No. 158 Regulatory Asset	(10,504)	(14,694)
Transfer to Regulatory Asset	(8,732)	(11,712)
Related to North Dakota Wind Tax Credits	(4,340)	—
Excess Tax over Book Pension	(2,953)	(3,153)
Other	(4,398)	(2,702)

Total Deferred Tax Liabilities	$(197,372)	$(192,896)

Deferred Income Taxes	$(98,613)	$(104,671)

On January 1, 2007 the Company adopted the provisions of FIN No. 48. The cumulative effect of adoption of FIN No. 48, which is reported as an adjustment to the beginning balance of retained earnings, was $118,000. As of the date of adoption, the total amount of unrecognized tax benefits for uncertain tax positions was $1,874,000. The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $575,000 as of January 1, 2007.

The following table summarizes the activity related to our unrecognized tax benefits:

(in thousands)	Total

Balance at January 1, 2007	$1,874
Increases Related to Current Year Tax Positions	198
Expiration of the Statute of Limitations for the Assessment of Taxes	(1,566)

Balance at December 31, 2007	$506

The balance of unrecognized tax benefits as of December 31, 2007 would reduce our effective tax rate if recognized. The total amount of unrecognized tax benefits as of December 31, 2007 is not expected to change significantly within the next 12 months. The Company and its subsidiaries file a consolidated U.S. federal income tax return and various state and foreign income tax returns. As of December 31, 2007 the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2004. As of December 31, 2007 the Company’s earliest open tax year in which an audit can be initiated by state taxing authorities in the Company’s major operating jurisdictions is 2003 for Minnesota and 2004 for North Dakota. The Company classifies interest and penalties on tax uncertainties as components of the provision for income taxes. Amounts accrued for interest and penalties on tax uncertainties as of December 31, 2007 were not material.
16. Discontinued Operations
In 2006, the Company sold the natural gas marketing operations of OTESCO, the Company’s energy services subsidiary. Discontinued Operations includes the operating results of OTESCO’s natural gas marketing operations for 2006 and 2005. Discontinued Operations also includes an after-tax gain on the sale of OTESCO’s natural gas marketing operations of $0.3 million in 2006.
In 2005, the Company sold Midwest Information Systems, Inc. (MIS), St. George Steel Fabrication, Inc. (SGS) and Chassis Liner Corporation (CLC). Discontinued operations includes the operating results of MIS, SGS and CLC for 2005. Discontinued Operations also includes an after-tax gain on the sale of MIS of $11.9 million, an after-tax loss on the sale of SGS of $1.7 million and an after-tax loss on the sale of CLC of $0.2 million in 2005. OTESCO’s natural gas marketing operations, MIS, SGS and CLC meet requirements to be reported as discontinued operations in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
The results of discontinued operations for the years ended December 31, 2006 and 2005 are summarized as follows:

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
The remaining assets and liabilities of Discontinued Operations as of December 31, 2006 were SGS’s deferred tax assets of $289,000 and warranty reserves of $197,000 at estimated fair market values that were settled or disposed in 2007.

17. Asset Retirement Obligations (AROs)
The Company’s AROs are related to coal-fired generation plants and 27 wind turbines erected near Langdon, North Dakota and include site restoration, closure of ash pits, and removal of storage tanks, structures, generators and asbestos. The Company has legal obligations associated with the retirement of a variety of other long-lived tangible assets used in electric operations where the estimated settlement costs are individually and collectively immaterial. The Company has no assets legally restricted for the settlement of any of its AROs.
During 2007, the Company recorded new obligations related to the removal of 27 wind turbines erected near Langdon, North Dakota and restoration of the tower sites but did not make any revisions to previously recorded obligations.
During 2006, the Company did not record any new obligation or make any revisions to previously recorded obligations. The Company settled a legal obligation for removal of asbestos at unit one of its Hoot Lake generating plant.
Reconciliations of carrying amounts of the present value of the Company’s legal AROs, capitalized asset retirement costs and related accumulated depreciation and a summary of settlement activity for the years ended December 31, 2007 and 2006 are presented in the following table:

(in thousands)	2007	2006

Asset Retirement Obligations
Beginning Balance	$1,335	$1,524
New Obligations Recognized	1,024	—
Adjustments Due to Revisions in Cash Flow Estimates	—	—
Accrued Accretion	88	85
Settlements	—	(274)

Ending Balance	$2,447	$1,335

Asset Retirement Costs Capitalized
Beginning Balance	$285	$349
New Obligations Recognized	1,024	—
Adjustments Due to Revisions in Cash Flow Estimates	—	—
Settlements	—	(64)

Ending Balance	$1,309	$285

Accumulated Depreciation — Asset Retirement Costs Capitalized
Beginning Balance	$178	$234
New Obligations Recognized	—	—
Adjustments Due to Revisions in Cash Flow Estimates	—	—
Accrued Depreciation	7	8
Settlements	—	(64)

Ending Balance	$185	$178

Settlements
Original Capitalized Asset Retirement Cost — Retired	$—	$64
Accumulated Depreciation	—	(64)

Asset Retirement Obligation	$—	$274
Settlement Cost	—	(222)

Gain on Settlement – Deferred Under Regulatory Accounting	$—	$52

18. Quarterly Information (not audited)
Because of changes in the number of common shares outstanding and the impact of diluted shares, the sum of the quarterly earnings per common share may not equal total earnings per common share.

Three Months Ended	March 31		June 30		September 30		December 31
(in thousands, except per share data)	2007	2006	2007	2006	2007	2006	2007	2006

Operating Revenues (a)	$301,121	$257,807	$305,844	$279,904	$302,235	$280,542	$329,687	$286,701
Operating Income (a)	20,774	27,374	30,271	22,136	25,547	24,170	24,182	24,117

Net Income:
Continuing Operations	10,408	14,855	16,103	11,137	13,332	13,476	14,118	11,282
Discontinued Operations	—	105	—	257	—	—	—	—

	10,408	14,960	16,103	11,394	13,332	13,476	14,118	11,282

Earnings Available for Common Shares:
Continuing Operations	10,224	14,671	15,919	10,953	13,148	13,293	13,934	11,097
Discontinued Operations	—	105	—	257	—	—	—	—

	10,224	14,776	15,919	11,210	13,148	13,293	13,934	11,097

Basic Earnings Per Share:
Continuing Operations	$.35	$.50	$.54	$.37	$.44	$.45	$.47	$.38
Discontinued Operations	—	—	—	.01	—	—	—	—

	.35	.50	.54	.38	.44	.45	.47	.38

Diluted Earnings Per Share:
Continuing Operations	$.34	$.50	$.53	$.37	$.44	$.45	$.46	$.37
Discontinued Operations	—	—	—	.01	—	—	—	—

	.34	.50	.53	.38	.44	.45	.46	.37

Dividends Paid Per Common Share	.2925	.2875	.2925	.2875	.2925	.2875	.2925	.2875

Price Range:
High	$35.00	$31.34	$37.06	$30.09	$39.39	$30.80	$37.88	$31.92
Low	31.06	27.32	30.22	25.78	28.96	26.50	32.82	28.60
Average Number of Common Shares
Outstanding—Basic	29,503	29,326	29,686	29,393	29,746	29,413	29,790	29,445
Average Number of Common Shares
Outstanding—Diluted	29,757	29,676	29,941	29,766	29,996	29,806	30,090	29,731

(a)	From continuing operations.

Stock Listing
Otter Tail Corporation common stock trades on The NASDAQ Global Select Market.